UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 11, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant's name into English)

Wittelsbacherplatz 2
80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIEMENS



Trust unites us

Annual Report 2012

siemens.com/answers

Company Report 2012

What sets our integrated technology company apart

Introduction – page 1

Proximity

How Bangalore's new airport is driving progress across an entire region

Global presence – page 8

Ideas

How our Biograph mMR scanner is enhancing patient care

Technology and innovation – page 20

Strength

How efficient technologies are shaping the future of energy

Portfolio management – page 34

Networking

How intelligent IT solutions are creating unimagined value

Core business activities – page 54

Diversity

How our employees' wealth of experience is inspiring us

Employees and management culture – page 66

How our strategy is pointing the way to the future

Our Siemens – page 76

COVER PHOTO – James D. Palasek and Amber Sherman, two of the 370,000 Siemens employees working together in our global network of trust. To learn more, please see:
→ SPECIAL REPORT: DIVERSITY, PAGES 66-75

When a new international airport is being planned, when a doctor recommends a treatment to a patient, when political leaders and society want to ensure reliable energy supplies for the future, when a company wants to offer tailor-made service solutions, when the development of innovative products demands the creativity, experience and dedication of a wide range of experts, that's when tough decisions have to be made – far-reaching decisions based on a strong sense of responsibility.

The success of our integrated technology company rests not only on our technological excellence, power of innovation and financial strength but also on our commitment to responsibility – a commitment that's made us a strong partner of trust to people all around the world for 165 years.

Trust unites us –
Building strong partnerships for 165 years



Trust unites us – Building strong partnerships for 165 years

Ever since our Company was founded, we've stood for technological excellence, quality, reliability and international focus. Coupling innovative concepts and visionary ideas with a willingness to take calculable entrepreneurial risks in order to attain long-term success, our founder, Werner von Siemens, put us on track for achievement – as the following milestones from our history attest.

WWW.SIEMENS.COM/HISTORY

1847 Werner von Siemens and Johann Georg Halske establish Telegraphen-Bauanstalt von Siemens & Halske in Berlin.

1848 Siemens & Halske wins the contract to build a telegraph line from Berlin to Frankfurt am Main – the longest communications link on the European continent.

1850 Siemens' first sales office outside Germany is opened in London.

1855 Siemens' first subsidiary outside Germany is established in St. Petersburg by Carl von Siemens.

1866 Werner von Siemens discovers the dynamo-electric principle.

1870 After only two years of construction, Siemens begins operation of the Indo-European telegraph line.

1872 Siemens establishes a pension fund for employees and their families.

1972 Siemens supplies important electrotechnical equipment for the Olympic Games in Munich.

1925 The Irish Free State commissions Siemens to electrify the entire country.

1938 Siemens scientists formulate the barrier layer theory, the springboard for modern semiconductor physics.

2008 Siemens introduces its Environmental Portfolio.

1932 Siemens-Reiniger-Werke is established to bring all of Siemens' businesses in the area of medical engineering under one roof.

1966 In response to new technological developments and structural changes on the world market, Siemens combines its competencies and activities in a new organization: Siemens AG.

1879 The world's first electric railway with an external power source is showcased in Berlin.

1951 Construction is begun on a 300-megawatt steam power plant in San Nicolás, Argentina – marking Siemens' return to the world markets following World War II.

2001 The Siemens share is listed on the New York Stock Exchange.

1903 Siemens-Schuckertwerke is founded to conduct Siemens' electrical engineering business.

1959 Siemens launches the SIMATIC control system, enabling it to capture a leading position in automation technology.

1897 To broaden its financial base, Siemens & Halske is reorganized as a publicly listed company.

2011 In Irsching, Germany, Siemens' gas turbine sets a new world record for power plant efficiency.

1983 In Germany, Siemens installs a MAGNETOM scanner, the world's first magnetic resonance imaging system.



What sets us apart – What we stand for

People all over the world place their trust in Siemens because, as an integrated technology company, we're poised to seize competitive advantages even in a challenging business environment. Siemens stands for:

Proximity



→ PAGE 8

With activities in some 190 countries, we're close to our customers worldwide. The construction of Bengaluru International Airport is a prime example. Siemens employees are on site, providing the airport's operators with products and solutions from a single source. Our global presence – coupled with development, procurement and production activities at customer locations all over the world – makes us a strong local partner and is strengthening our position on tomorrow's growth markets.

The integrated technology company

Ideas



→ PAGE 20

Our research activities also span the globe. To create the technologies and innovations of tomorrow, the experts at our integrated technology company cooperate across organizational as well as regional boundaries, working closely with customers, universities, research facilities and industry partners worldwide. The Biograph mMR scanner – developed in collaboration with Tübingen University Hospital in Germany – is just one example of how our pioneering ideas are benefiting people everywhere.

Strength



As a company with a solid financial basis and an outstanding competitive position, we practice intensive portfolio management, focusing our portfolio and investments on attractive markets with high growth potential. The successful test of our new six-megawatt wind turbines in Østerild, Denmark and our strong partnership with the German utility EnBW Energie Baden-Württemberg AG show how this strategy is paying off: thanks to timely investments in offshore wind turbines and combined cycle power plants, we're already profiting from the transition to a new energy system. Both technologies are part of our groundbreaking Environmental Portfolio.

→ PAGE 34

Networking



In all areas of Company-wide relevance, we foster continuous knowledge exchange across our entire organization. Our service business is a good example of how our cross-business activities are creating value. The IT-supported services we're providing for machine tool manufacturer Schwäbische Werkzeugmaschinen, for instance, not only improve processes; they also strengthen customer loyalty. Other cross-business activities bundle our expertise in procurement and foster the development of our employees.

→ PAGE 54

Diversity



We offer our highly qualified, international workforce a wide range of opportunities for further education and professional development. Our Company-wide training and continuing education programs – coupled with measures to make our teams more diverse – are strengthening our employees and our management culture and enabling us to rigorously leverage the power of Siemens across our entire organization. A specialized software platform allows us to effectively and successfully coordinate diverse teams across continents and time zones. We also conduct entry-level programs for university graduates and run a Company-wide idea management program that enables us to benefit from our employees' suggestions.

→ PAGE 66



We invite you to take a look at the five special reports that follow. In them, our partners, customers and employees talk about how they view their day-to-day cooperation with us and how this cooperation is deepening their trust in Siemens.

The reports provide a look behind the scenes at how we're leveraging the potential of our integrated technology company and turning it into reality every day.

The integrated technology company



Trust through proximity

"Progress requires a high-performance infrastructure."



Home to nearly 8.5 million people, Bangalore is India's third-largest metropolitan area. Called the Silicon Valley of India due to the many IT, aerospace and biotech companies located in and around it, the city owes its success to an advanced infrastructure that's also driving progress across the entire state of Karnataka, which has a population of more than 60 million.

Bengaluru International Airport, which was built with the help of an innovative public-private partnership initiated and supported by Siemens, is part of this impressive infrastructure development. Close, trust-based collaboration ensured the huge project's success. As Managing Director of the international airports in Bangalore and Mumbai, G.V. Sanjay Reddy is ideally positioned to understand the subcontinent's infrastructure requirements. In the report that follows, he talks about his experiences.

The integrated technology company
Proximity
Ideas, page 20
Strength, page 34
Networking, page 54
Diversity, page 66



The challenge for Bangalore

Population growth of roughly 50% between 2001 and 2011



ABOVE – Bangalore's growth continues unabated. To meet the needs of its booming population – which already totals about 8.5 million – the Indian metropolis needs a high-performance infrastructure.

Aerospace industry

India's third-largest city

High levels of air pollution

The challenge for Bangalore

8.5 million inhabitants

in 2011

Overburdened transportation infrastructure

"Our vision: Bangalore – The Gateway to South India"

G.V. Sanjay Reddy has a vision: to make Bangalore – or, as the local people call it, Bengaluru – the Gateway to South India. And he and his company, the Indian conglomerate GVK, are doing everything in their power to make that vision a reality. In 2011, GVK acquired a majority stake in Bangalore International Airport Limited (BIAL), the company that owns and operates Bengaluru International Airport. For Reddy, Vice Chairman of GVK and Managing Director of the airport, this transaction was much more than just a business venture. "Our plans are very ambitious and far-reaching," he says. "In building and operating the airport, we have the interests and expectations of the city and the entire region before our eyes."

The potential is endless. India is one of the world's fastest-growing countries. Since 2004, its economy has expanded at an annual rate of over 8%. And the Bangalore area has been one of the big winners. Immigrants have poured in from other parts of India and from all around the world. Many of the newcomers, who now account for more than half of the city's population, are highly qualified IT experts employed at the national and international computer and high-tech companies that have made Bangalore what it is today: a center of the country's software industry and the Silicon Valley of India. Between 2001 and 2011, the population of the metropolitan area grew almost 50%. Home to some 8.5 million people, Bangalore is now India's third-largest city after Mumbai and Delhi and one of the country's key business and commercial centers. To find sustainable solutions to the challenges facing the booming conurbation, the local infrastructure will have to be substantially expanded.

Siemens Corporate Technology established its first research center in Bangalore in 2004. Today, experts at the center are conducting research in areas like software technology and decentralized energy systems.

G.V. Sanjay Reddy's predecessors had to start virtually from scratch. At the turn of the millennium, political leaders in Karnataka realized that economic growth required a highly efficient infrastructure. However, the public funds available for its expansion were not sufficient. And the government needed a strong partner. Having already demonstrated in projects worldwide how innovative transportation solutions, efficient power supply and advanced healthcare facilities can create an environment in which economic growth benefits all of a region's inhabitants, Siemens filled the bill.

IT location

India's Silicon Valley


AIR PORT
CANT. RLY. STATION



RIGHT – As Vice Chairman of the Indian conglomerate GVK, G.V. Sanjay Reddy is Managing Director of the international airports in Mumbai and Bangalore.

"Public-private partnerships – The formula for India's success"

Bengaluru International Airport is a prime example of how Siemens provides financing as well as technological solutions for future-oriented infrastructure developments. The project was launched in the early 1990s, when a public-private partnership was first proposed. G.V. Sanjay Reddy is convinced that cooperative efforts of this kind – partnerships in which governments and private companies work hand-in-hand to implement projects that benefit entire communities – are "the formula for India's success." Why? There are two reasons, Reddy explains. The first is financing: "The Indian government doesn't have the ability to fund the huge infrastructure deficit that we have in India," he says. "Over the next five years, the government expects that India will need around $1 trillion worth of infrastructure investment. And the public sector does not have the capability to invest that amount." Therefore, the Indian government is relying increasingly on private investment. And the second reason why public-private partnerships are so important is that they offer major advantages for private companies: "The private sector has the ability," says Reddy, "to benchmark to the global best practices and find the best solution." In the case of Bengaluru International Airport, for example, that solution was Siemens.

▶ Siemens has been active in India since 1867. Today, the Company has some 17,700 employees in the country.

Siemens paved the way for the public project's private financing and also subsequently invested in BIAL, with Siemens Project Ventures (SPV), a business unit of Financial Services (SFS), acquiring a 40% stake in the new airport company. Other investors included Larson & Toubro Ltd., India's largest engineering and construction company, and Unique Zurich Airport, a Swiss airport operator, each of whom acquired a 17% stake. To ensure that the state would also have a say in the running of this strategically vital infrastructure project, the remaining 26% was split between the government of Karnataka and India's federal government. "And this still applies today," says G.V. Sanjay Reddy, "because under Indian law, its 26% stake gives the government a minority veto."

BIAL has primary entrepreneurial responsibility for the entire airport. To enable the company to recoup its investment, the Indian government has granted it long-term rights to collect airline and passenger fees.

Bengaluru International Airport

Public-private partnership



LEFT/RIGHT – Its international airport is helping make Bangalore the Gateway to South India. All key airport data is collected in the airport's control tower.





About 12 million passengers in fiscal 2010/2011

Sharply increasing passenger numbers

India's most advanced
major airport

Innovative infrastructure solutions



ABOVE – Countless planes take off from Bengaluru International Airport every day, linking South India with cities throughout the world.

July 2004
Contract signed by the Indian government and the airport operator

July 2005
Construction begun

May 2008
Official opening

New runway ready for takeoff in record time

After years of preparation, work on Bengaluru International Airport proceeded very quickly. Construction began 35 kilometers north of the city center in July 2005. Only 33 months later, in May 2008, the first commercial flight took off from the new runway.

Project implementation was smooth and rapid because Asia's most advanced airport had selected a complete, customized technology solution from Siemens. For the project, Siemens fully leveraged its unique strengths as an integrated technology company. As in other major projects, we demonstrated locally the entire scope of our international expertise. For example, all sub-solutions were internally coordinated in advance. In line with the Siemens One approach, a key account management team advised the project company every step of the way.

Our Company-wide Siemens One approach enables us to offer complete, customized solutions – systematically and across business areas – for hotels, hospitals and airports, for instance. The idea behind Siemens One is simple: at an integrated technology company, the whole is greater than the sum of its parts.

We tackled the challenge head-on, delivering electrical systems on a turnkey basis, supplying energy for the airport buildings, installing customized IT solutions and providing suitable mobility solutions – all in record time. The service package covered everything from planning and delivery to installation and commissioning. And, as G.V. Sanjay Reddy recalls, our involvement didn't end when the airport opened: "Siemens was very active in implementing the project from the beginning. The Company is solutions-oriented and views its tasks from a 360-degree perspective. That makes Siemens a strong, reliable and trustworthy partner."


Welcome to Bangalore
SIEMENS

G.V. Sanjay Reddy, Managing Director of Bangalore International Airport Limited

"In Siemens, we've found a strong, reliable and trustworthy partner. The company's technology leadership – coupled with its strong focus on sustainability – has made its input into the project invaluable."

Increasing passenger numbers make expansion necessary

In 2008, when the first flights took off from the new Bengaluru International Airport, Bangalore had about seven million inhabitants. Today, it has a population of nearly 8.5 million. And as the city has grown, so has its airport. In BIAL's fiscal year 2010/2011, around twelve million travelers passed through the terminal – an increase of almost 12% over the year before. The original plans at the end of the 1990s were based on a figure of only 3.7 million passengers a year. An expansion is necessary, and we're involved in this project too. The single-source infrastructure solutions for which we're responsible include the provision of security and electrical systems – from design to commissioning.

As planned, we're scaling back our own financial commitment in view of the airport's successful business development. In fiscal 2012, we announced the sale of a 14% stake in BIAL to G.V. Sanjay Reddy's GVK Power & Infrastructure Limited. However, we continue to hold a substantial 26% stake in the airport operator.

G.V. Sanjay Reddy is looking to the future. Throughout the continued expansion of Bengaluru International Airport, he intends to keep the focus on sustainability. "We as a company – and Siemens as well – have put a lot of emphasis on sustainability," he notes. "For us, receiving the prestigious Golden Peacock Environment Award in 2012 is both a distinction and an incentive. It honors our joint activities in the past and sets a new benchmark for the future. We want to continue our efforts to maintain an environmental balance and minimize adverse environmental impacts. And it's here that Siemens is making a very valuable contribution."

WWW.SIEMENS.COM/AR/PROXIMITY
WWW.SIEMENS.COM/AR/PROXIMITY-MOVIE



ABOVE – Thanks to innovative Siemens technologies, passengers can check in very quickly at Bengaluru International Airport.

SINGLE-SOURCE INFRASTRUCTURE SOLUTIONS FROM SIEMENS


Key account management
Power supply
Building technologies
Financing solutions
IT systems
Security systems
Overall project management
Power distribution systems
Fire detection and alarm systems
Services
Siemens infrastructure solutions

Our intelligent infrastructure solutions are proving their value worldwide. The construction of Bengaluru International Airport is just one of many projects that have enabled us to impressively demonstrate our capabilities as an integrated technology company. In particular, our cross-Sector Key Account Management Program – as is usual in large-scale projects of this type – provides support for managers on site, from the initial planning phase to servicing and maintenance. Tapping the full extent of our knowhow, our Key Account Managers combine solutions from a wide range of Siemens Sectors and Divisions to create integrated, end-to-end solutions tailored to specific requirements – thus saving customers valuable time and ensuring outstanding customer support around the globe. We've bundled our extensive infrastructure portfolio in our Infrastructure & Cities Sector, which supplies integrated products, solutions and services from a single source – from mobility and logistics solutions to intelligent power distribution systems to highly efficient building technologies. Financial Services (SFS) is an international provider of financing solutions. With its financial and industry knowhow, SFS helps make infrastructure projects like Bengaluru International Airport a reality.

> Not only do we have the necessary technologies in our portfolio; we also have decades of experience acquired in bringing hundreds of major projects worldwide to successful completion.

At the heart of our solutions for Bengaluru International Airport are our IT solutions, which network all the applications of the airport's IT landscape and link independent IT solutions from different suppliers to create a structured, flexible whole. All participants profit from a simplified data exchange with optimized, accelerated processes.

Bengaluru International's surveillance and alarm management systems are equipped with a Siemens danger management system, which bundles all the information provided by security and fire protection subsystems in a central control room. These subsystems include an access control system with 105 readers, an audio and voice evacuation system with 650 loudspeakers, a fire detection system with 1,800 smoke, heat and flame detectors, an intrusion protection system with 100 detectors and a video surveillance system with 60 cameras.

Active worldwide – At home around the globe

To be a strong and reliable local partner to our customers worldwide – this is our aspiration. Siemens employees are working around the clock, in all the world's time zones and on every continent to provide trailblazing products and solutions tailored to individual customer requirements. This dedication has been our formula for success for 165 years.

As a local supplier with a global presence, we're a trusted partner everywhere we do business. Our ten largest Regional Companies alone employ people from some 140 different countries – experts working for the benefit of our partners, customers and shareholders worldwide.

Local commitment creates trust and lays the basis for long-term customer relationships. That's why we've maintained local development, procurement and manufacturing activities in many countries for decades. In addition to our more than 290 production facilities worldwide, we have office buildings, warehouses, R&D centers and sales offices in virtually every country in the world.

Over the years, we've captured outstanding competitive positions in the industrialized countries. Now, through a wide range of measures, we want to further strengthen these positions and expand our activities in the booming markets of the emerging countries.

Long-term customer relationships have been the hallmark of our business for 165 years. To support major customers, we've set up a Company-wide Key Account Management Program that enables us to tailor our products, solutions and services to local customer requirements and regional structures while ensuring that our Key Account Managers continuously expand and reinforce our customer relationships on a long-term basis. These managers, whose performance is measured in terms of customer-specific growth, report to our cross-Company Market Development Boards and Vertical Market Management teams, which are focused, in turn, on the requirements of individual vertical markets. Staffed by experts from many different business units, these organizations leverage our entire portfolio to provide a comprehensive range of industry-specific, single-source offerings for customers in the automobile, IT and power generation industries, for instance.

With 370,000 employees around the globe, we provide targeted and tailored solutions to customers worldwide on a local basis – giving us a virtually unparalleled competitive advantage.

Worldwide responsibility for revenue and profit generation has been assigned to our individual operating units. This decentralization of business responsibility benefits customers of all sizes – particularly the small and medium-sized businesses and organizations that comprise the largest part of our customer base – by enabling us to provide locally based support everywhere in the world. Our extensive international sales team, which is managed by our Regional Clusters and Regional Companies, ensures the implementation of business-specific sales strategies. For large-scale projects around the globe, direct customer support is provided via our headquarters units.


€11.072 billion in revenue (14% of total worldwide)²
119,000 employees (32% of total worldwide)³
44 major R&D facilities (23% of total worldwide)⁴
€39.909 billion in revenue (51% of total worldwide)²
222,000 employees (60% of total worldwide)³
90 major R&D facilities (48% of total worldwide)⁴
Europe, C.I.S.¹, Africa, Middle East
Americas
€22.864 billion in revenue (29% of total worldwide)²
84,000 employees (23% of total worldwide)³
70 major R&D facilities (37% of total worldwide)⁴
Asia, Australia
€15.523 billion in revenue (20% of total worldwide)²
63,000 employees (17% of total worldwide)³
28 major R&D facilities (15% of total worldwide)⁴
1 Commonwealth of Independent States
2 By customer location
3 As of September 30, 2012
4 15 employees or more

Global presence is the basis of our competitiveness. Active in some 190 countries, our Energy, Healthcare, Industry and Infrastructure & Cities Sectors occupy leading market and technology positions worldwide.

As part of Siemens' Executive Relationship Program, our 100 most important customers are personally supported by members of Siemens' Managing Board. To determine if this program is actually meeting our customers' expectations, we conduct annual surveys. For us, the results of these surveys are crucial since we want to strengthen our customers' trust – everywhere in the world.

To gear our activities even more closely to the needs of our customers and markets worldwide, we're breaking new ground with innovative projects like our new urban sustainability centers. These centers provide a common platform where our experts can work together with scientists, urban planners and city officials to develop the infrastructure solutions of tomorrow. Our first sustainability center, the Crystal, opened its doors in London in 2012. Two more centers – one in Shanghai and another in New York – are set to follow.

A strong worldwide presence coupled with the power of a global technology company – that's what's made us successful and the strong local partner that we are today – around the world and around the clock.

COMBINED MANAGEMENT REPORT, PAGES 63-64
SIEMENS AT A GLANCE, PAGES 6-7
WWW.SIEMENS.COM/WORLDWIDE


SPARKLING



Trust based on ideas

"My son has new hope."

Fifteen-year-old Christian from the town of Beuren in southwest Germany has been diagnosed with cancer. In the summer of 2011, doctors discovered a tumor in his pancreas. A combination of chemotherapy and radiation has given him new hope.

Our new Biograph mMR played a major role in Christian's treatment. The combination of magnetic resonance imaging (MRI) and positron emission tomography (PET) technology enabled doctors at Tübingen University Hospital to observe the tumor's shape and metabolism in detail and obtain vital information during the course of his therapy.





LEFT – A relaxed young man looking toward the future with confidence: Christian is again living life to the full.

RIGHT – A summer's day back home in Beuren. After a year of worry, the family is once again enjoying life together.

Christian's mother

"This experience has brought us closer together. We've become very caring and gentle with one another."

Certainty is the key factor. The therapy has been effective. "Luckily, the tumor's gone," says Christian. Finally, life can return to normal. Now, it's out of the hospital and back to school. "What I want is to finish school and start an apprenticeship." A joyful prospect a year after the big shock of the summer of 2011. At first, Christian felt ill. Then his eyes and face turned yellow. The diagnosis at Reutlingen Hospital: an advanced pancreatic tumor obstructing the bile duct. Christian's mother remembers the fateful day: "I can't describe it: tears, anger, rage, sadness – I couldn't control my feelings."

Examination with the Biograph mMR scanner

The specialists in Tübingen launched their attack on the tumor immediately. "I had chemotherapy for the first four months, then radiation, and then chemotherapy for four more months," reports Christian. "After every second treatment, they stuck me into the tube to see how well the chemotherapy was working." The tube, as Christian calls the Siemens Biograph mMR, is an innovative combination of MRI and PET technology that helps physicians monitor the impact of chemotherapy treatments. The system can simultaneously display structures in the body and their metabolic activity.


Confidence
Solidarity
July 9, 2012
10:34 a.m. — Having ice cream in Beuren
Family
A summer's day


July 10, 2012
Examination
Successful therapy

The question now is: does Christian's pancreas still contain tumor cells? And if so, how active are they? In their examinations, the Tübingen cancer specialists never lose sight of Christian's particular situation. "Children aren't just small versions of adults. That means we have to consider a wide range of factors when evaluating their symptoms and determining the length of their examinations," says Christian's doctor, Professor Dr. Jürgen Schäfer.

For Christian, the past year has been an anxious one, full of uncertainty. "I often wondered if the tumor was getting larger or smaller," he says. "If it was smaller, that was good, of course, and a sign the chemo was working. That motivated me to keep fighting." But he wasn't going to give up anyway. After the first shock, Christian promised himself he'd stay optimistic no matter what. Fortunately, the examination results boosted his confidence. The images from the Biograph mMR showed the radiologist both how the tumor's size had changed during treatment and how its metabolism was developing – key indicators of its activity.

Today, the young patient has a very important appointment: together with his mother and sister, he's come to Tübingen University Hospital to find out if his cancer treatment has been effective. In his patterned hospital gown, Christian lies down on a table in the examining room before entering the Biograph mMR scanner once again.





FAR LEFT – Professor Dr. Jürgen Schäfer and Christian discuss the upcoming examination in the Siemens Biograph mMR. It will show if the tumor is still active.

LEFT – Christian with his mother and sister on the way to the examination at Tübingen University Hospital.

"I feel I'm well looked after in Tübingen. The doctors are very honest with me. And I think that's good – because I want to know exactly what's happening and why I'm doing all these things."

The examination is over in half an hour. And a few days later, after a detailed evaluation of the images, Professor Dr. Schäfer has good news for his young patient. "Right now, it looks very good," reports the head of pediatric radiology in the Department for Diagnostic and Interventional Radiology. "The functional and metabolic findings show that the therapy has been successful. The tumor is no longer showing increased metabolic activity."

Greater certainty thanks to excellent imaging

At the last examination, small remnants of malignant tissue were still visible. But it's now clear that they're completely inactive. "This is exactly why we're so happy to have this combination of morphological and functional findings," says Professor Dr. Schäfer. "Since morphologically a very small remnant was still visible. But it's no longer functioning, thank God."

The doctors in Tübingen have been working with the Biograph mMR since March 2011. For Christian's mother, it was clear from the beginning that she wanted to exploit this diagnostic opportunity for her son. "The doctors told us there was a new imaging system they could use to examine Christian," she recalls. "I agreed immediately – and now I know for sure that the therapy's worked."





LEFT – Christian prepares for an examination in the Siemens Biograph mMR.

BELOW – An assistant inserts a tube for the PET imaging tracer.

RIGHT – Christian on the table just before entering the magnetic field of the molecular MR scanner.


Contrast agent
Magnetic field
Certainty
Monitoring
July 10, 2012
SIEMENS
Biograph mMR



Professor Dr. Claus Claussen, Tübingen University Hospital

"Our cooperation with Siemens is based on enormous trust, which has grown continually over the years."

Professor Dr. Claus Claussen is head of the Radiology Clinic at Tübingen University Hospital. Professor Dr. Claussen discusses the prospects for the innovative technology below.

Professor Dr. Claussen, Tübingen University Hospital has been using the Siemens Biograph mMR since March 2011. In your experience, which applications is the system most suitable for?

PROFESSOR DR. CLAUSSEN: There are currently three fields of application for the Biograph mMR. About 90% of the applications relate to oncology, where we can identify what stage a tumor is in and monitor the course of treatment. The other fields are neurological diagnostics – in particular, neurodegenerative disease – and metabolic changes near the heart muscle. The Biograph mMR provides simultaneous, detailed images of the changes and processes taking place in living organisms. This is a tremendous advance. The simultaneous acquisition of MR and PET offers precise morphological and functional insights into the human body and makes it possible to pinpoint even the smallest pathological changes – for example, in the liver, the brain and bone marrow.

How long had you been dreaming about combining MRI and PET in this way?

PROFESSOR DR. CLAUSSEN: Computed tomography became well established in the 1970s, and ever since we've been dreaming of visualizing anatomical structures and forms in combination with their functions. Dynamic computed tomography, which involves injecting contrast agents, was developed in the early 1980s. This enabled us to monitor blood flow in organs and tumors. Positron emission tomography (PET) made it possible to obtain images of specific metabolic activities in the body but afforded very poor spatial resolution. Results improved when CT and PET technologies were combined in PET-CT scanners. Then, about ten years ago, the enhanced contrast achieved in images of soft tissue by using MRI technology awakened hopes of further improvement – and today we have the Biograph mMR.

What is the special technical challenge of the Biograph mMR?

PROFESSOR DR. CLAUSSEN: The strong magnetic field of the magnetic resonance imaging systems interfered with the operation of conventional PET detectors. That's why new detectors had to be developed for use with magnetic resonance imaging systems. At our lab for preclinical imaging, Professor Dr. Bernd Pichler performed very important preparatory work before we and Siemens tried out and tested this new technology in a first combined MRI and PET head scanner. This example highlights how important it is for an industrial company like Siemens, which is geared to research and development, to leverage its customers' potential and pursue open innovation through joint research projects.





LEFT – Professor Dr. Claussen (left) and Professor Dr. Schäfer (right) at Tübingen University Hospital

LEFT ABOVE – Professor Dr. Claussen is head of the Radiology Clinic at Tübingen University Hospital.

RIGHT ABOVE – The images of Christian generated by the Biograph mMR show no tumor activity in the pancreas.

RIGHT – Professor Dr. Schäfer evaluates the images of Christian's body produced by the Biograph mMR.

Tübingen University Hospital and Siemens have been cooperating for many years to develop innovative imaging technologies. How would you describe this partnership?

PROFESSOR DR. CLAUSSEN: It's based on enormous trust, which has continually grown over the years. We were one of the first university hospitals to conclude a cooperation agreement with Siemens. Since then, we've tested many new Siemens products. The experts were very skeptical at first about the leading-edge molecular MR process, but Siemens was convinced that the new technology would succeed, and that conviction is paying off.

Which patients profit most from the Biograph mMR?

PROFESSOR DR. CLAUSSEN: Above all, this new system benefits children and young people since radiation exposure during imaging is substantially lower than with conventional exam methods. This is an enormous advantage since we have to monitor the effectiveness of medications frequently, particularly with young patients[1], who are especially sensitive to radiation.

What new insights do you expect to gain for research?

PROFESSOR DR. CLAUSSEN: It's still too soon to foresee the full potential of this hybrid MRI and PET technology. We have new therapy options and can now determine much earlier which therapies are effective – in terms of treatment quality, this definitely represents a big step forward. But it will certainly be years before we can measure this innovation's full impact on healthcare.

▶ We're inviting more than 100 radiologists, nuclear medicine experts and physicists from around the world to a meeting in December 2012 to discuss their experiences with the Biograph mMR.

If you could make a wish, what would you want from Siemens for the next generation of diagnostic imaging systems?

PROFESSOR DR. CLAUSSEN: Of course there are always things you can wish for – otherwise, we'd stop dreaming. The ability to visualize functional and physiological processes in living organisms is already an important advance. This was unimaginable just 20 years ago. However, we're still just at the beginning, and that's why I'd like the reliability of diagnostics to increase even more in the future. But the first step has already been taken. And that's a major milestone for imaging and healthcare in general.


SIEMENS

LEFT – The Siemens Biograph mMR is prepared for the next exam.

INNOVATION IN IMAGING
SIEMENS' BIOGRAPH mMR

The two imaging technologies complement one another perfectly: magnetic resonance imaging (MRI) provides millimeter-precise images of the body's organs, while positron emission tomography (PET) displays, above all, the metabolic activity of cells. The Siemens Biograph mMR is the world's first device to combine MRI and PET imaging in an integrated system – enabling clinicians to simultaneously capture data on organ function and metabolism as well as any changes in organs in a single scan.



SIEMENS
60-centimeter-wide opening
Integrated MRI body coil
Integrated PET detector
MRI gradient coil
Magnet with a field strength of three tesla

A pioneering achievement in medical imaging, the Biograph mMR combines two previously separate technologies in a single system.

For patients, this means diagnoses in less time and with less radiation exposure. Instead of having to perform several separate scans, clinicians can now acquire all images in a single process – thus shortening patient waiting times. The integration of MRI and PET technologies also reduces the amount of radiation that patients are exposed to, compared to conventional imaging technologies.

Until now, two separate devices were required for these examinations because the operation of conventional PET detectors is impaired by the strong magnetic fields generated by MRI scanners. Previously, the images generated had to be superimposed using special software. This second step reduced precision since patients – and thus organ positions – often shifted between scans. The Siemens Biograph mMR features new PET detectors whose operation is not disturbed by the MRI's strong magnetic field. That's why the innovative system can capture all data simultaneously, recording even the smallest details and functional processes. Healthcare facilities also profit from the Siemens Biograph mMR: the system streamlines processes and cuts costs for floor space and operation by eliminating the need for a second system. And that's to the advantage of a growing number of patients around the world.

WWW.SIEMENS.COM/AR/IDEAS
WWW.SIEMENS.COM/AR/IDEAS-MOVIE
WWW.SIEMENS.COM/BIOGRAPHMMR

1 MR scanning has not been established as safe for imaging fetuses and infants less than two years of age. The responsible physician must evaluate the benefits of the MR examination compared to those of other imaging procedures.

The statements by Siemens' customers described herein are based on results that were achieved in the customer's unique setting. Since there is no "typical" hospital and many variables exist there can be no guarantee that other customers will achieve the same results.

For us, progress means placing trust in people with a pioneering spirit

For 165 years, we've been providing answers to the challenges of our day – in the areas of healthcare, energy, industry and infrastructure. Few companies have more researchers and developers working to create innovative products and solutions worldwide. In a record number of research partnerships, our R&D employees are shaping technological progress more actively and openly than ever before.

Never completely satisfied, always looking for better solutions, taking personal responsibility for progress and blazing new trails in technology – this strategy has made us the powerhouse in electronics and electrical engineering that we are today.

The latest figures confirm our power of innovation. Our R&D employees are now reporting more than twice as many inventions per day as in 2001. In fiscal 2012, we filed 8,900 invention reports, some 5% more than a year earlier. During the same period, we increased the number of our patent first filings by about 7% to 4,600, making us once again a leader in the worldwide patent statistics and No. 1 in Europe.

Our innovations impact many areas of life – transportation, industry and healthcare, for instance. Today, people all around the world rely on trains, metros and light-rail systems from Siemens to provide them with safe, ecofriendly transport to and from their homes and places of work. In industry, our product lifecycle management (PLM) software is making it possible to develop, simulate and test products in the virtual world and to model entire production processes before a single screw is manufactured in the real world. In hospitals, our innovative liver fibrosis test is enabling doctors to examine patients suffering from chronic liver disease without having to conduct time-consuming, potentially dangerous biopsies. And last but not least, innovations from Siemens are helping shape the future of energy.

Corporate Technology (CT), our central research department, has overall responsibility for our strategic and cross-unit research activities. More than 7,000 CT experts cooperate across team and national boundaries to ensure that we maintain our technology leadership. Products with major profit potential on the world's innovation-driven growth markets are developed and then incorporated into our day-to-day business operations. Our key research focuses today include electric mobility, sustainable urban development and next-generation biotechnology.

In fiscal 2012, we invested some €4.2 billion in research and development.

We've introduced a policy of open innovation. In more than 1,000 research partnerships, we're facilitating targeted information exchange and cooperation with leading international universities and research institutes worldwide.

Technology and innovation – for us, that means securing our technological basis, helping shape the future with innovative solutions and strengthening our integrated technology company. The pioneering spirit of our employees is making us strong – every day and all around the world.

COMBINED MANAGEMENT REPORT, PAGES 98-101
SIEMENS AT A GLANCE, PAGES 8-11
WWW.SIEMENS.COM/INNOVATION

Siemens' position in the 2011 patent statistics


No.1
European Patent Office
No.3
German Patent and Trade Mark Office
No.10
U.S. Patent and Trademark Office

Patent applications: In 2011, we were No. 1 in patent applications at the European Patent Office and No. 3 at the German Patent and Trade Mark Office – where we were among the most active patent applicants. According to U.S. Patent and Trademark Office (USPTO) statistics, as published by the Intellectual Property Owners Association (IPO), we were No. 10 in the U.S. in the number of patents granted.

R&D employees by region in fiscal 2012


23% Americas
60% Europe, C.I.S., Middle East
therein Germany (32%)
17% Asia, Australia

R&D employees: In fiscal 2012, Siemens had roughly 29,500 R&D employees working at some 188 locations in more than 30 countries worldwide to create and develop new solutions in the areas of energy, industry, infrastructure and healthcare.

Invention reports, patent first filings and R&D employees (approximate) in fiscal 2012


29,500
R&D employees
8,900
Invention reports
4,600
Patent first filings

Inventions and patents: In fiscal 2012, Siemens reported around 8,900 inventions and submitted about 4,600 patent first filings – an average of some 40 inventions and roughly 21 patents on each of the 220 workdays in the year. These inventions and patents were generated by all our Sectors as well as Corporate Technology, our central research department.

Revenue from Siemens' Environmental Portfolio in fiscal 2012


€78.3 billion — Total Siemens revenue
€33.2 billion — Revenue from Siemens' Environmental Portfolio

Siemens' Environmental Portfolio: In fiscal 2012, our Environmental Portfolio, which features a large number of innovations, generated revenue of €33.2 billion and enabled our customers to cut their CO_2 emissions by 332 million tons – an amount equal to about 41% of the CO_2 emissions generated in Germany in 2010.

Creating trust through strength

"We care deeply about the future of energy."



Jens Hald Jensen believes the time has come to create a new energy system. Why? Because he's convinced that the transition to a sustainable energy infrastructure can stop climate change. And because he wants to pass on to future generations a world worth living in. Jensen, a Siemens employee who's project manager at the test center for wind turbines in the Danish town of Østerild, is working every day to make our energy supply a little bit greener – one step at a time.

Making a successful transition to a new energy system will require implementing a complex puzzle of measures. As an integrated technology company, we offer a virtually unrivaled portfolio of products and solutions spanning the entire Power Matrix. On the following pages, Jens Hald Jensen describes how he's taking personal responsibility to help shape the future of energy. And in an interview with Dr. Hans-Josef Zimmer, Chief Technology Officer for our key customer EnBW Energie Baden-Württemberg AG, you'll learn how one of Germany's major utility companies views that future.








SIEMENS

TOP – A logistical tour de force was required just to transport the Siemens B75 rotor blades 320 kilometers from the Danish port of Esbjerg to Østerild.

LEFT – Clear instructions for the team: Siemens engineer Jens Hald Jensen (left) oversees the assembly of the wind turbine with the longest rotor blade currently in operation worldwide.

CENTER – The housing – or "nacelle" – for the generating components of the Siemens SWT 6.0 gearless wind turbine is 15 meters long and 6.5 meters wide.

Jens Hald Jensen,
project manager at the wind turbine test center in Østerild, Denmark

"These rotor blades have a very special magic for me. I saw them while they were still on the ground, I was there when they were raised up, and now I'm watching them rotate and produce energy – it's simply magical."

"At 75 meters in length, the new rotor blades have nearly the wingspan of an Airbus A380." When Jens Hald Jensen talks about his work, he makes generous use of superlatives. And today is a very fitting occasion for them: on this gorgeous August day, the Siemens engineer is supervising the assembly of the world's largest wind turbine rotor. Sporting a white hardhat and neon-yellow safety vest, Jensen stands in the middle of a test center in the Danish town of Østerild, where we're testing our latest products before they are commissioned on site. The test subjects arrived several days ago: our SWT 6.0 wind turbine, which has a capacity of six megawatts, and our B75 rotor blades, which, at 75 meters in length, are the longest blades of their kind currently in operation wordwide. And although Jens Hald Jensen has worked in the wind industry ever since earning his university degree, he sees this test as the highlight of his career to date. "It's simply incredible to stand here between these gigantic rotor blades – just look at these unbelievable dimensions," exclaims the engineer from the Danish town of Brande. "It really is a technical tour de force to be able to manufacture something this imposing in one piece."

More than just an impressive rotor

For decades, Jensen has dreamed of an energy infrastructure that relies more heavily on renewable sources such as wind. "The wind delivers an unbelievable amount of energy around the clock, especially offshore," says the engineer enthusiastically. "The transition to a new energy system is offering us the opportunity to help shape the future of energy – and that's where I feel a very personal responsibility to future generations."

Transitioning to a new energy system will require implementing diverse measures that need to fit together like the pieces of a puzzle. Our engineers are continually developing and honing a wide variety of solutions that promise to drive this transition.

It's no wonder that Jensen is excited about combining the SWT 6.0 turbine with the B75 rotor blade: a single turbine will be able to supply green energy to 6,000 European households – emission-free and without the use of fossil fuels. And the first customers are already lining up to make large-scale use of the new technology: plans call for installing 300 SWT 6.0 turbines with a total capacity of 1,800 megawatts off the coast of the UK between 2014 and 2017.

Years of offshore experience

Once the turbines and rotor blades have successfully completed the test phase, two giant cranes lift the housing for the SWT 6.0's generating components into the air. Under Jensen's watchful eye, the housing – or the "nacelle" – is moved in slow motion to the top of the 120-meter tower. The culmination of more than 20 years of experience in offshore projects, the SWT 6.0 is remarkable not only for its output but also for its new drive technology, which is entirely gearless. Such innovations have enabled our engineers to reduce the number of components by about 50%. The streamlined design facilitates maintenance while also cutting down on weight: the SWT 6.0 is by far the lightest wind turbine in its class. And this, in turn, lowers costs for the foundation and the tower – making wind energy more competitive and moving us a step closer to Jensen's vision of a greener energy future.

BELOW – Once installed, the gigantic rotor will sweep an area equivalent to two-and-a-half soccer fields. An enormous amount of space is also required for unloading the rotor blades and mounting them on the hub (pictured on the left).



Dr. Michael Süß,
member of the Managing Board of Siemens AG and CEO of the Energy Sector

"The transition to a new energy system is Germany's project of the century. It's the right strategy, and it's feasible. But we still have a long way to go in order to make it happen. The greatest challenges are the tight schedule and the required expansion of the power grid. The world is watching closely to see how Germany tackles these challenges."



The largest single-cast fiberglass component

But Jens Hald Jensen has no time for visions today. Because once the turbine is assembled, it's time to hoist up the three giant rotor blades with steel cables. "This is the biggest rotor blade we've ever installed," notes Jensen. "It's a monumental challenge to hoist up the blades – which have a total rotor diameter of 154 meters – and attach them to the turbine." Each rotor blade looks a bit like a beached whale, and people standing beside it look as small as they would next to one of the giant creatures of the sea. After all, the B75 is the largest single-cast fiberglass component ever constructed. And it's innovations like this one that Jensen always finds exciting. "Our intense involvement in this field demonstrates very clearly that we intend to be pioneers in shaping the future of energy," he says during a break. "The products shown here in Østerild underscore our commitment to leadership."

▶ Thanks to an innovative production process that eliminates the use of adhesive joints, the rotor blades are 20% lighter than their conventionally manufactured counterparts – reducing operating costs and making wind energy more attractive.

Our technologies are bringing the future of energy closer

Siemens offers its customers not only wind power installations but also a broad portfolio of other products and solutions that will facilitate the transition to a new energy infrastructure: long-distance low-loss high-voltage direct-current transmission systems, components for the smart grid of the future, gas turbines with record efficiencies, and high-efficiency electric motors that cut energy consumption. Only an integrated technology company with a broad portfolio can provide such a complete range of offerings – thus strengthening public confidence that the transition to a new energy system can indeed be achieved. Because rebuilding our energy infrastructure will require much more than "just" phasing out nuclear energy. Many individual innovations along the entire energy chain will have to fit together perfectly like the pieces of a puzzle in order to make tomorrow's energy supply both reliable and sustainable. And it's here that our Environmental Portfolio is equipping us to play a key role.

In Østerild, we've just taken another step forward. After hours of exacting work, two crane operators and a handful of our technicians have attached the three rotor blades to the wind turbine. Jens Hald Jensen looks up with rapt attention, captivated by the imposing sight. "These rotor blades have a very special magic for me," he says pensively. "I saw them while they were still on the ground, I was there when they were raised up, and now I'm watching them rotate and produce energy – it's simply magical." Nothing more stands in the way of the exhaustive testing that will follow in the weeks ahead. But for now, Jensen has called it a day. "We did it!" he exclaims, making no attempt to hide his feelings. "We've just installed one of the world's largest wind turbine rotors – now that's something you just have to be proud of."

80
meters per second
or
290 km/h

▶ Maximum rotational speed



Dr. Felix Ferlemann, CEO, Siemens Wind Power

"Every second that the rotor, which has a total diameter of 154 meters, operates at a wind speed of ten meters per second, it captures the energy of 200 metric tons of air."




S

LEFT – A job well done: after two huge cranes have positioned the rotor – which has a total diameter of 154 meters – specialists connect it directly to the generator shaft.

ABOVE – Smiles all around following the successful assembly of the wind turbine: Dr. Felix Ferlemann, CEO of Siemens Wind Power (center), and Jens Hald Jensen, project manager in Østerild (back right), share a proud moment with colleagues.



Dr. Hans-Josef Zimmer, Chief Technology Officer, EnBW

"Renewables will be a vital pillar of our future energy supply. As an energy company, we need strong, reliable partners for the challenges ahead."

"Building a new energy system is a huge challenge."

Providing energy for the future will require innovative solutions and strong partnerships. Siemens and the energy company Energie Baden-Württemberg AG (EnBW) have been cooperating closely for years. Dr. Hans-Josef Zimmer, Chief Technology Officer of EnBW, talks about the steps that must be taken to usher in a new energy era.

With revenue of more than €18 billion in 2011 and some 20,000 employees, EnBW is one of the largest energy companies in Germany and in Europe.

Dr. Zimmer, the future of energy is currently a hot topic in Germany. What stance is EnBW taking?

DR. ZIMMER: Building a new energy system is a huge challenge for Germany. And as one of the country's largest energy companies, we're tackling it head-on. In terms of our strategy, this means we're continuing to safeguard our position as a low-carbon energy producer. In addition to supplying power from highly efficient conventional plants, we intend to double the amount of power we generate from renewable energies by 2020. We already have a relatively large share of hydropower-based renewables in our portfolio. By 2020, we want to further expand our installed capacity from renewables by about 3,000 megawatts.

One step in this direction is certainly the EnBW Baltic 1 wind farm, Germany's first commercial offshore wind installation. Your company partnered with us on its construction in 2011. How did the idea for this project develop, and what conclusions have you drawn from the operation of the wind farm?

Dr. Hans-Josef Zimmer (54), Chief Technology Officer of EnBW, is a mechanical engineer who has been employed at EnBW for 23 years. He's installed a solar-thermal system at his own home to provide heat and hot water. Zimmer was also one of EnBW's first customers to opt for a smart electricity meter – which quickly showed him that power consumption can be slashed by switching devices off rather than operating them in standby mode.

DR. ZIMMER: We on EnBW's executive board decided in fiscal 2007/2008 that we wanted to invest more heavily in renewable energies. Complementing our traditionally strong involvement in hydropower, we've defined wind energy as a further focus. Following extensive analyses, we concluded that wind turbines and wind farms, both onshore and offshore, could be particularly profitable. That's why in 2008 we bought four licenses for offshore installations – two in the Baltic Sea and two in the North Sea – and now we're in the process of developing these projects. The EnBW Baltic 1 wind farm has 21 wind turbines from Siemens and a total capacity of up to 48.3 megawatts. We're very satisfied with its current performance. Availability is very good, and we achieved quite gratifying overall results the first year.

How's the partnership with Siemens worked out?

DR. ZIMMER: When planning and implementing projects of this magnitude, we need reliable partners who keep their promises. Since the very beginning of the EnBW Baltic 1 project, the cooperation with our colleagues at Siemens has been characterized by great trust. And this trust is also based on our experience in other major projects on which we have partnered.

EnBW Baltic 1 is quite far from your home region in southwestern Germany. How is the electricity generated there distributed throughout the country?

DR. ZIMMER: Our wind farm in the Baltic feeds directly into the 50-hertz grid. From there, the energy is further distributed within Germany via an extensive interconnected grid. If we build more wind farms on the coast and offshore, where there's lots of wind, we'll have to transport large amounts of energy to the southern part of the country. By 2030, offshore wind farms operating off Germany's coasts are expected to be supplying 25,000 megawatts of electricity. That's why we'll also need low-loss high-voltage direct-current (HVDC) transmission in the future. The grid development plan prepared by our subsidiary Transnet BW and three other grid operators foresees HVDC transmission lines along several corridors. However, I'm assuming the approval process will take a very long time. There are also technical challenges to be mastered – because, even though HVDC lines have already been installed in countries like China and India, that doesn't mean such routes can be planned and implemented overnight in Germany. On the contrary, the process will take several years. But we must address this challenge if we want to succeed in restructuring the energy system.

In our view, highly efficient power plants like our combined cycle plants are another factor that can facilitate the transition to a new energy infrastructure: Stadtwerke Düsseldorf, a municipal utility in which EnBW holds a majority stake, plans to build just such a plant at the Lausward site in Düsseldorf. As with the EnBW Baltic 1 and 2 projects, Siemens will be the supplier. What criteria played a role in your investment decision?

DR. ZIMMER: Combined cycle power plants of the type supplied by Siemens are highly efficient systems that generate low-carbon power. They have fast-start capability and are highly flexible in terms of startup and shutdown – which makes them particularly suitable for an energy market moving toward fluctuating renewable energies. Of course, in addition to boasting high efficiency and rapid startup, every new plant must also be economically viable.



ABOVE – EnBW has commissioned Germany's first commercial offshore wind farm, the EnBW Baltic 1 project, using wind turbines from Siemens. Comprising 21 turbines with a total capacity of 48.3 megawatts, the installation is located in the Baltic Sea, about 16 kilometers north of the German town of Zingst on the Darß peninsula.

Another concern is reducing energy consumption, in other words, saving electricity. What can an energy company like EnBW contribute here?

DR. ZIMMER: A couple years ago, our slogan was "Empowered to cut consumption." Now you could, of course, say that a utility company should be happy if its customers use lots of energy. But quite the opposite is true: we want to help our customers conserve energy and boost energy efficiency. For years, we've been offering tailored solutions that make our customers' operations more energy-efficient. One thing is clear to us: at EnBW, we can be competitive only if we provide our industry customers with energy that is so affordable that they can keep their production in Germany.

Smart grids are one option for flattening consumption peaks. To what extent is EnBW involved here?

DR. ZIMMER: We've been testing smart grids in trial communities for several years now. We're also analyzing how our customers can benefit from intelligent electricity meters. We want to help our private, business and industry customers consume less energy. For example, appliances and equipment that require a lot of energy should be operated at night, when electricity is less expensive, rather during the day, when demand is high.

That sounds like a business field with lots of potential for EnBW. How can Siemens provide support here?

DR. ZIMMER: Siemens is a technology leader in many fields. Since the entire development process for the production, distribution and consumption of energy is extremely complex, system providers like Siemens have major market opportunities.

In your view, what factors are most crucial for the successful transition to a new energy system?

DR. ZIMMER: We need a wide range of technical solutions to make the new system a success. In addition, a very stable legal framework for marketing renewables must be in place. We also need to expand the grid so that energy from the generation centers, which in the future will be in northern Germany, can be transported to the consumption centers in the south. We'll need a greater number of highly flexible power plants, such as the combined cycle plants I've already mentioned. In addition – and this is very important –

we'll need a public consensus to implement all of these things. Grid expansion will entail installing hundreds of kilometers of transmission lines all across Germany. And the construction of additional pumped-storage hydropower plants to store energy temporarily will also have an impact on the environment. We have to convince people and make it clear that the transition to a new energy system cannot be accomplished from one day to the next but will require a great deal of patience, money and effort.

In which of these fields do you anticipate major advances?
DR. ZIMMER: We need highly efficient plants, but it will take time to develop them. After all, Siemens didn't develop its high-efficiency combined cycle plants overnight. And we'll also need time to install HVDC transmission lines and smart grids throughout Germany. Until that happens, coal-fired plants will also be a component of the evolving energy system. While such power plants will still be necessary as a backup for many decades to come, they'll be more efficient than before, delivering the same output while consuming much less fuel.

Now you've brought up the topic of the energy mix. How will the energy mix at EnBW look ten years from now?
DR. ZIMMER: While EnBW will also still be operating conventional plants in ten years, we intend – compared to today – to double the share of renewables by 2020, expanding their capacity by about 3,000 megawatts. Renewable energy sources include offshore wind, onshore wind, photovoltaics, biogas and water. To obtain an economically viable mix, all types of renewable energies will have to be combined. That's how the restructuring of the energy system will succeed.

What do you expect of Siemens in this context?
DR. ZIMMER: We expect that Siemens will always be at the cutting edge of technology and that we can count on Siemens as a technology leader who provides us with efficient solutions – solutions that make sense from both an economic and an environmental perspective. We value Siemens' power of innovation. And we value the trust that we have in Siemens, which has evolved over many decades, just like the plants that we built together and are successfully operating today. We expect Siemens to continue pursuing this strategy and to offer us the best solutions on the market. And we at EnBW wish Siemens every success in this endeavor.

WWW.SIEMENS.COM/AR/STRENGTH
WWW.SIEMENS.COM/AR/STRENGTH-MOVIE



LEFT – Plans are far advanced for the construction of the world's most efficient natural gas power plant – an order placed by Stadtwerke Düsseldorf, a municipal utility in which EnBW holds a majority stake. Here EnBW Chief Technology Officer Hans-Josef Zimmer examines up-to-date project planning information from Siemens. The plant is expected to begin supplying ecofriendly electricity and district heating in 2016.

THE FUTURE OF ENERGY – A COMPLEX PUZZLE OF MEASURES


1
24/365
hours/days
Security of supply
2
Smart grids
3
Renewables
4
Conventional power plants
5
Efficient energy use
6
Power superhighways
7
19.0°C
Demand management
8
€
Financing
9
H2
+
−
Energy storage

1 Ensuring a reliable power supply

The foremost aim of all the measures that are bringing about sustainable change in the energy system must be to ensure the reliable availability of energy – at all times and at prices that are affordable for all. Blackouts must be avoided, and the international competitiveness of industry must not be endangered by excessive energy costs. That's why the various measures comprising the pieces of the energy puzzle require careful planning and implementation. Only if these measures find broad public acceptance and fit together perfectly will the restructuring of the energy system be a success and the solutions deployed succeed on international markets.

2 Smart grids: Making power grids more intelligent

Fifteen years ago, there were only a few hundred energy producers in Germany. In the future, there will be thousands, generating power from solar, wind and biomass installations and residential cogeneration units. Energy consumers are increasingly becoming producers too – "prosumers." This development, coupled with the growing use of fluctuating renewables, is making smart grids indispensable. Using sensors, variable network components and self-organizing software modules, smart grids maintain a balance between production and consumption. We're testing these grids in Germany's Allgäu region, where private producers are generating over three times as much electricity as they use.

3 Making renewables competitive

If half of Germany's energy is to come from renewable sources by 2030 (and some 80% by 2050), then these must be competitive without being subsidized. For wind power in particular, this goal will soon be reality. We're currently pushing innovations that are expected to make electricity from wind power as economical as energy from coal. Our innovations range from scimitar-shaped rotor blades and gearless turbines to adaptive software that optimally adjusts wind loads, automated production processes and the longest rotor blades currently in operation worldwide for the most efficient offshore wind turbines on the market.

4 Boosting the efficiency of conventional power plants

When the wind subsides or clouds cover the sun, fluctuations in power output must be offset fast – for example, by using combined cycle power plants. In less than 30 minutes, such plants can be generating enough power for a city the size of Berlin. As the world's most efficient model – from Siemens – shows, combined cycle plants can reach an efficiency of almost 61% when converting natural gas into electricity, and waste heat can be used for heating. In many countries, coal will remain a key pillar of power generation for years to come. Coal-fired plants can also be made much cleaner and more efficient. What's more, CO_2 can be separated from waste gas, stored underground or used for industrial purposes. Researchers are working on converting CO_2 into methane and the raw materials needed to produce biofuels and bioplastics.

5 Saving electricity and using it more efficiently

The cleanest energy is always the energy that's not used. Industry offers considerable potential for savings. Electric motors – for pumps and drives, for example – account for nearly two-thirds of industrial power consumption. Our energy-saving motors and intelligent controls slash power consumption by up to 60% and pay for themselves in under two years. In the area of transportation, electric motors – in buses, trains and cars – are about three times as efficient as combustion engines. In buildings, which consume 40% of the power required worldwide, substantial savings can be achieved by using insulation, heat pumps, intelligent building technologies and efficient lighting systems. Household appliances also harbor huge savings potential. Today's advanced models use less than half the power needed by their predecessors in the 1990s.

6 Building low-loss power superhighways

Renewable resources, like wind on the high seas and sun in warm regions, are best harvested where they're most abundant. And that's why long-distance transmission networks must be expanded – across national borders and via underground cables and highly efficient power superhighways based on high-voltage direct-current (HVDC) transmission technology. An HVDC line we installed in China is showing how a link based on this technology can transport 5,000 megawatts – the output of five large power plants – across a distance of 1,400 kilometers with a loss of only about 5%. With conventional alternating-current power lines, losses would be two to three times higher. And HVDC transmission technology can also be used offshore: an HVDC link is now transporting green electricity from the Spanish mainland to Mallorca.

7 Balancing supply and demand

Often, it doesn't matter if the power for a refrigerated warehouse or an air conditioning system is shut off briefly – just as it's hardly noticeable if an elevator is moving a little more slowly than usual. These are just a few of the many possibilities for cutting energy consumption. Such demand management eases the burden on power grids. Our researchers are now developing building automation systems that adapt energy consumption to price fluctuations in real time, flattening demand peaks.

8 Offering intelligent financing solutions

If companies, towns and cities are to cut their energy consumption even when budgets are tight, they'll need intelligent financing solutions. One proven approach is our energy-saving performance contracting – a combination of consulting, installation and financing services. Customers are not required to make any upfront investment; project costs are amortized with the energy savings achieved. Using this model, we've upgraded more than 4,500 facilities worldwide – generating savings of roughly €1 billion.

9 Developing and expanding energy storage facilities

When the weather changes, so does the output of wind and solar installations. That's why facilities that can store excess energy for hours or even weeks are indispensable. One promising technology is electrolysis, which uses surplus energy to produce hydrogen, an energy carrier that can be fed into the natural gas grid, stored in subterranean caverns, reconverted into electricity and used in industrial processes or fuel-cell vehicles. Batteries in buildings and electric cars can also act as intermediate energy storage devices. We're conducting research in all these fields.

OUR SOLUTIONS –
SHAPING THE FUTURE OF ENERGY

We're convinced that the transition to a new energy system will succeed. It will unleash a wave of innovation and create an exemplary energy infrastructure. Our technologies are making it possible to increase the share of renewables in the energy mix and slash greenhouse gas emissions. To make the transition a success, a variety of measures will have to be implemented – measures that fit together like the pieces of a puzzle. Here are some examples of how our technologies are already shaping the future of energy.

WWW.SIEMENS.COM/FUTURE-OF-ENERGY


2
6 cogeneration modules
5 hydropower plants
1 wind turbine assembly
Virtual power plant
Can be virtually expanded at any time
Current capacity 20 MW
Smart grids: Making power grids more intelligent

MUNICH, GERMANY

We've partnered with Stadtwerke München, Munich's municipal utility, to develop and implement a so-called virtual power plant in which a number of small-scale, decentralized power generation installations are networked and operated as a single system. In the first stage, cogeneration plants with a total output of eight megawatts were virtually combined with renewable-energy generating units with a capacity of 12 megawatts.
The main aim of the virtual power plant is to improve the reliability of planning and forecasting for the decentralized power generation systems in the area served by Stadtwerke München. Operation is more efficient and economical than when the individual units are deployed separately. What's more, the virtual power plant can serve as a key element of a smart grid, maximizing the benefits for both the operators of the decentralized energy installations and the power suppliers. The core component of this virtual interconnection is our Decentralized Energy Management System (DEMS), which is enabling the Munich utility not only to optimize the deployment and operation of decentralized power generation facilities and power loads but also to create value through enhanced marketing scope.


1
24/365
hours / days
Ensuring a reliable power supply
Grid forecast software
Better forecasts for electricity production
~90% predictive accuracy over a 72-hour period
~€200,000 in annual savings

LAUFENBURG, SWITZERLAND

Our self-learning software system is stabilizing the power grid operated by Swissgrid in Laufenburg, Switzerland. The program can forecast the electrical output of renewable energy sources over a 72-hour period with more than 90% accuracy. This information helps grid operators calculate power demand in their networks and achieve the greatest possible precision when determining the amount of additional electricity to be ordered in advance.


3
Making renewables competitive
Tidal current power plant
Electricity for 1,500 households
Two 600-kW turbines
In operation since 2008

STRANGFORD, IRELAND

Northern Ireland's Strangford Lough is home to the world's first commercial tidal current power plant. Since November 2008, two turbines have been producing a combined output of 1.2 megawatts – enough electricity to meet the needs of 1,500 households. To date, the installation has fed more than five gigawatt-hours of electrical energy into the grid, making it the world's largest tidal turbine project. Further tidal farms are now in the planning phase: the eight-megawatt Kyle Rhea project in Scotland and the ten-megawatt Anglesey Skerries project in Wales.


4
Boosting the efficiency of conventional power plants
Combined cycle power plant
Overall natural gas fuel utilization rate of
85%
Electrical output of
595 MW
Electrical efficiency >61%

DÜSSELDORF, GERMANY

We're building a record-breaking combined cycle power plant in Düsseldorf, Germany. Boasting an electrical output of 595 megawatts, the facility will set a new world record for a single power plant in combined cycle operation. With a net efficiency of more than 61%, it will also surpass the previous world record of 60.75%. And the plant will set a third record as well: never before has it been possible to extract 300 megawatts of thermal energy from a single combined cycle plant for use in a district heating system.


6
Western link HVDC
Building low-loss
power superhighways

HUNTERSTON/CONNAH'S QUAY, UNITED KINGDOM

We're building the first submarine direct-current grid connection in the Irish Sea. With a voltage of 600 kilovolts, this link will surpass the previous record of 500 kilovolts. The low-loss high-voltage direct-current (HVDC) transmission system will connect Hunterston, near Glasgow on Scotland's western coast, with Connah's Quay, in northwestern England. The link, which will have a capacity of 2,200 megawatts, is scheduled to go into operation at the end of 2015.


5
Connected load of approximately
5,000 kW
Efficiency class IE2
500,000 kWh
in annual savings
Electric motors for a brick factory
Cost amortization
after only six months
Saving electricity and using
it more efficiently

ALFONSINE, ITALY

Italy's most advanced brick-making plant, located in the town of Alfonsine, showcases the potential of energy-efficient technologies. Thanks to our highly efficient asynchronous motors, the amount of power consumed by the factory's electric drives – 170 motors with a total capacity of 1,065 kilowatts are in operation on the drying line alone – has been slashed by 500,000 kilowatt-hours. Investment costs were amortized within a short time. The result? Not only have costs been cut; the plant's environmental footprint has also been reduced.


7
19.0°C
Siemens RCS
Energy management
for retailers
Electricity bills cut by 15% - 30%
Option: adjust consumption
to changing market prices
Perceived improvement
of indoor climate
Balancing supply
and demand

IRVING, TEXAS, U.S.

With more than 1,000 stores in North America, Michaels is the largest supplier of arts and crafts merchandise in the U.S. Energy is the company's second-highest line-item expense, after labor costs. With this in mind, Michaels has equipped nearly all its stores with our RCS energy management platform. Intelligent sensors and software operate on a real-time basis to monitor and regulate heating, cooling, lighting and humidity – resulting in energy savings of some 25%.


connection
Length 420 km
Voltage 600 kV
Output 2,200 MW
Project completion 2015


8
€
Offering intelligent financing solutions
Energy performance contracting
Energy savings of
6,300 MWh/year
CO_2 emissions cut by
1,000 tons/year
Self-financing energy-saving performance contract
2012
European Energy Service Award

VELLINGE, SWEDEN

The town of Vellinge, in southern Sweden, has implemented a self-financing energy modernization project for its municipal properties. Thanks to our advanced building technology systems, energy consumption and costs for the town's administrative buildings, schools, retirement homes and public swimming pools have been slashed. Under our energy-saving performance contracting model, we covered all upfront costs. The community of Vellinge will pay for the modernization through contractually guaranteed energy cost savings within the next few years.


9
H_2
+
–
Developing and expanding energy storage facilities
Electrolyzers
Hydrogen as storage medium
Technology under development
Storing wind and solar power in the form of hydrogen
For example, using hydrogen to power fuel-cell vehicles

ERLANGEN, GERMANY

It's a promising solution for storing electricity generated by wind and solar power: electrolysis is used to split water into oxygen and hydrogen. The hydrogen is then stored and later used to power vehicles and turbines or for applications in industrial processes. A test unit with a peak power rating of 0.3 megawatts produces two to six kilograms of hydrogen an hour. When electricity from renewable sources is used for electrolysis, hydrogen production is virtually climate-neutral. The next generation of electrolyzers, which will have a rated power of two megawatts, is expected to be ready for use in the medium term. Researchers are aiming to develop an electrolyzer that has up to a triple-digit-megawatt maximum power rating and can accommodate the surplus energy generated by a large wind farm.

A strong portfolio – Geared to tomorrow's growth markets

The world is being transformed: the parameters of daily life and economic activity are changing faster than ever before. This development is providing us with tremendous opportunities to continually improve our position in growth markets worldwide. Intensive portfolio management is enabling our innovation-driven Company to identify new business fields early on and capture leading market positions.

We can generate sustainable growth only if we focus on attractive future markets. That's why we practice intensive, systematic portfolio management.

All our business activities have the same ambitious goal: we want to capture a No. 1 or No. 2 position in all our markets – because that's the only way to generate profitable growth and increase our Company's value in the long term. A look at our past confirms that we've always been particularly successful when we've been a market and technology leader.

And we want our pioneering achievements to continue driving our business success in the future. With this in mind, we're continually adapting our portfolio to major global trends through both organic growth and acquisitions, for which we apply strict criteria. Our policy of intensive portfolio management is enabling us to move into attractive future markets quickly and capture leading competitive positions.

In the IT field for example, we're already one of the largest software companies in Europe – a position we're steadily expanding through targeted acquisitions. In 2012, for instance, we acquired RuggedCom Inc. of Canada, a leading supplier of communications and network solutions for industry. This acquisition is strengthening our position in the areas of industrial Ethernet and industrial routers and switches.

Over the last few years, we've introduced a large number of energy-efficient, low-carbon solutions that enable customers to slash their CO_2 emissions and, by reducing their energy costs, increase their competitiveness.

Our future-oriented portfolio strategy is strengthening our Company's profile and sharpening our focus on innovation-driven growth markets.

These solutions are part of our Environmental Portfolio which, like our activities in the IT field, is one of our strategic growth drivers. In fiscal 2012, we generated revenue of €33.2 billion with Portfolio offerings, an amount equal to around 42% of our total sales. Here, too, we've set ambitious targets: we want to achieve revenue of €40.0 billion with our green technologies by the end of fiscal 2014. And this target remains unchanged, although our planned disposals of OSRAM, our Water Technologies Business Unit and our solar business will make its achievement considerably more challenging. We're already one of the world's largest suppliers of ecofriendly technologies. By rigorously pushing the development of these technologies, we're making a major contribution to sustainable climate and environmental protection while ensuring our long-term



Centralized power generation from renewable and fossil sources
Offshore technology
Decentralized power generation from renewable and fossil sources
Gas turbine power plants
Onshore wind power
Coal
Steam power plants
Solar-thermal
Photovoltaics
Biomass
Micro hydropower
Industry
Natural gas
Combined cycle power plants
Power transmission
Power transmission and distribution
Power distribution
Trade and commerce
Oil
Hydropower
Hydrogen storage
Battery storage
Electric mobility
Small-scale photovoltaics
Residential
Fossil resources
Power consumption
Pumped storage power plants
Trade and manufacturing
Micro wind power
Storage
Prosumers

business success. Our commitment to sustainable development is also being recognized by external observers: at the end of fiscal 2012, Siemens was named Supersector Leader in the Industrial Goods and Services category of the Dow Jones Sustainable Index (DJSI) for the first time. We also won the top spot for sustainability in the Diversified Industrials category.

As a technology leader, we're helping shape the future of energy. The conventional energy chain – comprising the generation, conversion, distribution and effective use of power – is evolving into a multi-layered system with many new participants. Power generation is becoming more decentralized, with energy increasingly coming from renewable sources. At the same time, more power is being used by new consumers, for example, in the area of electric mobility. Our portfolio offers innovative and sustainable solutions for key areas of this new Power Matrix – solutions that will be vital to a successful transition to a new energy system.

IT, our Environmental Portfolio, our contribution to the future of energy: these are just three examples of how we're actively gearing our portfolio to attractive growth markets while equipping our Company for market leadership and sustainable growth.

COMBINED MANAGEMENT REPORT, PAGES 63-64
WWW.SIEMENS.COM/PORTFOLIO

The businesses and markets associated with the energy system are a **key focus of our portfolio management** activities. Looking to the future, the role of decentralized power generation will continue to grow – as will the complexity of the power grid. The linear energy chain is currently evolving into a many-layered system with a large number of new participants – we call it the Power Matrix. This transformation is opening up huge new market opportunities for us. With our innovative products and solutions, we're already supplying key elements of the Power Matrix.

Creating trust through networking

Everyone's a winner

Downtime is every manufacturer's nightmare – particularly when delivery schedules are tight. To minimize it, we've joined forces with customers to develop ePS Network Services – an IT-supported service offering that maximizes transparency in manufacturing processes and creates added value. With ePS, everyone's a winner – as the network linking a German manufacturer of highly specialized machine tools with its Dutch partners illustrates. In the following report, Johannes Zuckschwerdt and Ton de Bruine talk about their experience with ePS.





No problems overnight

Checking his machines first thing in the morning, Johannes Zuckschwerdt finds everything running smoothly: no error reports in the last few hours. Zuckschwerdt is responsible for developing new services at the medium-sized company Schwäbische Werkzeugmaschinen (SW). Headquartered in southwestern Germany, SW specializes in producing top-quality multi-spindle machining centers and manufacturing systems – primarily for customers in the automobile, hydraulics and aviation industries. Specially designed for series production, these machining centers and manufacturing systems enable customers to process, for example, the cast parts from which components like the high-precision hydraulic valve blocks installed in virtually all of today's cars worldwide are manufactured. Around-the-clock operation with minimal downtime is vital for optimal large-scale production.

Availability and world-class service are the key factors in SW's success. Wherever the machines are – in Mexico, Brazil or China – Zuckschwerdt and his colleagues can monitor their operation precisely – thanks to Siemens' remote ePS Network Services, which permanently link SW's machines to their developers in Germany via an encrypted Internet connection. Experts can now work proactively. "We can see early on when a part needs changing," says Peter Siegel, initiator of online services at SW. The company's specialists access the machines' centrally-stored status information, initiate analyses and isolate problems online to forestall expensive failures. And this is just one side of the coin: SW also uses the collected data to help customers run their machines more efficiently.

Ten years ago, Siegel was searching for ways to expand SW's services, improve customer support and intensify customer loyalty worldwide. Then, in 2002, he met Jochen Heinz from Siemens. Heinz had the solution Siegel was looking for. "Siemens' ePS Network Services were market-ready at that point," Heinz explains. "We've continued developing them with partners like SW ever since."

▶ Headquartered in southwestern Germany, Schwäbische Werkzeugmaschinen has around 300 employees and produces highly specialized machine tools for customers in Europe and around the world.



Lifecycle management

Collecting and analyzing machine data enables users to enhance machine productivity.


24/7

AROUND-THE-CLOCK MONITORING
- lays the basis for reliable production processes
- detects faults early on and prevents machine downtime
- systematically manages improvements

DIAGNOSTIC SERVICES
- optimize capacity utilization
- accelerate fault processing
- enable in-depth error diagnoses

SCHEDULED MAINTENANCE
- optimizes maintenance processes
- schedules preventive and status-oriented maintenance procedures
- reduces machine failures
- increases machine uptime
- improves capacity utilization
- prevents costly unplanned repairs

Quickly spotting a chance to move to the forefront of IT-supported services, Peter Siegel put his trust in Siemens. "Close collaboration was an obvious choice since Siemens had already been a reliable partner for years," he recalls. "We've been outfitting most of our machine tools with Siemens controls for more than 20 years. For example, we're currently using SIMODRIVE and SINAMICS converters and SINUMERIK control systems."

Competitive advantages thanks to Siemens technology

Siemens' online services provide SW with a key competitive edge – beyond maintenance and servicing. "Using a machine's diagnostic data, we can show customers how to increase their output by improving their processes, for example," explains Siegel. The payoff is closer customer relationships, increased revenue and valuable ideas for new machine development. And Siemens profits too: "ePS enables us to support our customers and our customers' customers," says Jochen Heinz. The result: new business opportunities for everyone concerned.

LEFT – SW equips most of its machine tools with our SINUMERIK control systems, which operate perfectly with ePS Network Services.

BELOW – Jochen Heinz from Siemens (left) and Peter Siegel from SW have been refining ePS Network Services for many years.





ABOVE – ePS Network Services are mobile: whether at the company or on the road, Johannes Zuckschwerdt can access SW machine status data worldwide via tablet computer.



Mexico
9,285 KM

Johannes Zuckschwerdt, head of new services development at Schwäbische Werkzeugmaschinen

"As a highly specialized medium-sized company, we can't maintain a local presence worldwide. But with Siemens' outstanding online services, we can still keep very close to our customers."

Siemens' IT-supported services

Its partnership with Siemens is enabling Schwäbische Werkzeugmaschinen to offer services worldwide. "As a highly specialized medium-sized company with around 300 employees, we obviously can't provide local customer support in every country," explains Johannes Zuckschwerdt. "But we don't need to. Thanks to ePS Network Services, we can support customers in China, the U.S. and everywhere else directly from our headquarters in Germany."

Online diagnostic analysis saves time and money – especially in the very rare cases in which machines break down. In the past when this happened, a specialist would have to be dispatched to the customer to conduct detailed on-site diagnostics. Today, things are easier – instead of travelling halfway around the world, SW experts can analyze failures online. Using log files, causes can be pinpointed and customers provided with precise instructions for remedying defects. "This is how we boost reliability for our customers and help them maintain production around the clock," notes Zuckschwerdt.

The idea is actually very simple. But putting it into practice required an intensive exchange of knowledge and a large measure of trust. "Engaging in joint development with Siemens, we've naturally had to share sensitive data about products and services," says Zuckschwerdt. "However, this hasn't been a problem for us. We've been working with Siemens for a long time. So we've built a very close relationship based on trust. That's the only way to create innovative products that benefit both partners."


Norway
1,252 KM
Schwäbische Werkzeugmaschinen
8,968 KM
China
7,562 KM
Brazil
11,287 KM
Indonesia

Schwäbische Werkzeugmaschinen (SW) supplies customers in 29 countries with innovative machining centers, which are networked with the company's headquarters in southwestern Germany via Siemens' IT-supported services.

Ton de Bruine, General Director of Brinks Metaalbewerking B.V.

"We have great trust in Schwäbische Werkzeugmaschinen's online services and the Siemens technology that backs them up. They're making our processes more reliable and our cost calculations more accurate."



Netherlands
650 KM



SW customer in the Netherlands

Headquartered in Vriezenveen in the Netherlands, Brinks Metaalbewerking B.V. produces and supplies components for carmakers and leading manufacturers of agricultural machinery.

Brinks specializes in the machining of metals: high-precision and high-volume drilling, milling and thread cutting. For these operations alone, the company uses 17 machines from Schwäbische Werkzeugmachinen.

Value-creating services

Siemens' IT-supported services also create value for SW's customers. Brinks Metaalbewerking B.V., located in the Dutch town of Vriezenveen, is a prime example. The company's 150 employees produce parts mainly for the car industry. Via systems suppliers, numerous top-of-the-line carmakers source components like valve blocks for convertible top controls and active spring systems from Brinks. Leading manufacturers of agricultural machinery are also on Brinks' customer list.

Operating around the clock, SW's machines in Vriezenveen manufacture tens of thousands of identical components in series production – components that Brinks' customers want at the right time and in the right quantities for their assembly lines. Top quality is essential. "If one of our machines shuts down unexpectedly, we immediately have problems meeting our delivery deadlines," says company owner Ton de Bruine. "Because our production lines run 24 hours a day, there's little extra machine capacity to compensate for any breakdowns that may occur."



FAR LEFT – Thanks to ePS Network Services, Brinks employees can count on a smooth production process.

LEFT – Brinks' owner Ton de Bruine – shown here with valve blocks used in active spring systems for automobiles – is proud of his company's products.

So there's no room for error. That's why Brinks has been using SW's online services for several years now. "It's not just that SW provides us with immediate support from Germany in the event of an acute problem," explains de Bruine. "The company also helps us improve the scheduling of servicing and maintenance for our machines across their entire lifecycles." Thanks to the detailed information that these services provide about the condition of spindles, axles and other key machine components, Brinks employees always know exactly when parts need replacing.

Planned downtime instead of unexpected failures – that means no missed delivery deadlines. "Working closely with Johannes Zuckschwerdt over the last few years, we've learned to value the many possibilities that ePS offers," says Ton de Bruine. And even though he's not a computer freak himself and doesn't even have a PC on his desk, de Bruine doesn't intend to dispense with the tried and tested services in the future. "We're equipping all our machines with this system." The issue of data security also played a key role in his decision. "I'm 100% sure that our data is in good hands with Siemens and Schwäbische Werkzeugmaschinen."





LEFT – Peter Siegel (left) still has lots of ideas for SW's online services. And Jochen Heinz, his long-time Siemens partner, is happy to hear them.

ABOVE – Still uncommon today, but probably standard tomorrow: tablet computer access to machine tool status data.

Secure and reliable processes create trust

Other SW customers are also on board. "Around 90% of our customers now rely on ePS Network Services," reports Peter Siegel, who's now reaping the benefits of his early commitment to the innovative services. "With ePS, we can keep a close eye on machine status data and provide optimal customer support. The online services have proven to be a decisive factor in generating long-term customer loyalty over the past few years, helping us build up a solid customer base." So it's no wonder that SW intends to further enhance its competiveness in the areas of customer support, consulting and, above all, proactive services that help manufacturers keep their production lines running smoothly.

Jochen Heinz, Siegel's Siemens partner for many years, sees huge potential in online equipment monitoring. "Using the system with machine tools has taught us which algorithms, architectures and business models we need," he says, summing up his experience. "Precise, online equipment monitoring is important for many Siemens customers. In the fields of industry, infrastructure, energy and healthcare, there are already a large number of similar applications that are making machines and systems more productive and more reliable."

WWW.SIEMENS.COM/AR/NETWORKING

WWW.SIEMENS.COM/AR/NETWORKING-MOVIE

CREATING VALUE WITH SIEMENS ePS NETWORK SERVICES

Costs are a decisive factor across the entire lifecycle. Machine downtime and unplanned maintenance are much-feared cost drivers in manufacturing. Consequently, more and more industrial companies are basing their investment decisions on total operating costs. And it's not just procurement and consumption costs that they're taking into account. They're also considering machine availability and productivity. Companies with technologically advanced and optimally organized maintenance and production processes have a clear competitive edge. That's why Siemens provides its customers with comprehensive industry services like ePS Network Services.

The data provided by ePS Network Services enable companies to calculate machine operating costs for complete lifecycles.



24/7
CUSTOMER
Siemens ePS Network Services
MANUFACTURER

Online platform with maximum data security. Offering customers an advanced status monitoring system, our ePS Network Services provide manufacturers with the information they need to improve service and maintenance processes worldwide and increase machine productivity and uptime. Service processes are managed via an underlying online platform. A multilevel access protection system and high-availability servers maximize data security and availability. Siemens' ePS Network Services comprise:

> **ePS Diagnostic Services,** which enable manufacturers to monitor the status of their equipment worldwide. Machines automatically report their diagnostic and measurement data to the ePS server at regular intervals. Supported by appropriate algorithms and automatic features, manufacturers can identify and analyze the causes of faults more quickly.

> **ePS Condition Monitoring,** which closely monitors machine status and wear. Potential faults can be detected at an early stage so that service personal have time to take appropriate action. Key parameters can be monitored online. When threshold values are exceeded, specialists are automatically notified by e-mail or text message. Complete machine overviews facilitate preventive and status-oriented maintenance. Maintenance schedules can be optimized to increase system availability and productivity.

Everyone's a winner. Our innovative IT-supported services benefit machine operators as well as machine manufacturers. By making machine utilization more effective, enhancing competitiveness and enabling companies to tap lucrative new business fields, these services create value all along the value chain – for our customers and for our Company.

Many areas, one goal – Optimal knowledge transfer Company-wide

By ensuring a continuous transfer of knowledge and information in all areas that concern Siemens as a whole, our cross-business activities are playing a vital role in our drive to unleash the full potential of our integrated technology company. Our commitment to expanding our service offerings via innovative IT solutions is just one example of how knowledge transfer is benefiting us and our customers.

We talk to each other. We learn from each other. And all of us get a little better every day thanks to our wide range of cross-business activities, initiatives and programs that address topics relevant for our entire organization.

Our search for the talented individuals we'll need to conquer the markets of tomorrow is one of our key cross-business activities. To assess our employees' expertise and potential, we use transparent, uniform criteria across all our Sectors and Divisions and in all our businesses worldwide. Siemens' Learning Campus (LC) – a Company-wide organization that fosters lifelong learning and personal development – is where it all begins. Our Divisions contribute their knowhow, and LC ensures that best practices are communicated to our people around the globe. Every year, more than 100,000 Siemens employees participate in seminars, training programs, workshops and global e-learning initiatives, accelerating knowledge transfer within the Company and making us that much smarter. Our commitment to education is also receiving external recognition. In fiscal 2012, for example, we were again awarded the highest possible number of points in the Human Capital Development category of the Dow Jones Sustainability Index (DJSI) – the third time we've received this distinction.

Siemens Leadership Excellence is our continuing education program for managers. Here – as well as in the related Siemens Leadership Framework – we apply Company-wide standards that help us foster the development of our future top managers in an individual, targeted manner, while motivating them to work toward our common goals.

Continuous knowledge transfer and information exchange are making a vital contribution to our Company's success.

One of our goals is to expand our businesses in the emerging countries, where the demand for economical products and solutions has not yet been completely met. For these countries, we've launched our SMART (simple, maintenance-friendly, affordable, reliable and timely-to-market) initiative to develop new, entry-level products tailored to local requirements – for the benefit of our entire Company. In the emerging markets, SMART has made our Healthcare Sector, for example, the leading supplier of entry-level imaging systems. In China, we're the market leader in intelligent rail signaling systems – posting annual growth of some 25% over the last five years. As part of our Company-wide *top*+ initiative, we provide our business units with methods and tools for implementing the SMART initiative and systematically improving their businesses. The *top*+ initiative also entails organizing cross-Sector and cross-Division knowledge transfer and awarding prizes for outstanding projects.


top+
Services
Leadership Framework
Cross-business activities
Energy
Healthcare
Industry
Infrastructure & Cities
SMART
Learning Campus
Supply chain management

Our responsibility doesn't end when we complete a sale. With both conventional product services and new, trailblazing service offerings, we want to further increase customer loyalty. As a key component of our growth strategy, services generate reliable revenue with less capital intensity than other business activities. We're rigorously exploiting our strengths as an integrated technology company in order to expand our innovative services.

We're also exploiting our Company-wide expertise in the area of procurement. We've established a uniform system of supply chain management to realize synergies, cut costs, guarantee high quality, ensure on-time delivery, provide efficient logistics and better utilize our suppliers' power of innovation. The system – which includes on-site reviews of supplier operations and an energy efficiency program for suppliers – is also helping us achieve our ambitious sustainability goals by minimizing sustainability-related risks and enabling us to actively leverage opportunities in our supply chain.

Company-wide cooperation across organizational boundaries creates a vast range of opportunities: close collaboration generates the trust we need to power our integrated technology company faster and more effectively into the future.

COMBINED MANAGEMENT REPORT, PAGES 101-102 AND 126-127

Cross-business activities: To optimally leverage the potential of our integrated technology company, we ensure that knowhow is continuously shared Company-wide in all areas that concern our organization as a whole. A few examples of our many cross-business activities are highlighted in the illustration above.





Creating trust through diversity

Partnering across borders

Diversity provides inspiration, unleashes creative potential and expands horizons – all of which makes it vital to our success. That's because people from different cultural and educational backgrounds approach problems completely differently – and when working together as a team, they often find the best solutions. Of course, it's all the better when people find it easy to engage in dialogue across borders, languages and cultures. At Siemens, our Teamcenter software solution is promoting international cooperation at many company locations.

What are the aims of Teamcenter? To better leverage the opportunities presented by diversity, increase work efficiency, develop the best solutions and bring them to market faster. Allen Wang, James D. Palasek, Tesha Best and Christian Mellenthin (left to right) experience what this means in practice every day. Thanks to Teamcenter, they can work closely with colleagues around the world without leaving their offices in the U.S. city of Tucker, Georgia. Read on to learn how this software platform is making them feel even more closely integrated into the Siemens family.

TEAMCENTER


Amber Sherman, Customer care

BACKGROUND
Following assignments in the German cities of Erlangen and Nuremberg as well as in the Vietnamese capital of Hanoi, Amber Sherman began managing Siemens key accounts in South Carolina, Georgia, Florida and the Caribbean in 2012. Sherman holds a master's of international business in marketing degree from the University of Erlangen and Georgia State University in Atlanta. She's especially proud to be working with major customers, for example, at the U.S. manufacturing plants of renowned European carmakers. What Sherman particularly appreciates about Siemens is the opportunity to collaborate on successful projects with colleagues in other countries.

Atlanta,
Georgia, U.S.

TEAMCENTER – PROCESS CHAIN
A sample process chain illustrates how an international project is completed using Teamcenter. Since the software has not yet been fully implemented at Siemens CE, some steps are still in the test phase.

NEGOTIATING THE ORDER – ATLANTA
Amber Sherman consults with an industry customer in Florida about a cabinet that will house the controls for the electric motors at a production plant. The special challenge: only very little space is available.

On the ground in key markets worldwide

"It doesn't matter where at Siemens you work or what culture you call home: we all share the same goals. That's probably the best thing you can learn at the Company." James D. Palasek speaks from experience. The engineer from Tucker, Georgia has worked at Siemens for twelve years, partnering closely with colleagues in Mexico, Germany, China and India. His specialty is developing components and modules for control cabinets. Here – as in all our business fields – we're aiming to achieve a leading position in all our markets worldwide. But only very few components are truly universal: technical regulations, industry standards and even climate conditions vary too much from place to place. That's why we have developers working close to our customers, on site in key markets. And that includes Tucker, Georgia, one of the 15 worldwide locations of Control Components and Systems Engineering (CE).

▶ Siemens Control Components and Systems Engineering (CE) is a business unit in the Industry Automation (IA) Division of Siemens' Industry Sector. CE specializes in products for industrial control systems, industry-specific products and systems based on industry platforms, and related services.

BACKGROUND

Degrees in general engineering from the University of Illinois and business administration from North Central College in Naperville, Illinois, make Jayne Beck uniquely qualified to navigate the intersection of business and technology. The enthusiastic Teamcenter user has worked at Siemens for 24 years and is proud of her employer – especially since her colleagues around the world are intensely committed to generating customer satisfaction.

West Chicago, Illinois, U.S.



Jayne Beck, Technical order processing

PLANNING THE TECHNOLOGY – WEST CHICAGO

Jayne Beck configures control cabinets. Upon determining that our 3SB3 series does not have a suitable pushbutton with safety certification for the U.S. market, Beck uses Teamcenter to make inquiries at the product management center in Fürth, Germany.

<––> TEAMCENTER <––>

But like the employees at the other facilities, James D. Palasek is active beyond the borders of his home market. "Our colleagues in Germany help us market our U.S. products in Europe, for example. By the same token, we reciprocate when they want to bring products developed for Europe to the U.S. market."

Teamcenter – Collaborative software

Helmut Staufer from CE's product management center in Fürth, Germany goes even further: "New and redesigned products should work in lots of markets or must be easily adaptable. I'm continually discussing this issue with our international developers – by web conference, phone and e-mail." In this context, optimizing the pushbuttons of our SIRIUS series for various markets is just one of many examples. Xu Huihui, a development engineer in Suzhou,



Helmut Staufer, Product management

BACKGROUND

Helmut Staufer is an electrical engineer who joined Siemens in 2010. He's been responsible for control and signal devices at CE's global product management center since 2011. Staufer's earlier assignments included a six-month stint in Suzhou, China, where he was inspired by the optimism and curiosity of his Chinese colleagues and also pleased by their keen interest in European soccer.

Fürth, Germany

CLARIFYING AVAILABILITY – FÜRTH

Helmut Staufer looks into Jayne Beck's inquiry. And what does he find? Siemens produces a suitable pushbutton in China, but it lacks the UL safety certification that's required in the U.S. Via Teamcenter, he asks his colleagues in Suzhou if it would be possible to obtain UL certification for the pushbutton. Jayne Beck will automatically be kept up-to-date on any new developments.

<—> TEAMCENTER <—>

PROPOSING A SOLUTION – SUZHOU

Xu Huihui uses Teamcenter to call up the inquiry on his screen – including product data, blueprints and 3D views. He concludes that the pushbutton would meet all U.S. specifications if a different material were used and passes this information on to Helmut Staufer and Jayne Beck.

near Shanghai in China, who's been charged with this task, uses Teamcenter to consult with Staufer and colleagues in different countries. Teamcenter's benefits immediately won over the eager networkers in Fürth, Tucker, Suzhou and elsewhere. Xu Huihui is thrilled: "With Teamcenter, I can work with anyone, anywhere, anytime, using a single platform. There's no better way to share information, blueprints, CAD data and 3D views." At Siemens in West Chicago, Illinois, U.S., Jayne Beck has been using Teamcenter from the very beginning. What she appreciates most are the uniform processes: "Our development teams used to work with lots of different software solutions. That made data transfer much more difficult. Now Teamcenter gives us a single platform for sharing product and design data and managing the entire product lifecycle – from the initial idea to the design, manufacture and ongoing development of our products."

▶ To learn more, please see:
→ **TEAMCENTER: TURBO DRIVE FOR TEAMWORK, PAGE 75**



Xu Huihui, Development (left)

BACKGROUND
Xu Huihui was already testing software for Siemens when he was a student at Yancheng Institute of Technology. After earning a bachelor's degree in mechanical design, manufacture and automation, he joined Siemens in Suzhou in 2008. Following various assignments in the field of IT, Xu is currently working in development. His experience here is that Teamcenter is very easy to learn and is substantially improving international collaboration.

Suzhou, China

LU GUOMIN, LOCAL TEAMCENTER COORDINATOR (RIGHT)

LOOKING AT THE BOTTOM LINE – FÜRTH
Helmut Staufer brings in the responsible product manager, and they come to the conclusion that it would make good business sense to produce and certify the pushbutton for the U.S. market. Staufer then gives the green light for production to begin.

ORDERING PROTOTYPES – WEST CHICAGO
Jayne Beck uses product data and 3D views to virtually install the pushbutton in the control cabinet. Once the customer's order confirmation has been received, Beck uses Teamcenter to order prototypes from Suzhou for U.S. safety certification testing, which she assigns to the Siemens test lab in Tucker.

Benefits across the board – for employees and customers
What are the advantages of using Teamcenter? Streamlined workflows, no more reduplicated processes and even faster solutions. And something that wasn't a primary objective but may just be Teamcenter's greatest benefit: a feeling of belonging that keeps on growing, transcending national and cultural boundaries. Every day, all around the world, employees at CE and many other Industry Sector units are experiencing how Teamcenter improves collaboration among women and men with different skills, knowhow and qualifications – and enables them to get to know one another better. Jayne Beck values diverse teams for yet another reason: "Our customers, like our employees, come from a wide range of cultural backgrounds. All around the globe, we have colleagues who are especially good at putting themselves in our customers' shoes. And their knowledge and insights equip us to develop better products and solutions."

BACKGROUND

Wang Yan Qin earned a master's degree from Hefei University of Technology before joining Siemens in Suzhou in 2007. Her responsibilities include vetting and evaluating suppliers and monitoring the quality of the components they supply. Wang Yan Qin is very interested in other cultures. Since visiting Germany, she raves about potato dumplings, even though they taste much different from the dumplings she's familiar with from home.



Suzhou, China

LU GUOMIN, LOCAL TEAMCENTER COORDINATOR (FOREGROUND), XU HUIHUI, DEVELOPMENT (BACKGROUND)

Wang Yan Qin, Supplier quality management (left)

CHECKING THE MATERIAL – SUZHOU

In Teamcenter, Wang Yan Qin has all the details at her fingertips. She determines that the material is suitable for the U.S. market. Further review shows that the material can be processed problem-free using the equipment and machinery at our facility in Suzhou. Wang changes the status of the part in Teamcenter to "approved."

WORKING OUT THE DETAILS – SUZHOU

Xu Huihui finalizes the design drawing and product description for the pushbutton. However, through the Teamcenter data pool, he discovers that the material intended for use has not yet been approved for production at Siemens. Xu Huihui uses Teamcenter to initiate approval of the material by Wang Yan Qin.

Embracing diversity as an opportunity

At Siemens, our unwavering commitment to diversity is firmly anchored in our corporate strategy. For a company that's active in some 190 countries and generates more than two-thirds of its revenues outside its home market, diversity is more than simply a business necessity. Our people see diversity as offering great opportunities for their professional and personal development. "Working with colleagues around the world expands my horizons and changes my perspective. I can learn a lot at Siemens," says Xu Huihui's colleague Wang Yan Qin. Helmut Staufer draws particular inspiration from working with his Chinese counterparts: "They're always very optimistic, positive and committed to their work." James D. Palasek also feels a very personal gain: "I learn a lot about other cultures and their working style and can apply these insights to my own work." Today, countless employees throughout our Company are passionate and motivated about networking and learning from one another in their day-to-day work.

BACKGROUND

After several assignments at Siemens in the U.S. and Mexico, James D. Palasek currently heads a team of developers at CE in Tucker, Georgia. Palasek holds a bachelor's degree in industrial technology and engineering from Iowa State University and has been with Siemens since 2000. He's always delighted when he encounters colleagues in Europe who've read his favorite book, the cult classic *The Hitchhiker's Guide to the Galaxy*. A few years ago, Palasek still had to send data and blueprints to China manually. Today, Teamcenter does the job automatically.

Tucker, Georgia, U.S.

James D. Palasek, Development and certification (left)



<←→ TEAMCENTER ←→

CHECKING UL CONFORMITY – TUCKER

The pushbutton prototypes have arrived. James D. Palasek tests them for UL conformity on the basis of the specifications stored in Teamcenter. After the prototypes pass muster, Palasek saves the official UL certification for the U.S. market in Teamcenter.

MANUFACTURING PROTOTYPES – SUZHOU

Xu Huihui is immediately notified via Teamcenter that the new material has been granted internal approval. He then requests that prototypes be manufactured in Suzhou and sent to Tucker.

The global Siemens family

Despite all the differences in cultural and educational background, the members of the extended Siemens family have many things in common. Helmut Staufer enjoys having a brief personal conversation with his colleagues before every web conference. And James D. Palasek has even gotten swept up in European soccer fever: "I root for the German team, unless they happen to be playing against the United States." Close collaboration strengthens the feeling of being part of the global Siemens family. Amber Sherman from Industry Sales in Atlanta experienced a sense of community at her international posts: "Wherever Siemens takes me today, I find that we basically speak the same language." And that language isn't German, English or Chinese. Philipp Bierschneider, who is responsible for implementing Teamcenter at CE, comes from Amberg, Germany, but has experienced the language of the Siemens family at locations around the world: "My colleagues are really friendly and very helpful. We work not so much on an organization-to-organization basis but more hand-in-hand and person-to-person."



Jinglu Wen, Development (right)

BACKGROUND

As soon as she finished her bachelor's degree in mechanical and electrical engineering at Northwestern University in Evanston, Illinois, Jinglu Wen started gaining hands-on experience at Siemens in West Chicago, where her job involves constructing various 3D models and modules. Jinglu uses Teamcenter to discuss the results of her work with experienced colleagues around the world – and she's very gratified to receive their strong support.

West Chicago, Illinois, U.S.

ORDERING THE PRODUCT – WEST CHICAGO

Via Teamcenter, Jayne Beck is also notified of the UL certification for the U.S. market. She orders the necessary number of redesigned pushbuttons directly in Suzhou and sends the control cabinet blueprints to production.

ADDING THE PRODUCT – FÜRTH

Helmut Staufer learns through Teamcenter that the pushbutton now meets all requirements for the U.S. market. Staufer adds the button, together with all the relevant data and 3D views, to the global database of Siemens products. Effective immediately, the new product can be officially ordered anywhere in the world.

TEAMCENTER

COMPLETING THE PROJECT – WEST CHICAGO

Once the control cabinet has been shipped, Jayne Beck closes her inquiry. Together with her colleagues around the world, she will always have online access to all the details of the project through Teamcenter. This will make it possible to respond quickly to requests for service, spare parts and follow-up orders, which in turn will increase customer satisfaction.

Brigitte Ederer, Member of the Managing Board of Siemens AG,
Head of Corporate Human Resources and Labor Director

"The diversity of our people – with their wide range of backgrounds and skills – fosters the wealth of ideas at our company and strengthens our power of innovation."

TEAMCENTER – THE TURBOCHARGER FOR TEAMWORK

Reach the customer twice as fast. Produce and bring to market while the competition is still in the planning phase. Put innovation on the fast track. And all this with 280,000 product variants, 60,000 employees and production facilities around the world. This is the ambitious vision of our Drive Technologies and Industry Automation Divisions. Integrate Enable Collaborate (IEC) is what we call our program for greater speed and maximum efficiency. The goal for the years ahead is to bring new products to market much faster, in some cases even twice as fast as in the past.

This will require perfect teamwork: developers, product managers, designers, production planners and many other specialists will have to work as one. And they'll have to enrich the data pool with their product and process knowhow – whether in the area of computer-aided design (CAD), office applications (such as word processing) or computer-aided manufacturing (CAM). This is the only way to make all information available anywhere, anytime – including everything from the initial idea for a product to production planning, user instructions and service feedback. The cycle ends when development of the next product generation begins.



CAD mechanics, e.g. NX®
CAD electronics
Project management
Portfolio management
Software development
Requirements management
TEAM-CENTER
Simulation
Idea management
Customer experience / Feedback from the field
Product data management
Digital production
Documentation management
Tools and systems from external suppliers

Teamcenter makes it possible to store and process all the development and production process data for our products in a single central location that's accessible worldwide. The system's unique open architecture enables users to work with various specialized development tools, even those of other companies.

Teamcenter is the name of the Siemens software that makes smart product lifecycle management (PLM) across borders and time zones a reality. Some seven million users around the world are already working with Teamcenter or other products from Siemens PLM Software in Plano, Texas, U.S. – including nearly all major automotive manufacturers. It comes as no surprise that we're also deploying this successful software platform in-house. Roughly 20,000 employees at our Drive Technologies and Industry Automation Divisions will soon be using Teamcenter at 90 locations in 15 countries.

The IEC program is unique in its size, its complexity and its broad range of applications. That's why Teamcenter developers are eagerly awaiting feedback from those who are introducing and using the software. This feedback will be taken into account when developing the next generation of Teamcenter. And our interest is actually twofold, because at Siemens we don't just sell our products and solutions; we use them.

- WWW.SIEMENS.COM/AR/DIVERSITY
- WWW.SIEMENS.COM/AR/DIVERSITY-MOVIE
- WWW.SIEMENS.COM/TEAMCENTER

Employees – The source of our strength

We're mastering the major challenges of our time, continuously breaking new ground and making technology history. But these achievements are only possible because we have outstanding employees who – through their expertise, abilities and dedication – have made our Company the global powerhouse that it is today. That's why lifelong learning, continuous personal development and the fostering of diversity and employee commitment are the foundations of our employee and management culture.

Siemens is only as strong as its employees. We expect outstanding performance from our people. In return, we support them in unleashing their full potential.

Our employees' creativity and pioneering spirit are the source of our strength. To build on this foundation and grow even further, we have to attract and retain the best minds in the world. By providing them with additional opportunities to increase their expertise, we also create an atmosphere of trust and constructive cooperation that enables us to break down professional, linguistic and national barriers throughout our organization.

To outperform our competitors in the global battle for talent, we're partnering with the most prestigious universities in the world's most important markets. Our Siemens Graduate Program, for example, provides top university graduates with an ideal springboard for launching their professional careers. We give these young talents – and all Siemens employees – the chance to continuously develop their capabilities, master new challenges and assume ever-greater responsibility. As part of our educational offerings, we've set up uniform Core Leaning Programs worldwide to make cooperation within our integrated technology company even more effective by enhancing employee knowhow in key areas like project management, software development, procurement and human resources. Our central intranet education portal alone offers our global workforce more than 1,000 business-oriented courses and programs.

Our employees are as diverse as the customers we serve – all around the world. People from some 140 different countries work at our ten largest Regional Companies alone. Our employees' diverse languages, cultures and religions are a source of great strength. Multi-cultural teams with a broad range of expertise and perspectives promote the wealth of ideas within our Company and enhance our power of innovation.

With their wide array of skills, experience and qualifications, our people give us a decisive competitive edge in the global arena.

To foster diversity throughout our organization, we've launched our Diversity Initiative, which bundles targeted measures and projects for ensuring and further enhancing diversity at all levels of our Company. Examples include our global network of about 160 Siemens Diversity Ambassadors, who identify diversity issues Company-wide, and our Global Leadership Organization of Women (GLOW). To help our employees better understand one another, we've also established intercultural training programs and initiatives aimed at eliminating unconscious prejudices.

Siemens employees worldwide in fiscal 2012

23%
Americas

17%
Asia, Australia

60%
Europe, Commonwealth of Independent States, Africa, Middle East

Worldwide presence: We're active in all regions of the world. And our workforce reflects it. The number of Siemens employees outside Europe has grown continuously in recent fiscal years.

Siemens employee shareholders in fiscal 2012

127,000
employees

1/3
of all employees

Employee shareholders: We're proud that roughly 127,000 Siemens employees took part in employee share programs in fiscal 2012. This is a clear sign of our employees' trust in our values, our vision and, in short, the future of our Company.

Expenditure for continuing education in fiscal 2012

€283 million
total

€693
per employee

Continuing education: We provide employees at all levels of our Company with an opportunity to unleash their full potential. In fiscal 2012, we again increased our total expenditure for continuing education as well as our educational outlays for each individual employee.

To leverage our employees' wealth of ideas for the benefit of our entire organization, we've launched the Ideas, Impulses, Initiatives (3i) Program – a Company-wide idea management initiative. And it's paying off: we've put over 500,000 employee suggestions into practice over the last five years – achieving savings of more than €1.1 billion.

But we want to do even better. That's why we conduct worldwide surveys every year to measure employee satisfaction and pinpoint areas for further improvement. We take the survey findings very seriously since we know that only highly motivated employees who identify with our Company can achieve the excellent results we need to remain successful. Our employees' commitment, expertise and performance are one of our greatest strengths.

FINANCIAL REPORT, PAGES 107-109
SIEMENS SUSTAINABILITY REPORT, PAGES 70-73
WWW.SIEMENS.COM/EMPLOYEES

One Siemens – Our path to sustainable value creation

As an integrated technology company, we have a strong setup. One Siemens – which defines metrics for revenue growth, capital efficiency, profitability and the optimization of our capital structure – is the framework for our Company's sustainable development.

WWW.SIEMENS.COM/ONE-SIEMENS

Framework for sustainable value creation

To increase our revenue, use our capital more efficiently and more profitably and optimize our capital structure – these are our goals. Goals that we've further defined with the clear metrics of our One Siemens framework. Taken together, these metrics comprise a balanced system that provides the basis for generating a sustainable increase in value. We have three concrete objectives. First, we want our revenue growth to outpace that of our key competitors. Second, we want our growth to be capital efficient. That's why we've defined an ambitious target corridor for return on capital employed. At the Sector level, we want to continuously achieve top margins compared to our competitors across industry cycles. And third, we've set a target for our capital structure that will enable us to achieve sustainable, strongly based profitability.

► To learn more, please see:
COMBINED MANAGEMENT REPORT, PAGES 64-65


Use the power of Siemens
Focus on innovation-driven growth markets
Get closer to our customers
Revenue growth
Growth > most relevant competitors
Capital structure
Adjusted industrial net debt / EBITDA
Capital efficiency / Profitability
Return on capital employed / top margins throughout business cycles


Focus on innovation-driven growth markets
Strengthen our portfolio
Be a pioneer in technology-driven markets
Provide a leading environmental portfolio

Focus on innovation-driven growth markets

Our pioneering spirit is a basis of our success. Our activities are focused on innovation-driven markets – markets with long-term growth potential. To play a leading role in these markets, we're continuously strengthening our portfolio and further expanding our Environmental Portfolio.

▶ To learn more, please see:
WWW.SIEMENS.COM/ONE-SIEMENS

Be a pioneer in technology-driven markets
We've been delivering innovative engineering achievements for 165 years, continuously tapping new markets and occupying new growth fields. To enhance this special strength, we're concentrating on innovation- and technology-driven growth markets – on markets with potential for our future core business. We're strengthening our power of innovation by leveraging synergies worldwide and increasingly utilizing external expertise. We've opened our lab doors to universities, research institutes and industry partners. More than 1,000 cooperative research projects a year enable us to respond quickly to the new requirements of local and global markets.

Strengthen our portfolio
Only by keeping our portfolio focused on attractive future-oriented markets can we achieve profitable long-term growth. That's why we practice intensive, systematic portfolio management. The cornerstone of our portfolio policy is the principle that our businesses must capture and maintain No.1 or No.2 positions in their respective markets. The prerequisites for profitability and growth, these leading positions enable us to sustainably increase Siemens' value. As the history of our Company proves, we've always been successful when we've been at the forefront of technological innovation. Size alone is not enough to ensure long-term success. This is the guiding principle of all significant changes in our portfolio.

Provide a leading environmental portfolio
Our Environmental Portfolio, which bundles products and solutions that contribute to environmental and climate protection, has captured an outstanding position on the technology market worldwide and is one of our strategic growth drivers. In fiscal 2012, the Portfolio generated revenue of €33.2 billion and made a substantial contribution to climate protection. At the same time, our ecofriendly products and solutions enabled customers worldwide to slash their CO_2 emissions by 332 million tons – an amount equal to some 41% of the CO_2 emissions generated in Germany in 2010.


Get
closer
to our
customers
Expand
our service
business
Grow in
emerging
markets
Intensify
our customer
focus

Get closer to our customers

To learn more, please see:
WWW.SIEMENS.COM/ONE-SIEMENS

We want to be close to our markets and a strong local partner to our customers throughout the world. That's why – besides playing a leading role in the industrial countries – we're also successfully developing and producing more and more innovative products and solutions in the emerging countries. The professionalization and expansion of our service offerings is another of our strategic aims since innovative services harbor a wealth of new business opportunities and intensify customer loyalty.

Grow in emerging markets

The so-called BRIC countries (Brazil, Russia, India and China) and the up-and-coming nations of Asia, South America and the Middle East are achieving high levels of economic growth, in which we intend to participate. Over the past few years, we've achieved strong growth in the emerging countries. The demand for economical products and solutions tailored to local customer requirements is particularly strong in these countries. To meet this challenge, we've launched our SMART (simple, maintenance-friendly, affordable, reliable and timely-to-market) initiative, which offers new products targeted for the entry-level segment.

Expand our service business

To get closer to our customers – for us, this means providing outstanding services that increase customer value. With our comprehensive service offerings, we want to achieve the kind of long-lasting customer satisfaction that makes us the first choice for follow-up investment. It's not only our sales organization that nurtures close relationships with our customers and fosters their loyalty: above all, it's our local service employees, who – in some instances building on relationships that go back decades – have detailed knowledge of our customers' needs and requirements. For these reasons, we want to consistently expand our service business in order to leverage additional potential for profitable growth.

Intensify our customer focus

Our customers expect comprehensive, single-source consulting that's geared to their individual needs. And it's our goal and obligation to meet this expectation everywhere in the world. For us, a strong customer focus doesn't just mean having an in-depth understanding of our customers' unique requirements; it also means providing them with customized solutions. Successful customer support requires excellent employees, an efficient setup and effective methods. Only when these three factors have been fully integrated to form a unified whole can we expand our strategic partnerships and create value for our customers.


Use the
power
of Siemens
Empower our diverse
and engaged
people
worldwide
Encourage
lifelong
learning and
development
Stand for
integrity

Use the power of Siemens

To rank among the best, you have to excel – in everything you do. And that means you need an outstanding team. At Siemens, we have extraordinarily dedicated employees. And we go to great lengths to continuously expand their knowledge while promoting equal opportunity and nurturing cooperation among men and women from different countries and cultural backgrounds. Our clear and unambiguous commitment to integrity guides us in our ongoing pursuit of business success. Our actions are governed by binding principles to which we expect our customers, suppliers and employees to adhere.

► To learn more, please see:
WWW.SIEMENS.COM/ONE-SIEMENS

Encourage lifelong learning and development

One of our greatest strengths is our outstanding workforce. Our employees' expertise, skills and dedication have made Siemens the company it is today. Building on this foundation, we're aiming to grow even further. And one means to achieving this strategic end quickly and effectively is continuous learning, which not only enhances our people's knowhow but also directly fosters their pioneering spirit, initiative and willingness to assume increasing responsibility. All around the world, we give our people at all levels the chance to fully develop their potential.

Empower our diverse and engaged people worldwide

Siemens is a global powerhouse with a highly diverse workforce. People from some 140 countries work at our ten largest Regional Companies alone. That's why we take a systematic approach to diversity. Multifaceted teams of employees with a broad range of skills, experience and qualifications promote the wealth of ideas at our Company and strengthen our power of innovation. To find out how we can further boost workforce motivation, we regularly conduct employee surveys worldwide in 40 languages. The survey input is systematically applied to enhance our processes.

Stand for integrity

We're committed to fair competition. In our efforts to succeed on the world's markets, we aim to comply with all applicable laws and regulations. Ethical business conduct is a non-negotiable component of our corporate culture. We've formulated transparent and binding principles of behavior and taken a clear and unmistakable position in the battle against corruption. We also fulfill our responsibilities to society, the environment and our employees. For us, occupational safety, health management and the conservation of natural resources are all part of ethical business conduct.

We will emerge from the current economic crisis with renewed strength. Supported by our new Company-wide program to reduce costs, increase productivity, enhance efficiency and improve our processes and market access, One Siemens – our framework for sustainable value creation – is pointing the way forward.

As an integrated technology company, we have a virtually unparalleled position in our global markets – a position that's made us a true partner of trust to our customers, our shareholders and our employees worldwide.

Trust unites us –
Building strong partnerships for 165 years

Financial Report 2012

Trust unites us –
Building strong partnerships for 165 years

KEY FIGURES FISCAL 2012[1,2]

in millions of €, except where otherwise stated

NEW ORDERS – CONTINUING OPERATIONS

FY 2012	76,913	(13)%[3]
FY 2011	85,166	

REVENUE – CONTINUING OPERATIONS

FY 2012	78,296	3%[3]
FY 2011	73,275	

VOLUME	FY 2012	FY 2011	% Change Actual	% Change Adjusted[3]
Continuing operations				
New orders	76,913	85,166	(10)%	(13)%
Revenue	78,296	73,275	7%	3%

INCOME FROM CONTINUING OPERATIONS

FY 2012	5,184	(30)%
FY 2011	7,376	

BASIC EARNINGS PER SHARE (IN €) – CONTINUING OPERATIONS[4]

FY 2012	5.77	(30)%
FY 2011	8.23	

EARNINGS	FY 2012	FY 2011	% Change
Total Sectors			
Adjusted EBITDA	9,471	10,404	(9)%
Total Sectors Profit	7,543	9,442	(20)%
in % of revenue (Total Sectors)	9.5%	12.8%	
Continuing operations			
Adjusted EBITDA	9,788	10,701	(9)%
Income from continuing operations	5,184	7,376	(30)%
Basic earnings per share (in €)[4]	5.77	8.23	(30)%
Continuing and discontinued operations			
Net income	4,590	6,321	(27)%
Basic earnings per share (in €)[4]	5.09	7.04	(28)%

ROCE (ADJUSTED) – CONTINUING OPERATIONS

FY 2012	17.0%
FY 2011	25.3%

Target corridor: 15–20%

CAPITAL EFFICIENCY	FY 2012	FY 2011
Continuing operations		
Return on capital employed (ROCE) (adjusted)	17.0%	25.3%

FREE CASH FLOW – CONTINUING OPERATIONS

FY 2012	4,790	(19)%
FY 2011	5,918	

CASH PERFORMANCE	FY 2012	FY 2011
Continuing operations		
Free cash flow	4,790	5,918
Cash conversion rate	0.92	0.80
Continuing and discontinued operations		
Free cash flow	4,562	5,150
Cash conversion rate	0.99	0.81

ADJUSTED INDUSTRIAL NET DEBT / ADJUSTED EBITDA – CONTINUING OPERATIONS[5]

FY 2012	0.24
FY 2011	(0.14)

Target corridor: 0.5–1.0

LIQUIDITY AND CAPITAL STRUCTURE	September 30, 2012	September 30, 2011
Cash and cash equivalents	10,891	12,468
Total equity (Shareholders of Siemens AG)	30,733	31,530
Net debt	9,292	4,995
Adjusted industrial net debt	2,396	(1,534)

	September 30, 2012		September 30, 2011	
EMPLOYEES (IN THOUSANDS)	Continuing operations	Total[6]	Continuing operations	Total[6]
Employees	370	410	359	402
Germany	119	130	116	127
Outside Germany	250	280	243	275

1 New orders; Adjusted or organic growth rates of revenue and new orders; Total Sectors Profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens' supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under WWW.SIEMENS.COM/NONGAAP

2 October 1, 2011 – September 30, 2012.

3 Adjusted for portfolio and currency translation effects.

4 Basic earnings per share – attributable to shareholders of Siemens AG. For fiscal 2012 and 2011 weighted average shares outstanding (basic) (in thousands) amounted to 876,053 and 873,098 shares, respectively.

5 Calculated by dividing adjusted industrial net debt as of September 30, 2012 and 2011 by adjusted EBITDA.

6 Continuing and discontinued operations.

SEGMENT INFORMATION (AS OF SEPTEMBER 30, 2012)

Energy

Revenue €27.537 billion
Profit €2.159 billion

Our Energy Sector offers a wide spectrum of products, services and solutions for the generation and transmission of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry.

Healthcare

Revenue €13.642 billion
Profit €1.815 billion

Our Healthcare Sector offers customers a comprehensive portfolio of medical solutions across the treatment chain – ranging from medical imaging to in vitro diagnostics to interventional systems and clinical information technology systems – all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Financial Services (SFS), financing to assist customers in purchasing the Sector's products.

Industry

Revenue €20.508 billion
Profit €2.467 billion

Our Industry Sector offers a broad spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity and flexibility in industry. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries. The portfolio spans industry automation, industrial software and drives products and services, system integration and solutions for industrial plant businesses. After the close of fiscal 2012, the Sector decided to dispose of its business with mechanical, biological and chemical treatment and processing of water.

Infrastructure & Cities

Revenue €17.585 billion
Profit €1.102 billion

Our Infrastructure & Cities Sector offers a wide range of sustainable technologies for metropolitan centers and urban infrastructures worldwide, such as integrated mobility solutions, building and security systems, power distribution equipment, smart grid applications and low- and medium-voltage products.

Equity Investments

Profit €(549) million

In general, the segment Equity Investments comprises equity stakes held by Siemens that are accounted for by the equity method, at cost or as current available-for-sale financial assets and are not allocated to a Sector, SFS, Centrally managed portfolio activities, Siemens Real Estate (SRE), Corporate items or Corporate Treasury for strategic reasons. Our main investments within Equity Investments are our stake of approximately 50.0% in Nokia Siemens Networks B.V. (NSN), our 50.0% stake in BSH Bosch und Siemens Hausgeräte GmbH (BSH) as well as our 49.0% stake in Enterprise Networks Holdings B.V. (EN).

Financial Services

Profit €479 million
Total assets €17.405 billion

Financial Services (SFS) provides a variety of financial services and products both to third parties and to other Siemens entities and their customers. SFS has three strategic pillars: supporting Siemens' Sectors with financing solutions for their customers, manage financial risks of Siemens and offering third-party financing services and products.

PDF version
WWW.SIEMENS.COM/AR-PDF

Website
WWW.SIEMENS.COM/ANNUAL-REPORT

Mobile application
WWW.SIEMENS.COM/AR-MOBILE

The world of
Siemens' Annual Report

Annual Shareholders' Meeting
WWW.SIEMENS.COM/AGM

Dear shareholders,

Fiscal 2012 was not an easy year for us. Even though we achieved one of our best results ever – despite the difficult economic environment worldwide – we didn't fully attain our goals of outperforming the market and our competitors.

To move forward, we've launched a new Company-wide program. Presented in November 2012, the initiative will enable us to make effective, concrete adjustments in our operations – changes we'll have to make if we're to continue generating profitable growth of the kind we've achieved in the last few years.

For my colleagues on the Managing Board and myself, the trust that you've placed in our Company is an invaluable source of support. Your commitment creates trust, and trust unites us all: you, our shareholders; our 370,000 employees worldwide; our customers in the industrial countries and emerging markets; our partners in business, government and the scientific community; and, above all, the countless people around the globe who use Siemens products and solutions every day.

Our strength – Customer proximity
This year, our Annual Report highlights the ways in which we're creating trust by partnering closely with our customers worldwide and developing innovative technologies that meet the needs of people with different interests, from different cultures and with different aims and requirements. In five special reports, we'd like to show you how our products and solutions are improving the lives of people everywhere.



Our first report takes us to Bangalore, India, where explosive growth is pushing the local infrastructure to its limits. In planning a new airport for the booming South Asian metropolis and its surrounding region, the operators selected Siemens to supply a complete tailor-made solution and provide long-term technical support. This close partnership is a sign of enormous trust, since it entails tremendous responsibility: the reliable operation of such vital infrastructure facilities is indispensible for the Bangalore region's further economic development.

From India, we move on to the town of Beuren in southern Germany, where our technology has helped give a young cancer patient new hope. In a long-term partnership, our engineers cooperated with doctors at Tübingen University Hospital to develop the Biograph mMR scanner, which enables physicians to monitor the impact of cancer therapies while minimizing radiation exposure. To the relief of 15-year-old Christian and his family, the Biograph mMR showed that his treatment had been successful. And we're very pleased to report that – after a year of uncertainty – the young man is back in school and again leading a normal life.

A third report provides impressive evidence of how our IT-based services are uniting people all around the world. Johannes Zuckschwerdt is responsible for developing new services for a manufacturer of highly specialized machine tools in southwestern Germany. His customer, Ton de Bruine, heads a company that produces metal components in the Netherlands. Thanks to our ePS Network Services, Zuckschwerdt can monitor the operation of de Bruine's machines remotely, via an encrypted online server. By notifying his customer when machine parts need to be replaced and indicating how workflows can be improved and production increased, Zuckschwerdt saves de Bruine time and money while helping him meet tight deadlines and enhance the efficiency of his production processes.

In a fourth report, you'll meet Jens Hald Jensen, head of the project team that's assembling and testing six-megawatt wind turbines in the Danish town of Østerild. These powerful turbines are just one of the innovative products and solutions we're creating to help shape the future of energy and tap the opportunities that Germany's transition to a new energy system will provide in many other countries worldwide. We want to pass on to our children a world that's as healthy, bountiful and beautiful as the one we've inherited. And we're convinced that we'll reach this goal if business leaders and government policymakers work together to tackle the challenges ahead, taking a balanced, targeted approach to achieving a reliable, clean and affordable energy supply.

I urge you to take a look at all five special reports. They'll provide you with an inside look at our day-to-day operations and at the ways we're leveraging our strengths as an integrated technology company, increasing our customers' competitiveness, reinforcing our own business success and improving the lives of people worldwide through our investments in research and development – investments that totaled €4.2 billion in fiscal 2012.



Peter Löscher
President and CEO
of Siemens AG

Our goal – Excellence

We're closely connected with people everywhere – with workers in factories, with the operators and users of infrastructure facilities, with engineers in laboratories and research centers. And it's because we're so closely connected with people in so many different regions and environments that we're also able to precisely gauge their needs and their technology requirements. We know, for instance, that customers across the board are increasingly demanding tailor-made IT applications and software solutions. And we're the ideal partner to provide these solutions, since we have the necessary industry expertise and products – in areas ranging from power plant controls and building management systems to healthcare solutions and manufacturing technologies. NASA, the U.S. space agency, utilized IT of this kind to develop the Mars rover Curiosity, whose fascinating images are yet further testimony to our engineering excellence. We know the challenges posed by the restructuring of the world's energy supply. And we know the challenges facing today's city planners. To address these urban challenges, we've been showcasing future-oriented solutions for the world's fast-growing cities at the Crystal, our urban development center in London, since September 2012. As a company that's been internationally oriented since its founding, we also know the world's new high-growth markets: the BRIC countries and the so-called second-wave countries like South Africa, Indonesia and Turkey. We've been active in all four BRIC countries for more than 100 years. In Russia and South Africa, we've had operations for over 150 years. Long-term partnerships like these build trust and create opportunities to promote sustainable development on a local basis while generating profitable growth for our Company. All four of our Sectors are exploiting these opportunities worldwide by continuing to sharpen their focus on the megatrends of our globalized age – climate change, demographic change and urbanization. Our Healthcare Sector has also profited from the rigorous implementation of Agenda 2013, the efficiency-boosting program we launched in November 2011.

All in all, Siemens is well positioned to seize the opportunities of the future – as we demonstrated again in fiscal 2012. Continuing a decade of substantially improved performance, we posted a 7% increase in revenue and generated €5.2 billion in income from continuing operations, one of our largest profits ever. I would like to thank Siemens employees around the world for their commitment and their contribution to this success. As fiscal 2012 also confirmed, our earnings per share have considerably increased over the last decade as well: still just €2.92 in 2002, they now total more than €5. And thanks to our tradition of foresighted financial policies, we can be sure that our operations will continue to have a very stable basis in the future.

But fiscal 2012 makes clear that we haven't always adapted flexibly enough to changes in our markets and in our market position, and we haven't placed sufficient emphasis everywhere on continuously improving our Company and driving its efficiency. New orders declined 10% during the year, and, although we increased our revenue, we didn't meet the targets we'd set for profitability relative to our competitors.

Our review of fiscal 2012 shows that we're good – but not as good as we can be. Looking to the future, this means we'll have to intensify our efforts in order to outpace our competitors once again and achieve the results that we as Siemens employees and you as our shareholders have a right to expect of our Company.

We aren't anticipating any substantial boost from economic developments worldwide – at least not in fiscal 2013. For this reason, it's all the more important that we ourselves take effective action to enhance our productivity, maintain the strong financial basis that's always been our hallmark and better adapt to the challenges of our markets and the global economy.

And that's why we've launched Siemens 2014, a Company-wide program that will help us recapture a leading competitive position within the next two years and thus continue to pursue our One Siemens targets. Siemens 2014 will strengthen the One Siemens system, drive its implementation and reinforce our strategy for achieving profitable growth and generating annual revenue of up to €100 billion. It will also keep us on the same track for success that we've followed in recent years and that enabled us to achieve record results in fiscal 2011.

Our goal is to raise our total Sectors profit from the latest figure of 9.5% to 12% by increasing our gross productivity by about €6 billion.

To help us reach these targets, Siemens 2014 will apply five levers:

> First, we want to cut costs. To this end, we're optimizing our procurement operations, improving our global capacities and activities and enhancing the quality and efficiency of our processes and project management.
> Second, we want to continuously strengthen our core business activities by, among other things, making targeted acquisitions in key areas and scrutinizing our less profitable businesses to ensure that they don't burden our long-term performance.
> Third, we want to refine our sales setup and optimize our local market access worldwide while making our organization more flexible and adjusting operations to regional conditions and potential.
> Fourth, we want to simplify our internal processes and regulations in order to provide our business units with greater leeway for independent entrepreneurial action and partnering with customers. For example, we're substantially reducing the number of Company- and Sector-wide regulations for our global and regional businesses.
> And fifth, we're streamlining our global support infrastructure by eliminating redundant functions and duplicate processes.

Our capital – Trust

The measures we've defined have been very carefully considered. We've made no secret of our Company's weaknesses, and we've set transparent goals. To boost our competitiveness, we've assigned clear responsibilities and taken steps to ensure that Siemens 2014 will be rigorously executed. Some measures have already been taken. For example, we've decided to tighten the focus of our portfolio in the area of renewable energies, to exit from the water technologies business, which is highly fragmented by region, and to reinforce our market position in the area of vertical IT through the purchase of LMS International NV, a leading supplier of industry software for lifecycle management. As these moves demonstrate, the new Company-wide program is already having an impact and strengthening the trust that our customers, the capital markets and you, our shareholders, have placed in us. Over the next two years, we'll keep you regularly informed of the steps we're taking to implement it.

With your interests in mind, we're proposing that OSRAM be publicly listed via a spinoff. We're convinced that OSRAM Licht AG will be an attractive company for investors since, as an independent entity, it will operate even more successfully than before.

The share buyback program that we finalized at the beginning of November 2012 was also in your interest. In the course of the buyback, we repurchased Company shares with a total value of €2.9 billion. We financed the program primarily through bonds, and the interest rates we paid were the lowest to date on the European capital market – yet further proof of the great trust that our Company enjoys within the business community and beyond.

The unchanged dividend proposal of €3.00 that the Managing Board and the Supervisory Board will make to the 2013 Annual Shareholders' Meeting is also a sign of trust and continuity. We want you to profit from the positive developments at our Company – and we want you to continue placing your trust in us. Because Siemens is and will remain a strong company – for our customers worldwide, for our employees, for our partners in the business and scientific communities, for our stakeholders in society and particularly for you, our shareholders.

I'm looking forward to the challenges of the year ahead and to our continuing dialogue.

Peter Löscher

Peter Löscher
President and CEO of Siemens AG

CONTENTS FINANCIAL REPORT

In September 2012, we opened our flagship sustainability center, the Crystal, in the heart of the London Docklands – a district that's a pioneer in urban renewal.

The Crystal, London's newest landmark, is home to an exhibition showcasing infrastructure solutions that are already making our cities more sustainable, environmentally friendly and livable. The moment you enter the Crystal, with its futuristic architecture and construction, you'll see why this iconic structure is one of the most sustainable buildings in the world. Thanks to green technologies from our Environmental Portfolio, the Crystal meets the highest environmental standards, raising the bar for sustainable building.

Join us at the Crystal. Talk to our experts about the options and opportunities for sustainable city development. Explore some fascinating urban projects. And see for yourself what the future holds for the world's metropolises.

WWW.THECRYSTAL.ORG



The Crystal – A vision of the urban future





Managing Board of Siemens AG

Hermann Requardt
Healthcare

Michael Süß
Energy

Barbara Kux
Corporate Supply Chain Management, Corporate Sustainability, Global Shared Services

Peter Y. Solmssen
Corporate Legal and Compliance, Americas



Peter Löscher – President and Chief Executive Officer
Corporate Communications and Government Affairs, Corporate Development

Joe Kaeser
Corporate Finance and Controlling, Financial Services, Siemens Real Estate, Equity Investments

Brigitte Ederer
Corporate Human Resources, Europe, Commonwealth of Independent States

Klaus Helmrich
Technology, Corporate Technology

Siegfried Russwurm
Industry, Corporate Information Technology, Africa, Middle East

Roland Busch
Infrastructure & Cities, Asia, Australia

Dear shareholders,

Despite a difficult economic environment and special burdens in the project business, Siemens' overall performance in fiscal 2012 was respectable.

In fiscal 2012, the Supervisory Board performed the duties assigned to it by law, the Siemens Articles of Association and the Bylaws for the Supervisory Board. We regularly advised the Managing Board on the management of the Company and monitored the Managing Board's activities. We were directly involved in all major decisions regarding the Company. In written and oral reports, the Managing Board regularly provided us with timely and comprehensive information on Company planning and business operations as well as on the strategic development and current state of the Company. Deviations from business plans were explained to us in detail. The Managing Board coordinated with us the Company's strategic orientation. On the basis of reports submitted by the Managing Board, we considered in detail all business transactions of major significance to the Company. The proposals made by the Managing Board were approved after detailed examination and consultation. We held a total of six regular meetings.

In my capacity as Chairman of the Supervisory Board, I was in regular contact with the Managing Board between Supervisory Board meetings and was kept up-to-date on current developments in the Company's business situation and on key business transactions. At separate strategy meetings, I discussed with the Managing Board the perspectives and future orientation of the Company's individual businesses.

Work in the Supervisory Board committees

To ensure the efficiency of its work, the Supervisory Board has a total of six standing committees, which prepare the proposals for the Supervisory Board as well as the issues to be dealt with at the Board's plenary meetings. Where legally permissible, the Supervisory Board's decision-making powers are also delegated to these committees. The chairpersons of the committees report to the Supervisory Board on the committees' work at the subsequent Board meetings. The composition of the individual Supervisory Board committees and the number of committee meetings and decisions are shown in chapter → D.7 SUPERVISORY BOARD AND MANAGING BOARD, PAGES 234-235 below.

The **Chairman's Committee** met six times in fiscal 2012. It also voted on five proposals using a notional, or written, voting process. Between meetings, I discussed topics of particular importance to the Company with the members of the Chairman's Committee. The Committee dealt with corporate-governance-related matters, including the Declaration of Conformity with the German Corporate Governance Code, with the preparation of decisions concerning Managing Board compensation, with the assumption by Managing Board members of positions in other companies and institutions, and



Dr. Gerhard Cromme
Chairman

with a variety of personnel-related topics. The Committee endorsed a decision by the Managing Board to issue warrant bonds with a value of up to US$5 billion and amended the Articles of Association after the Company's capital stock had been reduced as a result of the Managing Board's decision to retire treasury stock that had been acquired as part of a share buyback program.

The **Mediation Committee** was not required to meet in fiscal 2012.

The **Finance and Investment Committee** met three times. It also voted on five proposals using a notional, or written, voting process. The focuses of its meetings included the preparation of the decision regarding the budget for fiscal 2012, the further development of the Company's medium-term strategy, the Company's pension system and the approval of Company investment projects.

The **Audit Committee** met six times. In the presence of the independent auditors, the President and Chief Executive Officer, the Chief Financial Officer and the General Counsel, the Committee discussed the financial statements and the Combined Management Report for Siemens AG and Siemens worldwide, the proposal for the appropriation of net income and the Annual Report on Form 20-F for the U.S. Securities and Exchange Commission (SEC). In addition, the Audit Committee made a recommendation to the Supervisory Board regarding the Supervisory Board's proposal to the Annual Shareholders' Meeting concerning the election of the independent auditors. The Audit Committee also gave in-depth consideration to the appointment of the independent auditors for fiscal 2012, to monitoring the auditors' independence and qualifications as well as the additional services they perform, to determining their fee and to the audit reviews of the Company's quarterly financial reports and the half-year financial report. In addition, the Audit Committee dealt with the Company's financial reporting process and risk management system and with the effectiveness, resources and findings of the internal audit as well as with reports concerning potential and pending legal disputes. The Audit Committee also focused on Company compliance with the provisions of Section 404 of the Sarbanes-Oxley Act (SOA) and on the internal audit of the effectiveness of our internal controls, regulatory compliance and the integrity of our financial reporting.

The **Compliance Committee** met five times in fiscal 2012. At its meetings, which were generally attended by Dr. Theodor Waigel in his capacity as Monitor, the Committee discussed primarily the quarterly reports and the annual report submitted by the Chief Compliance Officer and the Chief Counsel Compliance. The Committee also concerned itself with the preparation of the communications measures to be implemented in connection with the conclusion of the Monitorship.

The **Nominating Committee** met six times in fiscal 2012 in order to prepare the election of the Supervisory Board's shareholder representatives by the Annual Shareholders' Meeting of Siemens AG on January 23, 2013. When preparing the list of candidates to be proposed to the Supervisory Board, the Nominating Committee took into account the requirements of the German Stock Corporation Act, the German Corporate Governance Code and the Bylaws for the Supervisory Board as well as the goals that the Supervisory Board had set for its own composition. The Nominating Committee considered, in particular, the character, integrity, commitment, professionalism and independence of the individuals recommended for nomination. With a view to the Company's international orientation, the Nominating Committee attached particular importance to ensuring that a sufficient number of members had extensive international experience. It also endeavored to ensure that the participation of women was appropriate and that at least six shareholder representatives on the Supervisory Board were independent in the meaning of Section 5.4.2 of the German Corporate Governance Code. The Nominating Committee recommended that the Supervisory Board propose to the Annual Shareholders' Meeting on January 23, 2013 that Dr. Gerhard Cromme, Dr. Josef Ackermann, Gerd von Brandenstein, Michael Diekmann, Dr. Hans Michael Gaul, Prof. Dr. Peter Gruss and Dr. Nicola Leibinger-Kammüller be reelected and that Gérard Mestrallet, Güler Sabancı and Werner Wenning be elected for the first time to serve as shareholder representatives on the Supervisory Board. At an election held on September 25, 2012 in accordance with the provisions of the German Codetermination Act, the following individuals were elected to serve as employee representatives on the Supervisory Board, effective the end of the Annual Shareholders' Meeting on January 23, 2013: Berthold Huber, Lothar Adler, Bettina Haller, Hans-Jürgen Hartung, Robert Kensbock, Harald Kern, Jürgen Kerner, Dr. Rainer Sieg, Birgit Steinborn and Sibylle Wankel.

Topics at the plenary meetings of the Supervisory Board

Regular topics of discussion at the Supervisory Board's plenary meetings were revenue, profit and employment development at Siemens AG, at the Sectors and at Siemens worldwide as well as the Company's financial position, profitability and major investment and divestment projects. The Managing Board reported to us regularly and comprehensively on Company planning and on the Company's strategic development, business operations and current situation.

At our meeting on November 9, 2011, we discussed the key financial figures for fiscal 2011 and approved the budget for 2012. We also determined the compensation of Managing Board members for fiscal 2011 on the basis of their achievement of performance-related targets. The appropriateness of this compensation was confirmed by an independent compensation consultant.

At our meeting on November 30, 2011, we primarily discussed the financial statements and the Combined Management Report for Siemens AG and Siemens worldwide as of September 30, 2011 as well as the agenda for the Annual Shareholders' Meeting on January 24, 2012. We also discussed the Annual Report for 2011 – in particular, the "Corporate Governance report" included therein – and established the targets for Managing Board compensation in fiscal 2012.

At our meeting on January 23, 2012, the Managing Board reported on the Company's business and financial position following the conclusion of the first quarter. We also conducted by-elections for the Audit Committee and the Finance and Investment Committee.

At our meeting on April 24, 2012, the Managing Board reported on the Company's business and financial position following the conclusion of the second quarter of fiscal 2012. In addition, the Energy Sector reported on the situation in its business. We also discussed profit protection measures with the Managing Board.

At our meeting on July 25, 2012, we discussed the Company's business and financial position following the conclusion of the third quarter and decided to approve the Managing Board's plan to acquire Siemens shares in order to retire them, offer them for purchase to employees, members of the governing bodies of Affiliated Companies and members of the Managing Board and / or use them to service convertible bonds or warrant bonds. In addition, we concerned ourselves with the new version of the German Corporate Governance Code of May 15, 2012. The Healthcare Sector also reported on the situation in its business.

At our meeting on September 19, 2012, the Managing Board provided us with an overview of the current state of the Company. On the occasion of the opening of an information and dialogue center for urban development in London, the Infrastructure & Cities Sector reported on the situation in its business. In addition, the Regional Company reported on business development in the UK. We were also provided with an overview of the activities of Siemens Corporate Technology and approved the acquisition of LMS International NV, Leuven (Belgium). LMS International NV is a leading provider of industry software for the testing and mechatronic simulation of complex products.

Corporate Governance Code

The Supervisory Board concerned itself with the provisions of and amendments to the German Corporate Governance Code. At our meeting on July 25, 2012, we discussed the amendments to the German Corporate Governance Code contained in the new version of May 15, 2012. At our subsequent meeting on September 19, 2012, the Bylaws for the Supervisory Board were amended to take into account the requirements of the new version of the Code. In addition, we adjusted the concrete goals for the Supervisory Board's composition – which are set out in chapter → B.1 CORPORATE GOVERNANCE REPORT, PAGES 22-25 below – in order to take those requirements into account and determined that, in our estimation, the Supervisory Board had an appropriate number of independent members. Information on corporate governance at the Company and a detailed report on the level and structure of the compensation paid to the members of the Supervisory and Managing Boards is provided in chapter → B.4 COMPENSATION REPORT, PAGES 31-43 below. At their meetings on September 10 and 19, 2012, respectively, the Managing Board and the Supervisory Board approved the issuance of an unqualified Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act (Aktiengesetz), stating that the Company complies with all the recommendations of the German Corporate Governance Code in the version of May 15, 2012 and will continue to do so in the future. The exception mentioned in the Declaration of Conformity of October 1, 2011 – namely, that the current compensation rules for the Supervisory Board do not stipulate a performance-related compensation component – no longer applies since the new version of the Code no longer includes a recommendation regarding the performance-related compensation of supervisory board members. Siemens' Declaration of Conformity with the German Corporate Governance Code is permanently available to shareholders on the Company's website.

Detailed discussion of the financial statements

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft audited the Annual Financial Statements of Siemens AG, the Consolidated Financial Statements of Siemens worldwide and the Combined Management Report for Siemens AG and Siemens worldwide for the fiscal year ended September 30, 2012 in accordance with the requirements of the German Commercial Code (HGB) and approved them without reservation. The Annual Financial Statements of Siemens AG and the Combined Management Report for Siemens AG and Siemens worldwide were prepared in accordance with the requirements of German commercial law. The Consolidated Financial Statements of Siemens worldwide were prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), and with the additional requirements set out in Section 315a (1) of the German Commercial Code (HGB). The financial statements also comply with the IFRS, as issued by the International Accounting Standards Board (IASB). The independent auditors conducted their audit in accordance with Section 317 of the HGB and in compliance with the generally accepted German standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and with the International Standards on Auditing (ISA). The above-mentioned documents as well as the Managing Board's proposal for the appropriation of net income were submitted to us by the Managing Board in a timely manner. The Audit Committee discussed the Managing Board's proposal for the appropriation of net income in detail at its meeting on November 6, 2012. The Committee discussed the Annual Financial Statements of Siemens AG, the Consolidated Financial Statements of Siemens worldwide and the Combined Management Report in detail at its meeting on November 27, 2012.

The audit reports prepared by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft were distributed to all members of the Supervisory Board and comprehensively reviewed at our meeting on November 28, 2012 in the presence of the independent auditors, who reported on the main findings of their audit. The independent auditors also reported that there were no major weaknesses in the Company's internal audit or risk management systems. At this meeting, the Managing Board explained the financial statements of Siemens AG and Siemens worldwide as well as the Company's risk management system. The independent auditors also discussed the scope, focal points and costs of the audit.

We concur with the results of the audit. Following the definitive findings of the examination by the Audit Committee and our own examination, we have no objections. The Managing Board prepared the Annual Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens worldwide. We adopted the Annual Financial Statements and approved the Consolidated Financial Statements. We endorse the Managing Board's proposal that the net income available for distribution be used to pay out a dividend of €3.00 per share entitled to a dividend and that the amount of net income attributable to shares of stock not entitled to receive a dividend for fiscal 2012 be carried forward.

Changes in the composition of the Supervisory and Managing Boards

Dieter Scheitor resigned from the Supervisory Board, effective the end of the regular Annual Shareholders' Meeting on January 24, 2012. Effective January 25, 2012, Jürgen Kerner was appointed to the Supervisory Board by court order. At the Supervisory Board meeting on January 23, 2012, Mr. Kerner was elected to succeed Mr. Scheitor as employee representative on the Audit Committee and the Finance and Investment Committee, effective January 25, 2012. The Supervisory Board would like to thank Mr. Scheitor for his many years of loyal support.

There were no changes in the composition of the Managing Board in fiscal 2012.

The Supervisory Board would like to thank the members of the Managing Board as well as the employees and the employee representatives of all Siemens companies for their work.

For the Supervisory Board

Gerhard Cromme

Dr. Gerhard Cromme
Chairman
Berlin and Munich, November 28, 2012

A.4 THE SIEMENS SHARE / INVESTOR RELATIONS

CHANGE IN THE VALUE OF AN INVESTMENT IN SIEMENS SHARES IN FISCAL 2012 (WITH DIVIDENDS REINVESTED; INDEXED)



in %
September 30, 2011
September 30, 2012
140
130
120
110
100
90
80
70
Siemens
DAX®
MSCI World

The Siemens share price developed positively over the course of fiscal 2012. However, the markets were volatile during this period due to ongoing uncertainty in the eurozone. After increasing at the beginning of the fiscal year, stock markets in general and the Siemens share price in particular declined for several months. Then, in June 2012, a positive stock market trend began. This trend continued until the end of fiscal 2012. In August 2012, the Company launched a share buyback program. From the start of the buyback program until the end of the fiscal year, the Siemens share price gained more than 13%.

In the last few years, we have increased our dividend several times – in some cases substantially – from €1.60 per share in fiscal 2009 to €3.00 per share in fiscal 2011. In line with the dividend policy of the One Siemens framework, we intend for our shareholders to profit significantly from Siemens' financial success again this year. As a result, the Managing Board and Supervisory Board will propose a dividend payment of €3.00 per share for fiscal 2012, representing a payout ratio of 56%. Siemens AG continues to have a very sound financial basis. In an environment in which the ratings of many countries have come under pressure, the Company continues to enjoy good investment-grade credit ratings. In the course of the above-mentioned share buyback program, we repurchased shares up to the end of November 2012 with a value of about €2.9 billion. In September 2012, the Company also retired some 33.2 million of its own shares, thereby reducing its capital stock from about 914 million shares to 881 million.

A.4.1 Stock markets – Siemens share price increases

Reflecting economic developments, the stock market environment was characterized by continuously increasing share prices during the first four months of fiscal 2012 (October 1, 2011 to January 31, 2012). These gains were then lost in the following months, with prices bottoming out in June 2012. The markets subsequently recovered steadily from this trough, again reaching their previous high for the year toward the end of fiscal 2012.

Over the entire fiscal year, Siemens stock performed comparatively well in this market environment, closing at €77.61 per share on September 30, 2012. For shareholders who reinvested their dividends, this amounted to a gain of 18.6% (fiscal 2011: a loss of 9.5%) compared to the closing price a year earlier. The Siemens share performed somewhat more weakly than the leading international index, MSCI World (which rose 21.6%), and remained noticeably behind the leading index of the German stock market, the DAX (which advanced 31.2%).

LONG-TERM PERFORMANCE OF SIEMENS SHARES COMPARED WITH LEADING INDICES
(AVERAGE ANNUAL PERFORMANCE WITH DIVIDENDS REINVESTED)

Ten-year period	FY 2003 – FY 2012
Siemens	11.3%
DAX®	10.1%
MSCI World	8.0%

A long-term comparison illustrates the strength of the Siemens share: the assets of an investor who acquired Siemens stock worth €1,000 at the beginning of fiscal 2003 and reinvested the dividends in additional Siemens shares would have increased to €2,911 by the end of fiscal 2012. This annual return of 11.3% is noticeably above the corresponding results for the DAX 30 (+10.1%) and MSCI World (+8.0%).

A.4.2 Stable dividend proposed

At the Annual Shareholders' Meeting, the Managing Board and the Supervisory Board will propose a dividend payment of €3.00. After the substantial dividend increases in fiscal 2010

DIVIDEND

Fiscal year	FY 2012	FY 2011	FY 2010	FY 2009	FY 2008
Dividend per share (in €)	3.00[1]	3.00	2.70	1.60	1.60
Dividend yield (in %)[2]	3.9	3.9	2.9	2.4	3.6
Ex-dividend date	Jan. 24, 2013	Jan. 25, 2012	Jan. 26, 2011	Jan. 27, 2010	Jan. 28, 2009
Net income (in millions of €)	4,590	6,321	4,068	2,497	5,886
Total dividend payout (in millions of €)	2,528[3]	2,629	2,356	1,388	1,380
Payout ratio (in %)[4]	56	41	58	56	23

1 To be proposed to the Annual Shareholders' Meeting
2 Dividend payout/Siemens share price on day of Annual Shareholders' Meeting; for fiscal 2012: dividend payout/Siemens share price at fiscal year-end
3 Based on currently estimated number of shares entitled to dividend payment
4 Excluding non-cash items in fiscal 2009 and fiscal 2010 (NSN and DX impairment charges), the payout ratio equaled 34% in fiscal 2009 and 46% in fiscal 2010

and fiscal 2011, this proposal reflects our earnings position in fiscal 2012 and is in strict accordance with our payout policy. Representing a payout ratio of 56%, this proposal continues our tradition of paying attractive dividends to our investors.

A.4.3 Share buyback program and reduction of capital stock

In August 2012, against the backdrop of favorable capital market conditions, Siemens optimized its capital structure and initiated a buyback of Company stock with a value of approximately €2.9 billion. Under this program, which was finalized on November 7, 2012, a total of about 38 million shares were acquired at an average price of €76.90 per share. The repurchased shares can be used to cancel and reduce capital stock, to issue shares to employees, the board members of Affiliated Companies and members of the Managing Board and to service convertible bonds and warrant bonds. The share buyback was financed through long-term debt.

In addition to the share buyback program, the Company also retired approximately 33.2 million of its own shares in September 2012, thereby reducing its capital stock from about 914 million shares to 881 million.

A.4.4 Shareholder structure

With some 740,000 shareholders, Siemens AG is one of the world's largest publicly owned companies. An analysis of our shareholder structure conducted in August 2012 showed that shareholders in Germany hold the largest percentage of our share capital, about 30% of all outstanding shares. Shareholders in the U.S. hold roughly 16% and shareholders in the U.K., around 9%, while investors in France and Switzerland hold 8% and 6%, respectively.

Some 59% of Siemens' outstanding shares are currently held by institutional investors, about 20% by private shareholders and around 6% by members of the Siemens family.

A.4.5 Credit ratings

Siemens AG has good, investment-grade credit ratings: "Aa3/P-1/outlook stable" from Moody's Investors Service and "A+/A-1+/outlook stable" from Standard & Poor's are very positive ratings – particularly when compared to those of our competitors in the industry segment. Our solid financial position gives us unrestricted access to the international financial and capital markets.

INVESTOR TYPE AND REGIONAL DISTRIBUTION



Institutional investors: 59%[1]
Siemens family members: 6%[2]
Private investors: 20%
Unidentified investors: 15%



Germany: 30%
Switzerland: 6%
France: 8%
Rest of Europe: 7%
U.K.: 9%
Rest of world: 9%
U.S.: 16%
Unidentified: 15%

1 This figure includes a 5.02% stake in Siemens' capital stock held by BlackRock Holdco 2, Inc., Wilmington, U.S., a 5.01% stake in Siemens' capital stock held by BlackRock, Inc., New York, U.S., and a 3.04% stake in Siemens' capital stock held by the State of Qatar, Doha, Qatar (represented by the DIC Company Limited, George Town, Grand Cayman), as reported to us by these organizations.
2 This figure includes a 1.30% stake in Siemens capital stock for which the von Siemens-Vermögensverwaltung GmbH exercises voting rights under powers of attorney and a 3.03% stake held by the Werner von Siemens Stiftung, Zug, Switzerland, as reported to us by the Stiftung.

At the end of fiscal 2012, the net debt of Siemens AG was €9,292 million, with cash and cash equivalents of €10,891 million. For further information on our credit ratings and financial obligations, please see → NOTE 28 TO THE CONSOLIDATED FINANCIAL STATEMENTS, PAGES 190-191.

CREDIT RATINGS

	September 30, 2012		September 30, 2011	
	Moody's Investors Service	Standard & Poor's	Moody's Investors Service	Standard & Poor's
Long-term debt	Aa3	A+	A1	A+
Short-term debt	P-1	A-1+	P-1	A-1+

A.4.6 Siemens on the capital market

We take our responsibility to maintain an intensive dialogue with the capital market very seriously. Cultivating close contacts with our shareholders, we keep them informed of all major developments throughout Siemens.

As part of our investor relations work, we provide information on the Company's development in quarterly, semiannual and annual reports. Our CEO and CFO also maintain close contact with investors through roadshows and conferences. In addition, Siemens holds Sector Capital Market Days, at which the management of our Sectors informs investors and analysts about the Sectors' business strategies and market environments.

We also provide extensive information online. Quarterly, semiannual and annual reports, analyst presentations, press releases and our financial calendar for the current year (please see → FINANCIAL CALENDAR, PAGE 251), which includes all major publication dates as well as the date of the Annual Shareholders' Meeting, are available at
WWW.SIEMENS.COM/INVESTORS

STOCK MARKET INFORMATION (IN €, UNLESS OTHERWISE INDICATED)

	FY 2012[1]	FY 2011[1]
Stock price range (Xetra closing price)		
High	79.71	99.38
Low	63.06	64.45
Fiscal year-end	77.61	68.12
Number of shares issued (September 30, in millions)	881	914
Market capitalization (in millions of €)[2]	66,455	59,554
Basic earnings per share (from continuing operations)[3]	5.77	8.23
Diluted earnings per share (from continuing operations)[3]	5.71	8.14
Dividend per share	3.00[4]	3.00

1 Fiscal year from October 1 to September 30
2 On the basis of outstanding shares
3 Regarding activities classified as discontinued operations, prior periods are presented on a comparable basis.
4 To be proposed to the Annual Shareholders' Meeting

A.4.7 Profit-sharing culture/ Stock-based compensation programs

Siemens has set itself the goal of more intensively fostering a profit-sharing culture at the Company and encouraging employees to become shareholders. That's why we offer various share-based payment programs to our employees. In fiscal 2012, 5,225,138 Siemens shares were issued to service these programs, namely, the Stock Awards program, the Share Matching Program (including the Base Share Program, the Share Matching Plan and the Monthly Investment Plan) and the Jubilee Program. Non-vested and outstanding grants under the various plans will result in additional share issuances to employees in the future. For more detailed information on share-based payment, please see → NOTE 33 TO THE CONSOLIDATED FINANCIAL STATEMENTS, PAGES 208-211.

Our Company-wide Share Ownership Guidelines specify that the members of the Managing Board and roughly 550 senior executives must hold an interest in Siemens equal in value to between 50% and 300% of their base compensation for the period in which they hold office. For further information on our employee share programs, please see → NOTE 33 TO THE CONSOLIDATED FINANCIAL STATEMENTS, PAGES 208-211.

B. Corporate Governance

B.1 CORPORATE GOVERNANCE REPORT

Good corporate governance is the basis for our decision-making and control processes and comprises responsible, value-based management and monitoring focused on long-term success, goal-oriented and efficient cooperation between our Managing and Supervisory Boards, respect for the interests of our shareholders and employees, transparency and responsibility in all our entrepreneurial decisions and an appropriate risk management system.

Siemens AG fully complies with all recommendations of the German Corporate Governance Code (Code) in the version of May 15, 2012.

The Managing Board and the Supervisory Board of Siemens AG have discussed compliance with the Code's recommendations in detail. Based on their deliberations, the boards have approved the annual Declaration of Conformity as of October 1, 2012. This document is posted on our website and available on → PAGE 28.

Siemens voluntarily complies with the Code's non-binding suggestions, with the following exception:

> In fiscal 2011, the Supervisory Board decided to appoint Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß to the Managing Board, each for a term of five years, and therefore to no longer follow the suggestion set out in Section 5.1.2 para. 2 sentence 1 of the Code, according to which the maximum possible appointment period of five years should not be the rule for first-time appointments to a managing board.

Our listing on the New York Stock Exchange (NYSE) subjects us to a number of provisions under U.S. securities laws (including the Sarbanes-Oxley Act (SOA) as well as to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the NYSE. To facilitate our compliance with the SOA, we have, among other things, a Disclosure Committee in place, comprising the heads of a number of our Corporate Units. This committee is responsible for reviewing certain financial and non-financial information and advising our Managing Board in its decisions regarding disclosure. We also have procedures in place that require the members of the management of our Sectors, Divisions, Financial Services, Cross-Sector Services, Regional Clusters and certain Corporate Units – supported by certifications provided by the management of entities under their direction – to confirm to us the correctness of the financial data that they have reported to Siemens' corporate headquarters and the effectiveness of the related control systems. Their confirmation provides a basis for our CEO and CFO to certify our financial statements to the SEC. Consistent with the requirements of the SOA, we have procedures for handling accounting complaints in place as well as a Code of Ethics for Financial Matters. This Code of Ethics for Financial Matters was last updated in 2010.

B.1.1 Management and control structure

B.1.1.1 SUPERVISORY BOARD

Siemens AG is subject to German corporate law. It has a two-tier board structure, consisting of a Managing Board and a Supervisory Board. As required by the German Codetermination Act (Mitbestimmungsgesetz), the Company's shareholders and its employees each select one-half of the Supervisory Board's members. The term of office of the current members of the Supervisory Board will expire at the close of the Annual Shareholders' Meeting 2013.

The Supervisory Board first defined the objectives for its composition in fiscal 2010. At its meeting on September 19, 2012, it modified these objectives in order to bring them into line with Section 5.4.1 of the amended Code of May 15, 2012 and reapproved them as follows:

> The composition of the Supervisory Board of Siemens AG shall be such that qualified control and advising for the Managing Board is ensured. The candidates proposed for election to the Supervisory Board shall have the expertise, skills and professional experience necessary to carry out the functions of a Supervisory Board member in a multinational company and safeguard the reputation of Siemens in public. In particular, care shall be taken in regard to the personality, integrity, commitment, professionalism and independence of the individuals proposed for election. The goal is to ensure that, in the Supervisory Board, as a group, all know-how and experience is available that is considered essential in view of Siemens' activities.
> Taking the Company's international orientation into account, care shall also be taken to ensure that the Supervisory Board has an adequate number of members with extensive international experience. The goal for the next Supervisory Board election in 2013 is to make sure that the present considerable share of Supervisory Board members with international background is maintained.
> In its election proposals, the Supervisory Board shall also pay particular attention to the appropriate participation of women. Qualified women shall already be included in the initial process of selecting potential candidates for new elections or for the filling of Supervisory Board positions that have become vacant and shall be considered, as appropriate, in nominations. There are currently four women on our Supervisory Board. Our goal is, at the minimum, to maintain

and, if possible, to increase this number at the next Supervisory Board election in 2013. It is also intended that a woman join the Nominating Committee following this Supervisory Board election.

> An adequate number of independent members shall belong to the Supervisory Board. Material and not only temporary conflicts of interest, such as organizational functions or advisory capacities with major competitors of the company, shall be avoided. Under the presumption that the mere exercise of Supervisory Board duties as an employee representative gives no cause to doubt the compliance with the independence criteria pursuant to Section 5.4.2 of the Code, the Supervisory Board shall have a minimum of sixteen members who are independent in the meaning of the Code. In any case, the Supervisory Board shall be composed in such a way that a number of at least six independent shareholder representatives in the meaning of Section 5.4.2 of the Code is achieved. In addition, the Supervisory Board members shall have sufficient time to be able to devote the necessary regularity and diligence to their mandate.
> The age limitation established in the Bylaws of the Supervisory Board will be taken into consideration. In addition, no more than two former members of the Managing Board of Siemens AG shall belong to the Supervisory Board.

The status of implementation of these objectives can be summarized as follows: On September 25, 2012, three women were elected, pursuant to the German Codetermination Act's provisions regarding the election of employee representatives to a supervisory board,to serve as employee representatives on Siemens' Supervisory Board. Their terms of office will begin at the close of the Annual Shareholders' Meeting on January 23, 2013. In fiscal 2012, the Nominating Committee met six times in order to prepare the election of the Supervisory Board's shareholder representatives by the Annual Shareholders' Meeting 2013. In proposing candidates to the Supervisory Board, the Nominating Committee took into account not only the requirements of the German Stock Corporation Act, the Code and the Bylaws for the Supervisory Board but also the Supervisory Board's objectives for its composition. On the basis of the Nominating Committee's the Supervisory Board will propose that the Annual Shareholders' Meeting 2013 elect as shareholder representatives on the Supervisory Board several candidates who are currently engaged in international activities and/or have many years of international experience. The candidates will include two women, one of whom is intended to join the Nominating Committee following the Supervisory Board election.

Some Supervisory Board members hold – or have held in the past year – high-ranking positions at other companies with which Siemens does business. Nevertheless, transactions between Siemens and such companies are carried out on an arm's length basis. We believe that these transactions do not compromise the independence of the Supervisory Board members in question.

The Supervisory Board oversees and advises the Managing Board in its management of the Company's business. At regular intervals, the Supervisory Board discusses business development, planning, strategy and implementation. It reviews the Annual Financial Statements of Siemens AG, the Consolidated Financial Statements of Siemens worldwide, Management Reports of these financial statements and the proposal for the appropriation of net income. It also discusses Siemens' quarterly and half-yearly reports and approves the Annual Financial Statements of Siemens AG as well as the Consolidated Financial Statements of Siemens worldwide, taking into account both the audit reports issued by the independent auditors thereon and the results of the review conducted by the Audit Committee. In addition, the Supervisory Board concerns itself with the Company's adherence to the statutory provisions, official regulations and internal Company policies (compliance). It also appoints the members of the Managing Board and determines each member's duties. Important Managing Board decisions – such as those regarding major acquisitions, divestments and financial measures – require Supervisory Board approval, unless the Bylaws for the Supervisory Board specify that such authority be delegated to the Finance and Investment Committee of the Supervisory Board. In the Bylaws for the Managing Board, the Supervisory Board has established the rules that govern the work of the Managing Board – in particular, the rules regarding the allocation of duties among individual Managing Board members, the matters reserved for the Managing Board as a whole and the quorum required for Managing Board decisions.

The Supervisory Board currently has six committees whose duties, responsibilities and procedures fulfill the requirements of the German Stock Corporation Act and the Code, reflect applicable SOA requirements and incorporate applicable NYSE rules as well as certain NYSE rules, with which Siemens AG complies voluntarily. Each committee's chairperson provides the Supervisory Board with regular reports regarding the activities of his or her committee.

The **Chairman's Committee**, which comprises the Chairman and Deputy Chairmen of the Supervisory Board as well as one further employee representative elected by the Supervisory Board, performs the collective tasks of a "nominating, compensation and corporate governance committee" to the extent that such tasks are not performed by the Nominating Committee and German law does not require that such tasks be performed by the full Supervisory Board. In particular, the Chairman's Committee makes proposals regarding the appointment and dismissal of Managing Board members, handles contracts with members of the Managing Board, prepares the determination of Managing Board compensation and the review of the Managing Board compensation system to be conducted at the Supervisory Board's plenary meetings. In preparing recommendations on the appointment of Managing Board members, the Chairman's Committee takes into account a candidate's professional qualifications, international experience and leadership qualities, the board's long-range plans for succession as well as the board's diversity and, in particular, the appropriate consideration of women. The Chairman's Committee concerns itself with questions regarding the Company's corporate governance and prepares the resolution regarding the Declaration of Conformity with the Code to be approved by the Supervisory Board. Furthermore, the Chairman's Committee submits recommendations to the Supervisory Board regarding the composition of Supervisory Board committees and decides whether to approve business transactions with Managing Board members and parties related to them.

The **Audit Committee** comprises the Chairman of the Supervisory Board, two of the Supervisory Board's shareholder representatives and three of the Supervisory Board's employee representatives. According to German law, the Audit Committee must include at least one independent Supervisory Board member with knowledge and experience in the application of accounting principles or the auditing of financial statements. The Chairman of the Audit Committee, Dr. Hans Michael Gaul, fulfills these German statutory requirements. The Supervisory Board has designated Dr. Hans Michael Gaul – in addition to Dr. Gerhard Cromme – as an "audit committee financial expert," as defined by the SOA and the regulations of the SEC. The Audit Committee oversees the accounting process. It also prepares the Supervisory Board's recommendation to the Annual Shareholders' Meeting concerning the election of the independent auditors and submits the corresponding proposal to the full Supervisory Board. Furthermore, in addition to the work performed by the independent auditors, the Audit Committee discusses the Company's financial statements prepared quarterly, half-yearly and annually by the Managing Board. On the basis of the independent auditors' report on the annual financial statements, the Audit Committee makes, after its own review, recommendations to the Supervisory Board regarding the approval of the Annual Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens worldwide. It concerns itself with the Company's risk monitoring system and oversees the effectiveness of the internal control system as this relates, in particular, to financial reporting, the risk management system and the internal audit system. The Internal Audit Department reports regularly to the Audit Committee. The Audit Committee awards the audit contract to the independent auditors elected by the Annual Shareholders' Meeting and monitors the independent audit of the financial statements – including, in particular, the auditor's independence, professional expertise and services – and performs other functions assigned to it under the SOA.

The **Compliance Committee** comprises the Chairman of the Supervisory Board, two of the Supervisory Board's shareholder representatives and three of the Supervisory Board's employee representatives. The Compliance Committee concerns itself, in particular, with the Company's adherence to the statutory provisions, official regulations and internal Company policies.

The **Nominating Committee**, which comprises the Chairman of the Supervisory Board and two of the Supervisory Board's shareholder representatives, is responsible for making recommendations to the Supervisory Board's shareholder representatives regarding the shareholder candidates to be proposed for election to the Supervisory Board by the Annual Shareholders' Meeting. In preparing these recommendations, the objectives specified by the Supervisory Board regarding its composition are to be taken into account as well as the required knowledge, abilities and experience of the proposed candidates; attention shall also to be paid to independence, diversity and, in particular, the appropriate participation of women.

The **Mediation Committee**, which comprises the Chairman of the Supervisory Board, the First Deputy Chairman (who is elected in accordance with the German Codetermination Act), one of the Supervisory Board's shareholder representatives and one of the Supervisory Board's employee representatives, submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required for the appointment or dismissal of a Managing Board member.

The **Finance and Investment Committee** comprises the Chairman of the Supervisory Board, three of the Supervisory Board's shareholder representatives and four of the Supervisory Board's employee representatives. Based on the Company's overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board, the Committee prepares the discussions and resolutions of the Supervisory Board regarding questions relating to the Company's financial situation and structure as well as its fixed assets and financial investments. In addition, the Finance and Investment Committee has been authorized by the Supervisory Board to decide on the approval of transactions and measures that require Supervisory Board approval and have a value of less than €600 million. The Finance and Investment Committee also exercises the right of the Supervisory Board pursuant to Section 32 of the German Codetermination Act to make decisions regarding the exercise of ownership rights resulting from interests in other companies. Section 32 para 1 sentence 2 of the German Codetermination Act stipulates that decisions made by the Finance and Investment Committee require only the votes of the shareholder representatives.

The composition of the Supervisory Board and its committees is presented in chapter → D.7 SUPERVISORY BOARD AND MANAGING BOARD ON PAGES 232-235. Information on the work of this body is provided in the Report of the Supervisory Board on → PAGES 12-17. The compensation paid to the members of the Supervisory Board is explained in the Compensation Report on → PAGES 42-43.

B.1.1.2 MANAGING BOARD

As the Company's top management body, the Managing Board is committed to serving the interests of the Company and achieving sustainable growth in Company value. The members of the Managing Board are jointly responsible for the entire management of the Company and decide on the basic issues of business policy and corporate strategy as well as on the Company's annual and multi-year plans.

The Managing Board prepares the Company's quarterly and half-yearly reports, the Annual Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens worldwide. In addition, the Managing Board must ensure that the Company adheres to the statutory provisions, official regulations and internal Company policies (compliance) and works to achieve compliance with these provisions and policies within the Siemens group. Further comprehensive information on the compliance program and related activities in fiscal 2012 is available on → PAGES 29-30 (Compliance Report) and → PAGES 109-111. The Managing Board and the Supervisory Board cooperate closely for the benefit of the Company. The Managing Board informs the Supervisory Board regularly, comprehensively and without delay on all issues of importance to the Company with regard to strategy, planning, business development, financial position, earnings, compliance and risks. When filling managerial positions at the Company, the Managing Board takes diversity into consideration and, in particular, aims for an appropriate consideration of women.

The Bylaws for the Managing Board provide for the establishment of committees to deal with specific tasks. Currently, there is one Managing Board committee, the Equity and Employee Stock Committee. This committee comprises three members of the Managing Board and oversees the utilization of authorized capital in connection with the issuance of employee stock and the implementation of certain capital measures. It also determines the scope and conditions of the share-based compensation components and/or programs for employees and managers (with the exception of the Managing Board).

The composition of the Managing Board and its committee is presented in chapter → D.7 SUPERVISORY BOARD AND MANAGING BOARD ON PAGES 236-238 of this Annual Report. Information on the compensation paid to the members of the Managing Board is provided in the Compensation Report on → PAGES 35-41.

B.1.1.3 SHARE OWNERSHIP

As of October 12, 2012, the Managing Board's current members held a total of 293,808 (2011: 248,137) Siemens shares representing 0.03 (2011: 0.03)% of the capital stock of Siemens AG, which totaled 881,000,000 (2011: 914,203,421) shares.

As of the same day, the Supervisory Board's current members of the Supervisory Board held Siemens shares representing less than 0.01 (2011: less than 0.01)% of the capital stock of Siemens AG, which totaled 881,000,000 (2011: 914,203,421) shares.. These figures do not include the 11,454,464 (2011: 11,715,342) shares, or 1.30 (2011: 1.28)% of the capital stock of Siemens AG, which totaled 881,000,000 (2011: 914,203,421) shares, over which the von Siemens-Vermögensverwaltung GmbH (vSV), a German limited liability company, has voting control under powers of attorney based on an agreement between – among others – members of the Siemens family, including Gerd von Brandenstein, and vSV. These shares are voted together by vSV based on proposals by the family partnership established by the Siemens family or by one of its committees. Gerd von Brandenstein is the current chairman of the executive committee and has a deciding vote in cases of deadlock.

B.1.2 Purchase or sale of the Company's shares

Pursuant to §15a of the German Securities Trading Act (WpHG), members of the Managing Board and the Supervisory Board are legally required to disclose the purchase or sale of shares of Siemens AG or of financial instruments based thereon if the total value of such transactions entered into by a board member or any closely associated person reaches or exceeds €5,000 in any calendar year. All transactions reported to Siemens AG in accordance with this requirement have been duly published and can be found on the Company's website
WWW.SIEMENS.COM/DIRECTORS-DEALINGS

B.1.3 Shareholder relations

Siemens AG reports to shareholders on its business development, financial position and earnings on a regular basis four times a year. An ordinary Annual Shareholders' Meeting, at which we also report on business development, normally takes place within the first four months of each fiscal year. The Managing Board facilitates shareholder participation in this meeting through electronic communications – in particular the Internet – and enables shareholders who are unable to attend the meeting to vote by proxy. Furthermore, shareholders may exercise their right to vote in writing or by means of electronic communications (voting by mail). The Managing Board may enable shareholders to participate in the Annual Shareholders' Meeting without the need to be present at the venue and without a proxy and to exercise some or all of their rights fully or partially by means of electronic communications. The reports, documents and information required by law, including the Annual Report, may be downloaded from our website. The same applies to the agenda for the Annual Shareholders' Meeting and to possible counterproposals or shareholders' nominations, if any, that are required to be disclosed.

The Annual Shareholders' Meeting decides, among other things, on the appropriation of net income, the ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures that change the Company's capital stock are approved at the Annual Shareholders' Meeting and are implemented by the Managing Board. Shareholders may submit proposals regarding the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders' Meeting. Shareholders owning Siemens stock with an aggregate notional value of €100,000 or more may also demand the appointment of special auditors to examine specific issues.

As part of our investor relations activities, we inform our investors comprehensively about developments within the Company. For communication purposes, Siemens makes extensive use of the Internet. We publish quarterly, half-yearly and annual reports, earnings releases, ad hoc announcements, analyst presentations and press releases as well as the financial calendar for the current year, which contains the publication dates of significant financial communications and the date of the Annual Shareholders' Meeting, at WWW.SIEMENS.COM/INVESTORS. Details of our investor relations activities are provided on → PAGE 20 of this Annual Report.

B.1.3.1 CORPORATE GOVERNANCE GUIDELINES

Our Articles of Association, the Bylaws for the Supervisory Board and for its most important committees, the Bylaws for the Managing Board, all our Declarations of Conformity with the Code and a variety of other corporate-governance-related documents are posted on our website at WWW.SIEMENS.COM/CORPORATE-GOVERNANCE

B.1.4 Significant differences between Siemens' corporate governance and NYSE Corporate Governance Standards

Companies listed on the NYSE are subject to the Corporate Governance Standards of Section 303A (NYSE Standards) of the NYSE Listed Company Manual. Under the NYSE Standards, Siemens AG, as a foreign private issuer, is permitted to follow its home-country corporate governance practices in lieu of the NYSE Standards, except that it must comply with the NYSE Standards in having an audit committee whose members are independent within the meaning of the SOA as well as with certain NYSE notification obligations. In addition, the NYSE Standards require that foreign private issuers disclose any significant differences between their own corporate governance practices and those that the NYSE Standards require of U.S. domestic companies.

As a company incorporated in Germany, Siemens AG must comply in the first instance with the German Stock Corporation Act and the German Codetermination Act and voluntarily follows the recommendations of the German Corporate Governance Code as set out on → PAGES 22-25 above. Furthermore, Siemens complies with all binding rules and regulations of the markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers.

The significant differences between our governance practices and those of domestic U.S. NYSE issuers are as follows:

B.1.4.1 TWO-TIER BOARD STRUCTURE

The German Stock Corporation Act requires Siemens AG to have a two-tier board structure, consisting of a Managing Board and a Supervisory Board. The two-tier structure is characterized by a strict separation of management and supervision. The roles and responsibilities of each of the two boards are clearly defined by law. The composition of the Supervisory

Board is determined in accordance with the German Codetermination Act, which stipulates that one-half of the required 20 Supervisory Board members are to be elected by our employees in Germany. The Chairman of the Supervisory Board is entitled to cast a deciding vote when the Supervisory Board is unable to reach a decision in two separate rounds of voting.

B.1.4.2 INDEPENDENCE

In contrast to the NYSE Standards, which require a board of directors to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. German law requires an audit committee to include at least one independent supervisory board member with knowledge and experience in the application of accounting principles or the auditing of financial statements. In addition, the Bylaws for Siemens' Supervisory Board contain several provisions to help ensure the independence of our Supervisory Board's advice and supervision. Furthermore, the members of our Supervisory and Managing Boards are strictly independent of one another: a member of one board is legally prohibited from being concurrently active on the other. Our Supervisory Board members have independent decision-making authority and are legally prohibited from following any direction or instruction. Moreover, they may not enter into consulting, service or certain other contracts with Siemens, unless approved by the Supervisory Board. We also use the independence criteria of the Code as guiding principles.

B.1.4.3 COMMITTEES

In contrast to the NYSE Standards, which require the creation of several specific board committees, composed of independent directors and operating pursuant to written charters that define their tasks and responsibilities, the Supervisory Board of Siemens AG has assigned many of the functions of a nominating, compensation and corporate governance committee to its Chairman's Committee and has delegated part of the remaining functions to its Nominating Committee. Nevertheless, certain responsibilities – for example, the determination of the compensation of the members of the Managing Board – have not been delegated to a committee because German law requires that these functions be performed by the full Supervisory Board. The Audit Committee, the Chairman's Committee and the Compliance Committee have written bylaws – adopted by the Supervisory Board – that define their respective tasks and responsibilities. The NYSE Standards were taken into consideration in drawing up these bylaws.

The Audit Committee of Siemens AG is subject to the requirements of the SOA and the U.S. Securities Exchange Act of 1934, as these apply to a foreign private issuer, and performs – in cooperation with the Compliance Committee – functions similar to those assigned to an audit committee by the NYSE Standards. Nevertheless, German law prohibits delegating certain responsibilities – such as the selection of independent auditors (who, under German law, must be elected at the shareholders' meeting) – to a committee.

The Supervisory Board of Siemens AG also has a Finance and Investment Committee and a Mediation Committee, the latter of which is required under German law. Neither of these committees is required by the NYSE Standards.

B.1.4.4 SHAREHOLDER APPROVAL OF EQUITY COMPENSATION PLANS; STOCK REPURCHASES

The NYSE Standards generally require that the domestic, i.e. U.S. companies listed on the NYSE obtain shareholder approval of all equity compensation plans (including stock option plans) and of any material revisions to such plans. Under German law, the creation of authorized or contingent capital in order to issue shares requires approval by our shareholders. Shareholders must also approve of the key points of a stock option plan as part of a decision regarding the creation of contingent capital or the authorization to repurchase and use Siemens shares for servicing a stock option plan.

Under German law, share buybacks generally require prior shareholder authorization. Such authorization was last given at our Annual Shareholders' Meeting on January 25, 2011, and this matter will, as a general rule, be voted upon at the expiration of each authorization.

B.2 CORPORATE GOVERNANCE STATEMENT PURSUANT TO SECTION 289a OF THE GERMAN COMMERCIAL CODE

The Corporate Governance statement pursuant to Section 289a of the German Commercial Code (Handelsgesetzbuch) is an integral part of the Combined Management Report. In accordance with Section 317 para. 2 sentence 3 of the German Commercial Code, the disclosures made within the scope of Section 289a of the German Commercial Code are not subject to the audit by the auditors.

DECLARATION OF CONFORMITY WITH THE GERMAN CORPORATE GOVERNANCE CODE

The Managing Board and the Supervisory Board of Siemens AG approved the following Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act as of October 1, 2012:

"Declaration of Conformity by the Managing Board and the Supervisory Board of Siemens Aktiengesellschaft with the German Corporate Governance Code

Siemens AG fully complies and will continue to comply with the recommendations of the German Corporate Governance Code ('Code') in the version of May 15, 2012, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette ('elektronischer Bundesanzeiger').

Since making its last Declaration of Conformity dated October 1, 2011, Siemens AG has complied with the recommendations of the Code in the prior version of May 26, 2010, with the exception stated and explained therein (that, contrary to the provisions of Section 5.4.6 para. 2 sentence 1 of the Code in the prior version of May 26, 2010, the rules for the compensation of the Supervisory Board members contain no performance-related compensation components since, in our view, a purely fixed compensation reinforces the independence of the Supervisory Board). The deviation no longer applies, because the recommendation for performance-related compensation for Supervisory Board members is no longer included in the new version of the Code.

Berlin and Munich, October 1, 2012

Siemens Aktiengesellschaft

The Managing Board The Supervisory Board"

INFORMATION ON CORPORATE GOVERNANCE PRACTICES

Suggestions of the Code

Siemens voluntarily complies with the Code's non-binding suggestions, with the following exception:

In fiscal 2011, the Supervisory Board decided to appoint Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß to the Managing Board, each for a term of five years, and therefore to no longer follow the suggestion set out in Section 5.1.2 para. 2 sentence 1 of the Code, according to which the maximum possible appointment period of five years should not be the rule for first-time appointments to a Managing Board.

The Code can be downloaded from the Internet at: WWW.SIEMENS.COM/289a.

Further Corporate Governance Practices applied beyond legal requirements are contained in our Business Conduct Guidelines.

Our Company's values and Business Conduct Guidelines

In the 165 years of its existence, our Company has built an excellent reputation around the world. Technical performance, innovation, quality reliability, and international engagement have made Siemens one of the leading companies in electronics and electrical engineering. It is top performance with the highest ethics that has made Siemens strong. This is what the Company should continue to stand for in the future.

The Business Conduct Guidelines provide the ethical and legal framework within which we want to maintain successful activities. They contain the basic principles and rules for our conduct within our Company and in relation to our external partners and the general public. They set out how we meet our ethical and legal responsibility as a company and give expression to our corporate values of being "Responsible – Excellent – Innovative."

The Business Conduct Guidelines can be downloaded from the Internet on: WWW.SIEMENS.COM/289a.

OPERATION OF THE MANAGING BOARD, THE SUPERVISORY BOARD, AND COMPOSITION AND OPERATION OF THEIR COMMITTEES

The composition of the committees of the Managing and Supervisory Boards is given under chapter → D.7 SUPERVISORY BOARD AND MANAGING BOARD ON PAGES 232-238, respectively of the Annual Report, as is a description of the composition of the Managing Board and the Supervisory Board. The compositions can be accessed via the Internet on: WWW.SIEMENS.COM/289a.

A general description of the functions and operation of the Managing Board and the Supervisory Board can be found under the heading "Management and control structure" under chapter → B.1.1 CORPORATE GOVERNANCE REPORT ON PAGES 22-25 and on: WWW.SIEMENS.COM/289a. Further details regarding the operation of the Managing and Supervisory Boards can be derived from the description of the committees as well as from the bylaws for the corporate bodies concerned. These documents can be found at: WWW.SIEMENS.COM/289a.

B.3 COMPLIANCE REPORT

For Siemens, promoting integrity means acting in accordance with our values – responsible, excellent and innovative – wherever we do business. A key element of integrity is compliance, which means for us: adherence to the law and to our own internal regulations. We have zero tolerance for corruption and violations of the principles of fair competition. Preventing misconduct before it occurs is our primary goal. When we can't prevent wrongdoing in individual cases, we investigate and take rigorous disciplinary action irrespective of the people involved or their positions.

Our Business Conduct Guidelines describe how we fulfill our compliance-related responsibilities. They're also an expression of our values and lay the foundation for our own internal regulations. For us, compliance is not just a program but the way we do business and uphold integrity at our Company. Our compliance system instills a permanent awareness of these responsibilities in all our managers and employees. We actively support the ratification and enactment of the United Nations Convention against Corruption, which provides important guidance for our entire organization.

B.3.1 Our compliance priorities

In fiscal 2011, we focused our compliance activities on four priorities that provide the basis for the ongoing development of our compliance system. This approach has proven its worth. Our compliance priorities take into account and fulfill the continuously evolving requirements in the field of compliance – requirements that are the result of our own compliance work, on the one hand, and of changing market conditions, on the other.

We've revised our compliance priorities for fiscal 2013:

> Stand for integrity
> Committed to business
> Manage risk and assurance
> Focus on efficiency

The following topics will also be the focus of our activities in fiscal 2013.

B.3.2 Integrity dialogue – Communication between managers and employees

We keep managers and employees in areas with high risk profiles up to date on the latest compliance requirements. This is an established and key element of our preventive measures. For us, strengthening our managers' personal responsibility for compliance is vital. That's why we strive to ensure their commitment to our compliance goals and help them foster integrity visibly and energetically.

The principle is simple. First, Compliance Officers train the top managers in their respective units. These managers then train their immediate subordinates, who, in turn, train those under them. This compliance training is integrated into already scheduled meetings and personal discussions and, thus, increases the importance of dialogue between managers and their teams. Business units select the training materials from a catalogue of modules that's available Company-wide and supplement these with specific compliance-related topics relevant for their own businesses.

THE SIEMENS COMPLIANCE SYSTEM


Management responsibility
Prevent
> Compliance risk management
> Policies and procedures
> Training and communication
> Advice and support
> Integration in personnel processes
> Collective action
Detect
> Whistleblowing channels "Tell us" and ombudsman
> Compliance controls
> Monitoring and compliance reviews
> Compliance audits
> Compliance investigations
Respond
> Consequences for misconduct
> Remediation
> Global case tracking

We'll begin introducing our integrity dialogues Company-wide in fiscal 2013. Compliance Officers will support managers throughout the process. They'll also support the business units in selecting the employees for whom participation in compliance training programs and integrity dialogues is obligatory. Managers will select participants on the basis of Company-wide regulations, taking into account, among other things, the results of compliance risk assessments (CRAs) – a process that will enhance both management responsibility for compliance and the business-specific and risk-related orientation and efficiency of our entire compliance system.

B.3.3 Compliance risk assessments at business units

Initiating effective measures to detect and minimize compliance-related risks in business operations at an early stage is the heart of a successful compliance system. Our assessment and monitoring processes are being further improved by our CRAs. In use since the beginning of fiscal 2012, the CRA process improves the links between compliance and business operations at Siemens.

Every year, the CEOs of our business units meet with other key managers and the relevant Compliance Officers to systematically determine the compliance-related risks at their respective units. The compliance-related risks identified in the process are then assessed and measures for reducing them defined. The resulting analyses are incorporated into the Company-wide compliance risk analysis, which covers the material compliance-related risks for Siemens as a whole.

The accurate assessment of compliance-related risks depends on close and trust-based cooperation between the managers and specialists at our business units, on the one hand, and our Compliance Officers, on the other.

B.3.4 Collective action – Supporting business success through fair competition

Siemens promotes ethical business practices and fair competition beyond Company boundaries – this, too, is one of our key compliance priorities.

Going it alone can have only a limited impact in the fight against corruption. If real progress is to be made, as many stakeholders as possible must act in concert. That's why we've joined forces with other organizations to combat corruption and promote ethical markets through collective action and through the Siemens Integrity Initiative.

Now that we've established collective action throughout the Company and involved a large number of our business units engaging with numerous partners in its implementation, we plan to focus our collective action activities in fiscal 2013 on our particular business requirements more intensively than in the past. There are many ways to do this. For example, future CRAs can increase the emphasis on defining collective action measures such as fair competition partnerships between bidders for large contracts or the voluntary self-commitment of industry federations to compliance standards that reduce compliance-related risks. As in the other areas described, close and trust-based cooperation between Compliance Officers, sales personnel and managers will play a key role here in identifying appropriate measures.

The further development of our compliance system entails continuously adapting it to the evolving requirements in the field of compliance. Our overall aim remains unchanged: we want to anchor compliance permanently throughout our global Company in order to ensure that we continue making sound business decisions based on clear principles of integrity.

To learn more, please see:
→ CHAPTER C.8.10. OF THE COMBINED MANAGEMENT REPORT
WWW.SIEMENS.COM/COMPLIANCE

The Compensation report outlines the principles underlying the determination of the total compensation of the members of the Managing Board of Siemens AG, and sets out the structure and level of the remuneration of the Managing Board members. It also describes the policies governing, and levels of, the compensation paid to Supervisory Board members.

This section is based on the recommendations of the German Corporate Governance Code and includes disclosures in accordance with the requirements of the German Commercial Code (HGB), German Accounting Standards (DRS), and International Financial Reporting Standards (IFRS). The Compensation Report is an integral part of the Combined Management Report.

B.4.1 Remuneration of members of the Managing Board

B.4.1.1 REMUNERATION SYSTEM

The remuneration system for the Managing Board at Siemens is intended to provide an incentive for successful corporate management with an emphasis on sustainability. Members of the Managing Board are expected to make a long-term commitment to and on behalf of the Company, and may benefit from any sustained increase in the Company's value. In the interest of that aim, a substantial portion of their total remuneration is linked to the performance of Siemens stock. A further aim is for their remuneration to be commensurate with the Company's size and economic position. Exceptional achievements are to be rewarded adequately, while falling short of goals is intended to result in an appreciable reduction in remuneration. The Managing Board's compensation is also structured so as to be attractive in comparison to that of competitors, with a view to attracting outstanding managers to our Company and keeping them with us for the long term.

The system and levels for the remuneration of the Managing Board are determined and reviewed regularly by the Supervisory Board, based on proposals from the Chairman's Committee. The Supervisory Board reviews remuneration levels annually to ensure that they are appropriate. In that process, the economic situation and the results of the Company as well as the performance of the individual Managing Board members are taken into account. In addition, the Supervisory Board considers the adequacy of remuneration in comparison with standard practice at similar companies and with the compensation structure valid elsewhere in the Company. The remuneration system that has been used for the Managing Board members since fiscal 2011 was approved by a large majority at the Annual Shareholders' Meeting on January 25, 2011.

REMUNERATION SYSTEM FOR MANAGING BOARD MEMBERS


Compensation
Granted in
Timing
Stock-based compensation
Long-term compensation (target parameter: stock price compared to 5 competitors) Variability: 0 – 200%
Long-term compensation (target parameter: Ø earnings per share) Variability: 0 – 200%
Stock Awards (forfeitable grants of stock)
Restriction period and period for target measurement: 4 years
Performance period: 3 years, including year of compensation; subsequent restriction period: 4 years
Bonus (target parameters: revenue growth (organic), ROCE (adjusted), free cash flow) Variability: 0 – 200%
Bonus Awards (non-forfeitable grants of stock)
Performance period: Year of compensation; subsequent waiting period: 4 years
Performance period: Year of compensation
Cash compensation
Base compensation including other compensation
Cash
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
Share Ownership Guidelines
Obligation to hold shares for duration of membership in Managing Board
Non-performance-based components
Performance-based components
Performance-based components with deferred payout

In fiscal 2012, the remuneration system for the Managing Board had the following components:

Non-performance-based components

Base compensation

Base compensation is paid as a monthly salary. It is reviewed regularly, and revised if appropriate. The base compensation of President and CEO Peter Löscher was set at the time of his appointment on July 1, 2007, and has remained essentially unchanged since then. It is €2,000,000 per year. The base compensation of the other members of the Managing Board has been €900,000 per year since October 1, 2010.

Other compensation

Other compensation includes costs, or the cash equivalent, of non-monetary benefits and perquisites, such as provision of a Company car, contributions toward the cost of insurance, reimbursement of fees for legal advice, tax advice and accommodation and moving expenses, including a gross-up for any taxes that have to be borne in this regard, as well as costs relating to preventive medical examinations.

Performance-based components

Variable compensation component (bonus)

The variable compensation component (bonus) is based on the Company's business performance in the past fiscal year. The targets for the variable compensation component are derived from One Siemens, our target system for sustainably enhancing corporate value. On the basis of this target system, the Supervisory Board at the beginning of each fiscal year defines specific targets for several parameters. These target parameters – in addition to other factors – also apply to senior executives, with a view to establishing a consistent target system throughout the Company.

For a 100% target attainment (target amount) the amount of the bonus equals the amount of base compensation. The bonus is subject to a ceiling (cap) of 200%. If targets are substantially missed, the variable component may potentially not be paid at all.

The Supervisory Board is entitled to revise the amount resulting from attaining targets, by as much as 20% upward or downward, at its duty-bound discretion (pflichtgemäßes Ermessen); the adjusted amount of the bonus paid can be as much as 240% of the target amount. In choosing the factors to be considered in deciding on possible revisions of the bonus payouts (±20%), the Supervisory Board takes account of incentives for sustainable corporate management. The revision option may also be exercised in recognition of Managing Board members' individual achievements.

The bonus is paid half in cash, and half in the form of non-forfeitable stock commitments (Bonus Awards). After a four-year waiting period, the beneficiary will receive one share of Siemens stock for each Bonus Award. Instead of the transfer of Siemens stock, an equivalent cash settlement may be effected.

Long-term stock-based compensation

Long-term stock-based compensation consists of a grant of forfeitable stock commitments (Stock Awards). The beneficiaries will receive one free share of Siemens stock for each Stock Award after a restriction period. Beginning with fiscal 2011, the restriction period for Stock Awards ends at the close of the second day after publication of the operating results for the fourth calendar year after the date of the award.

In the event of extraordinary unforeseen developments that have an impact on the stock price, the Supervisory Board may decide to reduce the number of promised Stock Awards retroactively, or it may decide that in lieu of a transfer of Siemens Stock only a cash settlement in a defined and limited amount will be paid, or it may decide to postpone transfers of Siemens Stock for payable Stock Awards until the developments have ceased to have an impact on the stock price.

In the event of a 100% target attainment, the annual target amount for the monetary value of the Stock Awards commitment will be €2.5 million for the President and CEO, and €1 million for each of the other members of the Managing Board. Beginning with fiscal 2011, the Supervisory Board has the option of increasing, on an individual basis, the target amount for a member of the Managing Board who has been reappointed by as much as 75% above the amount of €1 million, for one fiscal year at a time. This option enables the Supervisory Board to take account of the Managing Board member's individual accomplishments and experience as well as the scope and demands of his or her function. This rule does not apply to the President and CEO.

The foundation for the performance-based component of long-term stock-based compensation is One Siemens, our target system for sustainably enhancing corporate value. The allocation rules for long-term stock-based compensation take this focus into account as follows:

> On the one hand, half of the annual target amount for the annual Stock Awards is linked to the average basic earnings per share (EPS) for the last three completed fiscal years (from continuing and discontinued operations). In principle, the target value is the average basic earnings per share (from continuing and discontinued operations) from the past three fiscal years completed prior to the year of compensation. At the end of each fiscal year, the Supervisory Board decides on

a figure that represents that year's target attainment, which may lie between 0% and 200% (cap). This target attainment will then determine the actual monetary value of the award and the resulting number of Stock Awards.

> On the other hand, the development of the performance of Siemens' stock compared to its competitors is to have a direct effect on compensation. For this purpose, with respect to the other half of the annual target amount for the Stock Awards, the Supervisory Board will first grant a number of Stock Awards equivalent to the monetary value of half the target amount on the date of the award. The Supervisory Board will also decide on a target system (target value for 100% and target curve) for the performance of Siemens stock relative to the stock of competitors (at present ABB, General Electric, Philips, Rockwell, Schneider). The reference period for measuring the target will be the same as the four-year restriction period for the Stock Awards. After this restriction period expires, the Supervisory Board will determine how much better or worse Siemens stock has performed relative to the stock of its competitors. This determination will yield a target attainment of between 0% and 200% (cap). If target attainment is above 100%, an additional cash payment corresponding to the outperformance is effected. If target attainment is less than 100%, a number of Stock Awards equivalent to the shortfall from the target will expire without replacement.

With regard to the further terms of the Stock Awards, the same general principles apply for the Managing Board and for senior executives; these principles are discussed in more detail in → NOTE 33 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. That note also includes further information about the stock-based employee investment plans.

Share Ownership Guidelines

The Siemens Share Ownership Guidelines are an integral part of the remuneration system for the Managing Board and senior management. These guidelines require the members of the Managing Board – after a certain buildup phase – to hold Siemens stock worth a multiple of their base compensation (300% for the President and CEO, 200% for the other members of the Managing Board) during their term of office on the Managing Board. The determining figure in this context is the average base compensation that the relevant member of the Managing Board has drawn over the four years of the buildup phase. Accordingly, changes that have been made to base compensation in the meantime are included. Non-forfeitable stock awards (Bonus Awards) are taken into account in determining compliance with the Share Ownership Guidelines.

Evidence that this obligation has been met must first be provided after the buildup phase, and updated annually thereafter. If the value of the accrued holdings declines below the minimum to be evidenced from time to time because the market price of Siemens stock has fluctuated, the member of the Managing Board must acquire additional shares.

Pension benefit commitments

The members of the Managing Board, like all Siemens AG employees, are included in the Siemens Defined Contribution Benefit Plan (BSAV). Under the BSAV, members of the Managing Board receive contributions that are credited to their personal pension account. The amount of the annual contributions is based on a predetermined percentage which refers to the base compensation and the target amount for the bonus. This percentage is decided annually by the Supervisory Board; it was set most recently at 28%. The non-forfeitability of pension benefit commitments is in compliance with the provisions of the German Company Pensions Act (Betriebsrentengesetz). Special contributions may be granted to Managing Board members on the basis of individual decisions of the Supervisory Board. In the case of new appointments of members of the Managing Board from outside the Company, these contributions may be defined as non-forfeitable from their inception. If a member of the Managing Board had earned a pension benefit entitlement from the Company before the BSAV was introduced, a portion of his contributions went toward financing this prior commitment.

Members of the Managing Board are entitled to benefits under the BSAV on reaching the age of 60, at the earliest. They may choose to have their accrued pension benefit balance paid out as a pension, as a lump sum, or in a maximum of twelve annual installments. If the pension option is chosen, a decision must be made as to whether it should include pensions for surviving dependents. If a member of the Managing Board dies while receiving a pension, benefits will be paid to the member's surviving dependents if the member has chosen such benefits. The Company will then provide a limited-term pension to surviving children until they reach age 27, or age 25 in the case of commitments made on or after January 1, 2007.

Benefits from the retirement benefit system that was in place before the BSAV was introduced are normally granted as pension benefits with a surviving dependents' pension. In this case as well, a payout in installments or a lump sum may be chosen instead of pension payments.

Members of the Managing Board who were employed by the Company on or before September 30, 1983, are entitled to transition payments for the first six months after retirement, equal to the difference between their final base compensation and the retirement benefits payable under the corporate pension plan.

Commitments in connection with termination of Managing Board membership

Managing Board contracts provide for a compensatory payment if membership on the Managing Board is terminated prematurely by mutual agreement, without serious cause. The amount of this payment must not exceed the value of two years' compensation (cap). The amount of the compensatory payment is calculated on the basis of the base compensation and the variable components of compensation actually received for the last fiscal year before termination. The compensatory payment is payable in the month when the member leaves the Managing Board. In addition, a one-time exceptional contribution is made to the BSAV. The amount of this contribution is based on the BSAV contribution that the Board member received for the previous year, together with the remaining term of the appointment, but is limited to not more than two years' contributions (cap). The above benefits are not paid if an amicable termination of the member's activity on the Managing Board is agreed upon at the member's request, or if there is serious cause for the Company to terminate the employment relationship.

In the event of a change of control that results in a substantial change in the position of the Managing Board member (e.g., due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities), the member of the Managing Board has the right to terminate his or her contract with the Company for good cause. A change of control exists if one or more shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an intercompany agreement within the meaning of Section 291 of the German Stock Corporation Act, or if Siemens AG is to be merged into an existing corporation or other entity. If this right of termination is exercised, the Managing Board member is entitled to a severance payment in the amount of not more than two years' compensation. The calculation of the annual compensation includes not only the base compensation and the target amount for the bonus, but also the target amount for the Stock Awards, in each case based on the most recent completed fiscal year prior to termination of the contract. The stock-based components for which a firm commitment already exists will remain unaffected. There is no entitlement to a severance payment if the Managing Board member receives benefits from third parties in connection with a change of control. Moreover, there is no right to terminate if the change of control occurs within a period of twelve months prior to a Managing Board member's retirement.

Additionally, compensatory or severance payments cover non-monetary benefits by including an amount of 5% of the total compensation or severance amount. Compensatory or severance payments will be reduced by 15% as a lump-sum allowance for discounted values and for income earned elsewhere. However, this reduction will apply only to the portion of the compensatory or severance payment that was calculated without taking account of the first six months of the remaining term of the Managing Board member's contract.

If a member leaves the Managing Board, the variable component (bonus) is determined pro rata temporis after the end of the fiscal year in which the appointment was terminated and settled in cash at the usual payout or transfer date, as the case may be. If the employment contract is terminated in the course of an appointment period, the non-forfeitable stock awards (Bonus Awards) for which the waiting period is still in progress will remain in effect without restriction. If the employment agreement is terminated because of retirement, disability or death, a Managing Board member's Bonus Awards will be settled in cash as of the date of departure from the Board.

By contrast, stock commitments that were made as long-term variable compensation (Stock Awards) and for which the restriction period is still in progress will expire without replacement if the employment agreement is terminated in the course of an appointment period. The same applies if the employment agreement is not extended after the end of an appointment period, either at the Board member's request or because there is serious cause that would have entitled the Company to revoke the appointment or terminate the contract. However, once granted, Stock Awards do not expire if the employment agreement is terminated because of retirement, disability, or death, or in connection with a spin-off, the transfer of an operation, or a change of activity within the corporate group. In this case, the Stock Awards will remain in effect upon termination of the employment agreement and will be honored on expiration of the restriction period.

B.4.1.2 REMUNERATION OF THE MEMBERS OF THE MANAGING BOARD FOR FISCAL 2012

On the basis of our One Siemens target system, at the beginning of the fiscal year the Supervisory Board set the targets and weighting for the unchanged parameters compared to the previous year: organic revenue growth, return on capital employed (ROCE) adjusted, and free cash flow, in each case on the basis of continuing operations, together with earnings per share (EPS) on the basis of continuing and discontinued operations. The definition of these parameters and their weighting acknowledges a sustainable enhancement of corporate value. An internal review of the appropriateness of the Managing Board's compensation for fiscal 2012 has confirmed that the remuneration of the Managing Board resulting from the target attainment for fiscal 2012 is to be considered appropriate. Following the decision on determining the achievement of the targets set at the beginning of the fiscal year, the Supervisory Board decided at its meeting on November 7, 2012, to set the variable compensation component (bonus), the Stock Awards to be granted and the pension benefit contributions as follows:

Variable compensation component (bonus)

In setting the targets for the variable compensation (bonus) at the beginning of fiscal 2012, the Supervisory Board took into account that the Company focuses on a sustainable appreciation of value:

> The primary focus of the decision was capital-efficient growth; consequently, for fiscal 2012 more importance was attributed to the target parameters of organic revenue growth and return on capital employed (ROCE) adjusted.
> For ROCE adjusted, the target value from the prior year remained unchanged.
> The target for free cash flow was increased noticeably compared to the prior year.

As a consequence, the following targets were set and attained with respect to the variable compensation component:

Target parameter	Weight	100% of target	Actual 2012 figure	Target attainment
Revenue growth (organic)[1]	40%	1%	3%	146.40%
ROCE adjusted[1]	40%	16.1%	17.0%	123.75%
Free cash flow[1]	20%	€3,600 million	€4,790 million	139.67%
Total target attainment				**135.99%**

1 Continuing operations

The values measured for target attainment were not adjusted. The Supervisory Board decided, exercising its duty-bound discretion (pflichtgemäßes Ermessen), to individually adjust the bonus payout amounts resulting from target attainment upward or downward for single Managing Board members with business responsibility for Sector portfolios. In its decision, the Supervisory Board reflected the attained performance of the Sectors.

Long-term stock-based compensation

For half of the annual target amount for the Stock Awards, an average basic EPS (from continuing and discontinued operations) of €5.54 was determined for fiscal years 2010 through 2012, yielding a target attainment of 154%.

For the other half of the annual target amount for the Stock Awards, the Supervisory Board approved a number of Stock Awards equivalent to the monetary value of half the target amount on the award date. The amount by which these stock commitments must be adjusted – or an additional cash payment must be made – after the end of the restriction period will depend on the performance of Siemens stock compared to the stock of five competitors (ABB, General Electric, Philips, Rockwell, Schneider) over the coming four years, and will therefore not be determined until after the end of fiscal 2016.

The number of stock commitments (Bonus Awards and Stock Awards) granted was based on the closing price of Siemens stock in Xetra trading on the date of commitment less the present value of dividends expected during the holding period, because beneficiaries are not entitled to receive dividends. This figure for determining the number of commitments amounted to €64.93 (prior year: €57.70).

Total compensation

On the basis of the Supervisory Board decisions described above, Managing Board compensation for fiscal 2012 totaled €39.61 million, which is at the same level as in the previous year (2011: €39.61 million). Of this total amount, €17.45 million (2011: €18.94 million) was attributable to the cash compensation components and €22.16 million (2011: €20.68 million) to stock-based compensation. Thus, more than half of the compensation was paid in the form of stock-based instruments with waiting or restriction periods of four years and therefore on a deferred basis.

The fair values of the granted stock-based compensation component shown in the following table do not represent a cash inflow for Managing Board members for fiscal 2012. They represent the notional value of the Bonus Awards and Stock Awards granted in fiscal 2012 as calculated on the basis of reporting standards. The transfer of one share per award will not take place until the expiration of the four-year waiting or restriction period, or in other words, not until November 2016. The number of Stock Awards linked to the performance of the price of Siemens stock will be adjusted after the end of the restriction period, on the basis of the actual target attainment. Accordingly, the value of the actual shares transferred may be higher or lower than shown here, also depending on the stock price in effect at the time of transfer.

The following compensation was determined for each of the members of the Managing Board for fiscal 2012 (individualized disclosure):

	Non-performance-based components				without long-term incentive effect non-stock-based			
	Base compensation		Other compensation[1]		Variable compensation component (bonus) – Cash component			
	FY 2012	FY 2011	FY 2012	FY 2011	FY 2012	FY 2011	FY 2012	
(Amounts in number of units or €)							Shares	Fair value[4]
Managing Board members serving as of September 30, 2012								
Peter Löscher	2,000,000	2,000,000	30,720	29,594	1,359,900	1,973,800	20,945	1,359,959
Dr. Roland Busch[6,7]	900,000	450,000	49,771	88,726	550,760	444,105	8,483	550,801
Brigitte Ederer	900,000	900,000	27,697	54,651	611,955	888,210	9,425	611,965
Klaus Helmrich[7]	900,000	450,000	76,961	35,318	611,955	444,105	9,425	611,965
Joe Kaeser[8]	900,000	900,000	72,935	72,411	611,955	888,210	9,425	611,965
Barbara Kux	900,000	900,000	33,960	168,176	611,955	888,210	9,425	611,965
Prof. Dr. Hermann Requardt[6]	900,000	900,000	64,132	62,565	673,151	888,210	10,368	673,194
Prof. Dr. Siegfried Russwurm	900,000	900,000	42,146	41,303	611,955	888,210	9,425	611,965
Peter Y. Solmssen[9]	900,000	900,000	33,498	64,720	611,955	888,210	9,425	611,965
Dr. Michael Süß[7]	900,000	450,000	49,089	13,751	611,955	444,105	9,425	611,965
Former members of the Managing Board								
Wolfgang Dehen[10]	–	450,000	–	25,046	–	444,105	–	–
Total	**10,100,000**	**9,200,000**	**480,909**	**656,261**	**6,867,496**	**9,079,480**	**105,771**	**6,867,709**

1 Other compensation includes costs, or the cash equivalent, of non-monetary benefits and perquisites, such as provision of Company cars in the amount of €257,855 (2011: €212,641) contributions toward the cost of insurance in the amount of €87,429 (2011: €72,964), reimbursement of fees for legal advice, tax advice and accommodation and moving expenses, including any taxes that have been assumed in this regard as well as costs connected with preventive medical examinations, in the amount of €135,625 (2011: €370,656).

2 The expenses recognized for stock-based compensation (Bonus Awards and Stock Awards) and for the Share Matching Plan for members of the Managing Board in accordance with IFRS in fiscal 2012 and 2011 amounted to €15,995,543 and €15,193,559, respectively. The following amounts pertained to the members of the Managing Board in fiscal 2012: Peter Löscher €3,757,710 (2011: €4,042,438), Dr. Roland Busch €735,167 (2011: €285,356), Brigitte Ederer €950,250 (2011: €766,761), Klaus Helmrich €735,167 (2011: €285,356), Joe Kaeser €1,781,626 (2011: €1,770,429), Barbara Kux €1,493,576 (2011: €1,290,005), Prof. Dr. Hermann Requardt €1,605,244 (2011: €1,741,299), Prof. Dr. Siegfried Russwurm €1,571,872 (2011: €1,701,676), Peter Y. Solmssen €1,566,372 (2011: €1,696,632) and Dr. Michael Süß €735,167 (2011: €285,356). The corresponding expenses for the former Board member Wolfgang Dehen amounted to €1,063,392 (2011: €1,328,251).

3 The total compensation reflects the current fair value of stock-based compensation components. On the basis of the current monetary values of stock-based compensation components, total compensation amounted to €39,874,058 (2011: €39,250,929).

4 For Bonus Awards as well as Stock Awards, whose target attainment depends on EPS for the past three fiscal years, the fair value on the award date is equivalent to the respective monetary values.

Variable compensation component (bonus) Bonus Awards[2]		Performance-based components with long-term incentive effect stock-based Stock Awards[3]								Total compensation[9]	
FY 2011		FY 2012				FY 2011				FY 2012	FY 2011
		Target attainment depending on EPS for past three fiscal years		Target attainment depending on future stock performance		Target attainment depending on EPS for past three fiscal years		Target attainment depending on future stock performance			
Shares	Fair value[4]	Shares	Fair value[4]	Shares	Fair value[5]	Shares	Fair value[4]	Shares	Fair value[5]		
34,208	1,973,802	29,648	1,925,045	19,252	1,195,549	24,697	1,425,017	21,664	1,336,014	7,871,173	8,738,227
7,697	444,117	11,859	770,005	7,701	478,232	4,940	285,038	4,333	267,215	3,299,569	1,979,201
15,394	888,234	11,859	770,005	7,701	478,232	9,879	570,018	8,666	534,430	3,399,854	3,835,543
7,697	444,117	11,859	770,005	7,701	478,232	4,940	285,038	4,333	267,215	3,449,118	1,925,793
15,394	888,234	20,754	1,347,557	13,477	836,922	9,879	570,018	8,666	534,430	4,381,334	3,853,303
15,394	888,234	11,859	770,005	7,701	478,232	9,879	570,018	8,666	534,430	3,406,117	3,949,068
15,394	888,234	11,859	770,005	7,701	478,232	9,879	570,018	8,666	534,430	3,558,714	3,843,457
15,394	888,234	11,859	770,005	7,701	478,232	9,879	570,018	8,666	534,430	3,414,303	3,822,195
15,394	888,234	11,859	770,005	7,701	478,232	9,879	570,018	8,666	534,430	3,405,655	3,845,612
7,697	444,117	11,859	770,005	7,701	478,232	4,940	285,038	4,333	267,215	3,421,246	1,904,226
7,697	444,117	–	–	–	–	4,940	285,038	4,333	267,215	–	1,915,521
157,360	**9,079,674**	**145,274**	**9,432,642**	**94,337**	**5,858,327**	**103,731**	**5,985,277**	**90,992**	**5,611,454**	**39,607,083**	**39,612,146**

5 The monetary values reflecting a target attainment of 100% amount to €6,125,302 (2011: €5,250,237). For the individual members of the Managing Board, that value was: Peter Löscher €1,250,032 (2011: €1,250,013), Dr. Roland Busch €500,026 (2011: €250,014), Brigitte Ederer €500,026 (2011: €500,028), Klaus Helmrich €500,026 (2011: €250,014), Joe Kaeser €875,062 (2011: €500,028), Barbara Kux €500,026 (2011: €500,028), Prof. Dr. Hermann Requardt €500,026 (2011: €500,028), Prof. Dr. Siegfried Russwurm €500,026 (2011: €500,028), Peter Y. Solmssen €500,026 (2011: €500,028) and Dr. Michael Süß €500,026 (2011: €250,014). The corresponding monetary value for the former Board member Wolfgang Dehen amounted to €0 (2011: €250,014).

6 The Supervisory Board adjusted the bonus payout amounts resulting from target attainment individually as follows: Dr. Roland Busch by 10% downward, equivalent to €122,391 and Prof. Dr. Hermann Requardt by 10% upward, equivalent to €122,391.

7 Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.

8 The Supervisory Board increased the annual target amount for the monetary value of the Stock Awards commitment for Joe Kaeser for fiscal 2012 by 75% to €1,750,000.

9 Peter Y. Solmssen will be reimbursed for relocation expenses incurred by him upon termination of his membership on the Managing Board of Siemens AG.

10 Wolfgang Dehen resigned from the Managing Board effective March 31, 2011.

Due to rounding, numbers presented may not add up precisely to totals provided.

Pension benefit commitments

For fiscal 2012, the members of the Managing Board were granted contributions under the BSAV totaling €5.7 million (2011: €5.2 million), based on the resolution of the Supervisory Board dated November 7, 2012. Of this amount, €0.1 million (2011: €0.1 million) related to funding of pension commitments earned prior to transfer to the BSAV and the remaining €5.6 million (2011: €5.1 million) to contributions to their personal pension accounts.

The contributions under the BSAV are added to the personal pension accounts each January following the close of the fiscal year, with value date on January 1. Until the beneficiary's time of retirement, the pension account is credited with an annual interest payment (guaranteed interest), currently 1.75%, on January 1 of each year.

The following table shows individualized details of the contributions (additions) under the BSAV for fiscal 2012 as well as the defined benefit obligations for the pension commitments:

	Total contributions[1] for		Defined benefit obligation[2] for all pension commitments excluding deferred compensation[3]	
(Amounts in €)	FY 2012	FY 2011	FY 2012	FY 2011
Managing Board members serving as of September 30, 2012				
Peter Löscher	1,120,000	1,120,000	14,717,395[2]	13,047,084[2]
Dr. Roland Busch[4]	504,000	252,000	1,446,910	833,494
Brigitte Ederer	504,000	504,000	1,102,958	606,730
Klaus Helmrich[4]	504,000	252,000	1,723,759	1,098,440
Joe Kaeser	504,000	504,000	4,388,859	3,351,837
Barbara Kux	504,000	504,000	2,201,963[2]	1,651,873[2]
Prof. Dr. Hermann Requardt	504,000	504,000	4,433,581	3,498,238
Prof. Dr. Siegfried Russwurm	504,000	504,000	2,893,761	2,204,829
Peter Y. Solmssen	504,000	504,000	14,862,470[2]	13,689,050[2]
Dr. Michael Süß[4]	504,000	252,000	1,789,619	1,253,272
Former members of the Managing Board				
Wolfgang Dehen[5]	–	252,000	2,374,826	2,166,086
Total	**5,656,000**	**5,152,000**	**51,936,101**	**43,400,933**

1 The expenses (service costs) recognized in accordance with IFRS in fiscal 2012 for Managing Board members' entitlements under the BSAV in fiscal 2012 came to €6,152,011 (2011: €4,521,763). The following amounts pertained to the members of the Managing Board in fiscal 2012: Peter Löscher €1,235,653 (2011: €1,237,034), Dr. Roland Busch €547,713 (2011: €48,829), Brigitte Ederer €552,904 (2011: €479,838), Klaus Helmrich €547,675 (2011: €69,807), Joe Kaeser €530,970 (2011: €457,947), Barbara Kux €552,800 (2011: €479,082), Prof. Dr. Hermann Requardt €526,202 (2011: €452,475), Prof. Dr. Siegfried Russwurm €546,850 (2011: €472,594), Peter Y. Solmssen €553,236 (2011: €480,280) and Dr. Michael Süß €558,008 (2011: €120,802), in addition to €0 (2011: €223,075) for former Managing Board member Wolfgang Dehen.

2 The defined benefit obligations reflect one-time special contributions of €19,358,000 for new appointments from outside the Company, including €8,500,000 for Peter Löscher, €10,518,000 for Peter Y. Solmssen and €340,000 for Barbara Kux. The defined benefit obligations under all pension commitments, including deferred compensation, to Managing Board members serving as of September 30, 2011 came to €47.0 million, in addition to €2.2 million for former Managing Board member Wolfgang Dehen.

3 Deferred compensation totals €7,543,061 (2011: €5,814,318), including €269,147 for Klaus Helmrich (2011: €234,828), €2,755,189 for Joe Kaeser (2011: €2,396,726), €3,280,486 for Barbara Kux (2011: €2,096,825) and €1,238,239 for Prof. Dr. Hermann Requardt (2011: €1,085,939).

4 Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.

5 Wolfgang Dehen resigned from the Managing Board effective March 31, 2011.

Due to rounding, numbers presented may not add up precisely to totals provided.

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of Section 314 para. 1 No. 6 b of the HGB totaling €15.8 million (2011: €15.0 million) in fiscal 2012, but no Stock Awards (2011: no Stock Awards).

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2012, amounted to €181.6 million (2011: €161.9 million). This amount is included in → NOTE 23 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Other

No loans or advances from the Company are provided to members of the Managing Board.

B.4.1.3 ADDITIONAL INFORMATION ON STOCK-BASED COMPENSATION INSTRUMENTS IN FISCAL 2012

This section provides information concerning the Stock Awards and stock options held by members of the Managing Board that were components of stock-based compensation in fiscal 2012 and prior years, and also about the Managing Board members' entitlements to matching shares under the Siemens Share Matching Plan.

Stock Commitments

The following table shows the changes in the stock commitments (Bonus Awards and Stock Awards) held by Managing Board members in fiscal 2012:

	Balance at beginning of fiscal 2012		Granted during fiscal year[1]			Vested during fiscal year	Forfeited during fiscal year	Balance at end of fiscal 2012[2]	
				Forfeitable commitments of Stock Awards					
(Amounts in number of units)	Non-forfeitable commitments of Bonus Awards	Forfeitable commitments of Stock Awards	Non-forfeitable commitments of Bonus Awards	(Target attainment depending on EPS for past three fiscal years)	(Target attainment depending on future stock performance)	Commitments of Bonus Awards and Stock Awards	Commitments of Stock Awards	Non-forfeitable commitments of Bonus Awards	Forfeitable commitments of Stock Awards
Managing Board members serving as of September 30, 2012									
Peter Löscher	–	144,180	34,208	24,697	21,664	66,402	–	34,208	124,139
Dr. Roland Busch[3]	–	8,042	7,697	6,076	5,330	2,958	–	7,697	16,490
Brigitte Ederer	–	12,422	15,394	9,879	8,666	4,179	–	15,394	26,788
Klaus Helmrich[3]	–	11,816	7,697	6,540	5,737	4,257	–	7,697	19,836
Joe Kaeser	–	57,673	15,394	9,879	8,666	26,561	–	15,394	49,657
Barbara Kux	–	29,055	15,394	9,879	8,666	–	–	15,394	47,600
Prof. Dr. Hermann Requardt	–	57,673	15,394	9,879	8,666	26,561	–	15,394	49,657
Prof. Dr. Siegfried Russwurm	–	57,673	15,394	9,879	8,666	26,561	–	15,394	49,657
Peter Y. Solmssen	–	57,673	15,394	9,879	8,666	26,561	–	15,394	49,657
Dr. Michael Süß[3]	–	20,435	7,697	7,118	6,244	8,884	–	7,697	24,913
Former members of the Managing Board									
Wolfgang Dehen[4]	–	57,673	7,697	4,940	4,333	26,561	–	7,697	40,385
Total	**–**	**514,315**	**157,360**	**108,645**	**95,304**	**219,485**	**–**	**157,360**	**498,779**

1 The weighted average fair value as of the grant-date for fiscal 2012 was €58.75 per granted share.

2 Amounts do not include stock committments (Bonus Awards and Stock Awards) granted in November 2012 for fiscal 2012. For details, see → PAGES 36-37. However, these amounts may include Stock Awards received as compensation by the Managing Board member before joining the Managing Board.

3 Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.

4 Wolfgang Dehen resigned from the Managing Board effective March 31, 2011. Because he changed positions within the Corporate group, his awards remain in effect under the applicable guidelines.

Stock options

The authorization to issue stock options expired in December 2006. On completion of a two-year vesting period, plan participants were entitled to exercise their subscription rights within a three-year period. Allowing for the vesting period, the last options were exercised in fiscal 2011. Any options still unexercised expired that same year. Consequently no options were outstanding either as of September 30, 2012, or in the prior year.

Shares from the Share Matching Plan

In fiscal 2011, the members of the Managing Board were entitled for the last time to participate in the Siemens Share Matching Plan, and under the plan were entitled to invest up to 50% of the annual gross amount of their variable cash compensation component (bonus) determined for fiscal 2010 in Siemens shares. After expiration of a vesting period of approximately three years, plan participants will receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the plan, provided the participants were employed without interruption at Siemens AG or a Siemens company until the end of the vesting period. The following table shows the development of the matching share entitlements of the individual members of the Managing Board in fiscal 2012.

(Amounts in number of units)	Balance at beginning of fiscal 2012[1] Entitlement to matching shares	Due during fiscal year Entitlement to matching shares	Forfeited during fiscal year Entitlement to matching shares	Balance at end of fiscal 2012[1,2] Entitlement to matching shares
Managing Board members serving as of September 30, 2012				
Peter Löscher	–	–	–	–
Dr. Roland Busch[3]	868	802	–	66
Brigitte Ederer	560	560	–	–
Klaus Helmrich[3]	1,131	1,128	–	3
Joe Kaeser	7,661	3,855	–	3,806
Barbara Kux	698	–	–	698
Prof. Dr. Hermann Requardt	5,641	3,228	–	2,413
Prof. Dr. Siegfried Russwurm	5,459	4,926	–	533
Peter Y. Solmssen	6,051	6,051	–	–
Dr. Michael Süß[3]	–	–	–	–
Former members of the Managing Board				
Wolfgang Dehen[4]	5,845	4,140	–	1,705
Total	**33,914**	**24,690**	–	**9,224**

1 Amounts may include entitlements acquired before the member joined the Managing Board.

2 The entitlements of the Managing Board members serving in fiscal 2012 had the following fair values: Peter Löscher €0 (2011: €0), Dr. Roland Busch €3,464 (2011: €21,039), Brigitte Ederer €0 (2011: €11,958), Klaus Helmrich €527 (2011: €25,059), Joe Kaeser €222,277 (2011: €305,003), Barbara Kux €33,282 (2011: €33,282), Prof. Dr. Hermann Requardt €140,823 (2011: €210,169), Prof. Dr. Siegfried Russwurm €25,487 (2011: €131,068), Peter Y. Solmssen €0 (2011: €129,588) and Dr. Michael Süß €0 (2011: €0). The entitlement of former Managing Board member Wolfgang Dehen has the following fair value: €80,815 (2011: €169,623). The above fair values also take into account that the shares acquired under the Base Share Program as part of the Share Matching Plan were provided with a Company subsidy (for additional information on the Base Share Program see → NOTE 33 IN D.6 OF THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS).

3 Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.

4 Wolfgang Dehen resigned from the Managing Board effective March 31, 2011. Because he changed positions within the Corporate Group, his entitlements remain in effect under the applicable guidelines.

Share Ownership Guidelines

Different deadlines apply for the individual members of the Managing Board to provide their first-time proof of compliance with the Siemens Share Ownership Guidelines, depending on the date when the member was appointed to the Managing Board. The following table shows the number of Siemens shares held by Managing Board members as of the deadline in March 2012 for showing compliance with the Share Ownership Guidelines, and the number of Siemens shares to be held permanently with a view to future deadlines.

	Obligation under Share Ownership Guidelines		
(Amounts in number of units or €)	Required value[1]	Required number of shares[2]	Proven number of shares[3]
Managing Board members required to show proof as of March 9, 2012			
Peter Löscher	5,961,250	81,874	144,419
Joe Kaeser	1,645,000	22,593	58,170
Prof. Dr. Hermann Requardt	1,645,000	22,593	48,093
Prof. Dr. Siegfried Russwurm	1,645,000	22,593	49,197
Peter Y. Solmssen	1,645,000	22,593	50,522
Total	**12,541,250**	**172,246**	**350,401**

1 The amount of the obligation is based on a member's average base compensation for the four years prior to each review of his or her achievement of the targets defined by the Share Ownership Guidelines.

2 Based on the average XETRA opening price of €72.81 for the fourth quarter of 2011 (October – December)

3 As per March 9, 2012 (date of proof), including 2011 Bonus Awards

The following table shows the proof-of-compliance obligations of the other Managing Board members in view of the Share Ownership Guidelines:

	Obligation under Share Ownership Guidelines		
(Amounts in number of units or €)	Required value[1]	Required number of shares[2]	Due date for initial measurement of adherence
Managing Board members required to show proof in subsequent years			
Dr. Roland Busch	1,800,000	24,722	March 2016
Brigitte Ederer	1,800,000	24,722	March 2015
Klaus Helmrich	1,800,000	24,722	March 2016
Barbara Kux	1,705,000	23,417	March 2013
Dr. Michael Süß	1,800,000	24,722	March 2016
Total	**8,905,000**	**122,305**	

1 The amount of the obligation is based on a member's average base compensation for the four years prior to each review of his or her achievement of the targets defined by the Share Ownership Guidelines. The amount shown here is based on average base compensation since the member's initial appointment.

2 Based on the average XETRA opening price of €72.81 for the fourth quarter of 2011 (October – December)

B.4.2 Remuneration of members of the Supervisory Board

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders' Meeting held on January 25, 2011. Details are set out in Section 17 of the Articles of Association of Siemens AG. The remuneration of the Supervisory Board consists entirely of fixed compensation. The remuneration of the members of the Supervisory Board reflects the responsibilities and scope of work of the Supervisory Board members. The Chairman and deputy chairmen of the Supervisory Board, as well as the Chairmen and members of the Audit Committee and the Chairman's Committee, and – to a lesser degree – the Compliance Committee and the Finance and Investment Committee, receive additional compensation.

According to current rules, members of the Supervisory Board receive an annual base compensation of €140,000; the Chairman of the Supervisory Board receives a base compensation of €280,000, and each of the deputy chairmen receives €220,000.

The members of the Supervisory Board committees receive the following additional fixed compensation for their work on those committees: The Chairman of the Audit Committee receives €160,000, and each of the other members receives €80,000; the Chairman of the Chairman's Committee receives €120,000, and each of the other members receives €80,000; the Chairman of the Finance and Investment Committee receives €80,000, and each of the other members receives €40,000; the Chairman of the Compliance Committee receives €80,000, and each of the other members receives €40,000. However, no additional compensation is paid for work on the Compliance Committee if a member of that committee is already entitled to compensation for work on the Audit Committee.

If a Supervisory Board member does not attend a meeting of the Supervisory Board, one third of the aggregate compensation due to that member is reduced by the percentage of Supervisory Board meetings not attended by the member in relation to the total number of Supervisory Board meetings held during the fiscal year.

In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,500 for each meeting of the Supervisory Board and its committees that they attend.

The members of the Supervisory Board are reimbursed for out-of-pocket expenses incurred in connection with their duties and for any value-added tax to be paid on their remuneration. For the performance of his duties, the Chairman of the Supervisory Board is furthermore entitled to an office with secretarial support and use of the Siemens carpool service.

No loans or advances from the Company are provided to members of the Supervisory Board.

The following compensation was determined for each of the members of the Supervisory Board for fiscal 2012 (individualized disclosure):

(Amounts in €)	Base compensation	Additional compensation for committee work[1]	FY 2012 Total	Base compensation	Additional compensation for committee work	FY 2011 Total
Supervisory Board members serving as of September 30, 2012						
Dr. Gerhard Cromme	280,000	280,000	560,000	280,000	280,000	560,000
Berthold Huber[2]	220,000	80,000	300,000	210,833	76,667	287,500
Dr. Josef Ackermann	207,778	75,556	283,333	210,833	76,667	287,500
Lothar Adler[2]	140,000	160,000	300,000	140,000	160,000	300,000
Jean-Louis Beffa	132,222	37,778	170,000	140,000	40,000	180,000
Gerd von Brandenstein	140,000	40,000	180,000	134,167	38,333	172,500
Michael Diekmann	140,000	–	140,000	134,167	–	134,167
Dr. Hans Michael Gaul	140,000	160,000	300,000	140,000	160,000	300,000
Prof. Dr. Peter Gruss	140,000	–	140,000	128,333	–	128,333
Bettina Haller[2]	140,000	80,000	220,000	140,000	80,000	220,000
Hans-Jürgen Hartung[2]	140,000	–	140,000	140,000	–	140,000
Harald Kern[2]	140,000	–	140,000	140,000	–	140,000
Jürgen Kerner[2,3]	105,000	90,000	195,000	–	–	–
Dr. Nicola Leibinger-Kammüller	132,222	–	132,222	128,333	–	128,333
Werner Mönius[2]	140,000	40,000	180,000	140,000	40,000	180,000
Håkan Samuelsson	140,000	40,000	180,000	128,333	36,667	165,000
Dr. Rainer Sieg	140,000	–	140,000	140,000	–	140,000
Birgit Steinborn[2]	140,000	120,000	260,000	140,000	120,000	260,000
Lord Iain Vallance of Tummel	140,000	80,000	220,000	140,000	80,000	220,000
Sibylle Wankel[2]	140,000	40,000	180,000	140,000	40,000	180,000
Former Supervisory Board members						
Dieter Scheitor[2,3]	46,667	40,000	86,667	140,000	120,000	260,000
Total	**3,083,889**	**1,363,333**	**4,447,222[4]**	**3,034,999**	**1,348,334**	**4,383,333[4]**

1 Dr. Gerhard Cromme as Chairman of the Supervisory Board and of the Chairman's Committee, the Compliance Committee, and the Finance and Investment Committee, as well as a member of the Audit Committee; Berthold Huber as Deputy Chairman of the Supervisory Board and member of the Chairman's Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board and member of the Chairman's Committee; Lothar Adler as member of the Chairman's Committee, the Compliance Committee and the Finance and Investment Committee; Jean-Louis Beffa as member of the Finance and Investment Committee; Gerd von Brandenstein as member of the Finance and Investment Committee; Dr. Hans Michael Gaul as Chairman of the Audit Committee and member of the Compliance Committee; Bettina Haller as member of the Audit Committee and the Compliance Committee; Jürgen Kerner as member of the Audit Committee and the Finance and Investment Committee; Werner Mönius as member of the Finance and Investment Committee; Håkan Samuelsson as member of the Finance and Investment Committee; Dieter Scheitor as member of the Audit Committee and the Finance and Investment Committee; Birgit Steinborn as member of the Audit Committee and the Finance and Investment Committee; Lord Iain Vallance of Tummel as member of the Audit Committee and the Compliance Committee; and Sibylle Wankel as member of the Compliance Committee, each received an additional fixed compensation for their committee work.

2 Both the employee representatives on the Supervisory Board who represent the employees pursuant to Section 3 para. 1 No. 1 of the German Codetermination Act (Mitbestimmungsgesetz, MitbestG) and the representatives of the trade unions on the Supervisory Board declared their readiness to transfer their compensation to the Hans Boeckler Foundation, in accordance with the guidelines of the Confederation of German Trade Unions (DGB).

3 Jürgen Kerner succeeded Dieter Scheitor on the Supervisory Board by court-ordered appointment as of the end of the day of the Annual Shareholders' Meeting on January 24, 2012.

4 In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,500 (2011: €1,500) for each meeting of the Supervisory Board and its committees that they attend. In fiscal 2012, Dr. Gerhard Cromme received meeting fees of €48,000 (2011: €46,500), Dr. Hans Michael Gaul received meeting fees of €34,500 (2011: €30,000), Lothar Adler received meeting fees of €30,000 (2011: €34,500), Bettina Haller received meeting fees of €25,500 (2011: €30,000), Lord Iain Vallance of Tummel received meeting fees of €25,500 (2011: €28,500), Dr. Josef Ackermann received meeting fees of €22,500 (2011: €19,500), Birgit Steinborn received meeting fees of €22,500 (2011: €30,000), Berthold Huber received meeting fees of €18,000 (2011: €19,500), Sibylle Wankel received meeting fees of €16,500 (2011: €18,000), Gerd von Brandenstein received meeting fees of €13,500 (2011: €16,500), Werner Mönius received meeting fees of €13,500 (2011: €18,000), Håkan Samuelsson received meeting fees of €13,500 (2011: €13,500), Jürgen Kerner received meeting fees of €12,000 (2011: €0), Dieter Scheitor received meeting fees of €10,500 (2011: €30,000), Jean-Louis Beffa received meeting fees of €9,000 (2011: €16,500), Michael Diekmann received meeting fees of €9,000 (2011: €10,500), Prof. Dr. Peter Gruss received meeting fees of €9,000 (2011: €9,000), Hans-Jürgen Hartung received meeting fees of €9,000 (2011: €12,000), Harald Kern received meeting fees of €9,000 (2011: €12,000), Dr. Rainer Sieg received meeting fees of €9,000 (2011: €12,000) and Dr. Nicola Leibinger-Kammüller received meeting fees of €7,500 (2011: €9,000).

Due to rounding, numbers presented may not add up precisely to totals provided.

B.4.3 Other

The Company provides a group insurance policy for board and committee members and certain employees of the Siemens organization that is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. The insurance policy for fiscal 2012 includes a deductible for the members of the Managing Board and the Supervisory Board in compliance with the requirements of the German Stock Corporation Act and the German Corporate Governance Code.

B.5 TAKEOVER-RELEVANT INFORMATION (PURSUANT TO SECTIONS 289 PARA. 4 AND 315 PARA. 4 OF THE GERMAN COMMERCIAL CODE) AND EXPLANATORY REPORT

The Takeover-Relevant Information pursuant to Sections 289 para. 4 and 315 para. 4 of the German Commercial Code (Handelsgesetzbuch) and Explanatory Report are part of the Combined Management Report.

B.5.1 Composition of common stock

As of September 30, 2012, the Company's common stock totaled €2.643 billion (2011: €2.743 billion) divided into 881 million (2011: 914,203,421) registered shares with no par value and a notional value of €3.00 per share. The shares are fully paid in. In accordance with Section 4 para. 3 of the Company's Articles of Association, the right of shareholders to have their ownership interests evidenced by document is excluded, unless such evidence is required under the regulations of a stock exchange on which the shares are listed. Collective share certificates may be issued. Pursuant to Section 67 para. 2 of the German Stock Corporation Act (Aktiengesetz), only those persons recorded in the Company's stock register will be recognized as shareholders of the Company. For purposes of recording the shares in the Company's stock register, shareholders are required to submit to the Company the number of shares held by them and their e-mail address if they have one and, in the case of individuals, their name, address and date of birth, or in the case of legal entities, their company name, business address and registered offices.

All shares confer the same rights and obligations. At the Annual Shareholders' Meeting, each share of stock has one vote and accounts for the shareholders' proportionate share in the Company's net income. Excepted from this rule are treasury shares held by the Company, which do not entitle the Company to any rights. The shareholders' rights and obligations are governed by the provisions of the German Stock Corporation Act, in particular by Sections 12, 53a et seq., 118 et seq. and 186 of this German Stock Corporation Act.

B.5.2 Restrictions on voting rights or transfer of shares

Shares issued to employees worldwide under the stock scheme implemented since the beginning of fiscal 2009, in particular the Share Matching Plan, are freely transferable. However, participants are required to own and hold the shares issued to them under the rules of the Plan for a vesting period of about three years, during which the participants have to have been continuously employed by Siemens AG or another Siemens company, in order to receive one matching share free of charge for each three shares provided. The right to receive matching shares forfeits, if the underlying shares are sold, transferred, hedged on, pledged or hypothecated in any way during the vesting period.

The von Siemens-Vermögensverwaltung GmbH (vSV) has, on a sustained basis, powers of attorney allowing it to vote, as of October 12, 2012, 11,454,464 shares on behalf of members of the Siemens family, whereby aforementioned shares constitute a part of the overall number of shares held by members of the Siemens family. The vSV is a German limited liability company and party to an agreement with, among others, members of the Siemens family (family agreement). In order to bundle and represent their interests, the members of the Siemens family established a family partnership. This family partnership makes proposals to the vSV with respect to the exercise of the voting rights at Shareholders' Meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. Pursuant to the family agreement, the shares under powers of attorney are voted by the vSV collectively.

B.5.3 Equity interests exceeding 10% of voting rights

We are not aware of, nor have we been notified of, any shareholder directly or indirectly holding 10% or more of the voting rights.

B.5.4 Shares with special rights conferring powers of control

There are no shares with special rights conferring powers of control.

B.5.5 System of control of any employee share scheme where the control rights are not exercised directly by the employees

Shares of stock issued by Siemens AG to employees under its employee stock scheme are transferred directly to the employees. The beneficiary employees who hold shares of employee stock may exercise their control rights in the same way as any other shareholder directly in accordance with applicable laws and the Articles of Association.

B.5.6 Legislation and provisions of the articles of association applicable to the appointment and removal of members of the Managing Board and governing amendment to the Articles of Association

The appointment and removal of members of the Managing Board is subject to the provisions of Sections 84 and 85 of the German Stock Corporation Act and Section 31 of the German Codetermination Act (Mitbestimmungsgesetz). According to these provisions, members of the Managing Board are appointed by the Supervisory Board for a maximum term of five years. They may be reappointed or have their term of office extended for one or more terms of up to a maximum of five years each. Pursuant to Section 31 para. 2 of the German Codetermination Act, a majority of at least two thirds of the members of the Supervisory Board is required to appoint members of the Managing Board. If such majority is not achieved, the Mediation Committee shall give, within one month after the first round of voting, a recommendation for the appointments to the Managing Board. The Supervisory Board will then appoint the members of the Managing Board with the votes of the majority of its members. If such appointment fails as well, the Chairman of the Supervisory Board shall have two votes in a new round of voting.

According to Section 8 para. 1 of the Articles of Association, the Managing Board is comprised of several members, the number of which is determined by the Supervisory Board. Pursuant to Section 84 of the German Stock Corporation Act and Section 9 of the Articles of Association, the Supervisory Board may appoint a President of the Managing Board as well as a Vice President. If a required member of the Managing Board has not been appointed, the necessary appointment shall be made, in urgent cases, by a competent court upon motion by any party concerned, in accordance with Section 85 of the German Stock Corporation Act. Pursuant to Section 84 para. 3 of the German Stock Corporation Act, the Supervisory Board may revoke the appointment of an individual as member of the Managing Board or as President of the Managing Board for good cause.

According to Section 179 of the German Stock Corporation Act, any amendment to the Articles of Association requires a resolution of the Annual Shareholders' Meeting. The authority to adopt purely formal amendments to the Articles of Association was transferred to the Supervisory Board under Section 13 para. 2 of the Articles of Association. In addition, by resolution of the Annual Shareholders' Meetings on January 27, 2009 and January 25, 2011, the Supervisory Board has been authorized to amend Section 4 of the Articles of Association in accordance with the utilization of the Authorized Capital 2009 and the Authorized Capital 2011, and after expiration of the then-applicable authorization period.

Resolutions of the Annual Shareholders' Meeting require a simple majority vote, unless a greater majority is required by law. Pursuant to Section 179 para. 2 of the German Stock Corporation Act, amendments to the Articles of Association require a majority of at least three-fourth of the capital stock represented at the voting round, unless another capital majority is prescribed by the Articles of Association.

B.5.7 Powers of the Managing Board to issue and repurchase shares

The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 26, 2014 by up to €520.8 million through the issuance of up to 173.6 million registered shares of no par value against cash contributions and/or contributions in kind (Authorized Capital 2009). The Managing Board is authorized to exclude, with the approval of the Supervisory Board, preemptive rights of shareholders in the event of capital increases against contributions in kind. In addition, preemptive rights of shareholders may be excluded in the event of capital increases against cash contributions, (1) to make use of any fractional amounts, (2) in order to grant holders of conversion or option rights issued by the Company or any of its subsidiaries, as protection against the effects of dilution, preemptive rights to subscribe for new shares, and (3) if the issue price of the new shares is not significantly lower than their stock market price and the total of the shares issued in accordance with Section 186 para. 3 sentence 4 of the German Stock Corporation Act (against cash contributions not significantly below the stock market price, with shareholders' subscription rights excluded) together with other shares issued or disposed of by direct or mutatis mutandis application of this statutory regulation during the effective period of this authorization until the date of using this authorization does not exceed 10% of the capital stock at that point in time.

Furthermore, the Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 24, 2016 by up to €90 million through the issuance of up to 30 million registered shares of no par value against contributions in cash (Authorized Capital 2011). Preemptive rights of existing shareholders are excluded. The new shares shall be issued under the condition that they are offered exclusively to employees of Siemens AG and its subsidiaries. The new shares may also be issued to a suitable bank that assumes the obligation to use these shares for the sole purpose of granting them to employees of Siemens AG and any of its consolidated subsidiaries. To the extent permitted by law, employee shares may also be issued in such a manner that the contribution to be paid on such shares is covered by that part of the annual net income which the Managing Board and the Supervisory Board may allocate to other retained earnings under Section 58 para. 2 of the German Stock Corporation Act.

As of September 30, 2012, the total unissued authorized capital of Siemens AG therefore consisted of €610.8 million nominal that may be issued in installments with varying terms by issuance of up to 203.6 million registered shares of no par value. For details, please refer to Section 4 of the Articles of Association.

By resolution of the Annual Shareholders' Meeting of January 26, 2010, the Managing Board was authorized until January 25, 2015 to issue bonds in an aggregate principal amount of up to €15 billion with conversion rights or with warrants attached, or a combination of these instruments, entitling the holders to subscribe to up to 200 million new registered shares of Siemens AG of no par value, representing a pro rata amount of up to €600 million of the capital stock. The bonds under this authorization are to be issued against cash or non-cash contributions.

Besides, by resolution of the Annual Shareholders' Meeting of January 25, 2011, the Managing Board was authorized until January 24, 2016 to issue bearer or registered bonds in an aggregate principal amount of up to €15 billion with conversion rights or with bearer or registered warrants attached or a combination of these instruments, entitling the holders to subscribe to up to 90 million new registered shares of Siemens AG of no par value, representing a pro rata amount of up to €270 million of the capital stock. The bonds under this authorization are to be issued against cash contributions.

For further details of the authorizations please refer to the respective resolutions of the Annual Shareholders' Meetings. In particular, the bonds are, as a matter of principle, to be offered to shareholders for subscription, including the possibility of issuing them to banks with the obligation that they must be offered to shareholders for subscription. However, the Managing Board is authorized to exclude shareholders' subscription rights with the approval of the Supervisory Board (1) provided that the issue price of the bonds is not significantly lower than their theoretical market price computed in accordance with generally accepted actuarial methods, (2) to the extent the exclusion is necessary with regard to fractional amounts resulting from the subscription ratio, (3) in order to grant holders of conversion or option rights or conversion or option obligations on Siemens shares subscription rights as compensation against the effects of dilution, and (4) to the extent that bonds were issued against non-cash contributions, in particular within the context of business combinations or when acquiring companies or interests therein.

In order to grant shares of stock to holders of convertible bonds or warrant bonds issued until January 25, 2015 by the Company or any of its consolidated subsidiaries in accordance with the authorization of the Managing Board adopted by the Annual Shareholders' Meeting on January 26, 2010, the capital stock was conditionally increased by €600 million through the issuance of up to 200 million no-par value shares registered in the names of the holders (Conditional Capital 2010). In order to grant shares of stock to holders or creditors of convertible bonds or warrant bonds issued until January 24, 2016 by the Company or any of its consolidated subsidiaries in accordance with the authorization of the Managing Board adopted by the Annual Shareholders' Meeting on January 25, 2011, the capital stock was conditionally increased by €270 million through the issuance of up to 90 million no-par value shares registered in the names of the holders (Conditional Capital 2011).

The total of the shares to be issued on the basis of bond issues under these authorizations pursuant to Section 186 para. 3 sentence 4 of the German Stock Corporation Act, in combination with other shares issued or sold by direct or mutatis mutandis application of this statutory regulation during the effective period of these authorizations, does not exceed 10% of the capital stock at the date of using these authorization. This limit also includes shares of stock issued up to this point in time against non-cash contributions, under exclusion of shareholders' subscription rights, on the basis of the Authorized Capital 2009. In addition, the issue of convertible bonds and/or warrant bonds pursuant to both authorizations shall be limited to convertible bonds and/or warrant bonds that entitle or oblige to subscribe to a maximum number of 200 million Siemens shares representing a pro rata amount of €600 million of the capital stock while both authorizations are simultaneously effective.

In February 2012 Siemens issued bonds with warrant units with a volume of US$3 billion. The bonds with warrant units with a minimum per-unit denomination of US$250,000 were offered exclusively to institutional investors outside the U.S. Pre-emptive rights of Siemens shareholders were excluded. The bonds issued by Siemens Financieringsmaatschappij N.V. are guaranteed by Siemens AG and complemented with warrants issued by Siemens AG. The warrants entitle their holders to receive Siemens shares against payment of the exercise price in Euros. At issuance, the warrants resulted in option rights relating to a total of about 21.7 million Siemens shares. The terms and conditions of the warrants enable Siemens to service exercised option rights also by delivering treasury stock as well as to buy back the warrants. The bonds with warrant units were issued in two tranches with maturities of

5.5 and 7.5 years, respectively. The maturities refer to both the bonds and the related warrants. After issuance, the warrants can be detached from the bonds, the option period commenced on March 28, 2012. The bonds with warrant units, the bonds detached from warrants and the warrants detached are listed by Deutsche Bank AG in the Open Market segment of the Frankfurt Stock Exchange (Freiverkehr).

On January 25, 2011, the Annual Shareholders' Meeting authorized the Company to acquire until January 24, 2016 up to 10% of its 914,203,421 shares of stock existing at the date of adopting the resolution or – if this value is lower – as of the date on which the authorization is exercised. The aggregate of shares of stock of Siemens AG repurchased under this authorization and any other Siemens shares previously acquired and still held in treasury by the Company or attributable to the Company pursuant to Sections 71d and 71e of the German Stock Corporation Act, may at no time exceed 10% of the then existing capital stock. Any repurchase of Siemens shares shall be accomplished at the discretion of the Managing Board either (1) by acquisition over the stock exchange or (2) through a public share repurchase offer.

The Managing Board is additionally authorized, with the approval of the Supervisory Board, to complete the repurchase of Siemens shares in accordance with the authorization described above, with the use of certain equity derivatives (put options, call options, forward purchases and by using a combination of these derivatives). In exercising this authorization, all stock repurchases based on the equity derivatives are limited to a maximum volume of 5% of the capital stock of 914,203,421 shares existing at the date of adopting the resolution at the Annual Shareholders' Meeting. An equity derivative's term of maturity must, in each case, not exceed 18 months and must be chosen in such a way that the repurchase of Siemens shares upon exercise of the equity derivative will take place no later than January 24, 2016.

Besides selling them over the stock exchange or through a public sales offer to all shareholders, the Managing Board was authorized by resolution of the Annual Shareholders' Meeting on January 25, 2011 to also use Siemens shares repurchased on the basis of this or any previously given authorization as follows: such Siemens shares may be (1) retired; (2) offered for purchase to individuals currently or formerly employed by the Company or any of its consolidated subsidiaries as well as to board members of any of the Company's consolidated subsidiaries, or awarded and / or transferred to such individuals with a vesting period of at least two years, provided that the employment relationship or board membership existed at the time of the offer or award commitment; (3) offered and transferred, with the approval of the Supervisory Board, to third parties against non-cash contributions, particularly in connection with business combinations or the acquisition of companies, businesses, parts of businesses or interests therein; (4) sold, with the approval of the Supervisory Board, to third parties against payment in cash if the price at which such Siemens shares are sold is not significantly lower than the market price of Siemens stock at the time of selling, or (5) used to meet obligations or rights to acquire Siemens shares arising from, or in connection with, convertible bonds or warrant bonds issued by the Company or any of its consolidated subsidiaries. The aggregate volume of shares used under the authorization pursuant to (4) and (5) by mutatis mutandis application of the provisions of Section 186 para. 3sentence 4 of the German Stock Corporation Act together with other shares issued or sold by direct or mutatis mutandis application of this statutory regulation during the effective period of this authorization until the date of using this authorization must not exceed 10% of the capital stock at that point in time.

Furthermore, the Supervisory Board was authorized by resolution of the Annual Shareholders' Meeting on January 25, 2011 to use shares acquired on the basis of this or any previously given authorization to meet obligations or rights to acquire Siemens shares that were or will be agreed with members of the Managing Board of Siemens AG within the framework of rules governing Managing Board compensation. In particular, repurchased shares may be offered for acquisition, or awarded and / or transferred subject to a restriction period, by the Supervisory Board to the members of the Managing Board, provided that Managing Board membership existed at the time of the offer or award commitment.

In August 2012, Siemens announced a share buy back amounting to up to €3 billion, using the authorization given by the Annual Shareholders' Meeting on January 25, 2011. The shares repurchased may be used for the purposes of cancellation and reduction of capital stock, issuance to employees, board members of affiliated companies and members of the Managing Board as well as to meet obligations arising under and in connection with convertible bonds and warrant bonds. The share buy back was completed on November 7, 2012, after repurchasing 37,949,286 shares, the total consideration paid for the shares amounting to about €2,9 billion (excluding incidental transaction charges). Additionally, the Managing Board decided to cancel 33,203,421 treasury shares, which reduced the common stock from 914,203,421 to 881 million shares. As of September 30, 2012, the Company held 24,725,674 (2011: 39,952,074) shares of stock in treasury.

For further information on the authorized and conditional capitals and on the treasury stock of the Company as of September 30, 2012 see → NOTE 26 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

B.5.8 Significant agreements which take effect, alter or terminate upon a change of control of the Company following a takeover bid

Siemens AG maintains two lines of credit in an amount of €4 billion and an amount of US$4 billion respectively which provide its lenders with a right of termination in the event that (1) Siemens AG becomes a subsidiary of another company or (2) a person or a group of persons acting in concert acquires effective control over Siemens AG by being able to exercise decisive influence over its activities (Art. 3(2) of Council Regulation (EC) 139/2004). In addition, Siemens AG has a bilateral credit line at its disposal in the amount of €450 million which may be terminated by the lender if major changes in Siemens AG's corporate legal situation occur that jeopardize the orderly repayment of the credit.

Framework agreements concluded by Siemens AG under International Swaps and Derivatives Association Inc. documentation (ISDA Agreements) grant the counterparty a right of termination upon the occurrence of the following events: (i) the Company consolidates with, merges into, or transfers at least substantially all its assets to a third party and (1) the resulting entity's creditworthiness is materially weaker than the Company's immediately prior to such event, or (2) the resulting entity fails to simultaneously assume the Company's obligations under the ISDA Agreement; or (ii) additionally some ISDA Agreements grant the counterparty a right of termination upon a third party acquiring the beneficial ownership of equity securities having the power to elect a majority of the Company's Supervisory Board or otherwise acquiring the power to control the Company's material policy-making decisions and the creditworthiness of the Company is materially weaker than it was immediately prior to such event. In either situation, ISDA Agreements are designed such that upon termination all outstanding payment claims documented under them are to be netted.

In February 2012 Siemens issued bonds with warrant units with a volume of US$3 billion. In case of a "Change of Control", the terms and conditions of these warrants enable their holders to receive a higher number of Siemens shares in accordance with an adjusted strike price if they exercise their option rights within a certain period of time after the Change of Control. This period of time shall end either (1) not less than 30 days and no more than 60 days after publication of the notice of the issuer regarding the Change of Control, as determined by the issuer or (2) 30 days after the Change of Control becomes first publicly known. The strike price adjustment decreases depending on the remaining term of the warrants and is determined in detail in the terms and conditions of the warrants. In this context, a Change of Control occurs if a person or persons acting in concert, respectively, acquires or acquire control of the Company.

B.5.9 Compensation agreements with members of the Managing Board or employees in the event of a takeover bid

In the event of a change of control – that is if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an intercompany agreement within the meaning of Section 291 of the German Stock Corporation Act, or if Siemens AG is to be merged into another company – any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (for example due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities). If this right of termination is exercised, the Managing Board member is entitled to a severance payment in the amount of not more than two years' compensation. The calculation of the annual compensation includes not only the base compensation and the target amount for the bonus, but also the target amount for the Stock Awards. This calculation will be based on the last contractual year before the termination of the contract. Additionally, the severance payments cover non-monetary benefits by paying an amount of 5% of the compensation or severance total. Furthermore, compensatory or severance payments will be reduced 15% as a lump-sum allowance for discounted values and for income earned elsewhere. However, this reduction will apply only to the portion of the compensatory or severance payment that was calculated without taking account of the first six months of the remaining term of the Managing Board member's contract. The stock-based compensation components for which a firm commitment already exists remain unaffected. No severance payments are made to the extent the Managing Board member receives benefits from third parties on the occasion of, or in connection with, a change of control. A right of termination does not exist if the change of control occurs within a period of twelve months prior to a Managing Board member's retirement.

C. Combined Management Report

Due to rounding, numbers presented throughout this Combined Management Report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

C.1 BUSINESS AND ECONOMIC ENVIRONMENT

C.1.1 The Siemens Group

C.1.1.1 ORGANIZATION AND BASIS OF PRESENTATION

We are a globally operating, integrated technology company with core activities in the fields of energy, healthcare, industry, and infrastructure, and we occupy leading market positions worldwide in the majority of our businesses. We can look back on a successful history spanning 165 years, with groundbreaking and revolutionary innovations such as the invention of the dynamo, the first commercial light bulb, the first electric streetcar, the construction of the first public power plant, and the first images of the inside of the human body. On a continuing basis, we have around 370,000 employees as of September 30, 2012 and business activities in approximately 190 countries and reported consolidated revenue of €78.296 billion in fiscal 2012. We operate in excess of 290 major production and manufacturing plants worldwide. In addition, we have office buildings, warehouses, research and development facilities or sales offices in almost every country in the world.

Siemens comprises Siemens AG, a stock corporation under the Federal laws of Germany, as the parent company and a total of about 1,000 legal entities, including minority investments. Our Company is incorporated in Germany, with our corporate headquarters situated in Munich. Siemens operates under the leadership of its Managing Board, which comprises the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as well as the heads of selected corporate functions and the CEOs of the Sectors.

Our fundamental organizational principles are:

> the CEO principle,
> the end-to-end business responsibility of the Sectors, Divisions and Business Units, and
> the unrestricted right of selected corporate functions to issue instructions in relation to a function to the extent legally permissible.

The Siemens Managing Board is the sole management body and has overall business responsibility in accordance with the German Stock Corporation Act (Aktiengesetz). At all other organizational levels within our Company, management responsibility is assigned to individuals who make decisions and assume personal responsibility (CEO principle). This principle establishes clear and direct responsibilities and fosters efficient decision-making.

Our Sectors, Divisions, Business Units and Financial Services (SFS) are "global entrepreneurs" and have end-to-end business responsibility worldwide, including with regard to their operating results. They therefore have "right of way" over the regional units (Clusters and Countries) in business matters. The Clusters and Countries are responsible for the local customer relationship management and for implementing the business strategies of the Sectors and SFS as well as the requirements set by the corporate functions.

In addition to their particular authority to issue binding company-wide guidelines and to their monitoring and coordinating responsibilities, the heads of selected corporate functions (Finance and Controlling, Legal and Compliance, Human Resources and Supply Chain Management, for example) have an unrestricted right to issue instructions in relation to a function across all parts of the Company to the extent legally permissible.

Below the Managing Board, Siemens is structured organizationally into Sectors, SFS which acts as business partner for the Sectors and also conducts its own business with external customers, Cross-Sector Services that support other Siemens units, Corporate Units with specific corporate functions, and regional Clusters. The Sectors are principally broken down into Divisions and these in turn into Business Units.

During fiscal 2011, we initiated a change in the organizational structure of our Sectors which became effective October 1, 2011. Beginning with fiscal 2012, we formed a fourth Sector, Infrastructure & Cities, in addition to our existing three Sectors, Energy, Healthcare and Industry, in order to benefit from the growth of urban centers and the demand for infrastructure solutions. The Infrastructure & Cities Sector comprises the activities of the former Industry Sector's Divisions Building Technologies and Mobility and the former Energy Sector's activities of the Power Distribution Division, including Smart Grid applications. Results for prior years are presented on a comparable basis.

Following this change in the organizational structure, our business activities focus on four Sectors, Energy, Healthcare, Industry and Infrastructure & Cities. These Sectors form four of our reportable segments. In addition to our four Sectors, we have two additional reportable segments: Equity Investments and SFS.

BASIS OF PRESENTATION AS OF SEPTEMBER 30, 2012


Reporting structure
Energy Sector
Fossil Power Generation
Wind Power
Oil & Gas
Power Transmission
Healthcare Sector
Diagnostics
Industry Sector
Industry Automation
Drive Technologies
Infrastructure & Cities Sector
Transportation & Logistics
Power Grid Solutions & Products
Building Technologies
Equity Investments
Financial Services
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities
Siemens Real Estate
Corporate items and pensions
Eliminations, Corporate Treasury and other reconciling items

Within this combined management report, we provide financial measures for our four Sectors and for two Businesses, each combining two Divisions within a Sector as well as for eight Divisions of our Sectors. These financial measures include: new orders, revenue, profit and profit margin. Divisions within a Sector may do business with each other, leading to corresponding new orders and revenue. Such orders and revenues are only eliminated on a Sector level. Furthermore, our reportable segments may do business with each other, leading to corresponding new order and revenue. Such orders and revenues are eliminated on the Siemens level within Eliminations, Corporate Treasury and other reconciling items and are not included in new orders and revenue with external customers (external orders and external revenue, respectively) reported in this document. Free cash flow and further information is reported for each reportable segment in the Notes to Consolidated Financial Statements.

For information related to the definition of these financial measures and to the reconciliation of segment financial measures to the Consolidated Financial Statements, see → C.12 NOTES AND FORWARD-LOOKING STATEMENTS and → NOTE 36 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

On a geographic basis, Siemens is subdivided into 14 Regional Clusters, which are in turn assigned to one of our three reporting regions. We report financial measures for these three regions:

REGIONAL STRUCTURE AS OF SEPTEMBER 30, 2012


Regional structure
Europe, C.I.S.[1], Africa, Middle East
Americas
Asia, Australia

1 Commonwealth of Independent States.

In addition, we report financial information at group level for certain major countries within each region, including Germany (within the region Europe, C.I.S., Africa, Middle East), the U.S. (within the region Americas), and China and India (within the region Asia, Australia).

C.1.1.2 BUSINESS DESCRIPTION

Energy

The **Energy** Sector offers a wide spectrum of products, services and solutions for the generation and transmission of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry.

External revenue of the Sector was €27.302 billion in fiscal 2012, representing 35% of Siemens revenue. The following chart provides a geographic breakdown of the Sector's external revenue in fiscal 2012.

REVENUE SHARE IN % (LOCATION OF CUSTOMER)



Asia, Australia: 19%
Europe, C.I.S.[1], Africa, Middle East: 51%
therein Germany: 7%
Americas: 30%
therein U.S.: 20%

1 Commonwealth of Independent States.

At the end of fiscal 2012, the Energy Sector comprised the following five Divisions: Fossil Power Generation; Wind Power; Oil&Gas; Power Transmission and Energy Service. In the fourth quarter of fiscal 2012, Siemens decided to divest its solar thermal business and photovoltaic business (solar business). Following the decision the solar thermal and photovoltaic businesses are reported as discontinued operations for all periods covered in this annual report. Energy formed a new Sector-led unit, Hydro&Storage. This unit comprises the Sector's hydro power generation activities including its minority stake in Voith Hydro Holding GmbH&Co. KG as well as its energy storage devices.

The **Fossil Power Generation** Division offers high-efficiency products and solutions for fossil-based power generation. The offering extends from gas and steam turbines and generators to complete turnkey power plants. The Division concentrates on gas and steam turbines and turbo generators, including control systems, in the larger power range, with an emphasis on combined-cycle (gas and steam) power plants, heat recovery steam generators, steam power plants and conventional islands for nuclear power plants. It also develops solutions for instrumentation and control systems for all types of power plants and for use in power generation, including information technology solutions providing management applications from the plant to the enterprise level and is working on the development and production of systems based on emerging technologies such as integrated gasification and carbon capture and storage. In fiscal 2012, the Division acquired the NEM B.V. business, a specialist in heat recovery steam generators for combined-cycle power plants. To further expand its global gas turbine manufacturing network, Fossil Power Generation launched a subsidiary, Siemens Gas Turbine Technologies Holding B.V. in fiscal 2012. The Division has a 65% stake in the subsidiary. As part of the transaction, Fossil Power Generation completed the sale of its 25% interest in OAO Power Machines, Russia. The Division is represented in a number of joint ventures in China, including Shanghai Electric Power Generation Equipment in which Fossil Power Generation holds a stake of 40%.

The **Wind Power** Division manufactures wind turbines with a power rating ranging from 2.3 megawatts to 6.0 megawatts and rotor diameters spanning 82 to 154 meters for on- and offshore applications. It also provides services to off- and onshore wind farms. The Division holds a 49% equity stake in a joint venture with Dong Energy A/S, A2Sea A/S, a supplier of installation services for the construction of offshore wind-farms. In fiscal 2012, the Division entered into agreements for two joint ventures with Shanghai Electric Group (SEG) for the production and sales of wind turbines in China.

The **Oil&Gas** Division supplies highly efficient small and medium gas and steam turbines for industrial power generation and mechanical drives as well as turbo compressors for a broad range of applications to the oil and gas industries, the process industry and other industries. The Oil&Gas Division further offers a variety of automation and electrical products, systems and solutions for field, production and management levels, enterprise intelligence solutions for safe and reliable operation, planning, scheduling and life-cycle services, including feasibility studies, as well as design and performance enhancement programs. In addition, the Division offers a broad range of water treatment, (re-)injection and management systems for onshore installations and for fixed and floating facilities offshore. Recent acquisitions, including all of the shares of five entities constituting the Connectors&Measurements business of Expro Holdings UK 3 Ltd., help the Division to strategically expand its range of products, solutions and consulting services for subsea activities.

The **Energy Service** Division offers comprehensive services, including parts and components, for complete power plants including on- and offshore wind farms as well as rotating machines such as gas and steam turbines, generators and compressors. It provides these services using advanced plant diagnostics and systems engineering. The Division also offers power plant maintenance and operation services and emissions control services and systems. Financial results relating to the Energy Service Division are reflected in the Fossil Power Generation Division, the Oil&Gas Division and the Wind Power Division and are therefore not reported separately.

The **Power Transmission** Division covers high-voltage transmission solutions, power and distribution transformers, high-voltage switching and non-switching products and systems, and innovative alternating and direct current transmission systems. The Division supplies energy utilities and large industrial power users with equipment, systems and services used to process and transmit electrical power from the source, typically a power plant, to various points along the power transmission network. The Division is working with joint ventures in China with different partners and has a joint venture with Infineon Technologies in Germany for design, manufacturing and sale of high performance semiconductors.

The Energy Sector distributes its products and services through its own dedicated sales force, supported by Siemens' worldwide network of regional companies. Additional sales channels include joint ventures and license partners, especially in markets requiring a high degree of local knowledge.

Overall, the Sector's principal customers are large power utilities and independent power producers. Because certain significant areas of the Sector's business, such as power plant construction, involve working on medium- or longer-term projects for customers who may not require the Sector's services again in the short term, the Sector's most significant customers tend to vary significantly from year to year.

The Energy Sector's business activities vary widely in size from component delivery and comparatively small projects to turnkey contracts for the construction of new power plants with contract values of more than €0.5 billion each. The large size of some of the Sector's projects occasionally exposes it to risks related to technical performance, a customer or a country. The Sector has experienced, and may continue to experience significant losses on individual projects in connection with such risks. Moreover, the Sector generates an increasing portion of its revenue from oil and gas activities and industrial customers in the developing world. While this region represents a growth market for power generation, and transmission products and systems, the Sector's activities in that region expose it to risks associated with economic, financial and political disruptions that could result in lower demand or affect customers' abilities to pay.

While the Sector historically competed primarily with large industrial companies from western countries, emerging market competitors have become more and more important, as they are increasingly expanding their operations beyond the borders of their home markets. The Sector's competitors vary by Division.

The Fossil Power Generation Division's market consists of a relatively small number of companies, some with very strong positions in their domestic markets. Its principal competitors in gas turbines are Alstom, General Electric and Mitsubishi Heavy Industries, whereas its main competitors in steam turbines are Alstom, Bharat Heavy Electricals Limited, General Electric and Toshiba. In China, manufacturers are mainly focused on their large home market, but have recently begun to transform from local to international suppliers. The Division aims to participate in growth through a Chinese joint venture. Korean engineering and procurement companies offer a large product and solutions range and establish themselves as one-stop-shops which offer customer solutions out of one hand. In instrumentation and controls, ABB and Emerson Electric are the Division's principal competitors.

The principal competitors in the market served by the Wind Power Division are Enercon, Gamesa, General Electric, Goldwind, Sinovel, Suzlon and Vestas. The competitive situation differs between the market segments. In the market for onshore wind-farms, competition is widely dispersed, without any one company holding a dominant share of the market. In contrast, there are only a few major players in the market for technologically more complex offshore wind-farms. Overall, the industry currently suffers from overcapacity and is largely regarded as being in an early stage of consolidation.

The principal competitors of the Oil&Gas Division vary by product; in automation and electrical equipment, they are ABB and Honeywell above all, whereas in compressors and steam and gas turbines, they are Dresser Rand, General Electric, MAN Diesel & Turbo and Solar Turbines. Overall, competition in the markets served by the Oil&Gas Division is characterized by a relatively small number of companies, some with a very strong position in the markets and some with a regional focus, playing key roles.

The primary competitors of the Power Transmission Division are a small group of large, multinational companies offering a wide variety of products, systems and services. Its key global competitors are ABB and Alstom. Further competition comes from emerging countries, regional and niche manufacturers, such as XD from China, Crompton Greaves from India, HHI from Korea and Mitsubishi Electric from Japan. Power Transmission Division entered into several joint ventures in China, which is the Sector's largest national power transmission market.

Healthcare

The **Healthcare** Sector offers customers a comprehensive portfolio of medical solutions across the treatment chain – ranging from medical imaging to in-vitro diagnostics to interventional systems and clinical information technology systems – all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Financial Services (SFS), financing to assist customers in purchasing the Sector's products.

External revenue of the Sector was €13.600 billion in fiscal 2012, representing 17% of Siemens revenue. The following chart provides a geographic breakdown of the Sector's external revenue in fiscal 2012.

REVENUE SHARE IN % (LOCATION OF CUSTOMER)



Asia, Australia: 24%
Europe, C.I.S.[1],
Africa, Middle East: 34%
therein Germany: 8%
Americas: 42%
therein U.S.: 35%

1 Commonwealth of Independent States.

The Healthcare Sector comprises the following three Divisions, one Operational Unit and one separate sector-led Business Unit. In addition to the financial results for the Sector, financial results are also reported externally for the Diagnostics Division.

The **Imaging & Therapy Systems** Division provides a broad range of medical devices for diagnostic imaging and for therapy solutions. Imaging equipment includes computer tomographs, magnetic resonance imaging equipment, and positron emission tomography. Siemens is a market leader in this field. Therapy solutions mainly comprise angiography systems, particle therapy systems, and minimally invasive procedures. These systems are closely linked with imaging equipment, in particular in the area of therapy planning. The Division leverages synergies between imaging equipment and therapy solutions in order to strengthen its leading position in these markets. Starting in fiscal 2011, the Division shifted the focus of certain particle therapy projects primarily to research. In fiscal 2012, the Sector restructured its radiation oncology business and stopped the sales of linear accelerators as of January 1, 2012.

The **Clinical Products** Division mainly comprises the business with ultrasound and X-ray equipment including mammography. In addition to providing innovative high-end solutions, the Clinical Products Division focuses on the development of cost-efficient, less complex equipment that meets essential customer requirements, particularly in emerging economies. The Clinical Products Division also comprises the internal supplier Components and Vacuum Technology which also provides components to the Imaging & Therapy Systems Division.

The **Diagnostics** Division offers products and services in the area of in-vitro diagnostics. In-vitro diagnostics is based on the analysis of bodily fluids such as blood or urine and supplies vital information for the detection and management of disease as well as an individual patient's risk assessment. The Division's product portfolio represents a comprehensive range of diagnostic testing systems and consumables, including clinical chemistry and immunodiagnostics, molecular diagnostics (i.e., testing for nucleic acids), hematology, hemostasis, microbiology, point-of-care testing and clinical laboratory automation solutions.

The Sector's Operational Unit **Customer Solutions** manages the sales and service organization as well as the Business Unit covering hospital information systems. **Audiology Solutions** provides hearing aids and is a sector-led Business Unit.

The customers of the Healthcare Sector include healthcare providers such as hospital groups and individual hospitals, group and individual medical practices, reference and physician office laboratories and outpatient clinics. The Sector sells the majority of its products and services through in-house sales staff, which is grouped in its Customer Solutions Operational Unit, supported by dedicated product specialists. In some countries, it also uses dealers, particularly for the sale of low-end products (such as low-end ultrasound and X-ray equipment). A small portion of the Sector's revenue derives from the delivery of products and components to competitors on an original equipment manufacturer (OEM) basis. The Sector's products are serviced primarily by its own dedicated personnel.

As a large part of Healthcare's revenue stems from recurring business, the Sector's business activities are to a certain extent resilient to short-term economic trends but are dependent on regulatory and policy developments around the world. The Healthcare Sector faces market risks in connection with ongoing health care reform efforts. In the U.S., a health care reform was enacted in the spring of 2010. In particular in connection with this reform, it is currently expected that an excise tax will be charged on certain medical devices from 2013 onwards. Siemens believes that this tax will impact all businesses except of Audiology.

The Healthcare Sector's principal competitors in medical imaging are General Electric, Philips, Toshiba, Hitachi and Hologic. Other competitors include Roche, Abbott and Danaher for in-vitro diagnostics, McKesson and Cerner for healthcare information technology systems and Sonova, GN Resound, William Demant and Starkey for audiology (hearing aids). The trend toward consolidation in the Sector's industry continues. Competition among the leading companies in the field is strong, including with respect to price.

In fiscal 2012, the Healthcare Sector launched Agenda 2013, a global initiative to grow its innovative capacity and make itself more competitive. Agenda 2013 is the Sector's proactive response to the challenges emerging from a changing market environment. To meet these challenges, Agenda 2013 includes measures targeting innovation, regional presence, competitiveness, and human resource development. These include focused investments in product development and expanded sales activities in growth markets. Agenda 2013 also encompasses a realignment of the radiation therapy business unit that includes rightsizing measures. In addition, Agenda 2013 includes a program to improve the cost position in the Diagnostics Division.

Industry

The **Industry** Sector offers a broad spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity and flexibility in industry. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries. The portfolio spans industry automation, industrial software and drives products and services, system integration and solutions for industrial plant businesses. After the close of fiscal 2012, the Sector decided to dispose of its business of mechanical, biological and chemical treatment and processing of water.

External revenue of the Sector was €18.872 billion in fiscal 2012, representing 24% of Siemens revenue. The following chart provides a geographic breakdown of the Industry Sector's external revenue in fiscal 2012.

REVENUE SHARE IN % (LOCATION OF CUSTOMER)



Asia, Australia: 25%
Europe, C.I.S.[1], Africa, Middle East: 52%
therein Germany: 24%
Americas: 23%
therein U.S.: 15%

1 Commonwealth of Independent States.

The Industry Sector consists of the three Divisions Industry Automation, Drive Technologies and Customer Services as well as the sector-led Metals Technologies Business Unit. Financial results relating to the Customer Services Division are reflected in the Industry Automation Division, the Drive Technologies Division and the Metals Technologies Business Unit and are therefore not reported separately.

The **Industry Automation** Division offers automation systems such as programmable logic controllers and process control systems, sensors such as process instrumentation and analytics, and industrial software such as product lifecycle management and manufacturing execution systems software. The Division's portfolio ranges from standard products and systems for the manufacturing, processing and construction industries to solutions for entire industrial vertical markets, including automation solutions for entire automobile production facilities and chemical plants. Furthermore, the Division's offerings in fiscal 2012 comprised equipment and related services for industrial process water, industrial and municipal wastewater treatment such as water purification systems, clarification systems and systems and solutions for water recycling and reuse. As noted above, Industry has decided to divest its business of mechanical, biological and chemical treatment and processing of water. The Division will continue to offer efficient solutions for the control, management and instrumentation of water processes. In fiscal 2012, Industry Automation completed the acquisitions of RuggedCom Inc., a provider of robust, industrial-quality ethernet communication products and network solutions as well as several other acquisitions to enhance its offerings for industrial software. After the close of fiscal 2012, the Division announced the acquisition of LMS International, a provider of mechatronic simulation software that expands and complements the Division's product lifecycle management portfolio.

The **Drive Technologies** Division offers integrated technologies that cover a wide range of drive applications with electrical components such as standard motors and drives for conveyor belts, pumps and compressors, heavy duty motors and drives for rolling steel mills, compressors for oil and gas pipelines and mechanical components such as gears for wind turbines and cement mills. With its e-Car business, the Division develops motors and inverters for electric cars for the automotive industry. Drive Technologies offers products such as automation systems and services for production machinery and machine tools. The Division's portfolio includes standard products as well as industry-specific control and drive solutions for wind power, metal forming, printing and electronic manufacturing as well as solutions for manufacturers of glass, wood, plastic, ceramic, textile and packaging equipment and crane systems. In addition, the Division offers integrated drive and automation solutions especially for the marine and shipbuilding, minerals and pulp and paper industries, including related services over the lifecycle of the solutions.

The **Customer Services** Division offers a comprehensive portfolio of services and supports industrial customers in their efforts to increase their productivity. The portfolio includes product-related services which seek to enhance reliability, profitability, efficiency and environmental compatibility of industrial plants.

The Sector-led **Metals Technologies** Business Unit offers engineering and plant-building services for the iron and steel industry, as well as for the rolling sector of the aluminum and non-ferrous industries. The Business Unit provides technologies, solutions, and services for metallurgical plants, integrated steelworks and minimills. Its vertically integrated supply capability includes mechanical equipment, drives, motors, electrics, automation, mechatronics, technological packages and all environmental systems.

The Industry Sector's principal customers are industrial customers in a broad range of markets, including transportation and logistics, metals and mining, machinery, utilities and automotive. The Sector is active globally, including in emerging markets, especially those in the Asia, Australia region, which Sector management believes have a long-term growth potential. Apart from the Siemens brand, the Sector markets some parts of its portfolio under different brand names (such as Flender for gears or Winergy for wind turbine components), depending on geography and technology.

The Sector sells its products primarily through dedicated personnel in Siemens' worldwide network of regional sales units. In addition, it uses original equipment manufacturers, solution providers, installers, general contractors, third-party distributors and independent agents.

The large size of some of the Sector's projects occasionally exposes it to risks related to technical performance or specific customers or countries. In the past, the Sector has experienced significant losses on individual projects in connection with such risks. For additional information on these risks, see → C.9 REPORT ON EXPECTED DEVELOPMENTS AND ASSOCIATED MATERIAL, OPPORTUNITIES AND RISKS.

The Sector has manufacturing locations worldwide, especially throughout North and South America, Western and Eastern Europe, and Asia, allowing it to stay close to its major customers and keep shipping charges low. In recent years, material costs have been negatively affected by significant price increases for metals, energy and other raw materials. The Sector continues to work on reducing the use of hazardous materials (e.g., lead) and to replace them in its products and processes. Sustainable products and processes, such as coking coal free iron production processes (COREX), energy efficient motors and energy management play a major role in its innovation strategy.

Average product lifetimes in the Sector's product businesses tend to be short (typically ranging from one to five years from introduction) and are even shorter where software and electronics play an important role. The lifecycles in the solutions businesses tend to be longer, as the Sector supports its customers with significant services through the whole life of their infrastructures. The timing and extent to which a Division of the Industry Sector is affected by economic cycles depends largely on the kind of business activities it conducts. Business activities that tend to react very quickly to changes in the overall economic environment include many of the business activities of Industry Automation and those business activities of Drive Technologies that serve customers in the manufacturing industries. Business activities that are generally affected later by the changes in the overall economic environment include those business activities of Drive Technologies that serve customers in process industries as well as in the energy and infrastructure sector.

The competitors of our Industry Sector can be grouped into multinational companies that offer a relatively broad portfolio and companies that are active only in certain of the geographic or product markets served by the Industry Sector. The Sector's principal competitors with broad portfolios are multinational companies such as ABB, Emerson Electric and Schneider Electric. In the industries in which the Sector is active consolidation is occurring on several levels. In particular, suppliers of automation solutions have supplemented their activities with actuator or sensor technology, while suppliers of components and products have supplemented their portfolio with complementary products for their sales channels.

Asian competitors are generally focused on large-scale production and cost cutting. European competitors are focused on high quality lifecycle service. Nevertheless, most major competitors have established global bases for their businesses. In addition, competition in the field has become increasingly focused on technological improvements and price. Intense competition, budget constraints and rapid technical progress within the industry place significant downward pressure on prices. In addition, competitors continuously shift their production to low-cost countries.

The main competitors of the Industry Automation Division are ABB, Schneider Electric, Rockwell and Emerson Electric. Within its product lifecycle management business, the Division also competes with, among others, Dassault Systemes and PTC. Competitors of the Drive Technologies Division include companies with broad business portfolios such as ABB, Emerson Electric and Mitsubishi Electric but also specialist companies such as Fanuc and SEW. The main competitors of our Metals Technologies Business Unit are Danieli and SMS.

Infrastructure & Cities

The **Infrastructure & Cities** Sector offers a wide range of sustainable technologies for metropolitan centers and urban infrastructures worldwide, such as integrated mobility solutions, building and security systems, power distribution equipment, smart grid applications and low- and medium-voltage products.

REVENUE SHARE IN % (LOCATION OF CUSTOMER)


Asia, Australia: 14%
Europe, C.I.S.[1], Africa, Middle East: 60%
therein Germany: 17%
Americas: 26%
therein U.S.: 19%

1 Commonwealth of Independent States.

External revenue of the Sector was €16.731 billion in fiscal 2012, representing 21% of Siemens revenue. The following chart provides a geographic breakdown of the Infrastructure &Cities Sector's external revenue in fiscal 2012.

The Sector consists of five Divisions: Rail Systems; Mobility and Logistics; Low and Medium Voltage; Smart Grid; and Building Technologies. Financial results of the Rail Systems and the Mobility and Logistics Divisions are reported together in the Transportation &Logistics Business. Financial results of the Divisions Low and Medium Voltage and Smart Grid are reported together in the Power Grid Solutions &Products Business.

The **Rail Systems** Division comprises Siemens' rail vehicle business. The Division's activities consist mainly of the businesses relating to rail vehicles for mass transit, regional and long-distance transportation, driverless systems, locomotives for passengers or rail freight, traction systems, bogies and onboard power supplies.

The **Mobility and Logistics** Division primarily provides products, solutions (including IT solutions) and services in operating systems for rail transportation such as central control systems, interlockings and automated train controls, for road traffic including traffic detection, information and guidance, for airport logistics including cargo tracking and baggage handling and for postal automation including letter and parcel sorting.

The **Low and Medium Voltage** Division supplies electrical grid operators and large industrial electricity consumers with medium- and low-voltage equipment. Furthermore, the Division provides systems and services for the distribution of electrical power from high-voltage transmission grid access to medium or low-voltage grids directing the electrical energy to end consumers and their access points.

The **Smart Grid** Division provides energy automation solutions, smart grid applications, transmission and distribution services, applications for electromobility solutions and rail infrastructure electrification solutions for mainline and mass transit applications. In fiscal 2012, the Division acquired the U.S.-based company eMeter in order to position the Division to expand its energy information and meter data management solutions.

The **Building Technologies** Division offers products, services and solutions for commercial, industrial, public and residential buildings, including building automation, comfort, building safety and security and building operations. In addition, the Division offers energy solutions aiming to improve a building's energy cost, reliability and performance, while minimizing its impact on comfort and the environment. The Division's offerings include heating and ventilation controls, security systems and devices such as intruder detection, video surveillance and building access control, fire safety solutions such as fire detection, protection alarm systems and non-water based fire extinguishing.

The Infrastructure &Cities Sector also holds the Atos S.A. (AtoS) shares and the convertible bond, which Siemens received following the sale of Siemens IT Solutions and Services to AtoS.

The Infrastructure &Cities Sector distributes its products and services through its own dedicated sales force, supported by Siemens' worldwide network of regional companies. In addition, the Divisions of the Sector use, to varying degrees, third-party distributors, panel builders, original equipment manufacturers, value added partners, installers and general contractors.

Overall, the Sector's principal customers are railway operators, public utilities, industrial and infrastructure customers, electrical grid operators, construction and real estate customers and manufacturers of heating, ventilation and air-conditioning solutions. The timing and extent to which a Division of the Infrastructure &Cities Sector is affected by economic cycles depends largely on the kind of business activities it conducts. Business activities that tend to react very quickly to changes in the overall economic environment include Low and Medium Voltage. Divisions where business activities are generally affected later by the changes in the overall economic environment include Smart Grid and Building Technologies. The development of markets served by our Rail Systems Division and Mobility and Logistics Division is primarily driven by public spending. Customers of these Divisions usually have multi-year planning and implementation horizons. They therefore tend to be independent of short-term economic trends.

The Sector is globally active in a broad range of markets, including construction and real estate, transportation and logistics and utilities. The Sector's activities include emerging markets, e.g., those in the Asia, Australia region. While the Sector believes that these markets offer significant growth potential, the Sector's activities in that region expose it to risks associated with economic, financial and political disruptions that could result in lower demand or affect customers' abilities to pay. Some markets, such as those served by our Divisions Rail Systems, Mobility and Logistics and Smart Grid, are significantly influenced by public spending. The large size of some of the Sector's projects (especially in the following Divisions: Rail Systems, Mobility and Logistics and in parts of Building Technologies) occasionally exposes it to risks related to technical performance or specific customers or countries. In the past, the Sector has experienced significant losses on individual projects in connection with such risks. For additional information on these risks, see → C.9 REPORT ON EXPECTED DEVELOPMENTS AND ASSOCIATED OPPORTUNITIES AND RISKS.

The Sector's principal competitors are multinational companies such as ABB, Alstom, Ansaldo, Bombardier, General Electric, Honeywell, Johnson Controls, Schneider Electric and Tyco. The Sector's competitors vary by Division. The main competitors of the Rail Systems Division and the Mobility and Logistics Division are Alstom, Ansaldo, Bombardier and General Electric. The primary competitors of the Low and Medium Voltage Division are ABB, General Electric, Honeywell and Schneider Electric. The principal competitors of the Smart Grid Division are ABB, Alstom, General Electric, and Schneider Electric. The main competitors of the Building Technologies Division are Honeywell, Johnson Controls, Schneider Electric and Tyco. Infrastructure & Cities also faces competition from niche competitors and from new entrants, such as utility companies and consulting firms, exploiting the fragmented energy efficiency market. The Sector's solution businesses also compete with engineering, procurement and construction (ECP) providers while competitors in the service field often include small local players.

Equity Investments

In general, the segment **Equity Investments** comprises equity stakes held by Siemens that are accounted for by the equity method, at cost or as current available-for-sale financial assets and are not allocated to a Sector, SFS, Centrally managed portfolio activities, Siemens Real Estate (SRE), Corporate items or Corporate Treasury for strategic reasons. Our main investments within Equity Investments are our stake of approximately 50.0% in Nokia Siemens Networks B.V. (NSN), our 50.0% stake in BSH Bosch und Siemens Hausgeräte GmbH (BSH) as well as our 49.0% stake in Enterprise Networks Holdings B.V. (EN).

Financial Services

Financial Services (SFS) provides a variety of financial services and products both to third parties and to other Siemens entities and their customers. SFS has three strategic pillars: supporting Siemens Sectors with financing solutions for their customers, manage financial risks of Siemens and offering third-party financing services and products. To better achieve this goal, Financial Services intends to grow its business in a profitable, controlled manner.

SFS' business can be divided into capital business and fee business. The capital businesses support activities for Siemens' sales as well as third party vendors and customers and consist of leasing, loans, asset-based lending and equity investments (both in infrastructure projects and corporate venture capital). The fee businesses comprise support and advisory activities concerning financial risk and investment management, project & export financing, and arranging of project financing for Siemens' projects, treasury & financing services, pension asset / investment management, insurance brokerage as well as re-insurance of Siemens risks.

SFS conducts its business through seven Business Units: Commercial Finance; Project and Structured Finance Energy; Project-, Structured and Leveraged Finance Healthcare; Project- and Structured Finance Infrastructure and Cities & Industry; Treasury; Financing Services & Investment Management and Insurance. In addition, one Business Segment (Venture Capital) is directly assigned to SFS' CEO. The SFS functions Trade Finance Advisory and Corporate Pensions provide advisory and assistance services to the entire Siemens Company. In addition, SFS host a number of functions to support its own business.

In its transactions with Siemens and third parties, SFS acts consistently with banking industry standards in the international financial markets that are both applicable and mandatory for these transactions. In December 2010, the Siemens Bank GmbH was granted a license by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin) to engage in banking business. In particular, the license covers engaging in loan, guarantee business and deposit taking. Siemens Bank GmbH was established to support the operational businesses of Siemens' Sectors by providing financing solutions and the license enables the bank to gain access to the deposit and refinancing facilities of the European Central Bank.

SFS' competition mainly includes commercial finance operations of banks, independent commercial finance companies, captive finance companies and asset management companies. International competitors include BNP Paribas Equipment Finance, De Lage Landen, General Electric Commercial Finance, Macquarie and Société Générale Equipment Finance. Particularly in the commercial finance business, SFS' competitors are often local financial institutions and competition therefore varies from country to country.

C.1.2 Economic environment

C.1.2.1 WORLDWIDE ECONOMIC ENVIRONMENT

Growth in the global economy continues to slow down in 2012, with real global gross domestic product (GDP) expected to rise by only 2.5% compared to 3.0% in 2011. Above all, the unstable economic situation in Europe burdens economic activity worldwide. Concerns about the stability of the banking sector, the sovereign debt crisis and the fragile economy continue to hamper private-sector investment and consumer spending. Moreover, austerity policies to cut government deficits and bring down debt levels in Europe have led to a significant reduction of government spending. In addition, the U.S. economy remains sluggish and growth in emerging markets has cooled down due to spillover effects from advanced economies and various country-specific factors.

WORLD REAL GDP GROWTH (IN % COMPARED TO PRIOR YEAR)[1]



2008
2009
2010
2011
2012[2]
4.2
3.0
2.5
1.6
(2.0)

1 According to IHS Global Insight as of October 15, 2012; growth rates provided by calendar year.
2 Estimate for calendar year 2012.

From a regional perspective, the slowdown is sharpest in **Europe**, with economic growth coming to a standstill in 2012. Restrictive fiscal policies, rising unemployment, large capital outflows to northern countries and the sovereign debt crisis have all deepened the contraction in the southern periphery economies. This in turn increasingly hampers growth in the core northern countries such as Germany. On top of that, the uncertain economic situation in Europe keeps consumer spending and private-sector investments on a low level. Gross fixed investment, one way in which gross domestic product is used, is expected to decline by 2.1% in 2012 compared to 2011. To foster the stability of the Eurozone, European governments have taken important measures. The establishment of the permanent European Stability Mechanism (ESM) as a substitute for the temporary European Financial Stability Facility is aimed at ensuring the financial solvency of the Eurozone countries. Moreover, in order to bring down government bond yields and to ensure the functioning of monetary operations in every country of the monetary union, the European Central Bank (ECB) has declared its willingness to buy sovereign bonds on the secondary market without limit if a country meets the criteria of the ESM. This announcement calmed financial markets and reduced yields of Italian and Spanish bonds, making refinancing cheaper for these countries. Economic development in the **Middle East** is still affected by severe geopolitical tensions involving Iran and ongoing violence and unrest in Yemen and Syria, where the economy is contracting rapidly. In contrast, growth in other oil-exporting countries remains robust, due to high oil prices. Growth in **Africa** is surprisingly strong in 2012. But the continent still suffers from an unstable political environment, and economic growth in many countries is highly dependent on raw material prices. The C.I.S. countries have to deal with relatively low growth of 3.6% in 2012. The whole region is negatively affected by the European sovereign debt crisis due to financial and trade linkages.

In the **Americas**, GDP growth is expected to slow slightly in 2012, to 2.3%. On one hand, the growth rate in Latin America is expected to decrease to 2.9%, due in part to lower export demand from a weak global economy. Furthermore, the global slowdown also causes some commodity prices to fall, which strongly affects Latin America as a major seller of commodities. Hence, investment spending has slowed down considerably. Representative for the economic development in Latin America is Brazil, which is expected to grow by only 1.6% in 2012. On the other hand, the U.S. is expected to grow slightly faster year-over-year, with 2.1% growth compared to 1.8% in 2011. U.S. investment growth is expected to be particularly strong: 5.6% in 2012 compared to 3.4% in 2011. Additionally, the American housing market seems to be stabilizing towards the end of the year. Nevertheless, the U.S. faces a high level of debt and low employment growth. Moreover, the country's political gridlock creates economic uncertainty particularly regarding tax increases and spending cuts that will take place automatically at the beginning of 2013 if no agreement can be reached (the so-called fiscal cliff).

REAL GDP GROWTH PER REGION
(CHANGE IN % COMPARED TO PRIOR YEAR)[1]



World
Europe, C.I.S.[3], Africa, Middle East
Americas
Asia, Australia
5
4
3
2
1
2.5
3.0
0.9
2.4
2.3
2.4
4.7
4.6

2012[2] 2011

1 According to IHS Global Insight as of October 15, 2012; growth rates provided by calendar year.
2 Estimate for calendar year 2012.
3 Commonwealth of Independent States.

In **Asia, Australia** growth is accelerating slightly in 2012, although China's and India's extraordinarily high growth levels are expected to cool down to 7.4% and 5.1%, respectively. China, a leading exporter, is significantly affected by the decrease in global demand, so gross fixed investments are trending in line with slower GDP growth. The Chinese government has implemented expansionary fiscal and monetary measures in order to support the economy. The Indian economy is negatively affected by strong credit linkages with a struggling Europe and weaker capital inflows. Moreover, India was also hit by a series of major electricity failures throughout the whole country. Japan's economy started to recover from the consequences of the earthquake and tsunami in March 2011. Its expected growth rate of 2.3% is caused mainly by increased government spending, with a boost from stronger household spending. Furthermore, Indonesia, Thailand and Vietnam continue to grow rapidly and support the economy's growth of the Asia, Australia region of 4.7% in 2012.

A key factor for Siemens as a manufacturer is real manufacturing value added, a component used in calculating gross domestic product by means of the production approach. Despite accelerating growth in both the Asia, Australia and Americas regions, growth in manufacturing value added on a global basis is expected to decline in 2012 to 4.1% from 4.5% in 2011. This is due to significantly slower growth in the Europe, C.I.S., Africa, Middle East region, including a slight decline in Europe.

The partly estimated figures presented here for gross domestic product, gross fixed investments and manufacturing value added are drawn from an IHS Global Insight report dated October 15, 2012. Siemens has not independently verified this data.

In addition to the common currency of the European Monetary Union (the euro, €) another key currency for Siemens is the US$. Following an appreciation of the € against the US$ at the beginning of fiscal 2012, concerns over the sovereign debt crisis in a number of southern European member states of the European Monetary Union led to decline of € against the US$. For the remainder of fiscal 2012, the value of the € relative to the US$ remained below its level at the end of fiscal 2011. During July 2012, the value of the € against the US$ reached its lowest levels of the fiscal year. Only at the end of fiscal 2012 did the value of the € begin to recover somewhat. Among the contributing factors were the German constitutional court's rejection of applications to block the ESM and the ECB's announcement of the modalities of a new government bond purchase program. Nevertheless at September 30, 2012, the value of the € against the US$ was around 4% below the level a year earlier.

Our businesses are dependent on the development of raw material prices. Key materials to which we have significant cost exposure include copper, various grades and formats of steel and aluminum. In addition, within stainless steel we have considerable exposure related to nickel and chrome alloy materials.

The average monthly price of copper (denominated in € per metric ton) for September 2012 was 4% higher than the average monthly price in September 2011; this reversed a previously negative trend year-over-year and was due to the release of financial and fundamental stimulus programs. Prices on a fiscal-year average were 8% lower in fiscal 2012 than the average for fiscal 2011. Prices for copper are still supported by tight supply and demand fundamentals and by speculative influences in the commodity markets. Nevertheless, because copper is produced in multiple locations and traded, such as across the London Metal Exchange, the risk to Siemens is primarily a price risk rather than a supply risk.

Average monthly prices of aluminum traded at the London Metal Exchange faced more pressure year-over-year, losing 4% in September 2012 compared to September 2011. While, among other factors, high energy costs put upward pressure on aluminum, these were more than offset by oversupply. As with copper, we see developments in the aluminum market as posing a price risk, rather than a supply risk.

The average monthly steel prices for September 2012 came down by 3% compared to the average monthly prices in September 2011. Especially at the end of fiscal 2012, steel markets and prices for upstream raw materials (e.g. iron ore) softened significantly (source: CRU, an independent business analysis and consultancy group focused on, among other things, the mining and metals sectors).

EXCHANGE RATE DEVELOPMENT OF THE US$ PER € (INDEX: BEGINNING OF FISCAL 2008 = 100)


FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
140
130
120
110
100
90
80
70

Source: Bloomberg

DEVELOPMENT OF RAW MATERIAL PRICES (INDEX: BEGINNING OF FISCAL 2008 = 100)



FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
200
175
150
125
100
75
50

Copper — Aluminum (HG) — Steel HRC

Source: London Metal Exchange (LME) for copper and aluminum, CRU HRC Germany for steel; cash prices in € per ton.

In addition to the above-mentioned raw materials, we have exposure related to rare earth metals and magnets. The market situation for buyers improved considerably throughout fiscal 2012, with respect to both price and availability. Nevertheless, we track these factors closely as they could still pose significant price or supply risks for technology manufacturers, including Siemens.

Our main exposure to the prices of copper and related products, and to steel and stainless steel, is in the Sectors Energy, Industry and Infrastructure & Cities. Our main price exposure related to aluminum is in the Energy Sector. In addition, Siemens is generally exposed to energy and fuel prices, both directly (electricity, gas, oil) and indirectly (energy used in the manufacturing processes of suppliers). Some of our continuing operations face price and supply risks related to rare earth metals, particularly the Industry Sector's Drive Technologies Division and the Energy Sector's Wind Power Division.

Siemens employs various strategies to reduce the price risk in its project and product businesses, such as long-term contracting with suppliers, physical and financial hedging and price escalation clauses with customers.

C.1.2.2 MARKET DEVELOPMENT

According to an analysis published by IHS Global Insight on July 20, 2012, investments in 2012 are expected to continue to grow in nominal terms compared to 2011. But the pace of growth for 2012 is expected to slow down considerably compared to the prior year in almost all of the market segments that are significant for our Sectors. This is due largely to the sovereign debt crisis in the euro zone, especially in countries affected by bank solvency risks, credit availability and austerity measures, and also to repercussions of the sovereign debt crisis in other regions, particularly including emerging markets.

In markets significant for the **Energy** Sector, investments in power utilities are expected to grow by around 5% in 2012, slightly down from around 6% in 2011. Within these numbers, investments in many emerging markets are expected to continue to grow clearly or significantly in 2012 compared to 2011 – yet the expected growth rates in the majority of these countries are still slower than a year earlier. Demand in Europe is particularly weak. Following a recovery in 2011, power utility investments are expected to show a decline in nearly all European countries in 2012, especially in countries affected by the sovereign debt crisis. In contrast, investments in the U.S. are expected to grow moderately in 2012, following a decline a year earlier. Investments in the oil and gas markets are expected to grow around 6% year-over-year, down markedly from around 17% in 2011. Some of the most important countries in this market, including the U.S., Russia and Saudi Arabia, which increased their investments in 2011 substantially year-over-year, are expected to either clearly reduce investment growth in 2012 or to keep investments on the prior-year level. In the chemical industry, which is particularly sensitive to changes in current economic conditions, growth in investments is also expected to slow considerably year-over-year, down to around 5% in 2012 compared to around 17% a year earlier. This includes lower growth in China, the world's largest national market, and shrinking investments year over-year in other major countries, among them Japan and Germany. In contrast, the growth rate in the U.S. is expected to remain nearly steady.

Investments within the international healthcare markets, served by our **Healthcare** Sector, are expected to increase by around 2% in 2012, following a rise of around 10% in the year before. This decline in growth includes reduced investments not only in many European countries, but also in some emerging markets such as Brazil. Furthermore, growth in other large emerging markets, is expected to slow down year-over-year, such as in China and Russia, or come to a halt, as in India. In the U.S. market, which is particularly significant for our Healthcare Sector, growth in investments is expected to increase slightly in 2012 compared to the prior year.

The **Industry** Sector is influenced by the development in some of the markets mentioned for the Energy Sector, including by the oil and gas markets and the chemical industry. In other markets significant for the Industry Sector, investments in the automotive industry are expected to grow by around 5% in 2012, down from growth in investments of around 15% a year earlier. This change includes all major countries, which are showing either significantly slower growth or declining investments year-over-year. These factors are particularly evident in Europe. Investment growth is declining also in a number of emerging markets, where investments were recently driven by strong demand for vehicles. Notable examples include China, which is experiencing significantly lower growth, and India, where investments are declining year-over-year following strong expansion a year earlier. Against this trend, growth in investments year-over-year is expected to accelerate in Japan. Even in the food and beverage industry, which is usually less susceptible to fluctuations in the economy, growth in investments is expected to decline significantly in 2012 to around 5%, down from around 15% a year earlier. This is due to significant declines in investments in many European countries, especially those affected by high unemployment and low consumer confidence. Investments are also expected to decline in a number of emerging markets as their populations are affected by rising food prices. Investments in the minerals sector are expected to grow by around 5% in 2012, sharply lower than growth of around 19% a year earlier. Within this sector, growth in investments in the largest industry, mining, is expected to contract most significantly: from around 21% in 2011 to around 5% in 2012. Among major countries in industrial mining, this decline in growth includes sharply lower growth in China and Canada and a reduction in investments in India year-over-year, while growth in investments in Australia is expected to come down only slightly. Investments in the machine building industry are expected to grow by around 7% year-over-year in 2012, compared to around 18% a year earlier. Growth in investments in the last few years was driven by exceptionally rapid expansion in China, which is by far the world's most important investor in machine building. In contrast, growth in China is expected to slow markedly in 2012 as demand weakens in the country's manufacturing sector. For the pharmaceutical industry, investment growth is estimated to decline to around 6% in 2012, after around 15% in 2011. Within these numbers, the largest investors, China and Japan, are expected to continue to increase their investments in 2012 but at a slower pace than in 2011. Against this trend, the U.S. shows increasing growth in investments year-over-year. Investments in the pulp and paper sector are expected to grow by around 4% in 2012, following investment growth of around 13% a year earlier. The development within the largest markets is expected to be mixed. While investment growth in China is slowing significantly and growth in Japan is nearly coming to a halt, investments in the U.S. are growing moderately following a decline in the prior year. In the metals industry, investments in 2012 are expected to grow by around 5% compared to around 16% a year earlier. Growth in China is expected to slow to single digits, and India is forecast to reduce its investments following a substantial increase a year earlier. Investment growth in Japan and South Korea is expected to decline less significantly year-over-year. Investments in water and wastewater utilities are expected to grow by around 4% in 2012 compared to around 8% in 2011. While investment growth in China is expected to be higher in 2012 compared to the prior year, and the U.S. is expected to increase investments in 2012 following a decline a year earlier, many other major countries, especially in Europe, are forecast to reduce their investments in 2012.

The **Infrastructure & Cities** Sector is influenced by developments in a number of markets mentioned above for the Sectors Energy, Healthcare and Industry, including power utilities, oil and gas, healthcare and pharmaceuticals. In other markets important to the Sector, investments in both, the transportation infrastructure and transportation services markets, are expected to grow by around 5% in 2012. The pace of growth in the prior year was around 15% in transportation infrastructure, faster than growth of around 8% in transportation services. For transportation infrastructure, investments are expected to slow in the large Chinese market and shrink in some of the larger European countries, including France and Germany. The U.S. and Russia are expected to keep investment growth near the prior-year level. Overall growth in transportation service is held back by declining investments in Europe, even as China is expected to clearly increase investments in 2012 following a decline in investments a year earlier. Growth in investments in the public, research and education sector is expected to decline to around 3% in 2012, down from around 9% in 2011. While the large majority of European countries and also a number of emerging countries including Brazil and India are expected to reduce investments in 2012 compared to 2011, the U.S. is forecast to expand its public investments year-over-year. For construction and real estate, investments are expected to grow around 3% in 2012 compared to the prior year. A year earlier, growth in investments was around 12%. While these markets are depressed in Europe, growth in the U.S. is accelerating, as these industries are benefiting from low mortgage rates and improved consumer confidence. In the post and logistics sector, investment growth in 2012 is forecast to slow to around 2% year-over-year, compared to around 13% a year earlier. While growth in fiscal 2012 is particularly burdened by shrinking investment in large parts of Europe, the change year-over-year is particularly strong in Brazil, where sharp growth a year earlier is expected to be followed by a clear decline in investments. In the wholesale and retail sector, investment growth is expected to decline to around 3% year-over-year, down from around 13% a year earlier, following the same pattern as investments in post and logistics.

C.1.3 Strategy

C.1.3.1 GLOBAL MEGATRENDS

Global megatrends are long-term developments that are expected to have an impact on all humanity. We at Siemens view demographic change, urbanization, climate change and globalization as megatrends that will drive global demand in coming decades. We have aligned our strategy with these developments and accordingly have organized our business into four Sectors: Energy, Healthcare, Industry, and Infrastructure & Cities.

Demographic change includes two major trends: the world's population continues to grow rapidly, and it continues to get older. Together, these two trends will challenge the ability of future healthcare systems to make affordable healthcare available to everyone. **Urbanization** refers to the growing number of large, densely-populated cities around the world. This trend intensifies the already strong demand for sustainable and energy-efficient infrastructures for buildings, transportation systems, energy and water. **Climate change** is a fact. The average global surface temperature increased by 0.76°C between 1850 and the beginning of the 21st century. The reduction of greenhouse gas emissions is vital to avoiding increasingly drastic effects on our ecosystem. There is a strong need for innovative technologies to increase efficiency and reduce the emissions related to energy generation and consumption. **Globalization** refers to the increasing integration of the world's economies, politics, culture and other areas of life. Globalization leads to increased competitive pressure and demand for economical, timely-to-market, high-quality products and solutions.

C.1.3.2 STRATEGY OF THE SIEMENS GROUP

Our **vision** is to be a pioneer in

> energy efficiency,
> industrial productivity,
> affordable and personalized healthcare, and
> intelligent infrastructure solutions.

Our company strategy guides us in turning our vision into reality. We are aiming to be a market and technology leader in our businesses, based on our values – to be **responsible, excellent** and **innovative**. We believe that this will position us to achieve sustainable, profitable growth and thereby continually increase our company value. As an integrated technology company, we intend to profit from the megatrends described above.

Our strategy comprises what we call our **three strategic directions:**

> focusing on innovation-driven growth markets,
> getting closer to our customers, and
> using the power of Siemens.

One Siemens is our framework for sustainable value creation, with a financial target system for capital-efficient growth and the goal of continuous improvement relative to the market and our competitors.

The financial target system of One Siemens defines financial key performance indicators for revenue growth, for capital efficiency and profitability, and for the optimization of our capital structure. In addition, we set hurdle rates that generally need to be considered before acquisitions are executed. Further, we defined an indicator targeted at an attractive dividend policy. We believe that these indicators will play a key role in driving the value of our Company. For further information, see → C.2 FINANCIAL PERFORMANCE MEASURES.

To achieve our One Siemens goal of sustainably enhancing the value of Siemens and of exploiting the full potential of our integrated technology company, we have defined three concrete focus areas along each of the three strategic directions set forth above, which we aim to address in the years ahead.

In the strategic direction of **focusing on innovation-driven growth markets**, our first focus area is to be a pioneer in technology-driven markets. Here, we intend to concentrate on markets that are believed to have future growth potential, for example, in vertical IT and software. Our second focus area is to strengthen our portfolio. We are actively and systematically managing our portfolio with the principal aim of achieving or maintaining a No. 1 or No. 2 position in our current and future markets. To provide a leading environmental portfolio is our third focus area: Our Environmental Portfolio enhances our Company's revenue and makes a significant contribution to climate protection.

In the second strategic direction of **getting closer to our customers**, one of our focus areas is to grow in emerging markets while maintaining our position in our established markets. We plan to offer more products, solutions and services for the rapidly growing entry-level segments, which are more price-sensitive and mostly found in emerging markets. A second focus area is to expand our service business. We believe that the large installed base of our products and solutions at our clients provides promising growth opportunities for our service business. Services play a key role in profitability at Siemens and, in addition, long-term service agreements are less likely to be impacted by economic fluctuations. To intensify our customer focus is our third focus area. We believe that customer proximity and local presence are important factors in being able to respond quickly to changing market requirements.

In the strategic direction of **using the power of Siemens**, our first focus area is to encourage lifelong learning and development of our employees. We invest continuously in expanding the expertise of our people through demanding training and education programs. We aim to develop our employees worldwide by identifying talent and offering challenging tasks. To empower our diverse and engaged people worldwide is our second focus area. We believe that the strong potential of our employees' skills, experience and qualifications can give us a clear competitive advantage in our global markets. The third focus area is to stand for integrity. On the basis of our values, we have formulated clear and binding principles of conduct that cover all aspects of our entrepreneurial activities.

Beginning with fiscal 2013, we are implementing "Siemens 2014," a company-wide program supporting the One Siemens framework for sustainable value creation. The goal of the program is to reduce cost, increase competitiveness, and become faster and less bureaucratic. We intend to improve profitability through five key enablers: cost reduction, strengthening core activities, go-to-market, optimizing our infrastructure, and simplifying governance. The program is aimed at raising Total Sectors profit margin to at least 12% by fiscal 2014. To achieve this goal, we are targeting substantial productivity gains over the next two fiscal years from the activities just mentioned. In the area of cost reduction, which is expected to yield the majority of these gains, we want to, for example, enhance product design by better integrating engineering, development, manufacturing and purchasing processes; improve global capacity utilization and presence; and increase process efficiency and quality. To achieve these results, our Sectors are undertaking a broad range of measures that are expected to result in charges to earnings in the next two fiscal years.

C.2 FINANCIAL PERFORMANCE MEASURES

This section on **financial performance measures** describes several measures that are or may be non-GAAP financial measures. Other companies that report or describe similarly titled financial measures may calculate them differently.

As of the beginning of fiscal 2011, we introduced **One Siemens – our framework for sustainable value creation;** for further information see → C.1.3 STRATEGY. As part of One Siemens, we have developed a financial target system for capital-efficient growth that we believe will increase the value of our Company. Our goal is to achieve continuous improvement relative to the market and our competitors. The financial target system defines indicators for revenue growth, capital efficiency and profitability, the optimization of our capital structure, and our dividend policy. In addition, we set hurdle rates that generally must be considered before we make acquisitions.

C.2.1 Revenue growth

We believe that an important driver for increasing our Company's value over the long term is profitable **revenue growth.** Specifically, our goal is to grow our revenue faster than the average revenue growth of our most relevant competitors. For purposes of comparison to the revenue growth of our competitors, our revenue growth is calculated as the growth rate of reported revenue as presented in the Consolidated Financial Statements.

REVENUE GROWTH

$$\left[\frac{\text{Revenue current period}}{\text{Revenue prior-year period}} - 1\right] \times 100\%$$

	Actual
FY 2012	7%
FY 2011	6%

C.2.2 Capital efficiency and profitability

Our aim is to work profitably and as efficiently as possible with the capital of our shareholders and lenders. We monitor our capital efficiency using adjusted return on capital employed, or **ROCE (adjusted)**, which is reported on a continuing operations basis. This measure assesses our generated income from the point of view of our shareholders and lenders. ROCE (adjusted) is defined as income from continuing operations before interest after tax divided by average capital employed. Our target is to achieve a ROCE (adjusted) of 15% to 20%. ROCE (adjusted) in the fiscal years 2012 and 2011 was 17.0% and 25.3%, respectively. Siemens' weighted average cost of capital (WACC) is currently 7.5%.

RETURN ON CAPITAL EMPLOYED (ROCE) (ADJUSTED) (CONTINUING OPERATIONS)

$$\frac{\text{Income from continuing operations before interest after tax}}{\text{Average capital employed}} \times 100\%$$

FY 2012	17.0%
FY 2011	25.3%

Target range: 15 – 20%

Our financial indicator for measuring capital efficiency at Financial Services (SFS) is return on equity after tax, or ROE **(after tax)**, in line with common practice in the financial services industry. We define ROE (after tax) as SFS' profit after tax, divided by SFS' average allocated equity. For purposes of calculating ROE (after tax), the relevant income tax is calculated on a simplified basis, by applying an assumed 30% flat tax rate to SFS' profit, excluding income (loss) from investments accounted for using the equity method, net, which is basically net of tax already, and tax-free income components and other components which have already been taxed or are generally tax-free. Our goal is to achieve ROE (after tax) of 15% to 20% at SFS.

RETURN ON EQUITY (ROE) (AFTER TAX)

$$\frac{\text{SFS' profit after tax}}{\text{SFS' average allocated equity}} \times 100\%$$

FY 2012	21.9%
FY 2011	22.6%

Target range: 15 – 20%

Our goal is to achieve margins comparable to the best competitors within our industries throughout the entire business cycle. We therefore seek to maintain or improve the profitability of our businesses as appropriate. Our measure in this regard is **adjusted EBITDA margins**, defined as the ratio of adjusted EBITDA (as presented in → C.3.3 RECONCILIATION TO ADJUSTED EBITDA (CONTINUING OPERATIONS)) to revenue. We have defined adjusted EBITDA margin ranges for the respective industries of our four Sectors. Adjusted EBITDA target margin ranges for the Sectors, and their performance in fiscal 2012, are shown in the chart below. The adjusted EBITDA margin for Energy was 9.3%, compared to 15.1% a year earlier. Healthcare's adjusted EBITDA margin was 18.5%, up from 15.7% in fiscal 2011. The adjusted EBITDA margin for our Industry Sector was 14.9%, down from 16.8% in the prior year. The adjusted EBITDA margin for Infrastructure & Cities was 7.5%, compared to 8.3% a year earlier.

ADJUSTED EBITDA MARGINS FY 2012

	Margin	Target range
Energy	9.3%	10 – 15%
Healthcare	18.5%	15 – 20%
Industry	14.9%	11 – 17%
Infrastructure & Cities	7.5%	8 – 12%

Adjusted EBITDA margins of respective markets throughout business cycle.

C.2.3 Capital structure

Sustainable revenue and profit development can be achieved only on the basis of a healthy capital structure. A key consideration for us in this regard is maintaining ready access to the capital markets through various debt products and preserving our ability to repay and service our debt obligations over time. Therefore, we use the ratio of adjusted industrial net debt to adjusted EBITDA for optimizing our capital structure. For information on this calculation and its components see → C.4.2 CAPITAL STRUCTURE. Our goal is to achieve a ratio in the range of 0.5 – 1.0.

CAPITAL STRUCTURE (CONTINUING OPERATIONS)

$$\frac{\text{Adjusted industrial net debt}}{\text{Adjusted EBITDA}}$$

FY 2012	0.24
FY 2011	(0.14)

Target range: 0.5 – 1.0

C.2.4 Dividend

At the Annual Shareholders' Meeting, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2012: to distribute a dividend of €3.00 on each no-par value share entitled to the dividend for fiscal year 2012 existing at the date of the Annual Shareholders' Meeting, with the remaining amount to be carried forward. Payment of the proposed dividend is contingent upon approval by Siemens shareholders at the Annual Shareholders' Meeting on January 23, 2013. The prior-year dividend was €3.00.

DIVIDEND PAYOUT PERCENTAGE

$$\frac{\text{Total dividend payout}}{\text{Net income}} \times 100\%$$

FY 2012	56%
FY 2011	42%

We intend to provide an attractive return to shareholders. We previously set a target range for our dividend payout percentage of 30% to 50% of net income. The proposed dividend of €3.00 per share for fiscal 2012 represents a total payout of €2.569 billion based on shares outstanding as of September 30, 2012. Based on net income of €4.590 billion for fiscal 2012, the dividend payout percentage would be 56%. The percentage for fiscal 2011 was 42%, based on a total dividend payout of €2.629 billion and net income of €6.321 billion.

We intend in the years ahead to propose a dividend payout which – combined with outlays for share buybacks during the fiscal year – results in a sum representing 40% to 60% of net income, which for this purpose we may adjust to exclude exceptional non-cash effects. As in the past, we intend to fund the dividend payout from free cash flow.

C.2.5 Additional measures

In addition to the financial performance measures discussed above, we use several other metrics to assess the economic success of our business activities. To determine whether a particular investment is likely to generate value for Siemens, we use net present value or economic value added (EVA™). EVA™ considers the cost of capital in calculating value creation by comparing the expected earnings of an investment against the cost of capital employed. EVA™ is also an indicator for measuring capital efficiency in our Sectors and at SFS.

To measure liquidity management of our operating activities, we analyze net operating working capital turns. In addition, we set hurdle rates that generally must be considered before we make acquisitions. In particular, acquisitions should have the potential to be accretive to EVA™ within three years after the integration and generate a 15% cash return within five years. Cash return is defined as Free cash flow divided by average capital employed.

C.2.6 Additional information for financial performance measures

C.2.6.1 RETURN ON CAPITAL EMPLOYED (ROCE) (ADJUSTED)

As part of One Siemens, we monitor our capital efficiency using the indicator return on capital employed ROCE (adjusted) (continuing operations). The following tables report this financial indicator as defined under One Siemens.

(in millions of €)	09/30/2012	06/30/2012	03/31/2012	12/31/2011	09/30/2011
Capital employed Fiscal 2012					
Total equity	31,302	32,313	32,142	33,947	32,156
Plus: Long-term debt	16,880	15,234	14,731	14,566	14,280
Plus: Short-term debt and current maturities of long-term debt	3,826	5,236	4,799	2,841	3,660
Less: Cash and cash equivalents	(10,891)	(8,963)	(8,424)	(8,977)	(12,468)
Plus: Pension plans and similar commitments	9,926	9,060	7,492	6,774	7,307
Less: SFS Debt	(14,558)	(13,644)	(13,303)	(13,424)	(12,075)
Less: Fair value hedge accounting adjustment[1]	(1,670)	(1,638)	(1,474)	(1,544)	(1,470)
Capital employed (continuing operations and discontinued operations)[2]	**34,817**	**37,597**	**35,962**	**34,182**	**31,391**
Less: Assets classified as held for disposal presented as discontinued operations	(4,694)	(4,696)	(4,894)	(4,969)	(4,667)
Plus: Liabilities classified as held for disposal presented as discontinued operations	2,016	1,925	1,685	1,669	1,756
Capital employed (continuing operations)[2]	**32,138**	**34,825**	**32,753**	**30,882**	**28,479**

1 Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see → NOTE 31 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

2 Average capital employed for a fiscal year is determined as a five-point average in capital employed of the respective quarters starting with the capital employed as of September 30 of the previous fiscal year.

(in millions of €)	09/30/2011	06/30/2011	03/31/2011	12/31/2010	09/30/2010
Capital employed Fiscal 2011					
Total equity	32,156	31,542	31,483	32,057	29,096
Plus: Long-term debt	14,280	14,191	14,196	15,656	17,497
Plus: Short-term debt and current maturities of long-term debt	3,660	4,971	5,016	4,051	2,416
Less: Cash and cash equivalents	(12,468)	(13,006)	(14,973)	(15,662)	(14,108)
Plus: Pension plans and similar commitments	7,307	5,997	5,845	7,234	8,464
Less: SFS Debt	(12,075)	(10,384)	(10,037)	(9,925)	(10,028)
Less: Fair value hedge accounting adjustment[1]	(1,470)	(808)	(719)	(1,037)	(1,518)
Capital employed (continuing operations and discontinued operations)[2]	**31,391**	**32,503**	**30,812**	**32,374**	**31,819**
Less: Assets classified as held for disposal presented as discontinued operations	(4,667)	(5,636)	(5,148)	–	–
Plus: Liabilities classified as held for disposal presented as discontinued operations	1,756	3,121	2,966	–	–
Capital employed (continuing operations)[2]	**28,479**	**29,987**	**28,630**	**32,374**	**31,819**

1 Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see → NOTE 31 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

2 Average capital employed for a fiscal year is determined as a five-point average in capital employed of the respective quarters starting with the capital employed as of September 30 of the previous fiscal year.

(in millions of €)	Year ended September 30, 2012	2011
Income from continuing operations before interest after tax		
Net income	4,590	6,321
Less/Plus: Other interest expense/income, net	(471)	(376)
Less/Plus: SFS Other interest expense/income[1]	462	371
Plus: Interest cost on Pension plans and similar commitments[2]	333	356
Less: Taxes on interest adjustments[3]	(93)	(81)
Income before interest after tax	**4,821**	**6,590**
Less/Plus: Income/loss from discontinued operations, net of income taxes	595	1,055
Income from continuing operations before interest after tax	**5,416**	**7,645**
Return on capital employed (ROCE) (adjusted) (continuing operations)		
(I) Income from continuing operations before interest after tax	5,416	7,645
(II) Average capital employed (continuing operations)	31,816	30,258
(I)/(II) ROCE (adjusted) (continuing operations)	**17.0%**	**25.3%**

1 SFS Other interest income/expense is included in Other interest income/expense, net. Adding back SFS Other interest income/expense in the numerator corresponds to the adjustment for SFS Debt in the denominator.

2 For fiscal 2012 and 2011, interest cost on Pension plans and similar commitments is calculated using the weighted average discount rate of our pension benefit plans for the fiscal year ended September 30, 2011 (4.5%) and September 30, 2010 (4.2%) (both as reported in Notes to Consolidated Financial Statements) applied to Pension plans and similar commitments as reported in the Consolidated Statements of Financial Position as of September 30, 2011 and 2010, respectively.

3 Effective tax rate for the determination of taxes on interest adjustments is calculated by dividing Income taxes through Income from continuing operations before income taxes, both as reported in → D.1 CONSOLIDATED STATEMENTS OF INCOME.

C.2.6.2 RETURN ON EQUITY (ROE) (AFTER TAX)

The following table reports the calculation of ROE (after tax) of SFS as defined under One Siemens.

(in millions of €)	Year ended September 30, 2012	2011
Calculation of income taxes of Financial Services (SFS)		
Profit of SFS (Income before Income Taxes, IBIT)	479	428
Less/Plus: Income/loss from investments accounted for using the equity method, net of SFS[1]	(168)	(92)
Less: Tax-free income components and others[2]	57	(16)
Tax basis	368	319
Tax rate (flat)	30%	30%
Calculated income taxes of SFS	110	96
Profit after tax of SFS		
Profit of SFS (IBIT)	479	428
Less: Calculated income taxes of SFS	(110)	(96)
Profit after tax of SFS	368	332
ROE (after tax) of SFS		
(I) Profit after tax of SFS	368	332
(II) Average allocated equity of SFS[3]	1,681	1,468
(I)/(II) ROE (after tax) of SFS	**21.9%**	**22.6%**

1 For information on Income (loss) from investments accounted for using the equity method, net of SFS, see → C.3.3 RECONCILIATION TO ADJUSTED EBITDA (CONTINUING OPERATIONS).

2 Tax-free income components include forms of financing which are generally exempted from income taxes. Others comprise result components related to the (partial) sale/divestment of equity investments, which are reclassified from at equity to available-for-sale financial assets and are therefore not included in the (Income) loss from investments accounted for using the equity method, net. Such results are already taxed or generally tax free. Others may also comprise an adjustment for material taxable Income (loss) from investments accounted for using the equity method, net.

3 Average allocated equity of SFS for a fiscal year is determined as a five-point average in allocated equity of SFS of the respective quarters starting with the allocated equity of SFS as of September 30 of the previous fiscal year.

C.2.6.3 DEFINITIONS OF OTHER FINANCIAL PERFORMANCE MEASURES

We also use other financial performance measures in addition to the measures described above, such as new orders and order backlog for the assessment of our future revenue potential. We define and calculate new orders and order backlog as follows:

Under its policy for the recognition of **new orders**, Siemens generally recognizes the total contract amount for a new order when we enter into a contract that we consider legally effective and compulsory based on a number of different criteria. The contract amount is the agreed price or fee for that portion of the contract for which the delivery of goods and/or the provision of services has been irrevocably agreed. Future revenues from service, maintenance and outsourcing contracts are recognized as new orders in the amount of the total contract value only if there is adequate assurance that the contract will remain in effect for its entire duration (e.g., due to high exit barriers for the customer). New orders are generally recognized immediately when the relevant contract is considered legally effective and compulsory. The only exceptions are orders with short overall contract terms. In this case, a separate reporting of new orders would provide no significant additional information regarding our performance. For orders of this type the recognition of new orders thus occurs when the corresponding revenue is recognized.

Order backlog represents an indicator for the future revenues of our Company resulting from already recognized new orders. Order backlog is calculated by adding the new orders of the current fiscal year to the balance of the order backlog as of the end of the prior fiscal year and by subtracting the revenue recognized in the current fiscal year. If the amount of an order already recognized in the current or the previous fiscal years is modified or if an order from the current fiscal year is cancelled, Siemens adjusts its new orders for the current quarter and also its order backlog accordingly, but does not retroactively adjust previously published new orders. However, if an order from a previous fiscal year is cancelled, new orders of the current quarter and, accordingly, the current fiscal year are generally not adjusted, instead, the existing order backlog is revised directly. Aside from cancellations, the order backlog is also subject to portfolio effects and to currency translation effects.

There is no standard system for compiling and calculating new orders and order backlog information that applies across companies. Accordingly, Siemens' new orders and order backlog measures may not be comparable with new orders and order backlog reported by other companies. Siemens subjects its new orders and its order backlog to internal documentation and review requirements. Siemens may change its policies for recognizing new orders and order backlog in the future without previous notice.

C.3 RESULTS OF OPERATIONS

C.3.1 Results of Siemens

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2012:

C.3.1.1 NEW ORDERS AND REVENUE

Revenue increased steadily quarter by quarter throughout fiscal 2012 and came in at €78.296 billion, up 7% from the prior-year period. Revenue growth included increases in all Sectors and all three reporting regions, supported by Siemens' strong order backlog. Slowing growth in the world economy was evident in the development of new orders, which decreased 10% year-over-year primarily due to substantially lower volume from large orders compared to the prior-year period. This resulted in a book-to-bill ratio of 0.98 for Siemens in fiscal 2012. On an organic basis, excluding currency translation and portfolio effects, orders decreased 13% and revenue came in 3% above the prior year. The order backlog (defined as the sum of order backlogs of our Sectors) was €98 billion as of September 30, 2012, up from €97 billion a year earlier, including positive currency translation effects of €3 billion.

Orders related to external customers in fiscal 2012 declined 10% overall, with results varying among the Sectors. Orders for Healthcare were up 5%, with most of its businesses contributing increases, and were level in Industry. Order intake declined in Energy and Infrastructure & Cities due to substantially lower volumes from large orders compared to the prior-year period, which included a number of orders for large wind-farms in Energy and a €3.7 billion order for trains in Germany won by Infrastructure & Cities. Orders from emerging markets on a global basis, as these markets are defined by the International Monetary Fund, declined 7%, less than orders overall, and accounted for €26.244 billion, or 34%, of total orders for fiscal 2012.

In the region **Europe, C.I.S., Africa, Middle East**, orders declined 17% including double-digit decreases in Infrastructure & Cities and Energy, which were due to the high basis of comparison from large orders mentioned above. This high basis of comparison was also the primary factor in the order decline in Germany. Orders for Industry in the region were level compared to the prior-year period and Healthcare's orders came in slightly below the level of fiscal 2011. In the **Americas**, order intake rose slightly on increases in three of the four Sectors. The Energy Sector showed a slight decrease due in part to a lower volume from large orders compared to the prior-year period. Order intake in the **Asia, Australia** region showed a slight decrease in fiscal 2012. Double-digit order growth in Healthcare was more than offset by decreases in the other Sectors. Order intake in India decreased sharply compared to the prior-year period, due primarily to a major contract win at Energy in the prior-year period.

As previously disclosed, Siemens has decided that, subject to certain limited exceptions, it will not enter into new contracts with customers in Iran and has issued group-wide policies establishing the details of its general decision. Under the original version of the policies, among other exceptions, which have been previously disclosed, products and services required to maintain the installed base (e.g. deliveries of spare parts, maintenance and assembly services) were permitted to be provided. However, in the beginning of calendar year 2012, Siemens resolved to amend the policies to provide that no new business with respect to products and services destined to maintain the installed base in Iran's oil & gas sector may be entered into under any circumstances. In addition, even outside the oil & gas sector, products and services for the installed base in Iran may be provided only in strictly limited circumstances which can be demonstrated to satisfy humanitarian purposes or private purposes serving the common good (e.g. water supply and healthcare of the civilian population). In the fourth quarter of fiscal 2012, Siemens revised its credit risk assessment for Iran. In accordance with project accounting principles, Siemens therefore revised project calculations for the affected projects that were still permitted to be provided under these policies. The change in credit risk assessment resulted in an earnings impact of €347 million. We expect further profit impacts related to Iran in fiscal 2013. For additional information, see → C.9.3 RISKS.

NEW ORDERS (LOCATION OF CUSTOMER)

(in millions of €)	Year ended September 30, 2012	2011	% Change vs. previous year Actual	Adjusted[1]	therein Currency	Portfolio
Europe, C.I.S.[2], Africa, Middle East	38,655	46,711	(17)%	(19)%	1%	1%
therein Germany	*9,894*	*17,353*	*(43)%*	*(43)%*	*0%*	*0%*
Americas	22,271	22,077	1%	(5)%	5%	1%
therein U.S.	*15,403*	*15,732*	*(2)%*	*(9)%*	*6%*	*1%*
Asia, Australia	15,987	16,378	(2)%	(7)%	4%	0%
therein China	*6,037*	*6,241*	*(3)%*	*(11)%*	*8%*	*0%*
therein India	*1,689*	*3,310*	*(49)%*	*(45)%*	*(4)%*	*0%*
Siemens	**76,913**	**85,166**	**(10)%**	**(13)%**	**2%**	**1%**

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

REVENUE (LOCATION OF CUSTOMER)

(in millions of €)	Year ended September 30, 2012	2011	% Change vs. previous year Actual	Adjusted[1]	therein Currency	Portfolio
Europe, C.I.S.[2], Africa, Middle East	39,909	38,448	4%	2%	1%	0%
therein Germany	*11,072*	*10,810*	*2%*	*2%*	*0%*	*0%*
Americas	22,864	20,470	12%	5%	6%	1%
therein U.S.	*16,670*	*14,368*	*16%*	*7%*	*8%*	*1%*
Asia, Australia	15,523	14,357	8%	3%	5%	0%
therein China	*6,348*	*6,389*	*(1)%*	*(7)%*	*7%*	*(1)%*
therein India	*2,311*	*2,353*	*(2)%*	*4%*	*(5)%*	*0%*
Siemens	**78,296**	**73,275**	**7%**	**3%**	**3%**	**0%**

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

Revenue related to external customers rose 7% compared to fiscal 2011, including increases in all Sectors. Strong conversion from the Sectors' order backlogs played a major role in broad-based revenue growth. Energy revenue increased 12% in fiscal 2012 and Healthcare revenue increased 9%. Revenue in Industry and Infrastructure & Cities showed a moderate growth compared to the prior-year period. On a global basis, emerging markets grew 7%, and accounted for €25.652 billion, or 33%, of total revenue in fiscal 2012.

On a geographic basis, revenue increased in all three reporting regions, led by double-digit growth in the Americas. In the **Europe, C.I.S., Africa, Middle East** region, revenue increased 4% year-over-year, including increases in all Sectors. In the **Americas**, higher revenue included double-digit increases in Energy, Industry and Infrastructure & Cities, due to revenue growth of 16% in the U.S. In the **Asia, Australia** region, revenue rose 8% on substantial increases in Energy and Healthcare, which were partly offset by decreases in Infrastructure & Cities and Industry.

NEW ORDERS AND REVENUE BY QUARTER (IN MILLIONS OF €)

Quarter	New orders	Revenue	Book-to-bill ratio
Q4 12	21,495	21,703	0.99
Q3 12	17,769	19,502	0.91
Q2 12	17,857	19,235	0.93
Q1 12	19,792	17,856	1.11
Q4 11	21,059	20,285	1.04
Q3 11	22,879	17,782	1.29
Q2 11	20,582	17,633	1.17
Q1 11	20,647	17,575	1.17

C.3.1.2 CONSOLIDATED STATEMENTS OF INCOME

(in millions of €)	Year ended September 30, 2012	2011	% Change
Gross profit	22,204	22,229	0%
as percentage of revenue	*28.4%*	*30.3%*	–
Research and development expenses	(4,238)	(3,899)	9%
as percentage of revenue	*5.4%*	*5.3%*	–
Marketing, selling and general administrative expenses	(11,162)	(10,239)	9%
as percentage of revenue	*14.3%*	*14.0%*	–
Other operating income	516	547	(6)%
Other operating expense	(276)	(374)	(26)%
Income (loss) from investments accounted for using the equity method, net	(266)	210	n/a
Interest income	2,234	2,200	2%
Interest expense	(1,728)	(1,716)	1%
Other financial income (expense), net	(5)	649	n/a
Income from continuing operations before income taxes	7,279	9,608	(24)%
Income taxes	(2,094)	(2,232)	(6)%
as percentage of income from continuing operations before income taxes	*29%*	*23%*	–
Income from continuing operations	**5,184**	7,376	(30)%
Loss from discontinued operations, net of income taxes	**(595)**	(1,055)	(44)%
Net income	**4,590**	6,321	(27)%
Net income attributable to non-controlling interests	132	176	–
Net income attributable to shareholders of Siemens AG	4,458	6,145	(27)%

In fiscal 2012, we achieved **Income from continuing operations** of €5.184 billion. While this was one of our highest results ever, it was substantially lower than in the prior year. The primary factors in the decline were cost of goods sold; research and development expenses; marketing, selling and general administrative expenses; and income (loss) from investments accounted for using the equity method, net. In addition, the prior year included substantially higher financial income associated with a major divestment. Each of these factors is described in more detail below. Other line items in the Consolidated Statements of Income are discussed in → NOTES 5, 6 AND 8 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

While revenue for fiscal 2012 rose 7% year-over-year as discussed earlier, gross profit was nearly unchanged from the prior-year level and declined as a percent of revenue. Industry, Energy and Infrastructure & Cities all dealt with a less favorable revenue mix year-over-year, which reduced their gross profit margins. Gross profit in Energy included €570 million in project charges related to offshore grid-connection projects. The majority of Healthcare's charges for its Agenda 2013 initiative also impacted gross profit. In fiscal 2011, Healthcare's €381 million in charges in the third quarter related to particle therapy were included in gross profit.

Furthermore, all Sectors increased their spending for marketing, selling and administrative expenses and research and development expenses in anticipation of an improving global economic environment in the second half of the fiscal year. In fact, global economic growth slowed instead of picking up in the second half, leaving the Sectors with cost positions that adversely affected income. For more details on our research and development activities, including a split of research and development expenses for the Sectors, see → C.8.2 RESEARCH AND DEVELOPMENT.

Income (loss) from investments accounted for using the equity method, net swung from a positive €210 million in fiscal 2011 to a negative €266 million in fiscal 2012. The primary factor was Nokia Siemens Networks B.V. (NSN), which took substantial restructuring charges in connection with repositioning its business. This in turn led to an equity investment loss of €741 million associated with NSN, compared to a loss of €280 million in the prior year. For additional information, see → NOTE 7 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Income from continuing operations in fiscal 2011 benefited from a gain of €1.520 billion on the sale of Energy's interest in Areva NP S.A.S. (Areva NP), partly offset by the negative impact of €682 million related to an adverse arbitration decision associated with our decision to exit our nuclear power joint venture with Areva S.A. (Areva). The net effect of these factors is included in Other financial income (expense) net. For additional information, see → NOTE 8 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

In the current period, Income from continuing operations included €148 million in gains related to changes in other post-employment benefits (OPEB) in the U.S., more than offset by profit impacts of €347 million, primarily in the Energy Sector, related to a change in credit risk assessment for Iran. These gains and impacts were distributed among various line items.

As a result of these developments, Income from continuing operations before income taxes declined 24%. Income taxes declined 6% year-over-year. The effective tax rate was 29%. For comparison, the effective tax rate of 23% a year earlier benefited from the mainly tax-free Areva disposal gain.

Loss from discontinued operations, net of income taxes in fiscal 2012 was €595 million, compared to €1.055 billion in fiscal 2011. Loss from discontinued operations, net of income taxes was comprised of the following:

(in millions of €)	Year ended September 30, 2012	2011	% Change
Siemens IT Solutions and Services	41	(826)	n/a
OSRAM	(121)	309	n/a
Siemens' solar business	(241)	(365)	(34)%
Other former activities	(274)	(172)	59%

Results related to Siemens IT Solutions and Services, which was sold to Atos S.A. (AtoS) in the fourth quarter of fiscal 2011, differed substantially year-over-year. In fiscal 2012, income was a positive €41 million, compared to a loss of €826 million in fiscal 2011, which included significant expenses related to the disposal.

Results for OSRAM in fiscal 2012 included a non-cash effect of a negative €443 million (pretax). This effect arises from the fact that Siemens no longer considered it highly probable to complete its original plan to dispose of OSRAM via an initial public offering (IPO) in the third quarter of fiscal 2012, and therefore had to recognize accumulated depreciation, amortization, impairments and equity pick-ups related to OSRAM which under IFRS were not recognized beginning with the announcement of the IPO plan in March 2011. The Company intends to dispose of OSRAM via a spin-off to Siemens shareholders, which is subject to approval by the Annual Shareholders' Meeting on January 23, 2013. While revenue rose 7% year-over-year, benefiting from currency translation and portfolio effects, ongoing market challenges held back profit development.

In addition, discontinued operations include Siemens' solar business, which posted losses of €241 million and €365 million in fiscal 2012 and 2011, respectively. Both years included pretax impairment charges: €150 million in fiscal 2012 and €231 million in fiscal 2011.

Discontinued operations also include certain remaining items related to former activities that were disposed of in prior years. Fiscal 2012 included pretax expenses of €143 million related to a settlement with the Greek State, and negative tax effects of €115 million, both related to former Com activities. For additional information, see → NOTE 4 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Net income for Siemens in fiscal 2012 declined to €4.590 billion from €6.321 billion a year earlier. Net income attributable to shareholders of Siemens AG was €4.458 billion, down from €6.145 billion in the same period a year earlier.

C.3.2 Segment information analysis

C.3.2.1 ENERGY

SECTOR

(in millions of €)	Year ended September 30, 2012	2011	% Change Actual	Adjusted[1]	Currency	therein Portfolio
Profit	2,159	4,230	(49)%			
Profit margin	7.8%	17.2%				
New orders	26,881	31,407	(14)%	(18)%	2%	2%
Total revenue	27,537	24,645	12%	7%	3%	1%
External revenue	27,302	24,390	12%			
therein:						
Europe, C.I.S.[2], Africa, Middle East	*14,077*	*13,447*	5%			
therein Germany	*1,927*	*1,668*	16%			
Americas	*8,131*	*7,075*	15%			
Asia, Australia	*5,093*	*3,869*	32%			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

Energy reported a profit of €2.159 billion in fiscal 2012, a sharp decrease compared to fiscal 2011. Sector profit was held back by project charges related to offshore grid connection projects totaling €570 million. In the fourth quarter of fiscal 2012, Siemens revised its credit risk assessment for Iran. In accordance with project accounting principles, we therefore revised project calculations for the affected contracts. The change in credit risk assessment resulted in earnings impacts totaling €327 million mainly at Oil & Gas. Energy also recorded burdens of €152 million associated with the Olkiluoto project in Finland. In addition, Energy's business expansion strategy resulted in higher marketing, selling and general administrative expenses as well as higher research and development expenses, and profit development was also held back by a less favorable revenue mix. For comparison, profit of €4.230 billion in fiscal 2011 benefited from the Areva NP gain of €1.520 billion mentioned earlier, only partly offset by the €682 million profit impact related to the arbitration decision discussed earlier and the Sector's €60 million share of special employee remuneration costs. The Sector expects further profit impacts related to Iran in fiscal 2013.

Revenue rose on conversion from the Sector's strong order backlog in all three reporting regions, including a substantial increase in Asia, Australia. Orders came in 14% lower compared to the prior year, when the Sector recorded a substantially larger volume from major orders. This comparison effect was particularly notable in Europe, C.I.S., Africa, Middle East. Energy 's book-to-bill ratio for fiscal 2012 was 0.98 and its order backlog was €55 billion at the end of the period.

Fossil Power Generation generated profit of €1.933 billion on strong profit contributions from the service and products businesses, while results from the solutions business were significantly lower due to a less favorable project mix compared to a year earlier. Profit benefited from a €87 million gain from the sale of the 25% interest in OAO Power Machines. In addition, the Division recorded higher expenses for marketing and selling year-over-year. For comparison, profit a year earlier included the €1.520 billion Areva NP gain and a more favorable project mix in the component business, partly offset by the €682 million Areva arbitration impact. Profit in both years was burdened by charges related to the Olkiluoto proj-

NEW ORDERS BY BUSINESSES

(in millions of €)	Year ended September 30, 2012	2011	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Fossil Power Generation	11,116	12,487	(11)%	(17)%	2%	4%
Wind Power	4,932	6,461	(24)%	(26)%	2%	0%
Oil & Gas	5,307	5,551	(4)%	(10)%	2%	3%
Power Transmission	5,824	7,271	(20)%	(21)%	1%	0%

1 Excluding currency translation and portfolio effects.

REVENUE BY BUSINESSES

(in millions of €)	Year ended September 30, 2012	2011	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Fossil Power Generation	11,161	10,203	9%	5%	3%	2%
Wind Power	5,066	3,686	37%	29%	8%	0%
Oil & Gas	5,115	4,719	8%	3%	2%	3%
Power Transmission	6,593	6,334	4%	2%	2%	0%

1 Excluding currency translation and portfolio effects.

PROFIT AND PROFIT MARGIN BY BUSINESSES

(in millions of €)	Profit Year ended September 30, 2012	2011	% Change	Profit margin Year ended September 30, 2012	2011
Fossil Power Generation	1,933	2,837	(32)%	17.3%	27.8%
Wind Power	304	357	(15)%	6.0%	9.7%
Oil & Gas	218	467	(53)%	4.3%	9.9%
Power Transmission	(302)	566	n/a	(4.6)%	8.9%

ect in Finland, amounting to €152 million in the current year and €87 million a year ago. Revenue rose 9% year-over-year, with substantial growth in Asia, Australia and significant growth in the Americas more than offsetting a moderate decline in Europe, C.I.S., Africa, Middle East. Due to a lower volume from major orders, fiscal 2012 orders came in 11% lower than a year earlier, including a substantial decline in Europe, C.I.S., Africa, Middle East.

Profit at **Wind Power** was lower year-over-year. Positive contributions from substantially higher revenue were offset by higher expenses for research and development, marketing and selling associated with expansion, a less favorable revenue mix, and increased pricing pressure. In addition, earnings came in lower due to a €32 million provision related to a wind turbine component from an external supplier and a charge of €20 million related to capacity adjustment. Revenue rose 37% year-over-year, due to conversion of large orders into current business mainly in Europe, C.I.S., Africa, Middle East, and, to a lesser degree, in the Americas and Asia, Australia. Revenue growth was supported clearly by positive currency translation effects. New orders were down 24% due primarily to a lower volume from large offshore orders in Germany. New order intake in the U.S. was down compared to fiscal 2011. With the expected near-term expiration of tax incentives in the U.S., orders in that country nearly ceased towards the end of fiscal 2012. Given market developments in the U.S., Wind Power announced plans to reduce its production capacity. Challenging market conditions at Wind Power, including pricing pressure, are expected to continue in coming quarters.

Profit at **Oil & Gas** declined sharply year-over-year from the prior year due primarily to €275 million in earnings impacts stemming from the change in credit risk assessment for Iran mentioned above. In other respects, Oil & Gas performed well, including a higher earnings contribution from its services business as well as from its turbines business. Revenue increased clearly due primarily to growth in Asia, Australia. Orders decreased substantially in Asia, Australia, taking orders lower for the Division overall.

Power Transmission reported a loss of €302 million for fiscal 2012, compared to profit of €566 million for fiscal 2011. The major factor was €570 million in project charges related primarily to technically complex grid connections to offshore wind-farms in Germany. These charges were due to project delays resulting from a complex regulatory environment and the projects' complex marine environment, which required revised estimates of resources and personnel. In addition, profit was impacted by charges totaling €66 million to address structural issues in the transformers business. Earnings were also held back by a less favorable revenue mix, due in part to low-margin orders booked during prior periods with significant pricing pressure. These factors were only partly offset by the release of a provision of €64 million related to a successful project completion. For comparison, prior-year period profit included charges of €57 million, including for staff reduction measures, associated with optimizing the Division's global manufacturing footprint. Order intake decreased 20% compared to the prior year, which included a higher volume from large orders and a sharp drop in orders in the solutions business due in part to more selective order intake. All three reporting regions saw lower orders. The Division expects continuing challenges, including the technically complex grid-connection projects mentioned above and structural issues in certain businesses.

C.3.2.2 HEALTHCARE

SECTOR

(in millions of €)	Year ended September 30, 2012	2011	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Profit	1,815	1,334	36%			
Profit margin	13.3%	10.7%				
New orders	13,806	13,116	5%	0%	4%	0%
Total revenue	13,642	12,517	9%	4%	4%	0%
External revenue	13,600	12,463	9%			
therein:						
Europe, C.I.S.[2], Africa, Middle East	*4,593*	*4,489*	*2%*			
therein Germany	*1,056*	*992*	*6%*			
Americas	*5,692*	*5,233*	*9%*			
Asia, Australia	*3,315*	*2,741*	*21%*			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

The healthcare market environment reflected continuing pressure on public health budgets in developed countries while healthcare spending increased in emerging market countries, particularly including China. In fiscal 2012, the **Healthcare** Sector launched "Agenda 2013", which is a global initiative targeting innovation, regional presence, competitiveness, and human resource development. The initiative encompasses a realignment of the radiation therapy business that includes rightsizing measures and a program to improve the cost position at Diagnostics.

The Healthcare Sector delivered €1.815 billion in profit in fiscal 2012, led by continued strong earnings performance from its imaging and therapy systems businesses. Results for the year were influenced by "Agenda 2013", including €184 million in charges. The Sector expects additional charges in coming quarters. Profit development also included higher expenses for research and development as well as higher marketing, selling and general administrative expenses, due in part for investments in product development and expanded sales activities in emerging markets. These effects were partly offset by the Sector's €49 million portion of the OPEB-gain in the U.S. mentioned earlier and a net gain of €34 million from the successful pursuit of a patent infringement claim. For comparison, Healthcare profit in fiscal 2011 was held back by negative impacts related to particle therapy projects, primarily including €381 million in the third quarter when the Sector shifted the focus of certain projects primarily to research. Within this impact was a negative effect of approximately €100 million related to reducing revenue from prior periods. In addition the Sector took €32 million in charges stemming from increased cost estimates for completing particle therapy contracts in the first quarter. Fiscal 2011 profit was held back also by the Sector's €43 million share of the special employee remuneration allocation mentioned earlier and a loss of €32 million on the sale of a healthcare IT business in France.

Profit at **Diagnostics** came in at €314 million compared to €300 million a year earlier, driven primarily by higher revenue. In connection with the "Agenda 2013" initiative, Diagnostics took €80 million in charges in fiscal 2012 related to improving its cost position. For comparison, profit at Diagnostics in fiscal 2011 was impacted by an increase in valuation allowances for receivables triggered by a debt rating downgrade related to Greece. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €173 million in fiscal 2012. A year earlier, Diagnostics recorded €169 million in PPA effects.

Revenue for Healthcare in fiscal 2012 increased 9% compared to the prior-year period, including growth on a broad basis among its businesses. Revenue a year earlier included the negative revenue effect of approximately €100 million related to particle therapy projects mentioned above. Orders came in 5% higher, with most businesses contributing increases. On a geographic basis, Asia, Australia and the Americas drove revenue and order growth, due to increases in China and the U.S. The book-to-bill ratio was 1.01, and Healthcare's order backlog was €7 billion at the end of fiscal 2012.

The Sector's Diagnostics business contributed to overall growth. Revenue and orders were up 8%, both reaching €3.969 billion from €3.667 billion and €3.678 billion, respectively, in the prior-year period. Diagnostics showed the same development as the Sector with regard to the regions. On an organic basis, both revenue and orders rose 4%.

C.3.2.3 INDUSTRY

SECTOR

(in millions of €)	Year ended September 30, 2012	2011	Actual	% Change Adjusted[1]	Currency	therein Portfolio
Profit	2,467	2,752	(10)%			
Profit margin	12.0%	14.0%				
New orders	19,985	20,184	(1)%	(3)%	2%	0%
Total revenue	20,508	19,590	5%	2%	3%	0%
External revenue	18,872	18,124	4%			
therein:						
Europe, C.I.S.[2], Africa, Middle East	9,789	9,376	4%			
therein Germany	4,487	4,293	5%			
Americas	4,280	3,801	13%			
Asia, Australia	4,802	4,947	(3)%			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

In fiscal 2012, profit at **Industry** declined 10% year-over year as market conditions for the Sector became less favorable in the second half of the period. This was particularly evident in China and to a lesser extent in Germany, two of the Sector's most important national markets. Profit development in fiscal 2012 was also held back by a less favorable business mix as well as higher marketing, selling, general and administrative expenses associated with innovation and growth opportunities. Furthermore, profit at Industry was impacted by market challenges for its renewable energy offerings. The Sector took €28 million in charges related to severance programs for adjusting capacity and adapting its portfolio primarily related to those offerings. These factors were only partially offset by Industry's €30 million portion of the OPEB gain mentioned earlier. For comparison, profit in fiscal 2011 was burdened by Industry's €75 million share of a special remuneration allocation.

Revenue in fiscal 2012 for Industry rose moderately year-over-year on broad-based increases across its businesses. Industry's orders declined slightly compared to the prior fiscal year as higher orders at Industry Automation were more than offset by a decrease at Drive Technologies and the metal technologies business. On a regional basis, revenue was up in the Americas and Europe, C.I.S., Africa, Middle East, more than offsetting a decline in Asia, Australia. The decline in orders was due primarily to lower demand from Asia, Australia. Revenue and order development in fiscal 2012 benefited from positive currency translation effects. On a book-to-bill ratio of 0.97, Industry's order backlog was €11 billion at the end of fiscal 2012, unchanged from a year earlier.

Profit at **Industry Automation** declined 5% year-over year. The decline compared to the prior fiscal year was due mainly to a less favorable business mix, higher marketing and selling, general and administrative expenses and lower earnings from the Division's offerings for renewable energy. On growth in all three reporting regions, revenue for the Division was up 7% and orders increased 6% year-over-year. Both fiscal years under review included PPA effects from the acquisition of UGS Corp., acquired in fiscal 2007. PPA effects were €149 million in fiscal 2012 and €137 million a year earlier.

Profit at **Drive Technologies** in fiscal 2012 came in at €970 million, down significantly from a year earlier also due mainly to a less favorable business mix, lower earnings from its offerings for renewable energy, and higher research and development as well as marketing, selling and general administrative costs compared to fiscal 2011. The Division's portion of the severance charges mentioned for the Sector was €20 million. While revenue for Drive Technologies grew moderately compared to fiscal 2011, orders declined clearly year-over year. On a regional basis, revenue growth was driven by the Americas and supported by moderate growth in Europe, C.I.S, Africa, Middle East. The decline in orders was due to weak demand from Asia, Australia.

NEW ORDERS BY BUSINESSES

	Year ended September 30,		% Change		therein	
(in millions of €)	2012	2011	Actual	Adjusted[1]	Currency	Portfolio
Industry Automation	9,547	8,983	6%	4%	3%	0%
Drive Technologies	9,395	9,995	(6)%	(8)%	2%	0%

1 Excluding currency translation and portfolio effects.

REVENUE BY BUSINESSES

	Year ended September 30,		% Change		therein	
(in millions of €)	2012	2011	Actual	Adjusted[1]	Currency	Portfolio
Industry Automation	9,563	8,974	7%	3%	3%	0%
Drive Technologies	9,640	9,179	5%	3%	2%	0%

1 Excluding currency translation and portfolio effects.

PROFIT AND PROFIT MARGIN BY BUSINESSES

	Profit			Profit margin	
	Year ended September 30,			Year ended September 30,	
(in millions of €)	2012	2011	% Change	2012	2011
Industry Automation	1,335	1,411	(5)%	14.0%	15.7%
Drive Technologies	970	1,158	(16)%	10.1%	12.6%

C.3.2.4 INFRASTRUCTURE & CITIES

SECTOR

(in millions of €)	Year ended September 30, 2012	2011	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Profit	1,102	1,126	(2)%			
Profit margin	6.3%	6.6%				
New orders	17,150	21,348	(20)%	(22)%	2%	0%
Total revenue	17,585	16,976	4%	1%	3%	0%
External revenue	16,731	16,166	3%			
therein:						
Europe, C.I.S.[2], Africa, Middle East	10,121	9,590	6%			
therein Germany	2,880	2,938	(2)%			
Americas	4,344	3,882	12%			
Asia, Australia	2,267	2,694	(16)%			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

Profit at **Infrastructure & Cities** came in at €1.102 billion, down slightly year-over-year. While the Power Grid Solutions & Products business and the Building Technologies Division both improved profit year-over-year, profit at Transportation & Logistics declined substantially due mainly to €86 million in charges at a rolling stock project in Germany. Profit development for the Sector was also held back by €42 million in charges related to severance programs. These negative effects were partly offset by a positive €50 million contribution from the Sector's interest in AtoS and the Sector's €30 million portion of the OPEB gain mentioned earlier. For comparison, profit in fiscal 2011 was burdened by the Sector's €63 million share of a special employee remuneration allocation.

Revenue grew moderately year-over-year, as higher revenue in the regions America and Europe, C.I.S., Africa, Middle East more than offset a decline in Asia, Australia. Revenue growth was driven by Power Grid Solutions & Products and Building Technologies. Revenue at Transportation & Logistics declined slightly year-over-year. Orders for the Sector decreased 20% compared to the prior year, which included a sharply higher volume from major orders at Transportation & Logistics. This included Siemens' largest-ever train order in Germany, worth €3.7 billion, and a major order for high-speed trains in the U.K. As a result, fiscal 2012 orders came in substantially lower in Europe, C.I.S., Africa, Middle East. Order intake was also clearly lower in Asia, Australia, only partly offset by a slight increase in the Americas. On a book-to-bill ratio of 0.98, Infrastructure & Cities' order backlog was €24 billion at the end of fiscal 2012, unchanged from a year earlier.

NEW ORDERS BY BUSINESSES

(in millions of €)	Year ended September 30, 2012	2011	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Transportation & Logistics	5,382	10,052	(46)%	(48)%	1%	0%
Power Grid Solutions & Products	6,275	5,905	6%	4%	2%	0%
Building Technologies	5,809	5,597	4%	0%	3%	0%

1 Excluding currency translation and portfolio effects.

REVENUE BY BUSINESSES

(in millions of €)	Year ended September 30, 2012	2011	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Transportation & Logistics	5,969	6,041	(1)%	(4)%	2%	0%
Power Grid Solutions & Products	6,068	5,657	7%	5%	2%	0%
Building Technologies	5,820	5,468	6%	3%	3%	0%

1 Excluding currency translation and portfolio effects.

PROFIT AND PROFIT MARGIN BY BUSINESSES

(in millions of €)	Profit			Profit margin	
	Year ended September 30,			Year ended September 30,	
	2012	2011	% Change	2012	2011
Transportation & Logistics	236	365	(35)%	4.0%	6.0%
Power Grid Solutions & Products	457	413	11%	7.5%	7.3%
Building Technologies	379	364	4%	6.5%	6.7%

Profit at the **Transportation & Logistics** business declined 35% year-over-year. This decline was due mainly to the above-mentioned €86 million in charges related to delays in fulfilling a rolling stock order in Germany. In addition, the revenue mix in fiscal 2012 was less favorable due to lower margins associated with large, long-term contracts from prior periods which Transportation & Logistics began to convert into current business in fiscal 2012. Revenue came in slightly lower year-over-year, as higher revenue in the Europe, C.I.S., Africa, Middle East region was more than offset by lower revenue in Asia, Australia and the Americas. Order intake decreased 46% year-over-year, due to the sharply higher volume from large orders a year earlier. This comparison effect was particularly evident in the Europe, C.I.S., Africa, Middle East region, where Transportation & Logistics won the above-mentioned large orders in fiscal 2011 for trains in Germany and the U.K.

The profit improvement at **Power Grid Solutions & Products** was driven by the business' low and medium voltage activities. Profit from smart grid activities was held back by higher research and development, marketing, selling and general administrative expenses for growth initiatives. Revenue and orders increased clearly year-over-year, particularly including double-digit growth in the Americas.

Profit at **Building Technologies** increased moderately year-over-year. Profit development in fiscal 2012 was held back by higher research and development, marketing, selling and general administrative expenses associated with growth initiatives. Growth in revenue and orders was driven by demand for the Division's energy efficiency solutions. On a regional basis, revenue and orders were up in all three reporting regions.

C3.2.5 EQUITY INVESTMENTS

In fiscal 2012, **Equity Investments** recorded a loss of €549 million compared to a loss of €26 million in fiscal 2011. The difference year-over-year is due mainly to a sharply higher equity investment loss related to our share in NSN, which increased to €741 million in fiscal 2012 compared to a loss of €280 million a year earlier. NSN reported to Siemens that it took restructuring charges and associated items totaling €1.059 billion in fiscal 2012 up from €151 million in the prior fiscal year. In fiscal 2012, NSN started implementing its previously announced global restructuring program aimed at maintaining its long-term competitiveness and improving profitability. Equity investment loss related to our share in EN declined to €23 million in fiscal 2012 compared to €46 million a year earlier. Losses in both fiscal years were partly offset by income from equity investments related to our share in BSH. Furthermore, results from Equity Investments in fiscal 2011 benefited from a €90 million gain on the sale of our share in KMW. Results at Equity Investments are expected to remain volatile in coming quarters.

C.3.2.6 FINANCIAL SERVICES (SFS)

(in millions of €)	Year ended September 30,		% Change
	2012	2011	
Income before income taxes	479	428	12%
Total assets	17,405	14,602	19%

In fiscal 2012, SFS recorded a higher profit (defined as income before income taxes) year-over-year. While both interest result and operating expenses associated with SFS' growth strategy increased year-over-year, the current period was primarily affected by a €78 million gain on the sale of a stake in Bangalore International Airport Limited, a public-private partnership, reducing SFS' equity participation from 40% to 26%. This gain was partly offset by higher credit hits. The growth strategy at SFS has led to a significant build-up in total assets, from €14.602 billion at the end of fiscal 2011 to €17.405 billion at the end of fiscal 2012, including positive currency translation effects.

The following table provides further information on the capital structure of SFS as of September 30, 2012 and 2011:

	Year ended September 30,	
(in millions of €)	2012	2011
Allocated equity	1,790	1,593
Total debt	14,558	12,075
therein intragroup financing	*14,510*	*12,066*
therein debt from external sources	*47*	*9*
Debt to equity ratio	8.13	7.58
Cash and cash equivalents	116	178

Both Moody's and Standard&Poor's view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

The allocated equity for SFS is mainly determined and influenced by the size and quality of its portfolio of commercial finance as well as project and structured finance assets (primarily loans and leases) and equity investments. This allocation is designed to cover the risks of the underlying business and is in line with common risk management standards. The actual risk of the SFS portfolio is evaluated and controlled on a regular basis. The allocated equity is calculated quarterly.

C.3.2.7 RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, Siemens Real Estate (SRE) and various categories of items which are not allocated to the Sectors and to SFS because the Company's management has determined that such items are not indicative of the Sectors' and SFS' respective performance.

Centrally managed portfolio activities

Centrally managed portfolio activities reported a loss of €29 million in fiscal 2012, compared to a loss of €40 million in fiscal 2011.

Siemens Real Estate

Income before income taxes at SRE was €115 million in fiscal 2012, compared to €150 million in fiscal 2011. This decrease is due in part to lower income related to the disposal of real estate. SRE expects to continue with real estate disposals depending on market conditions.

Corporate items and pensions

Corporate items and pensions totaled a negative €302 million in fiscal 2012 compared to a negative €257 million a year earlier.

The difference was due mainly to centrally carried pension expense, which totaled a negative €47 million in fiscal 2012, compared to a positive €75 million in the prior year. The change is due primarily to a negative effect resulting from a lower expected return on plan assets and higher interest costs.

Corporate items were a negative €255 million in fiscal 2012 compared to a negative €331 million in fiscal 2011. The amount for fiscal 2012 benefited from positive effects related to legal and regulatory matters, compared to net expenses, including a provision of regional risks of €99 million, related to such matters in the prior year. In addition, fiscal 2012 includes an amount of €103 million related to reimbursements to AtoS, compared to €53 million in the prior year. It also includes a net gain of €19 million related to a major asset retirement obligation, compared to a net loss of €28 million in fiscal 2011. The prior year benefited from management's allocation of €267 million of personnel-related costs related to special employee remuneration, which had been accrued in Corporate items in fiscal 2010. Within this amount, €240 million was allocated to the Sectors.

Eliminations, Corporate Treasury and other reconciling items

In fiscal 2012, income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a positive €23 million, compared to a negative €90 million a year earlier. The main factor of the improvement was Corporate Treasury activities, due mainly to positive changes in the fair market value of interest rate derivatives not qualifying for hedge accounting used for interest rate management, partly offset by negative currency effects relating to corporate financing activities.

C.3.3 Reconciliation to adjusted EBITDA (continuing operations)

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA based on continuing operations. We report adjusted EBIT and adjusted EBITDA as a performance measure. The closest comparable GAAP figure under IFRS is Net income as reported in our "Consolidated Statements of Income." For further information regarding adjusted EBIT and adjusted EBITDA, please see → C.12 NOTES AND FORWARD-LOOKING STATEMENTS.

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2012 AND 2011

	Profit[1]		Income (loss) from investments accounted for using the equity method, net[2]	
(in millions of €)	2012	2011	2012	2011
Sectors				
Energy Sector	**2,159**	**4,230**	**87**	**75**
therein: Fossil Power Generation	1,933	2,837	41	33
Wind Power	304	357	6	(3)
Oil & Gas	218	467	–	–
Power Transmission	(302)	566	25	35
Healthcare Sector	**1,815**	**1,334**	**8**	**9**
therein: Diagnostics	314	300	–	–
Industry Sector	**2,467**	**2,752**	**12**	**19**
therein: Industry Automation	1,335	1,411	2	8
Drive Technologies	970	1,158	10	7
Infrastructure & Cities Sector	**1,102**	**1,126**	**25**	**18**
therein: Transportation & Logistics	236	365	15	11
Power Grid Solutions & Products	457	413	9	7
Building Technologies	379	364	1	1
Total Sectors	**7,543**	**9,442**	**133**	**121**
Equity Investments	**(549)**	**(26)**	**(568)**	**(44)**
Financial Services (SFS)	**479**	**428**	**168**	**92**
Reconciliation to Consolidated Financial Statements				
Centrally managed portfolio activities	(29)	(40)	7	12
Siemens Real Estate (SRE)	115	150	–	–
Corporate items and pensions	(302)	(257)	–	–
Eliminations, Corporate Treasury and other reconciling items	23	(90)	(5)	29
Siemens	**7,279**	**9,608**	**(266)**	**210**

1 Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see → D.1 CONSOLIDATED STATEMENTS OF INCOME.

2 Includes impairments and reversals of impairments of investments accounted for using the equity method.

3 Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

	Financial income (expense), net[3]		Adjusted EBIT[4]		Amortization[5]		Depreciation and impairments of property, plant and equipment and goodwill[6]		Adjusted EBITDA		Adjusted EBITDA margin	
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	39	827	2,033	3,327	97	60	426	343	2,557	3,730	9.3%	15.1%
	67	823	1,825	1,981	21	15	142	125	1,988	2,121		
	(5)	(3)	303	364	27	9	100	63	430	435		
	(4)	(3)	222	470	38	26	71	63	330	560		
	(20)	10	(308)	520	11	10	109	87	(187)	617		
	2	3	1,804	1,322	377	320	349	324	2,530	1,967	18.5%	15.7%
	9	5	305	295	232	188	226	219	763	702		
	(15)	(2)	2,469	2,735	268	249	323	309	3,060	3,292	14.9%	16.8%
	(8)	(1)	1,340	1,403	209	193	137	129	1,687	1,725		
	(6)	(1)	966	1,152	48	45	172	163	1,187	1,360		
	29	(28)	1,048	1,136	112	115	165	163	1,324	1,414	7.5%	8.3%
	(16)	(7)	236	361	13	15	46	44	296	421		
	(4)	(4)	452	409	39	41	71	71	562	521		
	(2)	(1)	381	365	60	58	47	48	488	471		
	55	800	7,355	8,521	854	744	1,262	1,139	9,471	10,404		
	7	13	12	5	–	–	–	–	12	5		
	385	299	(73)	37	7	9	264	256	197	303		
	–	–	(36)	(52)	4	3	2	4	(31)	(44)		
	(112)	(82)	227	232	2	2	325	271	553	504		
	29	94	(331)	(350)	16	12	51	47	(264)	(290)		
	137	10	(109)	(129)	–	–	(41)	(50)	(151)	(179)		
	501	1,133	7,043	8,264	882	770	1,862	1,667	9,788	10,701		

4 Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

5 Amortization and impairments, net of reversals, of intangible assets other than goodwill.

6 Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of € – million in the current period and € – million in the prior-year period, respectively.

C.4.1 Principles and objectives of financial management

Siemens is committed to a strong financial profile, which provides the financial flexibility to achieve growth and portfolio optimization goals largely independent of capital market conditions.

Financial management at Siemens is executed according to applicable laws and internal guidelines and regulations. It includes the following activities:

C.4.1.1 LIQUIDITY MANAGEMENT

Our principal source of financing is cash inflows from operating activities. Corporate Treasury generally manages cash and cash equivalents for Siemens and has primary responsibility for raising funds in the capital markets for Siemens through various debt products, with the exception of countries with conflicting capital market controls. The relevant consolidated subsidiaries in these countries obtain financing primarily from local banks. Siemens follows a prudent borrowing policy that is aimed towards a balanced financing portfolio, a diversified maturity profile and a comfortable liquidity cushion. On September 30, 2012, Siemens held €10.891 billion in cash and cash equivalents, mainly in euro, which were predominantly managed by Corporate Treasury. Especially since the beginning of the global financial markets crisis, Siemens monitors funding options available in the capital markets, trends in the availability of funds and the cost of such funding very closely to evaluate possible strategies regarding its financial and risk profile.

Corporate Treasury enters into reverse repurchase agreements with financial institutions with investment grade credit ratings. Siemens holds securities as collateral under these agreements via a third party (Euroclear) and is permitted to sell or re-pledge the securities. The extent to which Siemens engages in transactions involving reverse repurchase agreements depends on its liquidity management needs and the availability of cash and cash equivalents which varies from time to time. For further information on reverse purchase agreements see → NOTE 30 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.4.1.2 CASH MANAGEMENT

Cash management comprises the management of bank partner relationships and bank accounts as well as the execution of payments, including the administration of cash pools, on a global level. Siemens strives to raise efficiency and transparency through a high level of standardization and continuous advancement of payment processes. Where permissible, the execution of intercompany and third party payments is effected centrally through group-wide tools with central controls to ensure compliance with internal and external guidelines and requirements. To ensure efficient management of Siemens' funds, Corporate Treasury has established a central cash management approach: to the extent legally and economically feasible, funds are pooled and managed centrally by Corporate Treasury. Conversely, funding needs within Siemens are covered centrally by Corporate Treasury via intercompany current accounts and/or loans where legally and economically feasible.

C.4.1.3 FINANCIAL RISK MANAGEMENT

Investments of cash and cash equivalents are subject to credit requirements and counterparty limits. Corporate Treasury pools and centrally manages Siemens' interest rate, certain commodity and currency risk exposures and uses financial derivative instruments in transactions with external financial institutions to offset such concentrated exposures. Especially since the beginning of the global financial market crisis, Siemens monitors counterparty risk in its financial assets and financial derivative instruments very closely. For more detailed information about financial risk management at Siemens see → NOTE 32 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.4.1.4 MANAGEMENT OF PENSION PLAN FUNDING

Siemens' funding policy for its pension funds is part of its overall commitment to sound financial management, which includes a continuous analysis of the structure of its pension liabilities. For more detailed information about Siemens' pension plan funding see → C.4.4.3 FUNDING OF PENSION PLANS AND SIMILAR COMMITMENTS.

C.4.1.5 CAPITAL STRUCTURE MANAGEMENT AND CREDIT RATING

To effectively manage its capital structure, Siemens seeks to maintain ready access to the capital markets through various debt products and to preserve its ability to repay and service its debt obligations over time. For more detailed information about Siemens' capital structure, see below.

A key factor in maintaining a strong financial profile is our credit rating which is affected by, among other factors, our capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as our competitive market position. Our current corporate credit ratings from Moody's Investors Service (Moody's) and Standard&Poor's Ratings Services (S&P) are noted as follows:

	Moody's	S&P
Long-term debt	Aa3	A+
Short-term debt	P-1	A-1+

On June 5, 2012 Moody's raised its long-term Siemens' credit rating from "A1" to "Aa3." The rating classification "Aa" is the second highest rating within Moody's debt ratings category. The numerical modifier "3" indicates a ranking in the lower end of that rating category. At the same time Moody's revised its outlook for our credit rating from "positive" to "stable." The Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks of Moody's fall into the following six categories: "positive," "negative," "stable," "developing," "ratings under review" and "no outlook." Moody's announced that the rating action was prompted by the higher levels of profitability and cash flow leverage that the company has been able to achieve over the past few years, and Moody's assessment that these levels are likely to be sustainable through economic cycles, including the current period of economic weakness in Europe.

Moody's rating for our short-term corporate credit and commercial paper is "P-1," the highest available rating in the prime rating system, which assesses issuers' ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year. On June 5, 2012 Moody's affirmed our "P-1" short-term rating.

On November 14, 2012, S&P revised its outlook for Siemens' credit rating from "positive" to "stable". At the same time, S&P affirmed the "A+" long-term corporate rating and the "A-1+" short-term rating, which is the highest short-term rating within the S&P's short-term rating scale.

The outlook revision to "stable" captures the contraction of operating margin during fiscal 2012 as well as Siemens' pursuit of more shareholder friendly actions in the form of a share buyback and a revision of the shareholder distribution policy from 30%-50% payout range to 40%-60% including share buybacks. Within S&P's long-term credit rating definitions "A" has the third highest long-term rating category. The modifier "+" indicates that our long-term debt ranks in the upper end of the "A" category. A rating outlook indicates the potential direction of a long-term credit rating over the medium-term. Rating outlooks of S&P's fall into the following four categories: "positive," "negative," "stable" and "developing."

The U.S. Securities and Exchange Commission granted Moody's and S&P the status of nationally recognized statistical rating organizations (NRSROs). Siemens does not have any agreements with other nationally recognized statistical rating organizations to provide long-term and short-term credit ratings.

We believe that our high credit rating for our long-term debt applied by Moody's and S&P's allows us to raise funds in the capital markets with attractive conditions or to obtain flexible financing from banks. A high credit rating generally leads to lower credit spreads and therefore our rating also positively affects our funding costs. We expect no impact on our funding costs as a consequence of the revised rating outlook by S&P on November 14, 2012.

Security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time and each rating should be evaluated independently of any other rating.

C.4.2. Capital structure

Given the favorable capital market conditions at the end of fiscal 2012, Siemens announced in August 2012 that it would adjust its capital structure through share buybacks amounting to up to €3 billion by December 30, 2012. The shares repurchased may be used for the purposes of cancellation and reduction of capital stock, issuance to employees, board members of affiliated companies and members of the Managing Board as well as to meet obligations arising under and in connection with convertible bonds and warrant bonds. In fiscal 2012, the Company repurchased 23,202,500 treasury shares at a weighted average share price of €76.14. Additionally, the Managing Board decided to cancel 33,203,421 treasury shares, which reduced common stock from 914 million shares to 881 million shares. After the end of fiscal 2012 Siemens repurchased additional 14,746,786 treasury shares at a weighted average price of €78.14 and completed this share buyback program in November 2012.

In September 2012, Siemens issued €1.4 billion and £1.0 billion (€1.3 billion) in fixed-rate instruments, which were partly used to finance this share buyback program.

Considering the above mentioned transactions and the changes in equity and debt described in → C.5 NET ASSETS POSITION, the capital structure changed as follows:

(in millions of €)	Year ended September 30, 2012	2011	% Change
Total equity attributable to shareholders of Siemens AG	**30,733**	**31,530**	(3)%
As percentage of total capital	60%	64%	
Short-term debt and current maturities of long-term debt	3,826	3,660	
Long-term debt	16,880	14,280	
Total debt	**20,707**	**17,940**	15%
As percentage of total capital	40%	36%	
Total capital (total equity and total debt)	**51,440**	**49,470**	4%

We have commitments to sell or otherwise issue common shares in connection with established share-based compensation plans. In fiscal 2012, commitments for share-based compensation were fulfilled through treasury shares. In fiscal 2013, we may again fulfill commitments for share-based compensation through treasury shares. Amongst other purposes mentioned above we may therefore repurchase additional treasury shares in fiscal 2013. For additional information with respect to share-based compensation see → NOTE 33 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

As part of our One Siemens framework for sustainable value creation, Siemens decided to continue to use an indicator to evaluate its capital structure. For further information, see → C.2 FINANCIAL PERFORMANCE MEASURES. A key consideration in this regard is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligations over time. Siemens set a capital structure target range of 0.5 – 1.0. The ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA (continuing operations). The calculation of the item Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA (continuing operations) is defined as adjusted earnings before income taxes (EBIT) before amortization (defined as amortization and impairments, net of reversals, of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is defined as the line item Income from continuing operations before income taxes less the line item Interest income, less the line item Interest expense less the line item Other financial income (expense), net as well as less the line item Income (loss) from investments accounted for using the equity method, net. For further information, see → C.3.3 RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS.

(in millions of €)	Year ended September 30, 2012	2011
Short-term debt and current maturities of long-term debt[1]	3,826	3,660
Plus: Long-term debt[1]	16,880	14,280
Less: Cash and cash equivalents	(10,891)	(12,468)
Less: Current available-for-sale financial assets	(524)	(477)
Net debt	**9,292**	**4,995**
Less: SFS Debt[2]	(14,558)	(12,075)
Plus: Pension plans and similar commitments[3]	9,926	7,307
Plus: Credit guarantees	326	591
Less: 50% nominal amount hybrid bond[4]	(920)	(883)
Less: Fair value hedge accounting adjustment[5]	(1,670)	(1,470)
Adjusted industrial net debt	**2,396**	**(1,534)**
Adjusted EBITDA (continuing operations)	**9,788**	**10,701**
Adjusted industrial net debt/adjusted EBITDA (continuing operations)	**0.24**	**(0.14)**

1 The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,670 million and €1,470 million for the fiscal year ended September 30, 2012 and 2011, respectively.

2 The adjustment considers that both Moody's and S&P's view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining credit ratings. Following this concept, we exclude SFS Debt in order to derive an adjusted industrial net debt which is not affected by SFS's financing activities.

3 To reflect Siemens' total pension liability, adjusted industrial net debt includes line item Pension plans and similar commitments as presented in → D.3 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION.

4 The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

5 Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe this is a more meaningful figure for the calculation presented above. For further information on fair value hedges see → NOTE 31 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.4.3 Cash flows

The following discussion presents an analysis of our cash flows from operating, investing and financing activities for fiscal 2012 and 2011 for both continuing and discontinued operations. Discontinued operations include primarily OSRAM and Siemens IT Solutions and Services, which were classified as discontinued operations during the second quarter of fiscal 2011, and the solar business, which was classified as discontinued operations during the fourth quarter of fiscal 2012. Siemens IT Solutions and Services was sold to AtoS in the fourth quarter of fiscal 2011.

CASH FLOWS

(in millions of €)	Continuing operations Year ended September 30, 2012	2011	Discontinued operations Year ended September 30, 2012	2011	Continuing and discontinued operations Year ended September 30, 2012	2011
Net cash provided by (used in):						
Operating activities	6,996	8,081	(24)	(314)	6,972	7,767
Investing activities	(5,034)	(2,739)	(650)	(1,305)	(5,685)	(4,044)
therein: Additions to intangible assets and property, plant and equipment	*(2,206)*	*(2,163)*	*(204)*	*(454)*	*(2,410)*	*(2,617)*
Free cash flow[1]	4,790	5,918	(228)	(768)	4,562	5,150
Financing activities	(3,591)	(7,062)	674	1,619	(2,916)	(5,443)

1 The closest comparable financial measure of Free cash flow under IFRS is Net cash provided by (used in) operating activities. Net cash provided by (used in) operating activities from continuing operations as well as from continuing and discontinued operations is reported in → D.4 CONSOLIDATED STATEMENTS OF CASH FLOW. Other companies that report Free cash flow may define and calculate this measure differently.

We report Free cash flow as a supplemental liquidity measure, which is defined as net cash provided by (used in) operating activities less cash used for additions to intangible assets and property, plant and equipment. We believe that the presentation of Free cash flow provides useful information to investors because it gives an indication of the long-term cash-generating ability of our business and our ability to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure, see → C.12 NOTES AND FORWARD-LOOKING STATEMENTS.

Cash flows from operating activities – Continuing operations provided net cash of €6.996 billion in fiscal 2012, compared to net cash provided of €8.081 billion in the same period a year earlier. In the current period income from continuing operations was €5.184 billion. Therein included were amortization, depreciation and impairments of €2.744 billion. A build-up of operating net working capital reduced the cash inflows by €0.7 billion. The increase in operating net working capital was due mainly to a decrease in billings in excess of costs and estimated earnings on uncompleted contracts and related advances primarily in the Energy Sector due in part to lower orders year-over-year. The current period also included cash outflows of approximately €0.3 billion related to the revaluation of the commercial feasibility of Healthcare's particle therapy business for general patient treatment as well as Healthcare's Agenda 2013 initiative. In the prior-year period income from continuing operations was €7.376 billion. Therein included were amortization, depreciation and impairments of €2.437 billion. Income from continuing operations also included the Areva NP disposal gain of €1.520 billion, partly offset by the negative impact of €682 million related to an adverse arbitration decision associated with Siemens' decision to exit its nuclear power joint venture with Areva, which was deducted in the Consolidated Statements of Cash Flow within the line item (Gains) losses on sales of investments, net. A build-up of operating net working capital in the prior-year period reduced cash inflows near the level of fiscal 2012.

Discontinued operations used net cash of €24 million in fiscal 2012, compared to net cash used of €314 million in the prior-year period. The largest factor of the decrease in cash outflows year-over-year was lower cash outflows related to Siemens IT Solutions and Services, which a year earlier included higher payments in connection with the establishment of Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters.

Cash flows from investing activities – Net cash used in investing activities for continuing operations amounted to €5.034 billion in fiscal 2012 compared to net cash used of €2.739 billion in the prior-year period. The increase in cash outflows from investing activities was due mainly to lower proceeds from sales of investments, intangibles and property, plant and equipment of €1.355 billion; to higher acquisitions, net of cash acquired, of €1.011 billion; and to the higher build-up in receivables from financing activities of €317 million relating to SFS's asset growth strategy. Proceeds of €753 million in the current period from the sales of investments, intangibles and property, plant and equipment included the sale of our 25% interest in OAO Power Machines, held by the Energy Sector. In the prior-year period, proceeds from sales of investments, intangibles and property, plant and equipment provided net cash of €2.108 billion. This total included proceeds from the sale of investments of €1.587 billion, mainly related to the sale of our Areva NP stake for €1.7 billion in the second quarter of fiscal 2011, subsequently reduced by €0.7 billion in the third quarter of fiscal 2011 due to the arbitration decision mentioned earlier, and the sale of our 49% minority stake in KMW. Cash inflows for the prior-year period also included higher proceeds from real estate disposals at SRE. Acquisitions, net of cash acquired, increased to €1.314 billion from €303 million in the prior-year period, comprising several acquisitions of entities within the Sectors to optimize our business portfolio, including in the current period the acquisition of the Connectors and Measurements Division of Expro Holdings UK 3 Ltd. in the Energy Sector as mentioned earlier. The aggregate consideration of this acquisition, net of cash acquired, amounted to €461 million. In the current period, cash outflows for the purchase of investments of €234 million included the second installment payment in connection with our equity investment in A2SEA A/S, a supplier of installation services for the construction of offshore wind-farms. The equity investment is held by the Energy Sector. For comparison, purchase of investments of €724 million in the prior-year period included cash outflows relating mainly to €500 million in new equity, which we provided to NSN in exchange for preferred shares in order to further strengthen NSN's financial position and the first installment payment for our equity investment in A2SEA A/S.

Discontinued operations used net cash of €650 million in fiscal 2012, compared to net cash used of €1.305 billion in the prior-year period. These lower cash outflows related primarily to OSRAM, which a year earlier included payments related to the acquisition of Siteco. While both periods included cash outflows of a mid triple-digit million € amount relating to Siemens IT Solutions and Services, these cash outflows were higher in fiscal 2011.

Free cash flow from continuing operations decreased year-over-year due primarily to cash flows from operating activities as discussed above.

On a sequential basis Free cash flow during fiscal 2012 and fiscal 2011 developed as follows:

FREE CASH FLOW (IN MILLIONS OF €)[1]


Q4 12
4,343
Q3 12
918
Q2 12
500
Q1 12
(971)
Q4 11
3,462
Q3 11
1,028
Q2 11
393
Q1 11
1,035

1 Continuing operations.

Cash flows from financing activities – Continuing operations used net cash of €3.591 billion in fiscal 2012, compared to net cash used of €7.062 billion in fiscal 2011. The decrease in net cash outflows in fiscal 2012 was due primarily to the proceeds from the issuance of long-term debt of €5.113 billion, including the issuance of US$3.0 billion bonds with warrant units in February 2012 as well as the issuance of €1.4 billion and £1.0 billion in fixed-rate instruments in four tranches in September 2012. These cash inflows were partly offset by the repayment of long-term debt of €3.218 billion relating to the redemption of €1.55 billion in 5.25%-fixed-rate-instruments, €0.7 billion in floating rate assignable loans, US$0.5 billion in floating rate notes and US$0.75 billion in 5.5% notes. In fiscal 2012 we recorded also cash outflows of €1.721 billion relating to the repurchase of 23,202,500 treasury shares at a weighted average share price of €76.14. For comparison, the prior-year period included the redemption of €2.0 billion in 5.75% bonds, a payment of €1.0 billion related to the binding offer to purchase additional shares in order to increase our stake in our publicly listed Indian subsidiary Siemens Ltd. and higher cash outflows for financing discontinued operations. Both periods included cash outflows for dividends, which were €2.629 billion (for fiscal 2011) in fiscal 2012 compared to €2.356 billion (for fiscal 2010) in fiscal 2011.

C.4.4 Capital resources and requirements

Our **capital resources** consist of a variety of short- and long-term financial instruments including, but not limited to, loans from financial institutions, commercial paper, notes and bonds as well as credit facilities. In addition to cash and cash equivalents and to available-for-sale financial assets, liquid resources consist of future cash flows from operating activities.

Our **capital requirements** include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, including higher cash outflows related to the growth strategy of SFS, dividend payments, pension plan funding, portfolio activities, and cash outflows in connection with restructuring measures.

Total debt comprises our Notes and bonds, Loans from banks, Obligations under finance leases and Other financial indebtedness such as commercial paper. Total debt comprises Short-term debt and current maturities of long-term debt as well as Long-term debt, as stated on the Consolidated Statements of Financial Position. **Total liquidity** refers to the liquid financial assets we had available at the respective end of the reporting period to fund our business operations and pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. **Net debt** results from total debt less total liquidity. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies, and accordingly we believe that presentation of Net debt is useful for those concerned. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information about the usefulness and limitations of Net debt, see → C.12 NOTES AND FORWARD-LOOKING STATEMENTS.

(in millions of €)	Year ended September 30, 2012	2011
Short-term debt and current maturities of long-term debt	3,826	3,660
Long-term debt	16,880	14,280
Total debt	**20,707**	**17,940**
Cash and cash equivalents	(10,891)	(12,468)
Available-for-sale financial assets (current)	(524)	(477)
Total liquidity	**(11,415)**	**(12,945)**
Net debt[1]	**9,292**	**4,995**

1 We typically need a considerable portion of our cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time. Net debt comprises items as stated on → D.3 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION.

The changes in Net debt from fiscal 2011 to 2012 may also be presented as follows:

CHANGES IN NET DEBT (IN MILLIONS OF €)


4,995
697
(7,693)
5,034
6,259
9,292
Net debt at September 30, 2011
Net cash used in the build-up of operating net working capital[1]
Income and other changes in net cash provided by operating activities
Net cash used in investing activities[2]
Changes in certain financing activities[3]
Net debt at September 30, 2012
Total net cash provided by operating activities[2]

1 In fiscal 2012, net cash used in the build-up of operating net working capital included net cash used in inventories less advance payments received of €85 million, net cash provided by trade and other receivables of €157 million, net cash provided by trade payables of €197 million and net cash used in billings in excess of costs and in estimated earnings on incompleted contracts and related advances of €965 million.

2 Continuing operations.

3 Included in fiscal 2012 primarily cash outflows related to dividends paid of totaling €2.784 billion and to purchase of common stock of €1.721 billion.

Commercial paper program – We have a US$9.0 billion (€7.0 billion) global multi-currency commercial paper program in place, which includes the ability to issue US$-denominated extendible notes. In fiscal 2012 we issued commercial paper in varying amounts to fund our ongoing short-term capital requirements. Our issuances of commercial paper typically have a maturity of less than 90 days. As of September 30, 2012, we had no commercial paper outstanding. All commercial paper issued in fiscal 2012 was completely repaid within the year.

Notes and bonds – We have a "program for the issuance of debt instruments" (debt issuance program, formerly called medium-term note program) of €15.0 billion in place which we update on a regular basis. The last update was made in May 2012. Under this program, we issued the following instruments:

> In September 2012, we issued €1.4 billion and £1.0 billion in fixed-rate instruments in four tranches comprising €400 million in 0.375% instruments due in September 2014, €1.0 billion in 1.50% instruments due in March 2020, £350 million in 2.75% instruments due in September 2025 and £650 million in 3.75% instruments due in September 2042.
> In February 2012, we issued US$400 million in floating rate notes (three months London Interbank Offered Rate + 1.40%) due in February 2019.
> In February 2009, we issued €4.0 billion in fixed-rate instruments in two tranches comprising €2.0 billion in 4.125% instruments due in February 2013 and €2.0 billion in 5.125% instruments due in February 2017.
> In June 2008, we issued €3.4 billion in fixed-rate instruments in three tranches, comprising: €1.2 billion in 5.25% instruments due in December 2011, which were redeemed at face value on their maturity date; €1.0 billion in 5.375% instruments due in June 2014 and €1.2 billion in 5.625% instruments due in June 2018.
> In August 2008, we increased two tranches of the €3.4 billion fixed-rate instruments by €750 million, including €350 million in 5.25% instruments due in December 2011, which were redeemed at face value on their maturity date and €400 million in 5.625% instruments due in June 2018.
> In March 2006, we issued US$1.0 billion in notes in two tranches comprising US$500 million in floating rate notes (three months London Interbank Offered Rate + 0.15%) due in March 2012, which were redeemed at face value on their maturity date and US$500 million in 5.625% notes due in March 2016.

The nominal amount outstanding under the debt issuance program was €9.9 billion as of September 30, 2012.

In February 2012, Siemens issued US$ bonds with warrant units in an aggregate principal amount of US$3.0 billion in two tranches. The bonds due in August 2017 have a volume of US$1.5 billion and a coupon of notional 1.05% per annum; the bonds due in August 2019 have a volume of US$1.5 billion and a coupon of notional 1.65% per annum. The exercise price of the warrants was fixed at 137.5% of the reference price. On that basis, the exercise price amounts to €104.0018 per share. At issuance, one warrant will entitle its holder to receive 1,806.1496 Siemens AG shares. The warrants result in option rights relating to a total of about 21.7 million Siemens AG shares. The equivalent amount of these bonds outstanding as of September 30, 2012 was €2.3 billion.

In September 2006, we issued a subordinated hybrid bond in two tranches, a euro tranche of €900 million in 5.25% notes and a British pound tranche of £750 million in 6.125% notes, both tranches with a final legal maturity in September 2066. The company has a call option after ten years or thereafter. If the bond is not called, both tranches will become floating rate notes according to the conditions of the bond. The total nominal amount of our hybrid bond as of September 30, 2012 was €1.8 billion.

In August 2006, we issued notes totaling US$5.0 billion. These notes were issued in four tranches comprising: US$750 million in floating rate notes (three months London Interbank Offered Rate + 0.05%) due in August 2009, which were redeemed at face value at their maturity date; US$750 million in 5.5% notes due in February 2012, which were redeemed at face value on their maturity date; US$1.750 billion in 5.75% notes due in October 2016 and US$1.750 billion in 6.125% notes due in August 2026. We may redeem, at any time, all or some of the fixed rate notes at the early redemption amount (call) according to the conditions of the notes. The nominal amount of these notes outstanding as of September 30, 2012 was €2.7 billion.

Assignable loans – In June 2008, we issued four tranches of assignable loans with an aggregate amount of €1.1 billion: €370 million in floating rate notes (six months European Interbank Offered Rate + 0.55%) and €113.5 million in 5.283% notes, both maturing in June 2013 and €283.5 million in floating rate notes (six months European Interbank Offered Rate + 0.7%) and €333 million in 5.435% notes, both maturing in June 2015.

Both floating rate tranches were called in August 2011 and redeemed in December 2011 at face value.

Credit facilities – We have three credit facilities at our disposal for general corporate purposes. Our credit facilities as of September 30, 2012, consisted of €7.5 billion in committed lines of credit. These facilities included:

> a €4.0 billion undrawn syndicated multi-currency revolving credit facility provided by a syndicate of international banks with a 5 year tenor and two one-year extension options, which was signed in April 2012. It replaced a US$5.0 billion syndicated multi-currency revolving credit facility, which expired in March 2012;
> a €450 million bilateral undrawn revolving credit facility provided by a domestic bank expired in September 2012. This credit facility has been extended to September 2013;
> a US$4.0 billion syndicated multi-currency credit facility expiring August 2013 provided by a syndicate of international banks. This facility comprised a US$1.0 billion (€0.8 billion) term loan which was drawn in January 2007 and is due in August 2013 as well as an undrawn US$3.0 billion (€2.3 billion) revolving tranche.

As of September 30, 2012, €6.8 billion of these lines of credit remained unused.

The maturity profile of the loans, notes and bonds described above is presented below:

LOANS, NOTES AND BONDS MATURITY PROFILE
(NOMINAL AMOUNTS OUTSTANDING IN BILLIONS OF €)


2.9
1.4
0.3
2.2[1]
1.8
0.4
4.5[2]
1.6
1.5
1.0
0.4
1.4
0.8
1.8[1]
2013
2014
2015
2016
2017
2018
2019
2020
2025
2026
2042
2066

1 The maturity of the hybrid bond depends on the exercise of a call option: the bond is callable by us in September 2016 and thereafter, with a final legal maturity ending in September 2066.
2 We may redeem, at any time, all or some of US$-notes, issued in August 2006, at the early redemption amount (call) according to the conditions of the notes.

As mentioned above Siemens AG maintains two lines of credit of €4 billion and of US$4 billion, respectively. These two lines of credit provide its lenders with a right of termination in the event that (1) Siemens AG becomes a subsidiary of another company or (2) a person or a group of persons acting in concert acquires control over Siemens AG by being able to exercise decisive influence over its activities (Art. 3 (2) of Council Regulation (EC) 139/2004). In addition, Siemens AG has a bilateral credit line at its disposal in the amount of €450 million as mentioned above which may be terminated by the lender if major changes in Siemens AG's corporate legal situation occur that jeopardize the orderly repayment of the credit.

None of our credit facilities contains a material adverse change provision of the type often found in facilities of such nature and none of our global commercial paper and debt issuance programs nor our credit facilities contain specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral.

Further information about our bonds and the other components of our debt as well as about the use of financial instruments for hedging purposes is provided in → NOTES 22 AND 31 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Investing activities in intangible assets and property, plant and equipment – Additions to intangible assets and property, plant and equipment from continuing operations increased from €2.163 billion in the prior year to €2.206 billion in fiscal 2012. The majority of the additions, €1.619 billion, took place in the Sectors. The remaining portion, €587 million related mainly to SRE associated with SRE's responsibility for uniform and comprehensive management of real estate of our company worldwide.

We directed significant portions of our additions to intangible assets and property, plant and equipment in fiscal 2012 to expand capacities in strategic growth markets, particularly including emerging markets; to safeguard or enhance market share; and to secure leadership or competitiveness in technology-driven growth markets. Energy's additions totaled €532 million. They included extension of capacities and facilities such as for the technology-driven wind power market, particularly in Europe, as well as improvement and expansion of market presence in Brazil, Russia, India and China (BRIC countries) at Power Transmission. Considerable amounts at Energy were also used at Fossil Power Generation, including for the rationalization of production processes with regard to technical equipment and machines. Healthcare additions totaled €354 million in fiscal 2012, including additions to intangibles such as licenses as well as developing and implementing software and IT solutions, mainly relating to the medical imaging, therapy systems and laboratory diagnostics businesses. Industry spent a large portion of its additions to intangible assets and property, plant and equipment of €442 million for the replacement of products and ramping up capacities, particularly at Industry Automation in China, and implementing additional productivity measures, particularly at Drive Technologies. Infrastructure & Cities spent the largest amount of its additions of €290 million at the Power Grid Solutions & Products business, mainly for investments in innovations at Low and Medium Voltage. The Sector also invested significant amounts for strengthening its regional footprint in emerging markets and its position in fast-growing market segments.

The changes of additions to intangible assets and property, plant and equipment from fiscal 2011 to 2012 are as follows:

ADDITIONS TO INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT (IN MILLIONS OF €)



Siemens (continuing operations)
FY 2012
2,206
FY 2011
2,163
2%
Energy Sector
FY 2012
532
FY 2011
587
(9)%
Healthcare Sector
FY 2012
354
FY 2011
284
25%
Industry Sector
FY 2012
442
FY 2011
451
(2)%
Infrastructure & Cities Sector
FY 2012
290
FY 2011
264
10%

For continuing operations the ratio of the items Additions to intangibles assets and property, plant and equipment and Additions to assets held for rental in operating leases to depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill was 94% for fiscal 2012.

Dividend – At the Annual Shareholders' Meeting scheduled for January 23, 2013, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2012: distribution of a dividend of €3.00 on each no-par value share entitled to the dividend for fiscal year 2012 existing at the date of the Annual Shareholders' Meeting, which in the aggregate amounts to an at present expected total distribution of approximately €2.5 billion.

Other capital requirements – As expected, the current fiscal year included significant cash outflows relating to the divestment of Siemens IT Solutions and Services in fiscal 2011. We expect that this divestment will occasion further significant cash outflows in future periods that might reach a remaining mid triple-digit million € amount in total.

As mentioned earlier, Siemens announced in August 2012 that it would adjust its capital structure through share buybacks amounting to up to €3 billion by December 30, 2012. In fiscal 2012 we recorded cash outflows of €1.721 billion relating to the repurchase of 23,202,500 treasury shares at a weighted average share price of €76.14. After the end of the fiscal 2012 we recorded additional cash outflows of €1.2 billion relating to the share buyback program.

Other capital requirements also include expected significant cash outflows in coming quarters relating to charges for program-related productivity measures in Sectors in connection with "Siemens 2014," a company-wide program supporting our One Siemens framework for sustainable value creation.

With our ability to generate positive operating cash flows, our total liquidity of €11.415 billion and our €6.8 billion in undrawn lines of credit and given our credit ratings at year-end we believe that we have sufficient flexibility to fund our capital requirements including scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding and portfolio activities. Also in our opinion, our working capital is sufficient for the Company's present requirements.

C.4.4.1 CONTRACTUAL OBLIGATIONS

In the ordinary course of business, Siemens' primary contractual obligations regarding cash relate to debt, purchase obligations and operating leases.

The following table summarizes our contractual obligations as of September 30, 2012 that will result in future cash outflows:

PAYMENTS DUE BY PERIOD

(in millions of €)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Debt	20,707	3,826	1,940	7,325	7,615
Purchase obligations	20,519	14,097	3,256	1,650	1,515
Operating leases	3,167	812	1,043	543	770
Total contractual obligations	**44,392**	**18,735**	**6,239**	**9,519**	**9,899**

Debt – As of September 30, 2012, Siemens had €20.707 billion of short- and long-term debt, of which €3.826 billion will become due within the next twelve months. Short-term debt includes current maturities of long-term debt, as well as loans from banks coming due within the next twelve months. Further information about the components of debt is given in → NOTE 22 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Debt for Siemens as of September 30, 2012 consisted of the following:

(in millions of €)	Short-term	Long-term	Total
Notes and bonds	2,018	16,194	18,212
Loans from banks	1,505	449	1,954
Other financial indebtedness	270	110	380
Obligations under finance leases	33	128	161
Total debt	**3,826**	**16,880**	**20,707**

Purchase obligations – Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify all of the following items: (1) fixed or minimum quantities, (2) fixed, minimum or variable price provisions and (3) approximate timing of the transaction. As of September 30, 2012, Siemens had €20.519 billion in purchase obligations. These purchase obligations primarily related to agreements of our Sectors on the purchase of goods such as property plant and equipment, intangible assets, raw materials and supplies or to the purchase of services such as advertising or maintenance. These purchase obligations have not been recognized as liabilities or expenses as of September 30, 2012.

In December 2010, Siemens and AtoS signed an option agreement (written call option) which granted AtoS the right to acquire Siemens IT Solutions and Services. Closing of the transaction was on July 1, 2011. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens. The expected remaining cash outflows from the outsourcing contract are included in these purchase obligations. For further information on that transaction see → NOTE 4 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Operating leases – As of September 30, 2012, Siemens had a total of €3.167 billion in total future payment obligations under non-cancelable operating leases, mainly relating to SRE activities.

Other – Siemens is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs related to remediation and environmental protection, which amounted to €1.224 billion as of September 30, 2012, and costs primarily associated with the removal of leasehold improvements at the end of the lease term of €58 million as of September 30, 2012. The environmental clean-up costs related to remediation and environmental protection liabilities have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). For additional information with respect to asset retirement obligations, see → NOTE 24 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Our liquidity may be adversely affected in future periods by regular or special contributions to fund our pension plans and similar commitments. As of September 30, 2012, our liability for pension plans and similar commitments as recognized in the Consolidated Statements of Financial Positions amounted to €9.926 billion. However, the recognized liability may fluctuate significantly in future periods due to changes in assumptions, in particular the discount rate, rate of future compensation increases and pension progression. Actual developments may differ from assumptions due to changing market, economic and governmental regulatory conditions, thereby resulting in an increase or decrease of the liability. Employer contributions expected to be paid to the funded pension plans during fiscal 2013 are €625 million, including contributions due to contractual and legal obligations of approximately €0.3 billion. Additional contributions to our pension benefit plans may be made or contractually agreed at the discretion of our management after the end of the reporting period. In fiscal 2009, Siemens reached an agreement with the trustees of certain pension plans in the U.K., which may lead to contractually agreed contributions of up to approximately €0.8 billion in coming years. For additional information regarding contributions to the fund our pension plans and similar commitments see → NOTE 23 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

For further information with respect to contractual obligations see → NOTE 32 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.4.4.2 OFF-BALANCE SHEET ARRANGEMENTS

Guarantees – Siemens guarantees are principally credit guarantees and guarantees of third-party performance. As of September 30, 2012, the undiscounted maximum amount of potential future payments for guarantees was €8.205 billion, including guarantees relating to discontinued operations. Credit guarantees cover the financial obligations of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and other companies accounted for using the equity method. Total credit guarantees were €635 million as of September 30, 2012. Furthermore, Siemens issues guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €1.566 billion as of September 30, 2012.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees legally and economically connected to each other in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. Total future payments potentially required by Siemens amounted to €2.29 billion as of September 30, 2012 and will be reduced by approximately €400 million per year over the remaining five-year contract period as of September 30, 2012. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Other guarantees amounted to €3.714 billion as of September 30, 2012 and included indemnifications issued in connection with dispositions of business entities. Such indemnifications, if customary to the relevant transactions, may protect the buyer from potential tax, legal and other risks in conjunction with the purchased business entity. Indemnifications primarily relate to NSN, disposed of in fiscal 2007, EN, disposed of in fiscal 2008, and to Siemens IT Solutions and Services, disposed of in fiscal 2011. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees.

Capital commitments – As of September 30, 2012, the Company had commitments to make capital contributions to various companies of €211 million.

For additional information with respect to guarantees and our other commitments, see → NOTE 28 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.4.4.3 FUNDING OF PENSION PLANS AND SIMILAR COMMITMENTS

As of September 30, 2012, the combined funded status of Siemens' pension plans showed an underfunding of €9.0 billion, compared to an underfunding of €6.2 billion as of September 30, 2011. A significant increase in Siemens' defined benefit obligation (DBO) was only partly offset by an increase in the fair value of Siemens' funded pension plan assets.

The DBO of Siemens' pension plans, which takes into account future compensation and pension increases, amounted to €33.0 billion on September 30, 2012, an increase of €5.9 billion from the DBO at the end of the prior fiscal year. The DBO increased primarily due to a decrease in the discount rate for domestic pension plans and almost all our foreign pension plans.

The fair value of Siemens' funded pension plan assets as of September 30, 2012, was €24.1 billion, compared to €21.0 billion at the end of the prior fiscal year. The increase was mainly due to the actual return on plan assets, which for fiscal 2012 amounted to €3.2 billion, resulting from both fixed income and equity investments. This represents a 15.6% actual return. For comparison, the expected return recognized through profit or loss for fiscal 2012 amounted to €1.3 billion, which corresponds to 6.3%.

FUNDED STATUS OF SIEMENS' PENSION PLANS (IN BILLIONS OF €)[1]



September 30, 2012
(9.0)
September 30, 2011
(6.2)

1 Continuing operations.

The funding policy for our pension plans is part of our overall commitment to sound financial management, which also includes ongoing analysis of the structure of its pension liabilities. To balance return and risk, we have developed a pension benefit risk management concept. We have identified that the prime risk is a decline in the plans' funded status as a result of the adverse development of plan assets and/or defined benefit obligations. The prime risk quantifies the expected maximum decline in the plans' funded status for a given confidence level over a given time horizon. We monitor our investments and our defined benefit obligations in order to measure such prime risk. A risk budget on the Group level forms the basis for determining of our investment strategy, i.e. the strategic allocation of plan assets among asset classes and the degree of hedging for interest rate risk. We regularly review both our risk budget and investment strategy with external experts from the international asset management and insurance industry to afford an integrated view of pension assets and pension liabilities. We select asset managers based on our quantitative and qualitative analysis, and then continually monitor their performance and risk both on a stand-alone basis, and in the broader portfolio context. We review the asset allocation of each plan in light of the duration of the related pension liabilities and analyze trends and events that may adversely affect asset values, so that we can initiate appropriate countermeasures at a very early stage.

We also regularly review the design of our pension plans. Historically, the majority of our pension plans have included significant defined benefits. However, in order to reduce exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases and other factors, we implemented new pension plans during the last several years in some of our important regional companies including those for Germany, the U.S. and the U.K. The benefits of these new plans are based predominantly on the contributions we make. They are still affected by longevity, inflation adjustments and compensation increases, but only to a minor extent. We expect to continue evaluating the need to implement similar plan designs in coming years, to better control future benefit obligations and related costs.

The combined funded status of Siemens' predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.7 billion as of September 30, 2012, compared to an underfunding of €0.8 billion at the end of the prior fiscal year. The underfunding decreased mainly due to a plan change of the main health care plan in the U.S. The group insurance program for a defined group of Siemens retirees is replaced by individual healthcare agreements between the affected beneficiaries and healthcare insurance providers, resulting in a one-time reduction of current and future contributions.

For more information on Siemens' pension plans, see → NOTE 23 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.5 NET ASSETS POSITION

During fiscal 2012, total assets increased to €108.282 billion, up from €104.243 billion the year before. Our total assets in fiscal 2012 were influenced by positive currency translation effects of €2.644 billion due mainly to the US$. Within total assets of €108.282 billion, total assets related to SFS increased to €17.405 billion as of September 30, 2012 from €14.602 billion a year earlier, driven by the growth strategy at SFS. These amounts represented 16% of Siemens' total assets in fiscal 2012, compared to 14% in the prior year. Total current assets were 48% in fiscal 2012, compared to 50% in the prior year.

The following table shows current assets at the respective balance sheet dates:

	Year ended September 30,	
(in millions of €)	2012	2011
Cash and cash equivalents	10,891	12,468
Available-for-sale financial assets	524	477
Trade and other receivables	15,220	14,847
Other current financial assets	2,901	2,628
Inventories	15,679	15,143
Income tax receivables	836	798
Other current assets	1,277	1,264
Assets classified as held for disposal	4,800	4,917
Total current assets	**52,129**	**52,542**

Cash and cash equivalents totaled €10.891 billion as of September 30, 2012. The decrease of €1.577 billion from the prior-year level was mainly due to net cash provided by operating activities of €6.972 billion, more than offset by net cash used in investing activities of €5.685 billion and net cash used in financing activities of €2.916 billion in fiscal 2012. For detailed information, see → C.4.3 CASH FLOWS.

The growth strategy at SFS was the primary factor in the increase year-over-year of €373 million in the line item Trade and other receivables and the increase of €273 million in the line item Other current financial assets.

The increase of €536 million year-over-year in the line item Inventories was due primarily to higher inventories in Total Sectors. This factor was most notable in the Energy Sector driven by higher finished goods and products held for resale and in the Infrastructure & Cities Sector driven by an increase in costs and earnings in excess of billings on uncompleted contracts.

Assets classified as held for disposal decreased to €4.800 billion as of September 30, 2012 compared to €4.917 billion a year earlier. The decline year-over-year was due primarily to lower assets at OSRAM and the sale of our 25% interest in OAO Power Machines partly offset by an increase in assets relating to the solar business, which was classified as discontinued operations during the fourth quarter of fiscal 2012.

Long-term assets at the respective balance sheet dates were as follows:

	Year ended September 30,	
(in millions of €)	2012	2011
Goodwill	17,069	15,706
Other intangible assets	4,595	4,444
Property, plant and equipment	10,763	10,477
Investments accounted for using the equity method	4,436	4,966
Other financial assets	14,666	12,126
Deferred tax assets	3,777	3,206
Other assets	846	776
Total long-term assets	**56,153**	**51,701**

Goodwill increased to €17.069 billion as of September 30, 2012 compared to €15.706 billion a year earlier. The increase in goodwill was due mainly to acquisitions and purchase accounting adjustments and to a lesser extent to currency translation differences. Acquisitions and purchase accounting adjustments included the acquisition of the Connectors and Measurements Division of Expro Holdings UK 3 Ltd in the Energy Sector, RuggedCom Inc. in the Industry Sector, the NEM B.V. business in the Energy Sector and eMeter Corporation in the Infrastructure & Cities Sector.

For information on additions to other intangible assets and property, plant and equipment see → C.4.4 CAPITAL RESOURCES AND REQUIREMENTS.

Investments accounted for using the equity method decreased year-over-year by €530 million. The main factor was a sharply higher equity investment loss related to our share in NSN year-over-year.

The line item Other financial assets increased to €14.666 billion as of September 30, 2012 compared to €12.126 billion a year earlier. The change was due primarily to higher loan receivables driven by the growth strategy at SFS, an increase in the non-current portion of the fair market values of financial derivatives used for our hedging activities and an increase in the market value of our shares in AtoS.

The table below shows our current and long-term liabilities at the respective balance sheet dates:

(in millions of €)	Year ended September 30, 2012	2011
Short-term debt and current maturities of long-term debt	3,826	3,660
Trade payables	8,036	7,677
Other current financial liabilities	1,460	2,247
Current provisions	4,750	5,168
Income tax payables	2,204	2,032
Other current liabilities	20,306	21,020
Liabilities associated with assets classified as held for disposal	2,054	1,756
Total current liabilities	**42,637**	**43,560**
Long-term debt	16,880	14,280
Pension plans and similar commitments	9,926	7,307
Deferred tax liabilities	494	595
Provisions	3,908	3,654
Other financial liabilities	1,083	824
Other liabilities	2,052	1,867
Total long-term liabilities	**34,344**	**28,527**

Short-term debt and current maturities of long-term debt increased by €166 million compared to the end of the prior fiscal year. The main factor of the increase were the reclassifications of €2.0 billion in 4.125% instruments, due in February 2013, and of US$1.0 billion term loan, due in August 2013, which was largely offset by redemptions, including €1.55 billion in 5.25% fixed-rate instruments, €0.7 billion in floating-rate assignable loans, US$0.5 billion in floating-rate notes and US$0.75 billion in 5.5% notes.

Trade payables increased to €8.036 billion as of September 30, 2012 compared to €7.677 billion a year earlier. The main factor in the increase was higher trade payables in the Energy Sector.

The decrease in the line item Other current financial liabilities to €1.460 billion as of September 30, 2012 from €2.247 billion in the prior-year is due mainly to a decrease in the current portion of the fair market values of financial derivatives used for our hedging activities and a decrease in miscellaneous liabilities, including liabilities relating to purchase price adjustments as well as purchase-price-related commitments in connection with the divestment of Siemens IT Solutions and Services.

Current provisions declined by €418 million compared to the prior year, which included substantial provisions related to particle therapy contracts in the Healthcare Sector and the divestment of Siemens IT Solutions and Services. Fiscal 2012 included an increase in provisions in the Energy Sector, primarily related to off-shore grid connection projects.

Other current liabilities decreased by €714 million compared to the prior year-end. The main factor was lower billings in excess of costs and estimated earnings on uncompleted contracts and related advances particularly in the Energy Sector.

Liabilities associated with assets classified as held for disposal increased to €2.054 billion as of September 30, 2012 from €1.756 billion in the prior year. The change year-over-year was due primarily to higher liabilities at OSRAM and the solar business, following its classification as discontinued operations as mentioned above.

Long-term debt increased by €2.601 billion due mainly to the issuance of US$3.0 billion bonds with warrant units and the issuance of €1.4 billion and £1.0 billion in fixed-rate instruments in four tranches. These issuances were partly offset by the above-mentioned reclassification in the line item Short-term debt and current maturities of long-term debt.

The line item Pension plans and similar commitments increased by €2.619 billion as of September 30, 2012, reflecting the increase in the underfunding of the funded status of Siemens' pension plans as of September 30, 2012 to €9.0 billion, compared to €6.2 billion a year earlier.

The increase in the line item Provisions of €254 million year-over-year related primarily to an increase in the Energy Sector including provisions arising from project charges mentioned above and to liabilities relating to our Hanau and Karlstein facilities, partly offset by a decrease in provisions related to the divestment of Siemens IT Solutions and Services.

The line item Other financial liabilities increased by €258 million year-over-year mainly related to an acquisition with a minority shareholder, who was granted a put-option on the noncontrolling interests.

Shareholders' equity and total assets were as follows:

	Year ended September 30,	
(in millions of €)	2012	2011
Total equity attributable to shareholders of Siemens AG	30,733	31,530
Equity ratio	*28%*	*30%*
Non-controlling interests	569	626
Total assets	108,282	104,243

Total equity attributable to shareholders of Siemens AG decreased from €31.530 billion at the end of fiscal 2011 to €30.733 billion at the end of fiscal 2012. In fiscal 2012, the main factors relating to the change in total equity attributable to shareholders of Siemens AG were: (1) Dividend payments of €2.629 billion (paid for fiscal 2011); (2) cancellation of 33,203,421 treasury shares, which reduced common stock from 914 million shares to 881 million shares; (3) repurchase of 23,202,500 treasury shares at a weighted average share price of €76.14; (4) net income attributable to shareholders of Siemens AG of €4.458 billion.

The line item Total equity attributable to shareholders of Siemens AG decreased by €797 million and total assets increased by €4.039 billion year-over-year, and as a result our equity ratio decreased to 28% as of September 30, 2012 compared to 30% in the prior-year.

For additional information on our net assets position, see → D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

European sovereign credit exposures – Due to the recent uncertainties with regard to European sovereign debt exposures we regularly monitor our credit exposures in particular to public and private sector debtors in Italy, Spain, Greece, Portugal and Ireland. These credit exposures include trade receivables from the sale of goods and services, receivables from finance leases and other financial assets. To evaluate these exposures we perform a credit rating for public and private sector debtors using different methods subject to centrally defined limits. For exposures to public sector debtors, which represented approximately a quarter of these exposures, we applied a specific policy: This policy provides that the rating applied to individual public sector customers cannot be better than the weakest of the sovereign ratings provided by Moody's, S&P's and Fitch for the respective country. Based on our ratings and our credit exposures to end customers or main contractors located in Italy, Spain, Greece, Portugal and Ireland, totaling a low single-digit billion € amount as of September 30, 2012, we believe that Siemens is well-positioned to bear these risks.

In fiscal 2012 we increased revenue by 7% year-over-year to €78.296 billion, with all four Sectors and all three reporting regions contributing to growth. New orders came in near the level of revenue but 10% lower compared to the prior year, which included substantially higher volumes from large orders in our Sectors Infrastructure & Cities and Energy. For example, orders a year earlier included Siemens' largest-ever order for trains, worth €3.7 billion.

In fiscal 2012, we achieved income from continuing operations of €5.184 billion. While this was one of our highest results ever, it was substantially lower than in the prior year and lower than we expected one year ago. The decline was due mainly to our Energy Sector which took substantial charges mainly related to projects with a complex marine and regulatory environment in the current period and benefited from the divestment of its share in Areva NP in the prior year. Due mainly to challenges in these projects we reduced our income guidance during fiscal 2012. Furthermore, profit in Energy in fiscal 2012 was also burdened by profit impacts of €327 million (pretax) related to a change in credit risk assessment for Iran. Income from continuing operations in fiscal 2012 was also held back by a less favorable market environment in the second half of the fiscal year. This was particularly evident in the Industry Sector where profit came in 10% lower year-over-year. Profit at Infrastructure & Cities in fiscal 2012 also declined year-over-year, as the Sector took €86 million (pretax) in charges at a rolling stock project in Germany. In contrast, our Healthcare Sector increased profit year-over-year. For comparison, profit at Healthcare in fiscal 2011 was burdened by charges related to particle therapy projects. In fiscal 2012, income from continuing operations was also burdened by a sharply higher loss at Equity Investments. This was due primarily to our share in NSN. In fiscal 2012, NSN took substantial restructuring charges in connection with its previously announced measures aimed at maintaining its long-term competitiveness and improving profitability.

Net income in fiscal 2012 was €4.590 billion, down from €6.321 billion a year earlier. This decline was due to lower income from continuing operations, only partly offset by lower losses from discontinued operations. In the prior year, discontinued operations were burdened by a substantial loss related to our former Siemens IT Solutions and Services business, partly offset by income from discontinued operations related to OSRAM. Income from discontinued operations related to OSRAM turned negative in the current period.

As a result of the above-mentioned profit impacts, two of our Sectors, Energy and Infrastructure & Cities, missed their respective adjusted EBITDA target ranges in fiscal 2012.

We achieved our target for capital efficiency measured in terms of ROCE (adjusted) on a continuing basis, with a result of 17.0%, well within our target range of 15% to 20%. ROCE (adjusted) on a continuing basis a year earlier was 25.3%, benefiting from the above-mentioned divestment at Energy.

Our Free cash flow from continuing operations declined to €4.790 billion, down 19% year-over-year. Free cash flow development was particularly influenced by lower income from continuing operations. Additional factors included cash outflows in the current period related to project-related charges in Healthcare.

In the fourth quarter of fiscal 2012, we initiated a share buyback program of up to €3.0 billion, to be financed partly by long-term debt, and issued bonds totaling €2.7 billion. These measures are aimed at taking advantage of favorable capital market conditions while reducing the gap to our capital structure target. We have set this target, defined as the ratio of adjusted industrial net debt to adjusted EBITDA, in the range of 0.5 to 1.0. In fiscal 2012, our capital structure was a positive 0.24 compared to a negative 0.14 in the prior fiscal year.

We believe that we achieved the goals we had announced in our Interim report for the third quarter of fiscal 2012. With regard to One Siemens, our framework for sustainable value creation, we believe that we did not fully succeed in our fundamental goal of continuous improvement relative to our markets and competitors. We believe that Agenda 2013, an initiative started by our Healthcare Sector at the beginning of fiscal 2012 is making a contribution to achieve these goals. We intend to expand these efforts on a company level. We therefore initiated "Siemens 2014", a company-wide program aimed at improving our productivity. We defined action areas for cutting our costs, strengthening our portfolio and becoming faster and less bureaucratic. These goals apply company-wide, with specific implementation measures to be developed by each Sector. While program-related productivity measures will burden Total Sectors profit, particularly in fiscal 2013, we expect that the productivity gains realized will enable us to achieve a Total Sectors profit margin of at least 12% by fiscal 2014.

In the fourth quarter of fiscal 2012 in connection with the "Siemens 2014" company program, we decided to divest our solar business, consisting of our solar thermal and photovoltaic activities, because they have not met our expectations with regard to a number of factors, including changed market conditions, lower growth and strong price pressure.

We intend to provide an attractive return to shareholders. We previously set a target range for our dividend payout percentage of 30% to 50% of Net income excluding selected exceptional non-cash effects. The Siemens Managing Board, in agreement with the Supervisory Board, proposes a dividend of €3.00 per share, unchanged from a year earlier. This proposal represents a dividend payout percentage of 56%, based on shares outstanding as of September 30, 2012.

C.7 SUBSEQUENT EVENTS

After the end of fiscal 2012, Siemens announced the acquisition of LMS International NV, Belgium, a leading provider of mechatronic simulation solutions. With the acquisition, which will be integrated in the Industry Sector's Industry Automation Division, Siemens intends to expand and complement the Industry Sector's product lifecycle management portfolio with mechatronic simulation and testing software. The purchase price amounts to approximately €680 million. The transaction is subject to approval by regulatory authorities. Closing is expected in the second quarter of fiscal 2013.

Also after the end of fiscal 2012, Siemens announced that it plans to divest the business activities included in the Industry Sector's Water Technologies Business Unit, which as of September 30, 2012 was part of the Industry Automation Division. The Business Unit's offerings comprise solutions for municipal and industrial water purification and wastewater treatment.

C.8 SUSTAINABILITY

C.8.1 Sustainability at Siemens

C.8.1.1 OVERVIEW

Sustainability is a guiding principle within our Company. Siemens has defined sustainability to mean acting responsibly on behalf of future generations to achieve economic, environmental and social progress. We are aware of the associated high standards and the possibility of conflicting goals. Nevertheless, the aim to create sustainable added value remains a key element of our corporate strategy. We are convinced that sustainability, in this sense, is also a business opportunity, and one that is worth seizing. One Siemens, our framework for sustainable value creation and capital-efficient growth addresses this business opportunity with its three strategic directions: Focus on innovation-driven growth markets, Get closer to our customers and Use the power of Siemens.

The products and solutions in our Environmental Portfolio and the innovative power of Siemens play a central role in contributing to environmental and climate protection while also strengthening our standing in these innovation-driven growth markets.

A close customer relationship based on trust and a competitive, globally balanced and localized network of suppliers supports us in getting closer to our customers all over the world.

Excellent employees are one of Siemens' vital strengths as they play a key role in our success and are the true power of Siemens. Leveraging the power of Siemens also means strictly adhering to clear principles of integrity – something we also expect of our partners and suppliers.

As all these examples clearly show, sustainability is not just embellishment at Siemens, it's the central theme of our corporate strategy. The following chapters will detail this understanding and will provide further information on Sustainability at Siemens.

C.8.1.2 SUSTAINABILITY MANAGEMENT AND ORGANIZATION

The importance we attach to the topic of sustainability is also evident in our programs and measures we execute and in the central positioning within the Company's organization. In our **Sustainability Program** we focus targets and activities in three areas: Business opportunities, Walk the talk, and Stakeholder engagement. In the first area we turn our approach to sustainability into concrete business opportunities. Walk the talk means we are committed to embedding sustainability throughout our organization and operations. In the third area we focus on collaboration with all relevant stakeholders.

Efficient sustainability management is a company-wide task that requires a clear organizational structure and a thorough anchoring of sustainability in our corporate culture. All our sustainability activities are steered by the **Chief Sustainability Officer**, who is a member of our Managing Board. In order to coordinate and manage our sustainability activities efficiently, we established the Siemens Sustainability Board, the Sustainability Office and the Siemens Sustainability Advisory Board.

The **Siemens Sustainability Board**, which is chaired by the Chief Sustainability Officer, is the central steering committee for sustainability at Siemens. In its regular meetings, it sets our sustainability strategy and adopts appropriate measures and

SIEMENS SUSTAINABILITY BOARD



Chief Sustainability Officer
Siemens Sustainability Board
Head of Corporate Communications and Government Affairs
Head of Corporate Strategies
Head of Corporate Human Resources – EMEA and Governance, Processes
Head of Environmental Protection, Health Management and Safety
Head of Corporate Technology – Research & Technology Center
Head of Corporate Finance – Reporting and Controlling
Head of Corporate Legal and Compliance
Chief Compliance Officer
CTO of Energy (Energy)
CEO of Imaging & Therapy Systems (Healthcare)
CEO of Customer Services (Industry)
CEO of Low and Medium Voltage (Infrastructure & Cities)
CEO of Siemens Financial Services
CEO of Cluster Brazil

initiatives. Our Chief Sustainability Officer also manages the **Sustainability Office**, which is responsible for implementing the sustainability strategy and for coordinating company-wide programs and measures.

To help us maintain an objective perspective on our sustainability challenges and performance, we have also created the **Siemens Sustainability Advisory Board** composed of nine eminent figures in science and industry from a range of disciplines and regions of the world. None are employees of Siemens. The Board meets at least twice a year, and through professional exchanges and concrete initiatives has already contributed to the further development of our sustainability program.

Furthermore, assigned Sustainability Managers in the Sectors and Clusters ensure that sustainability measures are implemented throughout the Company.

C.8.1.3 COLLABORATING FOR SUSTAINABILITY AND PERFORMANCE

Our sustainability efforts are generally based on our Business Conduct Guidelines, which provide the ethical and legal framework within which we conduct our business activities. They contain the basic principles and rules for our conduct within our Company and in relation to our external partners and the general public. Specific issues, such as those relating to the environment, are covered in more detailed regulations and guidelines. This comprehensive set of rules is generally binding for all companies controlled by Siemens.

Furthermore, we believe that close collaboration with stakeholders supports us in addressing complex, interlocking sustainability challenges and topics. Maintaining an intensive dialogue with partners along the supply chain and with external stakeholder groups and organizations is important for us: Siemens is actively engaged with leading global sustainability organizations, such as the World Business Council for Sustainable Development (WBCSD), and committed to international standards and guidelines for sustainability. For example, we signed on to the United Nations Global Compact in 2003 and became a signatory to the Global Compact's CEO Water Mandate in 2008; since fiscal 2011, we are member of the steering committee of the Global Compact's Caring for Climate initiative. We regularly report on our sustainability performance using the current guidelines (G3.0) of the Global Reporting Initiative (GRI), which aim at high transparency and comparability for corporate sustainability reporting.

Siemens has been part of the widely respected **Dow Jones Sustainability Index** for thirteen consecutive years and is ranked as Sector Leader in 2012 for Diversified Industrials for the fifth time in a row and as Supersector Leader for Industrial Goods and Services for the first time ever. We also earned high ratings on a number of other indexes and rankings, including those created by the prestigious **Carbon Disclosure Project (CDP)**. Siemens was included in CDP's Global 500 Carbon Disclosure Leadership Index (CDLI) for the fifth time in a row with one of the top scores in the world.

C.8.2 Research and development

C.8.2.1 RESEARCH AND DEVELOPMENT ORGANIZATION AND STRATEGY

In fiscal 2012, we continued to focus on the following areas in research and development (R&D): (1) ensuring long-term future viability, (2) enhancing technological competitiveness, and (3) optimizing the allocation of R&D resources.

Our R&D activities are geared toward ensuring sustainable energy supplies, which is essential to our long-term viability and competitiveness in the energy and infrastructure industries. Accordingly, major focus areas include:

> increasing the efficiency of both renewable and conventional power generation,
> improving low-loss power transmission, and
> finding new solutions for intelligent power networks (smart grids), carbon dioxide separation in power plants, and energy storage systems for volatile renewable energies.

Another major focus is promoting more efficient energy use in buildings, industrial facilities, and the transport sector – for example through the development of electric drives and faster charging stations for electric vehicles.

Across all focus areas, we recognize the vital importance of sophisticated software solutions – not just for the areas mentioned above but also in nearly all of the other fields in which Siemens is active. Siemens software was used, for example, to virtually develop, build, test, and continually optimize the Red Bull Formula 1 championship-winning car throughout the 2011 season. The same is true of the Mars rover "Curiosity," which landed on the red planet in August 2012. Siemens software was used here to digitally design, assemble, and test a virtual rover before the first prototype was even constructed.

R&D activities are carried out by both our Sectors and our Corporate Technology (CT) department. The Sectors focus their R&D efforts on the next generations of their products and solutions. In contrast, the aim of CT is to be a strong innovation partner for operational units and to help secure our technology and innovation future while strengthening Siemens as an integrated technology company.

CT has more than 7,000 employees and is set up as a worldwide network with primary locations in Germany, the U.S., Austria, Russia, India, and China. Among CT's employees, approximately 4,000 software engineers at locations in Asia, Europe and the Americas develop and implement software for new products and services for our Sectors. CT makes important contributions along the entire value chain, from research and development to production technology, manufacturing processes, and testing procedures.

The technology fields cover all technological areas of Siemens. They include research on materials that help make our products more efficient and the creation of IT platforms, security solutions, software architecture, technical systems, energy technologies, sensors, and electronic components. CT also conducts research into new solutions for automation, medical information systems, and imaging processes. This portfolio is supplemented by innovation projects for electric mobility, sustainable urban development, and biotechnology – in other words, fields with major strategic importance for us. All of CT's activities are chosen to optimize the allocation of R&D resources, with a balance between support for the Sectors' current offerings and development of longer-term opportunities.

CT also strategically handles the intellectual property of Siemens. Around 350 experts help the Company register patents and trademarks, establish them, and put them to profitable use. CT also acts as a coordinator and leader with regard to key strategic issues at Siemens, such as lean management and production, standardization, and project management.

Cooperations with universities and non-university research institutes make an important contribution to Siemens' capacity to innovate. The key goals of these partnerships are:

> tapping the potential for joint research and development projects,
> developing and extending the network of universities or research institutes with which Siemens works and increasing communication between Siemens and these universities or institutes, and
> strengthening the appeal of Siemens to highly qualified young people as a potential employer.

In addition, Siemens takes part in publicly funded research programs. The most important research areas include the development of sustainable technologies, the networking of machines, and the creation of new materials and sustainable recycling.

C.8.2.2 RESEARCH & DEVELOPMENT FIGURES

In fiscal 2012, we recognized research and development expenses of €4.238 billion, compared to €3.899 billion in fiscal 2011 and €3.547 billion in fiscal 2010. The resulting R&D intensity, defined as the ratio of R&D expenses and revenue, of 5.4% was higher than in fiscal 2011 and fiscal 2010.

R&D INTENSITY

	Research and development expenses (in billions of €)	Research and development intensity[1]
FY 2012	4.238	5.4%
FY 2011	3.899	5.3%
FY 2010	3.547	5.2%

1 R&D intensity is defined as the ratio of R&D expenses and revenue.

R&D expenses and intensities for the Sectors in fiscal 2012, 2011 and 2010 were as follows:

R&D EXPENSES

(in millions of €)	FY 2012	FY 2011	FY 2010
Energy	840	756	651
Healthcare	1,314	1,173	1,116
Industry	1,215	1,128	993
Infrastructure & Cities	699	696	591

R&D INTENSITY

	FY 2012	FY 2011	FY 2010
Energy	3.0%	3.1%	2.9%
Healthcare	9.6%	9.4%	9.0%
Industry	5.9%	5.8%	5.7%
Infrastructure & Cities	4.0%	4.1%	3.6%

Corporate Technology incurred additional R&D expenses.

R&D INDICATORS[1]

(in thousands)	FY 2012	FY 2011
Employees[2]	29.5	27.7
Inventions[3]	8.9	8.6
First patent applications[4]	4.6	4.3

1 Continuing operations.
2 Average number of employees in fiscal year.
3 Number of inventions submitted by Business Units based on an internal reporting.
4 First filings as part of the inventions submitted to patent offices.

In our continuing operations, we had an average of approximately 12,900 R&D employees in Germany and approximately 16,700 R&D employees in 30 countries outside of Germany during fiscal 2012, including the U.S., China, Austria, India, Slovakia, Switzerland, the U.K., Croatia, Sweden, Denmark, Mexico, and France.

As of September 30, 2012, the Company held approximately 57,300 patents worldwide in its continuing operations, compared to approximately 53,300 patents as of September 30, 2011. In terms of the number of published patent applications in calendar year 2011, Siemens in total ranked third in Germany and – for the second consecutive year – first in Europe. In terms of the number of patents granted in the U.S., Siemens in total ranked tenth in calendar year 2011.

	2011	2010	2009
Germany – German Patent and Trademark Office (DPMA)	3	3	3
Europe – European Patent Office (EPO)	1	1	2
U.S. – United States Patent and Trademark Office (US PTO)	10	9	13

C.8.2.3 RESEARCH & DEVELOPMENT IN THE SECTORS

Our R&D activities in the **Energy** Sector are focused on developing processes for the efficient generation and transmission of electrical energy. Major R&D areas in this respect are the development of

> technologies for low-loss electricity transmission,
> advanced gas turbines that increase the efficiency and reduce emissions of power plants,
> combined cycle power plants to increase the availability of electricity through higher flexibility,
> wind turbine innovations,
> technologies that extract the greenhouse gas carbon dioxide from the flue gas that occurs during fossil fuel-fired power generation (carbon capture and storage), and
> a subsea power grid to extract deep-sea oil and natural gas drilling economically.

Examples of research and development at Energy include Type B75 rotor blades for wind turbines, each of which has a length of 75 meters; this makes them, to our knowledge, the longest rotor blades in operation in the world at the moment. At 25 tons, the B75 is also a lightweight, as it is 10% to 20% lighter than similar rotor blades. Heavy rotor blades are subjected to higher stress loads and also require more massive nacelles, towers, and foundations. Intelligent design and low weight therefore have a positive effect on the cost of electricity produced.

In 2011, a combined cycle power generation island delivered by Siemens in Irsching, Germany, proved an unprecedented net efficiency rating of 60.75% at an output of 578 megawatts. An even more efficient combined cycle plant will soon be built in Düsseldorf. With an anticipated efficiency rating of more than 61% and a previously unattained district heating range, Siemens expects to set new records in both categories. The total capacity factor for natural gas as a fuel will reach around 85%.

High-voltage direct-current (HVDC) technology is now making it possible to transport electricity over great distances with minimal losses. In 2009, Siemens put the first overhead HVDC line into operation with an unprecedented direct current capacity of 800,000 volts. Siemens recently successfully tested its first HVDC transformer technology with a voltage of 1.1 million volts. The higher the voltage carried by HVDC cables, the lower the transmission losses and the higher the transmission capacity.

R&D activities in our **Healthcare** Sector focus on meeting customer challenges from three major trends: the world's population continues to grow rapidly and to get older. In addition, older people make up a higher percentage of the population. These trends put increasing pressure on healthcare providers to gather more accurate diagnostic information more efficiently about a wider range of potential disease conditions and to integrate that information more effectively with treatment options.

One focus area involves combining various imaging methods that provide increasingly detailed and faster three-dimensional insights into the body of a patient, while subjecting him or her to less discomfort. We combine such imaging processes with therapeutic measures, laboratory diagnostics, and information technology to create more coordinated workflows. One example is the world's only fully integrated whole-body magnetic resonance (MR) and positron emission tomography (PET) system, Biograph mMR, which for the first time allows physicians to simultaneously see the position of organs within the body, their function, and their metabolism. In this way they can, for example, see the position of a tumor, identify its type, and observe its activity.

Another focus area is automating clinical work processes and optimizing laboratory diagnostics, which puts physicians in a position to identify diseases even more precisely and at an earlier stage. Physicians are then able to tailor therapies more closely to a patient's needs, by monitoring the effect of medications more accurately and exploiting the evaluation and analytical capabilities of modern computer technology. The Sector also develops products that meet the specific, targeted requirements of the healthcare systems of emerging countries.

Among the R&D priorities in the **Industry** Sector is the software-based integration of product planning and production processes within the framework of product lifecycle management. The objective is to accelerate processes at every point along the value chain, so that time to market can be reduced by as much as 50%. The further development of automation technology, and industrial IT and industry software in particular, plays a major role here. This is especially true in the case of metal production, where the IT-supported planning and operation of entire steel mills has significantly changed and will further influence manufacturing processes in the steel sector.

In addition, the Industry Sector also strives to achieve greater energy efficiency, reduce raw material consumption, and reduce emissions. These objectives also guide the development of technology-based service concepts such as energy management and remote maintenance systems, and the creation of efficient solutions for steel production that also conserve resources.

R&D activities in our **Infrastructure & Cities** Sector focus on urban growth issues. Main research fields therefore cover sustainable technologies for major metropolitan areas and their infrastructures. The aims are to increase energy efficiency, reduce burdens on the environment, and improve the overall economy and the quality of life in cities. To this end, the Sector develops building technologies that conserve energy, solutions for ensuring an efficient and secure supply of electricity in cities, and intelligent traffic and transport systems. Examples here include the extremely light and almost fully recyclable Inspiro modular subway train, and the Desigo building management system, which integrates several system components within the buildings themselves, and which also leads to significant energy savings. In addition, researchers are looking for ways to integrate buildings into smart grids so as to allow them to transfer the electricity they produce into the network and provide additional power during peak demand times. One innovative technology that can be used for this is SIESTORAGE – a modular storage unit that balances out the power generation fluctuations that are typical of electricity produced from renewable sources by stepping in to provide energy during brief power outages.

C.8.3 Supply chain management

Supply chain management at Siemens aims to contribute to the success of our businesses in a significant and sustainable way. The principal goal of our supply chain management activities is to ensure the availability and quality of the materials we require to serve our customers.

In fiscal 2012, Siemens' purchasing volume, i.e. external spend, amounted to approximately €40 billion which equals roughly half of our total revenue.


Sectorspecific material
€40
billion
Pooled directed and
indirect material
> 50%
Siemens-wide managed

We focused on continuing to enhance our supply chain management and strengthening Siemens' competitiveness by achieving substantial savings. The main enablers for that were already part of the Supply Chain Management initiative that was successfully completed prior to fiscal 2012. In line with our strategic priorities, we further developed and continuously rolled out our enablers for leveraging saving potential. These enablers include

- **Siemens-wide managed volume:** We bundle more than half of our purchasing volume on the corporate level where it is managed by dedicated organizations for both direct and indirect material. For the direct material, we set up more than 20 category management teams and started more than 200 cross-functional commodity engineering projects aiming to bring down material cost together with our suppliers. The strategic and operational procurement for all indirect material throughout Siemens has been brought together in a global organization. By integrating the former procurement offices for indirect material in the Sectors and regions, we achieve substantial economies of scale effects through worldwide bundling of volume and consolidation of resources.
- **Sourcing from emerging markets:** One essential element of moving towards a globally balanced supply chain network is to constantly increase the share of sourcing from emerging markets (Global Value Sourcing countries, GVS). To accomplish this goal, we identify, select and fully qualify suppliers from Global Value Sourcing countries, and engage them in a continuous development process thereafter. Additionally, we encourage and support our suppliers to expand their operations in order to follow our manufacturing footprint in Global Value Sourcing countries. In fiscal 2012 we further increased our GVS share on a comparable basis.
- **E-sourcing:** We significantly increased the share of external purchases that we award via electronic bidding over the last few years from low single digit levels to significantly more than 10%.

Strengthening Siemens' innovation power by leveraging our supplier network is another strategic priority. With our Siemens Supplier Forum we have established a platform for the regular dialogue on CEO level with our top strategic suppliers, aiming to ensure long-term cost leadership, realize shared growth potential and sustainably increase innovation capabilities. To promote outstanding suppliers for their excellence, we have introduced the Siemens Supplier Awards for a number of categories.

As in previous years, the supply chain management organization had to face external challenges in fiscal 2012. Although the strong pricing pressure in supplier markets declined compared to fiscal 2011, we see indications from the geopolitical environment that prices may increase again in the near future. Despite this possibility, we expect to maintain the procurement savings gains and overall productivity increases for Siemens that our supply chain management organization has achieved in recent years.

Another important topic for our supply chain management is sustainability in our supply chain. We require all of our suppliers to comply with the principles of our Code of Conduct for Siemens Suppliers and to support its implementation in their own supply chains as well. We also continued with worldwide on-site sustainability audits by external experts to ensure the compliance with our standards and to encourage sustainable business conduct throughout our entire global supply chain. In addition, we further rolled out our Siemens Energy Efficiency Program for suppliers. We work with our suppliers to conduct environmental and energy efficiency checks of their own facilities, so they can identify opportunities for reducing their consumption of energy and other resources. In this regard, we draw upon the expertise and know-how gained in connection with our own environmental program and our Environmental Portfolio. By the end of fiscal 2012, more than 900 of our suppliers worldwide have completed these comprehensive assessments and nearly 400 others are involved in the program.

C.8.4 Production

In-house production is an important cornerstone of our operations. Siemens operates more than 290 **major production and manufacturing plants** in more than 40 countries worldwide, including facilities at certain joint ventures and associated companies. A major production and manufacturing plant is defined as a facility at Business Unit level in which raw or source materials are transformed into finished goods on a large scale by using equipment and production resources such as machines, tools, energy and labor. Around 150 major production and manufacturing plants are located in the region Europe, C.I.S., Africa, Middle East; around 80 major production and manufacturing plants are located in the region Americas and around 70 major production and manufacturing plants are located in the region Asia, Australia. With around 110 major production and manufacturing plants, the Energy Sector accounts for the greatest proportion of these, followed by the Infrastructure & Cities Sector (around 80 major facilities), the Industry Sector (around 70 major facilities) and the Healthcare Sector (around 40 major facilities).

Key elements of our production strategy include sustained improvement in the cost position for our products and solutions, and locating production sites geographically to support the development of new markets. China, for example, is one of our largest growth markets, and we have established our presence there with around 50 major production and manufacturing plants. One of the most significant features of our production activities is the diversity of products, volumes and processes: The spectrum of our products ranges from hearing aids to a 600-tonne steam turbine; production volume can be anything from a single customer-specific order to high-tech serial production; and production processes range from automated production in clean rooms to manual final assembly of major installations on construction sites.

We designed the **Siemens Production System (SPS)** in our aim to continuously improve our global production processes. The SPS is our structured approach to designing and operating the production operations of Siemens in accordance with so-called "lean" principles. These principles aim to reduce or eliminate activities in our business processes that add no customer value. This helps us satisfy the increasingly demanding requirements of our customers while streamlining our cost position and those of our customers compared with competitors.

With the implementation of lean principles in our production operations, we aim to simultaneously achieve both shorter lead times and higher quality in our processes, products and solutions. This enables us to react even more flexibly to our customers' demands and to increase our delivery reliability. By now, the SPS has already been established in more than 190 of our major production and manufacturing facilities worldwide.

It is our strategy to ensure that all of our production and manufacturing facilities apply lean principles and that these principles are also adopted by other functions such as administration or engineering. For the latter purpose, we have widened the range of our **lean expert qualifications** by adding specific training programs for employees engaged in administration. By the end of fiscal 2012, a total of more than 620 employees have joined (and in part already completed) lean expert qualification programs for production and / or administration.

C.8.5 Quality management

Outstanding quality in our products and solutions is a key success factor for our Company. We believe that Siemens is known for high **quality** in its business processes and customer projects, which many customers consider essential in meeting their needs.

Our main objective in terms of quality is high customer satisfaction, which we measure using the Net Promoter Score, which is discussed in more detail below. Internal audits and assessments, together with regular benchmarking, help us ensure the effectiveness and further development of our quality management. Our quality management system is designed to meet or exceed relevant recognized international standards.

We aim to maintain a strong culture of continuous improvement and high transparency. Transparency in this context means to measure quality and make it visible. To that end, we have developed a comprehensive quality approach throughout the Company to increase the quality of our products and processes. We have defined binding standards in the areas of quality responsibility, quality controlling, process quality and quality awareness for all Siemens units worldwide.

The quality management organization, with some 10,000 employees in our continuing operations, is well established at all levels of our business and is operating actively for quality management and quality assurance within our operational units. We believe that it is particularly important to ensure that quality is measurable and transparent.

The quality of our products and processes depends strongly on the capabilities of our employees. **Training on quality** is therefore an integral part of our corporate culture. Training opportunities are made available to all employees. This applies in particular to quality managers who, as experts in their fields, must demonstrate expertise with the relevant quality tools. Professional development options include web-based solutions, training plans specific to particular target groups, and on-the-job training. We regularly expand the portfolio of our training courses to complement traditional areas of the Siemens Quality Management approach such as quality management in projects, inspections and audits, and quality tools. We develop training courses in cooperation with experienced internal personnel and experts from universities and partner institutions. This approach seeks to ensure effective transfer of expertise within the Company as well as to and from external specialists.

Product safety is an essential aspect of product quality and an element of technical compliance. For this reason, product safety is also a strategic objective of the entire value-added process. Safe product design encompasses the safety of all products and services developed, manufactured and sold by Siemens. It involves and defines requirements for just about every function in the Company and addresses the entire lifecycle from development, production and maintenance / repair to enhancement / modification until final disposal. Accordingly, we consider legal requirements and relevant standards as well as the current state of science and technology.

C.8.6 Distribution and customer relations

Our Sectors, Divisions and Business Units, and SFS have global responsibility for their business, sales and results. They are able to support customers around the world directly from their respective headquarters, especially for large contracts and projects. However, most of our customers are small and medium-sized companies and organizations that require local support. To address local business opportunities with them, we are able to draw upon a large global sales force steered by our regional companies. They are responsible for the distribution of the Siemens portfolio across our Sectors and Divisions in their respective countries. This keeps us close to our customers and positions us to offer fast and customizable solutions to their business needs. We are currently present in around 190 countries. Because of our long-lasting local presence we are often perceived as local citizens. Taking the fast-growing BRIC countries as an example, we founded our first subsidiary in Russia in 1855, opened our first permanent office in China in 1904, founded our Brazilian subsidiary Siemens do Brasil in 1905 and our first Indian subsidiary in 1924.

Sustainable customer relationships are the basis for our long-term success. We employ a structured key account management approach throughout the Company to take care of our key customers. This means that we seek to tailor our products and solutions to their size and regional site structures, and we aim to ensure that our key account managers continually develop and maintain relationships with them over the long term. This approach is supplemented by our Executive Relationship Program, in which all members of the Company's Managing Board stay in direct contact with selected customers and maintain an ongoing dialogue with them to familiarize Siemens with their needs.

Our business success is strongly dependent on the satisfaction of our customers. For this reason, we measure customer satisfaction in every unit of the Company using the Net Promoter Score (NPS). This internationally recognized and commonly applied managerial performance indicator, which we determine annually on a worldwide basis by means of customer surveys, measures the referral rate of our customers. The NPS for fiscal 2012 was based on the results of more than 24,100 interviews, compared to more than 25,000 interviews in fiscal 2011. In fiscal 2012, our company-wide NPS increased substantially compared to fiscal 2011.

To ensure the high quality and continuous improvement of our customer support, we have developed our Account Management Excellence Program and our Sales Management Excellence Program. We carry out strength-and-weakness analyses as well as training and qualification measures under these programs, aiming to ensure consistently high standards in our worldwide customer relationship management. In fiscal 2012 we successfully implemented our Key Account Manager Certification Program to ensure high quality and consistent standards at our customer interfaces.

An elementary component of all our global marketing and selling activities is compliance with applicable laws and internal rules and regulations.

Our systematic efforts to achieve customer satisfaction have been recognized by outside institutions. In 2012, for example, Siemens ranked in a leading position in Customer Relationship Management in the "Diversified Industrials" category of the SAM Dow Jones Sustainability Index for the 3rd time in a row.

C.8.7 Environmental Portfolio

KEY PERFORMANCE INDICATORS

	Year ended September 30, 2012	2011
Revenue generated by the Siemens Environmental Portfolio (continuing operations; in billions of €)	33.2	30.2
Accumulated annual customer reductions of carbon dioxide emissions generated by elements from the Siemens Environmental Portfolio (continuing operations; in millions of tons)	332	257

Our Environmental Portfolio serves as an example of how we strive to align our business activities with the aforementioned megatrends, in this case climate change. The Environmental Portfolio consists of products, systems, solutions and services (Environmental Portfolio elements) that reduce negative impacts on the environment and emissions of carbon dioxide and other greenhouse gases (defined together in the following as carbon dioxide emissions) responsible for climate change.

In addition to its environmental benefits, our Environmental Portfolio enables us to compete successfully in attractive markets and generate profitable growth. In fiscal 2010, we set ourselves a revenue target for the Environmental Portfolio within the One Siemens framework: to exceed €40 billion in revenue from the Environmental Portfolio by the end of fiscal 2014. We continue to strive for that goal, although due to the planned disposal of OSRAM, our Water Technologies Business Unit, and our solar business it will be much more challenging to achieve it.

In fiscal 2012 revenues from continuing operations from the Environmental Portfolio amounted to €33.2 billion, up from comparable revenues of €30.2 billion in the previous fiscal year. Therefore our Environmental Portfolio accounted for 42% of our revenues from continuing operations in fiscal 2012. These revenues include revenues from newly developed and additionally qualified elements, and exclude revenues from elements that no longer fulfill our qualifications.

With our Environmental Portfolio we intend, among other things, to help our customers reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through an increase in productivity. Taking together all elements of the Environmental Portfolio that were installed at customer locations since the beginning of fiscal 2002 and remain in use today, we have reduced customer carbon dioxide emissions by 332 million tons in fiscal 2012, equaling 41% of Germany's total annual carbon dioxide emissions in calendar year 2010.

C.8.7.1 REPORTING PRINCIPLES

We report the revenue from our Environmental Portfolio and the annual customer reductions of carbon dioxide emissions generated by it in accordance with internal regulations defined in our Environmental Portfolio Guideline. This Guideline is based on the Reporting Principles of the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard, revised edition, and the Greenhouse Gas Protocol for Project Accounting; both published by World Resources Institute (WRI) and World Business Council for Sustainable Development (WBCSD).

Those principles are relevance, completeness, consistency, transparency, accuracy and conservativeness. As there are currently no accepted international standards for identification and reporting of so-called green products, we are engaging in standardization activities with external organizations. The revenue generated by the Environmental Portfolio is recognized in accordance with revenue recognition policies as described in → NOTE 2 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.8.7.2 GOVERNANCE – PROCESSES AND DEFINITIONS

The qualification of Environmental Portfolio elements as well as their respective reporting is based on defined processes and criteria. In principle, any product, system, solution or service of Siemens'continuing operations may qualify for the Environmental Portfolio. The business portfolio of Siemens' continuing operations is reviewed annually regarding the qualification of Environmental Portfolio elements based on the criteria described below. This covers the inclusion of newly developed elements as well as the integration of additionally qualified elements where evidence of fulfillment of the qualification criteria was not available in prior reporting periods. For additionally qualified Environmental Portfolio elements, we report their prior-year revenue and prior-year contribution to reducing customer carbon dioxide emissions on a comparable basis. Elements that no longer fulfill our qualification criteria are excluded from our Environmental Portfolio.

Prior to inclusion in the Environmental Portfolio, potential new Environmental Portfolio elements have to undergo a multilevel internal evaluation process. The Sustainability Board annually acknowledges changes in the composition of the Environmental Portfolio. One task of the Sustainability Board is also to discuss potential concerns of stakeholders with regard to the inclusion or deletion of certain technologies in the Environmental Portfolio.

C.8.7.3 CRITERIA FOR INCLUSION OF ENVIRONMENTAL PORTFOLIO ELEMENTS

An Environmental Portfolio element can be a product, a system, a solution or a service as defined above. Furthermore, a core component of a system or solution may qualify as an Environmental Portfolio element if the component provided by Siemens is key to enabling environmental benefits resulting from the system's or solution's overall application. To qualify for inclusion in the Environmental Portfolio, an element must meet one of the selection criteria described below, which are energy efficiency, renewable energy or environmental technologies. Products, systems, solutions and services with planned application in military use or nuclear power are not included in the Environmental Portfolio.

- **Energy efficiency:** The criteria for energy efficiency are an improvement in energy efficiency of 20% or more during the customer use phase compared to the applicable baseline, or a reduction of at least 100,000 metric tons of carbon dioxide equivalents per reporting period in the customer use phase. Examples of elements that meet the energy efficiency criterion are combined cycle power plants and intelligent building technology systems.
- **Renewable energy:** This criterion covers technologies in the field of renewable energy sources such as wind turbines or smart grid applications and their respective core components.
- **Environmental technologies:** This criterion is related to water and wastewater treatment, air pollution control, waste reduction, recycling, e-car infrastructure and its core components. Additionally, a criterion for the Healthcare Sector is an environmental impact reduction in terms of noise, radiation or total weight of at least 25% compared to the baseline.

C.8.7.4 BASELINE METHODS

Energy efficiency, annual customer reduction of carbon dioxide and environmental impact are all assessed by a comparison with a reference solution (baseline). There are three different options for the reference solution: before-after comparison, comparison with a reference technology or comparison with the installed base. The baselines are reviewed annually and, if necessary, adjusted, such as when statistical data on the installed base is updated because of technical innovations or regulatory changes. The calculation of the reduction of carbon dioxide emissions is based on a comparison for every relevant Environmental Portfolio element with a baseline. For this calculation, we focus on those elements that have a material impact on the overall carbon dioxide emissions reduction. For some emission reduction calculations, the baseline reference for the installed base is determined using known global emission factors such as those for power production. The baselines used for our calculations are mainly based on data of the International Energy Agency (IEA) for gross power production and for grid losses, on data from the Intergovernmental Panel on Climate Change (IPCC) for fuel based emission factors, and our own assessments of power production efficiency. For consistency reasons, we generally apply global emission factors for calculating emission reductions.

C.8.7.5 REPORTING ESTIMATES

The inclusion of elements in the Environmental Portfolio is based on criteria, methodologies and assumptions that other companies and other stakeholders may view differently. Factors that may cause differences, among others, are: choice of applicable baseline methodology, application of global emission factors that may be different from local conditions, use patterns at customers that may be different from standard use patterns used for carbon dioxide abatement calculations and expert estimates if no other data is available.

To date, there is no applicable international standard that applies across companies for qualifying products, systems, solutions and services for environmental and climate protection, or for compiling and calculating the respective revenues and the quantity of reduced carbon dioxide emissions attributable to such products, systems, solutions and services. Accordingly, revenues from our Environmental Portfolio and the reduction of our customers' annual carbon dioxide emissions may not be comparable with similar information reported by other companies. Furthermore, we subject revenues from our Environmental Portfolio and the reduction of our customers' annual carbon dioxide emissions to internal documentation and review requirements that are less sophisticated than those applicable to our financial information. We may change our policies for recognizing revenues from our Environmental Portfolio and the reduction of our customers' annual carbon dioxide emissions in the future without previous notice.

As in previous years, we again commissioned an independent accounting firm with a limited assurance engagement to review the reported results for our Environmental Portfolio for fiscal 2012. This review was conducted in accordance with the International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements Other than Audits or Reviews of Historical Financial Information. Nothing came to the attention of the independent accounting firm that would cause them to believe that the section Siemens Environmental Portfolio 2012 of the Environmental Portfolio Report 2012 – containing the revenues generated by the Environmental Portfolio and the annual customer reduction of carbon dioxide emissions attributable to it – has not been prepared, in all material respects, in accordance with the defined reporting principles.

C.8.8 Environmental performance

KEY PERFORMANCE INDICATORS[1]

	Year ended September 30,	
	2012	2011
Energy efficiency improvement compared to baseline in fiscal 2010	8%	4%
Waste efficiency improvement compared to baseline in fiscal 2010	6%	10%
Waste for disposal reduction compared to baseline in fiscal 2010	4%	(3)%
Carbon dioxide efficiency improvement compared to baseline in fiscal 2010	12%	5%

1 Continuing operations.

C.8.8.1 EHS MANAGEMENT SYSTEM

Siemens' EHS (Environmental Protection, Health Management and Safety) management system lays down principles and standards intended to ensure that we meet today's global ecological challenges responsibly. It helps our Company Units to comply with applicable laws and regulations, satisfy our corporate requirements properly and achieve our Siemens-wide environmental targets according to our environmental program. Our EHS Management rules are generally binding for continuing operations of Siemens. We conduct regular internal audits to review our performance and progress and create a loop of continuous improvement.

C.8.8.2 ENVIRONMENTAL PROGRAM

One of the most important things we do in the context of environmental protection is to monitor and optimize our energy and resource efficiency. For this reason, in fiscal 2012, Siemens has launched Serve the Environment, a new enterprise-wide environmental program. We committed to the following main program targets:

> to continue systematically our effort to improve energy efficiency, which shall also lead to an improvement of our carbon dioxide efficiency;
> to increase our waste efficiency by 1% annually by fiscal 2014; and
> to reduce our waste for disposal by 1% annually by fiscal 2014.

Furthermore, Siemens uses a new approach to water resources management developed in 2012. In locations where there are particular risks about water (for example as a result of aridity, high waste-water loads or poorly developed technical infrastructure), we define targets matched to local conditions and thereby effectively reduce risks and negative impacts on the environment. Finally, our environmental program also addresses air pollution, defining alternative solutions for any ozone-depleting substances still in legally permissible use and generating a complete solvent balance sheets – even those we use in quantities below statutory minimum thresholds. We achieve the implementation of our program targets by integrating local targets and measures at our sites into our existing environmental management systems.

We measure environmental impact and the results of our environmental program using an IT-based environmental information system. We calculate our key performance indicators (KPIs) for all office and production sites of environmental relevance using environmental data gathered quarterly. The base year to which all year-on-year comparisons relate is fiscal 2010. We calculate environmental performance on a portfolio-adjusted basis. This approach enables us to survey and compare our environmental performance over time, regardless of acquisitions and disposals.

We have recently refined the methodology employed to determine our energy efficiency. We now use a single KPI which incorporates weighted calculations of the primary energy input for all of the energy sources used at our sites. This KPI takes into account the amount of energy used to extract, convert and distribute the fuels consumed. Fossil energy sources receive a higher primary energy factor than renewable energy sources. Siemens sites can accordingly increase their energy efficiency and reduce the impact on natural resources of their energy demands by strategically adjusting their choice of energy sources.

We achieved all of the targets we set ourselves in fiscal 2012. Our energy efficiency rose by 8% compared with the base year. We also made progress with our waste efficiency, which improved by 6% compared with the base year, while waste for disposal fell by 4% measured against the base year quantity.

C.8.9 Employees

KEY PERFOMANCE INDICATORS[1]

	Year ended September 30, 2012	2011
Employee fluctuation rate[2]	10.7%	12.9%
Proportion of women (percentage of employees in management positions)	15.3%	14.6%
Expenses for continuing education (in millions of €)[3]	283	251
Expenses per employee for continuing education (in €)[3]	693	608

1 Continuing and discontinued operations.
2 Employee fluctuation rate is defined as the ratio of voluntary and involuntary exits from Siemens during the fiscal year to the average number of employees.
3 Without travel expenses.

Excellent employees are one of Siemens' vital strengths. They have made Siemens what it is today and their expertise, their capabilities and their high level of engagement are laying the basis for our future success. To stay competitive we need to continuously win and retain the best and brightest employees worldwide. As an employer of choice we empower our diverse and engaged people worldwide based on a high-performance culture, encourage life-long learning and development, offer an attractive working environment and ensure occupational health and safety.

EMPLOYEES BY SEGMENTS AS OF SEPTEMBER 30, 2012 (IN THOUSANDS)[1]



Energy: 86 (23%)
Other: 36 (10%)
Financial Services: 3 (1%)
Healthcare: 51 (14%)
370
Industry: 105 (28%)
Infrastructure & Cities: 89 (24%)

1 Continuing operations.

Fair-minded collaboration among Company management, employees and employee representatives plays a central role at Siemens. As one of the largest corporate employers in Germany and worldwide we are committed to our social responsibility and respect and uphold the fundamental rights of our employees.

In fiscal 2012, more than 286,000 Siemens employees (excluding OSRAM) took part in our worldwide employee survey relating to employee engagement (Siemens Global Engagement Survey 2012). The survey was globally distributed in 40 languages across our Company. The results continue to demonstrate the strong commitment of our employees to Siemens, its values and its strategy. The survey results also identify potential areas for further improvement, which will be assessed by the Company.

C.8.9.1 DIVERSITY

As a global player, the vast and diverse range of our employees' capabilities, experience and qualifications forms a substantial competitive advantage and supports our value proposition as an employer.

The Global Diversity Office coordinates strategies, measures and programs across Siemens following these Diversity-principles:

> we want to have the best person for every position;
> we want to provide opportunities for diversity of experience and interaction; and
> we want to achieve diversity of thinking across our Company.

Diversity networks and programs – Our Global networks promote and discuss diversity topics across the Company, such as the Global Leadership Organization of Women (GLOW), Diversity Ambassador and Generations Networks. In addition, we have over 100 local employee networks worldwide with employees actively engaged in diversity-related programs and activities.

Diversity Charter – Since its launch in December 2010, more than 14.000 Siemens employees have pledged their support by signing the Siemens Diversity Charter showcasing a strong grass-roots support for diversity at Siemens.

EMPLOYEES BY REGIONS AS OF SEPTEMBER 30, 2012 (IN THOUSANDS)[1]



Asia, Australia: 63 (17%)
therein China: 31 (8%)
therein India: 19 (5%)
Europe, C.I.S.[2], Africa, Middle East: 222 (60%)
therein Germany: 119 (32%)
370
Americas: 84 (23%)
therein U.S.: 57 (15%)

1 Continuing operations.
2 Commonwealth of Independent States.

Diversity Scorecard – To measure our progress in the area of diversity, we have a scorecard based on five parameters, which we track yearly and compare to prior years: These five parameters include professional knowledge, diversity at all levels, composition of our top talent pool, culture and branding, and experience mix.

Diversity in management – We've developed our management recruitment processes to ensure that the preliminary selection of candidates reflects the diversity of our customers and employees at all levels and in all regions. For example the percentage of women in management at Siemens globally has today nearly doubled since fiscal 2002 to 15.3%.

Work-life integration – A growing number of employees seek more flexibility in how they balance work with the rest of their lives, for example, childcare responsibilities. At many of our locations worldwide, we now provide options for flexible work schedules, part-time work and telecommuting. At the same time, particularly in Germany, we are expanding the availability of childcare options near the Company, such as nurseries, daycare centers and children's after-school centers – taking local conditions into account.

C.8.9.2 LEARNING AND CONTINUING EDUCATION

We aim to further develop the qualification and expertise of our employees at all locations. In fiscal 2012, we invested around €283 million for continuing education (without travel expenses), which equals about €693 per employee. These expenses include training courses and programs both for individual employees and for entire organizational units or categories of employees. For example, we prepare our next-generation managers for their future responsibilities through the Siemens Leadership Excellence Program. So-called Siemens Core Learning Programs impart skills and capabilities specific to the requirements of particular job categories at Siemens and are an important lever for the systematic development of our employees worldwide. Functional training measures address the development of specific skills within particular business functions. Cross-functional training improves skills and capabilities that are relevant across multiple job categories or business functions.

Siemens continues to be one of Germany's largest providers of professional education for secondary school graduates (7.200 places for Siemens trainees and 2.600 places for trainees from other companies). As in previous years, we again made 250 trainee positions available to disadvantaged youths. In addition, we offer for the first time a professional education according to the German system to 29 school graduates coming from 13 European countries.

C.8.9.3 SUPPORTING A HIGH PERFORMANCE CULTURE

To ensure high performance at all levels, our compensation system for our top executives and senior management worldwide includes a variable component that depends on three target categories: Unit Performance (against internal financial targets as well as further strategic unit targets, such as performance against competition), Individual Performance and Siemens Performance.

C.8.9.4 GLOBAL SIEMENS EQUITY CULTURE

Siemens established its first employee share program in Germany as early as 1969, following the Company's reorganization as a stock exchange-listed corporation. The aim was to enable as many employees as possible to participate in Siemens' long-term future development. Over the years, thousands of employees in Germany have acquired Siemens shares with the Company's financial support. Building on this success in Germany, Siemens' Managing Board decided in 2008 to extend employee and management participation. In the same year, the first wave of the new global Share Matching Plan was rolled out in seven countries. Today, Siemens offers approximately 94% of its employees in 54 countries the opportunity to participate in the plan. The Share Matching Plan is based on a simple principle: Employees participating in the plan will receive one Siemens share without payment of consideration (matching share) for every three Siemens shares bought and continuously held over a period of three years. Only condition: The employee still needs to be employed by Siemens. Clear purpose of the plan has always been to make stock ownership available to employees at all income levels.

We are convinced that empowering employees with shares motivates them to assume greater responsibilities and helps them identify more closely with the company they work for – a fundamental prerequisite for the sustainable development of Siemens. In 2011, the Global Equity Organization (GEO), the largest international organization concerned with share plans and equity-based compensation, presented Siemens AG with the Judges Award – for overall excellence with regard to global benefit schemes. Siemens AG was commended by the GEO jury for its strategy of establishing a truly global equity culture within the Company, taking all employees worldwide into consideration.

C.8.9.5 EMPLOYEE RIGHTS AND RELATIONS TO EMPLOYEE REPRESENTATIVES

We aim to respect and uphold the fundamental rights of our employees. Underscoring this commitment, Siemens, the Siemens Central Works Council, the German trade union IG Metall and the global industrial union IndustriAll have signed an international framework agreement on the principles of corporate responsibility. The agreement reaffirms Siemens' commitment to fundamental employee rights – which already apply worldwide and are firmly anchored in the Business Conduct Guidelines.

C.8.9.6 OCCUPATIONAL SAFETY AND HEALTH MANAGEMENT

Occupational safety and health management are key elements of our company's sustainability strategy and an integral part of our business processes. We therefore develop central projects and processes that are then applied locally in conjunction with programs that are individually adapted to the respective business activity. Occupational safety and health management are an integral part of our Business Conduct Guidelines, our internal monitoring systems, and our risk management and internal control systems. In addition, occupational safety is part of an international framework agreement between Siemens AG, the Central Works Council of Siemens AG, IG Metall and the global union IndustriAll.

Promote a culture of safety – In the past, occupational safety was often characterized by a focus on technical protective measures, an approach which achieved considerable success. We are convinced, however, that further improvement can be achieved only through an actively practiced occupational safety culture and optimum working conditions – in every country and for all Siemens employees as well as those of our contractor partners. Both as a company and as individuals we are responsible for ensuring that the working environment at Siemens is safe at all times and for every employee. At present, local best practices exist which we can build on. We will achieve sustainability, however, only through a global and consistent approach.

Our customers, suppliers and regulatory authorities expect high safety standards from us. We aim to meet their expectations worldwide through our Zero Harm Culture @ Siemens program, comprising three principles:

> zero accidents is achievable;
> we make no compromises on safety and health; and
> we look out for one another.

The program receives global support and has a local orientation. That means we start by analyzing the current status and the safety situation locally, with the aim of learning from positive examples and optimizing processes through improvement potential. The program will be launched globally – under the responsibility of the Sectors – at the beginning of fiscal 2013.

Regrettably, we report four work-related fatalities of Siemens employees and 15 work-related fatalities of contractors in fiscal 2012. In the previous year there were three fatalities involving Siemens employees and twelve involving contractors.

Promoting health – Siemens has established a high standard of occupational health and safety to avoid work-related health risks and promote employees' health with a sustainable approach. We help our employees assume responsibility for their own personal behavior in health-related matters, and support health-promoting general conditions within the Company. We promote the physical, mental and social well-being of our employees through a range of activities governing the five topics of healthy work environment, psychosocial well-being, physical activity, healthy nutrition and medical care.

We also defined requirements for a Siemens health management system (HMS) which provides a Siemens-wide approach to controlling health management in a systematic and sustainable manner. Company units can revert to it if they want to integrate health in the organizational structure and working processes.

C.8.10 Compliance

KEY PERFORMANCE INDICATORS[1]

	Year ended September 30,	
	2012	2011
Inquiries submitted to the Ask us help desk	1,009	1,740
Incidents reported to the Tell us help desk and the ombudsman	715	787
therein treated as plausible	*612*	*683*
Disciplinary sanctions	266	306
therein warnings	*173*	*179*
therein dismissals	*73*	*77*
therein other[2]	*20*	*50*

1 Continuing and discontinued operations.
2 Includes loss of variable and voluntary compensation elements, transfer and suspension.

The Siemens Business Conduct Guidelines provide the ethical and legal framework within which we conduct our business activities. Our compliance system aims to ensure that all our worldwide business practices remain within this framework as well as in compliance with applicable laws. To serve this purpose, our compliance system includes three pillars: prevent, detect and respond. We are continuously working on further integrating compliance into our business activities, and on strengthening our efforts in combating corruption, together with other market participants and governmental organizations (Collective Action).

To measure perceptions related to compliance among Siemens employees, we have continued conducting regular surveys of the large majority of Siemens employees. Since fiscal 2010, compliance perception forms a part of the annual Siemens Global Engagement Survey which has also been conducted in the reporting period.

The Ask us help desk encourages our employees to ask their compliance-related questions. Employees submitted 1,009 inquiries to the help desk in fiscal 2012. We believe the decline from 1,740 inquiries in fiscal 2011 is due to improvements made in our processes and to increasing knowledge and understanding of compliance policies and processes among Siemens employees. Furthermore, all employees can pose questions directly to the compliance officer responsible for their unit.

The Tell us help desk and the Company's ombudsman are two secured reporting channels that can be used by our employees and external stakeholders to report violations of external and internal rules. These reports are passed on to our compliance organization. In fiscal 2012, the number of incidents reported to the Tell us help desk and the ombudsman was 715, of these 612 were initially plausible and required further inquiries or investigations in order to clarify the reported incidents.

Furthermore, possible misbehavior may also be reported directly to the Compliance Organization, particularly to the Compliance Officers in our individual company units. Our employees make regularly use of this reporting channel. We perceive this as an indication of the confidence they place in our Compliance Organization.

On December 9, 2009, Siemens launched a global US$100 million Siemens Integrity Initiative to support organizations and projects that fight corruption and fraud through Collective Action, education and training. This initiative is part of the World Bank Siemens AG comprehensive settlement of July 2, 2009. The status of the 31 projects funded within the first funding round with a total contractual funding volume of US$37.7 million was presented to the World Bank in March 2012, based on the first annual report on the Siemens Integrity Initiative which is online publicly available.

On October 12, 2012, the Company received the Year Four Report from the Compliance Monitor Dr. Theodor Waigel, whom Siemens had engaged as part of the settlement reached with U.S. authorities in December 2008. During Year Four, the Monitor evaluated the long-term sustainability of Siemens' compliance program and its compliance risk assessment and compliance program evaluation processes, in addition to risk-based themes and the implementation of Year Two and Year Three recommendations. As was set forth in the Settlement Agreement with the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ), this Year Four Report contains (1) an evaluation of the open recommendations from the Year Two and Year Three Reports plus (2) again a certification by the Compliance Monitor that the compliance program of Siemens, including its policies and procedures, is reasonably designed and implemented to detect and prevent violations within Siemens of anti-corruption laws. The Year Four report also states that all recommendations from Year Two and Year Three reports are fully implemented. Since the Year Four Report does not include any new recommendations, this means that all recommendations of the Monitor are fully implemented. As was set forth in the aforementioned settlement, the Monitorship ends four years after the settlement date on December 15, 2012.

At the beginning of fiscal 2011, we have launched a system of four compliance priorities to further develop and improve our compliance system. The compliance priorities have guided our activities in fiscal 2012. These included initial implementation of a new compliance risk assessment covering all Siemens entities, which the Sectors, Divisions and Clusters as well as cross-sector businesses are required to perform on a regular basis, and the development and roll out of a new anti-trust compliance program.

Effective from fiscal 2013 we have updated the compliance priorities as follows:

COMPLIANCE PRIORITIES EFFECTIVE FY 2013


Compliance priorities
Stand for Integrity
Our aim is to further encourage business management responsibility for compliance and to continue promoting responsible business practices in our markets with Collective Action and the Siemens Integrity Initiative.
Committed to Business
We want to leverage the Compliance system to support sustainable growth and as a competitive advantage.
Manage Risk & Assurance
We continue to develop the compliance risk management and to provide reliable assurance for our business entities.
Focus on Efficiency
We focus on increasing the efficiency of compliance operations and collaboration.

These compliance priorities will also determine our goals for fiscal 2013. Our ongoing aim is to encourage sound business judgment that is based upon management responsibility for compliance and backed by robust assurance provided by the compliance organization.

C.8.11 Corporate citizenship

Siemens is committed to providing long-term benefits to the societies in which we operate, through **corporate citizenship** activities that extend beyond our actual business operations. We deploy many different resources to act on this commitment, with a particular emphasis on company competencies and employee volunteering. Fundamental to corporate citizenship at Siemens is our commitment to the U.N. Global Compact, a principle-based framework for businesses, and to the U.N. Millennium Development Goals, a set of eight international development goals that member states have agreed to achieve by 2015. We also maintain an ongoing dialogue with key opinion-makers around the world.

We apply high management standards and strategically focus our corporate citizenship activities in areas where our resources and expertise can make a meaningful difference:

> Education and Science: Our goal is to maintain a continuous dialogue with young people and to identify and foster talent from an early age on. We support educational and research activities particularly in natural sciences, engineering and healthcare.
> Social: Projects in this area aim to bring about a systematic and lasting improvement in people's living conditions. In addition we provide urgent humanitarian relief, including financial and technical assistance after natural disasters.
> Environment: We want to make an effective contribution towards protecting the environment, particularly through our core competencies, and raise environmental awareness among younger generations.
> Arts and Culture: We support Arts and Culture because a society's cultural heritage is a key aspect of its identity.

The Siemens Stiftung – The Siemens Stiftung is dedicated to the values of Werner von Siemens and wants to empower people to actively contribute towards social development. It focuses on holistic, non-business-related, transferable projects and models in sub-Saharan Africa, Latin America and Europe, with a particular emphasis on Germany.

Established in 2008 with a capital of €390 million, Siemens Stiftung is a nonprofit foundation under German civil law. It complements Siemens' corporate citizenship activities and cooperates with the other five corporate foundations established by the Company in Argentina, Brazil, Columbia, the United States and France.

C.9 REPORT ON EXPECTED DEVELOPMENTS AND ASSOCIATED MATERIAL OPPORTUNITIES AND RISKS

C.9.1 Report on expected developments

C.9.1.1 WORLDWIDE ECONOMY

According to predictions of IHS Global Insight, global GDP growth is expected to stabilize in 2013, but at 2.6% it would remain below its long-term trend rate of around 3.5%. The economic outlook is dampened mainly by the unstable situation in Europe, as the continuing stagnation of growth and financial uncertainty in this region cause headwinds for global demand and the global economy in general. Furthermore, automatic spending cuts and tax increases that could take effect in the U.S. at the beginning of 2013 ("fiscal cliff") could have a major negative impact on the U.S. and the global economy. Moreover, geopolitical tensions in North Africa and the Middle East may lead to a surge in oil prices, which could further hamper global economic activity. On the upside, the global economy could gain support from expansive monetary measures in emerging markets and developed economies, especially the long-term bond-buying program (Quantitative Easing 3, or QE3) in the U.S. and the government bond purchase program (Outright Monetary Transactions, OMT) of the European Central Bank, and an increase in fiscal spending in China. Overall, GDP growth is expected to continue to be markedly higher in emerging markets than in industrialized countries.

Europe's economic performance is expected to remain sluggish in the years ahead, as the region's crisis countries will continue to suffer from high government debt levels, tight fiscal policies and high levels of unemployment. The weak economic development in the south is forecast to continue to dampen northern export economies such as Germany. Nevertheless, Germany should still be able to grow slightly due to strengthened domestic demand. In particular private consumption is expected to grow further due to low unemployment and solid growth in real wages. Exports could continue to contribute to growth despite the deep recessions in many Euro-area economies, because non-Eurozone countries are becoming more and more important for German exporters. The geopolitical development in the Middle East and Africa has a strong influence on oil prices and thus on costs in global supply chains. For example, sanctions including oil embargos against Iran and spillover effects of political turmoil in Syria could lead to higher oil prices and a slowdown of economic activity.

Within the **Americas**, much in the U.S. will depend on the handling of the fiscal cliff, which if it takes place would result in expiration of broad-based personal income tax cuts and implementation of federal spending cuts. These in turn could lead to a recession in the U.S. Some support for the economy will come from the Federal Reserve Bank. QE3, the decision of the Federal Reserve to make monthly purchases of mortgage-backed securities worth US$40 billion, should lower longer-term interest rates and support investment spending and the real estate market in 2013. Latin America is expected to profit from reacceleration of growth in Brazil, which should benefit from the expansive monetary policy of the Brazilian Central Bank. Beyond that, Brazil's planned investments related to the upcoming World Cup in 2014 and the Olympic Games in 2016 should provide a strong fiscal stimulus.

In **Asia**, China and India continue to be major growth engines. The increase in government spending should help China's economy counteract the negative effect of low export demand. Growth in Asia is also supported by other fast-growing countries including Indonesia and Vietnam, whose production should expand by 5% to 6% in the coming years. The outlook for Japan is less optimistic. For 2013 growth will slow down again, as consumer spending is still subdued and deflation risk has increased again. India could benefit from its announced macroeconomic reform package. The Indian rupee, which lost 25% of its value between July 2011 and September 2012, stabilized after the announcement. The underdeveloped infrastructure of the country is still a major risk for industrial growth. Major grid failures due to a persistent energy supply-demand gap can severely hurt economic activity.

All in all, growth in global GDP is expected to gradually go back to the pre-crisis trend of around 3.5% in 2014. Nevertheless, the financial crisis in the advanced economies will have a lasting effect. For example, there remain significant downside risks of a new escalation of the European sovereign debt crisis. On the other hand, a fast resolution of the crisis could bring growth back to trend sooner than expected.

Gross fixed investments in real terms are expected to grow faster than GDP in both 2013 and 2014. On a global basis, IHS Global Insight is estimating 4.2% growth in gross fixed investments in 2013 and 5.7% growth in 2014. In both years the Asia, Australia and Americas regions are expected to achieve clear growth in gross fixed investments while the Europe, C.I.S., Africa, Middle East region is lagging behind, mainly due to low investment levels in Europe.

Manufacturing value added in real terms is also projected to grow somewhat faster than GDP. On a global basis, IHS Global Insight is estimating 3.7% growth in manufacturing value added in 2013 and 4.6% growth in 2014. Clear growth above the global average is expected in the Asia, Australia region. Growth in the Americas and Europe, C.I.S., Africa, Middle East, particularly in Europe, is expected to be markedly slower than in Asia, Australia.

The forecasts presented here for gross domestic product, gross fixed investment and manufacturing value are based on a report from IHS Global Insight dated October 15, 2012. Siemens has not independently verified this data.

C.9.1.2 MARKET DEVELOPMENT

We expect the growth of markets served by our **Energy** Sector to recover somewhat from the downturn in fiscal 2012 and to return to moderate growth in the fiscal years 2013 and 2014. On an overall basis, we expect generally strong demand from emerging markets, which continue to expand their power infrastructures, and from developed economies, which need to modernize their aging energy infrastructures and have committed to implementing environment-friendly energy policies. Overall, the global market development for Energy depends to a large degree on resolution of the sovereign debt crisis in a number of developed countries. Nevertheless, for fiscal year 2013 we expect the fossil power generation market to return to prior levels. For the wind onshore market we expect a flat development, with the regions Europe, C.I.S., Africa, Middle East and Asia, Australia offsetting a drop in demand in the U.S. Offshore wind markets are expected to regain growth momentum following slack demand in fiscal 2012. Price pressure is expected to remain very strong. The energy transmission markets are expected to grow moderately over the next two fiscal years.

For the next two fiscal years, we expect the healthcare markets in which our **Healthcare** Sector participates to expand moderately but below the long-term growth rates anticipated for this industry. Public healthcare systems have been under cost pressure for some time, and this situation is likely to continue while governments address their high sovereign debt levels particularly in the U.S. and the Eurozone. In the U.S., a health care reform was enacted in the spring of 2010. In particular in connection with this reform, it is currently expected that an excise tax will be charged on certain medical devices from 2013 onwards. Siemens believes that this tax will impact all businesses except of Audiology. A continuing trend towards Accountable Care is driving provider consolidation and closer alignment between hospitals and physicians. Emerging markets will continue to be a growth driver, particularly China with double digit growth rates. In Europe we expect overall at best a flat market environment.

Due to an uncertain economic outlook, the **Industry** Sector expects that most of its customers will continue to invest cautiously in fiscal 2013. In the years ahead we expect markets, including those served by the Industry Automation Division and certain businesses within the Drive Technologies Division, to return to their long-term moderate growth rates. The exception is the still relatively small but dynamic market segment for industrial IT, which we expect to grow significantly faster. In emerging markets, we expect that Industry customers will continue to expand and modernize their production capabilities. In developed economies, we expect that our customers will focus on modernizing their production facilities, though the actual development of investments may differ by country and industrial market segment.

Worldwide markets for solutions provided by our **Infrastructure & Cities** Sector benefit from the long-term global trend towards urbanization. We expect the Sector's markets to grow moderately in fiscal 2013, including large infrastructure projects in rail systems. We anticipate that this will include balanced growth across our reporting regions in fiscal 2013. For fiscal 2014 we expect a slowdown in growth. While the Americas and Asia, Australia are expected to continue their moderate growth, demand in Europe, C.I.S., Africa, Middle East is expected to decline due mainly to a declining demand in Europe. We expect that growth in the rail transportation and logistics markets in fiscal 2013 will benefit from large rail projects, particularly in the Europe, C.I.S., Africa, Middle East region. We expect a lower number of large projects in fiscal 2014 and an associated slowdown in market growth. Overall, the development of the markets for products, solutions and services for rail transportation and logistics is largely driven by public spending. As customers in these markets usually have multi-year planning and implementation horizons, they tend to be independent of short-term economic trends. For the low and medium voltage and smart grid markets we anticipate slight growth in 2013 and somewhat faster growth in fiscal 2014. Despite continued demand for energy efficiency solutions, we expect growth in building and construction markets to slow down in fiscal 2013, with some improvement in 2014 particularly in the U.S.

Following its reorganization at the beginning of fiscal 2012, **SFS'** business is geared even more to the Siemens Sectors and their markets and provides even stronger support to the operating business of Siemens. As such SFS is, among other factors, influenced by the overall business development of the markets served by the four Sectors.

C.9.1.3 SIEMENS GROUP

Results of operations

We are basing our outlook for the Siemens Group and its segments on the above-mentioned expectations regarding the overall economic situation and specific market conditions over the next two fiscal years. The outlook is based also on an exchange rate of US$1.25 per €. We further expect that results for fiscal 2013 and particularly fiscal 2014 will be influenced by "Siemens 2014," our company-wide program for improving profitability in our Sectors through cost reduction, strengthening core activities, improving our go-to-market setup, optimizing our corporate infrastructure, and simplifying our governance. Specific expectations related to "Siemens 2014" are detailed in the paragraphs below.

We expect that **revenue** in fiscal 2013 will approach the level reached in fiscal 2012 on an organic basis. We expect revenue development to benefit from conversion of our order backlog (defined as the sum of order backlogs of our Sectors) of €98 billion as of September 30, 2012. From this backlog we expect to convert approximately €41 billion of past orders into current revenue in fiscal 2013 and approximately €23 billion into revenue in fiscal 2014. Within these numbers for fiscal 2013, we expect approximately €21 billion in revenue conversion from the €55 billion backlog of the Energy Sector, approximately €10 billion in revenue conversion from the €24 billion backlog of Infrastructure & Cities, approximately €7 billion in revenue conversion from the €11 billion backlog of Industry and approximately €3 billion in revenue conversion from the €7 billion backlog of Healthcare. Based on an expected overall improvement in the markets served by our Sectors, we expect revenue to return to moderate growth in fiscal 2014. We also expect revenue from emerging markets, which accounted for 33% of total revenue in fiscal 2012, to grow faster than overall revenue in the coming two fiscal years.

We expect that the revenue growth rate for our Environmental Portfolio will be higher than for Siemens overall. In fiscal 2010, we set ourselves the goal to increase revenue from our Environmental Portfolio to more than €40 billion in fiscal 2014, up from €33 billion in fiscal 2012. Due to the planned disposals mentioned earlier, including OSRAM, the Water Technologies Business Unit, and our solar business, we believe it will be much more challenging to achieve this goal. For further information see → C.3.2.3 INDUSTRY and → C.3.2.1 ENERGY, respectively.

The goal of the "Siemens 2014" program mentioned above is to raise our Total Sectors profit margin to at least 12% by fiscal 2014. To achieve this goal, we are targeting productivity gains totaling approximately €6 billion over the next two fiscal years. In the area of cost reduction, we intend to derive approximately €3 billion from better integrating engineering, purchasing and production processes and overall material productivity; approximately €1 billion from further improving global capacity utilization and presence; and approximately €1 billion from improving efficiency and quality in production processes and project execution. The remaining portion of the productivity gains is spread over a number of smaller topics, including our go-to-market setup, worldwide infrastructure, and governance processes.

To achieve the targeted results, our Sectors are undertaking a broad range of measures expected to lead to charges totaling up to €1.5 billion over the next two fiscal years. We anticipate recording approximately €1.0 billion of these charges in fiscal 2013 and the balance in fiscal 2014. The Total Sectors profit margin target of at least 12% mentioned above takes into consideration a number of expectations for fiscal 2014, including: moderate revenue growth; all four sectors in their EBITDA margin ranges, due in part to the productivity gains described above; pricing pressure in the range of 2.5% to 3.0% per year; and moderate cost increases including wage developments. In addition, we expect that influences on profitability from acquisitions and disposals will be broadly offsetting over the next two fiscal years. We expect acquisitions to be highly accretive to profitability in the medium term.

For fiscal 2013, we expect **income from continuing operations** in the range from €4.5 to €5.0 billion, including the effect of early adoption of International Accounting Standard 19 Revised (IAS 19R). Based on our above-mentioned goal of a Total Sectors profit margin of at least 12% by fiscal 2014, we expect fiscal 2014 income from continuing operations to show strong improvement compared to fiscal 2013. This forecast excludes impacts related to legal and regulatory matters and significant portfolio effects.

Results of operations in fiscal 2013 will include adoption of IAS 19R. We anticipate that IAS 19R will significantly impact Income from continuing operations, due primarily to an increase in centrally carried pension expense within **Corporate items and pensions**. We adopted IAS 19R after the close of fiscal 2012, on a retrospective basis. On a preliminary basis, had IAS 19R been applied in fiscal 2012, the impact on Income from continuing operations for fiscal 2012 would have been approximately a negative €0.3 billion after tax, resulting in Income from continuing operations of approximately €4.9 billion for fiscal 2012. For fiscal 2013, we expect pension expense on a similar level compared to fiscal 2012, including the effect of IAS 19R in both years.

We are exposed to currency translation effects, involving the US$, British £ and currencies of emerging markets such as China, India and Brazil. We expect volatility in global currency markets to continue in fiscal 2013. Given that Siemens is a net exporter from the Eurozone to the rest of world, a weak Euro is principally favorable for our business and a strong Euro is principally unfavorable. Through adaptation of our production facilities during the recent past, we have improved our natural hedge on a global basis. In addition, we have already systematically addressed the remaining currency risk in our export business activities for fiscal 2013, see → NOTE 31 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. We expect these steps to help to limit effects on income related to currency in fiscal 2013.

Our most important financial goal is capital efficiency, which we measure in terms of adjusted return on capital employed (**ROCE (adjusted)**). Due mainly to our expectations regarding the development of income from continuing operations, we expect ROCE (adjusted) on a continuing basis around the lower end of our target range of 15% to 20% in fiscal 2013, and in the upper half of the range in fiscal 2014. This expectation excludes significant portfolio effects, in particular potential acquisitions, which may substantially increase our capital employed and therefore reduce ROCE. For further information see → C.2 FINANCIAL PERFORMANCE MEASURES.

We intend to continue providing an attractive return to shareholders. In the years ahead we intend to propose a dividend payout which, combined with outlays for share buybacks during the fiscal year, results in a sum representing 40% to 60% of Net income, which for this purpose we may adjust to exclude exceptional non-cash effects.

Financial position

We intend to remain conservative with regard to our financial position, including liquidity, in order to maintain operational and strategic flexibility. We expect **Free cash flow** from continuing operations in fiscal 2013 and 2014 to be burdened by substantial cash outflows related to the program-related charges included in our "Siemens 2014" program as discussed above. For Free cash flow, we anticipate that the recent trend of somewhat lower prepayments will continue, as customers seek to maintain their liquidity. Along with these effects, we expect continued significant outflows for **investing activities** in the next two years. SFS intends to continue with its growth strategy focused on the business areas of our Sectors. Furthermore, we expect significant outflows for strengthening our core activities in connection with "Siemens 2014." This already includes our previously announced acquisition of LMS for approximately €0.7 billion. For comparison, we spent €1.3 billion for acquisitions in fiscal 2012. Among the planned divestments mentioned above, the intended method of divesting OSRAM, through a spin-off of the majority of shares to shareholders in fiscal 2013, will have no cash impact on our financial position.

We intend to maintain our focus on net working capital management as an important factor within operating activities, and on investments in intangible and tangible assets within cash used in investing activities. For both net working capital and capital investments in intangible assets and property, plant and equipment, we take into account both the macroeconomic environment and our own order growth. We will retain our stringent approval process for capital investments, which goes up to the Managing Board. For further information, see → C.4.4 CAPITAL RESOURCES AND REQUIREMENTS.

In the area of **investment planning**, we expect to continue investing in our established markets, such as to safeguard market share and competitive advantages based on technological innovation. We will also continue investing in emerging markets, such as for increasing our capacities for designing, manufacturing and marketing new solutions within these markets. With regard to capital expenditures of our Sectors in property plant and equipment and intangible assets, we expect fiscal 2013 spending on the level of fiscal 2012.

Energy plans to invest mainly in innovation and in expanding its global footprint to secure organic growth and competitiveness by achieving cost leadership. These investments include further spending in the extension of capacities and facilities such as for the technology-driven wind power market, particularly in northern Europe. The Healthcare Sector continues to invest in property, plant and equipment and intangible assets including developing and implementing software and IT solutions relating mainly to the medical imaging, therapy systems and laboratory diagnostics businesses. The Industry Sector intends with its investments mostly to strengthen its regional footprint in emerging markets. This includes further investments in replacing products and ramping up capacities, particularly at Industry Automation in China, and implementing additional productivity measures, particularly at Drive Technologies. The Infrastructure & Cities Sector plans to strengthen its regional footprint in emerging markets and its position in fast-growing market segments. This includes innovation projects at low- and medium-voltage as well as investments related to larger projects at Rail Systems.

With our ability to generate positive operating cash flows, our total liquidity of €11.415 billion as of September 30, 2012, our €6.8 billion in undrawn lines of credit and our credit ratings at year-end, we believe that we have sufficient flexibility to fund our capital requirements including scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding and portfolio activities. Also in our opinion, our working capital is sufficient for the Company's present requirements.

For the medium-term we set ourselves a target for our **capital structure**, defined as the ratio of adjusted industrial net debt to adjusted EBITDA. We seek to achieve a ratio in the range of 0.5 to 1.0. In fiscal 2012 we exercised the flexibility built into our capital structure for achieving other goals, including share buybacks, resulting in a ratio of 0.24. We expect to increase this ratio during the next two fiscal years.

C.9.1.4 SEGMENTS

As for the Group, our outlook for our segments is based on the above-mentioned expectations regarding the overall economic situation and specific market conditions over the next two fiscal years.

For fiscal 2013, we expect orders to increase on an organic basis year-over-year. We expect Total Sectors organic revenue in 2013 to approach the level reached in fiscal 2012. In particular, we expect a revenue decline in Energy due in part to order development in fiscal 2012, when the Sector's book-to-bill ratio was below one. We anticipate that a challenging market environment will continue to hold back revenue development in Industry. Revenue in fiscal 2013 is expected to rise slightly year-over-year in Healthcare and Infrastructure & Cities. While we expect Total Sectors organic revenue to return to moderate growth in fiscal 2014, this expectation is dependent particularly on businesses that are sensitive to short-term changes in the economic environment.

Overall, volume development in our Sectors in the next two fiscal years is expected to include pricing pressure, particularly in Healthcare and Energy. We expect pricing pressure in fiscal 2013 to be at a level similar to fiscal 2012.

We expect Total Sectors profit in fiscal 2013 to be impacted by the charges mentioned above related to the "Siemens 2014" program, totaling approximately €1.0 billion. Including their respective portions of these charges, profit at Industry and

Infrastructure & Cities is expected to decline year-over-year. We expect profit at Energy to increase year-over-year despite program-related charges, because the basis of comparison in fiscal 2012 includes substantial profit impacts related to large complex projects and a change in credit risk assessment for Iran. We expect that Healthcare will increase its profit year-over-year, despite further charges related to its Agenda 2013 initiative, in part because the Sector will benefit from the initiative's productivity measures which have been implemented from the beginning of fiscal 2012.

Looking ahead to fiscal 2014, we expect all four Sectors to increase their profit compared to fiscal 2012, as part of our intention to raise our Total Sectors profit margin to at least 12% by fiscal 2014. We anticipate that these results will be based mostly on the productivity improvements we intend to achieve with the "Siemens 2014" program, combined with sharply lower program-related charges in fiscal 2014 compared to fiscal 2013.

As part of One Siemens, we have defined adjusted **EBITDA margin corridors** for the respective industries of our four Sectors, which the Sectors seek to achieve and maintain throughout the complete business cycle. For further information see → C.2 FINANCIAL PERFORMANCE MEASURES. For Energy the margin corridor is 10% to 15%; for Healthcare the margin corridor is 15% to 20%; for Industry the margin corridor is 11% to 17%; and for Infrastructure & Cities the margin corridor is 8% to 12%. Despite the substantial charges we expect in fiscal 2013 related to the "Siemens 2014" program, we expect that only Infrastructure & Cities will remain below its corridor in fiscal 2013. Based on anticipated productivity improvements, we expect all four Sectors to be within their EBITDA corridors by fiscal 2014.

We expect that **Equity Investments** will result in substantially lower losses in fiscal 2013 compared to fiscal 2012, which was impacted by charges largely related to the repositioning measures at NSN mentioned above. We expect these charges to be substantially lower in the next two years.

In the next two fiscal years, **SFS** intends to continue to expand its efforts to meet the growing demand for financial solutions, particularly with regard to the business-to-business area that involves both Siemens and external customers. Within One Siemens, the target range for return on equity or ROE (after tax) for SFS is 15% to 20%. We expect that SFS will continue to reach this range in both fiscal 2013 and 2014. With regard to profit (defined as income before income taxes), we anticipate that fiscal 2013 profit will be slightly below the level of fiscal 2012, which included a gain of €78 million on the sale of an investment.

We expect that SRE will continue with real estate disposals depending on market conditions, as it has in the past two years. We expect results from Corporate items and pensions in fiscal 2013 to be approximately a negative €1 billion.

C.9.1.5 OVERALL ASSESSMENT

In fiscal 2013, Siemens begins implementation of "Siemens 2014," a company-wide program supporting our One Siemens framework for sustainable value creation. The goal of the program is to raise our Total Sectors profit margin to at least 12% by fiscal 2014.

In the first year of the program, we expect moderate order growth and revenue approaching the level of fiscal 2012, both on an organic basis. We expect income from continuing operations in the range from €4.5 to €5.0 billion, including the effect of retrospective adoption of IAS 19R. This includes charges totaling approximately €1.0 billion for program-related productivity measures in the Sectors, with the productivity gains realized in our results for fiscal 2014.

This outlook is based on a number of conditions, notably that revenue develops as expected particularly for businesses that are sensitive to short-term changes in the economic environment. Furthermore, it excludes impacts related to legal and regulatory matters and significant portfolio effects. Overall, the actual development for Siemens and its Segments may vary, positively or negatively from our expectations due to the risks and opportunities described below. See → C.9.3 RISKS as well as → C.9.4 OPPORTUNITIES. This report on expected developments should be read in conjunction with → C.12 NOTES AND FORWARD-LOOKING STATEMENTS.

C.9.2 Risk management

C.9.2.1 BASIC PRINCIPLES OF THE RISK MANAGEMENT

Our risk management policy stems from a philosophy of pursuing sustainable growth and creating economic value while avoiding and managing inappropriate risks. As risk management is an integral part of how we plan and execute our business strategies, our risk management policy is set by the Managing Board. Our organizational and accountability structure requires each of the respective managements of our Sectors, SFS, SRE, regional Clusters and Corporate Units to implement risk management programs that are tailored to their specific industries and responsibilities, while being consistent with the overall policy established by the Managing Board.

C.9.2.2 ENTERPRISE RISK MANAGEMENT PROCESS

We have implemented and coordinated a set of risk management and control systems which support us in the early recognition of developments jeopardizing the continuity of our business. The most important of these systems include our enterprise-wide processes for strategic planning and management reporting. Strategic planning is intended to support us in considering potential risks well in advance of major business decisions, while management reporting is intended to enable us to monitor such risks more closely as our business progresses. Our internal auditors regularly review the adequacy and effectiveness of our risk management system. Accordingly, if deficits are detected, it is possible to adopt appropriate measures for their elimination. This coordination of processes and procedures is intended to help ensure that the Managing Board and the Supervisory Board are fully informed about significant risks in a timely manner.

Risk management at Siemens is based on a comprehensive, interactive and management-oriented Enterprise Risk Management (ERM) approach that is integrated into the organization and that addresses both risks and opportunities. Our ERM approach is based on the worldwide accepted Enterprise Risk Management – Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The framework connects the ERM process with our financial reporting process and is closely integrated in our internal control system. It considers a company's strategy, the efficiency and effectiveness of its business operations, the reliability of its financial reporting as well as compliance with relevant laws and regulations to be equally important.

The ERM process aims for early identification and evaluation of, and response regarding, risks and opportunities that could materially affect the achievement of our strategic, operational, financial and compliance objectives. Our ERM is based on a net risk approach, covering risks and opportunities remaining after the execution of existing control measures. In order to provide a comprehensive view on our business activities, risks and opportunities are identified in a structured way combining elements of both top-down and bottom-up approaches. Risks and opportunities are generally reported on a quarterly basis. This regular reporting process is complemented by an ad-hoc reporting process that aims to escalate critical issues in a timely manner. Relevant risks and opportunities are prioritized in terms of impact and likelihood, considering quantitative and/or qualitative perspectives. The bottom-up identification and prioritization process is supported by workshops with the respective management of the Sector, SFS, SRE, regional Cluster and Corporate Unit organizations. This top-down element ensures that potential new risks and opportunities are discussed at the management level and are included in the subsequent reporting process, if found to be relevant. Reported risks and opportunities are analyzed regarding potential cumulative effects and are aggregated at Sector, SFS, SRE, regional Cluster and corporate level.

Responsibilities are assigned for all relevant risks and opportunities with the hierarchical level of responsibility depending on the significance of the respective risk or opportunity. In a first step, assuming responsibility for a specific risk or opportunity involves deciding upon one of our general response strategies, or a combination of them. Our general response strategies with respect to risks are avoidance, transfer, reduction or acceptance of the relevant risk. Our general response strategies with respect to opportunities are partial or complete realization of the relevant opportunity. In a second step, responsibility for a risk or opportunity also involves the development, initiation and monitoring of appropriate response measures corresponding to the chosen response strategy. These response measures have to be specifically tailored to allow for effective risk management. Accordingly, we have developed a variety of response measures with different characteristics: For example, we mitigate the risk of fluctuations in currency and interest rates by engaging in hedging activities. Regarding our long-term projects, systematic and comprehensive project management with standardized project milestones, including provisional acceptances during project execution, and complemented by clearly defined approval processes assists us in identifying and responding to project risks at an early stage, even before entering the bidding phase. Furthermore, we maintain appropriate insurance levels for potential cases of damage and liability risks in order to reduce our exposure to such risks and to avoid or minimize potential losses. Among others, we address the risk of fluctuations in economic activity and customer demand by closely monitoring the macroeconomic conditions and developments in relevant industries, and by adjusting capacity and implementing cost-reduction measures in a timely and consistent manner, if deemed necessary.

C.9.2.3 RISK MANAGEMENT ORGANIZATION AND RESPONSIBILITIES

To oversee the ERM process and to further drive the integration and harmonization of existing control activities to align with legal and operational requirements, the Managing Board established a Corporate Risk and Internal Control Department, headed by the Chief Risk&Internal Control Officer, and a Corporate Risk and Internal Control Committee (CRIC). The CRIC obtains risk and opportunity information from the Risk Committees established at the Sector, SFS, SRE and regional Cluster level as well as from the Heads of Corporate Units, which then forms the basis for the evaluation of the company-wide risk and opportunity situation. The CRIC reports to and supports the Managing Board on matters relating to the implementation, operation and oversight of the risk and internal control system and

OPERATIONAL AND ORGANIZATIONAL STRUCTURE OF THE ENTERPRISE RISK MANAGEMENT (ERM) PROCESS


Managing Board
Overall responsibility for the Risk and Internal Control System. Defines risk policy and ERM strategy.
Audit Committee
Oversees the effectiveness of the risk management and internal control system.
Corporate Risk & Internal Control Committee (CRIC)
Reports to and supports the Managing Board in matters relating to the implementation, operation and oversight of an effective Risk and Internal Control System.
Chief Risk & Internal Control Officer
Chairman of the CRIC. Defines and monitors application of ERM strategy, policy and methodology. Consolidates Siemens wide risk and opportunity profile for CRIC.
Sector Risk & Internal Control Committees
Cluster Risk & Internal Control Committees
Oversee the risk and internal control activities for their area of responsibility and provide the Management with information necessary to report to the CRIC.
Sector Management[1]
Cluster Management
Heads of Corporate Units
Implement ERM system and ensure management and monitoring of risks and opportunities in their respective organization.

1 The term Sector in this chart comprises Sectors, SFS and SRE.

assists the Managing Board in reporting to the Audit Committee of the Supervisory Board. The CRIC is composed of the Chief Risk&Internal Control Officer, as the chairperson, and members of senior management such as the Sector and SFS CEOs, the CFO of Siemens, and selected Heads of Corporate Units.

C.9.3 Risks

Below we describe the risks that could have a material adverse effect on our business, our financial condition and results of operations, the price of our shares and American depository shares (ADS), and our reputation. The order in which the risks are presented in each of the four categories reflects the currently estimated relative exposure for Siemens associated with these risks and thus provides an indication of the risks' current importance to us. Nevertheless, risks currently considered to entail a lower risk exposure could potentially result in a higher negative impact on Siemens than risks currently considered to entail a higher risk exposure. Additional risks not known to us or that we currently consider immaterial may also negatively impact our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.

C.9.3.1 STRATEGIC RISKS

We operate in highly competitive markets, which are subject to price pressures and rapid changes: The worldwide markets for our products and solutions are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. In many of our businesses, we face downward price pressure and we are or could be exposed to market downturns or slower growth, which may increase in times of declining investment activities and consumer demand. We face strong competitors, some of which are larger and may have greater resources in a given business area, as well as competitors from emerging markets, which may have a better cost structure. Some industries in which we operate are undergoing consolidation, which may result in stronger competition and a change in our relative market position. Certain competitors might be more effective and faster in capturing available market opportunities, which in turn may negatively impact our market share. These factors alone or in combination may negatively impact our business, financial condition, and results of operations.

Our business, financial condition and results of operations may be affected by the uncertainties of economic and political conditions, particularly in the current macroeconomic environment, which is characterized by the continuing crisis in financial markets and the potential threat of a global economic downturn: Our business environment is influenced by conditions in the domestic and global economies. Since the second half of fiscal 2011, we have seen a high degree of volatility in the global financial markets, primarily as a result of the ongoing Eurozone sovereign debt crisis. The uncertainty in the macroeconomic environment became more and more present in our business segments resulting in a more challenging overall business climate in fiscal 2012. Future economic developments and, in consequence, the speed of macroeconomic growth and the sustainability of our market environment are dependent upon the evolution of a number of global and local factors such as the crisis in the credit markets, economic crises arising from sovereign debt overruns, and government budget consolidation measures related thereto, reduced levels of capital expenditures, declining consumer and business confidence, increasing unemployment in certain countries, fluctuating commodity prices, bankruptcies, natural disasters, political crises and other challenges.

In light of the latest economic developments, the high degree of unemployment in certain countries, the level of public debt in the United States as well as in Greece, Ireland, Italy, Spain, Portugal and other European countries, uncertainties with respect to the stability of the emerging markets, especially the Chinese economy, and the potential impact of budget consolidation measures by governments around the world, the bases for our expectations relating to the overall economic situation and specific conditions in markets relevant to us are subject to considerable uncertainties. In general, due to the significant proportion of long-cycle businesses in our Sectors and the importance of long-term contracts for Siemens, there is usually a time lag between the development of macroeconomic conditions and their impact on our financial results. Important exceptions include our short-cycle businesses in the Industry Sector, particularly those in Industry Automation and parts of Drives Technologies, as well as parts of the Power Grid Solutions & Products Business within the Infrastructure & Cities Sector, which are highly sensitive to volatility in market demand. If the macroeconomic environment deteriorates further and if we are not successful in adapting our production and cost structure to subsequent changes to conditions in the markets, in which we operate, there can be no assurance that we will not experience adverse effects that may be material to our business, financial condition, results of operations and our ability to access capital. For example, it may become more difficult for our customers to obtain financing and as a result they may modify, delay or cancel plans to purchase our products and services or to execute transactions. Furthermore, prices may decline as a result of adverse market conditions to a greater extent than currently anticipated. In addition, contracted payment terms, especially regarding the level of advance payments by our customers relating to long-term projects, may become less favorable, which could negatively impact our cash flows. Additionally, if customers are not successful in generating sufficient revenue or securing access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe us, which may adversely affect our business, financial condition and results of operations.

Numerous other factors, such as fluctuations of energy and raw material prices, as well as global political conflicts, including those in the Middle East, North Africa and other regions, continue to impact macroeconomic parameters and the international capital and credit markets. The uncertainty of economic and political conditions can have a material adverse impact on our business, financial condition and results of operations and can also make our budgeting and forecasting more difficult.

Our business is affected by a variety of market conditions and regulations. For example, our Energy Sector is exposed to the development of global demand for energy and is considerably affected by regulations related to energy and environmental policies. Our Healthcare Sector, in turn, is dependent on developments and regulations in healthcare systems around the world, particularly in the important U.S. healthcare market. Our Industry Sector is vulnerable to unfavorable market conditions in certain segments of the automotive and manufacturing industries. Our Infrastructure & Cities Sector focuses, among other things, on business with public authorities around the world and is thus vulnerable to restrictions in public budgets.

Our businesses must keep pace with technological changes and develop new products and services to remain competitive: The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers' needs in these areas, we must continuously design new, and update existing products and services, and invest in, and develop new technologies. Introducing new products and technologies requires a significant commitment to research and development, which in return requires expenditure of considerable financial resources that may not always result in success. Our sales and profitability may suffer if we invest in technologies that do not operate, or may not be integrated, as expected or that are not accepted in the marketplace as anticipated, or if our products or systems are not introduced to the market in a timely manner, in particular, compared to our competitors, or become obsolete. We constantly apply for new patents and actively manage our intellectual property portfolio to secure our technological position. However, our patents and other intellectual property may not prevent competitors from independently developing or selling products and services similar to or duplicate of ours. There can be no assurance that the resources invested by us to protect our intellectual property will be sufficient or that our intellectual property portfolio will adequately deter misappropriation or improper use of our technology. Furthermore, in some of our markets, the need to develop and introduce new products rapidly in order to capture available opportunities may lead to quality problems. Our operating results depend to a significant extent on our ability to anticipate and adapt to changes in markets and to reduce the costs of producing high-quality, new and existing products. As one of the latest technology trends we carefully estimate the potential and relevance of cloud computing. We believe that the potential and usage scenarios of this technology vary between our products, solutions and services depending on the degree of information technology utilized. However, we also believe that this trend needs to be monitored closely, because it might bear the potential to change the competitive landscape. Any inability to adapt to the factors aforementioned could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by continued strategic alignments and cost-cutting initiatives: We are in a continuous process of strategic alignments and constantly engage in cost-cutting initiatives, including in connection with ongoing capacity adjustment measures and structural initiatives. Capacity adjustments through consolidation of business activities and manufacturing facilities, and the streamlining of product portfolios are also part of these cost reduction efforts. These measures may not be implemented as planned, may turn out to be less effective than anticipated, may only become effective later than estimated or may not become effective at all. Each of these factors alone or in combination may negatively impact our business, financial condition, and results of operations. Any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

Our business, financial condition and results of operations may be adversely affected by portfolio measures: Our strategy includes divesting activities in some business areas and strengthening others through portfolio measures, including mergers and acquisitions.

With respect to dispositions, we may not be able to divest some of our activities as planned, and the divestitures we do carry out could have a negative impact on our business, financial condition, results of operations and, potentially, our reputation. For example, we have announced to divest OSRAM, our solar business and the business activities included in the Industry Sector's Water Technologies Business Unit, which as of September 30, 2012 was part of the Industry Automation Division.

Mergers and acquisitions are inherently risky because of difficulties that may arise when integrating people, operations, technologies and products. There can be no assurance that any of the businesses we acquire can be integrated successfully and as timely as originally planned or that they will perform well once integrated. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. Furthermore, portfolio measures may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in intangible assets, including goodwill. Our Statements of Financial Position reflects a significant amount of intangible assets, including goodwill. Among our businesses, the largest amount of goodwill is allocated to the Diagnostics Division and the Imaging &Therapy Division of the Healthcare Sector, and the Industry Automation Division of the Industry Sector. In fiscal 2010, the annual test for impairment of goodwill of the Diagnostics Division within the Healthcare Sector was performed as of September 30, 2010. As a result, in the Diagnostics Division of the Healthcare Sector an impairment of €1,145 million was recognized to reduce the carrying amount of goodwill. If we were to encounter continuing adverse business developments including negative effects on our revenues, profits or cash, or adverse effects from an increase in the weighted average cost of capital (WACC) or from foreign exchange rate developments, or if we were otherwise to perform worse than expected at acquisition, then these intangible assets, including goodwill, might have to be written off, which could materially and adversely affect our business, financial condition and results of operations. The likelihood of such adverse business developments increases in times of difficult or uncertain macroeconomic conditions.

Our business, financial condition and results of operations may be adversely affected by our equity interests, other investments and strategic alliances: Our strategy includes strengthening our business interests through joint ventures, associated companies and strategic alliances. Certain of our investments are accounted for using the equity method, including, among others, NSN, EN and BSH. Furthermore we hold other investments, for example Atos S.A. Any factors negatively influencing the profitability of our equity and other investments, including negative effects on revenues, profits or cash, could have an adverse effect on our equity pick-up related to these equity interests or may result in a write-off of these investments. In addition, our business, financial condition and results of operations could also be adversely affected in connection with loans, guarantees or non-compliance with financial covenants related to these equity and other investments. Furthermore, such investments are inherently risky as we may not be able to sufficiently influence corporate governance processes or business decisions taken by our equity investments, other investments and strategic alliances that may have a negative effect on our business. In addition, joint ventures bear the risk of difficulties that may arise when integrating people, operations, technologies and products. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances.

We are subject to changes of regulations, laws and policies concerning our products: As a diversified company with global businesses we are exposed to various product related regulations, laws and policies influencing our processes. Recently, some jurisdictions around the world have adapted certain regulations, laws and policies requiring us to extend our recycling efforts, limit the sourcing and usage of certain raw materials and request additional due diligences and disclosures on sourcing and usage of the regulated raw materials. In particular, there is new U.S. legislation to improve transparency and accountability concerning the sourcing of "conflict minerals" from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term "conflict minerals" currently encompasses tantalum, tin, tungsten (or their ores) and gold. Conflict minerals can be found in a vast array of products. This U.S. legislation requires manufacturers, such as us, to investigate and disclose their use of any conflict minerals originating in the DRC or adjoining countries. It also implements guidelines to assist the manufacturer in preventing, by way of performing due diligence in its supply chain, any such sourcing from potentially financing or benefitting armed groups in this area. We are currently evaluating the potential impact of, and developing an implementation strategy for, the above-referenced legislation. As we are operating within highly complex value chains, we may be required to undertake a significant due diligence process requiring considerable investments of human resources and finances in order to comply with the conflict minerals due diligence and disclosure requirements. If our (sub) suppliers are unable or unwilling to provide us with requested information and to take other steps to ensure that no conflict minerals, financing or benefitting armed groups in the DRC, are included in minerals or components supplied to us, we may be forced to disclose in our SEC filings about the use of conflict minerals in our supply chain, which may expose us to reputational risks. In addition, since the applicability of the new conflict minerals legislation is limited to companies publicly listed in the U.S., not all of our competitors need to comply with this legislation or undertake similar efforts to disclose the usage of conflict minerals. If we are unable to achieve sufficient confidence along our supply chain, or if any of these risks or similar risks associated with such kinds of regulations, laws and policies were to materialize, our reputation, business, financial condition and results of operations could be materially adversely affected.

C.9.3.2 OPERATIONS RISKS

Our business, financial condition and results of operations may be adversely affected by cost overruns or additional payment obligations related to the management of our long-term, fixed price or turnkey projects: We perform a portion of our business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. Some of these contracts are inherently risky because we may assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. For example, we face the risk that we must satisfy technical requirements of a project even though we may not have gained experience with those requirements before we win the project. The profit margins realized on fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of unanticipated project modifications, shortage of key personnel, quality problems, financial difficulties of our customers, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, unforeseen changes or difficulties in the regulatory or political environment, performance problems with our suppliers, subcontractors and consortium partners or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements in addition to other performance criteria relating to timing, unit cost and compliance with government regulations requirements, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that contracts and projects, in particular those with long-term duration and fixed-price calculation, can be completed profitably.

Increased IT security threats and higher levels of professionalism in computer crime could pose a risk to our systems, networks, products, solutions and services as well as to those of our service providers: Our business portfolio includes a broad array of systems, networks, products, solutions and services across our Sectors that rely on digital technologies. We observe a global increase in IT security threats and higher levels of professionalism in computer crime, which pose a risk to the security of systems and networks and the confidentiality, availability and integrity of data. We attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems such as firewalls and virus scanners. To the extent we employ service providers, such as in the area of IT infrastructure, we have contractual arrangements in place in order to ensure that these risks are reduced in a similar manner. Nonetheless, our systems, networks, products, solutions and services, as well as those of our service providers remain potentially vulnerable to attacks. Depending on their nature and scope, such attacks could potentially lead to the leakage of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and supply shortages, which in turn could adversely affect our reputation, competitiveness, business, financial condition and results of operations.

We may face operational failures and quality problems in our value chain processes: Our value chain comprises all steps, from research and development to supply chain management, production, marketing, sales and services. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to our production and construction facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell might have quality issues resulting from the design or manufacture of such products or from the software integrated into them. Particularly our Healthcare Sector is subject to requirements of the U.S. Food and Drug Administration, which require certain efforts safeguarding our product quality. If we are not able to comply with these requirements our reputation, competitiveness, business, financial condition and results of operations may be adversely affected.

Furthermore, failures on the part of service providers we employ, such as in the area of IT, may have an adverse effect on our processes and operations and our ability to meet our commitments to customers or increase our operating costs. Any operational failures or quality issues could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon hiring, developing and retaining highly qualified management and technical personnel: Competition for highly qualified personnel remains intense in the industries and regions in which our business operates. In many of our business areas, we intend to expand our business activities, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, integrate, develop and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining all the highly qualified employees and key personnel needed in the future, including in appropriate geographic locations, and any inability to do so could have a material adverse effect on our business.

We may face interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time, and we may be subject to rising raw material prices: Our financial performance depends in part on reliable and effective supply chain management for components, sub-assemblies and other materials. Capacity constraints and supply shortages resulting from ineffective supply chain management may lead to delays and additional cost. We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers' needs, including ours, during periods of excess demand. Component supply delays can affect the performance of our Sectors. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm our business. Unanticipated increases in the price of components or raw materials due to market shortages or other reasons could also adversely affect the performance of our Sectors. Furthermore, we may be exposed to the risk of delays and interruptions of the supply chain as a consequence of natural disasters in case we are unable to identify alternative sources of supply in a timely manner or at all. A general shortage of materials, components or sub-components as a result of natural disasters also bears the risk of unforeseeable fluctuations in prices and demand, which might adversely affect our results of operations.

Our Sectors purchase raw materials including so-called rare-earth metals, copper, steel, aluminum and oil, which exposes them to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets, and such volatility is expected to continue. If we are not able to compensate for our increased costs or pass them on to customers, price increases could have a material adverse impact on our financial results. In contrast, in times of falling commodity prices, we may not fully profit from such price decreases as we attempt to reduce the risk of rising commodity prices by several means, such as long-term contracting or physical and financial hedging. In addition to price pressure that we may face from our customers expecting to benefit from falling commodity prices or adverse market conditions, this could also adversely affect our business, financial condition and results of operations.

C.9.3.3 FINANCIAL RISKS

We are exposed to currency risks and interest rate risks: We are exposed to fluctuations in exchange rates, especially between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. In addition, we are exposed to currency effects involving the currencies of emerging markets, in particular the Chinese Yuan. As a result, a strong euro in relation to the U.S. dollar and other currencies could have an adverse impact on our revenues and results of operations. Certain currency risks as well as interest rate risks are hedged on a Company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange and interest rates, our hedging activities could have significant effects on our cash flow. Our Sectors and Financial Services (SFS) engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which do not qualify for hedge accounting either, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may lead to higher volatility and adverse effects on our business, financial conditions and results of operations. A strengthening of the euro (particularly against the U.S. dollar) may change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices.

We are exposed to volatile credit spreads: Regarding our Corporate Treasury activities, widening credit spreads due to uncertainty and risk aversion in the financial markets might lead to adverse changes of fair market values of our financial assets, in particular concerning our derivative financial instruments. In addition, we see a risk of widening credit spreads leading to increasing refinancing costs if the Eurozone sovereign debt crisis with its ongoing significant impact on global financial markets and the European financial sector in particular, continues or even worsens. Any such development could also further increase the costs for buying protection against credit risks due to a potential increase of counterparty risks.

Our future financing via Corporate Treasury may particularly be affected by the uncertainty of economic conditions and the development of capital and financial markets: Our Corporate Treasury is responsible for the financing of the Company. Negative developments in the foreign exchange, money or capital markets, such as limited availability of funds (particularly U.S. dollar funds), may increase our overall cost of funding. The ongoing Eurozone sovereign debt crisis continues to have an impact on global capital markets. The resulting higher risk awareness of governments lead to more regulations on the use of financial instruments through (i) the Regulation on OTC derivatives, central counterparties and trade repositories (European Market Infrastructure Regulation) and (ii) other similar regulations in other jurisdictions, which may have an impact on the future availability or the costs of adequate hedging instruments for the company. It may even lead to further regulation of the financial sector and the use of financial instruments. Such further regulations could adversely influence our future possibilities of obtaining debt financing, and/or may significantly increase our refinancing costs. Deteriorating credit quality and/or default of business partners may adversely affect our business, financial conditions and results of operations.

Downgrades of our ratings could increase our cost of capital and could negatively affect our businesses: Our business, financial condition and results of operations are influenced significantly by the actual and expected performance of the Sectors and SFS, as well as the Company's portfolio measures. An actual or expected negative development of our results of operations or cash flows or an increase in our net debt position could result in the deterioration of our credit rating. Downgrades by rating agencies could increase our cost of capital, may reduce our potential investor base and may negatively affect our business, financial conditions and results of operations.

Our financing activities subject us to various risks, including credit, interest rate and foreign exchange risk: We provide our customers with various forms of direct and indirect financing in connection with large projects. We also finance a large number of customer orders, for example, the leasing of medical equipment, mainly through SFS. SFS also incurs credit risk by financing third-party equipment or by taking direct or indirect participation in financings, such as syndicated loans. In part, we take a security interest in the assets we finance or we receive additional collateral. Our business, financial conditions and results of operations may be adversely affected if the credit quality of our customers deteriorates or if they default on their payment obligation to us, if the value of the assets in which we have taken a security interest or additional collateral declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful. Potential adverse changes in economic conditions could cause a decline in the fair market values of assets, derivative instruments as well as collateral, resulting in losses which could have an adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by several parameters influencing the funded status of our pension benefit plans: The funded status of our pension plans may be affected by an increase or decrease in the defined benefit obligation (DBO), as well as by an increase or decrease in the value of plan assets. Pensions are accounted for in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key pension plan valuation assumptions such as the discount rate, rate of future compensation increases and pension progression. Actual developments may differ from assumptions due to changing market and economic conditions, thereby resulting in an increase or decrease in the DBO. Significant movements in financial markets or a change in the portfolio mix of invested assets could result in corresponding increases or decreases in the value of plan assets, particularly equity securities. Also, changes in pension plan assumptions could affect net periodic pension cost. For example, a change in discount rates may result in changes in the net periodic benefit cost in the following financial year. In order to comply with local pension regulations in selected foreign countries, we may face a risk of increasing cash outflows to reduce an underfunding of our pension plans in these countries, if any. Furthermore, changes in the accounting pronouncements concerning pensions could require adaptations in the way pension obligations are recorded in our Consolidated Financial Statements and thus could have adverse effects on our business, financial conditions and results of operations.

For further information on financial risks and financial risk management see → NOTE 32 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

C.9.3.4 COMPLIANCE RISKS

We are subject to regulatory risks associated with our international operations: Protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate, such as foreign exchange import and export controls, tariffs and other trade barriers and price or exchange controls, could affect our business in several national markets, impact our sales and profitability and make the repatriation of profits difficult, and may expose us to penalties, sanctions and reputational damage. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. For example, as a globally operating organization, we conduct business with customers in countries that are subject to export control regulations, embargoes, sanctions or other forms of trade restrictions imposed by the U.S., the European Union or other countries or organizations. The sanction regime against Iran was recently tightened further following the approval of the Council Regulation (EU) No. 267/2012 on March 23, 2012 concerning restrictive measures against Iran and repealing Regulation (EU) No 961/2010 and the Implementing Regulation (EU) No. 945/2012 dated October 15, 2012 that built thereupon, which lists 34 additional companies and institutions (primarily from the Oil and Gas industry sector). In addition, the signing into law of the American "Iran Threat Reduction and Syria Human Rights Act of 2012" on August 10, 2012 tightens the restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria and imposes additional disclosure obligations. As described in more detail under → C.3.1.1 NEW ORDERS AND REVENUE, we have issued, and regularly update, restrictive internal guidelines governing business with customers in Iran. We may, however, still conduct certain business activities and provide products and services to customers in Iran under limited circumstances. Although we believe that our business activities have not had a material negative impact on our reputation or share value, we cannot exclude any such impact in the future. New or tightened export control regulations, sanctions, embargos or other forms of trade restrictions imposed on Iran, Syria or on other sanctioned countries in which we do business may result in a curtailment of our existing business in such countries and in an adaptation of our policies. In addition, the termination of our activities in Iran, Syria or other sanctioned countries may expose us to customer claims and other actions.

We expect that sales to emerging markets will continue to account for an increasing portion of our total revenue, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offering. Emerging market operations involve various risks, including civil unrest, health concerns, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. The Asian markets, in particular, are important for our long-term growth strategy, and our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. Our growth strategy could be limited by governments supporting local industries. Our Sectors, particularly those that derive their revenue from large projects, could be adversely affected if future demand, prices and gross domestic product in the markets in which those Sectors operate do not develop as favorably as expected. If any of these risks or similar risks associated with our international operations were to materialize, our business, financial condition and results of operations could be materially adversely affected.

Current and future investigations regarding allegations of public corruption and other illegal acts could have a material adverse effect on our business, financial condition and results of operations, the price of our shares and American depository shares (ADS) and our reputation: We engage in a substantial amount of business with governments and government-owned enterprises around the world. We also participate in a number of projects funded by government agencies and intergovernmental and supranational organizations such as multilateral development banks. If we are found to have been engaged in public corruption and other illegal acts, such activities may impair our ability to do business with these or other organizations. Corruption and related proceedings may lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgements, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Accordingly, we may be required to record material provisions to cover potential liabilities arising in connection with such investigations and proceedings, including potential tax penalties. Moreover, any findings related to public corruption that are not covered by the 2008 and 2009 corruption charge settlements which were concluded with American and German authorities may endanger these, further monitors could be appointed to review future business practices and we may otherwise be required to further modify our business practices and our compliance program.

Our involvement in ongoing and potential future corruption proceedings could damage our reputation and have an adverse impact on our ability to compete for business from public and private sector customers around the world. If we or our subsidiaries are found to have engaged in certain illegal acts or not to have taken effective steps to address allegations or findings of corruption in our business, this may impair our ability to participate in business with governments or intergovernmental organizations and may result in our formal exclusion from such business. Even if we are not formally excluded from participating in government business, government agencies or intergovernmental or supranational organizations may informally exclude us from tendering for or participating in certain contracts. For example, legislation of member states of the European Union could in certain cases result in our mandatory or discretionary exclusion from public contracts in case of a conviction for bribery and certain other offences or for other reasons. As described in more detail in → NOTE 29 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, we or our subsidiaries have in the past been excluded or currently are excluded from some contracting, including with governments, development banks and multilateral financial institutions, as a result of findings of corruption or other misconduct. Ongoing or potential future investigations into allegations of corruption could also impair existing relationships with, and our ability to acquire new, private sector business partners. For instance, such investigations may adversely affect our ability to pursue potentially important strategic projects and transactions, such as strategic alliances, joint ventures or other business combinations, or could result in the cancellation of certain of our existing contracts and third parties, including our competitors, could initiate significant third-party litigation.

In addition, future developments in ongoing and potential future investigations, such as responding to the requests of governmental authorities and cooperating with them, could divert management's attention and resources from other issues facing our business. The materialization of any of these risks could have a material adverse effect on our business, financial condition and results of operations, the price of our shares and ADS and on our reputation.

Our business, financial condition and results of operations could suffer as a result of current or future litigation: We are subject to numerous risks relating to legal, governmental and regulatory proceedings to which we are currently a party or to which we may become a party in the future. We routinely become subject to legal, governmental and regulatory investigations and proceedings involving, among other things, requests for arbitration, allegations of improper delivery of goods or services, product liability, product defects, quality problems, intellectual property infringement, non-compliance with tax regulations and/or alleged or suspected violations of applicable laws. In addition, we may face further claims in connection with the circumstances that led to the corruption charges. For additional information with respect to specific proceedings see → NOTE 29 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. There can be no assurance that the results of these or any other proceedings will not materially harm our business, reputation or brand. Moreover, even if we ultimately prevail on the merits in any such proceedings, we may have to incur substantial legal fees and other costs defending ourselves against the underlying allegations. Under certain circumstances we record a provision for risks arising from legal disputes and proceedings. In addition, we maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. Our insurance policy, however, does not protect us against reputational damage. Moreover, we may incur losses relating to legal proceedings beyond the limits, or outside the coverage, of such insurance. Finally, there can be no assurance that we will be able to maintain adequate insurance coverage on commercially reasonable terms in the future. Each of these risks may have a material adverse effect on our business, financial condition and results of operations, and our provisions for legal proceedings-related losses may not be sufficient to cover our ultimate losses or expenditures.

Examinations by tax authorities and changes in tax regulations could adversely affect our business, financial condition and results of operations: We operate in around 190 countries and therefore are subject to different tax regulations. Changes in tax law could result in higher tax expense and payments. Furthermore, legislative changes could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions could limit our ability to enforce our rights. As a globally operating organization, we conduct business in countries subject to complex tax rules, which may be interpreted in different ways. Future interpretations or developments of tax regimes may affect our tax liability, return on investments and business operations. We are regularly examined by tax authorities in various jurisdictions.

We are subject to environmental and other government regulations: Some of the industries in which we operate are highly regulated. Current and future environmental and other government regulations or changes thereto may require us to change the way we run our operations and could result in significant increases in our operating or product costs. In addition, while we have procedures in place to ensure compliance with applicable governmental regulations in the conduct of our business operations, it cannot be excluded that violations of applicable governmental regulations may occur either by us or by third parties that we contract with, including suppliers or service providers, whose activities may be attributed to us. Any such violations expose us to the risk of liability, reputational damage or loss of licenses or permits that are important to our business operations. In particular, we could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. For example, we are required to bear environmental clean-up costs mainly related to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany, as well as a nuclear research and service center in Karlstein, Germany. For further information, see → NOTE 24 IN D.6 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. Under certain circumstances we establish provisions for environmental risks. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance, and such losses may have a material adverse effect on our business, financial condition and results of our operations. In addition, our provisions for environmental liabilities may not be sufficient to cover our ultimate losses or expenditures resulting therefrom.

C.9.4 Opportunities

Within our comprehensive, interactive and management-oriented Enterprise Risk Management (ERM) approach that is integrated into the organization and that addresses both risks and opportunities, we regularly identify, evaluate and respond to opportunities that present themselves in our various fields of activity. Below we describe our most significant opportunities. The order in which the opportunities are presented reflects the currently estimated relative exposure for Siemens associated with these opportunities and thus provides an indication of the opportunities' current importance to us. Nevertheless, opportunities currently considered to entail a lower opportunity exposure could potentially result in a higher positive impact on Siemens than opportunities currently considered to entail a higher opportunity exposure. The described opportunities are necessarily not the only ones we encounter. In addition, our assessment of opportunities is subject to change as our Company, our markets and technologies are constantly developing. As a consequence, new opportunities may arise, existing opportunities may cease to be relevant, or the significance of an opportunity may change. Generally, opportunities are assessed to the best of our knowledge, considering certain assumptions, including market development, market potential of technologies or solutions, and anticipated developments in customer demand or prices, among other things. When opportunities materialize, they may have a lower effect than previously estimated on the basis of the underlying assumptions. It is also possible that opportunities we see today will never materialize.

Through selective acquisitions, equity investments and partnerships we constantly strive to strengthen our leading technology position, open up additional potential markets or further develop our product portfolio: We constantly monitor our current and future markets for opportunities for strategic acquisitions, equity investments or partnerships to complement organic growth. Such activities could help us to strengthen our market position in our existing markets, provide access to new markets or complement our technological portfolio in selected areas.

We particularly see further opportunities in the above-average growth potential of emerging markets: It is expected that in coming years emerging markets will continue to grow significantly faster than industrialized nations, led by strong growth in the BRIC countries Brazil, Russia, India and China as well as by growth opportunities in the second wave emerging markets like Chile, Indonesia, Mexico, Poland or Turkey. Within One Siemens, we want to take measures aimed at continuously increasing our share of revenue from emerging markets. We believe that developing the capability to design, manufacture and sell so-called SMART (simple, maintenance-friendly, affordable, reliable, and timely to market) products will provide us with opportunities to gain market share and enhance our local presence in these strategic growth markets. Adding further SMART products to our portfolio and developing stronger sales channels would enable us to increase our revenues by serving large and fast-growing regional markets, where customers may consider price more strongly than product features when making a purchase decision.

Localizing value chain activities in low cost countries could further improve our cost position: Localizing certain value chain activities, such as procurement, manufacturing, maintenance and service in markets such as the BRIC countries and other emerging markets, as well as the Middle East could enable us to reduce costs and to strengthen our global competitive position, in particular compared to competitors based in countries with a more favorable cost structure.

We constantly strive to develop new technologies, new products and solutions as well as to improve existing ones: We invest in new technologies that we expect to meet future demands in accordance with the four strategic megatrends demographic change, urbanization, climate change and globalization (for further information see → C.1.3.1 GLOBAL MEGATRENDS). For instance, starting with fiscal 2012 we extended our solution portfolio in exploiting the future infrastructure spending of the customer group "Cities" by bundling our competencies and providing innovative and customized city concepts for the relevant city stakeholders in our Sector Infrastructure & Cities. In this area, we believe to haven taken a competitive lead in servicing this client base. Our approach is based on a global network of city account managers allowing us to leverage the ability to replicate successful city solutions and the capability of delivering both unbundled and packaged city solutions by integrating one or all of the competencies of our different business areas.

We are in the process of continuously developing and implementing initiatives to reduce costs, adjust capacities, improve our processes and streamline our portfolio: In an intensified competitive market environment, a competitive cost structure complements the competitive advantage of being innovative. We believe that further improvements in our cost position strengthen our global competitive position and secure our market presence against emerging and incumbent competitors. For example, we expect to create sustainable value from productivity measures in the Sectors in connection with "Siemens 2014," as mentioned earlier a company-wide program supporting our One Siemens framework.

We have an opportunity to further grow in the area of environment and climate protection: Many of the key areas of our research and development activities focus on products and solutions capable of strengthening and advancing our Environmental Portfolio. Our Environmental Portfolio comprises products and solutions with outstanding energy efficiency, systems and components for renewable forms of energy, and other environmental technologies. These products and solutions are intended to help our customers to reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through increased productivity. We believe that public policy initiatives in many countries will lead to greater demand for such products and solutions in the years ahead, including from government stimulus programs. For further information, see → C.8.7 ENVIRONMENTAL PORTFOLIO.

We see potentials in utilizing cross-collaboration among our broad portfolio and global presence to offer more innovative and holistic solutions: Our technological and market experience across our Sectors and Cluster enables us to leverage cross-divisional innovation or cross-regional solutions to address the specific needs of our customers. Complemented by our Financial Services organization and its portfolio we believe on further growth opportunities in our existing markets and possibilities to explore new market opportunities.

C.9.5 Significant characteristics of the accounting-related internal control and risk management system

The following discussion describes information required pursuant to Section 289 (5) and Section 315 (2) no. 5 of the German Commercial Code (Handelsgesetzbuch) and explanatory report.

The overarching objective of our accounting-related internal control and risk management system is to ensure that financial reporting is conducted in a proper manner such that the Consolidated Financial Statements and the Combined Management Report are prepared in accordance with all relevant regulations.

As described in the section → C.9.2 RISK MANAGEMENT, our ERM approach is based on the worldwide accepted "Enterprise Risk Management – Integrated Framework" developed by the COSO. As one of the objectives of this framework is reliability of a company's financial reporting, it also includes an accounting-related perspective. The accounting-related internal control system (control system) implemented by us is based on Internal Control – Integrated Framework, an internationally recognized framework also developed by the COSO. The two systems are complementary as identified risks, and, for example, may reveal gaps in the control system that could be closed by implementing new controls and closely monitoring them. Conversely, monitoring the control system could show that certain risks are not being controlled as effectively as was originally assumed.

We have standardized our procedures for monitoring the effectiveness of the control system on a group level, complying with the requirements of the U.S. Sarbanes-Oxley Act. Under these procedures, necessary controls are defined, documented in accordance with uniform standards, and tested regularly.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. At the end of each fiscal year, our management performs an evaluation of the effectiveness of its control system, both in design and operating effectiveness. Our management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2012. Nevertheless, there are inherent limitations in the effectiveness of any control system, and no system, including one determined to be effective, may prevent or detect all misstatements.

Our Consolidated Financial Statements are prepared on the basis of a conceptual framework which primarily consists of company-wide uniform Financial Reporting Guidelines and a chart of accounts, both issued by the Corporate Finance department and to be applied consistently throughout Siemens. New laws, accounting standards, and other official announcements are analyzed on an ongoing basis with regard to their relevance and impact on the Consolidated Financial Statements and the Combined Management Report. Where necessary, our Financial Reporting Guidelines and the chart of accounts are adjusted accordingly. In quarterly closing letters, accounting departments of Siemens AG and its subsidiaries are informed about current topics from an accounting and closing process perspective and any deadlines that must be met for the respective closing processes. The conceptual framework, the communicated deadlines, and monitoring of compliance therewith aim to mitigate the risk of Siemens not being able to prepare or publish its Consolidated Financial Statements properly and in accordance with applicable deadlines.

The base data used in preparing the Consolidated Financial Statements consists of the closing data reported by the operations of Siemens AG and its subsidiaries, which are derived from the various accounting records. Our internal Global Shared Services organization provides services to the individual subsidiaries. In the field of accounting, this organization provides, among other things, services related to period-end closing, general ledger recording, accounts receivable, accounts payable, fixed assets and payroll matters. Most of the subsidiaries make use of these services. Furthermore, other accounting activities, such as governance and monitoring related activities, are bundled on the country and regional Cluster level. In addition, for some areas requiring specialized know-how such as valuations relating to post-employment benefits support from external service providers is obtained and used.

The reported closing data is used to prepare the Consolidated Financial Statements in the consolidation system, including the preparation of subgroup financial statements at Division, Sector and SFS level. Employees with the appropriate level of responsibility in the consolidation departments at each level and at the Group level carry out the consolidation activities and monitor compliance with the conceptual framework and deadline requirements.

The steps necessary to prepare the Consolidated Financial Statements are subject to both manual and automated controls at all levels. In connection with these controls, the data reported is automatically validated to support its coherence and consistency from an accounting perspective. The cause of any validation or warning messages must be rectified by the unit delivering the data before the data is finally released.

The specialist skills required of employees involved in the accounting process are assessed when the employees are initially selected; thereafter, the employees receive regular training. As a fundamental principle, at the different levels, items must be verified by at least one other person (four eyes principle) and specific procedures must be adhered to for the authorization of the data. Additional control mechanisms include target-performance comparisons and analyses of the composition of, and changes in, individual line items, both in the closing data reported by units and in the Consolidated Financial Statements.

Accounting-related IT systems provide for defined access rules in order to ensure that accounting related data is protected from unauthorized access, use or modification. Every unit included in our Consolidated Financial Statements is subject to the rules and regulations of the Corporate Information Security Guide. This is intended to ensure that IT system users only have access to those systems and information that they need to carry out their duties.

On a quarterly basis, management of Sectors, Divisions, SFS, Cross-Sector Services, regional Clusters and certain Corporate Units, are supported by confirmations of management of entities under their responsibility, which confirm the accuracy of the financial data they have reported to Siemens' corporate headquarters and the effectiveness of the related control systems.

In addition, we have set up a Disclosure Committee – comprising selected heads of Corporate Units – which is responsible for reviewing certain financial and non-financial information prior to publication.

The Supervisory Board, through the Audit Committee, is also integrated into our control system. In particular, the Audit Committee oversees the accounting process, the effectiveness of the control system, the risk management system and the internal audit system, and the independent audit of financial statements. In addition, it conducts an audit of the documents related to the Stand-alone Financial Statements of Siemens AG and the Consolidated Financial Statements and discusses the Stand-alone Financial Statements of Siemens AG, the Consolidated Financial Statements and Combined Management Report of these statements with the Managing Board and the independent auditors.

The activities of our internal corporate audit function form a further element in the control system. Throughout Siemens and on a continuous basis, the Siemens' internal corporate audit function carries out audits with respect to compliance with guidelines and the reliability and functional operation of our control system as well as the adequacy and effectiveness of our risk management system.

In addition, and in accordance with the requirements of the Sarbanes-Oxley Act, we have rules for accounting-related complaints and a Code of Ethics for Financial Matters to be certified by the Chief Executive Officer, the Chief Financial Officer, and the Head of our Financial Reporting and Controlling department, as well as other senior financial personnel concerned with the financial closing process.

C.9.5.1 ADDITIONAL INFORMATION RELATED TO THE STAND-ALONE FINANCIAL STATEMENTS OF SIEMENS AG (GERMAN COMMERCIAL CODE)

Siemens AG as the parent company of the Siemens Group is integrated into the company-wide accounting-related internal control system described above. Generally, the information set out above also applies for Stand-alone Financial Statements of Siemens AG prepared in accordance with the German Commercial Code.

The Consolidated Financial Statements are prepared in accordance with IFRS. Where required, i.e., for purposes of preparing statements for local regulatory or tax purposes, data is adopted in accordance with relevant regulations by means of reconciliation at account level. Accordingly, accurately determined IFRS closing data also forms an important basis for the Stand-alone Financial Statements of Siemens AG. In the case of Siemens AG and other group companies required to prepare financial statements in accordance with German Commercial Code, the conceptual framework described above is complemented by our mandatory German Commercial Code closing guidelines and a German Commercial Code chart of accounts.

The manual and system-based control mechanisms referred to above generally also apply when reconciling the IFRS closing data to the Stand-alone Financial Statements of Siemens AG. The information relating to the systematic monitoring of the design and operating effectiveness of the accounting-related internal control system applies only to the Consolidated Financial Statements in accordance with IFRS.

C.10 COMPENSATION REPORT, CORPORATE GOVERNANCE STATEMENT PURSUANT TO SECTION 289a OF THE GERMAN COMMERCIAL CODE, TAKEOVER-RELEVANT INFORMATION AND EXPLANATORY REPORT

The Compensation Report outlines the principles underlying the determination of the total compensation of the members of the Managing Board of Siemens AG, and sets out the structure and level of the remuneration of the Managing Board members. It also describes the policies governing and levels of compensation paid to Supervisory Board members. The Compensation Report is an integral part of the Combined Management Report and is presented in → B.4 COMPENSATION REPORT.

The Corporate Governance statement pursuant to Section 289a of the German Commercial Code is an integral part of the Combined Management Report and is published on WWW.SIEMENS.COM/GCG-CODE. The Corporate Governance statement is also presented in → B.2 CORPORATE GOVERNANCE STATEMENT.

The Takeover-Relevant Information (pursuant to Sections 289 para. 4 and 315 para. 4 of the German Commercial Code) and Explanatory Report are an integral part of the Combined Management Report and are presented in → B.5 TAKEOVER-RELEVANT INFORMATION (PURSUANT TO SECTIONS 289 PARA. 4 AND 315 PARA. 4 OF THE GERMAN COMMERCIAL CODE) AND EXPLANATORY REPORT.

Unlike our Consolidated Financial Statements, which are prepared in accordance with the International Financial Reporting Standards (IFRS), the Stand-Alone Financial Statements of Siemens AG have been prepared in accordance with the rules set out in the German Commercial Code (Handelsgesetzbuch).

C.11.1 Business and economic environment

Siemens AG is the parent company of the Siemens Group. Siemens AG is a globally operating, integrated technology company with core activities in the fields of energy, healthcare, industry and infrastructure. Beginning with fiscal 2012, Siemens formed a fourth Sector, Infrastructure & Cities, in addition to our existing three Sectors, Energy, Healthcare and Industry. The Infrastructure & Cities Sector comprises the activities of the Building Technologies and Mobility Divisions, formerly in the Industry Sector, and the activities of the Power Distribution Division, including Smart Grid applications, formerly in the Energy Sector. Siemens AG includes one additional operating business, Siemens Real Estate. Furthermore Siemens AG is significantly influenced by directly or indirectly owned subsidiaries and investments. Siemens AG holds 764 legal entities including non-controlling interests. Siemens AG also includes the Group's corporate headquarter functions.

The economic environment for Siemens AG is largely the same as for the Siemens Group and is described in detail in → C.1.2 ECONOMIC ENVIRONMENT.

C.11.2 Results of operations

STATEMENT OF INCOME OF SIEMENS AG IN ACCORDANCE WITH GERMAN COMMERCIAL CODE (CONDENSED)

	Year ended September 30,	
(in millions of €)	2012	2011
Revenue	**29,913**	**29,469**
Cost of sales	(21,607)	(21,016)
Gross profit	**8,307**	**8,453**
Research and development expenses	(2,904)	(2,759)
Marketing, selling and general administrative expenses	(3,991)	(3,643)
Other operating income (expense), net	124	(698)
Financial income, net *thereof income from investments 2,368 (prior year 1,995)*	2,441	1,920
Result from ordinary activities	**3,977**	**3,273**
Extraordinary result	–	229
Income taxes	(943)	(717)
Net income	**3,034**	**2,785**
Profit carried forward	114	112
Allocation to other retained earnings	(504)	(154)
Unappropriated net income	**2,643**	**2,743**

Revenue rose 2%. The increase was due primarily to revenue increases of €483 million in the Energy Sector and €338 million in the Healthcare Sector, partly offset by revenue declines of €394 million in the Infrastructure & Cities Sector and €113 million in the Industry Sector. On a geographic basis, revenue grew 15% year-over-year in the Americas region and 4% in the Asia, Australia region. In the Europe, C.I.S., Africa, Middle East region, revenue declined 1%. Customers in Germany accounted for 30% of revenue compared to 31% in fiscal 2011. Exports from Germany accounted for 70% of revenue in fiscal 2012 and 69% in fiscal 2011. In fiscal 2012, new orders for Siemens AG amounted to €28.6 billion, a substantial decrease of 25% from €38.3 billion a year earlier. In particular, slowing growth in the world economy was evident in the development of new orders and led to substantially lower volume from large orders compared to the prior year. Prior-year period included a number of orders for large wind-farms in Energy and a €3.7 billion order for trains in Germany won by Infrastructure & Cities.

Gross profit declined 2% and gross profit margin decreased from 29% a year ago to 28% in the current period. The decrease was driven mainly by additional costs of €633 million relating to project charges in the Energy Sector's Power Transmission Division.

Research and development (R&D) expenses increased 5% and rose as a percentage of revenue (R&D intensity) from 9% a year earlier to 10% in fiscal 2012. The increase was associated primarily with growth-related expenses and derived mainly from the Industry Sector. R&D expenses rose in the Healthcare and Energy Sectors, and declined slightly in the Infrastructure & Cities Sector. On an average basis, we employed 12,200 people in R&D in fiscal 2012 compared to 11,100 in fiscal 2011. For additional information see → C.8.2 RESEARCH AND DEVELOPMENT.

Other operating income (expenses), net rose €822 million compared to fiscal 2011, including an increase in other operating income of €310 million and a decrease in other operating expenses of €512 million.

Other operating income rose 26%. The increase was caused primarily by a release amounting to €307 million related to indirect pension obligations to Siemens Pensionsfonds AG and a gain of €96 million resulting from revised estimates with regard to transaction-related provisions in connection with the disposal of Siemens IT Solutions and Services GmbH.

Other operating expenses declined 27% compared to the prior year, which included charges amounting to €367 million related to indirect pension obligations to Siemens Pensionsfonds AG. In fiscal 2012, other operating expenses included €232 million (2011: €182 million) related to a Service Level Agreement with Siemens Financieringsmaatschappij N.V. and expenses of €166 million related to a settlement with the Greek State.

Financial income, net increased 27%. The increase was attributable primarily to an increase of €373 million in income from investments. Other financial income was €163 million higher compared to the prior year, while net interest income came in €15 million lower.

Income from investments rose 19% year-over-year, due primarily to a gain of €1.290 billion resulting from the contribution in kind measured at fair value of Siemens Wind Power A/S into sinius GmbH, and a gain of €298 million from the disposal of Siemens s.r.o. In addition, income from investments rose on higher dividends, which came in €506 million higher year-over-year. These factors were partly offset by a €776 million decline in profit transfers and an increase of €650 million in impairments of investments.

Net other financial income improved €163 million compared to the prior year, which included impairments of shares in investment funds totaling €411 million, partly offset by financial income of €133 million related to foreign currency and hedging transactions. Fiscal 2012 included a reversal of impairments of shares in investment funds of €155 million and growth in dividend income from fund shares of €53 million, more than offset by expenses related to foreign currency and hedging transactions amounting to €132 million and an increase of €203 million in expenses for the accretion of pension provisions.

Extraordinary result in fiscal 2011 includes a gain of €1.500 billion from the disposal of Areva NP S.A.S. and a payment of €682 million to Areva S.A. resulting from an adverse arbitration decision. Also included are effects totaling a negative €589 million related to establishing Siemens IT Solutions and Services as a separate legal entity and its disposal.

Income taxes (from ordinary activities) rose 32%. The increase was impacted by a reduction in deferred tax assets on the loss carry-forward due to adjustments from a tax audit. This was partly offset by a decrease in current income taxes. For comparison, in fiscal 2011 income taxes from ordinary activities were burdened by adjustments of deferred tax assets amounting to €205 million into income taxes from extraordinary result.

C.11.3 Net assets and financial position

Total assets increased €159 million and were almost level with the prior year.

STATEMENT OF FINANCIAL POSITION OF SIEMENS AG IN ACCORDANCE WITH GERMAN COMMERCIAL CODE (CONDENSED)

	September 30,	
(in millions of €)	2012	2011
Assets		
Non-current assets		
Intangible and tangible assets	2,388	2,331
Financial assets	42,951	39,637
	45,339	**41,968**
Current assets		
Receivables and other assets	15,790	18,586
Cash and cash equivalents, marketable securities	3,155	2,834
	18,945	**21,420**
Prepaid expenses	**86**	77
Deferred tax assets	**2,737**	3,490
Active difference resulting from offsetting	**42**	35
Total assets	**67,149**	66,990
Liabilities and equity		
Equity	**19,811**	20,658
Special reserve with an equity portion	**775**	790
Accruals and provisions		
Pensions and similar commitments	9,919	9,888
Other provisions	7,419	8,036
	17,338	**17,924**
Liabilities		
Liabilities to banks	146	116
Advanced payments received	1,551	1,842
Trade payables, liabilities to affiliated companies and other liabilities	27,236	25,369
	28,934	**27,327**
Deferred income	**291**	291
Total liabilities and equity	**67,149**	66,990

Financial assets rose 8%. The increase resulted primarily from a capital increase at sinius GmbH amounting to €1.621 billion due to the contribution in kind of Siemens Wind Power A/S, which had a book value of €331 million. That contribution in kind led to a gain of €1.290 billion. In addition, shares of Siemens Diagnostics Holding II B.V. valued at €1.100 billion were transferred from Siemens Medical Solutions Diagnostics Holding I B.V. to Siemens AG, and Siemens AG performed a capital increase at OSRAM AG amounting to €699 million.

Receivables and other assets decreased 15% due primarily to lower receivables from affiliated companies as a result of intra-group financing activities.

Cash and cash equivalents and marketable securities increased 11%. The liquidity management of Siemens AG is based on the finance strategy of the Siemens Group. Therefore the change in liquidity of Siemens AG resulted not only from business activities of Siemens AG.

Equity declined 4%. The decrease was attributable to dividends paid for fiscal 2011 amounting to €2.629 billion (for additional information see → C.2.4 DIVIDEND) and a €1.766 billion reduction in equity due to a share buyback program conducted during the year. These factors were partly offset by the profit for the year of €3.034 billion, the issuance of treasury stock of €386 million in conjunction with our share-based compensation program and the option premium for the options rights for Siemens shares amounting to €130 million in connection with the issuance of US$ bonds with warrant units. These warrants were issued by Siemens AG. The equity ratio at September 30, 2012 and 2011 was 30% and 31%, respectively.

Other provisions decreased 8%, primarily including decreases of €237 million in provisions for operating expenses, a decline of €207 million for tax provisions and a decrease of €156 million in provisions for warranties.

Trade payables, liabilities to affiliated companies and other liabilities grew 7%, due primarily to higher liabilities to affiliated companies as a result of intra-group financing activities.

C.11.4 Employees

KEY PERFOMANCE INDICATORS

	Year ended September 30, 2012	2011
Employee fluctuation rate[1]	2.7%	3.8%
Proportion of women (percentage of employees in management positions)	10.6%	10.4%
Expenses for continuing education (in millions of €)[2]	100	86
Expenses per employee for continuing education (in €)[2]	934	848

1 Employee fluctuation rate is defined as the ratio of voluntary and involuntary exits from Siemens AG during the fiscal year to the average number of employees.
2 Without travel expenses.

As of September 30, 2012, the number of employees was 108,004 and 103,624, respectively.

EMPLOYEES OF SIEMENS AG BY SEGMENTS AS OF SEPTEMBER 30, 2012 (IN THOUSANDS)


Industry: 36 (34%)
Energy: 26 (24%)
Healthcare: 10 (9%)
108
Other: 9 (8%)
Siemens Real Estate: 2 (2%)
Infrastructure & Cities: 26 (24%)

For additional information see → C.8.9 EMPLOYEES.

C.11.5 Risks and opportunities

The business development of Siemens AG is fundamentally subject to the same risks and opportunities as the Siemens Group. Siemens AG generally participates in the risks of its subsidiaries and equity investments in line with its percentage of each holding. For additional information see → C.9.3 RISKS and → C.9.4 OPPORTUNITIES.

As the parent company of the Siemens Group, Siemens AG is integrated into the group-wide risk management system. For additional information see → C.9.2 RISK MANAGEMENT.

The description of the internal control system for Siemens AG required by Section 289 para. 5 of the German Commercial Code is included in → C.9.5 SIGNIFICANT CHARACTERISTICS OF THE ACCOUNTING-RELATED INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM.

For additional information regarding the use of financial instruments see ↗ NOTES TO THE STAND-ALONE FINANCIAL STATEMENTS OF SIEMENS AG.

C.11.6 Outlook

Due to the interrelations between Siemens AG and its subsidiaries and the relative size of Siemens AG within the Group, the Outlook of the Group also largely reflects our expectations for Siemens AG. We expect the lower level of new orders in fiscal 2012 to affect revenue developments in fiscal 2013. Based on an expected overall improvement in the markets served by Siemens AG, we expect revenue to return to growth in fiscal 2014. This expectation is dependent particularly on businesses that are sensitive to short-term changes in the economic environment. We expect to participate in the company-wide program "Siemens 2014". This productivity improvement program is expected to include measures leading to charges in the next two fiscal years. Portions of the program-related charges will affect primarily the net income of Siemens AG in fiscal 2013. In fiscal 2014, we expect that net income will benefit from the productivity gains. Additionally, in the next two years we expect that income from investments will significantly influence the profit of Siemens AG. For additional information see → C.9.1 REPORT ON EXPECTED DEVELOPMENTS.

We intend to continue providing an attractive return to shareholders. In the years ahead we intend to propose a dividend payout which – combined with outlays for share buybacks during the fiscal year – results in a sum representing 40% to 60% of Siemens Group net income, which for this purpose we may adjust to exclude exceptional non-cash effects.

C.12 NOTES AND FORWARD-LOOKING STATEMENTS

This document includes supplemental financial measures that are or may be non-GAAP financial measures. New orders and order backlog; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens' financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens' supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens' Investor Relations website at WWW.SIEMENS.COM/NONGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens' most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as "expects," "looks forward to," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," "project" or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens' management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens' control, affect Siemens' operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information – Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter "Risks" of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter "Report on risks and opportunities" of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website WWW.SIEMENS.COM, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website WWW.SIEMENS.COM, and on the SEC's website WWW.SEC.GOV. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

D. Consolidated Financial Statements

Due to rounding, numbers presented throughout these Consolidated Financial Statements may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

D.1 CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2012 AND 2011

(in millions of €, per share amounts in €)	Note	2012	2011
Revenue		78,296	73,275
Cost of goods sold and services rendered		(56,092)	(51,046)
Gross profit		22,204	22,229
Research and development expenses		(4,238)	(3,899)
Marketing, selling and general administrative expenses		(11,162)	(10,239)
Other operating income	5	516	547
Other operating expense	6	(276)	(374)
Income (loss) from investments accounted for using the equity method, net	7	(266)	210
Interest income	8	2,234	2,200
Interest expense	8	(1,728)	(1,716)
Other financial income (expense), net	8	(5)	649
Income from continuing operations before income taxes		**7,279**	**9,608**
Income taxes	9	(2,094)	(2,232)
Income from continuing operations		**5,184**	**7,376**
Income (loss) from discontinued operations, net of income taxes	4	(595)	(1,055)
Net income		**4,590**	**6,321**
Attributable to:			
Non-controlling interests		132	176
Shareholders of Siemens AG		4,458	6,145
Basic earnings per share	35		
Income from continuing operations		5.77	8.23
Income (loss) from discontinued operations		(0.68)	(1.20)
Net income		**5.09**	**7.04**
Diluted earnings per share	35		
Income from continuing operations		5.71	8.14
Income (loss) from discontinued operations		(0.67)	(1.18)
Net income		**5.04**	**6.96**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

D.2 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2012 AND 2011

(in Mio. €)	Note	2012	2011
Net income		4,590	6,321
Items that will not be reclassified to profit or loss:			
Actuarial gains and losses on pension plans and similar commitments	23	(2,101)	(65)
Items that may be reclassified subsequently to profit or loss:			
Currency translation differences		855	129
Available-for-sale financial assets	10	209	(59)
Derivative financial instruments	30,31	63	(121)
		1,127	(51)
Other comprehensive income, net of tax[1]		(974)	(116)
Total comprehensive income		3,615	6,205
Attributable to:			
Non-controlling interests		128	169
Shareholders of Siemens AG		3,487	6,036

1 Includes income (expense) resulting from investments accounted for using the equity method of €23 million and €8 million, respectively, in fiscal 2012 and 2011 of which €(99) million and €10 million, respectively, are attributable to items that will not be reclassified to profit or loss.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

D.3 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2012 AND 2011

(in millions of €)	Note	09/30/2012	09/30/2011
Assets			
Current assets			
Cash and cash equivalents		10,891	12,468
Available-for-sale financial assets	10	524	477
Trade and other receivables	11	15,220	14,847
Other current financial assets	12	2,901	2,628
Inventories	13	15,679	15,143
Income tax receivables		836	798
Other current assets	14	1,277	1,264
Assets classified as held for disposal	4	4,800	4,917
Total current assets		**52,129**	**52,542**
Goodwill	15	17,069	15,706
Other intangible assets	16	4,595	4,444
Property, plant and equipment	17	10,763	10,477
Investments accounted for using the equity method	18	4,436	4,966
Other financial assets	19	14,666	12,126
Deferred tax assets	9	3,777	3,206
Other assets		846	776
Total assets		**108,282**	**104,243**

Liabilities and equity			
Current liabilities			
Short-term debt and current maturities of long-term debt	22	3,826	3,660
Trade payables		8,036	7,677
Other current financial liabilities	20	1,460	2,247
Current provisions	24	4,750	5,168
Income tax payables		2,204	2,032
Other current liabilities	21	20,306	21,020
Liabilities associated with assets classified as held for disposal	4	2,054	1,756
Total current liabilities		**42,637**	**43,560**
Long-term debt	22	16,880	14,280
Pension plans and similar commitments	23	9,926	7,307
Deferred tax liabilities	9	494	595
Provisions	24	3,908	3,654
Other financial liabilities		1,083	824
Other liabilities	25	2,052	1,867
Total liabilities		**76,980**	**72,087**
Equity	26		
Common stock, no par value[1]		2,643	2,743
Additional paid-in capital		6,173	6,011
Retained earnings		22,756	25,881
Other components of equity		1,058	(68)
Treasury shares, at cost[2]		(1,897)	(3,037)
Total equity attributable to shareholders of Siemens AG		**30,733**	**31,530**
Non-controlling interests		569	626
Total equity		**31,302**	**32,156**
Total liabilities and equity		**108,282**	**104,243**

1 Authorized: 1,084,600,000 and 1,117,803,421 shares, respectively. Issued: 881,000,000 and 914,203,421 shares, respectively.

2 24,725,674 and 39,952,074 shares, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

D.4 CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2012 AND 2011

(in millions of €)	Note	2012	2011
Cash flows from operating activities			
Net income		4,590	6,321
Adjustments to reconcile net income to cash provided by (used in) operating activities – continuing operations			
(Income) loss from discontinued operations, net of income taxes		595	1,055
Amortization, depreciation and impairments		2,744	2,437
Income taxes		2,094	2,232
Interest (income) expense, net		(507)	(484)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net		(146)	(209)
(Gains) losses on sales of investments, net[1]		(211)	(1,019)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net		2	(1)
(Income) losses from investments[1]		373	(44)
Other non-cash (income) expenses		110	69
Change in current assets and liabilities			
(Increase) decrease in inventories		(85)	(1,126)
(Increase) decrease in trade and other receivables		157	(625)
Increase (decrease) in trade payables		197	651
Change in other assets and liabilities		(2,218)	(24)
Additions to assets held for rental in operating leases		(375)	(582)
Income taxes paid		(1,462)	(1,617)
Dividends received		303	267
Interest received		836	780
Net cash provided by (used in) operating activities – continuing operations		**6,996**	**8,081**
Net cash provided by (used in) operating activities – discontinued operations		(24)	(314)
Net cash provided by (used in) operating activities – continuing and discontinued operations		**6,972**	**7,767**
Cash flows from investing activities			
Additions to intangible assets and property, plant and equipment		(2,206)	(2,163)
Acquisitions, net of cash acquired		(1,314)	(303)
Purchases of investments[1]		(234)	(724)
Purchases of current available-for-sale financial assets		(182)	(102)
(Increase) decrease in receivables from financing activities		(2,087)	(1,770)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment[1]		753	2,108
Proceeds and (payments) from disposals of businesses		93	177
Proceeds from sales of current available-for-sale financial assets		142	38
Net cash provided by (used in) investing activities – continuing operations		**(5,034)**	**(2,739)**
Net cash provided by (used in) investing activities – discontinued operations		(650)	(1,305)
Net cash provided by (used in) investing activities – continuing and discontinued operations		**(5,685)**	**(4,044)**
Cash flows from financing activities			
Purchase of common stock	26	(1,721)	–
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners		297	(764)
Proceeds from issuance of long-term debt	22	5,113	113
Repayment of long-term debt (including current maturities of long-term debt)		(3,218)	(2,046)
Change in short-term debt and other financing activities		(62)	227
Interest paid		(503)	(475)
Dividends paid	26	(2,629)	(2,356)
Dividends paid to non-controlling interest holders		(155)	(158)
Financing discontinued operations[2]		(712)	(1,603)
Net cash provided by (used in) financing activities – continuing operations		**(3,591)**	**(7,062)**
Net cash provided by (used in) financing activities – discontinued operations		674	1,619
Net cash provided by (used in) financing activities – continuing and discontinued operations		**(2,916)**	**(5,443)**
Effect of exchange rates on cash and cash equivalents		68	5
Net increase (decrease) in cash and cash equivalents		(1,561)	(1,715)
Cash and cash equivalents at beginning of period		12,512	14,227
Cash and cash equivalents at end of period		10,950	12,512
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period		59	44
Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)		**10,891**	**12,468**

1 Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to Investments accounted for using the equity method.

2 Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

D.5 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2012 AND 2011

(in millions of €)	Common stock	Additional paid-in capital	Retained earnings
Balance at October 1, 2010	2,743	5,986	22,998
Net income	–	–	6,145
Other comprehensive income, net of tax	–	–	(66)[1]
Dividends	–	–	(2,356)
Share-based payment	–	(3)	(17)
Re-issuance of treasury stock	–	28	–
Transactions with non-controlling interests[3]	–	–	(835)
Other changes in equity	–	–	12
Balance at September 30, 2011	**2,743**	**6,011**	**25,881**
Balance at October 1, 2011	2,743	6,011	25,881
Net income	–	–	4,458
Other comprehensive income, net of tax	–	–	(2,097)[1]
Dividends	–	–	(2,629)
Share-based payment	–	42	(129)
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	(6)	–
Cancellation of common stock	(100)	–	(2,410)
Transactions with non-controlling interests	–	–	(326)
Other changes in equity	–	126	7
Balance at September 30, 2012	**2,643**	**6,173**	**22,756**

1 Items of other comprehensive income that will not be reclassified to profit or loss consist of actuarial gains and losses on pension plans and similar commitments of €(2,097) million and €(66) million, respectively, in the fiscal years ended September 30, 2012 and 2011. Actuarial gains and losses on pension plans and similar commitments are included in line item Retained earnings.

2 In fiscal years ended September 30, 2012 and 2011, Other comprehensive income, net of tax, includes non controlling interests of €(4) million and €1 million relating to Actuarial gains and losses on pension plans and similar commitments, €(1) million and €(5) million relating to Currency translation differences, €– million and €– million relating to Available-for-sale financial assets and €1 million and €(3) million relating to Derivative financial instruments.

	Total comprehensive income							
	Other components of equity Items that may be reclassified subsequently to profit or loss							
	Currency translation differences	Available-for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
	(115)	95	12	22,990	(3,373)	28,346	750	29,096
	–	–	–	6,145	–	6,145	176	6,321
	134	(59)	(118)	(109)	–	(109)	(7)	(116)[3]
	–	–	–	(2,356)	–	(2,356)	(165)	(2,521)
	–	–	–	(17)	–	(20)	–	(20)
	–	–	–	–	336	364	–	364
	(17)	–	–	(852)	–	(852)	(122)	(974)
	–	–	–	12	–	12	(6)	6
	2	**36**	**(106)**	**25,813**	**(3,037)**	**31,530**	**626**	**32,156**
	2	36	(106)	25,813	(3,037)	31,530	626	32,156
	–	–	–	4,458	–	4,458	132	4,590
	855	209	62	(971)	–	(971)	(4)	(974)[3]
	–	–	–	(2,629)	–	(2,629)	(176)	(2,805)
	–	–	–	(129)	–	(87)	–	(87)
	–	–	–	–	(1,767)	(1,767)	–	(1,767)
	–	–	–	–	397	391	–	391
	–	–	–	(2,410)	2,510	–	–	–
	–	–	–	(326)	–	(326)	24	(302)
	–	–	–	7	–	134	(34)	100
	857	**245**	**(44)**	**23,814**	**(1,897)**	**30,733**	**569**	**31,302**

3 Includes the acquisition of additional subsidiary shares in Siemens Ltd., India.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SEGMENT INFORMATION (continuing operations)

AS OF AND FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2012 AND 2011

	New orders[2]		External revenue		Intersegment revenue		Total revenue	
(in millions of €)	2012	2011	2012	2011	2012	2011	2012	2011
Sectors[1]								
Energy	26,881	31,407	27,302	24,390	235	254	27,537	24,645
Healthcare	13,806	13,116	13,600	12,463	42	54	13,642	12,517
Industry	19,985	20,184	18,872	18,124	1,637	1,467	20,508	19,590
Infrastructure & Cities	17,150	21,348	16,731	16,166	853	810	17,585	16,976
Total Sectors	**77,822**	**86,056**	**76,505**	**71,142**	**2,767**	**2,585**	**79,273**	**73,727**
Equity Investments	–	–	–	–	–	–	–	–
Financial Services (SFS)	908	961	859	908	48	54	908	961
Reconciliation to Consolidated Financial Statements								
Centrally managed portfolio activities	283	473	281	510	11	10	292	520
Siemens Real Estate (SRE)	2,434	2,204	325	415	2,121	1,792	2,447	2,207
Corporate items and pensions	508	449	325	300	184	151	509	451
Eliminations, Corporate Treasury and other reconciling items	(5,041)	(4,978)	–	–	(5,132)	(4,591)	(5,132)	(4,591)
Siemens	**76,913**	**85,166**	**78,296**	**73,275**	–	–	**78,296**	**73,275**

1 Commencing with fiscal 2012, Infrastructure & Cities was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

2 This supplementary information on New orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.

3 Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

4 Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

	Profit[3]		Assets[4]		Free cash flow[5]		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments[6]	
	2012	2011	09/30/2012	09/30/2011	2012	2011	2012	2011	2012	2011
	2,159	4,230	1,020	499	2,315	2,768	532	587	523	403
	1,815	1,334	11,757	11,264	1,861	1,887	354	284	726	645
	2,467	2,752	7,014	6,001	2,164	2,468	442	451	591	557
	1,102	1,126	4,012	3,169	737	1,208	290	264	276	278
	7,543	**9,442**	**23,803**	**20,933**	**7,077**	**8,332**	**1,619**	**1,586**	**2,116**	**1,883**
	(549)	(26)	2,715	3,382	100	116	–	–	–	–
	479	428	17,405	14,602	528	344	31	60	270	265
	(29)	(40)	(448)	(397)	12	(86)	3	6	6	7
	115	150	5,018	4,974	(231)	(240)	453	453	327	272
	(302)	(257)	(11,840)	(9,806)	(1,044)	(1,168)	103	62	67	60
	23	(90)	71,628	70,555	(1,651)	(1,381)	(4)	(4)	(41)	(50)
	7,279	**9,608**	**108,282**	**104,243**	**4,790**	**5,918**	**2,206**	**2,163**	**2,744**	**2,437**

5 Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

6 Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

NOTE 1 Basis of presentation

The accompanying Consolidated Financial Statements present the operations of Siemens AG with registered offices in Berlin and Munich, Germany, and its subsidiaries (the Company or Siemens). They have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union as well as with the additional requirements set forth in Section 315a (1) of the German Commercial Code (HGB). The financial statements are also in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

Consolidated Financial Statements and Group Management Report as of September 30, 2012, prepared in accordance with Section 315a (1) of the HGB are being filed with and published in the German Electronic Federal Gazette (elektronischer Bundesanzeiger).

Siemens prepares and reports its Consolidated Financial Statements in euros (€). Due to rounding, numbers presented may not add up precisely to totals provided.

Siemens is a German based multinational corporation with a business portfolio of activities predominantly in the field of electronics and electrical engineering.

The Consolidated Financial Statements were authorised for issue by the Managing Board on November 21, 2012. The Consolidated Financial Statements are generally prepared on the historical cost basis, except as stated in → NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

NOTE 2 Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.

Basis of consolidation – The Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPE's) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. To determine when the Company should consolidate based on substance, Siemens considers the circumstances listed in SIC-12.10 as additional indicators regarding a relationship in which Siemens controls an SPE. Siemens looks at these SIC-12.10 circumstances as indicators and always privileges an analysis of individual facts and circumstances on a case-by-case basis. Associated companies are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.

Business combinations – Business combinations are accounted for under the acquisition method. Siemens as the acquirer and the acquiree may have a relationship that existed before they contemplated the business combination, referred to as a pre-existing relationship. If the business combination in effect settles a pre-existing relationship, Siemens as the acquirer recognizes a gain or loss for the pre-existing relationship. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Any contingent consideration to be transferred by Siemens as the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured; subsequent settlement is accounted for within equity. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Uniform accounting policies are applied. Non-controlling interests may be measured at their fair value (full goodwill method) or at the proportional fair value of assets acquired and liabilities assumed (partial goodwill method). After initial recognition non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. In case of a written put on non-controlling interests the Company distinguishes whether the prerequisites for the transfer of present ownership interest are fulfilled at the balance sheet date. Provided that the Company is not the beneficial owner of the shares underlying the put option, the exercise of the put option will be assumed at each balance sheet date and treated as equity transaction between shareholders with the recognition of a purchase liability at the respective exercise price. The non-controlling interests participate in profits and losses during the reporting period.

Associated companies and jointly controlled entities – Companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights) and jointly controlled entities are recorded in the Consolidated Financial Statements using the equity method of accounting and are initially recognized at cost. The following policies equally apply to associated companies and jointly controlled entities. Where necessary, adjustments are made to bring the accounting policies in line with those of Siemens. The excess of Siemens' initial investment in associated companies over Siemens' ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill. Goodwill relating to the acquisition of associated companies is included in the carrying amount of the investment and is not amortized but is tested for impairment as part of the overall investment in the associated company. Siemens' share of its associated companies' post-acquisition profits or losses is recognized in the Consolidated Statements of Income, and its share of post-acquisition movements in equity that have not been recognized in the associates' profit or loss is recognized directly in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment in the associated company. When Siemens' share of losses in an associated company equals or exceeds its interest in the associate, Siemens does not recognize further losses, unless it incurs obligations or makes payments on behalf of the associate. The interest in an associate is the carrying amount of the investment in the associate together with any long-term interests that, in substance, form part of Siemens' net investment in the associate. Intercompany results arising from transactions between Siemens and its associated companies are eliminated to the extent of Siemens' interest in the associated company. Siemens determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, Siemens calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value. Upon loss of significant influence over the associate, Siemens measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.

Foreign currency translation – The assets, including goodwill, and liabilities of foreign subsidiaries, where the functional currency is other than the euro, are translated using the spot exchange rate at the end of the reporting period, while the Consolidated Statements of Income are translated using average exchange rates during the period. Differences arising from such translations are recognized within equity and reclassified to net income when the gain or loss on disposal of the foreign subsidiary is recognized. The Consolidated Statements of Cash Flow are translated at average exchange rates during the period, whereas cash and cash equivalents are translated at the spot exchange rate at the end of the reporting period.

The exchange rate of the U.S. Dollar, Siemens' significant currency outside the euro zone used in the preparation of the Consolidated Financial Statements is as follows:

		Year-end exchange rate €1 quoted into currencies specified below		Annual average rate €1 quoted into currencies specified below	
		September 30,		Fiscal year	
Currency	ISO Code	2012	2011	2012	2011
U.S. Dollar	USD	1.293	1.350	1.303	1.399

Foreign currency transaction – Transactions that are denominated in a currency other than the functional currency of an entity, are recorded at that functional currency applying the spot exchange rate at the date when the underlying transactions are initially recognized. At the end of the reporting period, foreign currency-denominated monetary assets and liabilities are re-valued to functional currency applying the spot exchange rate prevailing at that date. Gains and losses arising from these foreign currency revaluations are recognized in net income. Those foreign currency-denominated transactions which are classified as non-monetary are remeasured using the historical spot exchange rate.

Revenue recognition – Under the condition that persuasive evidence of an arrangement exists revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. In cases where the inflow of economic benefits is not probable due to customer related credit risks the revenue recognized is subject to the amount of payments irrevocably received. Revenue is measured at the fair value of the consideration received or receivable net of discounts and rebates and excluding taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods: Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods.

Sales from construction contracts: A construction contract is a contract specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose or use. When the outcome of a construction contract can be estimated reliably, revenues from construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. An expected loss on the construction contract is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably (1) revenue is recognized only to the extent contract costs incurred are probable of being recoverable, and (2) contract costs are recognized as an expense in the period in which they are incurred.

When a contract covers a number of assets, the construction of each asset is treated as a separate construction contract when (1) separate proposals have been submitted for each asset, (2) each asset has been subject to separate negotiation and the contractor and the customer have been able to accept or reject that part of the contract relating to each asset, and (3) the costs and revenues of each asset can be identified. A group of contracts, whether with a single customer or with several customers, are treated as a single construction contract when (1) the group of contracts is negotiated as a single package, (2) the contracts are so closely interrelated that they are, in effect, part of a single project with an overall profit margin, and (3) the contracts are performed concurrently or in a continuous sequence.

During project execution variation orders by the customer for a change in the scope of the work to be performed under the contract may be received leading to an increase or a decrease in contract revenue. Examples of such variations are changes in the specifications or design of the asset and changes in the duration of the contract.

Rendering of services: Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided, i.e. generally under the percentage-of-completion method.

Sales from multiple element arrangements: Sales of goods and services as well as software arrangements sometimes involve the provision of multiple elements. In these cases, the Company determines whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is (are) considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. The hierarchy of fair value evidence is as follows: (a) sales prices for the component when it is regularly sold on a stand-alone basis, (b) third-party prices for similar components or, under certain circumstances, (c) cost plus an adequate business-specific profit margin related to the relevant element. By this means, reliable fair values are generally available. However, there might be cases when fair value evidence according to (a) and (b) is not available and the application of the cost plus-method (c) does not create reasonable results because the costs incurred are not an appropriate base for the determination of the fair value of an element. In such cases the residual method is used, if fair value evidence is available for the undelivered but not for one or more of the delivered elements, i.e. the amount allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of the undelivered elements. If the three separation criteria (1) to (3) are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance obligations.

Interest income: Interest is recognized using the effective interest method.

Royalties: Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Income from lease arrangements: Operating lease income for equipment rentals is recognized on a straight-line basis over the lease term. An arrangement that is not in the legal form of a lease is accounted for as a lease if it is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset. Receivables from finance leases, in which Siemens as lessor transfers substantially all the risks and rewards incidental to ownership to the customer are recognized at an amount equal to the net investment in the lease. Finance income is subsequently recognized based on a pattern reflecting a constant periodic rate of return on the net investment using the effective interest method. A selling profit component on manufacturing leases is recognized based on the policies for outright sales. Profit from sale and leaseback transactions is recognized immediately if significant risks and rewards of ownership have passed to the buyer, the leaseback results in an operating lease and the transaction is established at fair value.

Dividends: Dividends are recognized when the right to receive payment is established.

Functional costs – In general, operating expenses by types are assigned to the functions following the functional area of the corresponding profit and cost centers. Expenses relating to cross-functional initiatives or projects are assigned to the respective functional costs based on an appropriate allocation principle. Regarding amortization see → NOTE 16 OTHER INTANGIBLE ASSETS, regarding depreciation see → NOTE 17 PROPERTY, PLANT AND EQUIPMENT and regarding employee benefit expense see → NOTE 34 PERSONNEL COSTS.

Government grants – Government grants are recognized when there is reasonable assurance that the conditions attached to the grants are complied with and the grants will be received. Grants awarded for the purchase or the production of fixed assets (grants related to assets) are generally offset against the acquisition or production costs of the respective assets and reduce future depreciations accordingly. Grants awarded for other than non-current assets (grants related to income) are reported in the Consolidated Statements of Income under the same functional area as the corresponding expenses. They are recognized as income over the periods necessary to match them on a systematic basis to the costs that are intended to be compensated. Government grants for future expenses are recorded as deferred income.

Product-related expenses and losses from onerous contracts – Provisions for estimated costs related to product warranties are recorded in line item Cost of goods sold and services rendered at the time the related sale is recognized, and are established on an individual basis, except for the standard product business. The estimates reflect historic experience of warranty costs, as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty provisions. Expected losses from onerous contracts are recognized in the period when the current estimate of total contract costs exceeds contract revenue.

Research and development costs – Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if (1) development costs can be measured reliably, the product or process is (2) technically and (3) commercially feasible, (4) future economic benefits are probable and (5) Siemens intends, and (6) has sufficient resources, to complete development and to use or sell the asset. The costs capitalized include the cost of materials, direct labour and other directly attributable expenditure that serves to prepare the asset for use. Such capitalized costs are included in line item Other intangible assets as other internally generated intangible assets. Other development costs are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and impairment losses with an amortization period of generally three to five years.

Government grants for research and development activities are offset against research and development costs. They are recognized as income over the periods in which the research and development costs incur that are to be compensated. Government grants for future research and development costs are recorded as deferred income.

Earnings per share – Basic earnings per share is computed by dividing income from continuing operations, income from discontinued operations and net income, all attributable to ordinary shareholders of Siemens AG by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by assuming conversion or exercise of all potentially dilutive securities and share-based payment plans.

Goodwill – Goodwill is not amortized, but instead tested for impairment annually, as well as whenever there are events or changes in circumstances (triggering events) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

The goodwill impairment test is performed at the level of a cash-generating unit or a group of cash-generating units represented by a Division or equivalent, which is the lowest level at which goodwill is monitored for internal management purposes.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash-generating unit or the group of cash-generating units that is expected to benefit from the synergies of the business combination. If the carrying amount of the cash-generating unit or the group of cash-generating units, to which the goodwill is allocated, exceeds its recoverable amount, an impairment loss on goodwill allocated to this cash-generating unit or this group of cash-generating units is recognized. The recoverable amount is the higher of the cash-generating unit's or the group of cash-generating units' fair value less costs to sell and its value in use. If either of these amounts exceeds the carrying amount, it is not always necessary to determine both amounts. These values are generally determined based on discounted cash flow calculations. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount of the cash-generating unit or the group of cash-generating units to which the goodwill is allocated.

Other intangible assets – Other intangible assets consist of software and other internally generated intangible assets, patents, licenses and similar rights. The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Intangible assets acquired in business combinations primarily consist of customer relationships and technology. Useful lives in specific acquisitions ranged from seven to twenty-five years for customer relationships and from three to twelve years for technology. Intangible assets which are determined to have indefinite useful lives as well as intangible assets not yet available for use are not amortized, but instead tested for impairment at least annually.

Property, plant and equipment – Property, plant and equipment is valued at cost less accumulated depreciation and impairment losses. This also applies to property classified as investment property. Investment property consists of property held either to earn rentals or for capital appreciation or both and not used in production or for administrative purposes. The fair value disclosed for investment property is primarily based on a discounted cash flow approach except for certain cases which are based on appraisal values.

If the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item, they are accounted for and depreciated separately. Depreciation expense is recognized using the straight-line method. Residual values and useful lives are reviewed annually and, if expectations differ from previous estimates, adjusted accordingly. Costs of construction of qualifying assets, i.e. assets that require a substantial period of time to be ready for its intended use, include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

Factory and office buildings	20 to 50 years
Other buildings	5 to 10 years
Technical machinery & equipment	5 to 10 years
Furniture & office equipment	generally 5 years
Equipment leased to others	generally 3 to 5 years

Impairment of property, plant and equipment and other intangible assets – The Company reviews property, plant and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, intangible assets with indefinite useful lives as well as intangible assets not yet available for use are subject to an annual impairment test. Recoverability of assets is measured by the comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset's value in use and its fair value less costs to sell. If assets do not generate cash inflows that are largely independent of those from other assets or groups of assets, the impairment test is not performed at an individual asset level, instead, it is performed at the level of the cash-generating unit the asset belongs to. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets or cash generating unit exceeds their recoverable amount. If the fair value cannot be determined, the assets' value in use is applied as their recoverable amount. The assets' value in use is measured by discounting their estimated future cash flows. If there is an indication that the reasons which caused the impairment no longer exist, Siemens assesses the need to reverse all or a portion of the impairment.

The Company's property, plant and equipment and other intangible assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased.

Discontinued operations and non-current assets held for disposal – Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a separate major line of business or geographical area of operations and (2) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (3) is a subsidiary acquired exclusively with a view to resale. In the Consolidated Statements of Income, income (loss) from discontinued operations is reported separately from income and expenses from continuing operations; prior periods are presented on a comparable basis. In the Consolidated Statements of Cash Flow, the cash flows from discontinued operations are presented separately from cash flows of continuing operations; prior periods are presented on a comparable basis. The disclosures in the Notes to the Consolidated Financial Statements outside → NOTE 4 ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS that refer to the Consolidated Statements of Income and the Consolidated Statements of Cash Flow generally relate to continuing operations. Siemens reports discontinued operations separately in → NOTE 4 ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS. In order to present the financial effects of a discontinued operation revenues and expenses arising from intragroup transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation. In any case no profit or loss is recognized for intragroup transactions.

Siemens classifies a non-current asset or a disposal group as held for disposal if its carrying amount will be recovered principally through a sale transaction or through distribution to shareholders rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale or distribution in its present condition subject only to terms that are usual and customary for sales or distributions of such assets or disposal groups and its sale or distribution must be highly probable. The disclosures in Notes to Consolidated Financial Statements outside → NOTE 4 ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS that refer to the Consolidated Statements of Financial Position generally relate to assets that are not held for disposal. Siemens reports non-current assets or disposal groups held for disposal separately in → NOTE 4 ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS. Non-current assets classified as held for disposal and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell, unless these items presented in the disposal group are not part of the measurement scope as defined in IFRS 5, Non-current Assets held for Sale and Discontinued Operations.

Income taxes – The Company applies IAS 12 Income taxes. Current taxes are calculated based on the profit (loss) of the fiscal year and in accordance with local tax rules of the tax jurisdiction respectively. Expected and executed additional tax payments respectively tax refunds for prior years are also taken into account. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement, unless related to items directly recognized in equity, in the period the new laws are enacted or substantively enacted. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Inventories – Inventories are valued at the lower of acquisition or production costs and net realizable value, costs being generally determined on the basis of an average or first-in, first-out method. Production costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Defined benefit plans – Siemens measures the entitlements of the defined benefit plans by applying the projected unit credit method. The approach reflects an actuarially calculated net present value of the future benefit entitlement for services already rendered. In determining the net present value of the future benefit entitlement for service already rendered (Defined Benefit Obligation (DBO)), Siemens considers future compensation and benefit increases, because the employee's final benefit entitlement at regular retirement age depends on future compensation or benefit increases. For post-employment healthcare benefits, Siemens considers health care trends in the actuarial valuations.

For unfunded plans, Siemens recognizes a pension liability equal to the DBO adjusted by unrecognized past service cost. For funded plans, Siemens offsets the fair value of the plan assets with the benefit obligations. Siemens recognizes the net amount, after adjustments for effects relating to unrecognized past service cost and any asset ceiling, in line item Pension plans and similar commitments or in line item Other current assets.

Actuarial gains and losses, resulting for example from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized by Siemens in the Consolidated Statements of Comprehensive Income in the year in which they occur. Those effects are recorded in full directly in equity, net of tax.

Provisions – A provision is recognized in the Statement of Financial Position when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pretax rate that reflects current market assessments of the time value of money. When a contract becomes onerous, the present obligation under the contract is recognized as a provision and measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract as far as they exceed the expected economic benefits of the contract. Additions to provisions and reversals are generally recognized in the Consolidated Statements of Income. The present value of the recognized obligations associated with the retirement of property, plant and equipment (asset retirement obligations) that result from the acquisition, construction, development or normal use of an asset is added to the carrying amount of the related asset. The additional carrying amount is depreciated over the useful life of the related asset. Additions to and reductions from the present value of asset retirement obligations that result from changes in estimates are generally recognized by adjusting the carrying amount of the related asset and provision. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement.

Termination benefits – Termination benefits are recognized in the period incurred and when the amount is reasonably estimable. Termination benefits in accordance with IAS 19, Employee Benefits, are recognized as a liability and an expense when the entity has demonstrably committed itself, through a formal termination plan or otherwise created a valid expectation, to either provide termination benefits as a result of an offer made in order to encourage voluntary redundancy or terminate employment before the normal retirement date.

Financial instruments – A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets of the Company mainly include cash and cash equivalents, available-for-sale financial assets, trade receivables, loans receivable, finance lease receivables and derivative financial instruments with a positive fair value. Cash and cash equivalents are not included within the category available-for-sale financial assets as these financial instruments are not subject to fluctuations in value. Siemens does not make use of the category held to maturity. Financial liabilities of the Company mainly comprise notes and bonds, loans from banks, trade payables, finance lease payables and derivative financial instruments with a negative fair value. Siemens does not make use of the option to designate financial assets or financial liabilities at fair value through profit or loss at inception (Fair Value Option). Based on their nature, financial instruments are classified as financial assets and financial liabilities measured at cost or amortized cost and financial assets and financial liabilities measured at fair value and as receivables from finance leases.

Financial instruments are recognized on the Consolidated Statements of Financial Position when Siemens becomes a party to the contractual obligations of the instrument. Regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, are accounted for at the trade date.

Initially, financial instruments are recognized at their fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are only recognized in determining the carrying amount, if the financial instruments are not measured at fair value through profit or loss. Finance lease receivables are recognized at an amount equal to the net investment in the lease. Subsequently, financial assets and liabilities are measured according to the category – cash and cash equivalents, available-for-sale financial assets, loans and receivables, financial liabilities measured at amortized cost or financial assets and liabilities classified as held for trading – to which they are assigned.

Cash and cash equivalents – The Company considers all highly liquid investments with less than three months maturity from the date of acquisition to be cash equivalents. Cash and cash equivalents are measured at cost.

Available-for-sale financial assets – Investments in equity instruments, debt instruments and fund shares are all classified as available-for-sale financial assets and are measured at fair value, if reliably measurable. Unrealized gains and losses, net of applicable deferred income taxes, are recognized in line item Other comprehensive income, net of tax. Provided that fair value cannot be reliably determined, Siemens measures available-for-sale financial instruments at cost. This applies to equity instruments that do not have a quoted market price in an active market, and decisive parameters cannot be reliably estimated to be used in valuation models for the determination of fair value.

When available-for-sale financial assets incur a decline in fair value below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in equity is removed from equity and recognized in the Consolidated Statements of Income. The Company considers all available evidence such as market conditions and prices, investee-specific factors and the duration as well as the extent to which fair value is less than acquisition cost in evaluating potential impairment of its available-for-sale financial assets. The Company considers a decline in fair value as objective evidence of impairment, if the decline exceeds 20% of costs or continues for more than six months. An impairment loss for debt instruments is reversed in subsequent periods, if the reasons for the impairment no longer exist.

Loans and receivables – Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method less any impairment losses. Impairment losses on trade and other receivables are recognized using separate allowance accounts. Loans and receivables bearing no or lower interest rates compared to market rates with a maturity of more than one year are discounted.

Financial liabilities – Siemens measures financial liabilities, except for derivative financial instruments, at amortized cost using the effective interest method.

Derivative financial instruments – Derivative financial instruments, such as foreign currency exchange contracts and interest rate swap contracts, are measured at fair value. Derivative financial instruments are classified as held for trading unless they are designated as hedging instruments, for which hedge accounting is applied. Changes in the fair value of derivative financial instruments are recognized periodically either in net income or, in the case of a cash flow hedge, in line item Other comprehensive income, net of tax (applicable deferred income taxes). Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives.

Fair value hedges – The carrying amount of the hedged item is adjusted by the gain or loss attributable to the hedged risk. Where an unrecognized firm commitment is designated as hedged item, the subsequent cumulative change in its fair value is recognized as a separate financial asset or liability with corresponding gain or loss recognized in net income.

For hedged items carried at amortized cost, the adjustment is amortized until maturity of the hedged item. For hedged firm commitments the initial carrying amount of the assets or liabilities that result from meeting the firm commitments are adjusted to include the cumulative changes in the fair value that were previously recognized as separate financial assets or liabilities.

Cash flow hedges – The effective portion of changes in the fair value of derivative instruments designated as cash flow hedges are recognized in line item Other comprehensive income, net of tax (applicable deferred income taxes), and any ineffective portion is recognized immediately in net income. Amounts accumulated in equity are reclassified into net income in the same periods in which the hedged item affects net income.

Share-based payment – IFRS 2, Share-based payment, distinguishes between cash-settled and equity-settled share-based payment transactions. For both types, the fair value is measured at grant date and compensation expense is recognized over the vesting period during which the employees become unconditionally entitled to the awards granted. Cash-settled awards are re-measured at fair value at the end of each reporting period and upon settlement. Siemens uses an option pricing model to determine the fair value of stock options. The fair value of other share-based awards, such as stock awards, matching shares, and shares granted under the Jubilee Share Program, is determined as the market price of Siemens shares, considering dividends during the vesting period the grantees are not entitled to and market conditions and non-vesting conditions, if applicable.

Prior-year information – The presentation of certain prior-year information has been reclassified to conform to the current year presentation.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In October 2010, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures, which enhance the disclosure requirements, hence maintain the derecognition model of IAS 39. The amendments increase the disclosure requirements for transfers of financial assets where the transferor retains continuing involvement in the transferred asset; additional disclosures are required if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendment is applicable for annual reporting periods beginning on or after July 1, 2011; early adoption is permitted. The adoption of IFRS 7 did not result in a material impact on the Company's Consolidated Financial Statements.

In June 2011, the IASB issued Presentation of Items of Other Comprehensive Income (Amendments to IAS 1), which requires the grouping of items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The Company early adopted the amendment as of September 30, 2012.

RECENT ACCOUNTING PRONOUNCEMENTS, NOT YET ADOPTED

The following pronouncements, issued by the IASB, are not yet effective and have not yet been adopted by the Company:

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation and IFRS 7, Financial Instruments: Disclosures regarding offsetting of financial assets and financial liabilities. The amendment to IAS 32 clarifies the existing offsetting rules and is effective for reporting periods beginning on or after January 1, 2014, early application is permitted, however it requires the application of the amendments to IFRS 7. These amendments to IFRS 7 expand the disclosure requirements for financial assets and financial liabilities offset in the statements of financial position including netting agreements where netting is subject to certain future events. This amendment is effective for reporting periods beginning on or after January 1, 2013. Both amendments have not yet been endorsed by the European Union.

In June 2011, the IASB issued IAS 19, Employee Benefits (revised 2011; IAS 19R). The Company expects the following amendments to have a significant impact on the Company's Consolidated Financial Statements: IAS 19R replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component; unvested past service costs will be recognized in income immediately when incurred. IAS 19R also includes enhanced presentation and disclosure requirements. The standard is effective for annual periods beginning on or after January 1, 2013; early application is permitted. The amendment has been endorsed by the European Union in June 2012. The Company will adopt the revised standard in fiscal 2013. IAS 19R requires retrospective application and the presentation of transition effects for the opening statement of financial position as of October 1, 2011 for which Siemens does not expect significant effects on the line items Total comprehensive income as well as Total equity. For fiscal 2012, expenses from pensions increase approximately by €360 million pre-tax once IAS 19R is applied. For fiscal 2013 the expenses from pensions would approximately be level to the adjusted expenses from pensions in fiscal 2012.

In May 2011, the IASB published its improvements to the accounting and disclosure requirements for consolidation, off balance sheet activities and joint arrangements by issuing IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities and consequential amendments to IAS 27, Separate Financial Statements (amended 2011) and IAS 28, Investments in Associates and Joint Ventures (amended 2011).

IFRS 10 builds on existing principles by identifying a comprehensive concept of control as the determining factor in whether an entity should be included within the Consolidated Financial Statements. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 11 provides guidance for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and off balance sheet vehicles.

IFRS 10, 11, 12 and the consequential amendments to IAS 27 and IAS 28 are effective for annual periods beginning on or after January 1, 2013. These new or amended standards may be adopted early, however all as of the same date, except that an entity may early adopt the disclosure provisions of IFRS 12. The standards are to be applied on a retrospective basis. IFRS 10, 11, 12, and the consequential amendments to IAS 27 and IAS 28 are not endorsed by the European Union yet. Siemens will adopt IFRS 10, 11, 12, and the consequential amendments to IAS 27 and IAS 28 in fiscal 2014. The Company does not expect a material impact on its Consolidated Financial Statements from these standards.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. The new standard defines fair value and standardizes disclosures on fair value measurements of both financial and non-financial instrument items. The new standard is applicable for annual periods beginning on or after January 1, 2013; early adoption is permitted. IFRS 13 is not endorsed by the European Union yet. Siemens will adopt IFRS 13 in fiscal 2014. Regarding financial instruments, the majority of changes required by IFRS 13 have already been introduced, mainly by amendments to IFRS 7, Financial Instruments: Disclosures. The Company does not expect a material impact on the Consolidated Financial Statements upon adopting IFRS 13.

In November 2009, the IASB issued IFRS 9, Financial Instruments. This standard is the first phase of the IASB's three-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It uses a single approach to determine whether a financial asset is measured at amortized cost or at fair value, replacing the different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the different impairment methods in IAS 39. In December 2011, the IASB deferred the mandatory effective date from annual reporting periods beginning on or after January 1, 2013 to annual reporting periods beginning on or after January 1, 2015; early application is permitted. The IASB also provided relief from restating comparative financial statements for the effect of applying IFRS 9; instead additional transition disclosures will be required. The European Financial Reporting Advisory Group postponed its endorsement advice, to take more time to consider the output from the IASB project to improve accounting for financial instruments. The Company is currently assessing the impacts of adopting IFRS 9 on the Company's Consolidated Financial Statements.

The IASB issued various other pronouncements. These recently adopted pronouncements as well as pronouncements not yet adopted do not have a material impact on Siemens' Consolidated Financial Statements.

NOTE 3 Critical accounting estimates

Siemens' Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB and as adopted by the EU. Siemens' significant accounting policies, as described in → NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES are essential to understanding the Company's results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Company's results of operations, financial positions and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue recognition on construction contracts – The Company's Sectors, particularly Energy, Industry and Infrastructure & Cities, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on contract progresses. Certain long-term service contracts are accounted for under the percentage-of-completion method as well. This method places considerable importance on accurate estimates of the extent of progress towards completion and may involve estimates on the scope of deliveries and services required for fulfilling the contractually defined obligations. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks, including technical, political and regulatory risks, and other judgments. Management of the operating Divisions continually reviews all estimates involved in such construction contracts, including commercial feasibility, and adjusts them as necessary. Under the percentage-of-completion method, such changes in estimates may lead to an increase or decrease of revenues in the respective reporting period. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer's credit rating or by a credit analysis performed by Financial Services (SFS). At a minimum, a customer's credit rating must be single B or B2 respectively from external rating agencies or an equivalent SFS-determined rating. In cases the inflow of economic benefits is not probable due to customer related credit risks the revenue is restricted to the amount of payments irrevocably received. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and other receivables – The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends including the developments of the European sovereign debt crisis and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2012 and 2011, Siemens recorded a total valuation allowance for trade and other receivables of €1,190 million and €1,147 million, respectively.

Impairment – Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a cash-generating unit or a group of cash-generating units to which goodwill is allocated involves the use of estimates by management. The outcome predicted by these estimates is influenced e.g. by the successful integration of acquired entities, volatility of capital markets, interest rate developments, foreign exchange rate fluctuations and the outlook on economic trends. The recoverable amount is the higher of the cash-generating unit's or the group of cash-generating units' fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on financial plannings. Cash flow projections take into account past experience and represent management's best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. In fiscal 2011, the Company assessed the current commercial feasibility of its solar and hydro business, the level at which goodwill is monitored from the group perspective, as part of the Renewable Energy Division of the Energy Sector and recorded a goodwill impairment loss. Further impairments were recorded in fiscal 2012. These impairments are presented in discontinued operations.

Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets' recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

The equity method requires an analysis of triggering events for impairment or reversal of impairment. Whether future impairments or a reversal of the impairment of our investment in Nokia Siemens Networks B.V. (NSN) will be required is dependent on its ability to grow and (or) otherwise return to increasing profitability.

Non-current assets and disposal groups classified as held for disposal – Assets held for disposal and disposal groups are measured at the lower of their carrying amount and their fair value less costs to sell. The determination of the fair value less costs to sell includes the use of management estimates and assumptions that tend to be uncertain.

In the fourth quarter of fiscal 2012, Siemens decided to sell its solar business consisting of the Business Units Solar Thermal Energy and Photovoltaics. As of the end of fiscal 2012 Siemens classified each business unit as held for disposal and discontinued operation as a sale within one year is considered highly probable by the management.

In June 2012, Siemens classified OSRAM as held for disposal and discontinued operations as a listing via spin-off within one year was considered highly probable. This expectation is based on management's judgment considering the obligatory shareholder approval based on past experience with other capital matters suggested for approval at the general shareholders' meeting, feedback from the financial market and the economic rationale of the decision from a shareholder perspective.

In fiscal 2011, the disposal group Siemens IT Solutions and Services was measured at fair value less costs to sell upon classification as held for disposal and discontinued operation. The fair value was assumed to be represented by the purchase price as negotiated between Siemens and Atos S.A. (AtoS) including the consideration that AtoS committed itself to pay for the transfer of Siemens IT Solutions and Services less commitments entered into by Siemens. The valuation of these commitments involves subjective judgment by management on the probability, timing and amount of these obligations. These management estimates had an effect on the amount of impairment losses recognized during fiscal 2011 and on the deconsolidation result recognized in the fourth quarter of fiscal 2011 as well as on the subsequent measurement of the obligations in fiscal 2012. These estimates are subject to change and thus any variation to the estimates could influence the amount of the total loss on the disposal of Siemens IT Solutions and Services presented within discontinued operations beyond fiscal 2011.

Employee benefit accounting – Pension plans and similar commitments – Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the end of the reporting period. In case such yields are not available discount rates are based on government bonds yields. Expected returns on plan assets assumptions are determined on a uniform methodology, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a sensitivity analysis, see → NOTE 23, PENSION PLANS AND SIMILAR COMMITMENTS.

Provisions – Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs, asset retirement obligations and legal proceedings. A significant portion of the business of certain operating divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the Mobility&Logistics Division, Industry Automation Division, at Healthcare, in the Fossil Power Generation Division and in the Power Transmission Division as well as estimates involving warranty costs and estimates regarding project delays including the assessment of responsibility splits between the contract partners for these delays. Significant estimates and assumptions are also involved in the determination of provisions related to major asset retirement obligations. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur including the respective interest accretion. Amongst others, the estimated cash outflows could alter significantly if, and when, political developments affect the government's plans to develop the final storage.

Siemens is subject to legal and regulatory proceedings in various jurisdictions. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether there is a present obligation as a result of a past event at the end of the reporting period, whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly impact future net income. Upon resolution, Siemens may incur charges in excess of the recorded provisions for such matters. It cannot be excluded, that the financial position or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations.

Income taxes – Siemens operates in various tax jurisdictions and therefore has to determine tax positions under respective local tax laws and tax authorities' views which can be complex and subject to different interpretations of taxpayers and local tax authorities. Deferred tax assets are recognized if sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning opportunities. As of each period-end, management evaluates the recoverability of deferred tax assets, based on projected future taxable profits. As future developments are uncertain and partly beyond management's control, assumptions are necessary to estimate future taxable profits as well as the period in which deferred tax assets will recover. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. If management considers it probable that all or a portion of a deferred tax asset cannot be realized, a corresponding valuation allowance is taken into account.

NOTE 4 Acquisitions, dispositions and discontinued operations

A) ACQUISITIONS

In fiscal 2012 and 2011, the Company completed a number of acquisitions, which are included in the Company's Consolidated Financial Statements since the date of acquisition.

aa) Acquisitions in fiscal 2012

At the beginning of May 2012, Siemens acquired all of the shares of five entities constituting the Connectors and Measurements division of Expro Holdings UK 3 Ltd. The acquired business engineers and manufactures subsea components such as cable connectors, sensors and measuring devices. With this acquisition Siemens aimed for strategically expanding its portfolio in the attractive future market for subsea power grids. The aggregate consideration amounts to €469 million (including €8 million cash acquired). The acquired business will be integrated into Energy Sector's Oil&Gas Division. The following figures represent the preliminary purchase price allocation and show the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €164 million, Property, plant and equipment €23 million, Inventories €19 million, Receivables €25 million, Liabilities €36 million and Deferred income tax liabilities €38 million. Intangible assets mainly relate to customer relationships of €46 million with useful lives from nine to 13 years, technology of €100 million with a useful life of eight to twelve years and order backlog of €12 million with a useful life of two years. Goodwill of €300 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects. Including effects from purchase accounting and integration costs, the acquired business contributed revenues of €57 million and a net profit of €12 million to Siemens for the period from acquisition to September 30, 2012. If the acquired business had been included as of October 1, 2011, the impact on consolidated revenues and consolidated net income for the twelve months ended September 30, 2012 would have been €121 million and €41 million, respectively.

Furthermore, in fiscal 2012, Siemens completed the acquisition of a number of entities, presented in continuing operations, which are not significant individually including RuggedCom Inc., a provider of robust, industrial-quality Ethernet communication products and network solutions at the Industry Sector's Industry Automation Division, the NEM B.V. business, a specialist in heat recovery steam generators for combined-cycle (gas and steam) power plants at Energy Sector's Fossil Power Generation Division and eMeter Corporation, a meter data management specialist at Infrastructure&Cities Sector's Smart Grid Division. The aggregate consideration (including cash acquired) of all of these acquisitions amounts to €946 million.

The following figures represent the preliminary purchase price allocations and show the amounts recognized for each major class of assets acquired and liabilities assumed:

(in millions of €)	
Goodwill	571
Technology	126
Customer Relationships	117
Other intangible assets	49
Other long-lived assets	56
Trade and other receivables	82
Inventories	39
Other current assets	70
Cash and cash equivalents	138
Total assets acquired	**1,248**
Other liabilities and provisions	151
Deferred tax liabilities	52
Current liabilities	76
Total liabilities assumed	**279**

The respective acquisitions led to non-controlling interests of €23 million. Goodwill comprises intangible assets that are not separable such as employee know how and expected synergy effects. Including purchase price accounting effects and integration costs, the acquired entities contributed revenues of €271 million and a net loss of €6 million to Siemens for the period from the respective acquisition date to September 30, 2012. If these acquired business had been included as of October 1, 2011, the impact on consolidated revenues and consolidated net income for the twelve months ended September 30, 2012 would have been €389 million and €(14) million respectively.

ab) Acquisitions in fiscal 2011

In January 2011, Siemens made a binding offer to purchase additional shares in order to increase its stake in its publicly listed Indian subsidiary Siemens Ltd. from about 55% to a maximum of 75%. The Company offered the shareholders of Siemens Ltd. to purchase their shares for a price of INR 930 million per share (written put). The offer period began on March 25, 2011 and ended on April 13, 2011. The offer was accepted in full until that date and the transaction was completed at the end of April 2011. At the date of public announcement, the purchase was accounted for as acquisition of non-controlling interests qualifying as a transaction between shareholders, as present ownership was transferred. As a result, line items Retained earnings and Non-controlling interests decreased by €857 million and €121 million, respectively. Transaction costs, net of tax, were deducted from equity. Line item Other comprehensive income was proportionally reallocated between line items Non-controlling interests and Total equity attributable to shareholders of Siemens AG.

In fiscal 2011, Siemens additionally acquired various entities, which were not material, either individually or in aggregate.

B) DISPOSITIONS AND DISCONTINUED OPERATIONS

ba) Dispositions not qualifying for discontinued operations: closed transactions

Dispositions in fiscal 2012

In fiscal 2012, Siemens completed the disposition of various entities which are not significant either individually or in aggregate.

Dispositions in fiscal 2011

In January 2009, Siemens had announced that it will terminate the Shareholders Agreement of the joint venture Areva NP S.A.S. and sell its 34% interest in Areva NP S.A.S. to the majority shareholder Areva S.A. (Areva) by exercising the put option. Following this, Areva NP S.A.S. had been presented as asset held for disposal since the second quarter of fiscal 2009 with a carrying amount of €190 million. In March 2011, an independent expert, appointed by Siemens and Areva based on the rules set forth in the shareholders' agreement, determined the fair market value (purchase price) of Siemens' 34% share in the joint venture Areva NP S.A.S. Following this, the shares, previously accounted for as an available-for-sale financial asset held for disposal at the Energy Sector, were transferred to Areva and derecognized at Siemens. In May 2011, an arbitral tribunal of the International Chamber of Commerce ruled on the modalities of Siemens' exit from the joint venture Areva NP S.A.S. The two transactions in connection with the sale of Areva NP S.A.S resulted in a gain of €838 million in fiscal 2011 which was recognized in Income (expense) from available-for-sale financial assets, net and which can be split up in a €1,520 million disposal gain in the second quarter of fiscal 2011 related to the termination of the Areva NP S.A.S. joint venture and a loss of €682 million incurred in the third quarter on the arbitrational ruling related to Siemens' exit from the joint venture Areva NP S.A.S.

In January 2011, the sale of the 49% interest in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) to Wegmann Group was closed after the approval of the antitrust authorities and the receipt of the second purchase price installment. The gain on the sale of KMW, which used to be reported in Equity Investments, was included in line item Income (loss) from investments accounted for using the equity method, net and amounts to €90 million.

At the end of July 2010, Siemens signed an agreement to sell its Electronics Assembly Systems business (EA), which was reported in Centrally managed portfolio activities, to ASM Pacific Technology Ltd. The transaction closed at the beginning of January 2011. Total losses on disposal of EA amounted to €107 million, including a loss amounting to €1 million in fiscal 2011.

In fiscal 2011, Siemens completed the disposition of further entities, which were not material, either individually or in aggregate.

bb) Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statements of Financial Position as of September 30, 2012 and 2011 include assets held for disposal of €106 million and €249 million and liabilities held for disposal of €39 million and €-, respectively, that do not qualify as discontinued operations. Included as of September 30, 2011 is mainly the carrying amount of the 25% interest in OAO Power Machines, held by the Energy Sector which was sold in the first quarter of fiscal 2012.

bc) Discontinued operations

General

Siemens reports in this section about discontinued operations separately. The disclosures in the Notes to the Consolidated Financial Statements outside this section relate to continuing operations unless marked otherwise.

Net results of discontinued operations presented in the Consolidated Statements of Income in fiscal 2012 and 2011 amount to €(595) million (thereof €(59) million income tax) and €(1,055) million (thereof €37 million income tax), respectively. Net results of discontinued operations for the periods presented relate to solar business, OSRAM, Siemens IT Solutions and Services, and the former operating segments Communications (Com) and Siemens VDO Automotive (SV).

Net income from discontinued operations attributable to shareholders of Siemens AG for fiscal 2012 and 2011 amount to €(595) million and €(1,044) million.

Solar business – discontinued operations, assets and liabilities held for disposal

In the fourth quarter of fiscal 2012, Siemens decided to sell its solar business consisting of the Business Units Solar Thermal Energy and Photovoltaics. The conditions for the respective business units to be classified as held for disposal and discontinued operations were fulfilled for each business unit as of the end of fiscal 2012. The respective business units are aggregated for presentation purposes.

Accordingly, the results of the solar business are disclosed as discontinued operations in the Company's Consolidated Statements of Income for all periods presented.

(in millions of €)	Year ended September 30, 2012	2011
Revenue	199	240
Expenses	(351)	(606)
Loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	(106)	–
Pretax loss from discontinued operations	**(259)**	**(366)**
Income taxes on ordinary activities	17	1
Income taxes on the loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	–	–
Loss from discontinued operations, net of income taxes	**(241)**	**(365)**

Upon classification as held for disposal and discontinued operations in the fourth quarter of fiscal 2012 the solar business was measured at the lower of their previous carrying amount and fair value less costs to sell. The associated loss recognized includes the impairment of the entire remaining goodwill of the solar business amounting to €85 million and the impairments related to non-current assets in the measurement scope of the disposal group amounting to €21 million.

In fiscal 2011, expenses include impairments of €231 million which were recognized in connection with the solar business. Those impairments included a goodwill impairment and an impairment of the equity investment Archimede Solar Energy S.r.l., Italy (Archimede).

As of the third quarter of fiscal 2011, a separate monitoring of the Solar Thermal Energy (STE) business within the Renewable Energy Division was initiated, amongst others, due to the different business and market patterns in comparison to the wind power business. Accordingly, the annual impairment test for goodwill as of September 30, 2011 was performed at a lower level than the Renewable Energy Division.

The annual test for impairment of goodwill of fiscal 2011 of the solar and hydro business within the Energy Sector was performed as of September 30, 2011. As a result, in the solar and hydro business of the Energy Sector, an impairment loss of €128 million was recognized. The goodwill impaired is mainly attributable to the acquisition of Siemens Concentrated Solar Power Ltd. (former Solel Solar Systems Ltd.).

As a result of a market assessment, which was completed in the three months ended September 30, 2011, the growth prospects and the long-term market development for the concentrated solar power business have been reassessed and the underlying business planning has been adjusted accordingly to reflect expected lower growth prospects. Cash flows were discounted at a rate of 9.1%, whereas cash flows beyond the five-year planning period were extrapolated using a constant growth rate of 1.5%. The main reason for the deteriorated market perspective was a shift from STE technology to Photovoltaic technology, in particular in the U.S. market. The adjusted business plan resulting from the market assessment was the basis for the annual goodwill impairment test in the three months ended September 30, 2011.

In the fourth quarter of fiscal 2011, the investment in Archimede was impaired by €43 million. The main triggering events for the impairment were the reassessment of the long-term market developments and the continuing lack of a reference project. As a consequence the underlying business planning of the investment has been adjusted to reflect the expected lower growth prospects. The Archimede impairment was based on fair value less costs to sell applying a discounted cash flow method, which assumed a discount rate of 9.1% and a terminal value growth rate of 0%.

The assets and liabilities of the solar business are presented as held for disposal in the Consolidated Statements of Financial Position as of September 30, 2012. The carrying amounts of the major classes of assets and liabilities of the solar business were as follows:

(in millions of €)	September 30, 2012
Trade and other receivables	29
Inventories	48
Property, plant and equipment	18
Financial assets	105
Other assets	24
Assets classified as held for disposal	**224**
Trade payables	30
Current provisions	24
Other current liabilities	66
Other liabilities	7
Liabilities associated with assets classified as held for disposal	**126**

OSRAM – discontinued operations, assets and liabilities held for disposal

In March 2011, Siemens announced that it planned to publicly list its subsidiary OSRAM. Siemens intended to retain a minority stake in OSRAM. The conditions for OSRAM to be classified as held for disposal and discontinued operations were fulfilled as of the end of the second quarter of fiscal 2011. Facing the market conditions Siemens decided in June 2012 to prepare, parallel and alternatively to the aforementioned plan of an initial public offering, an offering of OSRAM in the form of a spin-off by issuing OSRAM shares to the shareholders of Siemens AG and a subsequent listing of these shares. Also in this simultaneously prepared form of a listing, that requires approval at the general shareholders' meeting, Siemens plans to retain a minority stake.

The decision in June 2012 represented a significant change of the previous disposal plan. Siemens no longer considered it highly probable to complete the disposal of OSRAM via an initial public offering by the end of calendar year 2012, resulting in a reversal of the previous classification of the disposal group OSRAM as asset held for disposal and discontinued operations. By reversing the previous classification, Siemens recognized in the third quarter of fiscal 2012 a negative effect on earnings of €443 million before taxes that result from depreciation/amortization and impairments of property, plant and equipment and intangible assets and equity pick ups that were not recognized while OSRAM was previously classified as discontinued operations (€123 million referring to fiscal 2011). This effect on earnings is presented under expenses in the table below. Siemens considers a listing via spin-off as highly probable until June 2013 including the high probability of the shareholders approval based on past experience with other capital matters suggested for approval at the general shareholders' meeting, feedback from the financial market and the economic rationale of the decision from a shareholder perspective. Accordingly, Siemens classifies OSRAM again as held for disposal and discontinued operations. Among other impacts on Income taxes on costs to sell Siemens adjusted deferred tax assets according to the plan of issuing OSRAM shares in the form of a spin-off.

The results of OSRAM are disclosed as discontinued operations in the Company's Consolidated Statements of Income for all periods presented.

(in millions of €)	Year ended September 30, 2012	2011
Revenue	5,400	5,032
Expenses	(5,454)	(4,521)
Costs to sell (carve-out costs)	(33)	(25)
Pretax gain (loss) from discontinued operations	**(87)**	486
Income taxes on ordinary activities	(8)	(185)
Income taxes on costs to sell (carve-out costs)	(26)	8
Gain (loss) from discontinued operations, net of income taxes	**(121)**	309

The assets and liabilities of OSRAM are presented as held for disposal in the Consolidated Statements of Financial Position as of September 30, 2012. The carrying amounts of the major classes of assets and liabilities of OSRAM were as follows:

(in millions of €)	September 30, 2012	2011
Trade and other receivables	827	858
Inventories	1,044	1,118
Goodwill	277	238
Other intangible assets	161	174
Property, plant and equipment	1,416	1,645
Deferred tax assets	377	269
Financial assets	138	174
Other assets	212	176
Assets classified as held for disposal	**4,452**	4,652
Trade payables	609	586
Current provisions	92	84
Other current liabilities	380	381
Pension plans and similar commitments	490	410
Other liabilities	307	279
Liabilities associated with assets classified as held for disposal	**1,877**	1,740

Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in fiscal 2012 and 2011 amounted to €137 million and €159 million, respectively. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in fiscal 2012 and 2011 amounted to €15 million and €9 million, respectively. As of September 30, 2012, receivables from and liabilities to joint ventures and associates are €27 million and €2 million, respectively.

Acquisition in fiscal 2011

At the beginning of July 2011, Siemens acquired a controlling interest of 100% in Siteco Lighting GmbH (Siteco) in a share deal transaction. Siteco is a leading European lighting company that supplies luminaires and lighting systems for urban infrastructures such as public and commercial buildings, streets, tunnels, airports and sports stadiums. The rationale for the acquisition was to enhance Siemens' activities in the lighting market benefitting from strong relationships with key decision makers of wholesalers and architects. The aggregate consideration amounts to €132 million (including €5 million cash acquired), which consists of €128 million paid in cash and €4 million recorded within Other liabilities. In the course of the acquisition, Siemens AG assumed an external bank liability of Siteco of €126 million. Siteco has been integrated into OSRAM, which is presented in discontinued operations. The following figures represent the final purchase price allocation and show the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €96 million, Property, plant and equipment €70 million, Inventories €38 million, Receivables €38 million, Deferred income taxes €(41) million and Pension provisions €(31) million. Intangible assets mainly relate to customer relationships of €37 million with useful lives from two to ten years, technology of €26 million with useful lives of three to 17 years and to the Siteco corporate brand of €8 million, which was considered to be of indefinite useful life. Goodwill of €107 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects.

Siemens IT Solutions and Services – discontinued operations

In December 2010, Siemens and Atos S.A. (AtoS) signed an option agreement (written call option) which granted AtoS the right to acquire Siemens IT Solutions and Services. In February 2011, AtoS exercised this option. Closing of the transaction took place on July 1, 2011 following clearance of the transaction by the relevant antitrust authorities and the approval from AtoS' shareholders on July 1, 2011. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens.

Upon closing Siemens received consideration from AtoS that included a cash payment of €177 million, as well as 12.5 million newly issued shares in AtoS with a five-year lock-up commitment and a five-year convertible bond of €250 million (nominal value). At the same time, Siemens recognized a liability for purchase price adjustments relating to the net debt and net working capital of Siemens IT Solutions and Services. Siemens also recorded contractual obligations, loss provisions and risk contingencies arising from the sales agreements with AtoS presented in line items Current provisions, Provisions and Other current financial liabilities.

The conditions for Siemens IT Solutions and Services to be classified as held for disposal and discontinued operations were fulfilled as of the second quarter of fiscal 2011. The results are presented as discontinued operations in the Company's Consolidated Statements of Income for all periods presented with the exception of certain business activities which remain in the Siemens Group. Business activities which remain with Siemens primarily relate to project HERKULES, which is reported in line item Centrally managed portfolio activities of Segment information and continues to be accounted for under the equity method.

	Year ended September 30,	
(in millions of €)	2012	2011
Revenue	–	2,705
Expenses	(33)	(3,087)
Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	45	(743)
Pretax gain (loss) from discontinued operations	**12**	**(1,125)**
Income taxes on ordinary activities	14	97
Income taxes on the gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	15	202
Gain (loss) from discontinued operations, net of income taxes	**41**	**(826)**

The total loss recognized in fiscal 2011 on the disposal of the disposal group Siemens IT Solutions and Services amounted to €903 million. This amount includes the impairment of the Goodwill and other non-current assets of Siemens IT Solutions and Services of €659 million, a deconsolidation gain of €6 million, both presented under line item Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations as well as an amount of €250 million relating to the obligation to provide support to AtoS in connection with integration and training program which was recognized as restructuring expenses at Siemens IT Solutions and Services in the third quarter of fiscal 2011 and presented under line item Expenses. Under line item Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations also expenses for carve out activities necessary to establish Siemens IT Solutions and Services as a separate legal entity of €90 million were presented in fiscal 2011.

In fiscal 2012, line item Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations includes, besides expenses for carve out activities, a gain of €53 million. This effect is due to revised estimates with regard to the transaction-related provisions including the settlement with AtoS on the cash purchase price adjustment relating to the net debt and net working capital of Siemens IT Solutions and Services reached in the second quarter of fiscal 2012. A final settlement with AtoS on all contractual obligations arising from the sales agreements was not achieved in fiscal 2012.

Revenue resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in fiscal 2011 amounted to €100 million. Expenses resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in fiscal 2011 amounted to €24 million.

Former segments SV and Com – discontinued operations

Net results of discontinued operations of SV activities and the former operating segment Com presented in the Consolidated Statements of Income in fiscal 2012 and 2011 amounted to €(260) million (thereof €(73) million income tax) and €(173) million (thereof €(85) million income tax), respectively. The net results in fiscal 2012 relate mainly to former operating segment Com and include settlements of a matter with the Greek State with a pretax impact of €(143) million (€(104) million after tax) as well as negative tax effects of €115 million. The Company recorded a reserve in the second quarter of fiscal 2011 with regard to the restructuring measures before the sale of the SV activities in December 2007. Siemens sold its SV activities in December 2007.

NOTE 5 Other operating income

(in millions of €)	Year ended September 30, 2012	2011
Gains on sales of property, plant and equipment and intangibles	208	250
Gains on disposals of businesses, see → NOTE 4	6	27
Other	302	270
	516	547

In fiscal 2012 and 2011, item Other includes income in connection with legal and regulatory matters.

NOTE 6 Other operating expense

(in millions of €)	Year ended September 30, 2012	2011
Losses on disposals of businesses, see → NOTE 4 AT DISPOSITIONS	(39)	(30)
Losses on sales of property, plant and equipment and intangibles	(28)	(38)
Other	(209)	(306)
	(276)	(374)

Line item Other in fiscal 2012 and 2011 includes charges related to legal matters.

NOTE 7 Income (loss) from investments accounted for using the equity method, net

(in millions of €)	Year ended September 30, 2012	2011
Share of profit (loss), net	(367)	79
Gains (losses) on sales, net	109	139
Impairment	(12)	(9)
Reversals of impairment	4	2
	(266)	210

Item Share of profit (loss), net includes Siemens' share in NSN's fiscal 2012 and 2011 earnings of €(741) million and €(280) million, respectively, Siemens' share in EN's fiscal 2012 and 2011 earnings of €(23) million and €(46) million, respectively, Siemens' share in BSH Bosch und Siemens Hausgeräte GmbH (BSH) as well as our share in KMW sold in January 2011; the two latter totaling €194 million and €191 million in fiscal 2012 and 2011, respectively. The fiscal 2012 earnings of NSN are impacted by restructuring charges at NSN.

Item Gains (losses) on sales, net, in fiscal 2012, include €79 million gain on the partial sale of interests in Bangalore International Airport Limited.

NOTE 8 Interest income, interest expense and other financial income (expense), net

(in millions of €)	Year ended September 30, 2012	2011
Pension related interest income	1,309	1,364
Interest income, other than pension	925	835
Interest income	**2,234**	**2,200**
Pension related interest expense	(1,277)	(1,223)
Interest expense, other than pension	(450)	(493)
Interest expense	**(1,728)**	**(1,716)**
Income (expense) from available-for-sale financial assets, net	103	854
Miscellaneous financial income (expense), net	(108)	(204)
Other financial income (expense), net	**(5)**	**649**

Total amounts of item Interest income and (expense), other than pension, were as follows:

(in millions of €)	Year ended September 30, 2012	2011
Interest income, other than pension	925	835
Interest (expense), other than pension	(450)	(493)
Interest income (expense), net, other than pension	**475**	**342**
Thereof: Interest income (expense) of Operations, net	4	(34)
Thereof: Other interest income (expense), net	471	376

Item Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Item Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt, and related hedging activities, as well as interest income on corporate assets.

Item Interest income (expense) other than pension includes the following with respect to financial assets (financial liabilities) not at fair value through profit or loss:

	Year ended September 30,	
(in millions of €)	2012	2011
Total interest income on financial assets	913	826
Total interest expenses on financial liabilities[1]	(792)	(959)

1 Relating to hedged positions, herein only the interest expense on hedged items not at fair value through profit and loss is included, whereas item interest expense, other than pension also contains the offsetting effect on interest of the hedging instrument. The difference is due to the disparities of interest rate swap contracts.

The components of item Income (expense) from available-for-sale financial assets, net were as follows:

	Year ended September 30,	
(in millions of €)	2012	2011
Dividends received	18	12
Gains on sales, net	101	881
Impairment	(17)	(40)
Other	1	1
Income (expense) from available-for-sale financial assets, net	**103**	**854**

In fiscal 2012, item Gains on sales, net includes €87 million gains from the sale of the 25% interest in OAO Power Machines held by the Energy Sector; €66 million of the gain relate to gains recycled from Other comprehensive income as of September 30, 2011. The investment was classified as held for disposal. The transaction closed in December 2011. Regarding impacts in connection with the disposal of Areva NP S.A.S. in fiscal 2011, see → NOTE 4 ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS.

Item Miscellaneous financial income (expense), net, in fiscal 2012 and 2011, comprises gains (losses) of €(238) million and €(114) million, respectively, from the accretion of provisions and the increase (decrease) in the discount rate, as well as expenses as a result of allowances and write offs of finance receivables, net of reversals of €(89) million and €(42) million, respectively. Furthermore, gains (losses) related to derivative financial instruments are included.

NOTE 9 Income taxes

Income from continuing operations before income tax is attributable to the following geographic regions:

	Year ended September 30,	
(in millions of €)	2012	2011
Germany	2,488	3,947
Foreign	4,791	5,661
	7,279	9,608

Income tax expense (benefit) consists of the following:

	Year ended September 30,	
(in millions of €)	2012	2011
Current tax:		
German corporation and trade taxes	143	293
Foreign income taxes	1,527	1,253
	1,670	1,546
Deferred tax:		
Germany	452	378
Foreign	(28)	308
	424	686
Income tax expense	**2,094**	**2,232**

The current income tax expense in fiscal 2012 and 2011 includes adjustments recognized for current tax of prior years in the amount of €(121) million and €80 million, respectively. The German current tax expense in fiscal 2012 is positively affected by receivables due to several mutual agreement procedures.

The deferred tax expense (benefit) in fiscal 2012 includes the decline of deferred tax assets after the German tax audit according in particular to transfer pricing as well as in fiscal 2011 tax effects of the origination and reversal of temporary differences of €(62) million and €360 million.

In Germany, the calculation of current tax is based on a corporate tax rate of 15% and a solidarity surcharge thereon of 5.5%, for all distributed and retained earnings. In addition to corporate taxation, trade tax is levied on profits earned in Germany. As the German trade tax is a non deductible expense, the average trade tax rate amounts to 15% and the combined total tax rate results in 31%. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

For foreign subsidiaries, current taxes are calculated based on the local tax laws and applicable tax rates in the individual foreign countries. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Income tax expense differs from the amounts computed by applying a combined statutory German income tax rate of 31% as follows:

	Year ended September 30,	
(in millions of €)	2012	2011
Expected income tax expense	2,257	2,978
Increase (decrease) in income taxes resulting from:		
Non-deductible losses and expenses	390	361
Tax-free income	(427)	(929)
Taxes for prior years	(63)	(19)
Change in realizability of deferred tax assets and tax credits	(17)	24
Change in tax rates	(39)	(9)
Foreign tax rate differential	(114)	(151)
Tax effect of investments accounted for using the equity method	113	(24)
Other, net	(6)	1
Actual income tax expense	**2,094**	2,232

The tax free income in fiscal 2011 is mainly attributable to the Areva NP S.A.S. disposal.

Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	Year ended September 30,	
(in millions of €)	2012	2011
Assets:		
Financial assets	52	79
Other intangible assets	169	254
Property, plant and equipment	288	273
Inventories	551	528
Receivables	541	486
Pension plans and similar commitments	3,267	2,387
Provisions	1,677	1,538
Liabilities	2,513	2,341
Tax loss and credit carryforward	1,296	2,058
Other	231	191
Deferred tax assets	10,585	10,135
Liabilities:		
Financial assets	236	162
Other intangible assets	1,407	1,451
Property, plant and equipment	782	796
Inventories	1,857	1,974
Receivables	2,061	1,930
Provisions	450	718
Liabilities	156	144
Other	353	349
Deferred tax liabilities	7,302	7,524
Total deferred tax assets, net	**3,283**	**2,611**

In assessing the realizability of deferred tax assets, management considers the extent to which it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences. As of September 30, 2012, the Company has certain tax losses subject to significant limitations. For those losses deferred tax assets are not recognized, as it is not probable that gains will be generated to offset those losses.

As of September 30, 2012 and 2011, the Company had in total €4,721 million and €6,759 million, respectively of gross tax loss carryforwards. The Company assumes that future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred tax assets have not been recognized with respect of the following items (gross amounts):

(in millions of €)	September 30, 2012	2011
Deductible temporary differences	165	152
Tax loss carryforward	662	551
	827	703

As of September 30, 2012 and 2011, €214 million and €224 million, respectively of the unrecognized tax loss carryforwards expire over the periods to 2023.

The Company has ongoing regular tax audits concerning open income tax years in a number of jurisdictions. Adequate provisions for all open tax years have been foreseen. Among others, the German Tax Audit scrutinizes the treatment of the buyback of the convertible bond issued 2003 in the context of the tax audit for the fiscal years 2006 to 2009. Although a respective tax assessment might be issued, the risk from a potential litigation remains remote in the Company's assessment.

The Company recorded deferred tax liabilities for income taxes and foreign withholding taxes on future dividend distributions from subsidiaries which are actually intended to be repatriated. Apart from this liability, the company has not recognized deferred tax liabilities for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries of €21,270 million and €20,866 million, respectively in fiscal 2012 and 2011 because the earnings are intended to be permanently reinvested in the subsidiaries.

Including the items charged or credited directly to equity and the expense (benefit) from continuing and discontinued operations, the income tax expense (benefit) consists of the following:

(in millions of €)	Year ended September 30, 2012	2011
Continuing operations	2,094	2,232
Discontinued operations	59	(37)
Income and expense recognized directly in equity	(1,275)	89
	878	2,283

NOTE 10 Available-for-sale financial assets

The following tables summarize the current portion of the Company's investment in available-for-sale financial assets:

(in millions of €)	September 30, 2012 Cost	Fair value	Unrealized gain	Unrealized loss
Equity instruments	6	8	2	–
Debt instruments	304	308	5	–
Fund shares	196	208	13	(1)
	506	524	19	(1)

(in millions of €)	September 30, 2011 Cost	Fair value	Unrealized gain	Unrealized loss
Equity instruments	5	8	3	–
Debt instruments	272	268	–	(4)
Fund shares	208	201	3	(10)
	485	477	6	(14)

Non-current available-for-sale financial assets, which are included in line item Other financial assets are measured at fair value, if reliably measurable. They primarily consist of equity instruments, mainly comprising shares in AtoS. As of September 30, 2012 and 2011 non-current available-for-sale financial assets measured at cost amount to €293 million and €252 million, respectively; available-for-sale financial assets measured at fair values amount to €728 million and €462 million, respectively. Unrealized gains (losses) in fiscal 2012 and 2011 resulting from non-current available-for-sale financial assets at fair value were €215 million and €(42) million, respectively.

Regarding gross realized gains (losses) on sales of available-for-sale financial assets see → NOTE 8 INTEREST INCOME, INTEREST EXPENSE AND OTHER FINANCIAL INCOME (EXPENSE), NET.

NOTE 11 Trade and other receivables

(in millions of €)	September 30, 2012	2011
Trade receivables from the sale of goods and services	13,310	13,088
Receivables from finance leases	1,910	1,759
	15,220	14,847

Changes to the valuation allowance of current and long-term receivables presented in → NOTE 11, 12 AND 19, which belong to the class of financial assets measured at (amortized) cost are as follows (excluding receivables from finance leases):

	Year ended September 30,	
(in millions of €)	2012	2011
Valuation allowance as of beginning of fiscal year	1,005	993
Increase in valuation allowances recorded in the Consolidated Statements of Income in the current period	191	210
Write-offs charged against the allowance	(108)	(145)
Recoveries of amounts previously written-off	7	13
Foreign exchange translation differences	14	(10)
Reclassifications to line item Assets held for disposal and dispositions of those entities	(54)	(56)
Valuation allowance as of fiscal year-end	**1,056**	**1,005**

In fiscal 2012 and 2011, receivables from finance leases, current amount to €1,910 million and €1,759 million, respectively; the long-term portion amounts to €3,148 million and €2,983 million, respectively. The valuation allowance on current and long-term receivables from finance leases changed as follows:

	Year ended September 30,	
(in millions of €)	2012	2011
Valuation allowance as of beginning of fiscal year	142	168
Increase in valuation allowances recorded in the Consolidated Statements of Income in the current period	23	34
Write-offs charged against the allowance	(40)	(65)
Recoveries of amounts previously written-off	6	7
Foreign exchange translation differences	5	(2)
Reclassifications to line item Assets held for disposal and dispositions of those entities	(2)	–
Valuation allowance as of fiscal year-end	**134**	**142**

Minimum future lease payments to be received are as follows:

	September 30,	
(in millions of €)	2012	2011
Within one year	2,360	2,139
After one year but not more than five years	3,151	3,047
More than five years	209	166
	5,719	5,352

The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum future lease payments receivable:

	September 30,	
(in millions of €)	2012	2011
Minimum future lease payments	5,719	5,352
Plus: Unguaranteed residual values	131	145
Gross investment in leases	5,850	5,497
Less: Unearned finance income	(657)	(613)
Net investment in leases	5,193	4,884
Less: Allowance for doubtful accounts	(134)	(142)
Less: Present value of unguaranteed residual value	(117)	(125)
Present value of minimum future lease payments receivable	**4,942**	**4,617**

The gross investment in leases and the present value of minimum future lease payments receivable are due as follows:

	September 30,	
(in millions of €)	2012	2011
Gross investment in leases	5,850	5,497
Within one year	2,388	2,167
One to five years	3,248	3,155
Thereafter	214	175
Present value of minimum future lease payments receivable	4,942	4,617
Within one year	2,012	1,830
One to five years	2,743	2,639
Thereafter	187	148

Investments in finance leases primarily relate to equipment for information technology and office machines, industrial machinery, medical equipment and transportation systems. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

NOTE 12 Other current financial assets

(in millions of €)	September 30, 2012	2011
Derivative financial instruments	530	598
Loans receivable	1,197	869
Other	1,174	1,161
	2,901	2,628

NOTE 13 Inventories

(in millions of €)	September 30, 2012	2011
Raw materials and supplies	2,629	2,650
Work in process	3,496	3,711
Costs and earnings in excess of billings on uncompleted contracts	8,005	7,849
Finished goods and products held for resale	2,643	2,317
Advances to suppliers	953	831
	17,726	17,358
Advance payments received	(2,047)	(2,215)
	15,679	15,143

Cost of goods sold and services rendered include inventories recognized as expense amounting to €54,547 million and €49,571 million, respectively, in fiscal 2012 and 2011. Raw materials and supplies, work in process as well as finished goods and products held for resale are valued at the lower of acquisition/ production cost and net realizable value. The respective write-downs, as compared to prior year, increased (decreased) by €57 million and €(107) million as of September 30, 2012 and 2011.

Item Costs and earnings in excess of billings on uncompleted contracts relates to construction contracts, with net asset balances where contract costs plus recognized profits less recognized losses exceed progress billings. Construction contracts, here and as follows, include service contracts accounted for under the percentage of completion method. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in line item Other current liabilities.

The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress, as of September 30, 2012 and 2011 amounted to €82,810 million and €74,888 million, respectively. Revenue from construction contracts amounted to €32,651 million and €30,298 million, respectively, for fiscal 2012 and 2011.

Advance payments received on construction contracts in progress were €9,301 million and €10,198 million as of September 30, 2012 and 2011. Retentions in connection with construction contracts were €340 million and €290 million in fiscal 2012 and 2011.

In the fourth quarter of fiscal 2012, Siemens revised its credit risk assessment for Iran. In accordance with project accounting principles, Siemens therefore revised project calculations for the affected contracts. The change in credit risk assessment resulted in an earnings impact of €347 million.

NOTE 14 Other current assets

(in millions of €)	September 30, 2012	2011
Miscellaneous tax receivables	668	732
Prepaid expenses	262	250
Other	346	282
	1,277	1,264

NOTE 15 Goodwill

(in millions of €)	Year ended September 30, 2012	2011
Cost		
Balance at beginning of year	17,252	17,436
Translation differences and other	599	104
Acquisitions and purchase accounting adjustments	913	209
Dispositions and reclassifications to assets classified as held for disposal	(246)	(497)
Balance at year-end	18,517	17,252
Accumulated impairment losses and other changes		
Balance at beginning of year	1,546	1,673
Translation differences and other	59	(26)
Impairment losses recognized during the period	–	264[1]
Dispositions and reclassifications to assets classified as held for disposal	(157)	(365)
Balance at year-end	1,448	1,546
Carrying amount		
Balance at beginning of year	15,706	15,763
Balance at year-end	17,069	15,706

1 Impairment losses recognized in fiscal 2011 relate to activities classified as discontinued operations. Impacts on the Consolidated Statements of Income are presented in discontinued operations for all years presented.

(in millions of €)	Carrying amount as of 10/01/2011	Translation differences and other	Acquisitions and purchase accounting adjustments	Dispositions, reclassifications incl. reclassifications to assets classified as held for disposal	Impairments	Carrying amount as of 09/30/2012
Sectors						
Energy	2,269	82	422	(54)	–	2,718
Healthcare	7,964	287	63	–	–	8,314
Industry	3,802	121	278	(28)	–	4,173
Infrastructure & Cities	1,558	40	150	(6)	–	1,742
Total Sectors	**15,594**	**530**	**913**	**(88)**	**–**	**16,949**
Financial Services (SFS)	112	10	–	(1)	–	121
Siemens	**15,706**	**539**	**913**	**(89)**	**–**	**17,069**

(in millions of €)	Carrying amount as of 10/01/2010	Translation differences and other	Acquisitions and purchase accounting adjustments	Dispositions, reclassifications incl. reclassifications to assets classified as held for disposal	Impairments	Carrying amount as of 09/30/2011
Sectors						
Energy	2,337	14	58	(12)	(128)	2,269
Healthcare	7,826	83	56	(1)	–	7,964
Industry	3,903	24	7	(131)	–	3,802
Infrastructure & Cities	1,465	9	74	12	–	1,558
Total Sectors	**15,531**	**130**	**195**	**(132)**	**(128)**	**15,594**
Siemens IT Solutions and Services	132	–	4	–	(136)	–
Financial Services (SFS)	102	–	10	–	–	112
Siemens	**15,763**	**130**	**209**	**(132)**	**(264)**[1]	**15,706**

1 Impairment losses recognized in fiscal 2011 relate to activities classified as discontinued operations. Impacts on the Consolidated Statements of Income are presented in discontinued operations for all years presented.

As of the beginning of fiscal 2012, Siemens rearranged its reporting structure of the segments. The previously reported amounts of goodwill as of September 30, 2011 have been reallocated to conform to Siemens' new reporting structure. Therefore, new cash generating units, which are represented by a Division or equivalent, were determined. Goodwill has been reallocated based on relative fair values of the cash generating units. Prior-year information has been adjusted accordingly.

Siemens performs the mandatory annual impairment test in the three months ended September 30, in accordance with the accounting policy stated in → NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES and → NOTE 3 CRITICAL ACCOUNTING ESTIMATES. The recoverable amounts for the annual impairment test 2012 for Divisions or equivalents were estimated to be higher than the carrying amounts. Key assumptions on which management has based its determinations of the fair value less costs to sell for the Divisions' or equivalents' carrying amount include terminal value growth rates up to 2.7% in fiscal 2012 and 3.0% in fiscal 2011, respectively and after-tax discount rates of 7.0% to 9.5% in fiscal 2012 and 7.0% to 9.1% in fiscal 2011. Where possible, reference to market prices is made.

For the purpose of estimating the fair value less costs to sell of the Divisions or equivalents, cash flows were projected for the next five years based on past experience, actual operating results and management's best estimate about future developments as well as market assumptions.

The fair value less costs to sell is mainly driven by the terminal value which is particularly sensitive to changes in the assumptions on the terminal value growth rate and discount rate. Both assumptions are determined individually for each Division or equivalent. Discount rates reflect the current market assessment of the risks specific to each Division or equivalent and are based on the weighted average cost of capital for the Divisions or equivalents (for SFS the discount rate represents cost of equity). Terminal value growth rates take into consideration external macroeconomic sources of data and industry specific trends.

The following table presents the key assumptions used to determine fair value less costs to sell for impairment test purposes for the Divisions to which a significant amount of goodwill is allocated:

	Year ended September 30, 2012			Year ended September 30, 2011		
(in millions of €)	Goodwill	Terminal value growth rate	After-tax discount rate	Goodwill	Terminal value growth rate	After-tax discount rate
Diagnostics of the Healthcare Sector	4,981	2.25%	7.0%	4,780	2.25%	7.0%
Imaging & Therapy Systems of the Healthcare Sector	2,596	2.7%	7.0%	2,506	2.7%	7.0%
Industry Automation of the Industry Sector	2,897	1.8%	8.5%	2,299	2.0%	8.5%

NOTE 16 Other intangible assets

(in millions of €)	Gross carrying amount as of 10/01/2011	Translation differences	Additions through business combinations	Additions	Retirements[1]	Gross carrying amount as of 09/30/2012	Accumulated amortization and impairment	Carrying amount as of 09/30/2012	Amortization and impairment in fiscal 2012[2]
Software and other internally generated intangible assets	2,955	68	36	334	(122)	3,270	(2,001)	1,269	(291)
Patents, licenses and similar rights	6,665	198	463	94	(266)	7,154	(3,828)	3,326	(591)
Other intangible assets	**9,620**	**266**	**499**	**427**	**(387)**	**10,424**	**(5,829)**	**4,595**	**(882)**

1 Includes Other intangible assets reclassified to Assets classified as held for disposal and dispositions of those entities.

2 Includes impairment expense of €44 million in fiscal 2012, therein €43 million at the Healthcare Sector.

(in millions of €)	Gross carrying amount as of 10/01/2010	Translation differences	Additions through business combinations	Additions	Retirements[1]	Gross carrying amount as of 09/30/2011	Accumulated amortization and impairment	Carrying amount as of 09/30/2011	Amortization and impairment in fiscal 2011[2]
Software and other internally generated intangible assets	3,068	18	1	353	(485)	2,955	(1,775)	1,180	(246)
Patents, licenses and similar rights	7,008	62	94	67	(566)	6,665	(3,401)	3,264	(528)
Other intangible assets	**10,076**	**80**	**95**	**420**	**(1,051)**	**9,620**	**(5,176)**	**4,444**	**(774)**

1 Includes Other intangible assets reclassified to Assets classified as held for disposal and dispositions of those entities.

2 Includes impairment expense of €8 million in fiscal 2011, thereof €7 million at the Healthcare Sector.

Amortization expense on intangible assets is included in line items Cost of goods sold and services rendered, Research and development expenses or Marketing, selling and general administrative expenses, depending on the use of the asset.

As of September 30, 2012 and 2011, contractual commitments for purchases of other intangible assets amount to €15 million and €4 million.

NOTE 17 Property, plant and equipment

(in millions of €)	Gross carrying amount as of 10/01/2011	Translation differences	Additions through business combinations	Additions	Reclassifications	Retirements[1]	Gross carrying amount as of 09/30/2012	Accumulated depreciation and impairment	Carrying amount as of 09/30/2012	Depreciation and impairment in fiscal 2012[2]
Land and buildings	8,110	154	53	280	175	(487)	8,285	(3,946)	4,339	(329)
Technical machinery and equipment	6,589	125	35	306	305	(284)	7,076	(4,474)	2,602	(473)
Furniture and office equipment	5,207	91	53	639	206	(532)	5,664	(4,291)	1,373	(642)
Equipment leased to others	3,301	108	–	375	2	(414)	3,372	(1,770)	1,602	(408)
Advances to suppliers and construction in progress	937	28	1	596	(689)	(15)	859[3]	(11)	848	(10)
Property, plant and equipment	**24,144**	**506**	**143**	**2,195**	**–**	**(1,732)**	**25,255**	**(14,492)**	**10,763**	**(1,862)**

1 Includes Property, plant and equipment reclassified to Assets classified as held for disposal and dispositions of those entities.

2 Includes impairment expense of €140 million in fiscal 2012, of which €56 million relate to SRE, €38 million relate to the Energy Sector and €32 million relate to SFS.

3 Includes €741 million expenditures for property, plant and equipment under construction.

(in millions of €)	Gross carrying amount as of 10/01/2010	Translation differences	Additions through business combinations	Additions	Reclassifications	Retirements[1]	Gross carrying amount as of 09/30/2011	Accumulated depreciation and impairment	Carrying amount as of 09/30/2011	Depreciation and impairment in fiscal 2011[2]
Land and buildings	8,596	37	17	158	294	(992)	8,110	(3,850)	4,260	(260)
Technical machinery and equipment	9,255	21	10	429	493	(3,619)	6,589	(4,223)	2,366	(425)
Furniture and office equipment	6,797	(8)	26	725	113	(2,446)	5,207	(3,980)	1,227	(618)
Equipment leased to others	3,175	–	2	586	1	(463)	3,301	(1,614)	1,687	(359)
Advances to suppliers and construction in progress	1,114	11	1	911	(901)	(199)	937[3]	–	937	–
Property, plant and equipment	**28,937**	**61**	**56**	**2,809**	**–**	**(7,719)**	**24,144**	**(13,667)**	**10,477**	**(1,662)**

1 Includes Property, plant and equipment reclassified to Assets classified as held for disposal.

2 Includes impairment expense of €25 million in fiscal 2011, of which €21 million relate to SRE.

3 Includes €604 million expenditures for property, plant and equipment under construction.

As of September 30, 2012 and 2011, contractual commitments for purchases of property, plant and equipment amount to €395 million and €406 million, respectively.

In fiscal 2012 and 2011, government grants awarded for the purchase or the production of property, plant and equipment amounted to €13 million and €14 million, respectively. The award of further government grants of €77 million and €50 million in fiscal 2012 and 2011, respectively, related to costs incurred and future costs.

As of September 30, 2012 and 2011, minimum future lease payments receivable from lessees under operating leases are as follows:

(in millions of €)	September 30, 2012	2011
Within one year	384	426
After one year but not more than five years	754	929
More than five years	196	213
	1,334	1,568

Payments from lessees under operating leases primarily relate to buildings, data processing and phone equipment as well as to medical equipment. Total contingent rent recognized in income in fiscal 2012 and 2011 amounts to €205 million and €182 million.

Investment property

The carrying amount of investment property amounts to €121 million and €105 million compared to a fair value of €232 million and €283 million as of September 30, 2012 and 2011, respectively.

NOTE 18 Investments accounted for using the equity method

As of September 30, 2012, Siemens' principal investments accounted for under the equity method, which are all unlisted, are (in alphabetical order):

	Percentage of Ownership September 30, 2012	2011
BSH Bosch und Siemens Hausgeräte GmbH (BSH)	50%	50%
BWI Informationstechnik GmbH[1]	50%	50%
Enterprise Networks Holdings B.V.	49%	49%
Maschinenfabrik Reinhausen GmbH	26%	26%
Nokia Siemens Networks Holding B.V.[2]	50%	50%
P.T. Jawa Power[3]	50%	50%
Shanghai Electric Power Generation Equipment Co. Ltd.	40%	40%
Voith Hydro Holding GmbH & Co. KG	35%	35%

1 The exact percentage equals 50.05%; it is not controlled by Siemens due to significant participating rights of the two other shareholders.
2 The exact percentage of voting rights equals 50% less 2,500 voting rights.
3 The investment is no jointly controlled entity.

Our interest in BSH, which is the principal jointly controlled entity of Siemens, is recognized using the equity method, applying BSH's twelve month periods ended June 30. The following information reflect BSH's most recent published financial statements, not adjusted for the percentage of ownership held by Siemens.

(in millions of €)	Year ended December 31, 2011	2010
Revenue	9,654	9,073
Net income	374	467

(in millions of €)	December 31, 2011	2010
Current assets	4,576	4,019
Non-current assets	2,859	2,882
Current liabilities	3,109	2,839
Non-current liabilities	1,917	1,655

Summarized financial information for principal investments in associates, not adjusted for the percentage of ownership held by Siemens, is presented below. Income statement information is presented for the twelve month period applied under the equity method of accounting.

(in millions of €)	Year ended September 30, 2012	2011
Revenue	20,178	20,359
Net income (loss)	(1,272)	(432)

Information related to the Statements of Financial Position is presented as of the date used in applying the equity method of accounting.

(in millions of €)	September 30, 2012	2011
Total assets	17,702	18,967
Total liabilities	12,949	12,843

The unrecognized share of losses in associates amounts to €22 million as of September 30, 2012.

For information on contingent liabilities for joint ventures and associates see → NOTE 38 RELATED PARTY TRANSACTIONS.

Regarding the fiscal 2011 conversion of our loan receivable from NSN into interests in NSN's preferred shares and regarding Siemens' contribution of new equity in exchange for preferred shares in NSN see → NOTE 38 RELATED PARTY TRANSACTIONS.

NOTE 19 Other financial assets

	September 30,	
(in millions of €)	2012	2011
Loans receivable	6,085	4,396
Receivables from finance leases, see → NOTE 11 TRADE AND OTHER RECEIVABLES	3,148	2,983
Derivative financial instruments	2,798	2,424
Available-for-sale financial assets	1,021	714
Other	1,614	1,609
	14,666	**12,126**

Item Loans receivable primarily relate to long-term loan transactions of SFS. For available-for-sale financial assets classified as non-current see → NOTE 10 AVAILABLE-FOR-SALE FINANCIAL ASSETS.

NOTE 20 Other current financial liabilities

	September 30,	
(in millions of €)	2012	2011
Derivative financial instruments, see → NOTES 30 AND 31	462	862
Accrued interest expense	237	301
Other	761	1,084
	1,460	**2,247**

NOTE 21 Other current liabilities

	September 30,	
(in millions of €)	2012	2011
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	11,877	12,488
Payroll obligations and social security taxes	2,020	1,718
Other employee related costs	1,992	2,127
Deferred income	1,123	993
Accruals for outstanding invoices	904	1,033
Bonus obligations	871	1,144
Miscellaneous tax liabilities	650	694
Deferred reservation fees received	21	68
Other	848	755
	20,306	**21,020**

Item Other employee related costs primarily includes vacation payments, accrued overtime and service anniversary awards, severance payments, as well as liabilities related to termination benefits.

NOTE 22 Debt

	September 30,	
(in millions of €)	2012	2011
Short-term		
Notes and bonds	2,018	2,495
Loans from banks	1,505	1,128
Other financial indebtedness	270	21
Obligations under finance leases	33	16
Short-term debt and current maturities of long-term debt	**3,826**	**3,660**
Long-term		
Notes and bonds (maturing until 2066)	16,194	12,651
Loans from banks (maturing until 2023)	449	1,354
Other financial indebtedness (maturing until 2027)	110	146
Obligations under finance leases	128	129
Long-term debt	16,880	14,280
	20,707	**17,940**

In fiscal 2012 and 2011, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 2.3% (2011: 2.5%), 2.1% (2011: 5.0%) and 4.6% (2011: 4.3%), respectively.

A) COMMERCIAL PAPER PROGRAM

We have a US$ 9.0 billion (€7.0 billion) multi-currency commercial paper program in place including US$ extendible notes capabilities. As of September 30, 2012 and 2011 no commercial papers were outstanding. Siemens' commercial papers have a maturity of generally less than 90 days. Interest rates ranged from –0.03% to 0.7% in fiscal 2012 and from 0.1% to 0.29% in fiscal 2011.

B) NOTES AND BONDS

Debt Issuance Program, previously called Euro Medium-Term Note Program

The Company has agreements with financial institutions under which it may issue instruments up to €15.0 billion as of September 30, 2012 and 2011, respectively. As of September 30, 2012 €9.9 billion (2011: €8.9 billion) in notional amounts were issued and are outstanding. The outstanding amounts as of September 30, 2012 comprise US$500 million (€387 million) 5.625% fixed-rate instruments due March 16, 2016; €1.0 billion 5.375% fixed-rate instruments due June 11, 2014; €1.6 billion 5.625% fixed-rate instruments due June 11, 2018; €2.0 billion 4.125% fixed-rate instruments due February 20, 2013 and €2.0 billion 5.125% fixed-rate instruments due February 20, 2017. As of September 30, 2011, additional instruments were outstanding: €1.55 billion 5.250% fixed-rate instruments and US$500 million (€370 million) floating rate notes bearing interest of 0.15% above the three months LIBOR were redeemed at face value on December 12, 2011 and March 16, 2012, respectively.

In September 2012, Siemens issued €1.4 billion and £1.0 billion (€1.25 billion as of September 30, 2012) in fixed-rate instruments in four tranches comprising €400 million in 0.375% instruments due September 10, 2014, €1.0 billion in 1.50% instruments due March 10, 2020, £350 million (€439 million as of September 30, 2012) in 2.75% instruments due September 10, 2025 and £650 million (€814 million as of September 30, 2012) in 3.75% instruments due September 10, 2042.

In February 2012, Siemens issued US$400 million (€309 million as of September 30, 2012) in floating rate notes (3 months LIBOR + 1.4%) due February 21, 2019.

US$ Medium Term Notes

In August 2006, the Company issued US$5.0 billion of notes (€3.9 billion as of September 30, 2012). These notes were issued in four tranches of which the following are outstanding as of September 30, 2012 and 2011: US$1.75 billion 5.75% fixed-rate instruments due October 17, 2016 (€1.35 billion as of September 30, 2012) and US$1.75 billion 6.125% fixed-rate instruments due August 17, 2026 (€1.35 billion as of September 30, 2012); the US$750 million, 5.5% fixed-rate instruments were due on February 16, 2012, and were redeemed at face value at its maturity date;

Hybrid Bond

In September 2006, the Company issued a subordinated hybrid bond. The subordinated bond was issued in a EUR tranche of €900 million and a GBP tranche of £750 million (€940 million as of September 30, 2012), both with a legal final maturity on September 14, 2066 and with a call option for Siemens in 2016 or thereafter. The bonds bear a fixed interest rate until September 14, 2016 of 5.25% for the EUR tranche and 6.125% for the GBP tranche, thereafter, floating rate interest is applied according to the conditions of the bond.

Bond with Warrant Units

In fiscal 2012, Siemens issued US$ bonds with warrant units in an aggregate principal amount of US$3 billion (€2.3 billion as of September 30, 2012). The bonds are composed of (1) nominal US$1.5 billion (€1.16 billion as of September 30, 2012), maturing on August 16, 2017 bearing interest of notional 1.05% per annum, and (2) nominal US$1.5 billion (€1.16 billion as of September 30, 2012), maturing on August 16, 2019 bearing interest of notional 1.65% per annum. Each of the US$1.5 billion bonds were issued with 6,000 detachable warrants. The warrants are classified as equity instruments with a fair value of €126 million at issuance; they are presented in additional paid-in capital in line item Other changes in equity. The warrants' exercise price was fixed in Euro. The warrants entitle the holders, at their option, to receive 1,806.1496 Siemens AG shares per warrant at an exercise price per share of €104.0018 during the exercise period which matures on August 1, 2017 and 2019 for bond (1) and bond (2), respectively. Accordingly, the warrants result in option rights relating to a total of 21.7 million Siemens AG shares.

Details of the Company's notes and bonds are as follows:

	September 30, 2012			September 30, 2011		
	Currency notional amount (in millions)		Carrying amount in millions of €[1]	Currency notional amount (in millions)		Carrying amount in millions of €[1]
US$ 3m LIBOR+0.15% 2006/2012 US$ notes	–	–	–	US$	500	370
5.625% 2006/2016 US$ notes	US$	500	450	US$	500	437
5.25% 2008/2011 EUR instruments	–	–	–	€	1,550	1,560
5.375% 2008/2014 EUR instruments	€	1,000	1,071	€	1,000	1,077
5.625% 2008/2018 EUR instruments	€	1,600	1,912	€	1,600	1,837
4.125% 2009/2013 EUR instruments	€	2,000	2,018	€	2,000	2,033
5.125% 2009/2017 EUR instruments	€	2,000	2,168	€	2,000	2,083
US$ 3m LIBOR+1.4% 2012/2019 US$ notes	US$	400	309	–	–	–
0.375% 2012/2014 EUR instruments	€	400	400	–	–	–
1.5% 2012/2020 EUR instruments	€	1,000	994	–	–	–
2.75% 2012/2025 GBP instruments	£	350	436	–	–	–
3.75% 2012/2042 GBP instruments	£	650	791	–	–	–
Total Debt Issuance Program			**10,549**			**9,397**
5.5% 2006/2012 US$ notes	–	–	–	US$	750	565
5.75% 2006/2016 US$ notes	US$	1,750	1,483	US$	1,750	1,453
6.125% 2006/2026 US$ notes	US$	1,750	1,908	US$	1,750	1,774
Total US$ Medium Notes			**3,391**			**3,792**
5.25% 2006/2066 EUR bonds	€	900	1,004	€	900	976
6.125% 2006/2066 GBP bonds	£	750	1,075	£	750	981
Total Hybrid Capital Bond			**2,079**			**1,957**
1.05% 2012/2017 US$ bonds	US$	1,500	1,104	–	–	–
1.65% 2012/2019 US$ bonds	US$	1,500	1,089	–	–	–
Total Bond with Warrant Units			**2,193**			–
			18,212			**15,146**

1 Includes adjustments for fair value hedge accounting.

C) ASSIGNABLE LOANS

The Company has assignable loans. The loans, totaling €447 million and €1.1 billion as of September 30, 2012 and 2011 are for general corporate purposes and were issued in four tranches: €370 million floating rate notes (six months European Interbank Offered Rate + 0.55%) due on June 12, 2013; €113.5 million 5.283% notes due on June 12, 2013; €283.5 million floating rate notes (six months European Interbank Offered Rate + 0.70%) due on June 12, 2015 and €333 million 5.435% notes due on June 12, 2015. Both floating rate tranches were called in August 2011 and were redeemed in December 2011 at their face value.

D) CREDIT FACILITIES

The credit facilities at September 30, 2012 and 2011 consisted of €7.5 billion and €7.1 billion, respectively, in committed lines of credit. As of September 30, 2012, those include a €4.0 billion undrawn syndicated multi-currency revolving credit facility, entered into in fiscal 2012 and expiring April 2017 with a term of five years and two one-year extension options. It replaced the previous US$5.0 billion syndicated multi-currency revolving credit facility, which expired in March 2012. It also includes a US$4.0 billion (€3.09 billion as of September 30, 2012) syndicated multi-currency credit facility expiring August 2013. The US$4 billion facility comprises a US$1.0 billion (€0.77 billion as of September 30, 2012) term loan which was drawn in January 2007, bearing interest of 0.15% above three months London Interbank Offered Rate as well as a US$3.0 billion (€2.32 billion as of September 30, 2012) revolving tranche not yet drawn. It also includes a third revolving credit facility provided by a domestic bank with an aggregate amount of €450 million expiring in September 2013. As of September 30, 2012 and 2011, €6.8 billion and €6.4 billion of these lines of credit remained unused. Commitment fees for the years ended September 30, 2012 and 2011 amount to €3 million and €3 million, respectively. The facilities are for general business purposes.

As of September 30, 2012 and 2011, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

(in millions of €)	September 30, 2012	2011
Within one year	3,793	3,644
After one year but not more than five years	9,214	6,896
More than five years	7,539	7,255
	20,546	**17,795**

OTHER FINANCIAL INDEBTEDNESS

Item Other financial indebtedness includes €153 million and €157 million as of September 30, 2012 and 2011, respectively, for the Company's real estate assets that were sold or transferred and in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company's Consolidated Statements of Financial Position and no sale and profit has been recognized.

OBLIGATIONS UNDER FINANCE LEASES

As of September 30, 2012 and 2011, the finance lease liabilities are as follows:

	September 30, 2012			September 30, 2011		
(in millions of €)	Minimum future lease payment obligation	Unamortized interest expense	Present value of minimum future lease payment obligation	Minimum future lease payment obligation	Unamortized interest expense	Present value of minimum future lease payment obligation
Due						
Within one year	47	14	33	31	15	16
After one year but not more than five years	62	11	51	77	14	63
More than five years	132	55	76	124	58	66
Total	241	80	161	232	87	145
Less: Current portion			(33)			(16)
			128			**129**

NOTE 23 Pension plans and similar commitments

Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover almost all of the Company's domestic employees and many of the Company's foreign employees. To reduce the risk exposure to Siemens arising from its pension plans, the Company performed a redesign of some major pension plans during the last several years towards benefit schemes which are predominantly based on contributions made by the Company. In order to fund Siemens' pension obligations, the Company's major pension plans are funded with assets in segregated pension entities.

Furthermore, the Company provides other post-employment benefits, which primarily consist of transition payments to German employees after retirement as well as post-employment health care and life insurance benefits to employees in the U.S. and Canada. These predominantly unfunded other post-employment benefit plans qualify as defined benefit plans under IFRS.

The Consolidated Statements of Financial Position include the following significant components related to pension plans and similar commitments as of September 30, 2012 and 2011:

(in millions of €)	September 30, 2012	2011
Pension benefit plans	9,246	6,552
Other post-employment benefit plans	681	754
Liabilities for pension plans and similar commitments	**9,926**	7,306
Prepaid costs for post-employment benefits	**39**	**149**
Actuarial (losses)/gains	(8,781)	(5,680)
Effects in connection with asset ceiling	(170)	(163)
Income tax effect	2,250	1,004
Net amount recognized in the Consolidated Statements of Changes in Equity, net of tax	**(6,701)**	**(4,839)**

In addition to the above, the Company has foreign defined contribution plans for pensions and other post-employment benefits or makes contributions to social pension funds based on legal regulations (state plans). The recognition of a liability is not required because the obligation of the Company is limited to the payment of the contributions into these plans or funds.

PENSION BENEFITS

The pension benefit plans cover 519,000 participants, including 228,000 active employees, 91,000 former employees with vested benefits and 200,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and / or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country. The majority of Siemens' active employees in Germany participate in a pension scheme introduced in fiscal 2004, the BSAV (Beitragsorientierte Siemens Altersversorgung). The BSAV is a funded defined benefit pension plan whose benefits are predominantly based on contributions made by the Company and returns earned on such contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via the BSAV Trust. In connection with the implementation of the BSAV, benefits provided under defined benefit pension plans funded via the Siemens German Pension Trust were modified to substantially eliminate the effects of compensation increases by freezing the accrual of benefits under the majority of these plans.

The Company's pension benefit plans are explicitly explained in the subsequent sections with regard to:

> Pension obligations, plan assets and funded status,
> Components of NPBC,
> Amounts recognized in the Consolidated Statements of Comprehensive Income,
> Assumptions used for the calculation of the DBO and NPBC,
> Sensitivity analysis,
> Plan assets and
> Pension benefit payments.

Pension benefits: pension obligations, plan assets and funded status

A reconciliation of the funded status of the pension benefit plans to the amounts recognized in the Consolidated Statements of Financial Position is as follows:

	September 30, 2012			September 30, 2011		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets	24,052	13,956	10,096	20,965	12,309	8,656
Total defined benefit obligation	33,020	19,999	13,021	27,121	16,624	10,497
Defined benefit obligation (funded)	*31,945*	*19,794*	*12,151*	*26,189*	*16,406*	*9,783*
Defined benefit obligation (unfunded)	*1,075*	*205*	*870*	*932*	*218*	*714*
Funded status	(8,968)	(6,043)	(2,925)	(6,156)	(4,315)	(1,841)
Germany	*(6,043)*	*(6,043)*		*(4,315)*	*(4,315)*	
U.S.	*(1,276)*		*(1,276)*	*(1,083)*		*(1,083)*
U.K.	*(248)*		*(248)*	*148*		*148*
Other	*(1,401)*		*(1,401)*	*(906)*		*(906)*
Unrecognized past service cost (benefits)	(69)	–	(69)	(84)	–	(84)
Effects due to asset ceiling	(170)	–	(170)	(163)	–	(163)
Net amount recognized	**(9,207)**	**(6,043)**	**(3,164)**	**(6,403)**	**(4,315)**	**(2,088)**
Amounts recognized in the Consolidated Statements of Financial Position consist of:						
Pension asset	39	–	39	149	–	149
Pension liability	(9,246)	(6,043)	(3,203)	(6,552)	(4,315)	(2,237)

The fair value of plan assets, DBO and funded status as of September 30, 2010, amounted to €24,107 million, €31,475 million and €(7,368) million, respectively. As of September 30, 2009, the fair value of plan assets, DBO and funded status were €21,990 million, €26,944 million and €(4,954) million. As of September 30, 2008, the fair value of plan assets, DBO and funded status were €21,002 million, €24,261 million and €(3,259) million.

A detailed reconciliation of the changes in the DBO and in plan assets for fiscal 2012 and 2011 as well as additional information by country is provided in the following tables (DBO and fair value of plan assets at beginning of fiscal 2012 and reconciliation items for fiscal 2012 are presented inclusive of OSRAM in order to conform to the prior-year presentation):

(in millions of €)	September 30, 2012 Total	Domestic	Foreign	September 30, 2011 Total	Domestic	Foreign
Change in defined benefit obligations:						
Defined benefit obligation at beginning of year	28,721	17,147	11,574	31,475	18,897	12,578
Foreign currency exchange rate changes	523	–	523	234	–	234
Service cost	446	319	127	491	316	175
Interest cost	1,318	806	512	1,292	768	524
Settlements and curtailments	(25)	–	(25)	(970)	(18)	(952)
Plan participants' contributions	119	64	55	137	81	56
Amendments and other	165	–	165	98	20	78
Actuarial (gains) losses	5,212	3,359	1,853	(1,766)	(1,611)	(155)
Acquisitions	82	6	76	46	25	21
Benefits paid	(1,617)	(1,040)	(577)	(1,553)	(1,005)	(548)
Divestments	(29)	(5)	(24)	(763)	(326)	(437)
Reclassification to assets and to liabilities associated with assets classified as held for disposal for OSRAM	(1,895)	(658)	(1,237)	(1,600)	(523)	(1,077)
Defined benefit obligation at end of year	**33,020**	**19,999**	**13,021**	**27,121**	**16,624**	**10,497**
Germany	*19,999*	*19,999*		*16,624*	*16,624*	
U.S.	*4,091*		*4,091*	*3,429*		*3,429*
U.K.	*4,006*		*4,006*	*3,053*		*3,053*
Other	*4,924*		*4,924*	*4,015*		*4,015*

(in millions of €)	September 30, 2012 Total	Domestic	Foreign	September 30, 2011 Total	Domestic	Foreign
Change in plan assets:						
Fair value of plan assets at beginning of year	22,193	12,700	9,493	24,107	14,059	10,048
Foreign currency exchange rate changes	486	–	486	208	–	208
Expected return on plan assets	1,390	790	600	1,475	886	589
Actuarial gains (losses) on plan assets	2,000	1,533	467	(1,653)	(1,357)	(296)
Acquisitions and other	198	1	197	79	1	78
Settlements	(19)	–	(19)	(773)	–	(773)
Employer contributions	730	376	354	849	276	573
Plan participants' contributions	119	64	55	137	81	56
Benefits paid	(1,530)	(998)	(532)	(1,470)	(973)	(497)
Divestments and other	(36)	–	(36)	(766)	(273)	(493)
Reclassification to assets and to liabilities associated with assets classified as held for disposal for OSRAM	(1,480)	(509)	(971)	(1,228)	(391)	(837)
Fair value of plan assets at end of year	**24,052**	**13,956**	**10,096**	**20,965**	**12,309**	**8,656**
Germany	*13,956*	*13,956*		*12,309*	*12,309*	
U.S.	*2,815*		*2,815*	*2,346*		*2,346*
U.K.	*3,758*		*3,758*	*3,201*		*3,201*
Other	*3,523*		*3,523*	*3,109*		*3,109*

The total defined benefit obligation at the end of the fiscal year includes €10,649 million for active employees, €4,545 million for former employees with vested benefits and €17,826 million for retirees and surviving dependents.

In fiscal 2012, the DBO increased due to a decrease in discount rate for the domestic and for almost all of the foreign pension plans. In fiscal 2011, the DBO decreased due to an increase in discount rate for the domestic and some foreign pension plans. Also in fiscal 2011, the DBO and the fair value of plan assets decreased by €741 million and €735 million due to the disposal of Siemens IT Solutions and Services pension liabilities and plan assets. These effects are included in line items Divestments and Divestments and other in the tables above. Furthermore, in fiscal 2011, Siemens transferred pension liabilities and plan assets of its major pension plan in the Netherlands to the industry pension fund PME. The PME will be accounted for as a defined contribution plan with a resulting decrease in DBO and plan assets. The DBO and plan asset transfer amounted to both €753 million and is included in line items Settlements and curtailments and Settlements in the tables above. In addition, a settlement gain of €68 million was recognized in equity and is included in line item Actuarial (gains) losses in the first table above. Furthermore, line item Settlements and curtailments in fiscal 2011, includes €(122) million resulting from the disposal of pension liabilities of Siemens IT Solutions and Services.

Employer contributions expected to be paid to the funded pension plans during fiscal 2013 are €625 million, therein €277 million to the domestic pension plans and €348 million to the foreign pension plans.

Pension benefits: components of NPBC

The components of the NPBC for the fiscal years ended September 30, 2012 and 2011 are as follows:

	Year ended September 30, 2012			Year ended September 30, 2011		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Service Cost	415	301	114	431	283	148
Interest Cost	1,243	781	462	1,189	733	456
Expected return on plan assets	(1,309)	(772)	(537)	(1,364)	(847)	(517)
Amortization of past service cost (benefits)	(10)	–	(10)	12	20	(8)
Loss (gain) due to settlements and curtailments	(8)	–	(8)	(8)	–	(8)
Net periodic benefit cost	**332**	**310**	**22**	**260**	**189**	**71**
Germany	*310*	*310*		*189*	*189*	
U.S.	*(15)*		*(15)*	*20*		*20*
U.K.	*(18)*		*(18)*	*(2)*		*(2)*
Other	*55*		*55*	*53*		*53*

In addition to net periodic benefit cost for continuing operations presented in the table above, €26 million, €(70) million and €44 million were recognized for Siemens IT Solutions and Services and for OSRAM for the years ended September 30, 2012 and 2011. The amount of €(70) million for the year ended September 30, 2011, includes €122 million settlement gain resulting from the disposal of pension liabilities of Siemens IT Solutions and Services.

Pension benefits: amounts recognized in the Consolidated Statements of Comprehensive Income

The actuarial gains and losses on defined benefit pension plans recognized in the Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2012 and 2011 were as follows:

	Year ended September 30, 2012			Year ended September 30, 2011		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Actuarial losses (gains)	3,023	1,725	1,298	(113)	(254)	141
Effects in connection with asset ceiling	2	–	2	18	–	18
Income tax effect	(1,216)	(869)	(347)	146	227	(81)
Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax	**1,809**	**856**	**953**	**51**	**(27)**	**78**
Germany	*856*	*856*		*(27)*	*(27)*	
U.S.	*198*		*198*	*228*		*228*
U.K.	*376*		*376*	*(208)*		*(208)*
Other	*379*		*379*	*58*		*58*

For the years ended September 30, 2012 and 2011, cumulative income or expense of €117 million and €(6) million is recognized in line item Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax which relates to OSRAM.

Pension benefits: assumptions for the calculation of the DBO and NPBC

Assumed discount rates, compensation increase rates and pension progression rates used in calculating the DBO together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated or where plan assets are invested as well as capital market expectations.

The weighted-average discount rate used for the actuarial valuation of the DBO at period-end and the expected return on plan assets for the fiscal year ending at period-end were as follows:

	Year ended September 30, 2012			Year ended September 30, 2011		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Discount rate	3.2%	3.1%	3.3%	4.5%	4.7%	4.3%
Germany	*3.1%*	*3.1%*		*4.7%*	*4.7%*	
U.S.	*2.90%*		*2.90%*	*4.10%*		*4.10%*
U.K.	*4.4%*		*4.4%*	*5.7%*		*5.7%*
Expected return on plan assets	6.3%	6.5%	6.1%	6.3%	6.5%	6.1%
Germany	*6.5%*	*6.5%*		*6.5%*	*6.5%*	
U.S.	*6.96%*		*6.96%*	*6.95%*		*6.95%*
U.K.	*6.0%*		*6.0%*	*6.0%*		*6.0%*

The rates of compensation increase for countries with significant effects with regard to this assumption were as follows for the years ended September 30, 2012 and 2011: U.S.: 3.69% and 3.50%, U.K. 4.10% and 5.00%, Switzerland: 1.5% and 1.5%, Netherlands: 2.98% and 2.95%. The compensation increase rate for the domestic pension plans for the year ended September 30, 2012, was 2.25% (2011: 2.25%). However, due to the implementation of the BSAV, the effect of the compensation increase on the domestic pension plans is substantially eliminated. The rates of pension progression for countries with significant effects with regard to this assumption were as follows for the years ended September 30, 2012 and 2011: Germany: 1.67% and 1.75%, U.K.: 2.6% and 3.1%.

The assumptions used for the calculation of the DBO as of the period-end of the preceding fiscal year are used to determine the calculation of interest cost and service cost of the following year. The total expected return for the fiscal year will be based on the expected rates of return for the respective year multiplied by the fair value of plan assets at the preceding fiscal years period-end date. The fair value and thus the expected return on plan assets are adjusted for significant events after the fiscal year end, such as a supplemental funding.

The discount rate assumptions reflect the rates available on high-quality corporate bonds or government bonds of consistent duration and currency at the period-end date. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. In fiscal 2012 and fiscal 2011, the expected return on plan assets remained primarily unchanged. Changes of the mortality assumption, primarily in Switzerland, increased the DBO by 0.6%. Changes of other actuarial assumptions not mentioned above, such as employee turnover, disability, etc., had an only minor effect on the overall DBO as of September 30, 2012.

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, increased the DBO by 0.5% in fiscal 2012, decreased the DBO by 0.6% in fiscal 2011, did not affect the DBO in fiscal 2010, decreased the DBO by 0.5% in fiscal 2009 and increased the DBO by 0.4% in fiscal 2008.

Pension benefits: sensitivity analysis

A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPBC for fiscal 2013, or a change in the fair value of plan assets of €500 million, as of September 30, 2012, respectively, would result in the following increase (decrease) of the fiscal 2013 NPBC:

	Effect on NPBC 2013 due to a one-percentage-point / €500	
(in millions of €)	increase	decrease
Discount rate	80	(111)
Expected return on plan assets	(236)	236
Rate of compensation increase	22	(19)
Rate of pension progression	139	(104)
Fair value of plan assets	(32)	32

Increases and decreases in the discount rate, rate of compensation increase and rate of pension progression which are used in determining the DBO do not have a symmetrical effect on NPBC primarily due to the compound interest effect created when determining the net present value of the future pension benefit. If more than one of the assumptions were changed simultaneously, the cumulative impact would not necessarily be the same as if only one assumption was changed in isolation.

Pension benefits: plan assets

The asset allocation of the plan assets of the pension benefit plans as of the period-end date in fiscal 2012 and 2011, as well as the target asset allocation for fiscal year 2013, are as follows:

	Target asset allocation					Asset allocation	
	September 30, 2013		September 30, 2012			September 30, 2011	
Asset class		Total	Domestic	Foreign	Total	Domestic	Foreign
Equity	20 – 50%	27%	27%	27%	28%	29%	27%
Fixed income	40 – 70%	62%	64%	60%	62%	63%	62%
Real estate	5 – 15%	7%	6%	7%	7%	6%	8%
Cash and other assets	0 – 15%	4%	3%	6%	3%	2%	3%
		100%	100%	100%	100%	100%	100%

Derivatives are reported under the asset class whose risk is hedged. Current asset allocation is composed of high quality government and selected corporate bonds. Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analyzes trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

The plan assets include own shares and debt instruments of the Company with a fair value of €74 million and €78 million as of September 30, 2012 and 2011.

The following table shows the actual return on plan assets in fiscal 2012 and 2011:

	Year ended September 30, 2012		
(in millions of €)	Total	Domestic	Foreign
Actual return on plan assets	3,390	2,323	1,067

	Year ended September 30, 2011		
(in millions of €)	Total	Domestic	Foreign
Actual return on plan assets	(178)	(471)	293

Amounts presented for the year ended September 30, 2012, in the table above include amounts related to OSRAM. Amounts presented for the year ended September 30, 2011 include amounts related to Siemens IT Solutions and Services and OSRAM.

The actual return over the last twelve months amounted to 15.6% or 3,234 million compared to an expected return of 6.3% or €1,309 million. The experience adjustment arising on plan assets was 9.3% in fiscal 2012 (fiscal 2011: (7.2)%; fiscal 2010: 4.4%; fiscal 2009: 3.5%; fiscal 2008: (16.2)%). For the domestic pension plans, €2,288 million or 19.3% was realized, as compared to an expected return on plan assets of 6.5% or an amount of €772 million that was included in the NPBC. For the foreign pension plans, €946 million or 10.7% was realized, as compared to an expected return on plan assets of 6.1% or an amount of €537 million that was included in the NPBC.

Pension benefits: pension benefit payments

The following overview comprises pension benefits paid out of the pension benefit plans during the years ended September 30, 2012 and 2011, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

(in millions of €)	Total	Domestic	Foreign
Pension benefits paid			
2011	1,553	1,005	548
2012	1,538	1,011	527
Expected pension payments			
2013	1,578	1,001	577
2014	1,552	999	553
2015	1,570	1,007	563
2016	1,587	1,008	579
2017	1,614	1,020	594
2018 – 2022	8,422	5,261	3,161

Pension benefits paid by OSRAM for the year ended September 30, 2012, which are not included in the table above, amounted to €79 million. Amounts presented for the year ended September 30, 2011, in the table above include amounts related to Siemens IT Solutions and Services and OSRAM.

As pension benefit payments for Siemens' funded pension benefit plans reduce the DBO and plan assets by the same amount, there is no impact on the funded status of such plans.

OTHER POST-EMPLOYMENT BENEFITS

In Germany, employees who entered into the Company's employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Certain foreign companies, primarily in the U.S. and Canada, provide other post-employment benefits in the form of medical, dental and life insurance. The amount of obligations for other post-employment benefits in the form of medical and dental benefits specifically depends on the expected cost trend in the healthcare sector. To be entitled to such healthcare benefits, participants must contribute to the insurance premiums. Participant contributions are based on specific regulations of cost sharing which are defined in the benefit plans. The Company has the right to adjust the cost allocation at any time, generally this is done on an annual basis. Premiums for life insurance benefits are paid solely by the Company.

The Company's other post-employment benefits are illustrated in detail in the subsequent sections with regard to:

> Obligations, plan assets and funded status,
> Plan assets,
> Components of NPBC,
> Amounts recognized in the Consolidated Statements of Comprehensive Income,
> Assumptions used in the calculation of the DBO and the NPBC,
> Sensitivity analysis, and
> Benefit payments.

Other post-employment benefits: obligations, plan assets and funded status

The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Statements of Financial Position are as follows:

	September 30, 2012			September 30, 2011		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets	5	–	5	4	–	4
Total defined benefit obligation	685	340	345	764	307	457
Defined benefit obligation (funded)	*180*	*–*	*180*	*286*	*–*	*286*
Defined benefit obligation (unfunded)	*505*	*340*	*165*	*478*	*307*	*171*
Funded status	(680)	(340)	(340)	(760)	(307)	(453)
Unrecognized past service cost (benefits)	(1)	–	(1)	6	–	6
Net amount recognized	**(681)**	**(340)**	**(341)**	**(754)**	**(307)**	**(447)**

The following table shows a detailed reconciliation of the changes in the benefit obligation and in plan assets for other post-employment benefits for the years ended September 30, 2012 and 2011 (DBO and fair value of plan assets at beginning of fiscal 2012 and reconciliation items for fiscal 2012 are presented inclusive of OSRAM in order to conform to the prior-year presentation):

	September 30, 2012			September 30, 2011		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in benefit obligations:						
Defined benefit obligation at beginning of year	802	318	484	838	350	488
Foreign currency exchange rate changes	28	–	28	2	–	2
Service cost	18	9	9	22	10	12
Interest cost	38	14	24	38	14	24
Settlements and curtailments	(30)	–	(30)	(11)	(2)	(9)
Plan amendments and other	(134)	–	(134)	2	–	2
Actuarial (gains) losses	94	37	57	(24)	(18)	(6)
Acquisitions	–	–	–	3	3	–
Benefits paid	(53)	(27)	(26)	(56)	(28)	(28)
Divestments	–	–	–	(12)	(11)	(1)
Reclassification to assets and to liabilities associated with assets classified as held for disposal for OSRAM	(79)	(12)	(67)	(38)	(11)	(27)
Defined benefit obligation at end of year	**685**	**340**	**345**	**764**	**307**	**457**

	September 30, 2012			September 30, 2011		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in plan assets:						
Fair value of plan assets at beginning of year	4	–	4	4	–	4
Actual return on plan assets	1	–	1	–	–	–
Employer contributions	13	–	13	24	–	24
Benefits paid	(13)	–	(13)	(24)	–	(24)
Fair value of plan assets at end of year	**5**	**–**	**5**	**4**	**–**	**4**

Line items Plan amendments and other and Settlements and curtailments in the first table above include €(124) million and €(30) million resulting from a plan change of the main health care plan in the U.S. The group insurance program for a defined group of Siemens retirees is replaced by individual healthcare agreements between the affected beneficiaries and healthcare insurance providers, resulting in a one-time reduction of current and future contributions.

Other post-employment benefits: components of NPBC

The components of the NPBC for other post-employment benefits for the years ended September 30, 2012 and 2011 are as follows:

	Year ended September 30, 2012			Year ended September 30, 2011		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	16	9	7	21	10	11
Interest cost	35	14	21	36	13	23
Amortization of unrecognized past service cost (benefits)	(116)	–	(116)	4	–	4
Loss (gain) due to settlements and curtailments	(30)	–	(30)	(10)	–	(10)
Net periodic benefit cost	**(95)**	**23**	**(118)**	**51**	**23**	**28**

In addition to net periodic benefit cost for continuing operations presented in the table above, €5 million and less than a million were recognized for Siemens IT Solutions and Services and for OSRAM for the years ended September 30, 2012 and 2011.

Line item Net periodic benefit cost in fiscal 2012, in the table above, include €(118) million past service cost and €(30) million curtailment gain resulting from a plan change of the main health care plan in the U.S., occurring in fiscal 2012.

Other post-employment benefits: amounts recognized in the Consolidated Statements of Comprehensive Income

The actuarial gains and losses on other post-employment benefit plans recognized in the Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2012 and 2011 were as follows:

	Year ended September 30, 2012			Year ended September 30, 2011		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Actuarial losses (gains)	82	36	46	(24)	(18)	(6)
Income tax effect	(29)	(11)	(18)	7	5	2
Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax	**53**	**25**	**28**	**(17)**	**(13)**	**(4)**
Germany	*25*	*25*		*(13)*	*(13)*	
U.S.	*24*		*24*	*–*		*–*
Canada	*–*		*–*	*(1)*		*(1)*
Other	*4*		*4*	*(3)*		*(3)*

For the years ended September 30, 2012 and 2011, cumulative income or expense of €8 and less than a million € is recognized in line item Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax which relates to OSRAM.

Other post-employment benefits: assumptions used in the calculation of the DBO and NPBC

Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.

The weighted-average assumptions used in calculating the actuarial values for the post-employment healthcare and life insurance benefits are as follows:

	Year ended September 30, 2012	2011
Discount rate	3.1%	4.57%
U.S.:		
Medical trend rates (initial/ultimate/year):		
Medicare ineligible pre-65	9%/5%/2021	9%/5%/2020
Medicare eligible post-65	8%/5%/2018	8.5%/5%/2019
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021
Canada:		
Medical trend rates (initial/ultimate/year)	8.4%/5%/2019	9%/5%/2019
Drug trend rates (initial/ultimate/year)	8.4%/5%/2019	9%/5%/2019
Dental trend rates	4%	4%

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, increased the DBO by 0.6% in fiscal 2012, decreased the DBO by 3.0% in fiscal 2011, increased the DBO by 0.5% in fiscal 2010 and decreased the DBO by 1.6% and 0.9% in fiscal 2009 and 2008, respectively.

Other post-employment benefits: sensitivity analysis

The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following increase (decrease) of the defined benefit obligation and the service and interest cost as of and for the year ended September 30, 2012:

(in millions of €)	September 30, 2012 One-percentage-point increase	decrease
Effect on defined benefit obligation	28	(23)
Effect on total of service and interest cost components	2	(2)

Other post-employment benefits: benefit payments

The following overview comprises benefit payments for other post-employment benefits paid out of the other defined benefit post-employment plans during the years ended September 30, 2012 and 2011, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

(in millions of €)	Total	Domestic	Foreign
Payments for other post-employment benefits			
2011	56	28	28
2012	47	25	22
Expected payments for other post-employment benefits			
2013	67	39	28
2014	51	29	22
2015	57	35	22
2016	57	34	23
2017	61	39	22
2018 – 2022	282	176	106

Payments for other post-employment benefits made by OSRAM for the year ended September 30, 2012, which are not included in the table above, amounted to €6 million. Amounts presented for the year ended September 30, 2011 in the table above include amounts related to Siemens IT Solutions and Services and OSRAM.

Since the benefit obligations for other post-employment benefits are generally not funded, such payments will impact the current operating cash flow of the Company.

DEFINED CONTRIBUTIONS PLANS AND STATE PLANS

The amount recognized as an expense for defined contribution plans amounted to €545 million in fiscal 2012 and €437 million in fiscal 2011, respectively. Contributions to state plans amounted to €1,584 million in fiscal 2012 and €1,528 million in fiscal 2011, respectively.

NOTE 24 Provisions

(in millions of €)	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
Balance as of October 1, 2011	3,506	2,017	1,130	2,169	8,822
Additions	1,446	1,123	1	562	3,132
Usage	(738)	(701)	(9)	(359)	(1,806)
Reversals	(847)	(418)	(21)	(455)	(1,741)
Translation differences	48	14	3	14	79
Accretion expense and effect of changes in discount rates	1	13	172	8	195
Other changes	(12)	(10)	5	(6)	(22)
Balance as of September 30, 2012	**3,405**	**2,038**	**1,282**	**1,933**	**8,658**
Thereof non-current	*1,146*	*733*	*1,261*	*768*	*3,908*

(in millions of €)	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
Balance as of October 1, 2010	3,591	2,017	1,053	1,809	8,470
Additions	1,632	1,094	7	1,157	3,890
Usage	(835)	(628)	(9)	(410)	(1,882)
Reversals	(845)	(384)	(11)	(318)	(1,558)
Translation differences	3	(13)	–	(5)	(15)
Accretion expense and effect of changes in discount rates	2	10	90	3	105
Other changes	(42)	(79)	–	(67)	(188)
Balance as of September 30, 2011	**3,506**	**2,017**	**1,130**	**2,169**	**8,822**
Thereof non-current	*1,091*	*595*	*1,111*	*857*	*3,654*

In fiscal 2012 and 2011, item Other changes contains reclassifications to line item Liabilities associated with assets classified as held for disposal including the disposal of those entities of €25 million and €200 million, respectively.

Except for asset retirement obligations, the majority of the Company's provisions are generally expected to result in cash outflows during the next one to 15 years.

Warranties – mainly relate to products sold.

Order related losses and risks – are provided for anticipated losses and risks on uncompleted construction, sales and leasing contracts.

In fiscal 2012, the Power Transmission Division of the Energy Sector incurred project charges primarily related to technically complex grid connections to offshore wind-farms in Germany. These charges were due to project delays resulting from a complex regulatory environment and the projects' complex marine environment, which required revised estimates of resources and personnel. This led to €(570) million pretax effects on the income statement in fiscal 2012, which are mainly recorded as provisions for order related losses and risks.

In fiscal 2011, Siemens reevaluated the commercial feasibility of particle therapy for general patient treatment and began shifting its focus of certain particle therapy projects primarily to research. In accordance with project accounting rules, Siemens took project charges and reduced third-quarter revenue in Imaging&Therapy Systems of the Healthcare Sector by the amount of revenue recognized from the projects in prior periods and set up provisions. Total pretax effects on the fiscal 2011 Consolidated Statement of Income relating to the shifted focus in the third quarter of fiscal 2011 is €381 million including provisions for order related losses and risks.

Asset retirement obligations – The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €1,224 million and €1,079 million, respectively, as of September 30, 2012 and 2011 (the non-current portion thereof being €1,215 million and €1,069 million, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €58 million and €51 million, respectively, as of September 30, 2012 and 2011 (the non-current portion thereof being €46 million and €42 million, respectively).

Environmental clean-up costs relate to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2015; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has nearly reached completion; on September 21, 2006, the Company received official notification from the authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the provision is based on a number of significant estimates and assumptions. Several parameters relating to the development of a final storage facility for radioactive waste are specified on the so called Schacht Konrad final storage. Parameters related to the life-span of the German nuclear reactors reflect a planned phase-out until 2022. The valuation uses assumptions to reflect the current and detailed cost estimates, price inflation and discount rates as well as a continuous outflow until 2075 related to the costs for dismantling as well as intermediate and final storage.

Using the input of an independent advisor, management updated its valuation of the liability due to changes in estimates which resulted in minor adjustments in fiscal 2012 and 2011. Facts and circumstances of the changes were as follows:

In fiscal 2012, parameters related to the set up cost of the Konrad final storage were updated by The Federal Office for Radiation Protection (Bundesamt für Strahlenschutz).

In fiscal 2011, the parameters related to the life-span of the German nuclear reactors generally changed to a planned phase-out until 2022. Revised assumptions were applied to reflect current and detailed cost estimates as well as a shorter time span of future cash outflows, reflecting the shorter life-span of the German nuclear reactors. As of September 30, 2011 a continuous outflow until 2075 was assumed as opposed to 2084 in prior valuations.

The determination of the provisions related to major asset retirement obligations will continue to involve significant estimates and assumptions. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur. Amongst others, the estimated cash outflows related to the asset retirement obligation could alter significantly if, and when, political developments affect the government's plans to develop the so called Schacht Konrad. As of September 30, 2012 and 2011, the provision totals €1,224 million and €1,079 million, respectively, and is recorded net of a present value discount of €1,418 million and €1,606 million, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €24 million, €26 million, €26 million, €27 million, €22 million and €2,517 million.

The Company recognizes the accretion of the provision for environmental clean-up costs using the effective interest method applying current interest rates prevailing at the period-end date. In fiscal 2012 and 2011, the Company recognized €23 million and €24 million, respectively in accretion expense for environmental clean-up costs in line item Other Financial income (expense), net. Changes in discount rates increased the carrying amount of provisions by €149 million and €66 million as of September 30, 2012 and 2011, respectively.

Other – Other includes transaction-related and post-closing provisions in connection with portfolio activities.

NOTE 25 Other liabilities

(in millions of €)	30. September 2012	2011
Employee related liabilities	493	461
Liabilities due to employees and retirees in the U.S. not qualifying for presentation as Pensions and similar obligations	523	459
Deferred income	221	237
Accruals for pending invoices	124	98
Accruals for stand-ready obligations	79	80
Severance payments	71	79
Warranties for disposed of businesses	67	73
German pension insurance association – Pensionssicherungsverein (PSV)	56	69
Insurance liabilities	126	71
Other	292	240
	2,052	1,867

NOTE 26 Equity

COMMON STOCK

Siemens common stock is composed of no par value shares with a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

The following table provides a summary of outstanding authorized and conditional capital and the changes for fiscal years 2012 and 2011:

	Common stock (authorized and issued)		Authorized capital (not issued)		Conditional capital (not issued)	
	in thousands of €	in thousands shares	in thousands of €	in thousands shares	in thousands of €	in thousands shares
As of September 30, 2010	2,742,610	914,203	591,930	197,310	757,517	252,506
Expired or cancelled capital	–	–	(71,130)	(23,710)	–	–
Newly approved capital	–	–	90,000	30,000	270,000	90,000
As of September 30, 2011	2,742,610	914,203	610,800	203,600	1,027,517	342,506
Expired or cancelled capital	(99,610)	(33,203)	–	–	–	–
As of September 30, 2012	**2,643,000**	**881,000**	**610,800**	**203,600**	**1,027,517**	**342,506**

AUTHORIZED CAPITAL (NOT ISSUED)

The Company's shareholders authorized the Managing Board, with the approval of the Supervisory Board, to increase capital stock through the issuance of no par value shares registered in the names of the holders and to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue as follows:

> Authorized Capital 2011 by up to €90 million through the issuance of up to 30 million shares for contributions in cash. The authorization was granted on January 25, 2011 and expires on January 24, 2016. This authorization followed the expiration of Authorized Capital 2006, see below. In accordance with Authorized Capital 2011 new shares can be issued solely to employees of Siemens AG and its subsidiaries. Pre-emptive rights of existing shareholders are excluded.

> Authorized Capital 2009 by up to €520.8 million through the issuance of up to 173.6 million shares for contributions in cash and/or in kind (Authorized Capital 2009). The authorization was granted on January 27, 2009 and expires on January 26, 2014. With the approval of the Supervisory Board, the Managing Board can exclude shareholders' pre-emptive rights for capital increases in the form of contributions in kind and in certain pre-stipulated circumstances for contributions in cash.

> Authorized Capital 2006, granted in January 2006, expired in January 2011.

CONDITIONAL CAPITAL (NOT ISSUED)

Conditional Capital is provided for the purpose of a) serving the issuance of bonds with conversion rights and (or) with warrants, b) accommodating the exercise of stock option plans and c) settling claims of former Siemens Nixdorf Informationssysteme AG (SNI AG) shareholders.

- Conditional Capital 2011 to service the issuance of bonds with conversion rights and/or with warrants or a combination thereof in an aggregate principal amount of up to €15 billion, entitling the holders to subscribe to up to 90 million shares of Siemens AG with no par value, representing up to €270 million of capital stock. The authorization to issue such bonds was granted in January 2011 and will expire on January 24, 2016.
- Conditional Capital 2010 to service the issuance of bonds with conversion rights and/or with warrants in an aggregate principal amount of up to €15 billion, entitling the holders to subscribe to up to 200 million shares of Siemens AG with no par value, representing up to €600 million of capital stock. The authorization to issue such bonds was granted on January 26, 2010 and will expire on January 25, 2015.
- Conditional Capital to service the 2001 and 1999 Siemens Stock Option Plans amounts to €157 million, representing 52.32 million shares of Siemens AG as of September 30, 2012 and 2011. The last tranche of stock options expired in November 2010 and from that date on, no further shares are to be issued, see → NOTE 33 SHARE-BASED PAYMENT for further information on stock options.
- Conditional Capital provided to issue shares to settle claims offered to former SNI AG shareholders who had not tendered their SNI AG share certificates amounts to €0.6 million, representing 189 thousand shares as of September 30, 2012 and 2011. Such rights to claim Siemens shares expired in 2007 and no further shares are to be issued.

TRANSACTIONS WITH NON-CONTROLLING INTERESTS

In connection with an acquisition in fiscal 2012, a minority shareholder was granted a put option on the non-controlling interests. This transaction with non-controlling interests impacted line item Retained earnings by €(301) million as of September 30, 2012.

TREASURY STOCK

The Company is authorized by its shareholders to acquire treasury stock of up to 10% of its capital stock existing at the date of the shareholders' resolution, which represents up to 91,420,342 Siemens shares or – if this value is lower – as of the date on which the authorization is exercised. The authorization became effective on March 1, 2011 and remains in force through January 24, 2016. According to the resolution, repurchased shares may be (1) sold via a stock exchange or through a public sales offer made to all shareholders; (2) retired; (3) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries as well as to Board members of any of the Company's subsidiaries or granted and transferred to such individuals with a vesting period of at least two years; (4) offered and transferred with the approval of the Supervisory Board to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies, businesses, parts of businesses or interests therein; (5) with the approval of the Supervisory Board sold to third parties against payment in cash if the price at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock at the time of selling; or (6) used to service convertible bonds or warrants granted by the Company or any of its subsidiaries. In addition, the Supervisory Board may use repurchased shares to meet obligations or rights to acquire Siemens shares that were or will be agreed with members of the Managing Board within the framework of rules governing Managing Board compensation.

The current authorization to acquire Siemens shares is supplemented by an authorization to repurchase up to five percent of its capital stock existing at the date of the shareholders' resolution by using equity derivatives or forward purchases with a maximum maturity term of 18 months; the repurchase of treasury stock upon the exercise of such instruments shall be no later than January 24, 2016.

In August 2012, Siemens announced a share buy back amounting to up to €3 billion by December 30, 2012. The shares repurchased may be used for the purposes of cancellation and reduction of capital stock, issuance to employees, board members of affiliated companies and members of the Managing Board as well as to meet obligations arising under and in connection with convertible bonds and warrant bonds. In fiscal 2012, the Company repurchased 23,202,500 treasury shares at a weighted average share price of €76.14. Additionally, the Managing Board decided to cancel 33,203,421 treasury shares, which reduced common stock from 914 million shares to 881 million shares.

In fiscal 2012 and 2011, 5,225,479 shares and 4,414,342 shares, respectively, were transferred in connection with equity settled share-based payment plans.

OTHER COMPREHENSIVE INCOME, NET OF TAX

The changes in line item Other comprehensive income, net of tax including non-controlling interest holders are as follows:

(in millions of €)	Year ended September 30, 2012 Pretax	Tax effect	Net	Year ended September 30, 2011 Pretax	Tax effect	Net
Items that will not be reclassified to profit or loss:						
Actuarial gains and losses on pension plans and similar commitments	(3,412)	1,311	(2,101)	103	(168)	(65)
Items that may be reclassified subsequently to profit or loss:						
Unrealized holding gains (losses) on available-for-sale financial assets	305	(10)	295	(42)	5	(37)
Reclassification adjustments for gains (losses) included in net income	(86)	–	(86)	(29)	7	(22)
Net unrealized gains (losses) on available-for-sale financial assets	219	(10)	209	(71)	12	(59)
Unrealized gains (losses) on derivative financial instruments	(64)	29	(35)	(35)	18	(17)
Reclassification adjustments for gains (losses) included in net income	144	(46)	98	(148)	44	(104)
Net unrealized gains (losses) on derivative financial instruments	79	(17)	63	(183)	62	(121)
Foreign-currency translation differences	855	–	855	129	–	129
	1,153	(27)	1,127	(125)	74	(51)
Other comprehensive income	**(2,259)**	**1,284**	**(974)**	**(22)**	**(94)**	**(116)**

As of September 30, 2012 and 2011, cumulative income (expense) of €(206) million and €(71) million, respectively, is recognized in line item Other comprehensive income which relates to non-current assets or disposal groups classified as held for disposal.

OTHER CHANGES IN EQUITY

Line item Other changes in equity of the Consolidated Statement of Changes in Equity includes €126 million which relate to the equity instruments of the US$ bonds with warrants issued in fiscal 2012.

MISCELLANEOUS

Under the German Stock Corporation Act (Aktiengesetz); the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). In fiscal 2012, Siemens AG management distributed an ordinary dividend of €2,629 million (€3.00 per share) of the fiscal 2011 earnings to its shareholders. In fiscal 2011, Siemens AG management distributed to its shareholders an ordinary dividend of €2,356 million (€2.70 per share) of the fiscal 2010 earnings.

The Managing Board and the Supervisory Board proposed a dividend of €3 per share of the fiscal 2012 Siemens AG earnings, in total representing approximately €2.5 billion in expected payments. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders' Meeting on January 23, 2013.

NOTE 27 Additional capital disclosures

As of September 30, 2012 and 2011, Siemens' capital structure was as follows:

(in millions of €)	September 30, 2012	2011	% Change
Total equity attributable to shareholders of Siemens AG	**30,733**	31,530	(3)%
As percentage of total capital	60%	64%	
Short-term debt and current maturities of long-term debt	3,826	3,660	
Long-term debt	16,880	14,280	
Total debt	**20,707**	17,940	15%
As percentage of total capital	40%	36%	
Total capital (total debt and total equity)	**51,440**	49,470	4%

Regarding Siemens' share-buy back program, see → NOTE 26 EQUITY. In September 2012, Siemens issued €1.4 billion and £1.0 billion (€1.25 billion as of September 30, 2012) in fixed-rate instruments, which are partly used to finance the share buy back program.

Siemens has commitments to sell or otherwise issue common shares in connection with share-based compensation plans, which were met by re-issuing treasury shares in fiscal 2012 and 2011.

As part of the Company's One Siemens framework for sustainable value creation, Siemens continues to use an indicator in order to optimize the capital structure. A key consideration in this regard is to continue Siemens' ready access to capital markets through various debt products and maintaining the Company's ability to repay and service its debt obligations over time. Siemens set a capital structure target range of 0.5 – 1.0. The ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA. The calculation of the item Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA is defined as adjusted earnings before income taxes (EBIT) before amortization (defined as amortization and impairments, net of reversals, of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is defined as line item Income from continuing operations before income taxes less line item Interest income, less line item Interest expense less line item Other financial income (expense), net as well as less line item Income (loss) from investments accounted for using the equity method, net.

(in millions of €)	September 30, 2012	September 30, 2011
Short-term debt and current maturities of long-term debt	3,826	3,660
Plus: Long-term debt[1]	16,880	14,280
Less: Cash and cash equivalents	(10,891)	(12,468)
Less: Current available-for-sale financial assets	(524)	(477)
Net debt	**9,292**	**4,995**
Less: SFS Debt[2]	(14,558)	(12,075)
Plus: Pension plans and similar commitments[3]	9,926	7,307
Plus: Credit guarantees	326	591
Less: 50% nominal amount hybrid bond[4]	(920)	(883)
Less: Fair value hedge accounting adjustment[5]	(1,670)	(1,470)
Adjusted industrial net debt	**2,396**	**(1,534)**
Adjusted EBITDA (continuing operations)	**9,788**	**10,701**
Adjusted industrial net debt/adjusted EBITDA (continuing operations)	**0.24**	**(0.14)**

1 Item Short-term debt and current maturities of long-term debt as well as item Long-term debt include, in total, adjustments for fair value hedge accounting of €1,670 million and €1,470 million, respectively, as of September 30, 2012 and 2011.

2 The adjustment considers that both Moody's and Standard & Poor's view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining credit ratings. Following this concept, we exclude SFS Debt in order to derive an adjusted industrial net debt which is not affected by SFS's financing activities

3 To reflect Siemens' total pension liability, adjusted industrial net debt includes line item Pension plans and similar commitments as presented in the Consolidated Statements of Financial Position.

4 In accordance with calculations made by Siemens' rating agencies, Siemens adjusts the hybrid bond in order to classify 50% as equity and 50% as debt, which reflects the characteristics of the hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

5 Debt is generally reported at a value representing approximately the amount to be repaid. Under IFRS, debt designated in a hedging relationship (fair value hedges) is adjusted for changes in market value, which mainly result from changes in interest rates. Those adjustments are reversed to derive an approximated amount of debt to be repaid. Siemens believes this to be a more meaningful figure in computing adjusted industrial net debt.

A key factor in maintaining a strong financial profile is Siemens' credit rating which is affected by, among other factors, Siemens' capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as Siemens' competitive market position. Siemens' current corporate credit ratings from Moody's Investors Service and Standard & Poor's Ratings Services' (S&P) are noted as follows:

	September 30, 2012		September 30, 2011	
	Moody's Investors Service	S&P	Moody's Investors Service	S&P
Long-term debt	Aa3	A+	A1	A+
Short-term debt	P-1	A-1+	P-1	A-1+

On June 5, 2012, Moody's raised its long-term Siemens' credit rating from A1 to Aa3. The rating classification Aa is the second highest rating within Moody's debt ratings category. The numerical modifier 3 indicates a ranking in the lower end of that rating category. At the same time Moody's revised its outlook for Siemens' credit rating from positive to stable. The Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks of Moody's fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook. Moody's announced that the rating action was prompted by the higher levels of profitability and cash flow leverage that the Company has been able to achieve over the past few years, and Moody's assessment that these levels are likely to be sustainable through economic cycles, including the current period of economic weakness in Europe.

Moody's rating for Siemens' short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers' ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year. On June 5, 2012 Moody's affirmed Siemens' P-1 short-term rating.

S&P's rating for Siemens' long-term credit rating is A+. Within S&P's ratings definitions an obligation rated A has the third highest long-term rating category. The modifier + indicates that the long-term debt ranks in the upper end of the A category. S&P's outlook for Siemens' credit rating was positive. A rating outlook indicates the potential direction of a long-term credit rating over the medium-term. Rating outlooks of S&P's fall into the following four categories: positive, negative, stable and developing.

S&P's rating for Siemens' short-term corporate credit rating is A-1+. This is the highest short-term rating within the S&P's short-term rating scale. During fiscal 2012, S&P's did not change our long-term or short-term credit rating.

NOTE 28 Commitments and contingencies

GUARANTEES AND OTHER COMMITMENTS

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

(in millions of €)	September 30, 2012	2011
Guarantees		
Credit guarantees	326	591
Guarantees of third-party performance	1,562	2,718
HERKULES obligations	2,290	2,690
Other	3,632	3,613
	7,810	9,612

As of September 30, 2012, in addition to guarantees disclosed above, Siemens has credit guarantees of €309 million, guarantees of third-party performance of €4 million and other guarantees of €82 million relating to discontinued operations.

Item Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and (or) contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and other companies accounted for using the equity method. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2012 and 2011, the Company accrued €28 million and €39 million, respectively, relating to credit guarantees.

Furthermore, Siemens issues guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to seven years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. In fiscal 2011, item Guarantees of third-party performance, included a significant amount of guarantees relating to the Siemens IT Solutions and Services business, yet to be transferred to AtoS in fiscal 2011. In case a beneficiary had raised a claim under these guarantees, AtoS would have been required to indemnify Siemens. As of September 30, 2012 and 2011, the Company accrued €83 million and €69 million, respectively, relating to performance guarantees.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item HERKULES obligations in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €2.29 billion and €2.69 billion as of September 30, 2012 and 2011, respectively and will be reduced by approximately €400 million per year over the remaining five-year contract period as of September 30, 2012. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Item Other includes indemnifications issued in connection with dispositions of business entities. Such indemnifications, if customary to the relevant transactions, may protect the buyer from potential tax, legal and other risks in conjunction with the purchased business entity. Indemnifications primarily relate to NSN, disposed of in fiscal 2007, EN, disposed of in fiscal 2008, and to Siemens IT Solutions and Services disposed of in fiscal 2011. As of September 30, 2012 and 2011, the total amount accrued for guarantees in item Other is €528 million and €620 million, respectively.

As of September 30, 2012 and 2011, future payment obligations under non-cancellable operating leases are as follows:

	September 30,	
(in millions of €)	2012	2011
Within one year	812	716
After one year but not more than five years	1,586	1,526
More than five years	770	826
	3,167	3,068

Total operating rental expense for the years ended September 30, 2012 and 2011 were €1,078 million and €1,051 million, respectively. Total sublease income amounts to €74 million and €79 million, respectively, in fiscal 2012 and 2011. Total future minimum sublease payments expected to be received under non-cancellable subleases as of September 30, 2012 and 2011 amount to €162 million and €257 million, respectively.

As of September 30, 2012 and 2011, the Company has commitments to make capital contributions to the equity of various companies of €211 million and €356 million, respectively. The September 30, 2012 and 2011 balance includes a conditional commitment, proportional to our shareholding, to make capital contributions to EN of € – million and €172 million.

The Company is jointly and severally liable and has capital contribution obligations as a partner in commercial partnerships and as a participant in various consortiums.

NOTE 29 Legal proceedings

PUBLIC CORRUPTION PROCEEDINGS

Governmental and related proceedings

As previously reported, in May 2011 Siemens AG voluntarily reported a case of attempted public corruption in connection with a project in Kuwait in calendar 2010 to the U.S. Department of Justice, the SEC, and the Munich public prosecutor. The Munich public prosecutor discontinued the investigations, which related to certain former employees, but imposed conditions on them. Siemens is cooperating with the U.S. authorities in their ongoing investigations.

As previously reported, in July 2011 the Nuremberg-Fuerth public prosecutor notified Siemens AG of an investigation against several employees in connection with payments related to the healthcare business in the Caribbean. In November 2012, the Nuremberg-Fuerth public prosecutor discontinued its investigation.

As previously reported, in July 2011 the Munich public prosecutor notified Siemens AG of an investigation against an employee in connection with payments to a supplier related to the oil and gas business in Central Asia from calendar 2000 to 2009. Siemens is cooperating with the public prosecutor.

As previously reported, in October 2011, the Turkish Prime Ministry Inspection Board notified Siemens Sanayi ve Ticaret A.S., Turkey, of an investigation in connection with alleged bribery in Turkey and Iraq from calendar 1999 to 2007. Siemens is cooperating with the authority.

As previously reported, in 2011, the Brasilia public prosecutor, Brazil, opened proceedings to assess allegations against Siemens in connection with a metro project in calendar 2007. Siemens is cooperating with the authority.

As previously reported, authorities in Russia were conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in calendar 2003 to 2005. In July 2011, the investigation was closed with respect to all material charges. In November 2011, all remaining charges were dropped as well.

As previously reported, in calendar 2008 the São Paulo public prosecutor, Brazil, started certain investigations into the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after calendar 2000. In fiscal 2011 Siemens learned that this investigation was not discontinued in calendar 2009 but treated confidential. Siemens is cooperating with the authority.

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters' registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). A unanimous decision on the merits was rendered by the ICSID arbitration tribunal in February 2007, awarding Siemens AG, inter alia, compensation in the amount of US$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. Argentina subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. In August 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation against individuals into corruption of government officials in connection with the award of the contract for the DNI project to Siemens in calendar 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York. In December 2011, the U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice filed an indictment against nine individuals based on the same facts as the investigation of the Argentinean Anti-Corruption Authority. Most of these individuals are former Siemens employees. The former member of the Managing Board of Siemens AG, Dr. Uriel Sharef, is also involved. Siemens AG is not party to the proceedings.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. The GPIC's investigation was focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving – among others – former board members and former executives of Siemens A.E., Elektrotechnische Projekte und Erzeugnisse, Greece (Siemens A.E.), and Siemens AG. In January 2011, the GPIC alleged in a letter to Siemens A.E. that the damage suffered by the Greek state amounted to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. In April 2012, the Greek Parliament approved a settlement agreement between Siemens and the Greek State, the material provisions of which include the following: Siemens waives public sector receivables in the amount of €80 million. Furthermore Siemens agrees to spend a maximum of €90 million on various anti-corruption and transparency initiatives, as well as university and research programs and to provide €100 million of financial support to Siemens A.E. to ensure its continued presence in Greece. In exchange, the Greek State agrees to waive all civil claims and all administrative fines related to the corruption allegations and to utilize best efforts to resolve all pending disputes between Siemens and the Greek state-companies or its public authorities.

In February 2012, the Munich public prosecutor notified Siemens AG of a request for mutual assistance in criminal matters by a foreign authority. The investigation of the foreign authority involves a Siemens subsidiary located in North West Europe in connection with alleged payments to employees of a Russian company between calendar 1999 and 2006. In November 2012, the foreign authority notified Siemens about its intention to bring a charge against two individuals and to open proceedings against Siemens. Siemens is cooperating with the authorities.

As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between calendar 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against, among others, Siemens Ltd., Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. In November 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit € million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions – such as a debarment – against Siemens Nigeria, Siemens AG, and Siemens employees.

As previously reported, the Vienna public prosecutor, Austria, is conducting an investigation into payments between calendar 1999 and 2006 relating to Siemens Aktiengesellschaft Österreich, Austria, and its subsidiary Siemens VAI Metal Technologies GmbH & Co., Austria, for which valid consideration could not be identified. In September 2011, the Vienna public prosecutor extended the investigations to include a potential corporate liability of Siemens AG Austria for tax evasion. Siemens is cooperating with the authorities.

As previously reported, in September 2009, the Anti-Corruption Commission of Bangladesh (ACC) filed criminal charges against two current and one former employee of Siemens Bangladesh Ltd.'s (Siemens Bangladesh) Healthcare business. It is alleged that the employees colluded with employees of a public hospital to overcharge for the delivery of medical equipment in the period before calendar 2007. The ACC has not substantiated the criminal charges within the time limit provided by local law. Siemens Bangladesh filed a motion to dismiss the charges in October 2009. The court stayed its proceedings in November 2009.

As previously reported, in December 2009, the ACC sent a request for information to Siemens Bangladesh related to telecommunications projects of Siemens' former Communications (Com) Group undertaken prior to calendar 2007. In January 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from calendar 2002 to 2006. In February 2010 and June 2012, the ACC sent requests for additional information.

As previously reported, in November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anti-corruption regulations in the period before calendar 2007 to the responsible South African authorities. The authorities have requested further documentation. Siemens is cooperating with the authorities.

As previously reported, in June 2010, the Frankfurt public prosecutor searched premises of Siemens in Germany in response to allegations of questionable payments relating to an Infrastructure & Cities project in Thailand. Siemens is cooperating with the authority.

As previously reported, in August 2010, the Inter-American Development Bank (IADB) issued a notice of administrative proceedings against, among others, Siemens IT Solutions and Services Argentina alleging fraudulent misstatements and antitrust violations in connection with a public invitation to tender for a project in the province of Cordoba, Argentina, in calendar 2003. Siemens is cooperating with the IADB.

As previously reported, in August 2010, the IADB issued a notice of administrative proceedings against, among others, Siemens Venezuela alleging fraudulent misstatements and public corruption in connection with a public invitation to tender for healthcare projects in the Venezuelan provinces of Anzoategui and Merida in calendar 2003. Siemens is cooperating with the IADB.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery or other illegal acts. The Company's operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board in December 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in calendar 2003 to 2006 and the resulting financial burdens for the Company. The Annual Shareholders' Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board in January 2010. The shareholders also approved a settlement agreement between the Company and its directors and officers insurers regarding claims in connection with the D&O insurance of up to €100 million. Siemens recorded €96 million gains, net of costs, from the D&O insurance and the nine settlements. In January 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger, which is currently pending. Siemens AG and Mr. Ganswindt are in discussions to resolve the matter.

As previously reported, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the "Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme." Siemens S.A.S. France, Siemens Sanayi ve Ticaret A.S., Turkey, and OSRAM Middle East FZE, Dubai, are among the 93 named defendants. Process was served upon all three Siemens subsidiaries. The three Siemens subsidiaries will defend themselves against the action.

ANTITRUST PROCEEDINGS

As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Technologie AG, Austria (VA Tech), which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. In October 2009, the European Commission imposed fines totaling €68 million on seven companies with regard to a territorial market sharing agreement related to Japan and Europe. Siemens was not fined because it had voluntarily disclosed this aspect of the case to the authorities. The German Antitrust Authority continued its investigation with regard to the German market. In September 2012, the German Antitrust Authority and the Company ended the legal proceeding by entering into a settlement agreement. Siemens agreed to pay a fine in the single-digit € million range.

As previously reported, in April 2007, Siemens AG and former VA Tech companies filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and former VA Tech companies for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between calendar 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for power substations. The fine imposed on Siemens AG amounted to €396.6 million and was paid by the Company in calendar 2007. The fine imposed on former VA Tech companies, which Siemens AG acquired in July 2005, amounted to €22.1 million. In addition, former VA Tech companies were declared jointly liable with Schneider Electric for a separate fine of €4.5 million. In March 2011, the European Court of First Instance dismissed the case regarding the fine imposed on Siemens AG and re-calculated the fines for the former VA Tech companies. Former VA Tech companies were declared jointly liable with Schneider Electric for a fine of €8.1 million. Siemens AG and former VA Tech companies appealed the decision in May 2011.

In addition to these proceedings, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens.

As previously reported, in September 2011, the Israeli Antitrust Authority requested Siemens to present its legal position regarding an alleged anti-competitive arrangement between April 1988 and April 2004 in the field of gas-insulated switchgear. Siemens is cooperating with the authority.

In connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market, claims are being made against Siemens. Among others, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in November 2008. Twenty-one companies have been named as defendants, including Siemens AG and various of its subsidiaries. National Grid originally asserted claims in the aggregate amount of approximately £249 million for damages and compound interest. In November 2012, National Grid increased the aggregate amount to £364 million due to accrued compound interest. Siemens believes National Grid's claim to be without merit. As discussed, the European Commission's decision has been appealed to the European Court of First Instance. In June 2009, the High Court granted a stay of the proceedings pending before it. In June 2009, the Siemens defendants filed their answers to the complaint and requested National Grid's claim to be rejected. A case management conference was held in November 2012. The High Court of England and Wales lifted the stay of the proceedings granted in June 2009 and decided on the scope of further discovery and set a time schedule leading up to a court session expected to be held in 2014.

As previously reported, in November 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens in response to allegations of anti-competitive practices in the field of telecommunication and security. Siemens is cooperating with the authority.

As previously reported, in December 2010 and in March 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Turkey, in response to allegations of anti-competitive agreements. Siemens cooperated with the authority. In May 2012, the Turkish Antitrust Authority decided that the law has not been violated, and discontinued the proceedings.

As previously reported, the Italian Antitrust Authority searched the premises of several healthcare companies, among others those of Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A. in February 2010. The investigation addresses allegations of anti-competitive agreements in relation to a tender of the procurement entity for the public healthcare sector in the region of Campania for the supply of medical equipment in calendar 2009. In May 2011, the Italian Antitrust Authority sent a Statement of Objections to the companies under investigation which confirmed that the proceedings against Siemens Healthcare Diagnostics S.r.l. were closed, but accused Siemens S.p.A. of having participated in an anti-competitive arrangement. In August 2011, the Italian Antitrust Authority fined several companies, including Siemens S.p.A. for alleged anti-competitive behavior. The fine imposed on Siemens S.p.A. amounts to €1.1 million. The company appealed the decision. In April 2012, the Regional Administrative Court overturned the decision of the Italian Antitrust Authority. In November 2012, the Italian Antitrust Authority appealed the decision of the Regional Administrative Court.

As previously reported, in September 2011, the Competition Commission of Pakistan requested Siemens Pakistan Engineering Co. Ltd., Pakistan (Siemens Pakistan), to present its legal position regarding an alleged anti-competitive arrangement since calendar 2007 in the field of transformers and air-insulated switchgears. Siemens cooperated with the authority. In December 2011, Siemens Pakistan filed a leniency application. In April 2012, the Competition Commission of Pakistan accepted the leniency application and granted Siemens Pakistan a 100% penalty reduction for the alleged behavior.

As previously reported, in October 2011, the local Antitrust Authority in Rovno, Ukraine, notified DP Siemens Ukraine (Siemens Ukraine) of an investigation into anti-competitive practices in connection with a delivery of medical equipment to a public hospital in calendar 2010. Siemens cooperated with the authority. The authority imposed a fine in an amount equivalent to €4,000. Siemens Ukraine did not appeal the decision.

As previously reported, in June 2007, the Turkish Antitrust Agency confirmed its earlier decision to impose a fine in an amount equivalent to €6 million on Siemens Sanayi ve Ticaret A.S., Turkey, based on alleged antitrust violations in the traffic lights market. Siemens Sanayi ve Ticaret A.S. has appealed this decision and this appeal is still pending.

In May 2012, the Brazilian Anti Trust Authority notified Siemens Ltda., Brazil of an investigation into anti-trust behavior in the field of air-insulated switchgear and other products from calendar 1997 to 2006. Siemens is cooperating with the authorities.

OTHER PROCEEDINGS

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant "Olkiluoto 3" in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG's share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. The supplier consortium and TVO currently assess potential further slippage in the schedule. The final phases of the plant completion require the full cooperation of all parties involved. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim to €1.94 billion (and has not updated it since then). TVO rejected the claims and made counterclaims against the supplier consortium consisting primarily of damages due to the delay. In June 2012, the arbitral tribunal rendered a partial award ordering the release of withheld milestone payments to the supplier consortium of approximately €101 million plus interest. As of September 2012, TVO's alleged counterclaims amounted to €1.59 billion based on a delay of up to 56 months. Based on a completion in August 2014, TVO estimates that its counterclaims amount to €1.77 billion. The further delay of more than 56 months (beyond December 2013) as well as the potential materialization of further schedule uncertainties in the completion of the plant could lead TVO to further increase its counterclaims. The arbitration proceedings may continue for several years.

As previously reported, Siemens AG terminated its joint venture with Areva S.A. (Areva) in January 2009. Thereafter Siemens AG entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens AG. Areva sought an order enjoining Siemens AG from pursuing such negotiations with Rosatom, a declaration that Siemens AG is in material breach of its contractual obligations and a reduction of the price payable to Siemens AG for its stake in the Areva NP S.A.S. joint venture. The final award of the arbitral tribunal was notified in May 2011. According to this award, Siemens had to pay Areva liquidated damages of €648 million plus interest. Pursuant to the arbitral award, the disputed non-compete obligation was reduced to four years (ending in September 2013).

As previously reported, Siemens is involved in a power plant construction project in the United States in which one of the other parties to the project filed an arbitration proceeding in

June 2011 asserting material claims against certain other parties to the project. While no claims are being asserted against Siemens in the arbitration at this time, it is possible that such claims against Siemens may follow as matters progress.

As previously reported, OSRAM is party to a number of patent lawsuits involving Samsung group companies and LG group companies. On the one hand, OSRAM has sued Samsung group companies and / or LG group companies and some of the customers of these companies in the U.S., South Korea, Germany, China and Japan for patent infringements, and is requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation. In addition, OSRAM has commenced patent invalidation lawsuits relating to LG patents and Samsung patents on Light Emitting Diode (LED) technology in South Korea and relating to LG patents on LED technology in China, Germany and the US. Samsung group companies and/or LG group companies have, on the other hand, initiated patent invalidation lawsuits relating to OSRAM patents on LED technology, in particular white LEDs, in South Korea, Germany, the US, China and Japan. In addition, Samsung group companies and/or LG group companies have filed patent infringement lawsuits in various jurisdictions, such as the U.S., South Korea, Germany and China, requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation from OSRAM. The patent infringement lawsuits initiated by LG group companies and Samsung group companies partly involve direct and indirect customers of OSRAM. In August 2012, OSRAM and Samsung entered into a settlement agreement and terminated the lawsuits pending between them. In October 2012 OSRAM and LG entered into a settlement agreement and are in the process of terminating the lawsuits pending between them.

In July 2008, Hellenic Telecommunications Organization S.A. (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and / or acts of bribery in connection with contracts concluded between Siemens AG and OTE from calendar 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor's files in Greece. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07 million to OTE for alleged bribery payments to OTE-employees. While Siemens AG continues to defend itself against the expanded claim, Siemens AG and OTE remain in discussions to resolve the matter.

As previously reported, Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install a significant portion of a security surveillance system (the C4I project) in advance of the Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontract agreement. Nonetheless, the Greek government claimed errors related to the C4I-System and withheld amounts for abatement in a double-digit million € range. Furthermore, the Greek government withheld final payment in a double-digit million € range, claiming that the system had not been finally accepted. Although Siemens A.E. is not a contractual party of the Greek government, under Siemens A.E's subcontract agreement with SAIC non-payment by the Greek government also has an economic effect on Siemens A.E. SAIC has filed for arbitration contesting all the Greek government's claims and its ability to withhold payments. The Greek State filed, inter alia, a motion to stay the arbitration in view of the ongoing criminal investigations conducted by the Greek public prosecutor. This motion was denied by the Arbitral Tribunal in July 2011. Resolution of this dispute has been complicated by bribery and fraud allegations (either made in public or within the arbitration proceedings) against Siemens A.E. in Greece, which have resulted in extensive negative media coverage concerning the C4I system.

As previously reported, Russian authorities are conducting widespread investigations regarding possible fraudulent activities of resellers and governmental officials relating to procurement of medical equipment in the public sector. As is the case with other providers of medical equipment, OOO Siemens, Russia, has received numerous information requests and inquiries were made on-site by the authorities regarding tenders in the public healthcare sector. OOO Siemens is cooperating in the ongoing investigations which also relate to certain individual employees.

As previously reported, in April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc., United States, in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.

As previously reported, in June 2009, Siemens AG and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities. On October 4, 2011, the U.S.

Department of Commerce notified Siemens that it closed its case without taking further action. On October 5, 2011, the U.S. Department of the Treasury notified Siemens that it opened an investigation. Siemens is cooperating with the authorities.

As previously reported, since July 2009 the EU Anti-Fraud Office OLAF, its Romanian equivalent DELAF and the Romanian public prosecutor DNA have been investigating allegations of fraud in connection with the 2007 award of a contract to FORTE Business Services (later Siemens IT Solutions and Services Romania) to modernize the IT infrastructure of the Romanian judiciary. In September 2010, OLAF put the matter on monitoring status and decided not to open formal proceedings. DELAF referred the matter to DNA and closed its investigations. After the sale of Siemens' global IT Solutions and Services business to AtoS, Siemens Romania is no longer directly involved in the DNA investigation. In September 2012, the Romanian Ministry of Finance filed civil claims in the amount of €12 million against AtoS Romania within the framework of the criminal proceedings. AtoS Romania could hold Siemens AG contractually liable if it were required to make this payment.

In December 2011, the United States Attorney's Office for the Northern District of New York served a Grand Jury subpoena on Siemens that seeks records of consulting payments for business conducted by the Building Technologies business unit in New York State over the period from January 1, 2000 through September 30, 2011. Siemens is cooperating with the authority.

In February 2012, the United States Attorney's Office for the Eastern District of New York served a subpoena on Siemens Healthcare Diagnostics Inc., United States, for information relating to a diagnostics process. Siemens is cooperating with the authority.

For legal proceedings information required under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.

In addition to the investigations and legal proceedings described above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens' business, results of operations and financial condition for any reporting period in which an adverse decision is rendered. However, Siemens currently does not expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this paragraph.

NOTE 30 Additional disclosures on financial instruments

The following table presents the carrying amounts of each category of financial assets and financial liabilities:

(in millions of €)	September 30, 2012	2011
Financial assets:		
Loans and receivables	28,439	25,865
Cash and cash equivalents	10,891	12,468
Derivatives designated in a hedge accounting relationship	1,918	1,707
Financial assets held for trading	1,410	1,315
Available-for-sale financial assets	1,546	1,191
	44,203	**42,546**
Financial liabilities:		
Financial liabilities measured at amortized cost	30,160	27,083
Financial liabilities held for trading	920	1,350
Derivatives designated in a hedge accounting relationship	204	255
	31,284	**28,688**

The following table presents the fair values and carrying amounts of financial assets and financial liabilities measured at cost or amortized cost:

(in millions of €)	September 30, 2012 Fair value	September 30, 2012 Carrying amount	September 30, 2011 Fair value	September 30, 2011 Carrying amount
Financial assets measured at cost or amortized cost				
Trade and other receivables[1]	13,344	13,344	13,147	13,147
Receivables from finance leases	5,059	5,059	4,742	4,742
Cash and cash equivalents	10,891	10,891	12,468	12,468
Other non-derivative financial assets	10,036	10,036	7,976	7,976
Available-for-sale financial assets[2]	–	293	–	252
Financial liabilities measured at cost or amortized cost				
Notes and bonds	18,460	18,212	15,007	15,146
Trade payables[3]	8,036	8,036	7,677	7,677
Loans from banks and other financial indebtedness	2,340	2,334	2,680	2,649
Obligation under finance leases	202	161	194	145
Other non-derivative financial liabilities	1,418	1,418	1,466	1,466

1 Consists of (1) €13,310 million and €13,088 million trade receivables from the sale of goods and services in fiscal 2012 and 2011, respectively, as well as (2) €34 million and €59 million receivables included in line item Other financial assets in fiscal 2012 and 2011, respectively. As of September 30, 2012 and 2011, trade receivables from the sale of goods and services of €685 million and €595 million have a remaining term of more than twelve months.

2 Consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are therefore recognized at cost.

3 As of September 30, 2012 and 2011, trade payables of €128 million and €115 million have a remaining term of more than twelve months.

Cash and cash equivalents includes €199 million and €148 million as of September 30, 2012 and 2011, respectively, which are not available for use by Siemens mainly due to minimum reserve requirements with banks.

The fair values of cash and cash equivalents, trade and other receivables and trade payables with a remaining term of up to twelve months, other current financial liabilities and borrowings under revolving credit facilities approximate their carrying amount, mainly due to the short-term maturities of these instruments.

Fixed-rate and variable-rate receivables with a remaining term of more than twelve months, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer, and the risk characteristics of the financed project. Based on this evaluation, allowances for these receivables are taken into account. As of September 30, 2012 and 2011, the carrying amounts of such receivables, net of allowances, approximate their fair values.

The fair value of quoted notes and bonds is based on price quotations at the period-end date. The fair value of unquoted notes and bonds, loans from banks and other financial indebtedness, obligations under finance leases as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

Financial instruments categorized as financial assets and financial liabilities measured at fair value are presented in the following table:

(in millions of €)	September 30, 2012	2011
Financial assets measured at fair value		
Available-for-sale financial assets	1,252	939
Derivative financial instruments	3,328	3,022
Not designated in a hedge accounting relationship	*1,202*	*1,148*
In connection with fair value hedges	*1,783*	*1,575*
Foreign currency exchange derivatives	*22*	*3*
Interest rate derivatives	*1,761*	*1,572*
In connection with cash flow hedges	*135*	*132*
Foreign currency exchange derivatives	*132*	*132*
Commodity derivatives	*3*	*–*
Embedded derivatives	*208*	*167*
	4,580	**3,961**
Financial liabilities measured at fair value		
Derivative financial instruments	1,125	1,605
Not designated in a hedge accounting relationship	*823*	*1,253*
In connection with fair value hedges	*11*	*8*
Foreign currency exchange derivatives	*2*	*8*
Interest rate derivatives	*9*	*–*
In connection with cash flow hedges	*193*	*247*
Foreign currency exchange derivatives	*185*	*207*
Interest rate derivatives	*8*	*13*
Commodity derivatives	*–*	*27*
Embedded derivatives	*98*	*97*
	1,125	**1,605**

Fair values of available-for-sale financial assets are derived from quoted market prices in active markets.

The Company limits default risks resulting from derivative financial instruments by a careful counterparty selection. Derivative financial instruments are generally transacted with financial institutions with investment grade credit ratings. The fair valuation of derivative financial instruments at Siemens incorporates all factors that market participants would consider, including the counterparties' credit risks. The exact calculation of fair values of derivative financial instruments depends on the specific type of instrument:

Derivative interest rate contracts – The fair values of derivative interest rate contracts (e.g. interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curves over the remaining term of the instrument. Interest rate futures and interest rate options are valued on the basis of quoted market prices when available. If quoted market prices are not available, interest rate options are valued based on option pricing models.

Derivative currency contracts – The fair value of foreign currency exchange contracts is based on forward exchange rates. Currency options are valued on the basis of quoted market prices or on estimates based on option pricing models.

Derivative commodity contracts – The fair value of commodity swaps is based on forward commodity prices. Commodity options are valued on the basis of quoted market prices or on estimates based on option pricing models.

In determining the fair values of the derivative financial instruments, no compensating effects from underlying transactions (e.g. firm commitments and forecast transactions) are taken into consideration.

The following table allocates financial assets and financial liabilities measured at fair value to the three levels of the fair value hierarchy.

(in millions of €)	September 30, 2012 Level 1	Level 2	Level 3	Total
Financial assets measured at fair value				
Available-for-sale financial assets	1,252	–	–	1,252
Derivative financial instruments	–	3,328	–	3,328
Total	**1,252**	**3,328**	**–**	**4,580**
Financial liabilities measured at fair value				
Derivative financial instruments	–	1,125	–	1,125

	September 30, 2011 Level 1	Level 2	Level 3	Total
Financial assets measured at fair value				
Available-for-sale financial assets	939	–	–	939
Derivative financial instruments	–	3,022	–	3,022
Total	**939**	**3,022**	**–**	**3,961**
Financial liabilities measured at fair value				
Derivative financial instruments	8	1,597	–	1,605

The levels of the fair value hierarchy and its application to our financial assets and financial liabilities are described below:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for assets or liabilities, not based on observable market data.

Net gains (losses) of financial instruments are as follows:

	Year ended September 30,	
(in millions of €)	2012	2011
Cash and cash equivalents	11	–
Available-for-sale financial assets	83	1,522
Loans and receivables	(228)	(100)
Financial liabilities measured at amortized cost	(257)	(26)
Financial assets and financial liabilities held for trading	(189)	(95)

Net gains (losses) in fiscal 2012 and 2011 on available-for-sale financial assets include net gains on derecognition as well as impairment losses. In fiscal 2011, net gains on derecognition mainly comprise €1,520 million disposal gain related to the termination of the Areva NP S.A.S. joint venture. For the amount of unrealized gains (losses) on available-for-sale financial assets recognized directly in equity and the amount removed from equity and recognized in net income in the respective fiscal years, see line item Other Comprehensive Income, net of tax in → NOTE 26 EQUITY.

Net losses on loans and receivables contain changes in valuation allowances, gains or losses on derecognition as well as recoveries of amounts previously written-off. Net gains (losses) in fiscal 2012 and 2011 on financial liabilities measured at amortized cost are comprised of gains (losses) from derecognition and the ineffective portion of fair value hedges. Net gains (losses) in fiscal 2012 and 2011 on financial assets and financial liabilities held for trading consist of changes in the fair value of derivative financial instruments, including interest income and expense, for which hedge accounting is not applied.

The amounts presented include foreign currency gains and losses from the realization and valuation of the financial assets and liabilities mentioned above.

COLLATERAL

Siemens holds collateral that can be sold or re-pledged in absence of default by the owner of the collateral mainly resulting from reverse repurchase agreements. As of September 30, 2012 and 2011 the fair value of the collateral held amounted to €500 million and €421 million, respectively. As of September 30, 2012 and 2011, the right to sell or re-pledge the collateral has not been exercised. As of September 30, 2012 and 2011, the carrying amount of financial assets Siemens has pledged as collateral amounted to €500 million and €565 million, respectively.

NOTE 31 Derivative financial instruments and hedging activities

As part of the Company's risk management program, a variety of derivative financial instruments is used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates, interest rates and commodity prices.

The fair values of each type of derivative financial instruments recorded as financial assets or financial liabilities are as follows:

	September 30, 2012		September 30, 2011	
(in millions of €)	Asset	Liability	Asset	Liability
Foreign currency exchange contracts	343	325	390	644
Interest rate swaps and combined interest/currency swaps	2,577	534	2,161	423
Commodity swaps	36	27	62	155
Embedded derivatives	208	98	167	97
Options	164	141	242	286
	3,328	1,125	3,022	1,605

FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT

→ NOTE 32 FINANCIAL RISK MANAGEMENT

Derivative financial instruments not designated in a hedging relationship

The Company manages its risks associated with fluctuations in foreign currency denominated receivables, payables, debt, firm commitments and forecast transactions primarily through a Company-wide portfolio approach. Under this approach the Company-wide risks are concentrated centrally, and various derivative financial instruments, primarily foreign currency exchange contracts, foreign currency swaps and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment. Accordingly, all such derivative financial instruments are recorded at fair value on the Consolidated Statements of Financial Position, either in line items Other current financial assets (liabilities) or line items Other financial assets (liabilities); changes in fair values are charged to net income (loss).

The Company also has foreign currency derivatives, which are embedded in certain sale and purchase contracts denominated in a currency that is neither the functional currency of the substantial parties to the contract nor a currency which is commonly used in the economic environment in which the contract takes place. Gains (losses) relating to such embedded foreign currency derivatives are reported in line item Cost of goods sold and services rendered in the Consolidated Statements of Income.

Hedging activities

The Company's operating units apply hedge accounting for certain significant forecast transactions and firm commitments denominated in foreign currencies. Particularly, the Company has entered into foreign currency exchange contracts to reduce the risk of variability of future cash flows resulting from forecast sales and purchases as well as firm commitments. This risk results mainly from contracts denominated in US$ both from Siemens' business units entering into long-term contracts, e.g. project business, and from the standard product business.

Cash flow hedges – As of September 30, 2012 and 2011, the ineffective portion of cash flow hedges is not significant individually or in aggregate.

Periods in which the hedged forecast transactions or the firm commitments denominated in foreign currency are expected to impact profit or loss:

	Year ended September 30,			
(in millions of €)	2013	2014	2015 to 2017	2018 and thereafter
Expected gain (loss) to be reclassified from line item Other comprehensive income, net of tax into revenue or cost of goods sold and services rendered	(14)	(21)	(35)	(6)

Fair value hedges – As of September 30, 2012 and 2011, the Company hedged firm commitments using foreign currency exchange contracts that were designated as hedging instruments in foreign currency fair value hedges of future sales related primarily to the Company's project business and, to a lesser extent, future purchases. Financial assets (liabilities) resulting from those hedging transactions as well as resulting gains and (losses) from changes in fair values of foreign currency exchange contracts were not significant individually or in aggregate.

INTEREST RATE RISK MANAGEMENT

Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market interest rates. The Company seeks to mitigate that risk by entering into interest rate derivatives such as interest rate swaps, options, interest rate futures and forward rate agreements.

Derivative financial instruments not designated in a hedging relationship

For the interest rate risk management relating to the Group excluding SFS business, derivative financial instruments are used under a portfolio-based approach to manage interest risk actively relative to a benchmark. The interest rate management relating to the SFS business remains to be managed separately, considering the term structure of SFS' financial assets and liabilities on a portfolio basis. Both approaches do not qualify for hedge accounting treatment. Accordingly, all interest rate derivatives held in this relation are recorded at fair value, either in line items Other current financial assets (liabilities) or in line items Other financial assets (liabilities), and changes in the fair values are charged to line item Other financial income (expense), net. Net cash receipts and payments relating to interest rate swaps used in offsetting relationships are also recorded in line item Other financial income (expense), net.

Fair value hedges of fixed-rate debt obligations

Under the interest rate swap agreements outstanding during the years ended September 30, 2012 and 2011, the Company has agreed to pay a variable rate of interest multiplied by a notional principle amount, and receives in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are recorded at fair value in the Company's Consolidated Statements of Financial Position and the related portion of fixed-rate debt being hedged is recorded at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged are recognized in line item Other financial income (expense), net in the Consolidated Statements of Income. Adjustments in the carrying amount of the debt obligations resulted in a gain (loss) of €(227) million and €184 million in fiscal 2012 and 2011, respectively. During the same period, the related swap agreements resulted in a gain (loss) of €233 million and €(189) million, respectively. Accordingly, the net effect recognized in line item Other financial income (expense), net, representing the ineffective portion of the hedging relationship, amounts to €7 million and €(5) million in fiscal 2012 and 2011, respectively. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense.

The Company had interest rate swap contracts to pay variable rates of interest of an average of 0.5% and 1.3% as of September 30, 2012 and 2011, respectively and received fixed rates of interest (average rate of 5.1% and 5.3% as of September 30, 2012 and 2011, respectively). The notional amount of indebtedness hedged as of September 30, 2012 and 2011 was €11,253 million and €12,584 million, respectively. This changed 66% and 91% of the Company's underlying notes and bonds from fixed interest rates into variable interest rates as of September 30, 2012 and 2011, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2012 and 2011 was €1,586 million and €1,360 million, respectively.

Cash flow hedges of a variable-rate term loan

As of September 30, 2012 and 2011, the Company applied cash flow hedge accounting for 50% of a variable-rate US$ 1 billion term loan. To benefit from the low interest rates in the U.S., the Company entered into interest rate swap agreements to pay a fixed rate of interest and to receive in return a variable rate of interest. These interest rate swap agreements offset the effect of future changes in interest payments to be made for the underlying variable-rate term loan. In fiscal 2012 and 2011, the cash flow hedges of the variable-rate term loan did not result in any ineffective portion. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense.

Periods in which the hedged interest payments expected to impact profit or loss are:

	Year ended September 30,			
(in millions of €)	2013	2014	2015 to 2017	2018 and thereafter
Expected income (loss) to be reclassified from line item Other comprehensive income, net of tax into interest expense	(8)	(1)	(2)	(7)

COMMODITY PRICE RISK MANAGEMENT

→ NOTE 32 FINANCIAL RISK MANAGEMENT

Derivative financial instruments not designated in a hedging relationship

The Company applies a portfolio approach to manage the Company-wide risks associated with fluctuations in commodity prices from firm commitments and forecast transactions by entering into commodity swaps and commodity options. Such a strategy does not qualify for hedge accounting treatment.

Cash flow hedging activities

The Company's corporate procurement applies cash flow hedge accounting for certain firm commitments to purchase copper. As of September 30, 2012 and 2011, there is no ineffective portion. In fiscal 2012 and 2011, no gains (losses) were reclassified from line item Other comprehensive income, net of tax into line item Cost of goods sold and services rendered because the occurrence of the related hedged forecast transaction was no longer probable.

It is expected that €66 million of net deferred losses in line item Other comprehensive income, net of tax will be reclassified into line item Cost of goods sold and services rendered in fiscal 2013, when the consumption of the hedged commodity purchases is recognized in line item Cost of goods sold and services rendered. As of September 30, 2012 and 2011, the maximum length of time over which the Company is hedging its future commodity purchases is 99 months and 35 months, respectively.

NOTE 32 Financial risk management

Siemens' financial risk management is an integral part of how to plan and execute its business strategies. Siemens' financial risk management policy is set by the Managing Board. Siemens' organizational and accountability structure requires each of the respective managements of Siemens Sectors, Financial Services, Cross-Sector Services, regional Clusters and Corporate Units to implement financial risk management programs that are tailored to their specific industries and responsibilities, while being consistent with the overall policy established by the Managing Board.

Increasing market fluctuations may result in significant cash flow and earnings volatility risk for Siemens. The Company's operating business as well as its investment and financing activities are affected by changes in foreign exchange rates, interest rates, commodity prices and equity prices. In order to optimize the allocation of the financial resources across the Siemens segments and entities, as well as to secure an optimal return for its shareholders, Siemens identifies, analyzes and proactively manages the associated financial market risks. The Company seeks to manage and control these risks primarily through its regular operating and financing activities, and uses derivative financial instruments when deemed appropriate.

Within the various methodologies to analyze and manage risk, Siemens has implemented a system based on parametric variance-covariance Value at Risk (VaR). The VaR methodology provides a quantification of market risks based on historical volatilities and correlations of the different risk factors under the assumptions of the parametric variance-covariance Value at Risk model. The VaR figures are calculated based on

- historical volatilities and correlations,
- a ten day holding period, and
- a 99.5% confidence level

for foreign currency exchange rate risk, interest rate risk, commodity price risk and equity price risk as discussed below.

Actual results that are included in the Consolidated Statements of Income or Consolidated Statements of Comprehensive Income may differ substantially from VaR figures due to fundamental conceptual differences. The Consolidated Statements of Income and Consolidated Statements of Comprehensive Income are prepared in accordance with IFRS. The VaR figures are the output of a model with a purely financial perspective and represent the potential financial loss which will not be exceeded within ten days with a probability of 99.5%. The concept of VaR is used for internal management of the treasury activities.

Although VaR is an important tool for measuring market risk, the assumptions on which the model is based give rise to some limitations including the following. A ten day holding period assumes that it is possible to dispose of the underlying positions within this period. While this is considered to be a realistic assumption in almost all cases, it may not be valid during prolonged periods of severe market illiquidity. A 99.5% confidence level does not reflect losses that may occur beyond this level. There is a 0.5% statistical probability that losses could exceed the calculated VaR. The use of historical data as a basis for estimating the statistic behavior of the relevant markets and finally determining the possible range of the future outcomes on the basis of this statistic behavior may not always cover all possible scenarios, especially those of an exceptional nature.

Any market sensitive instruments, including equity and interest bearing investments, that our Company's pension plans hold are not included in the following quantitative and qualitative disclosures. For additional information see → NOTE 23 PENSION PLANS AND SIMILAR COMMITMENTS. SFS holds a minor trading portfolio which is subject to strict limits. As of September 30, 2012, and 2011, respectively, it had a VaR close to zero.

FOREIGN CURRENCY EXCHANGE RATE RISK

Transaction risk and foreign currency exchange rate risk management

Siemens' international operations expose the Company to foreign currency exchange rate risks, particularly regarding fluctuations between the U.S. Dollar and the euro, in the ordinary course of business. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Foreign currency exchange rate fluctuations may create unwanted and unpredictable earnings and cash flow volatility. Each Siemens unit conducting business with international counterparties that leads to future cash flows denominated in a currency other than its functional currency is exposed to risks from changes in foreign currency exchange rates. Foreign currency exchange rate exposure is partly balanced by purchasing of goods, commodities and services in the respective currencies as well as production activities and other contributions along the value chain in the local markets.

Operating units are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably carried out in their functional currency or on a hedged basis.

Siemens has established a foreign currency exchange rate risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The binding guideline for Siemens' Divisions and entities provides the concept for the identification and determination of a single net foreign currency position for each unit and commits the units to hedge this aggregated position within a narrow band of at least 75% but no more than 100% of their net foreign currency position. In addition, the guideline provides a framework of the organizational structure necessary for foreign currency exchange rate risk management, proposes hedging strategies and defines the hedging instruments available to the entities: foreign currency exchange contracts, foreign currency put and call options and stop-loss orders. If there are no conflicting country specific regulations, hedging activities of the operating units are transacted internally with Corporate Treasury. Hedging transactions with external counterparties in the global financial markets are carried out under these limitations by Corporate Treasury. This includes hedging instruments which qualify for hedge accounting.

Siemens has a Company-wide portfolio approach which generates a benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs. For additional information regarding the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or eliminate foreign currency exchange rate risks see → NOTE 31 DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES.

The VaR relating to foreign currency exchange rates is calculated by aggregating the net foreign currency positions after hedging of the entities. As of September 30, 2012 the foreign currency exchange rate risk based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5% resulted in a VaR of €9 million compared to a VaR of €23 million in the year before. Changes in euro values of future cash flows denominated in foreign currency due to volatile foreign currency exchange rates might influence the unhedged portion of revenues, but would also affect the unhedged portion of cost of materials. Future changes in the foreign currency exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

Siemens defines foreign currency exchange rate exposure generally as items of the Consolidated Statement of Financial Position in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash inflows and cash outflows from forecast transactions for the following three months. This foreign currency exchange rate exposure is determined based on the respective functional currencies of the exposed Siemens' entities.

Effects of foreign currency translation

Many Siemens subsidiaries are located outside the eurozone. Since the financial reporting currency of Siemens is the euro, the financial statements of these subsidiaries are translated into euro for the preparation of the Consolidated Financial Statements of Siemens. To consider the effects of foreign currency translation in the risk management, the general assumption is that investments in foreign-based operations are permanent and that reinvestment is continuous. Effects from foreign currency exchange rate fluctuations on the translation of net asset amounts into euro are reflected in the Company's consolidated equity position.

INTEREST RATE RISK

Siemens' key consideration with respect to the interest rate risk management is to mitigate the risk resulting from changes in the fair value of future cash flows. Risk arises whenever interest terms of financial assets and liabilities are different. Siemens manages this risk using derivative financial instruments which allow the Company to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. In order to optimize the Company's position with regard to interest income and interest expenses and to manage the overall financial interest rate risk with respect to valuation risk affecting profit and loss and economic risk of changing interest rates, Corporate Treasury performs a comprehensive corporate interest rate risk management, under which the interest rate risk relating to the SFS business and to the remaining group are managed separately. For additional information see → NOTE 31 DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES.

If there are no conflicting country-specific regulations, all Siemens segments and entities generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

Assuming historical volatilities and correlations, a ten day holding period and a confidence level of 99.5% the interest rate VaR was €89 million as of September 30, 2012, increasing from the comparable value of €68 million as of September 30, 2011. This interest rate risk results primarily from euro and U.S. Dollar denominated long-term fixed rate debt obligations and interest-bearing investments. The increase in VaR related mainly to the sensitivity of the interest rates in connection with the issuance of US$3.0 billion and £1.0 billion bonds in fiscal 2012. For additional information see → NOTE 31 DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES.

COMMODITY PRICE RISK

Siemens' production operations expose the Company to various commodity price risks in the ordinary course of business. Especially in the Sectors Industry and Energy a continuous supply of copper was necessary for the operating activities. Commodity price risk fluctuations may create unwanted and unpredictable earnings and cash flow volatility. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Siemens has established a commodity price risk management system to reduce earnings and cash flow volatility. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its risks from forecast and pending commodity purchase transactions (commodity price risk exposure). The binding guideline for Siemens Divisions and entities developed by the Corporate Supply Chain Management Department provides the concept for the identification and determination of the commodity price risk exposure and commits the units to hedge it within a narrow band of 75% to 100% of the commodity price risk exposure in the product business for the current and the subsequent quarter and 95% to 100% of the commodity price risk exposure in the project business after receipt of order.

The aggregated commodity price risk exposure is hedged with external counterparties through derivative financial hedging instruments by Corporate Treasury. Derivative financial hedging instruments designated for hedge accounting are directly entered into with external counterparties. Additionally, Siemens applies a Company-wide portfolio approach which generates a benefit from optimizing the Company's position of the overall financial commodity price risk. For additional information regarding the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or reduce commodity price risks see → NOTE 31 DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES.

Using historical volatilities and correlations, a ten day holding period and a confidence level of 99.5%, the VaR, which comprises the net position of commodity derivatives and the commodity purchase transactions with price risk, was €10 million as of September 30, 2012 compared to €9 million as of September 30, 2011.

EQUITY PRICE RISK

Siemens' investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. The direct participations result mainly from strategic partnerships or compensation from M&A transactions; indirect investments in fund shares are mainly transacted for financial reasons.

The equity investments are monitored based on their current market value, affected primarily by fluctuations in the volatile technology-related markets worldwide. The market value of Siemens' portfolio in publicly traded companies as of September 30, 2012 was €796 million compared to €516 million as of September 30, 2011.

Based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5%, the VaR as of September 30, 2012 of Siemens' equity investments was €85 million compared to €63 million the year before. Both changes, the increase in market value and the increase in VaR, related mainly to the increase of the market value of Siemens' Atos shares, received from Atos in connection with the divestment of Siemens IT Solutions and Services.

LIQUIDITY RISK

Liquidity risk results from the Company's potential inability to meet its financial liabilities, e.g. for the settlement of its financial debt or for ongoing cash requirements from operating activities. In addition to having implemented effective working capital and cash management, Siemens mitigates liquidity risk by arranged credit facilities with highly rated financial institutions, via a debt issuance program and via a global multi-currency commercial paper program. Liquidity risk may also be mitigated by the Siemens Bank GmbH, which was established in December 2010. The Siemens Bank increased the flexibility of depositing cash or refinancing by using European Central Bank accounts. For further information regarding short- and long-term debt see → NOTE 22 DEBT.

In addition to the above-mentioned sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting repayment risks.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities as well as from irrevocable loan commitments. It includes expected net cash outflows from derivative financial liabilities that are in place as per September 30, 2012. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which Siemens could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on the conditions existing at September 30, 2012.

(in millions of €)	2013	2014	2015 to 2017	2018 and thereafter
	Year ended September 30,			
Non-derivative financial liabilities				
Notes and bonds	2,712	2,030	8,296	8,456
Loans from banks	1,549	66	369	11
Other financial indebtedness	265	9	44	1
Obligations under finance leases	36	19	43	148
Trade payables	8,072	22	20	3
Other financial liabilities	1,017	39	353	6
Derivative financial liabilities	469	181	244	193
Irrevocable loan commitments	2,389	113	257	78

The risk implied from the values shown in the table above reflects the one-sided scenario of cash outflows only. Obligations under finance leases, trade payables and other financial liabilities mainly originate from the financing of assets used in Siemens' ongoing operations such as property, plant, equipment and investments in working capital – e.g. inventories and trade receivables. These assets are considered in the Company's overall liquidity risk management. A considerable portion of the irrevocable loan commitments result from asset-based lending transactions meaning that the respective loans can only be drawn after sufficient collateral has been provided by the borrower. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, Siemens has established a comprehensive risk reporting covering its worldwide business units.

The balanced view of liquidity and financial indebtedness is stated in the calculation of the Net debt. Net debt results from total debt less total liquidity. **Total debt** comprises line item Short-term debt and current maturities of long-term debt as well as line item Long-term debt, as stated on the Consolidated Statements of Financial Position. Total debt comprises items Notes and bonds, Loans from banks, Obligations under finance leases and Other financial indebtedness such as commercial paper. Total liquidity refers to the liquid financial assets, which Siemens had available at the respective period-end dates to fund its business operations and to pay for near-term obligations. **Total liquidity** comprises line items Cash and cash equivalents as well as line item Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies.

(in millions of €)	September 30, 2012	2011
Short-term debt and current maturities of long-term debt	3,826	3,660
Long-term debt	16,880	14,280
Total debt	**20,707**	**17,940**
Cash and cash equivalents	(10,891)	(12,468)
Available-for-sale financial assets (current)	(524)	(477)
Total liquidity	**(11,415)**	**(12,945)**
Net debt (Total debt less Total liquidity)	**9,292**	**4,995**

Siemens' **capital resources** consist of a variety of short- and long-term financial instruments including, but not limited to, loans from financial institutions, commercial paper, notes and bonds as well as credit facilities. In addition to cash and cash equivalents and to available-for-sale financial assets, liquid resources consist of future cash flows from operating activities.

Siemens' **capital requirements** include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, including higher cash outflows related to the announced growth strategy of SFS, dividend payments, pension plan funding, portfolio activities, and cash outflows in connection with restructuring measures.

CREDIT RISK

Credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of collateral declines.

Siemens provides its customers with various forms of direct and indirect financing particularly in connection with large projects. Siemens finances a large number of smaller customer orders, for example the leasing of medical equipment, in part through SFS. SFS is also exposed to credit risk by financing third-party equipment or by taking direct or indirect participations in financings, such as syndicated loans. In part, Siemens takes a security interest in the assets Siemens finances or Siemens receives additional collateral. Siemens may incur losses if the credit quality of its customers deteriorates or if they default on their payment obligations to Siemens, such as a consequence of a financial or political crisis and a global downturn.

The effective monitoring and controlling of credit risk is a core competency of our risk management system. Siemens has implemented a binding credit policy for all entities. Hence, credit evaluations and ratings are performed for all customers with an exposure or requiring credit beyond centrally defined limits.

Customer ratings, analyzed and defined by SFS, and individual customer limits are based on generally accepted rating methodologies, with the input consisting of information obtained from the customer, external rating agencies, data service providers and Siemens' customer default experiences. Ratings and credit limits are carefully considered in determining the conditions under which direct or indirect financing will be offered to customers. As part of the process, internal risk assessment specialists determines and continuously updates ratings and credit limits for Siemens' public and private customers, both in the Euro zone and around the world. For public customers our policy provides that the rating applied to individual customers cannot be better than the weakest of the sovereign ratings provided by Moody's, S&P's and Fitch for the respective country.

Credit risk is recorded and monitored on an ongoing basis applying different systems or processes dependent on the underlying product. Central systems are used for ongoing monitoring of counterparty risk. In addition, SFS uses own systems for its financing activities. There are also a number of decentralized tools used for management of individual credit risks within the operating units. A central IT application processes data from the operating units together with rating and default information and calculates an estimate which may be used as a basis for individual bad debt provisions. In addition to this automated process, qualitative information is considered, in particular to incorporate the latest developments.

To increase transparency with regard to credit risk Corporate Treasury has established the Siemens Credit Warehouse to which numerous operating units from the Siemens Group regularly transfer business partner data as a basis for a centralized rating process. In addition, numerous operating units transfer their trade receivables with a remaining term up to one year along with the inherent credit risk to the Siemens Credit Warehouse, but remain responsible for servicing activities such as collections and receivables management. The Siemens Credit Warehouse actively identifies, quantifies and manages the credit risk in its portfolio, such as by selling or hedging exposure to specific customers, countries and industries. In addition to an increased transparency with regard to credit risk, the Siemens Credit Warehouse may provide Siemens with an additional source of liquidity and strengthens Siemens' funding flexibility.

The maximum exposure to credit risk of financial assets, without taking account of any collateral, is represented by their carrying amount. As of September 30, 2012 and 2011 the collateral for financial instruments classified as financial assets measured at fair value in the form of netting agreements for derivatives in the event of insolvency of the respective counterparty amounted to €716 million and €1,129 million, respectively. As of September 30, 2012 and 2011 the collateral held for financial instruments classified as receivables from finance leases amounted to €1,685 million and €1,510 million, respectively, mainly in the form of the leased equipment. As of September 30, 2012 and 2011 the collateral held for financial instruments classified as financial assets measured at cost or amortized cost amounted to €1,902 million and €1,770 million, respectively. The collateral mainly consisted of property, plant and equipment and letters of credit. In addition, for this class Siemens holds collateral in the form of securities related to reverse repurchase agreements that can be sold or re-pledged in absence of default by the owner of the collateral. As of September 30, 2012 and 2011 the fair value of the collateral held amounted to €500 million and €421 million, respectively. In fiscal 2012 and 2011 Siemens has not exercised the right to sell or re-pledge the collateral. Credit risks arising from irrevocable loan commitments are equal to the expected future pay-offs resulting from these commitments. As of September 30, 2012 and 2011 the collateral held for these commitments amounted to €1,178 million and €1,026 million, respectively, mainly in the form of inventories and receivables. Credit risks arising from credit guarantees are described in → NOTE 28 COMMITMENTS AND CONTINGENCIES. There were no significant concentrations of credit risk as of September 30, 2012 and 2011.

Concerning trade receivables and other receivables, as well as other loans or receivables included in line item Other financial assets that are neither impaired nor past due, there were no indications as of September 30, 2012, that defaults in payment obligations will occur. As of September 30, 2012 and 2011, financial instruments that were past due were generally impaired. For further information regarding the concept for the determination of allowances on receivables see → NOTE 3 CRITICAL ACCOUNTING ESTIMATES.

NOTE 33 Share-based payment

Share-based payment awards at Siemens, including Bonus Awards, Stock Awards, Stock Options, the Share Matching Program and its underlying plans as well as the Jubilee Share Program are predominately designed as equity-settled plans and to a limited extent as cash-settled plans. If participating Siemens companies cease to be part of the Siemens Group, they are no longer eligible to participate in future share-based payment awards at Siemens. In such cases the participating Siemens companies have the right to settle the share-based payment awards prematurely. Total pretax expense for share-based payment recognized in line item Income from continuing operations amounted to €155 million and €148 million for the years ended September 30, 2012 and 2011, respectively, and refers primarily to equity-settled awards, including the Company's Base Share Program.

STOCK AWARDS

The Company grants stock awards as a means for providing share-based compensation to members of the Managing Board, members of the senior management of Siemens AG and its domestic and foreign subsidiaries and other eligible employees. Stock awards are subject to a restriction period of about four years and entitle the beneficiary to Siemens shares without payment of consideration following the restriction period. Stock awards granted in fiscal 2008 to 2011 were generally subject to a restriction period of three years. Stock awards forfeit if the beneficiary's employment with the Company terminates prior to the expiration of the restriction period. During the restriction period, beneficiaries are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Settlement of stock awards may occur in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board. Each fiscal year, the Company decides whether or not to grant stock awards. The Supervisory Board decides about the number of stock awards to the Managing Board and the Managing Board decides about the number of stock awards to members of the senior management and other eligible employees.

In fiscal 2012, the allocation of stock awards as a share-based payment has been increasingly tied to corporate performance criteria. The target attainment for the performance criteria ranges between 0% and 200%.

Half of the annual target amount for stock awards is based on the average of earnings per share (EPS, basic) of the past three fiscal years. The target attainment determines the number of stock awards upon allocation. Settlement of these stock awards is in shares following the four-year restriction period.

The other half of the annual target amount for stock awards is based on the share price performance of Siemens shares relative to the share price performance of five important Siemens competitors (ABB, General Electric, Philips, Rockwell, Schneider) during the four-year restriction period. The target attainment is determined during the four-year restriction period for the stock awards and accordingly, determines the number of Siemens shares ultimately transferred following the restriction period. If the target attainment is up to 100%, settlement is in shares. If the target attainment exceeds 100% (up to 200%) an additional cash payment corresponding to the outperformance results.

Additionally one portion of the variable compensation component (bonus) for members of the Managing Board is granted in the form of non-forfeitable awards of Siemens stock (Bonus Awards).

Commitments to members of the Managing Board:

In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attainment of an EPS-based target. The fair value of these entitlements amounting to €6 million and €5 million was determined by calculating the present value of the target amount. In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attainment of a performance-based target of Siemens stock relative to five competitors. The fair value of these entitlements amounting to €7 million and €6 million was calculated by applying a local volatility model. Inputs to that model include an expected weighted volatility of Siemens shares of 27% in 2012 and 30% and 29%, respectively, in 2011 and a market price of €73.94 in fiscal 2012 and €88.09 and €92.98, respectively in fiscal 2011 per Siemens share. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 1.7% in fiscal 2012 and up to 2.4% and up to 3.0%, respectively, in fiscal 2011 and an expected dividend yield of 4.1% in fiscal 2012 and 3% and 2.4%, respectively, in fiscal 2011. Compensation expense related to stock awards is generally recognized over five years until they vest, including a restriction period of four years.

In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to Bonus Awards contingent upon the target attainment. The fair value of these entitlements amounting to €5 million and €5 million was determined by calculating the present value of the target amount.

Compensation expense related to Bonus Awards is generally recognized over the vesting period of one year. Beneficiaries will receive one Siemens share without payment of consideration for each Bonus Award, following an additional waiting period of four years.

In fiscal 2011, the Company granted additional 128,284 stock awards to members of the Managing Board. The fair value of these stock awards amounting to €77.76 per stock award was determined as the market price of Siemens shares less the present value of expected dividends.

The remuneration system of the Managing Board and the changes in the stock awards held by Managing Board members are explained in detail in the Compensation report within the Corporate Governance report.

Commitments to members of the senior management and other eligible employees:

In fiscal 2012, 1,080,609 stock awards were granted to members of the senior management and other eligible employees contingent upon attainment of an EPS target. The fair value of these stock awards amounts to €62 million and corresponds to the target amount reflecting the EPS target attainment. In fiscal 2012, 947,945 stock awards were granted to members of the senior management and other eligible employees contingent upon the attainment of a prospective performance-based target of the Siemens stock. The fair value of these stock awards amounting to €58 million, of which €46 million relate to equity instruments, was calculated by applying a local volatility model. Inputs to that model include an expected weighted volatility of Siemens shares of 25.33% and a market price of €74.14 per Siemens share. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 1.8% and an expected dividend yield of 3.91%. Compensation expense related to these stock awards is recognized over four years until they vest.

In fiscal 2011, fair value was determined as the market price of Siemens shares less the present value of dividends expected during the four year and three year vesting period, respectively, as stock awards do not carry dividend rights during the vesting period. The weighted average grant-date fair value for board members, senior management and other eligible employees amounts to €77.79 per stock award granted in fiscal 2011, resulting in a total fair value of stock awards granted in fiscal 2011 of €107 million.

The following table shows the changes in the stock awards held by members of the senior management and other eligible employees:

	Year ended September 30, 2012 Awards	2011 Awards
Non-vested, beginning of period	3,857,315	4,322,824
Granted	2,028,554	1,249,901
Vested and transferred	(1,531,944)	(1,482,096)
Forfeited/settled	(136,337)[1]	(233,314)
Non-vested, end of period	**4,217,588**	3,857,315

1 Consists of 111,776 forfeited and 24,561 settled awards, respectively, in fiscal 2012.

SHARE MATCHING PROGRAM AND ITS UNDERLYING PLANS:

1. Share Matching Plan

In fiscal 2012 and 2011, the Company issued a new tranche under the Share Matching Plan. Senior managers of Siemens AG and participating Siemens companies may invest a specified percentage of their compensation in Siemens shares; in fiscal 2011, members of the Managing Board, for the last time, could invest a specified amount of their bonus payout relating to fiscal 2010 in Siemens shares. Within a predetermined period in the first quarter of each fiscal year, plan participants decide on their investment amount for which investment shares are purchased. The shares are purchased at the market price at a predetermined date in the second quarter. Plan participants receive the right to one Siemens share without payment of consideration (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. Matching shares may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board. Each fiscal year, the Company decides whether or not to issue a new tranche under the Share Matching Plan.

2. Monthly Investment Plan

In fiscal 2012 and 2011, the Company issued a new tranche under the Monthly Investment Plan that is a further component of the Share Matching Plan and which is available for employees – other than senior managers – of Siemens AG and participating Siemens companies. Plan participants may invest a specified percentage of their compensation in Siemens shares on a monthly basis over a period of twelve months. The shares are purchased at market price at a predetermined date once a month. The Managing Board of the Company will decide annually, whether shares acquired under the Monthly Investment Plan (investment shares) may be transferred to the Share Matching Plan the following year. If the Managing Board decides that shares acquired under the Monthly Investment Plan are transferred to the Share Matching Plan, plan participants will receive the right to matching shares under the same conditions applying to the Share Matching Plan described above. Each fiscal year the Managing Board decides, whether or not to issue a new tranche under the Monthly Investment Plan.

The Managing Board decided that shares acquired under the tranches issued in fiscal 2011 are transferred to the Share Matching Plan as of February 2012 and February 2011, respectively.

3. Base Share Program

In fiscal 2012 and 2011, the Company issued an annual tranche under the Base Share Program. Employees of Siemens AG and participating domestic Siemens companies can invest a fixed amount of their compensation into Siemens shares, sponsored by Siemens with a tax beneficial allowance; in fiscal 2011, members of the Managing Board, for the last time, could participate in the Base Share Program. The shares are bought at market price at a predetermined date in the second quarter and grant the right to receive matching shares under the same conditions applying to the Share Matching Plan described above. Each fiscal year, the Managing Board decides whether or not to issue a new tranche under the Base Share Program. The fair value of the base share program equals the amount of the tax beneficial allowance sponsored by Siemens. In fiscal 2012 and 2011, the Company incurred pretax expense from continuing operations of €29 million and €28 million, respectively.

4. Resulting Matching Shares

	Year ended September 30, 2012	2011
	Entitlements to Matching Shares	Entitlements to Matching Shares
Outstanding, beginning of period	1,977,091	1,614,729
Granted[1]	706,354	579,845
Vested and transferred	(1,037,292)	–
Forfeited	(57,596)	(80,258)
Settled	(42,975)	(137,225)
Outstanding, end of period	**1,545,582**	**1,977,091**

1 Thereof - and 3,602 to the Managing Board in fiscal 2012 and 2011, respectively.

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. Depending on the grant dates, the fair values are €48.69 and €51.22 per matching share entitled in fiscal 2012; in fiscal 2011, the grant-date fair values are €58.15 and €71.09 per matching share entitled. In fiscal 2012 and 2011, the weighted average grant-date fair value of the resulting matching shares is €50.35 and €66.13 per share respectively, based on the number of instruments granted.

JUBILEE SHARE PROGRAM

Under the Jubilee Share Program, eligible employees of Siemens AG and participating domestic Siemens companies receive jubilee shares after having been continuously employed by the Company for 25 and 40 years (vesting period), respectively. Generally, settlement of jubilee grants is in shares. Jubilee shares are measured at fair value considering biometrical factors. The fair value is determined as the market price of Siemens shares at grant date less the present value of dividends expected to be paid during the vesting period for which the employees are not entitled to. The weighted average fair value of each jubilee share granted in fiscal 2012 for the 25th and the 40th anniversary is €39.45 and €29.88, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €19.01 and €13.12, respectively, in fiscal 2012. The weighted average fair value of each jubilee share granted in fiscal 2011 for the 25th and the 40th anniversary is €51.39 and €44.18, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €29.24 and €22.24, respectively, in fiscal 2011.

In fiscal 2012 and 2011, 0.43 million and 0.49 million jubilee shares were granted; 0.16 million and 0.18 million were transferred, 0.48 million and 0.41 million forfeited, resulting in an outstanding balance of 4.7 million and 4.9 million jubilee shares as of September 30, 2012 and 2011. Considering biometrical factors, 3.29 million and 3.55 million jubilee shares are expected to vest as of September 30, 2012 and 2011.

2001 SIEMENS STOCK OPTION PLAN

In December 2006, the authority to grant stock options expired. The option grants were subject to a two-year vesting period, after which they could be exercised for a period of up to three years. The exercise price was equal to 120% of the reference price. Based on the underlying vesting period, the last stock options were exercised in fiscal 2011; unexercised stock options expired in fiscal 2011. Accordingly, as of September 30, 2012 and 2011, there were no stock options outstanding. As of October 1, 2010, 935,432 options with a weighted average exercise price of €74.59 were outstanding. The fair value per option outstanding as of October 1, 2010 amounted to €4.06 for grants made in fiscal 2006. In fiscal 2011, 916,137 options were exercised, 12,220 expired and 7,075 forfeited.

OTHER SHARE-BASED PAYMENT AWARDS

Siemens maintains other share-based payment awards. The grants of other share-based payment awards do not have a material impact on Siemens' Consolidated Financial Statements.

NOTE 34 Personnel costs

(in millions of €)	Year ended September 30, 2012	2011
Wages and salaries	20,825	19,102
Statutory social welfare contributions and expenses for optional support payments	3,406	3,093
Expenses relating to pension plans and employee benefits	863	938
	25,094	23,132

Item Expenses relating to pension plans and employee benefits includes service costs for the period. Expected return on plan assets and interest cost are included in pension related interest income (expense).

Wages and salaries, statutory social welfare contributions and expenses for optional support payments and expenses relating to pension plans and employee benefits for continuing and discontinued operations amounts to €27,009 million and €26,239 million in fiscal 2012 and 2011.

The average number of employees in fiscal years 2012 and 2011 was 366.7 thousand and 349.9 thousand, respectively (based on continuing operations). Part-time employees are included on a proportionate basis. The employees were engaged in the following activities:

(in thousands)	Year ended September 30, 2012	2011
Manufacturing and services	224.3	214.3
Sales and marketing	77.6	73.6
Research and development	29.5	27.7
Administration and general services	35.3	34.3
	366.7	349.9

The average number of employees in fiscal years 2012 and 2011 was 408.5 thousand and 412.0 thousand, respectively (based on continuing and discontinued operations). Thereof, in fiscal 2012 and 2011, 255.6 thousand and 264.1 thousand employees were engaged in manufacturing and services, 83.2 thousand and 80.4 thousand employees were engaged in sales and marketing, 32.4 thousand and 30.4 thousand employees were in research and development and 37.3 thousand and 37.1 thousand employees were in administration and general services in fiscal 2012 and 2011, respectively.

NOTE 35 Earnings per share

(shares in thousands)	Year ended September 30, 2012	2011
Income from continuing operations	5,184	7,376
Less: Portion attributable to non-controlling interest	132	187
Income from continuing operations attributable to shareholders of Siemens AG	5,053	7,189
Weighted average shares outstanding – basic	876,053	873,098
Effect of dilutive convertible debt securities and share-based payment	8,259	9,558
Weighted average shares outstanding – diluted	884,311	882,656
Basic earnings per share (from continuing operations)	€5.77	€8.23
Diluted earnings per share (from continuing operations)	€5.71	€8.14

Share-based payment plans are dilutive at the Income from continuing operations level and so, in accordance with IAS 33, Earnings per Share, have been treated as dilutive for the purpose of diluted earnings per share. The diluted loss per share from discontinued operations is lower than basic loss per share from discontinued operations because of the effect of losses on discontinued operations.

The dilutive earnings per share computation does not contain 21,674 thousand shares relating to warrants issued with bonds at September 30, 2012. The inclusion of those shares would have been antidilutive in the years presented. In the future, the warrants could potentially dilute basic earnings per share.

NOTE 36 Segment information

Segment information is presented for continuing operations.

Effective as of October 1, 2011, Siemens changed its organizational structure of the Sectors. Prior-year information has been recast to correspond to the fiscal 2012 reporting format. A fourth Sector, Infrastructure&Cities was formed in order to benefit from the growth of urban centers. The new Infrastructure&Cities Sector comprises the Industry Sector activities of Building Technologies, Mobility as well as the Energy Sector's Power Distribution business and Smart Grid applications. The Industry Sector is focusing even more sharply on industry solutions. Accordingly, since fiscal 2012, the Company has six reportable segments: the four Sectors Energy, Healthcare, Industry and Infrastructure&Cities as well as Equity Investments and Financial Services (SFS). Healthcare, Equity Investments and SFS retained its previous structure. The Managing Board is monitoring each reportable segment. Each reportable segment has its own segment management reporting to the Managing Board.

DESCRIPTION OF REPORTABLE SEGMENTS

The four Sectors comprise manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens' origins in the electrical business field.

Energy – offers a wide spectrum of products, services and solutions for the generation and transmission of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry.

Healthcare – offers customers a comprehensive portfolio of medical solutions across the treatment chain – ranging from medical imaging to in vitro diagnostics to interventional systems and clinical information technology systems – all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Financial Services (SFS), financing to assist customers in purchasing the Sector's products.

Industry – offers a broad spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity and flexibility in industry. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries. The portfolio spans industry automation and drives products and services, system integration and solutions for industrial plant businesses as well as water processing systems.

Infrastructure&Cities – offers sustainable technologies for metropolitan areas and their infrastructures. Its offerings include integrated mobility solutions, building and security systems, power distribution equipment, smart grid applications, and low- and medium-voltage products.

Equity Investments – is a reportable segment with its own management. Equity Investments contains investments accounted for under the equity method or at cost and current available-for-sale financial assets. For strategic reasons, as of September 30, 2012 and 2011, NSN, BSH and EN, are reported in Equity Investments.

Financial Services (SFS) – provides a variety of financial services and products both to third parties and to other Siemens entities and their customers.

RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens' reportable segments:

Centrally managed portfolio activities – generally includes activities intended for divestment or closure. In fiscal 2012 and 2011 it primarily includes activities remaining from divestments and discontinued operations such as from Siemens IT Solutions and Services and from the former Com business as well as effects from EA sold in the second quarter of fiscal 2011.

Siemens Real Estate (SRE) – owns and manages the Siemens real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management.

Corporate items and pensions – includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities and costs for carve out activities managed by corporate, which are charged to the respective segment when the disposal gain or loss is realized or when the activities are classified as discontinued operations. Pensions includes the Company's pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities.

Eliminations, Corporate Treasury and other reconciling items – comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company's Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

MEASUREMENT – SEGMENTS

Accounting policies for Segment information are generally the same as those used for Siemens, described in → NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Intersegment transactions are based on market prices.

PROFIT OF THE SECTORS AND OF EQUITY INVESTMENTS:

Siemens' Managing Board is responsible for assessing the performance of the segments. The Company's profitability measure of the Sectors and Equity Investments is earnings before financing interest, certain pension costs, and income taxes as determined by the chief operating decision maker (Profit). Profit excludes various categories of items, not allocated to the Sectors and Equity Investments, which management does not regard as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues; for financing issues regarding Equity Investments see paragraph below. The major categories of items excluded from Profit are presented below.

Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors and Equity Investments and interest expense on payables to suppliers. Borrowing costs capitalized as part of qualifying long-term projects are not part of financing interest. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments.

Similarly, decision-making regarding essential pension items is done centrally. Accordingly, Profit primarily includes amounts related to service cost of pension plans only, while all other regularly recurring pension related costs – including charges for the German pension insurance association and plan administration costs – are included in line item Corporate items and pensions. Curtailments are a partial payback with regard to past service cost that affect Segment Profit.

Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.

The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors' and Equity Investments' performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and (or) Centrally managed portfolio activities or have a corporate or central character.

Central infrastructure costs are primarily allocated to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in equal installments in all four quarters.

Profit of Equity Investments mainly comprises income (loss) from investments presented in Equity Investments, such as the share in the earnings of associates or dividends from investments not accounted for under the equity method, income (loss) from the sale of interests in investments, impairment of investments and reversals of impairments. It also includes interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.

PROFIT OF THE SEGMENT SFS:

Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors and Equity Investments interest income and expense is an important source of revenue and expense of SFS.

ASSET MEASUREMENT PRINCIPLES:

Management determined Assets as a measure to assess capital intensity of the Sectors and Equity Investments (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. A Division of Infrastructure & Cities includes the project-specific intercompany financing of a long-term project. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities, e.g. trade payables, to derive Assets. Equity Investments may include certain shareholder loans granted to investments reported in Equity Investments. In contrast, Assets of SFS is Total assets.

NEW ORDERS:

New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the audited Consolidated Financial Statements.

FREE CASH FLOW DEFINITION:

Segment information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors and Equity Investments constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest, except for cases where interest on qualifying assets is capitalized or classified as contract costs and it also excludes income tax related and certain other payments and proceeds, in accordance with the Company's Profit and Asset measurement definition. Free cash flow of Equity Investments includes interest from shareholder loans granted to investments reported in Equity Investments, primarily NSN. Pension curtailments are a partial payback with regard to past service cost that affect segment Free cash flow. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

AMORTIZATION, DEPRECIATION AND IMPAIRMENTS:

Amortization, depreciation and impairments presented in Segment information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairment. Goodwill impairment is excluded.

MEASUREMENT – CENTRALLY MANAGED PORTFOLIO ACTIVITIES AND SRE

Centrally managed portfolio activities follow the measurement principles of the Sectors. SRE applies the measurement principles of SFS; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

RECONCILIATION TO SIEMENS' CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles total Assets of the Sectors, Equity Investments and SFS to Total assets of Siemens' Consolidated Statements of Financial Position:

	September 30,	
(in millions of €)	2012	2011
Assets of Sectors	23,803	20,933
Assets of Equity Investments	2,715	3,382
Assets of SFS	17,405	14,602
Total Segment Assets	**43,923**	**38,917**
Reconciliation:		
Assets Centrally managed portfolio activities	(448)	(397)
Assets SRE	5,018	4,974
Assets of Corporate items and pensions	(11,840)	(9,806)
Eliminations, Corporate Treasury and other reconciling items of Segment information:		
Asset-based adjustments:		
Intragroup financing receivables and investments	22,046	24,023
Tax-related assets	4,482	3,901
Liability-based adjustments:		
Pension plans and similar commitments	9,926	7,307
Liabilities	42,100	42,585
Eliminations, Corporate Treasury, other items[1]	(6,926)	(7,261)
Total Eliminations, Corporate Treasury and other reconciling items of Segment information	71,628	70,555
Total assets in Siemens' Consolidated Statements of Financial Position	**108,282**	**104,243**

1 Includes assets and liabilities reclassified in connection with discontinued operations.

In fiscal years 2012 and 2011, Corporate items and pensions in the column Profit includes €(255) million and €(331) million related to Corporate items, as well as €(47) million and €75 million related to Pensions, respectively. Legal and regulatory matters contributed positive effects to Corporate items in fiscal 2012 and negative effects in fiscal 2011. Remaining costs in connection with Siemens IT Solutions and Services charged to Corporate items in fiscal 2012 and 2011 amount to €118 million and €54 million, respectively. In fiscal 2011, a special remuneration, which was granted and charged to Corporate items in fiscal 2010 was primarily allocated to the Sectors resulting in a positive impact of €267 million at Corporate items; fiscal 2011 charges were made to Energy of €60 million, to Healthcare of €43 million, to Industry of €75 million and to Infrastructure & Cities of €63 million.

ADDITIONAL SEGMENT INFORMATION

For the years ended September 30, 2012 and 2011, Profit of SFS includes interest income of €778 million and €654 million, respectively and interest expense of €316 million and €283 million, respectively.

NOTE 37 Information about geographies

(in millions of €)	Revenue by location of customer 2012	Revenue by location of customer 2011	Revenue by location of companies 2012	Revenue by location of companies 2011
Europe, C.I.S., Africa, Middle East	39,909	38,448	44,895	43,508
Americas	22,864	20,470	22,587	19,908
Asia, Australia	15,523	14,357	10,814	9,859
Siemens	**78,296**	**73,275**	**78,296**	**73,275**
thereof Germany	*11,072*	*10,810*	*19,948*	*19,502*
thereof foreign countries	*67,224*	*62,465*	*58,348*	*53,773*
thereof U.S.	*16,670*	*14,368*	*17,840*	*15,487*

(in millions of €)	Non-current assets September 30, 2012	Non-current assets September 30, 2011
Europe, C.I.S., Africa, Middle East	16,009	15,238
Americas	13,723	12,921
Asia, Australia	2,695	2,468
Siemens	**32,427**	**30,627**
thereof Germany	*6,446*	*6,351*
thereof U.S.	*12,133*	*11,713*

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

NOTE 38 Related party transactions

JOINT VENTURES AND ASSOCIATES

Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm's length terms. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2012 see → NOTE 18 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD and → NOTE 42 LIST OF SUBSIDIARIES AND ASSOCIATED COMPANIES PURSUANT TO SECTION 313 PARA. 2 OF THE GERMAN COMMERCIAL CODE. Information regarding our subsidiaries, joint ventures and associated companies for fiscal 2011 are presented in the List of subsidiaries and associated companies published separately in the German Electronic Federal Gazette (elektronischer Bundesanzeiger).

Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expense from transactions with joint ventures and associates are as follows:

(in millions of €)	Sales of goods and services and other income, Year ended September 30, 2012	2011	Purchases of goods and services and other expense, Year ended September 30, 2012	2011
Joint ventures	423	225	11	35
Associates	513	584	228	259
	936	809	239	293

Receivables from joint ventures and associates and liabilities to joint ventures and associates are as follows:

(in millions of €)	Receivables September 30, 2012	2011	Liabilities September 30, 2012	2011
Joint ventures	49	52	23	76
Associates	145	120	241	234
	194	172	264	310

As of September 30, 2012 and 2011, loans given to joint ventures and associates amounted to €60 million and €158 million, respectively. In December 2010, Siemens and Nokia Corporation each converted €266 million of liabilities into preferred NSN shares; the liabilities included the remaining shareholder loan tranche of nominal €250 million as well as deferred interest due from NSN. In the fourth quarter of fiscal 2011, in order to strengthen NSN's financial position, Nokia and Siemens each provided new equity of €500 million and received preferred shares in return. The increase in equity did not change the existing shareholder ratio between Siemens and Nokia Corporation. Loans given to joint ventures amounted to €3 million and €7 million, respectively, as of September 30, 2012 and 2011. In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates, including NSN. In fiscal 2012 and 2011, the review resulted in net gains related to valuation allowances totaling €7 million and net losses related to valuation allowances totaling €1 million, respectively. As of September 30, 2012 and 2011, valuation allowances amounted to €37 million and €37 million, respectively.

As of September 30, 2012 and 2011, guarantees to joint ventures and associates amounted to €4,769 million and €5,161 million, respectively, including the HERKULES obligations of €2,290 million and €2,690 million, respectively. For additional information regarding the HERKULES obligations as well as for information regarding guarantees in connection with the contribution of the carrier related operations into NSN and the SEN operations into EN, see → NOTE 28 COMMITMENTS AND CONTINGENCIES. As of September 30, 2012 and 2011, guarantees to joint ventures amounted to €474 million and €483 million, respectively. As of September 30, 2012 and 2011, the Company had commitments to make capital contributions of €176 million and €315 million to its joint ventures and associates, therein €68 million and €69 million related to joint ventures, respectively. For additional information see → NOTE 28 COMMITMENTS AND CONTINGENCIES. For a loan raised by a joint venture, which is secured by a Siemens guarantee, Siemens granted an additional collateral in the first quarter of fiscal 2011. As of September 30, 2012 and 2011 the outstanding amount totaled to €139 million and €142 million, respectively. As of September 30, 2012 and 2011 there were loan commitments to joint ventures and associates amounting to €144 million and €200 million, respectively, therein €94 million and €150 million, respectively related to joint ventures.

PENSION ENTITIES

For information regarding the funding of our principal pension plans refer to → NOTE 23 PENSION PLANS AND SIMILAR COMMITMENTS.

RELATED INDIVIDUALS

Related individuals include the members of the Managing Board and Supervisory Board.

In fiscal 2012 and 2011 members of the Managing Board received cash compensation of €17.4 million and €18.9 million. The fair value of stock-based compensation amounted to €22.2 million and €20.7 million for 345,382 and 352,083 Stock Awards, respectively, in fiscal 2012 and 2011. In fiscal 2012 and 2011 the Company granted contributions under the BSAV to members of the Managing Board totaling €5.7 million and €5.2 million.

Therefore in fiscal 2012 and 2011, compensation and benefits, attributable to members of the Managing Board amounted to €45.3 million and €44.8 million in total, respectively.

In fiscal 2012 and 2011, expense related to share-based payment and to the Share Matching Program amounted to €16.0 million and €15.2 million; respectively. For additional information regarding the Share Matching Program see → NOTE 33 SHARE-BASED PAYMENT.

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of Section 314 para.1 No. 6 b of the German Commercial Code totaling €15.8 million and €15.0 million in fiscal 2012 and 2011.

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their survivors as of September 30, 2012 and 2011 amounted to €181.6 million and €161.9 million. For additional information see → NOTE 23 PENSION PLANS AND SIMILAR COMMITMENTS.

Compensation attributable to members of the Supervisory Board comprises in fiscal 2012 and 2011of a base compensation and additional compensation for committee work and amounted to €4.8 million and €4.8 million (including meeting fees), respectively.

No loans and advances from the Company are provided to members of the Managing Board and Supervisory Board.

Information regarding the remuneration of the members of the Managing Board and Supervisory Board is disclosed on an individual basis in the Compensation report, which is part of the Combined Management Report. The Compensation Report is presented within the Corporate Governance report (see → B.4).

In fiscal 2012 and 2011, no other major transactions took place between the Company and the other members of the Managing Board and the Supervisory Board.

Some of our board members hold, or in the last year have held, positions of significant responsibility with other entities. We have relationships with almost all of these entities in the ordinary course of our business whereby we buy and sell a wide variety of products and services on arm's length terms. Until the close of the annual general meeting of Deutsche Bank AG on May 31, 2012, Dr. Josef Ackermann was the Chairman of the Management Board of Deutsche Bank AG. Our transactions with Deutsche Bank Group are conducted on arm's length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business as well as transaction banking services. Michael Diekmann is the Chairman of the Board of Management of Allianz SE. Our transactions with Allianz Group are conducted on arm's length basis and include insurance business and asset management.

NOTE 39 Principal accountant fees and services

Fees related to professional services rendered by the Company's principal accountant, Ernst&Young (E&Y), for fiscal 2012 and 2011 were as follows:

(in millions of €)	Year ended September 30, 2012	2011
Type of Fees		
Audit fees	44.2	42.0
Audit-related fees	10.6	14.8
Tax fees	0.4	0.7
All other services	–	–
Total	55.2	57.5

Audit fees and audit-related fees consist of fees associated with the services pre-approved by the Audit Committee described below. Tax fees, which require specific pre-approval by the Audit Committee, include primarily fees for support services provided in connection with the documentation of transfer pricing arrangements and assistance for competent authority procedures according to Article 25 of the OECD Model Tax Convention regarding transfer pricing issues.

In fiscal 2012 and 2011, 47% and 52%, respectively, of the total fees related to Ernst&Young GmbH Wirtschaftsprüfungsgesellschaft, Germany.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

In accordance with German law, Siemens' independent auditor is appointed by the Annual Shareholders' Meeting based on a recommendation of the Supervisory Board. The Audit Committee of the Supervisory Board prepares the board's recommendation on the election of the Company's independent auditor. Subsequent to the auditor's appointment, the Audit Committee engages the auditor and in its sole authority approves the terms and scope of the audit and all audit engagement fees. In addition, it monitors the auditor's independence.

In order to ensure the integrity of independent audits, Siemens' Audit Committee has established a policy to approve all audit and permissible audit-related services provided by our independent auditor prior to the auditor's engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by Siemens' independent auditor. Under the policies, the Company's independent auditor is not allowed to perform any non-audit services which either (1) may impair the auditor's independence under applicable German regulations or the rules and regulations of the International Ethics Standards Board for Accountants (IESBA), the International Federation of Accountants (IFAC), the U.S. Securities and Exchange Commission (SEC) or the Public Company Accounting Oversight Board (PCAOB) or (2) which can be more effectively or economically provided by another provider, even if permissible under the relevant independence rules. Furthermore, the Audit Committee has limited the sum total of all fees that may be incurred during a fiscal year for non-audit services, including audit-related services, tax services and other services, to 30% of the audit fees agreed upon for the respective fiscal year. The Audit Committee waived this limitation for fiscal 2011, primarily due to the audit-related services pertaining to the sale of Siemens IT Solutions and Services in that year and the then-planned initial public offering of OSRAM.

The Audit Committee has generally pre-approved the performance by E&Y of audit and audit-related services, including among others the following:

AUDIT SERVICES

> Annual audit of Siemens' Consolidated Financial Statements and its internal control over financial reporting
> Quarterly review of Siemens' interim consolidated financial statements
> Audit and review services that are required by statute or regulation, including statutory audits of financial statements of Siemens AG and of its subsidiaries under the rules of their respective countries
> Opening balance sheet audits in connection with acquisitions, including audits with regard to the allocation of purchase prices

AUDIT-RELATED SERVICES

> Voluntary local GAAP audits
> Due diligence relating to actual or contemplated acquisitions and carve-outs, including consultation in accounting matters
> Post-closing audits
> Carve-out audits and attestation services in the context of carve-outs
> Certification services required by regulation, law or contractual agreement
> Consultation concerning financial accounting and reporting standards based on the auditor's knowledge of Siemens-specific circumstances, including:
  > Accounting advice relating to actual or contemplated transactions or events
  > Advice on the introduction and review of new or revised accounting guidelines and requirements
  > Training regarding accounting-related topics

- > Comfort letters
- > Employee benefit plan audits
- > ISAE 3402 / SSAE 16 reports
- > Attestation services subject to regulatory requirements, including regulatory advice
- > Attestation and audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment
- > Attestation of compliance with provisions or calculations required by agreements
- > Attest services in accordance with applicable standards, other than audit services required by statute or other regulation

Services that are not generally pre-approved as audit or audit-related services require specific pre-approval by the Audit Committee. An approval may not be granted if the service falls into a category of services not permitted by current law or if it is inconsistent with ensuring the auditor's independence, as expressed in the four principles promulgated by the U.S. Securities and Exchange Commission: (1) an auditor may not act as management or an employee of the audit client; (2) an auditor may not audit his or her own work; (3) an auditor may not serve in an advocacy role for his or her client; and (4) an auditor may not provide services creating a mutual or conflicting interest between itself and the audit client.

While non-audit-related services are not prohibited by law, except for certain types of non-audit services enumerated in the SEC's rules, the Audit Committee has decided as a matter of policy not to engage the principal accountant to provide non audit-related services unless there is a compelling advantage to the Company in using the principal accountant and it can clearly be shown that there is no impairment of independence.

NOTE 40 Corporate Governance

The Managing board and the Supervisory board of Siemens Aktiengesellschaft provided the certification required by Section 161 of the German stock corporation law (AktG) as of October 1, 2012, which is available on the Company's website at WWW.SIEMENS.COM/CORPORATE-GOVERNANCE.

The Managing board and the Supervisory board of IBS AG excellence, collaboration, manufacturing, currently Siemens' sole German publicly traded subsidiary provided the certification required by Section 161 of the German stock corporation law (AktG) as of May 9, 2012, which is available at WWW.IBS-AG.DE/UNTERNEHMEN/INVESTOR-RELATIONS/CORPORATE-GOVERNANCE.

NOTE 41 Subsequent events

After the end of fiscal 2012, Siemens announced the acquisition of LMS International NV, of Belgium, a leading provider of mechatronic simulation solutions. With the acquisition, which will be integrated in the Industry Sector's Industry Automation Division, Siemens intends to expand and complement the Industry Sector's product lifecycle management portfolio with mechatronic simulation and testing software. The purchase price amounts to approximately €680 million. The transaction is subject to approval by regulatory authorities. Closing is expected in the second quarter of fiscal 2013.

Also after the end of fiscal 2012, Siemens announced that it plans to divest the business activities included in the Industry Sector's Water Technologies Business Unit, which was part of the Industry Automation Division as of September 30, 2012. The Business Unit's offerings comprise solutions for municipal and industrial water purification and wastewater treatment.

NOTE 42 List of subsidiaries and associated companies pursuant to Section 313 para. 2 of the German Commercial Code

September 30, 2012	Equity interest in %
Subsidiaries	
Germany (133 companies)	
Airport Munich Logistics and Services GmbH, Hallbergmoos	100
Alpha Verteilertechnik GmbH, Cham	100[10]
Anlagen- und Rohrleitungsbau Ratingen GmbH, Ratingen	100[7]
AS AUDIO-SERVICE Gesellschaft mit beschränkter Haftung, Herford	100
Atecs Mannesmann GmbH, Erlangen	100
Atecs Mannesmann Unterstützungskasse GmbH, Mülheim a. d. Ruhr	100[7]
Berliner Vermögensverwaltung GmbH, Berlin	100[10]
BWI Services GmbH, Meckenheim	100[10]
CAPTA Grundstücksgesellschaft mbH & Co. KG, Grünwald	100[9]
CAPTA Grundstücks-Verwaltungsgesellschaft mbH, Grünwald	100
DA Creative GmbH, Munich	100
Dade Behring Beteiligungs GmbH, Eschborn	100
Dade Behring Grundstücks GmbH, Marburg	100
DPC Holding GmbH, Eschborn	100
EDI – USS Umsatzsteuersammelrechnungen und Signaturen GmbH & Co. KG, Munich	100[9]
EDI – USS Verwaltungsgesellschaft mbH, Munich	100[7]
ELIN Energietechnik GmbH, Berlin	100
evosoft GmbH, Nuremberg	100[10]
FACTA Grundstücks-Entwicklungs- und Verwaltungsgesellschaft mbH, Munich	100[7]
FACTA Grundstücks-Entwicklungsgesellschaft mbH & Co. KG, Munich	100[9]
HanseCom Gesellschaft für Informations- und Kommunikationsdienstleistungen mbH, Hamburg	74
HSP Hochspannungsgeräte GmbH, Troisdorf	100[10]
IBS Aktiengesellschaft excellence, collaboration, manufacturing, Höhr-Grenzhausen	81
IBS Business Consulting GmbH, Höhr-Grenzhausen	100
IBS SINIC GmbH, Neu-Anspach	100
ILLIT Grundstücks-Verwaltungsgesellschaft mbH & Co. KG i.L., Grünwald	100[9]
ILLIT Grundstücksverwaltungs-Management GmbH, Grünwald	85
Immosuisse GmbH Immobilien Management i.L., Berlin	100
IPGD Grundstücksverwaltungs-Gesellschaft mbH, Munich	100
Jawa Power Holding GmbH, Erlangen	100[10]

September 30, 2012	Equity interest in %
KompTime GmbH, Munich	100[10]
Kyros A AG, Munich	100
Lincas Electro Vertriebsgesellschaft mbH, Hamburg	100
LINCAS Export Services GmbH, Hamburg	100[10]
Mannesmann Demag Krauss-Maffei GmbH, Munich	100
Mechanik Center Erlangen GmbH, Erlangen	100
messMa GmbH, Irxleben	100
OPTIO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Tübingen KG, Grünwald	100[9]
OSRAM AG, Munich	100
OSRAM Beteiligungen GmbH, Munich	100
OSRAM Opto Semiconductors GmbH, Regensburg	100
Partikeltherapiezentrum Kiel Holding GmbH, Erlangen	100[10]
PETscape GmbH, Erlangen	100[7]
Projektbau-Arena-Berlin GmbH, Munich	100
R & S Restaurant Services GmbH, Munich	100
Radium Lampenwerk Gesellschaft mbH, Wipperfürth	100
REMECH Systemtechnik GmbH, Kamsdorf	100[10]
RHG Vermögensverwaltung GmbH, Berlin	100[10]
RISICOM Rückversicherung AG, Grünwald	100
RITOS GmbH, Mömbris	100[7]
RuggedCom Deutschland GmbH, Leinfelden-Echterdingen	100
Siemens Audiologische Technik GmbH, Erlangen	100
Siemens Bank GmbH, Munich	100
Siemens Beteiligungen Inland GmbH, Munich	100[10]
Siemens Beteiligungen Management GmbH, Grünwald	100[7]
Siemens Beteiligungen USA GmbH, Munich	100[10]
Siemens Beteiligungsverwaltung GmbH & Co. OHG, Grünwald	100[9]
Siemens Building Technologies Holding GmbH, Grünwald	100
Siemens Energy Automation GmbH, Erlangen	100[10]
Siemens Finance & Leasing GmbH, Munich	100[10]
Siemens Financial Services GmbH, Munich	100[10]
Siemens Fuel Gasification Technology GmbH & Co. KG, Freiberg	100[9]
Siemens Fuel Gasification Technology Verwaltungs GmbH, Freiberg	100[7]
Siemens Global Innovation Partners Management GmbH, Munich	100[7]
Siemens Grundstücksmanagementgesellschaft mbH & Co. OHG, Grünwald	100[9]
Siemens Gusstechnik GmbH, Chemnitz	100[10]
Siemens Healthcare Diagnostics GmbH, Eschborn	100
Siemens Healthcare Diagnostics Holding GmbH, Eschborn	100
Siemens Healthcare Diagnostics Products GmbH, Marburg	100
Siemens Immobilien Chemnitz-Voerde GmbH, Grünwald	100[10]

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b, HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2012	Equity interest in %
Siemens Industriegetriebe GmbH, Penig	100[10]
Siemens Industriepark Karlsruhe GmbH & Co. KG, Grünwald	100[9]
Siemens Industry Automation Holding AG, Munich	100[10]
Siemens Industry Software GmbH & Co. KG, Cologne	100[9]
Siemens Industry Software Management GmbH, Cologne	100
Siemens Insulation Center GmbH & Co. KG, Zwönitz	100[9]
Siemens Insulation Center Verwaltungs-GmbH, Zwönitz	100[7]
Siemens Kapitalanlagegesellschaft mbH, Munich	100[10]
Siemens Medical Solutions Health Services GmbH, Erlangen	100
Siemens Nixdorf Informationssysteme GmbH, Grünwald	100
Siemens Power Control GmbH, Langen	100[10]
Siemens Private Finance Versicherungs- und Kapitalanlagenvermittlungs-GmbH, Munich	100[10]
Siemens Programm- und Systementwicklung GmbH, Hamburg	100[7]
Siemens Programm- und Systementwicklung GmbH & Co. KG, Hamburg	100[9]
Siemens Project Ventures GmbH, Erlangen	100[10]
Siemens Real Estate GmbH & Co. OHG, Grünwald	100[9]
Siemens Real Estate Management GmbH, Grünwald	100[7]
Siemens Spezial-Investmentaktiengesellschaft mit TGV, Munich	100
Siemens Technology Accelerator GmbH, Munich	100[10]
Siemens Technopark Berlin GmbH & Co. KG, Berlin	100[9]
Siemens Technopark Berlin Verwaltungs GmbH, Berlin	100[7]
Siemens Technopark Mülheim GmbH & Co. KG, Grünwald	100[9]
Siemens Technopark Mülheim Verwaltungs GmbH, Grünwald	100[7]
Siemens Technopark Nürnberg GmbH & Co. KG, Grünwald	100[9]
Siemens Technopark Nürnberg Verwaltungs GmbH, Grünwald	100
Siemens Treasury GmbH, Munich	100[10]
Siemens Turbomachinery Equipment GmbH, Frankenthal	100[10]
Siemens VAI Metals Technologies GmbH, Willstätt-Legelshurst	100
Siemens Venture Capital GmbH, Munich	100[10]
Siemens Wind Power GmbH, Bremen	100[10]
SILLIT Grundstücks-Verwaltungsgesellschaft mbH, Munich	100
SIM 16. Grundstücksverwaltungs- und -beteiligungs-GmbH & Co. KG, Munich	100[9]
SIM 2. Grundstücks-GmbH & Co. KG i.L., Munich	100[9]
SIMAR Nordost Grundstücks-GmbH, Grünwald	100
SIMAR Nordwest Grundstücks-GmbH, Grünwald	100
SIMAR Ost Grundstücks-GmbH, Grünwald	100
SIMAR Süd Grundstücks-GmbH, Grünwald	100
SIMAR West Grundstücks-GmbH, Grünwald	100
SIMOS Real Estate GmbH, Munich	100[10]
sinius GmbH, Munich	100
Siteco Auslandsholding GmbH, Traunreut	100
Siteco Beleuchtungstechnik GmbH, Traunreut	100

September 30, 2012	Equity interest in %
Siteco Lighting GmbH, Traunreut	100
SKAG Fonds C1, Munich	100
SKAG Fonds S7, Munich	100
SKAG Fonds S8, Munich	100
SKAG Principals, Munich	100
Steinmüller Engineering GmbH, Gummersbach	60
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2, Munich	99[3]
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 3, Munich	99[3]
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 4, Munich	99[3]
SYKATEC Systeme, Komponenten, Anwendungstechnologie GmbH, Erlangen	100[10]
TGB Technisches Gemeinschaftsbüro GmbH, Kassel	100
TLT-Turbo GmbH, Zweibrücken	100[10]
Traxon Technologies Europe GmbH, Paderborn	100
Trench Germany GmbH, Bamberg	100[10]
Turbine Airfoil Coating and Repair GmbH, Berlin	100
VIB Verkehrsinformationsagentur Bayern GmbH, Munich	51
VMZ Berlin Betreibergesellschaft mbH, Berlin	100
VR-LEASING IKANA GmbH & Co. Immobilien KG, Eschborn	94[3]
VVK Versicherungsvermittlungs- und Verkehrskontor GmbH, Munich	100[10]
Weiss Spindeltechnologie GmbH, Schweinfurt	100
Winergy AG, Voerde	100[10]
Europe (without Germany) (247 companies)	
ComBuild Kommunikations- & Gebäudetechnologie GmbH, Vienna / Austria	100
ETM professional control GmbH, Eisenstadt / Austria	100
Hochquellstrom-Vertriebs GmbH, Vienna / Austria	100
IBS engineering consulting software GmbH, Linz / Austria	100
ITH icoserve technology for healthcare GmbH, Innsbruck / Austria	69
KDAG Beteiligungen GmbH, Vienna / Austria	100
Landis & Staefa (Österreich) GmbH, Vienna / Austria	100
Landis & Staefa GmbH, Vienna / Austria	100
Saudi VOEST-ALPINE GmbH, Linz / Austria	100
SIELOG Systemlogik GmbH, Vienna / Austria	76
Siemens Aktiengesellschaft Österreich, Vienna / Austria	100
Siemens Convergence Creators GmbH, Eisenstadt / Austria	100
Siemens Convergence Creators GmbH, Vienna / Austria	100[7]
Siemens Convergence Creators Holding GmbH, Vienna / Austria	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b, HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2012	Equity interest in %
Siemens Gebäudemanagement & -Services G.m.b.H., Vienna / Austria	100
Siemens Healthcare Diagnostics GmbH, Vienna / Austria	100
Siemens Industry Software GmbH, Linz / Austria	100
Siemens Konzernbeteiligungen GmbH, Vienna / Austria	100
Siemens Liegenschaftsverwaltung GmbH, Vienna / Austria	100
Siemens Mitarbeitervorsorgekasse AG, Vienna / Austria	100
Siemens Pensionskasse AG, Vienna / Austria	100
Siemens Personaldienstleistungen GmbH, Vienna / Austria	100
Siemens Urban Rail Technologies Holding GmbH, Vienna / Austria	100
Siemens VAI Metals Technologies GmbH, Linz / Austria	100
Siteco Lighting Austria GmbH, Vienna / Austria	100
Siteco Österreich GmbH, Vienna / Austria	100
Steiermärkische Medizinarchiv GesmbH, Graz / Austria	52
Trench Austria GmbH, Leonding / Austria	100
VVK Versicherungs-Vermittlungs- und Verkehrs-Kontor GmbH, Vienna / Austria	100
Oktopus S.A. / N.V., Brussels / Belgium	100
Siemens Healthcare Diagnostics SA, Brussels / Belgium	100
Siemens Healthcare Diagnostics Services Sprl, Brussels / Belgium	100
Siemens Industry Software NV, Anderlecht / Belgium	100
Siemens Product Lifecycle Management Software II (BE) BVBA, Anderlecht / Belgium	100
Siemens S.A. / N.V., Anderlecht / Belgium	100
Siteco Lighting Benelux BVBA, Eupen / Belgium	100
VRcontext International S.A., Brussels / Belgium	100
OSRAM d.o.o., Mostar / Bosnia and Herzegovina	100
Siemens d.o.o., Banja Luka / Bosnia and Herzegovina	100
Siemens d.o.o. Sarajevo, Sarajevo / Bosnia and Herzegovina	100
OSRAM EOOD, Sofia / Bulgaria	100
Security Management Technologies Bulgaria EOOD, Sofia / Bulgaria	100
Siemens EOOD, Sofia / Bulgaria	100
DPC d.o.o. – u likvidaciji, Zagreb / Croatia	100[7]
Koncar Power Transformers Ltd., Zagreb / Croatia	51
OSRAM d.o.o., Zagreb / Croatia	100
Siemens d.d., Zagreb / Croatia	98
J. N. Kelly Security Holding Limited, Larnaka / Cyprus	100
Kintec Cyprus Ltd, Larnaka / Cyprus	100
ANF DATA spol. s r.o., Prague / Czech Republic	100
OEZ s.r.o., Letohrad / Czech Republic	100
OSRAM Ceská republika s.r.o., Bruntál / Czech Republic	100
Siemens Audiologická Technika s.r.o., Prague / Czech Republic	100
Siemens Convergence Creators, s.r.o., Prague / Czech Republic	100

September 30, 2012	Equity interest in %
Siemens Electric Machines s.r.o., Drasov / Czech Republic	100
Siemens Industry Software, s.r.o., Prague / Czech Republic	100
Siemens, s.r.o., Prague / Czech Republic	100
Siteco Lighting, spol. s r.o., Prague / Czech Republic	100
OSRAM A/S, Taastrup / Denmark	100
Siemens A/S, Ballerup / Denmark	100
Siemens Healthcare Diagnostics ApS, Ballerup / Denmark	100
Siemens Höreapparater A/S, Copenhagen / Denmark	100
Siemens Industry Software A/S, Allerod / Denmark	100
Siemens Wind Power A/S, Brande / Denmark	100
OY OSRAM AB, Espoo / Finland	100
Siemens Healthcare Diagnostics OY, Espoo / Finland	100
Siemens Osakeyhtiö, Espoo / Finland	100
Flender-Graffenstaden SAS, Illkirch-Graffenstaden / France	100
OSRAM S.A.S.U., Molsheim / France	100
PETNET Solutions SAS, Saint-Denis / France	100
Siemens Audiologie S.A.S., Saint-Denis / France	100
Siemens Financial Services SAS, Saint-Denis / France	100
Siemens France Holding, Saint-Denis / France	100
Siemens Healthcare Diagnostics S.A.S., Saint-Denis / France	100
Siemens Industry Software SAS, Vélizy-Villacoublay / France	100
Siemens Lease Services SAS, Saint-Denis / France	100
Siemens S.A.S., Saint-Denis / France	100
Siemens Transmission & Distribution SAS, Grenoble / France	100
Siemens VAI Metals Technologies SAS, Savigneux / France	100
Trench France S.A.S., Saint-Louis / France	100
Tecnomatix Technologies (Gibraltar) Limited, Gibraltar / Gibraltar	100
Broadcastle Bank Limited, Stoke Poges, Buckinghamshire / Great Britain	100
Broadcastle Ltd., Stoke Poges, Buckinghamshire / Great Britain	100
Electrium Sales Limited, Frimley, Surrey / Great Britain	100
eMeter International Limited, Reading, Berkshire / Great Britain	100
GyM Renewables Limited, Frimley, Surrey / Great Britain	100
GyM Renewables ONE Limited, Frimley, Surrey / Great Britain	100
Marine Current Turbines Limited, Frimley, Surrey / Great Britain	100
OSRAM Ltd., Langley, Berkshire / Great Britain	100
OSRAM UK Pension Scheme Limited, Langley, Berkshire / Great Britain	100
Sea Generation (Brough Ness) Limited, Frimley, Surrey / Great Britain	100
Sea Generation (Kyle Rhea) Limited, Frimley, Surrey / Great Britain	100
Sea Generation (Wales) Ltd., Frimley, Surrey / Great Britain	100
Sea Generation Limited, Frimley, Surrey / Great Britain	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b, HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2012	Equity interest in %
Siemens Financial Services Holdings Ltd., Stoke Poges, Buckinghamshire / Great Britain	100
Siemens Financial Services Ltd., Stoke Poges, Buckinghamshire / Great Britain	100
Siemens Healthcare Diagnostics Ltd., Frimley, Surrey / Great Britain	100
Siemens Healthcare Diagnostics Manufacturing Ltd, Frimley, Surrey / Great Britain	100
Siemens Healthcare Diagnostics Products Ltd, Frimley, Surrey / Great Britain	100
Siemens Hearing Instruments Ltd., Crawley, Sussex / Great Britain	100
Siemens Holdings plc, Frimley, Surrey / Great Britain	100
Siemens Industrial Turbomachinery Ltd., Frimley, Surrey / Great Britain	100
Siemens Industry Software Limited, Frimley, Surrey / Great Britain	100
Siemens plc, Frimley, Surrey / Great Britain	100
Siemens Protection Devices Limited, Frimley, Surrey / Great Britain	100
Siemens Real Estate Ltd., Frimley, Surrey / Great Britain	100
Siemens Transmission & Distribution Limited, Frimley, Surrey / Great Britain	100
Siemens VAI Metals Technologies Limited, Sheffield, South Yorkshire / Great Britain	100
Siteco Ltd., Stockport / Great Britain	100
Trench (UK) Ltd., Hebburn, Tyne & Wear / Great Britain	100
Tronic Ltd., Frimley, Surrey / Great Britain	100
VA TECH (UK) Ltd., Frimley, Surrey / Great Britain	100
VA Tech Reyrolle Distribution Ltd., Frimley, Surrey / Great Britain	100
VA TECH T & D UK Ltd., Frimley, Surrey / Great Britain	100
VTW Anlagen UK Ltd., Banbury, Oxfordshire / Great Britain	100
Kintec A.E., Athens / Greece	100
OSRAM A.E., Athens / Greece	100
Siemens A.E., Elektrotechnische Projekte und Erzeugnisse, Athens / Greece	100
Siemens Healthcare Diagnostics ABEE, Athens / Greece	100
evosoft Hungary Szamitastechnikai Kft., Budapest / Hungary	100
Siemens Audiológiai Technika Kereskedelmi és Szolgáltató Korlátolt Felelősségü Társaság, Budapest / Hungary	100
Siemens PSE Program- és Rendszerfejlesztő Kft., Budapest / Hungary	100
Siemens Zrt., Budapest / Hungary	100
Europlex Technologies (Ireland) Limited, Dublin / Ireland	100

September 30, 2012	Equity interest in %
iMetrex Technologies Limited, Dublin / Ireland	100
Siemens Healthcare Diagnostics Manufacturing Limited, Swords, Co. Dublin / Ireland	100[7]
Siemens Limited, Dublin / Ireland	100
Siemens Medical Solutions Diagnostics Europe Limited, Swords, Co. Dublin / Ireland	100
HV-Turbo Italia S.r.l., Mornago / Italy	51
OSRAM S.p.A. – Società Riunite OSRAM Edison Clerici, Milan / Italy	100
Siemens Healthcare Diagnostics S.r.l., Milan / Italy	100
Siemens Hearing Instruments Italy S.r.l., Milan / Italy	100
Siemens Industry Software S.r.l, Milan / Italy	100
Siemens Renting S.p.A. in Liquidazione, Milan / Italy	100
Siemens S.p.A., Milan / Italy	100
Siemens Transformers S.p.A., Trento / Italy	100
Siemens VAI Metals Technologies S.r.l., Marnate / Italy	100
Siteco Lighting Systems S.r.l., Milan / Italy	100
Trench Italia S.r.l., Savona / Italy	100
TurboCare S.p.A., Turin / Italy	100
UAB IBS Baltic, Kaunas / Lithuania	81
Tecnomatix Technologies SARL, Luxembourg / Luxembourg	100
TFM International S.A. i.L., Luxembourg / Luxembourg	100
Siemens d.o.o. Podgorica, Podgorica / Montenegro	100
NEM Energy B.V., Leiden / Netherlands	100
NEM Energy Holding B.V., The Hague / Netherlands	100
NEM Energy Services B.V., Hengelo / Netherlands	100
NEM Standard Fasel Manufacturing B.V., Hengelo / Netherlands	100
NEM Standard Fasel Tools 4 Rent B.V., Hengelo / Netherlands	100
OSRAM Benelux B.V., Capelle aan den IJssel / Netherlands	100
Powerspex Instrumentation B.V., Hengelo / Netherlands	100
Siemens Audiologie Techniek B.V., The Hague / Netherlands	100
Siemens Diagnostics Holding II B.V., The Hague / Netherlands	100
Siemens Finance B.V., The Hague / Netherlands	100
Siemens Financieringsmaatschappij N.V., The Hague / Netherlands	100
Siemens Gas Turbine Technologies Holding B.V., The Hague / Netherlands	65
Siemens Healthcare Diagnostics B.V., Amersfoort / Netherlands	100
Siemens Industry Software B.V., s-Hertogenbosch / Netherlands	100
Siemens International Holding B.V., The Hague / Netherlands	100
Siemens Medical Solutions Diagnostics Holding I B.V., The Hague / Netherlands	100
Siemens Nederland N.V., The Hague / Netherlands	100
Siemens Train Technologies Holding B.V., The Hague / Netherlands	51

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b, HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2012	Equity interest in %
Standard Fasel B.V. (NEM Standard Fasel Boiler Services), Utrecht/Netherlands	100
TurboCare B.V., Hengelo/Netherlands	100
Matre Instruments AS, Rubbestadneset/Norway	100
OSRAM AS, Lysaker/Norway	100
Poseidon Consulting Services AS, Stavanger/Norway	100
Siemens AS, Oslo/Norway	100
Siemens Healthcare Diagnostics AS, Oslo/Norway	100
Siemens Höreapparater AS, Oslo/Norway	100
Siteco Belysning AS, Oslo/Norway	100
Audio SAT Sp. z o.o., Poznan/Poland	100
OSRAM Sp. z o.o., Warsaw/Poland	100
Siemens Finance Sp. z o.o., Warsaw/Poland	100
Siemens Industry Software Sp. z o.o., Warsaw/Poland	100
Siemens Sp. z o.o., Warsaw/Poland	100
Siteco Lighting Poland Sp. z o.o., Warsaw/Poland	100
TurboCare Poland Spółka Akcyjna, Lubliniec/Poland	100
TurboCare Sp. z o.o., Wroclaw/Poland	80
OSRAM Empresa de Aparelhagem Eléctrica Lda., Lisbon/Portugal	100
Siemens Healthcare Diagnostics, Unipessoal Lda., Amadora/Portugal	100
Siemens S.A., Amadora/Portugal	100
OSRAM Romania S.R.L., Voluntari/Romania	100
SIEMENS (AUSTRIA) PROIECT SPITAL COLTEA SRL, Bucharest/Romania	100
Siemens Program and System Engineering S.R.L., Brasov/Romania	100
Siemens S.R.L., Bucharest/Romania	100
SIMEA SIBIU S.R.L., Sibiu/Romania	100
OAO OSRAM, Smolensk/Russian Federation	99
OOO Legion II, Moscow/Russian Federation	100
OOO Legion T2, Moscow/Russian Federation	100
OOO Russian Turbo Machinery, Perm/Russian Federation	51
OOO Siemens, Moscow/Russian Federation	100
OOO Siemens Gas Turbine Technologies, Novoe Devyatkino/Russian Federation	100
OOO Siemens High Voltage Products, Ufimsky District/Russian Federation	100
OOO Siemens Train Technologies, Verkhnyaya Pyshma/Russian Federation	100
OOO Siemens Transformers, Voronezh/Russian Federation	100
OOO Siemens Urban Rail Technologies, Moscow/Russian Federation	100
OOO Siteco, Moscow/Russian Federation	100

September 30, 2012	Equity interest in %
Siemens Elektroprivod LLC, St. Petersburg/Russian Federation	66
Siemens Finance LLC, Vladivostok/Russian Federation	100
Siemens Industry Software, OOO, Moscow/Russian Federation	100
Siemens Research Center Limited Liability Company, Moscow/Russian Federation	100
OSRAM d.o.o., Belgrade/Serbia	100
Siemens d.o.o. Beograd, Belgrade/Serbia	100
OEZ Slovakia, spol. s r.o., Bratislava/Slovakia	100
OSRAM, a.s., Nové Zámky/Slovakia	100
SAT Systémy automatizacnej techniky spol. s.r.o., Bratislava/Slovakia	60
Siemens Program and System Engineering s.r.o., Bratislava/Slovakia	100
Siemens s.r.o., Bratislava/Slovakia	100
SIPRIN s.r.o., Bratislava/Slovakia	100
Siemens d.o.o., Ljubljana/Slovenia	100
Siteco Sistemi d.o.o., Maribor/Slovenia	100
Fábrica Electrotécnica Josa, S.A., Barcelona/Spain	100
OSRAM S.A., Madrid/Spain	100
Petnet Soluciones, S.L., Sociedad Unipersonal, Madrid/Spain	100
Siemens Fire & Security Products, S.A., Madrid/Spain	100
Siemens Healthcare Diagnostics S.L., Barcelona/Spain	100
Siemens Holding S.L., Madrid/Spain	100
Siemens Industry Software S.L., Barcelona/Spain	100
Siemens Renting S.A., Madrid/Spain	100
Siemens S.A., Madrid/Spain	100
Siteco Lighting, S.L.U., Madrid/Spain	100
Telecomunicación, Electrónica y Conmutación S.A., Madrid/Spain	100
OSRAM AB, Stockholm/Sweden	100
Siemens AB, Upplands Väsby/Sweden	100
Siemens Financial Services AB, Stockholm/Sweden	100
Siemens Healthcare Diagnostics AB, Södertälje/Sweden	100
Siemens Industrial Turbomachinery AB, Finspong/Sweden	100
Siemens Industry Software AB, Kista/Sweden	100
Dade Behring Diagnostics AG, Düdingen/Switzerland	100
Huba Control AG, Würenlos/Switzerland	100
OSRAM AG, Winterthur/Switzerland	100
Siemens Audiologie AG, Adliswil/Switzerland	100
Siemens Fuel Gasification Technology Holding AG, Zug/Switzerland	100
Siemens Healthcare Diagnostics AG, Zurich/Switzerland	100
Siemens Industry Software AG, Zurich/Switzerland	100
Siemens Power Holding AG, Zug/Switzerland	100
Siemens Schweiz AG, Zurich/Switzerland	100
Siteco Schweiz AG, Bern/Switzerland	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b, HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2012	Equity interest in %
Stadt/Land Immobilien AG, Zurich/Switzerland	100
OSRAM Ampul Ticaret A.S., Istanbul/Turkey	100
Siemens Finansal Kiralama A.S., Istanbul/Turkey	100
Siemens Healthcare Diagnostik Ticaret Limited Sirketi, Istanbul/Turkey	100
Siemens Sanayi ve Ticaret A.S., Istanbul/Turkey	100
Siteco Aydinlatma Teknigi Tic. Ve San. Ltd. Sti., Istanbul/Turkey	100
100% foreign owned subsidiary "Siemens Ukraine", Kiev/Ukraine	100
Enterprise with 100% foreign investment "Osram Ukraine", Kiev/Ukraine	100
America (122 companies)	
OSRAM Argentina S.A.C.I., Buenos Aires/Argentina	100
Siemens IT Services S.A., Buenos Aires/Argentina	100
Siemens S.A., Buenos Aires/Argentina	100
VA TECH International Argentina SA, Buenos Aires/Argentina	100
Siemens Soluciones Tecnologicas S.A., Santa Cruz de la Sierra/Bolivia	100
Active Tecnologia em Sistemas de Automecao Ltda, Vila Assuncao/Brazil	100
Chemtech Servicos de Engenharia e Software Ltda., Rio de Janeiro/Brazil	100
innotec do Brasil Ltda., São Paulo/Brazil	100
Iriel Indústria Cómercio de Sistemas Eléctricos Ltda., Canoas/Brazil	100
OSRAM do Brasil Lampadas Elétricas Ltda., Osasco/Brazil	100
Senergy Sistemas de Medição S/A, Belo Horizonte/Brazil	100
Siemens Aparelhos Auditivos Ltda., São Paulo/Brazil	100[7]
Siemens Eletroeletronica Limitada, Manaus/Brazil	100
Siemens Healthcare Diagnósticos Ltda., São Paulo/Brazil	100
Siemens Industry Software Ltda., São Caetano do Sul/Brazil	100
Siemens Ltda., São Paulo/Brazil	100
Siemens Serviços em Equipamentos Submarinos Ltda., Niterói, Rio de Janeiro/Brazil	100
Siemens VAI Metals Services Ltda., Volta Redonda/Brazil	100
VAI – INGDESI Automation Ltda., Belo Horizonte/Brazil	100
Dade Behring Hong Kong Holdings Corporation, Tortola/British Virgin Islands	100
8264716 Canada Limited, Burlington, Ontario/Canada	100
ENCELIUM TECHNOLOGIES Unlimited liability company, Vancouver, British Columbia/Canada	100
OSRAM Sylvania Ltd., Mississauga, Ontario/Canada	100
Prairie West Technical Services, Ltd., Regina, Saskatchewan/Canada	100
RuggedCom Inc., Concord, Ontario/Canada	100
Siemens Canada Ltd., Burlington, Ontario/Canada	100

September 30, 2012	Equity interest in %
Siemens Financial Ltd., Mississauga, Burlington, Ontario/Canada	100
Siemens Hearing Instruments Inc., Burlington, Ontario/Canada	100
Siemens Industry Software Ltd., Mississauga, Ontario/Canada	100
Siemens Transformers Canada Inc., Trois-Rivières, Quebec/Canada	100
Trench Ltd., Saint John, New Brunswick/Canada	100
Turbocare Canada Ltd., Calgary, Alberta/Canada	100
Wheelabrator Air Pollution Control (Canada) Inc., Burlington, Ontario/Canada	100
Siemens Healthcare Diagnostics Manufacturing Limited, George Town/Cayman Islands	100
Venture Strategy Cayman Partners L.P., George Town/Cayman Islands	99[3]
OSRAM Chile Ltda., Santiago de Chile/Chile	100
Siemens S.A., Santiago de Chile/Chile	100
OSRAM de Colombia Iluminaciones S.A., Bogotá/Colombia	100
Siemens Manufacturing S.A., Bogotá/Colombia	100
Siemens S.A., Bogotá/Colombia	100
Siemens Healthcare Diagnostics S.A., San José/Costa Rica	51
Siemens S.A., San José/Costa Rica	100
Siemens, S.R.L., Santo Domingo/Dominican Republic	100
OSRAM del Ecuador S.A., Guayaquil/Ecuador	100
Siemens S.A., Quito/Ecuador	100
Siemens S.A., San Salvador/El Salvador	100
SIEMENS HEALTHCARE DIAGNOSTICS GUATEMALA, S.A., Guatemala City/Guatemala	99
Siemens S.A., Guatemala City/Guatemala	100
Siemens S.A., Tegucigalpa/Honduras	100
Dade Behring, S.A. de C.V., Mexico City/Mexico	100
Grupo Siemens S.A. de C.V., Mexico City/Mexico	100
Indústria de Trabajos Eléctricos S.A. de C.V., Ciudad Juárez/Mexico	100
Industrías OSRAM de México S.A., Tultitlán/Mexico	100
Ingdesi S.A. de C.V., Monterrey/Mexico	100
OSRAM de México S.A. de C.V., Tultitlán/Mexico	100
OSRAM S.A. de C.V., Tultitlán/Mexico	100
Proyectos de Energia S.A. de C.V., Mexico City/Mexico	100
Siemens Healthcare Diagnostics, S. de R.L. de C.V., Mexico City/Mexico	100
Siemens Industry Software, SA de CV, Santa Fe/Mexico	100
Siemens Inmobiliaria S.A. de C.V., Mexico City/Mexico	100
Siemens Innovaciones S.A. de C.V., Mexico City/Mexico	100
Siemens Medical Solutions Diagnostics S. de R.L. de C.V., Mexico City/Mexico	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b, HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2012	Equity interest in %
Siemens Servicios S.A. de C.V., Mexico City/Mexico	100
Siemens, S.A. de C.V., Mexico City/Mexico	100
Siemens S.A., Managua/Nicaragua	100
Siemens Healthcare Diagnostics Panama, S.A, Panama City/Panama	100
Siemens S.A., Panama City/Panama	100
OSRAM de Perú S.A.C., Lima/Peru	100
Siemens S.A.C., Lima/Peru	100
Siemens S.A., Montevideo/Uruguay	100
Siemens Telecomunicaciones S.A., Montevideo/Uruguay	100
Audiology Distribution, LLC, Palm Beach Gardens, FL/USA	100
EMeter Corporation, Foster City, CA/USA	100
FCE International, LLC, Huntington Valley, PA/USA	100
HearX West LLC, West Palm Beach, FL/USA	50[2]
HearX West, Inc., West Palm Beach, FL/USA	100
IBS America, Inc., Lexington, MA/USA	100
Mannesmann Corporation, New York, NY/USA	100
NEM USA Corp., Greenville, SC/USA	100
Nimbus Technologies, LLC, Plano, TX/USA	100
OSRAM Opto Semiconductors, Inc., Sunnyvale, CA/USA	100
OSRAM SYLVANIA INC., Danvers, MA/USA	100
OSRAM Sylvania Puerto Rico Corp., Luquillo, PR/USA	100
Pace Global, LLC, Fairfax, VA/USA	100
P.E.T.NET Houston, LLC, Knoxville, TN/USA	51
PETNET Indiana LLC, Indianapolis, IN/USA	50[1]
PETNET Solutions Cleveland, LLC, Knoxville, TN/USA	63
PETNET Solutions, Inc., Knoxville, TN/USA	100
RuggedCom (USA) Inc., Hollywood, FL/USA	100
Siemens Capital Company LLC, Iselin, NJ/USA	100
Siemens Corporation, Washington, D.C./USA	100
Siemens Credit Warehouse, Inc., Iselin, NJ/USA	100
Siemens Demag Delaval Turbomachinery, Inc., Hamilton, NJ/USA	100
Siemens Diagnostics Finance Co. LLC, Deerfield, IL/USA	100
Siemens Electrical, LLC, Alpharetta, GA/USA	100
Siemens Energy, Inc., Orlando, FL/USA	100
Siemens Financial Services, Inc., Iselin, NJ/USA	100
Siemens Financial, Inc., Iselin, NJ/USA	100
Siemens Fossil Services, Inc., Orlando, FL/USA	100
Siemens Generation Services Company, Orlando, FL/USA	100
Siemens Government Technologies, Inc., Arlington, VA/USA	100
Siemens Healthcare Diagnostics Inc., Tarrytown, NY/USA	100
Siemens Hearing Instruments, Inc., Piscataway, NJ/USA	100
Siemens Industry, Inc., Buffalo Grove, IL/USA	100
Siemens Medical Solutions USA, Inc., Malvern, PA/USA	100

September 30, 2012	Equity interest in %
Siemens Molecular Imaging, Inc., Knoxville, TN/USA	100
Siemens Power Generation Service Company, Ltd., Orlando, FL/USA	100
Siemens Product Lifecycle Management Software II (US) Inc., Plano, TX/USA	100
Siemens Product Lifecycle Management Software Inc., Plano, TX/USA	100
Siemens Public, Inc., Wilmington, DE/USA	100
Siemens Treated Water Outsourcing Corp., Rockford, IL/USA	100
Siemens USA Holdings, Inc., New York, NY/USA	100
SMI Holding LLC, New York, NY/USA	100
Sylvania Lighting Services Corp., Danvers, MA/USA	100
Transport&Distribution Inc., Danvers, MA/USA	100
Traxon Supply USA Inc., East Rutherford, NJ/USA	100
TurboCare, Inc., Chicopee, MA/USA	100
Wheelabrator Air Pollution Control Inc., Pittsburgh, PA/USA	100
Winergy Drive Systems Corporation, Elgin, IL/USA	100
Siemens Healthcare Diagnostics C.A., Caracas/Venezuela	100
Siemens S.A., Caracas/Venezuela	100
TurboCare C.A., Caracas/Venezuela	100
Asia (163 companies)	
Siemens W.L.L., Manama/Bahrain	51
Siemens Bangladesh Ltd., Dhaka/Bangladesh	100
Beijing Siemens Cerberus Electronics Ltd., Beijing/China	100
Chengdu KK&K Power Fan Co., Ltd., Chengdu/China	51
Chung Tak Lighting Control Systems (Guangzhou) Ltd., Guangzhou/China	59
DPC (Tianjin) Co., Ltd., Tianjin/China	100
GIS Steel&Aluminum Products Co., Ltd. Hangzhou, Hangzhou/China	51
IBS Industrial Business Software (Shanghai), Ltd., Shanghai/China	100
MWB (Shanghai) Co Ltd., Shanghai/China	65
OSRAM China Lighting Ltd., Foshan/China	90
OSRAM Kunshan Display Optic Co. Ltd., Kunshan/China	100
RuggedCom (China) Communications Technology and Development Co. Ltd., Changzhou/China	100
Siemens Building Technologies (Tianjin) Ltd., Tianjin/China	70
Siemens Business Information Consulting Co.,Ltd. Beijing/China	100
Siemens Circuit Protection Systems Ltd., Shanghai/China	75
Siemens Electrical Apparatus Ltd., Suzhou/China	100
Siemens Electrical Drives (Shanghai) Ltd., Shanghai/China	100
Siemens Electrical Drives Ltd., Tianjin/China	85
Siemens Factory Automation Engineering Ltd., Beijing/China	68

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b, HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2012	Equity interest in %
Siemens Finance and Leasing Ltd., Beijing/China	100
Siemens Financial Services Ltd., Beijing/China	100
Siemens Gas Turbine Parts Ltd., Shanghai/China	51
Siemens Healthcare Diagnostics (Shanghai) Co., Ltd., Shanghai/China	100
Siemens Hearing Instruments (Suzhou) Co. Ltd., Suzhou/China	100
Siemens High Voltage Circuit Breaker Co., Ltd., Hangzhou/China	51
Siemens High Voltage Switchgear Co., Ltd. Shanghai, Shanghai/China	51
Siemens High Voltage Switchgear Guangzhou Ltd., Guangzhou/China	94
Siemens Industrial Automation Ltd., Shanghai, Shanghai/China	90
Siemens Industrial Turbomachinery (Huludao) Co. Ltd., Huludao/China	84
Siemens Industry Software (Shanghai) Co., Ltd., Shanghai/China	100
Siemens International Trading Ltd., Shanghai, Shanghai/China	100
Siemens Ltd., China, Beijing/China	100
Siemens Manufacturing and Engineering Centre Ltd., Shanghai/China	51
Siemens Mechanical Drive Systems (Tianjin) Co., Ltd., Tianjin/China	100
Siemens Medical Solutions Diagnostics Ltd., Beijing/China	100
Siemens Medium Voltage Switching Technologies (Wuxi) Ltd., Wuxi/China	85
Siemens Numerical Control Ltd., Nanjing/China	80
Siemens PLM Software (Shenzhen) Limited, Shenzhen/China	100
Siemens Power Automation Ltd., Nanjing/China	100
Siemens Power Equipment Packages Co. Ltd., Shanghai, Shanghai/China	65
Siemens Power Plant Automation Ltd., Nanjing/China	100
Siemens Process Analytics Co. Ltd., Shanghai, Shanghai/China	100
Siemens Real Estate Management (Beijing) Ltd., Co., Beijing/China	100
Siemens Sensors & Communication Ltd., Dalian/China	100
Siemens Shanghai Medical Equipment Ltd., Shanghai/China	100
Siemens Shenzhen Magnetic Resonance Ltd., Shenzhen/China	100
Siemens Signalling Co. Ltd., Xi'an, Xian/China	70
Siemens Special Electrical Machines Co. Ltd., Changzhi/China	77[7]
Siemens Standard Motors Ltd., Jiangsu, Yizheng/China	100
Siemens Surge Arresters Ltd., Wuxi/China	100
Siemens Switchgear Co. Ltd., Shanghai/China	55
Siemens Technology Development (Beijing) Ltd. Corp., Beijing/China	90

September 30, 2012	Equity interest in %
Siemens Transformer (Guangzhou) Co., Ltd., Guangzhou/China	63
Siemens Transformer (Jinan) Company Ltd., Jinan/China	90
Siemens Transformer (Wuhan) Company Ltd., Wuhan City/China	100
Siemens VAI Manufacturing (Taicang) Co., Ltd., Taicang/China	100
Siemens VAI Metals Technologies Co., Ltd., Shanghai, Shanghai/China	100
Siemens Water Technologies and Engineering (Tianjin) Co., Ltd., Tianjin/China	68
Siemens Water Technologies Ltd., Beijing/China	100
Siemens Wind Power Blades (Shanghai) Co., Ltd., Shanghai/China	100
Siemens Wind Power Turbines (Shanghai) Co. Ltd., Shanghai/China	100
Siemens Wiring Accessories Shandong Ltd., Zibo/China	100
Siemens X-Ray Vacuum Technology Ltd., Wuxi/China	100
Sunny World (Shaoxing) Green Lighting Co., Ltd., Shaoxing/China	100
Trench High Voltage Products Ltd., Shenyang, Shenyang/China	65
Winergy Drive Systems (Tianjin) Co. Ltd., Tianjin/China	100
Yangtze Delta Manufacturing Co. Ltd., Hangzhou, Hangzhou/China	51
Asia Care Holding Limited, Hong Kong/Hong Kong	100[7]
OSRAM Asia Pacific Ltd., Hong Kong/Hong Kong	100
OSRAM Holding Company Ltd., Hong Kong/Hong Kong	100
OSRAM Hong Kong Ltd, Hong Kong/Hong Kong	100
OSRAM Lighting Control Systems Ltd., Hong Kong/Hong Kong	65
OSRAM Opto Semiconductors Asia Ltd., Hong Kong/Hong Kong	100
Siemens Healthcare Diagnostics Limited, Hong Kong/Hong Kong	100
Siemens Industry Software Limited, Hong Kong/Hong Kong	100
Siemens Ltd., Hong Kong/Hong Kong	100
Siemens Water Technologies International Sales Ltd., Hong Kong/Hong Kong	100
Traxon Technologies Ltd., Hong Kong/Hong Kong	100
eMeter India Pvt. Ltd., New Delhi/India	100
Morgan Construction Company India Private Limited, Mumbai/India	100
OSRAM Automotive Lamps Private Limited, Bengaluru/India	100
OSRAM India Pvt. Ltd., Gurgaon/India	100
PETNET Radiopharmaceutical Solutions Pvt. Ltd., New Delhi/India	100
Powerplant Performance Improvement Ltd., New Delhi/India	50[1]
Siemens Financial Services Private Limited, Mumbai/India	100
Siemens Hearing Instruments Pvt. Ltd., Bengaluru/India	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b, HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2012	Equity interest in %
Siemens Industry Software (India) Private Limited, New Delhi/India	100
Siemens Ltd., Mumbai/India	74
Siemens Nixdorf Information Systems Pvt. Ltd., Mumbai/India	100
Siemens Power Engineering Pvt. Ltd., Gurgaon/India	100
Siemens Technology and Services Private Limited, Mumbai/India	100
Siemens VAI Metals Technologies Private Limited, Mumbai/India	100
Winergy Drive Systems India Pvt. Ltd., Chennai/India	100
P.T. OSRAM Indonesia, Tangerang/Indonesia	100
P.T. Siemens Hearing Instruments, Batam/Indonesia	100
P.T. Siemens Indonesia, Jakarta/Indonesia	100
PT. Siemens Industrial Power, Kota Bandung/Indonesia	60
Siemens Sherkate Sahami (Khass), Teheran/Iran	96
Yekta Setareh Atllas Co. (P.J.S.), Teheran/Iran	100
Robcad Limited, Herzliya/Israel	100
RuggedCom Ltd., Herzliya/Israel	100
Siemens Concentrated Solar Power Ltd., Beit Shemesh/Israel	100
Siemens Industry Software Ltd., Herzliya/Israel	100
Siemens Israel Ltd., Tel Aviv/Israel	100
Siemens Product Lifecycle Management Software 2 (IL) Ltd., Herzliya/Israel	100
UGS Israeli Holdings (Israel) Ltd., Herzliya/Israel	100
Acrorad Co., Ltd., Okinawa/Japan	57
Best Sound K.K., Sagamihara/Japan	93
Mochida Siemens Medical Systems Co., Ltd., Tokyo/Japan	90
OSRAM Ltd., Yokohama/Japan	100
Siemens Healthcare Diagnostics K.K., Tokyo/Japan	100
Siemens Hearing Instruments K.K., Tokyo/Japan	100
Siemens Industry Software K.K., Tokyo/Japan	100
Siemens Japan Holding K.K., Tokyo/Japan	100
Siemens Japan K.K., Tokyo/Japan	100
Siemens Kameda Healthcare IT Systems K.K., Tokyo/Japan	67
Siemens Product Lifecycle Management Software II (JP) K.K., Tokyo/Japan	100
Siemens TOO, Almaty/Kazakhstan	100
OSRAM Korea Co. Ltd., Ansan/Korea	100
Siemens Industry Software Ltd., Seoul/Korea	100
Siemens Ltd. Seoul, Seoul/Korea	100
Siemens PETNET Korea Co. Ltd., Seoul/Korea	100
Siemens Electrical & Electronic Services K.S.C.C., Kuwait City/Kuwait	47[2]
Expro Services (Malaysia) SDN. BHD., Kuala Lumpur/Malaysia	100
OSRAM (Malaysia) Sdn. Bhd., Kuala Lumpur/Malaysia	100

September 30, 2012	Equity interest in %
Osram Opto Semiconductors (Malaysia) Sdn Bhd, Penang/Malaysia	100
Reyrolle (Malaysia) Sdn. Bhd., Kuala Lumpur/Malaysia	100
SFL – Boilerinstallations SDN. BHD., Kuala Lumpur/Malaysia	100
Siemens Malaysia Sdn. Bhd., Petaling Jaya/Malaysia	100
Siemens Transportation Turnkey Systems Sdn. Bhd., Petaling Jaya/Malaysia	100
Siteco Lighting Malaysia Sdn. Bhd., Puchong/Malaysia	100
VA TECH Malaysia Sdn.Bhd., Kuala Lumpur/Malaysia	30[2]
Siemens L.L.C., Muscat/Oman	51
Siemens Pakistan Engineering Co. Ltd., Karachi/Pakistan	66
Dade Behring Diagnostics Philippines, Inc., Manila/Philippines	100
Siemens Power Operations, Inc., Manila/Philippines	100
Siemens, Inc., Manila/Philippines	100
Siemens W.L.L., Doha/Qatar	40[2]
Arabia Electric Ltd. (Equipment), Jeddah/Saudi Arabia	51
ISCOSA Industries and Maintenance Ltd., Riyadh/Saudi Arabia	51
Siemens Ltd., Jeddah/Saudi Arabia	51
VA TECH T&D Co. Ltd., Riyadh/Saudi Arabia	51
Westinghouse Saudi Arabia Ltd., Riyadh/Saudi Arabia	100[7]
OSRAM Pte. Ltd., Singapore/Singapore	100
PETNET Solutions Private Limited, Singapore/Singapore	100
RuggedCom Asia Pte. Ltd., Singapore/Singapore	100
Siemens Industry Software Pte. Ltd., Singapore/Singapore	100
Siemens Medical Instruments Pte. Ltd., Singapore/Singapore	100
Siemens Pte. Ltd., Singapore/Singapore	100
OSRAM Taiwan Company Ltd., Taipei/Taiwan	100
Siemens Industry Software (TW) Co., Ltd., Taipei/Taiwan	100
Siemens Ltd., Taipei/Taiwan	100
OSRAM Thailand Co. Ltd., Bangkok/Thailand	100
Siemens Limited, Bangkok/Thailand	99
Siemens Product Lifecycle Management Software (TH) Co. Ltd., Bangkok/Thailand	100
VA TECH Holding (Thailand) Co. Ltd., Bangkok/Thailand	50[2]
VA TECH Transmission & Distribution Co. Ltd., Bangkok/Thailand	100
OSRAM Middle East FZE, Dubai/United Arab Emirates	100
SD (Middle East) LLC, Dubai/United Arab Emirates	49[2]
Siemens LLC, Abu Dhabi/United Arab Emirates	49[2]
Siemens Middle East Limited, Masdar City/United Arab Emirates	100
Siemens Middle East, FZ-LLC, Dubai/United Arab Emirates	100
Siemens Ltd., Ho Chi Minh City/Vietnam	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b, HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2012	Equity interest in %
Africa (32 companies)	
ESTEL Rail Automation SPA, Algiers / Algeria	51
Siemens Spa, Algiers / Algeria	100
Siemens S.A., Luanda / Angola	51
Siemens Pty. Ltd., Gaborone / Botswana	100
NEM Energy Egypt LLC, Alexandria / Egypt	100
Siemens Healthcare Diagnostics S.A.E, Cairo / Egypt	100
Siemens Ltd. for Trading, Cairo / Egypt	100
Siemens Technologies S.A.E., Cairo / Egypt	90
Siemens Kenya Ltd., Nairobi / Kenya	100
SCIENTIFIC MEDICAL SOLUTION DIAGNOSTICS S.A.R.L., Casablanca / Morocco	100
Siemens Plant Operations Tahaddart SARL, Tanger / Morocco	100
Siemens S.A., Casablanca / Morocco	100
Siemens Lda., Maputo / Mozambique	100
Siemens Pty. Ltd., Windhoek / Namibia	100
Siemens Ltd., Lagos / Nigeria	100
Comos Industry Solutions (Pty) Ltd, Johannesburg / South Africa	100
Dade Behring South Africa (Pty) Ltd, Randfontein / South Africa	100
Linacre Investments (Pty) Ltd., Kenilworth / South Africa	0[3]
Margott (Proprietory) Limited, Pretoria / South Africa	100
Margott Holdings (Pty.) Ltd., Pretoria / South Africa	100
OSRAM (Pty.) Ltd., Midrand / South Africa	100
Siemens (Proprietary) Limited, Midrand / South Africa	70
Siemens Building Technologies (Pty) Ltd., Midrand / South Africa	100
Siemens Employee Share Ownership Trust, Johannesburg / South Africa	0[3]
Siemens Healthcare Diagnostics (Pty.) Limited, Isando / South Africa	100
Siemens Hearing Solution (Pty.) Ltd., Randburg / South Africa	100
Siemens IT Solutions and Services (Pty) Ltd., Johannesburg / South Africa	100
Siemens IT Solutions and Services South Africa (Pty) Ltd, Midrand / South Africa	100
Siemens Real Estate Management (Pty.) Ltd., Mthatha / South Africa	100
Siemens Tanzania Ltd., Dar es Salaam / Tanzania	100
Siemens S.A., Tunis / Tunisia	100
Siemens Pvt. Ltd., Harare / Zimbabwe	100[7]
Australia / New Zealand / Oceans (17 companies)	
eMeter Australia Proprietary Limited, Sydney / Australia	100[7]
Exemplar Health (SCUH) 3 Pty Limited, Bayswater / Australia	100[7]

September 30, 2012	Equity interest in %
Exemplar Health (SCUH) 4 Pty Limited, Bayswater / Australia	100[7]
Exemplar Health (SCUH) Holdings 3 Pty Limited, Bayswater / Australia	100
Exemplar Health (SCUH) Holdings 4 Pty Limited, Bayswater / Australia	100
Exemplar Health (SCUH) Trust 3, Bayswater / Australia	100
Exemplar Health (SCUH) Trust 4, Bayswater / Australia	100
Kaon Consulting Pty. Ltd., Loganholme, Loganholme QLD / Australia	100[7]
Kaon Electric Pty. Ltd., Loganholme, Loganholme QLD / Australia	100[7]
Kaon Holdings Pty. Ltd., Loganholme, Loganholme QLD / Australia	100[7]
Memcor Australia Pty. Ltd., South Windsor / Australia	100
OSRAM Australia Pty. Ltd., Sydney / Australia	100
Siemens Building Technologies Pty. Ltd., Mount Waverley / Australia	100
Siemens Hearing Instruments Pty. Ltd., Bayswater / Australia	100
Siemens Ltd., Bayswater / Australia	100
Siemens Product Lifecycle Management Software (AUS) Pty Ltd., Melbourne / Australia	100
Siemens (N.Z.) Limited, Auckland / New Zealand	100
Associated companies and joint ventures	
Germany (33 companies)	
Advanced Power AG und Siemens Project Ventures GmbH in GbR, Hamburg	50
ATS Projekt Grevenbroich GmbH, Schüttorf, Schüttorf	25[8]
BELLIS GmbH, Braunschweig	49[6]
BSH Bosch und Siemens Hausgeräte GmbH, Munich	50
BWI Informationstechnik GmbH, Meckenheim	50[4]
DKS Dienstleistungsgesellschaft f. Kommunikationsanlagen des Stadt- und Regionalverkehrs mbH, Cologne	49[6]
EMIS Electrics GmbH, Lübbenau / Spreewald	49
Erlangen AG Technologie Scouting und Marketing, Erlangen	32[8]
FEAG Fertigungscenter für Elektrische Anlagen GmbH, Erlangen	49[8]
HANSATON Akustik GmbH, Hamburg	50[6]
IFTEC GmbH & Co. KG, Leipzig	50
Infineon Technologies Bipolar GmbH & Co. KG, Warstein	40
Infineon Technologies Bipolar Verwaltungs-GmbH, Warstein	40[8]
Innovative Wind Concepts GmbH, Husum	50
LIB Verwaltungs-GmbH, Leipzig	50[6]
Lightcycle Retourlogistik und Service GmbH, Munich	47[8]

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b, HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2012	Equity interest in %
Maschinenfabrik Reinhausen GmbH, Regensburg	26
MeVis BreastCare GmbH & Co. KG, Bremen	49
MeVis BreastCare Verwaltungsgesellschaft mbH, Bremen	49[8]
Partikeltherapiezentrum Kiel GmbH & Co. KG, Kiel	50[8]
Power Vermögensbeteiligungsgesellschaft mbH Die Erste, Hamburg	50[8]
PTZ Partikeltherapiezentrum Kiel Management GmbH, Wiesbaden	50[8]
Siemens Venture Capital Fund 1 GmbH, Munich	100[4,8]
Siemens-Electrogeräte GmbH, Munich	100[4,8]
SKAG Eurocash, Munich	11[6]
SKAG Euroinvest Corporates, Munich	22
Symeo GmbH, Neubiberg	65[4,8]
Transrapid International Verwaltungsgesellschaft mbH i.L., Berlin	50[8]
Voith Hydro Holding GmbH & Co. KG, Heidenheim	35
Voith Hydro Holding Verwaltungs GmbH, Heidenheim	35[8]
WKN AG, Husum	29
Wohnen am Wedding KG THG Immobilien-Fondsgesellschaft mbH & Co., Berlin	26[8]
Wustermark Energie GKW Beteiligungs-GmbH, Hamburg	50[8]
Europe (without Germany) (56 companies)	
AHC Austrian Health Care Systems & Engineering GmbH, Vienna / Austria	33[8]
Arelion GmbH, Hagenberg im Mühlkreis / Austria	25[8]
Kompetenzzentrum Licht GmbH, Dornbirn / Austria	33[8]
Dils Energie NV, Brussels / Belgium	50
EMGO N.V., Lommel / Belgium	50
T-Power NV, Brussels / Belgium	20
EKOLAMP s.r.o., Prague / Czech Republic	30[8]
Meomed s.r.o., Prerov / Czech Republic	47[8]
A2SEA A/S, Fredericia / Denmark	49
Compagnie Electrique de Bretagne, S.A.S., Paris / France	40
Recylum Societe par Actions Simplifiée, Paris / France	25[8]
TRIXELL S.A.S., Moirans / France	25
Breesea Limited, London / Great Britain	50[8]
Gwynt y Mor Offshore Wind Farm Limited, Swindon / Great Britain	10[6]
Heron Wind Limited, London / Great Britain	33
Lincs Renewable Energy Holdings Limited, London / Great Britain	50
Njord Limited, London / Great Britain	33
Odos Imaging Ltd., Edinburgh / Great Britain	50[8]
Optimus Wind Limited, London / Great Britain	50[8]

September 30, 2012	Equity interest in %
Plessey Holdings Ltd., Frimley, Surrey / Great Britain	50[8]
Pyreos Limited, Edinburgh / Great Britain	37[8]
Sesmos Limited, Edinburgh / Great Britain	50[8]
SMart Wind Limited, London / Great Britain	50
Unincorporated Joint Venture Gwynt y Mor, Swindon / Great Britain	10[6]
Anakiklosi Siskevon Simetochiki S.A., Piraeus / Greece	20[8]
Eviop-Tempo A.E. Electrical Equipment Manufacturers, Vasilikon / Greece	48
Szeged Energia Zrt., Szeged / Hungary	50
Transfima GEIE, Turin / Italy	42[8]
Transfima S.p.A., Milan / Italy	49[8]
Turboservice Torino S.p.A., Turin / Italy	50[8]
VAL 208 Torino GEIE, Milan / Italy	86[4,8]
SIA Ekogaisma, Riga / Latvia	33[8]
Solutions & Infrastructure Services Limited, Gzira / Malta	50
Eemsmond Energie B.V., Amsterdam / Netherlands	50[8]
Enterprise Networks Holdings B.V., Amsterdam / Netherlands	49
Infraspeed Maintainance B.V., Zoetermeer / Netherlands	46
Nokia Siemens Networks Holding B.V., Amsterdam / Netherlands	50
Ural Locomotives Holding Besloten Vennootschap, The Hague / Netherlands	50
Wirescan AS, Halden / Norway	27[8]
Windfarm Polska II Sp. z o.o., Koszalin / Poland	50[8]
MTS – Metro, Transportes do Sul S.A., Lisbon / Portugal	21[8]
OOO Northern Capital Express, Moscow / Russian Federation	25[8]
OOO Transconverter, Moscow / Russian Federation	35[8]
OOO VIS Automation mit Zusatz „Ein Gemeinschaftsunternehmen von VIS und Siemens", Moscow / Russian Federation	49
ZAO Interautomatika, Moscow / Russian Federation	46
ZAO Nuclearcontrol, Moscow / Russian Federation	40[8]
ZAO Systema-Service, St. Petersburg / Russian Federation	26
EKOSIJ d.o.o., Ljubljana / Slovenia	25[8]
Merida Power, S.L., Madrid / Spain	50[8]
Nertus Mantenimiento Ferroviario y Servicios S.A., Barcelona / Spain	51[4]
Soleval Renovables S.L., Sevilla / Spain	50
Solucia Renovables 1, S.L., Lebrija (Sevilla) / Spain	50
Termica AFAP S.A., Villacanas / Spain	20[8]
Certas AG, Zurich / Switzerland	50
Interessengemeinschaft TUS, Männedorf / Switzerland	50
Zentrum Oberengstringen AG, Oberengstringen / Switzerland	42[8]

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b, HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2012	Equity interest in %
America (18 companies)	
Cia Técnica de Engenheria Eletrica Sucursal Argentina VA TECH ARGENTINA S.A. Union transitoria de Empresas, Buenos Aires/Argentina	30[8]
CVL Componentes de Vidro Ltda., Caçapava/Brazil	50
Pemopro S.A. de C.V., Mexico City/Mexico	25[8]
BritePointe, Inc., Berkeley, CA/USA	40[8]
Brockton Power Company LLC, Boston, MA/USA	23
Brockton Power Holdings Inc., Boston, MA/USA	25[8]
Brockton Power Properties, Inc., Boston, MA/USA	25[8]
Cyclos Semiconductor, Inc., Berkeley, CA/USA	41
PhSiTh LLC, New Castle, DE/USA	33
Power Properties Inc., Boston, MA/USA	25[8]
Reactive NanoTechnologies, Inc., Hunt Valley, MD/USA	21
Rether networks, Inc., Centereach, NY/USA	30
Semprius, Inc., Durham, NC/USA	21
Siemens First Capital Commercial Finance, LLC, Oklahoma City, OK/USA	51[4]
Treated Water Outsourcing J.V., Naperville, IL/USA	50
Valeo Sylvania LLC, Seymour, IN/USA	50
Zargis Medical Corp., Princeton, NJ/USA	25
Innovex Capital En Tecnologia, C.A., Caracas/Venezuela	20[6]
Asia (32 companies)	
Oil and Gas ProServ LLC, Baku/Azerbaijan	25[8]
ChinaInvent (Shanghai) Instrument Co., Ltd, Shanghai/China	30[8]
FCE (Beijing) Heat Treatment Technology Co., Ltd., Beijing/China	30[8]
Foshan Electrical and Lighting Co., Ltd., Foshan/China	13[6]
GSP China Technology Co., Ltd., Beijing/China	50
Guangzhou Morgan Seals Co., Ltd., Guangzhou/China	50[8]
OSRAM (China) Fluorescent Materials Co., Ltd., Yixing/China	50[4]
ROSE Power Transmission Technology Co., Ltd, Anshan/China	50
Saitong Railway Electrification (Nanjing) Co., Ltd., Nanjing/China	50[8]

September 30, 2012	Equity interest in %
Shanghai Electric Power Generation Equipment Co., Ltd., Shanghai/China	40
Shanghai Electric Wind Energy Co., Ltd., Shanghai/China	49
Siemens Traction Equipment Ltd., Zhuzhou, Zhuzhou/China	50
Siteco Prosperity Lighting (Lang Fang) Co., Ltd., Lang Fang/China	50
Zhenjiang Siemens Busbar Trunking Systems Co. Ltd., Yangzhong/China	50
OSRAM Prosperity Company Ltd., Hong Kong/Hong Kong	50
Bangalore International Airport Ltd., Bengaluru/India	26
P.T. Jawa Power, Jakarta/Indonesia	50
PT Asia Care Indonesia, Jakarta/Indonesia	40
LAMP NOOR (P.J.S.) Co., Saveh/Iran	20[8]
Arava Power Company Ltd., D.N. Eilot/Israel	40[6]
Global Sun Israel, L.P., D.N. Eilot/Israel	36
Metropolitan Transportation Solutions Ltd., Rosh HaAyin/Israel	20[8]
Negev Energy – Ashalim Thermo-Solar Ltd, Airport City/Israel	50
Kanto Hochouki Co., Ltd., Ibaragi/Japan	25[8]
Kikoeno Soudanshitsu Co., Ltd., Tochigi/Japan	50[8]
Koden Co., Ltd., Hiroshima/Japan	43[8]
Yaskawa Siemens Automation & Drives Corp., Kitakyushu/Japan	50
Temir Zhol Electrification LLP, Astana/Kazakhstan	49
Rousch (Pakistan) Power Ltd., Karachi/Pakistan	26
Power Automation Pte. Ltd., Singapore/Singapore	49
Modern Engineering and Consultants Co. Ltd., Bangkok/Thailand	40[8]
Siemens Transformers L.L.C, Abu Dhabi/United Arab Emirates	49
Africa (3 companies)	
Energie Electrique de Tahaddart S.A., Tanger/Morocco	20
VOEST-ALPINE Technical Services Ltd., Abuja/Nigeria	40[8]
Impilo Consortium (Pty.) Ltd., La Lucia/South Africa	31
Australia/New Zealand/Oceans (2 companies)	
Exemplar Health (SCUH) Partnership, Sydney/Australia	50
SILCAR Pty. Ltd., Mount Waverley/Australia	50

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b, HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2012	Equity interest in %	Net income in millions of €	Equity in millions of €
Other investments[11]			
Germany (9 companies)			
Ausbildungszentrum für Technik, Informationsverarbeitung und Wirtschaft gemeinnützige GmbH (ATIW), Paderborn	100[4,5]	0	2
BOMA Verwaltungsgesellschaft mbH & Co. KG, Grünwald	100[4,5]	(46)	(46)
BSAV Kapitalbeteiligungen und Vermögensverwaltungs Management GmbH, Grünwald	100[4,5]	(1)	29
Kyros Beteiligungsverwaltung GmbH, Grünwald	100[4,5]	(2)	237
MAENA Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Grünwald	97[4,5]	(102)	(103)
Realtime Technology AG, Munich	9	2	29
Siemens Pensionsfonds AG, Grünwald	100[4,5]	1	9
Siemens Venture Capital Fund 2 GmbH i.L., Munich	100[4,5]	0	0
SIM 9. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich	100[4,5]	1	13
Europe (without Germany) (3 companies)			
Atos S.A., Bezons Cedex / France	15	183	2,329
Medical Systems S.p.A., Genoa / Italy	45[5]	10	72
Corporate XII S.A. (SICAV-FIS), Luxembourg / Luxembourg	100[4,5]	160	6,549
America (4 companies)			
Middle East Opportunities Fund SPC obo Solar Energy I Segregated Portfolio, George Town / Cayman Islands	42[5]	0	5
CoreLabs, Inc., Princeton, NJ / USA	5	(4)	35
Global Healthcare Exchange LLC, Westminster, CO / USA	7	3	212
iBAHN Corporation, Salt Lake City, UH / USA	9	(3)	34

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264 b, HGB.
10 Exemption pursuant to Section 264 (3) HGB.
11 Values according to the latest available local GAAP financial statements; the underlying fiscal year may differ from the Siemens fiscal year.

This is a translation of the German "Konzernabschluss gemäß §315a (1) HGB der Siemens AG zum 30. September 2012." Sole authoritative and universally valid version is the German language document.

D.7 SUPERVISORY BOARD AND MANAGING BOARD

D.7.1 Supervisory Board

Gerhard Cromme, Dr. iur.

Chairman

Chairman of the Supervisory Boards of Siemens AG and ThyssenKrupp AG

Date of birth: February 25, 1943
Member since: January 23, 2003

External positions

German supervisory board positions:

- Axel Springer AG, Berlin (until April 2013)
- ThyssenKrupp AG, Duisburg and Essen (Chairman)

Positions outside Germany:

- Compagnie de Saint-Gobain S.A., France (until June 2013)

Berthold Huber*

First Deputy Chairman

First Chairman, IG Metall

Date of birth: February 15, 1950
Member since: July 1, 2004

External positions

German supervisory board positions:

- Audi AG, Ingolstadt (Deputy Chairman)
- Porsche Automobil Holding SE, Stuttgart
- Volkswagen AG, Wolfsburg (Deputy Chairman)

Josef Ackermann, Dr. oec.

Second Deputy Chairman

Chairman of the Board of Directors, Zurich Insurance Group AG

Date of birth: February 7, 1948
Member since: January 23, 2003

External positions

Positions outside Germany:

- Belenos Clean Power Holding AG, Switzerland (Deputy Chairman)
- Investor AB, Sweden
- Royal Dutch Shell plc, Netherlands
- Zurich Insurance Group AG, Switzerland (Chairman)
- Zürich Versicherungs-Gesellschaft AG, Switzerland (Chairman)

Lothar Adler*

Chairman of the Central Works Council, Siemens AG

Date of birth: February 22, 1949
Member since: January 23, 2003

Jean-Louis Beffa

Honorary Chairman of Compagnie de Saint-Gobain

Date of birth: August 11, 1941
Member since: January 24, 2008

External positions

Positions outside Germany:

- Claude Bernard Participations S.A.S., France (Chairman)
- GDF SUEZ S.A., France
- Groupe Bruxelles Lambert, Belgium
- JL2B Conseils, France (Chairman)
- Le Monde S.A., France
- Le Monde & Partenaires Associés S.A.S., France
- Saint-Gobain Corporation, USA
- Société Editrice du Monde S.A., France

Gerd von Brandenstein

Member of the Supervisory Boards of Siemens AG and degewo AG

Date of birth: April 6, 1942
Member since: January 24, 2008

External positions

German supervisory board positions:

- degewo AG, Berlin

Michael Diekmann

Chairman of the Board of Management, Allianz SE

Date of birth: December 23, 1954
Member since: January 24, 2008

External positions

German supervisory board positions:

- Allianz Asset Management AG (Chairman), Munich
- Allianz Deutschland AG, Munich
- BASF SE, Ludwigshafen am Rhein (Deputy Chairman)
- Linde AG, Munich (Deputy Chairman)

Positions outside Germany:

- Allianz France S.A., France (Deputy Chairman)
- Allianz S.p.A., Italy

Hans Michael Gaul, Dr. iur.

Supervisory board member

Date of birth: March 2, 1942
Member since: January 24, 2008

External positions

German supervisory board positions:

- BDO AG Wirtschaftsprüfungs-gesellschaft, Hamburg (Deputy Chairman)
- Evonik Industries AG, Essen
- EWE AG, Oldenburg (until October 29, 2012)
- HSBC Trinkaus & Burkhardt AG, Düsseldorf

Peter Gruss, Prof. Dr. rer. nat.

President, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.

Date of birth: June 28, 1949
Member since: January 24, 2008

External positions

German supervisory board positions:

- Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich

Positions outside Germany:

- Actelion Ltd., Switzerland

Bettina Haller*

Chairwoman of the Combine Works Council, Siemens AG

Date of birth: March 14, 1959
Member since: April 1, 2007

Hans-Jürgen Hartung*

Chairman of the Works Council, Siemens Energy Sector, Erlangen, Germany

Date of birth: March 10, 1952
Member since: January 27, 2009

Harald Kern*

Chairman of the Siemens Europe Committee

Date of birth: March 16, 1960
Member since: January 24, 2008

Jürgen Kerner*

Executive Managing Board Member, IG Metall

Date of birth: January 22, 1969
Member since: January 25, 2012

External positions

German supervisory board positions:

- MAN SE, Munich
- Premium Aerotec GmbH, Augsburg (Deputy Chairman)

Nicola Leibinger-Kammüller, Dr. phil.

President and Chairwoman of the Managing Board, TRUMPF GmbH + Co. KG

Date of birth: December 15, 1959
Member since: January 24, 2008

External positions

German supervisory board positions:

> Axel Springer AG, Berlin
> Deutsche Lufthansa AG, Cologne
> Voith GmbH, Heidenheim

Werner Mönius*

Chairman of the Works Council, Siemens Healthcare Sector, Erlangen, Germany

Date of birth: May 16, 1954
Member since: January 24, 2008

Håkan Samuelsson

President and CEO, Volvo Car Corporation (since October 19, 2012)

Date of birth: March 19, 1951
Member since: January 24, 2008

External positions

German supervisory board positions:

> Scandferries Holding GmbH, Rostock (Chairman)[1]
> Scandlines GmbH, Rostock (Chairman)

Positions outside Germany:

> Volvo Car Corporation, Sweden

Dieter Scheitor*

(until January 24, 2012)

Physicist

IG Metall headquarters
Inactive phase of part-time pre-retirement scheme

Date of birth: November 23, 1950
Member since: January 25, 2007

Rainer Sieg,* Dr. iur.

Chairman of the Committee of Spokespersons, Siemens Group; Chairman of the Central Committee of Spokespersons, Siemens AG

Date of birth: December 20, 1948
Member since: January 24, 2008

Birgit Steinborn*

Deputy Chairwoman of the Central Works Council, Siemens AG

Date of birth: March 26, 1960
Member since: January 24, 2008

Lord Iain Vallance of Tummel

Chairman, Amsphere Ltd.

Date of birth: May 20, 1943
Member since: January 23, 2003

Sibylle Wankel*

Attorney, Bavarian Regional Headquarters, IG Metall

Date of birth: March 3, 1964
Member since: April 1, 2009

External positions

German supervisory board positions:

> Vaillant GmbH, Remscheid

The Supervisory Board of Siemens AG has 20 members. As stipulated by the German Codetermination Act, half of the members represent Company shareholders, and half represent Company employees. The shareholder representatives were elected at the Annual Shareholders' Meeting on January 24, 2008, and the employee representatives, whose names are marked with an asterisk (*), either were elected in accordance with the provisions of the German Codetermination Act on September 27, 2007, effective as of the end of the Annual Shareholders' Meeting on January 24, 2008, or replaced an employee representative who had resigned from the Supervisory Board. The present Supervisory Board's term of office will expire at the conclusion of the Annual Shareholders' Meeting on January 23, 2013.

1 Advisory board as comparable supervisory body

As of September 30, 2012

D.7.1.1 SUPERVISORY BOARD COMMITTEES

The Supervisory Board of Siemens AG has established six standing committees. Information on their activities in fiscal 2012 is provided in → THE REPORT OF THE SUPERVISORY BOARD, PAGES 12-15 above.

Committees	Meetings in fiscal 2012	Duties and responsibilities	Members as of September 30, 2012
Chairman's Committee	6 5 decisions by notational voting using written circulations	The Chairman's Committee deals, in particular, with matters concerning the Managing Board. The Committee makes recommendations to the full Supervisory Board on the appointment and revocation of the appointment of Managing Board members, handles the employment contracts of Managing Board members and prepares the Supervisory Board's decision regarding Managing Board compensation and its review of the system of Managing Board compensation. The Chairman's Committee concerns itself with issues relating to corporate governance at the Company and prepares the Supervisory Board's decision regarding the Declaration of Conformity with the German Corporate Governance Code. In addition, the Committee makes recommendations to the full Supervisory Board on the composition of Supervisory Board committees and decides whether to approve business transactions with Managing Board members and parties related to them.	Gerhard Cromme, Dr. iur. (Chairman) Lothar Adler Josef Ackermann, Dr. oec. Berthold Huber
Audit Committee	6	The Audit Committee's duties include, in particular, preparing Supervisory Board reviews of the Annual Financial Statements of Siemens AG and of the Consolidated Financial Statements of Siemens worldwide. The Committee also discusses the Company's quarterly reports and half-year financial reports, liaises with the independent auditors (particularly with regard to awarding the audit contract, defining the focal points of the audit, determining the auditors' fee and ensuring their independence) and monitors the effectiveness of the Company's internal control system, risk management system and internal audit system.	Hans Michael Gaul, Dr. iur.[1,2] (Chairman) Gerhard Cromme, Dr. iur.[1] Bettina Haller Jürgen Kerner Birgit Steinborn Lord Iain Vallance of Tummel
Compliance Committee	5	The Compliance Committee concerns itself with the Company's adherence to statutory provisions, official regulations and internal Company policies.	Gerhard Cromme, Dr. iur. (Chairman) Lothar Adler Hans Michael Gaul, Dr. iur. Bettina Haller Lord Iain Vallance of Tummel Sibylle Wankel

1 Audit committee financial expert as defined by the Sarbanes-Oxley Act

2 Fulfills the requirements of Section 100 para. 5 and Section 107 para. 4 of the German Stock Corporation Act (Aktiengesetz)

Committees	Meetings in fiscal 2012	Duties and responsibilities	Members as of September 30, 2012
Finance and Investment Committee	3 5 decisions by notational voting using written circulations	The duties of the Finance and Investment Committee include laying the groundwork – on the basis of the Company's overall strategy, which is the subject of an annual strategy meeting of the Supervisory Board – for the Supervisory Board's negotiations and decisions regarding the Company's financial situation and structure, its investments in property, plant and equipment and its financial investments. In addition, the Committee decides on behalf of the Supervisory Board whether to approve business transactions requiring Supervisory Board approval that have a value of less than €600 million. It also exercises the Supervisory Board's rights under Section 32 of the German Codetermination Act to make decisions regarding the exercise of ownership rights resulting from interests in other companies. Decisions of the Finance and Investment Committee under Section 32 of the Act are made only by the Committee's shareholder representatives.	Gerhard Cromme, Dr. iur. (Chairman) Lothar Adler Jean-Louis Beffa Gerd von Brandenstein Jürgen Kerner Werner Mönius Håkan Samuelsson Birgit Steinborn
Nominating Committee	6	The Nominating Committee makes recommendations to the Supervisory Board's shareholder representatives regarding the candidates for the office of Supervisory Board shareholder representative to be proposed for election by the Annual Shareholders' Meeting.	Gerhard Cromme, Dr. iur. (Chairman) Josef Ackermann, Dr. oec. Hans Michael Gaul, Dr. iur.
Mediation Committee, under Section 27 para. 3 and Section 31 para. 3 and 5 of the German Codetermination Act	0	The Mediation Committee, whose establishment is mandatory under German law, makes recommendations to the Supervisory Board regarding the appointment and revocation of the appointment of Managing Board members if the Supervisory Board has not approved these appointments and/or revocations by the required two-thirds majority on the first vote.	Gerhard Cromme, Dr. iur. (Chairman) Josef Ackermann, Dr. oec. Lothar Adler Berthold Huber

Further information on corporate governance at Siemens is available at

WWW.SIEMENS.COM/CORPORATE-GOVERNANCE

D.7.2 Managing Board

Peter Löscher

President and Chief Executive Officer, Siemens AG

Date of birth: September 17, 1957
First appointed: July 1, 2007
Term expires: March 31, 2017

External positions

German supervisory board positions:

- Deutsche Bank AG, Frankfurt am Main
- Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich

Positions outside Germany:

- TBG Limited, Malta (Thyssen-Bornemisza Group)

Roland Busch, Dr. rer. nat.

Date of birth: November 22, 1964
First appointed: April 1, 2011
Term expires: March 31, 2016

External positions

Positions outside Germany:

- Atos S.A., France

Group Company positions

German supervisory board positions:

- OSRAM AG,[1] Munich

Positions outside Germany:

- Siemens Industry, Inc., USA
- Siemens Ltd., China (Chairman)
- Siemens Ltd., India
- Siemens Pte. Ltd., Singapore
- Siemens Schweiz AG, Switzerland (Chairman)

Brigitte Ederer

Date of birth: February 27, 1956
First appointed: July 1, 2010
Term expires: June 30, 2015

External positions

German supervisory board positions:

- Jenoptik AG, Jena

Positions outside Germany:

- Boehringer Ingelheim RCV GmbH, Austria
- Österreichische Industrieholding AG (ÖIAG), Austria

Group Company positions

Positions outside Germany:

- Siemens AG Österreich, Austria (Chairwoman)
- Siemens France Holding S.A.S., France
- Siemens Holding S.p.A., Italy (Deputy Chairwoman)
- Siemens Holdings plc, UK
- Siemens Nederland N.V., Netherlands (Chairwoman)
- Siemens S.A., Spain (Chairwoman)
- Siemens Sanayi ve Ticaret A.Ş., Turkey
- Siemens S.p.A., Italy (Deputy Chairwoman)

Klaus Helmrich

Date of birth: May 24, 1958
First appointed: April 1, 2011
Term expires: March 31, 2016

External positions

German supervisory board positions:

- EOS Holding AG, Krailling

Group Company positions

German supervisory board positions:

- BSH Bosch und Siemens Hausgeräte GmbH, Munich

Positions outside Germany:

- Siemens Technology and Services Private Ltd., India (Chairman)

Joe Kaeser

Date of birth: June 23, 1957
First appointed: May 1, 2006
Term expires: March 31, 2016

External positions

German supervisory board positions:

- Allianz Deutschland AG, Munich

Positions outside Germany:

- NXP Semiconductors B.V., Netherlands

Group Company positions

German supervisory board positions:

- BSH Bosch und Siemens Hausgeräte GmbH, Munich (Chairman)
- OSRAM AG,[1] Munich

Positions outside Germany:

- Nokia Siemens Networks B.V., Netherlands
- Siemens AG Österreich, Austria
- Siemens Corp., USA (Deputy Chairman)
- Siemens Ltd., India

Barbara Kux

Date of birth: February 26, 1954
First appointed: November 17, 2008
Term expires: November 16, 2013

External positions

Positions outside Germany:

- Total S.A., France

Group Company positions

Positions outside Germany:

- Nokia Siemens Networks B.V., Netherlands

Hermann Requardt, Prof. Dr. phil. nat.

Date of birth: February 11, 1955
First appointed: May 1, 2006
Term expires: March 31, 2016

External positions

German supervisory board positions:

- Software AG, Darmstadt

Group Company positions

German supervisory board positions:

- OSRAM AG,[1] Munich

Positions outside Germany:

- Siemens Healthcare Diagnostics Inc., USA
- Siemens Japan Holding K.K., Japan (Chairman)
- Siemens Japan K.K., Japan (Chairman)
- Siemens Medical Solutions USA, Inc., USA (Chairman)

Siegfried Russwurm, Prof. Dr.-Ing.

Date of birth: June 27, 1963
First appointed: January 1, 2008
Term expires: March 31, 2017

External positions

German supervisory board positions:

> Deutsche Messe AG, Hanover

Group Company positions

German supervisory board positions:

- BSH Bosch und Siemens Hausgeräte GmbH, Munich
- OSRAM AG,[1] Munich (Chairman)

Positions outside Germany:

- Arabia Electric Ltd. (Equipment), Saudi Arabia (Deputy Chairman)
- Siemens Industry, Inc., USA (Chairman)
- Siemens Ltd., China
- Siemens Ltd., Saudi Arabia (Deputy Chairman)
- Siemens Ltd., South Africa (Chairman)
- Siemens Middle East, FZ-LLC, United Arab Emirates
- Siemens VAI Metals Technologies GmbH, Austria
- VA TECH T & D Co. Ltd., Saudi Arabia

Peter Y. Solmssen

Date of birth: January 24, 1955
First appointed: October 1, 2007
Term expires: March 31, 2017[2]

Group Company positions

German supervisory board positions:

- OSRAM AG,[1] Munich

Positions outside Germany:

- Nokia Siemens Networks B.V., Netherlands
- Siemens Corp., USA (Chairman)
- Siemens S.A., Colombia (Chairman)

Michael Süß, Dr. rer. pol.

Date of birth: December 25, 1963
First appointed: April 1, 2011
Term expires: March 31, 2016

External positions

German supervisory board positions:

- Herrenknecht AG, Schwanau
- KION Group GmbH, Wiesbaden
- KION Holding 1 GmbH, Wiesbaden

1 As of October 25, 2012: OSRAM GmbH

2 As a rule, reappointments are effected until the completion of the 60th year of life only, however, with the proviso that they are extended for another year at a time until a total maximum five-year term, provided that neither the member of the Managing Board nor the Supervisory Board objects.

As of September 30, 2012

D.7.2.1 MANAGING BOARD COMMITTEES

Committee	Meetings in fiscal year 2012	Duties and responsibilities	Members as of September 30, 2012
Equity and Employee Stock Committee	6 decisions by notational voting using written circulations	This committee oversees the utilization of authorized capital in connection with the issuance of employee stock as well as the implementation of various capital measures. It also determines the scope and conditions of the stock-based compensation components and / or compensation programs offered to employees and managers (excluding the Managing Board).	Peter Löscher (Chairman) Joe Kaeser Brigitte Ederer

Further information on corporate governance at Siemens is available at

WWW.SIEMENS.COM/CORPORATE-GOVERNANCE

E. Additional Information

E.1 RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles, the Consolidated Financial Statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the Group Management Report, which has been combined with the Management Report for Siemens Aktiengesellschaft, includes a fair review of the development and performance of the business and the position of the group, together with a description of the material opportunities and risks associated with the expected development of the group.

Munich, November 21, 2012

Siemens Aktiengesellschaft
The Managing Board

Peter Löscher	Dr. Roland Busch	Brigitte Ederer	Klaus Helmrich
Joe Kaeser	Barbara Kux	Prof. Dr. Hermann Requardt	Prof. Dr. Siegfried Russwurm
Peter Y. Solmssen	Dr. Michael Süß		

E.2 INDEPENDENT AUDITORS' REPORT

To Siemens Aktiengesellschaft, Berlin and Munich

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Siemens Aktiengesellschaft, Munich and Berlin, and its subsidiaries, which comprise the consolidated statements of income, comprehensive income, financial position, cash flow and changes in equity, and notes to the consolidated financial statements for the business year from October 1, 2011 to September 30, 2012.

Management's Responsibility for the Consolidated Financial Statements

The management of Siemens Aktiengesellschaft is responsible for the preparation of these consolidated financial statements. This responsibility includes preparing these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), the supplementary requirements of German law pursuant to Sec. 315a (1) HGB ["Handelsgesetzbuch": German Commercial Code] and full IFRS as issued by the International Accounting Standards Board (IASB), to give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The company's management is also responsible for the internal controls that management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Sec. 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW) as well as in supplementary compliance with International Standards on Auditing (ISA). Accordingly, we are required to comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing audit procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The selection of audit procedures depends on the auditor's professional judgment. This includes the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In assessing those risks, the auditor considers the internal control system relevant to the entity's preparation of the consolidated financial statements that give a true and fair view. The aim of this is to plan and perform audit procedures that are appropriate in the given circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group's internal control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

Pursuant to Sec. 322 (3) Sentence 1 HGB, we state that our audit of the consolidated financial statements has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply in all material respects with IFRS as adopted by the EU, the supplementary requirements of German commercial law pursuant to Sec. 315a (1) HGB and full IFRS as issued by the IASB and give a true and fair view of the net assets and financial position of the Group as at September 30, 2012 as well as the results of operations for the business year then ended, in accordance with these requirements.

REPORT ON THE GROUP MANAGEMENT REPORT

We have audited the accompanying group management report, which is combined with the management report of Siemens Aktiengesellschaft, for the business year from October 1, 2011 to September 30, 2012. The management of the company is responsible for the preparation of the group management report in compliance with the applicable requirements of German commercial law pursuant to Sec. 315a (1) HGB. We are required to conduct our audit in accordance with Sec. 317 (2) HGB and German generally accepted standards for the audit of the group management report promulgated by the IDW. Accordingly, we are required to plan and perform the audit of the group management report to obtain reasonable assurance about whether the group management report is consistent with the consolidated financial statements and the audit findings, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Pursuant to Sec. 322 (3) Sentence 1 HGB, we state that our audit of the group management report has not led to any reservations.

In our opinion, based on the findings of our audit of the consolidated financial statements and group management report, the group management report is consistent with the consolidated financial statements, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, November 21, 2012

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Krämmer	Prof. Dr. Hayn
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

E.3 STATEMENT OF THE MANAGING BOARD

The Managing Board of Siemens Aktiengesellschaft is responsible for preparing the Consolidated Financial Statements and the Group Management Report. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union as well as with the additional requirements set forth in Section 315a (1) of the German Commercial Code (Handelsgesetzbuch). The financial statements are also in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The Group Management Report is consistent with the Consolidated Financial Statements and is combined with the Management Report of Siemens Aktiengesellschaft.

Siemens employs extensive internal controls, company-wide uniform reporting guidelines and additional measures, including employee training and continuing education, with the intention that the Consolidated Financial Statements and the Group Management Report are conducted correctly and in accordance with the applicable legal requirements. Members of the management of the Sectors, Divisions, Financial Services, Cross-Sector Services, Regional Clusters and certain Corporate Units, supported by certifications of management of entities under their responsibility have confirmed to us the correctness of the financial data they have reported to Siemens' corporate headquarters and the effectiveness of the related control systems. Compliance with the guidelines as well as the reliability and effectiveness of the control systems are continuously examined by Internal Corporate Audit throughout the Siemens Group. Our risk management system complies with the requirements of the German Corporation Act (Aktiengesetz). Our risk management system is designed to enable the Managing Board to recognize potential risks early on and initiate timely countermeasures.

In accordance with the resolution adopted at the Annual Shareholders' Meeting, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft has audited the Consolidated Financial Statements and Group Management Report, which is combined with the Management Report of Siemens Aktiengesellschaft, and issued an unqualified opinion. Together with the independent auditors, the Supervisory Board has thoroughly examined the Consolidated Financial Statements, the Group Management Report, and the Independent Auditors' Report. The result of this examination is included in the Report of the Supervisory Board (→ A.1 OF THE FINANCIAL SECTION OF THIS ANNUAL REPORT).

Munich, November 28, 2012

The Managing Board

Peter Löscher	Dr. Roland Busch	Brigitte Ederer	Klaus Helmrich
Joe Kaeser	Barbara Kux	Prof. Dr. Hermann Requardt	Prof. Dr. Siegfried Russwurm
Peter Y. Solmssen	Dr. Michael Süß		

E.4 FIVE-YEAR SUMMARY

Revenue and earnings (in millions of €)[1]	2012	2011	2010	2009	2008
Revenue	78,296	73,275	68,828	70,053	69,577
Gross profit	22,204	22,229	20,012	19,120	18,979
Income from continuing operations	5,184	7,376	4,329	2,533	1,574
Net income	4,590	6,321	4,068	2,497	5,886

Assets, liabilities and equity (in millions of €)	2012	2011	2010	2009	2008
Current assets	52,129	52,542	50,179	44,087	43,486
Current liabilities	42,637	43,560	40,610	36,510	42,142
Debt	20,707	17,940	19,913	19,638	16,079
Long-term debt	16,880	14,280	17,497	18,940	14,260
Net debt[2]	9,292	4,995	5,560	9,309	9,034
Pension plans and similar commitments	9,926	7,307	8,464	5,938	4,361
Equity (including non-controlling interests)	31,302	32,156	29,096	27,287	27,380
as a percentage of total assets	29	31	28	29	29
Total assets	108,282	104,243	102,827	94,926	94,463

Cash flows (in millions of €)[1]	2012	2011	2010	2009	2008
Net cash provided by (used in) operating activities – continuing operations	6,996	8,081	9,055	6,246	8,169
Amortization, depreciation and impairments[3]	2,744	2,437	2,568	2,395	2,471
Net cash provided by (used in) investing activities – continuing operations	(5,034)	(2,739)	(2,010)	(2,588)	(9,082)
Additions to intangible assets and property, plant and equipment	(2,206)	(2,163)	(1,939)	(2,159)	(2,397)
Net cash provided by (used in) financing activities – continuing operations	(3,591)	(7,062)	(3,189)	(344)	3,935
Net increase (decrease) in cash and cash equivalents	(1,561)	(1,715)	4,023	3,275	1,989
Free cash flow – continuing operations	4,790	5,918	7,116	4,087	5,773

Employees – continuing operations[1]	2012	2011	2010	2009	2008
Employees (September 30, in thousands)	370	359	335	333	346

Stock market information (in €, unless otherwise stated)	2012	2011	2010	2009	2008
Basic earnings per share (from continuing operations)[1]	5.77	8.23	4.80	2.70	1.60
Diluted earnings per share (from continuing operations)[1]	5.71	8.14	4.75	2.67	1.60
Dividend per share	3.00[4]	3.00	2.70	1.60	1.60
Stock price range (Xetra closing price)					
High	79.71	99.38	79.37	66.45	108.86
Low	63.06	64.45	60.20	35.52	64.91
Fiscal year-end	77.61	68.12	77.43	63.28	65.75
Performance of Siemens shares year-over-year (in percentage points)					
Compared to DAX®	(12.57)	2.17	15.53	2.24	(4.68)
Compared to MSCI World	(3.01)	(5.16)	18.53	1.86	(4.46)
Number of shares issued (September 30, in millions)	881	914	914	914	914
Market capitalization (in millions of €)[5]	66,455	59,554	67,351	54,827	56,647
Credit rating – long-term debt					
Standard & Poor's	A+	A+	A+	A+	AA-
Moody's Investors Service	Aa3	A1	A1	A1	A1

1 Regarding activities classified as discontinued operations, prior periods are presented on a comparable basis.

2 Net debt results from total debt less total liquidity. Total debt comprises short-term debt and current maturities of long-term debt as well as long-term debt. Total liquidity comprises cash and cash equivalents as well as available-for-sale financial assets (current).

3 Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

4 To be proposed to the Annual Shareholders' Meeting.

5 On the basis of outstanding shares.

Quarterly data (in millions of €)[1]	2012	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	78,296	21,703	19,502	19,235	17,856
Net income	4,590	1,268	850	1,015	1,457

Quarterly data (in millions of €)[1]	2011	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	73,275	20,285	17,782	17,633	17,575
Net income	6,321	1,231	501	2,836	1,753

1 Regarding activities classified as discontinued operations, prior periods are presented on a comparable basis.

E.5 GLOSSARY

A

Adjusted EBITDA — Abbreviation for adjusted "Earnings before interest, taxes, depreciation and amortization." Siemens defines adjusted EBITDA on group level as "Income from continuing operations before income taxes" less "Other financial income (expense), net," less "Interest expense," less "Interest income," as well as less "Income (loss) from investments accounted for using the equity method, net (adjusted EBIT)" before amortization and depreciation and impairment of property, plant and equipment and goodwill.

American Depositary Shares (ADSs) / American Depositary Receipts — A U.S. dollar-denominated certificate issued by a U.S. bank, representing a share of a foreign-based company available for purchase on an American stock exchange. The entire issuance is called an American Depositary Receipt (ADR) and the individual shares are referred to as ADSs.

Asset management — The process of managing and controlling corporate assets in order to enhance operational efficiency in using these assets in business operations.

C

Captive finance unit — A financial services unit organized as a business within an industrial enterprise that offers financial solutions primarily to customers of the operating units of that enterprise.

Cash conversion rate — Ratio of "Free cash flow" to "Income."

Comfort letter — A written statement prepared by an independent auditor which expresses an opinion on the results of certain audit procedures.

Commercial paper — Short-term debt instruments in the form of bearer bonds, issued in the money market by companies with strong credit ratings.

Commercial Paper Program — Program for the issuance of commercial paper that can be drawn in different currencies.

Compliance — Compliance with laws as well as with external and internal guidance or codes of conduct.

Corporate Treasury — A corporate unit responsible for the financial management, particularly relating to the liquidity and cash management as well as the financial risk management.

D

Derivatives / Derivative financial instruments — An instrument that derives its value from that of an underlying instrument or index, is settled at a future date and requires no or a relatively low initial investment.

Discontinued operations — A component of an entity that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations; is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or is a subsidiary acquired exclusively with a view to resale.

E

Emerging market economies — Economies that do not form part of the industrialized economies. Siemens defines emerging market countries by means of a negative delimitation from developed economies in accordance with the definition by the International Monetary Fund (IMF).

F

Free cash flow — A measure of operative cash generation. Siemens defines "Free cash flow" as inflows and outflows of cash and cash equivalents provided by (used in) operating activities less cash outflows for additions to intangible assets and property, plant and equipment.

Functional costs — Functional costs comprise "Cost of goods sold and services rendered," "Research and development expenses," and "Marketing, selling and general administrative expenses."

G

German Corporate Governance Code — Essential statutory regulations for the management and supervision of German listed companies. It contains internationally and nationally recognized standards for good and responsible governance.

H

Hybrid bond — A corporate bond that, due to its characteristics such as long maturity date and subordination, bears the character of both debt and equity.

M

Medium Term Notes Program	A kind of framework agreement between companies and traders of notes (usually banks), enabling a company to issue securities in the capital market under predetermined terms and conditions, thus providing flexibility in raising debt within a very short period of time.

O

Operating net working capital	The net amount of inventories less advance payments reveived plus trade and other receivables minus trade payables and minus billings in excess of costs and estimated earnings on uncompleted contracts and related advances.
Order backlog	Inventory of orders for goods and services based on binding contractual arrangements with customers.

R

Rating	Standardized indicator for the assessment of issuers' credit ratings; carried out by specialized agencies.
Return on capital employed (ROCE)	This indicator shows how efficiently a company works with the capital of its shareholders and lenders.
Risk management	Systematic process to identify and assess potential opportunities and risks and to select and implement response strategies with respect to these opportunities and risks.

S

Sensitivity analysis	Analysis of effects of possible changes in assumptions. It is used, for example, to estimate how net periodic benefit cost is affected by decreasing / increasing discount rates.
Supply Chain Management	Comprises the planning and management of all processes in connection with supplier selection, procurement and logistics.

W

Weighted Average Cost of Capital (WACC)	The rate that a company is expected to pay on average to all its providers of capital to finance its assets.

E.6 INDEX

E.7 FURTHER INFORMATION AND INFORMATION RESOURCES

Further information on the contents of this Annual Report is available from:

Address Siemens AG
Wittelsbacherplatz 2
80333 Munich
Germany

Phone +49 89 636-33443 (Media Relations)
+49 89 636-32474 (Investor Relations)
Fax +49 89 636-30085 (Media Relations)
+49 89 636-32830 (Investor Relations)
E-mail press@siemens.com
investorrelations@siemens.com

Additional information

The Siemens Annual Report for 2012 is available online at
WWW.SIEMENS.COM/ANNUAL-REPORT (website)
WWW.SIEMENS.COM/AR-MOBILE (mobile application)

In addition to an Annual Report at the end of each fiscal year, Siemens publishes quarterly consolidated financial statements in the form of press releases. Conference calls and press conferences supplement these reports, giving journalists and analysts further opportunities to review developments in our businesses. Financial reporting for the first three quarters is complemented by extensive interim reports. These reports are submitted to Deutsche Börse and the U.S. Securities and Exchange Commission (SEC), among other organizations. Siemens also provides the SEC with the Annual Report on Form 20-F. All these financial reports are available at
WWW.SIEMENS.COM/FINANCIALREPORTS

Information on the Company's commitment to sustainability is available in the Siemens Sustainability Report at
WWW.SIEMENS.COM/SUSTAINABILITY-REPORT

Information on research, development and innovation at Siemens is available at
WWW.SIEMENS.COM/INNOVATION

The Siemens publication *Pictures of the Future: The Magazine for Research and Innovation* is available at
WWW.SIEMENS.COM/POF

Key to references

- → REFERENCE WITHIN THE PUBLICATION
- ↗ REFERENCE TO AN EXTERNAL PUBLICATION
- REFERENCE TO THE FINANCIAL REPORT
- REFERENCE TO THE INTERNET
- REFERENCE TO MOVIES

Copies of the Annual Report can be ordered at

E-mail siemens@bek-gmbh.de
Internet WWW.SIEMENS.COM/ORDER-ANNUALREPORT
Fax +49 7237-1736

Siemens employees may obtain copies at

Intranet HTTPS://C4BS.GSS.SIEMENS.COM
Fax +49 911 654-4271
English Order no. A19100-F-V94-X-7600
German Order no. A19100-F-V94

Employees should include their postal address and complete order data (Org-ID and cost center information) when ordering.

Concept and coordination

Corporate Communications and Government Affairs
Dr. Johannes von Karczewski

Corporate Finance
Dr. Marcus Mayer

Layout | Production

hw.design GmbH
Publicis München, ZN der PWW GmbH

Ecofriendly production

This Annual Report has been produced using chlorine-free bleached materials and climate-neutral production processes. In accordance with the guidelines of the Forest Stewardship Council (FSC), all the paper used in this Annual Report comes from controlled sources such as sustainable forests. The mill in which the paper was produced is certified in accordance with ISO 9001, 14001 and 18001 guidelines. It uses only chlorine-free bleached pulps (ECF), which are subsequently processed without the use of elemental chlorine.

E.8 FINANCIAL CALENDAR[1]

2013
January 23
First-quarter financial report

2013
January 23
Annual Shareholders' Meeting for fiscal 2012

2013
January 24
Ex-dividend date

2013
May 2
Second-quarter financial report

2013
August 1
Third-quarter financial report

2013
November 7
Preliminary figures for fiscal 2013

2014
January 28
Annual Shareholders' Meeting for fiscal 2013

1 Provisional. Updates will be published at WWW.SIEMENS.COM/FINANCIAL-CALENDAR

E.9 COMPANY STRUCTURE

Managing Board of Siemens AG

Peter Löscher
President and
Chief Executive Officer

Corporate Communications and Government Affairs

Corporate Development

Roland Busch

Infrastructure & Cities

Asia, Australia

Brigitte Ederer

Corporate Human Resources

Europe, Commonwealth of Independent States

Klaus Helmrich

Corporate Technology

Joe Kaeser

Corporate Finance and Controlling

Financial Services

Siemens Real Estate

Equity Investments

Sectors

Energy
Michael Süß

Energy Service Randy H. Zwirn

Fossil Power Generation Roland Fischer

Oil & Gas Adil Toubia

Power Transmission Karlheinz Springer

Wind Power Felix Ferlemann

Healthcare
Hermann Requardt

Clinical Products Norbert Gaus

Customer Solutions Thomas J. Miller

Diagnostics Michael Reitermann

Imaging & Therapy Systems Bernd Montag

Industry
Siegfried Russwurm

Customer Services Dirk Hoke

Drive Technologies Ralf-Michael Franke

Industry Automation Anton Sebastian Huber

Regional Cluster organization

Americas

Austral-Andina Daniel Fernandez

Brazil Paulo Ricardo Stark

North America Eric Spiegel

Asia, Australia

ASEAN-Pacific Lothar Herrmann

Japan Junichi Obata

North East Asia Mei-Wei Cheng

South Asia Armin Bruck

Europe, C.I.S.,[2] Africa, Middle East

Africa Sigi Proebstl

Central Eastern Europe Wolfgang Hesoun

Germany Rudolf Martin Siegers

Middle East Erich Käser

North West Europe Roland Aurich

Russia / Central Asia Dietrich Möller

South West Europe Christophe de Maistre

1 In June 2012, Siemens announced that it would publicly list OSRAM via a spinoff of OSRAM shares to the shareholders of Siemens AG in preparation for a subsequent stock exchange listing.

2 Commonwealth of Independent States

Barbara Kux

Corporate Supply Chain Management

Corporate Sustainability

Global Shared Services

Hermann Requardt

Healthcare

Siegfried Russwurm

Industry

Corporate Information Technology

Africa, Middle East

Peter Y. Solmssen

Corporate Legal and Compliance

Americas

Michael Süß

Energy

Infrastructure & Cities

Roland Busch

Building Technologies Johannes Milde

Low and Medium Voltage Ralf Christian

Mobility and Logistics Sami Atiya

Rail Systems Jochen Eickholt

Smart Grid Jan Mrosik

Cross-Sector Activities

Financial Services Roland Chalons-Browne

Global Shared Services Michel E. de Zeeuw

Siemens Real Estate Zsolt Sluitner

Separate Business

OSRAM Licht AG [1] Wolfgang Dehen

As of November 28, 2012

The members of the Supervisory Board are listed in chapter
→ D.7 SUPERVISORY BOARD AND MANAGING BOARD, PAGES 292-293.



Order no. A19100-F-V04-X-7600

The activities of our Energy, Healthcare, Industry and Infrastructure & Cities Sectors have enabled us to capture leading market and technology positions worldwide. Technological excellence, innovation, quality, reliability and international focus have been our hallmarks for 165 years, making us strong and linking us to our shareholders, employees and customers as a partner of trust.

We're one of the world's largest providers of green technologies. Products and solutions from our Environmental Portfolio already account for some 42% of our total revenue. In fiscal 2012, our roughly 370,000 employees generated revenue from continuing operations of about €78 billion and income from continuing operations of €5.2 billion.

siemens.com/annual-report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 11, 2012

/s/ DR. JOCHEN SCHMITZ

Name: Dr. Jochen Schmitz
Title: Corporate Vice President and Controller

/s/ DR. JUERGEN M. WAGNER

Name: Dr. Juergen M. Wagner
Title: Head of Financial Disclosure and Corporate Performance Controlling